As filed with the United States Securities and Exchange Commission on October 1, 2021

Registration No. 333-258343

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

890 5TH AVENUE PARTNERS, INC.

(Exact name of registrant as specified in its charter)

Delaware	6770	85-3022075
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14 Elm Place, Suite 206

Rye, NY 10580

Telephone: (575) 914-6575

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Adam Rothstein

Executive Chairman

890 5th Avenue Partners, Inc.

14 Elm Place, Suite 206

Rye, New York 10580

Telephone: (575) 914-6575

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Daniel J. Harris, Esq. Jason R. Sanderson, Esq. BraunHagey & Borden LLP 351 California Street San Francisco, California 94104 Telephone: (415) 599-0210	Kerry Berchem, Esq. Courtney York, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 Telephone: (212) 872-1000	Alice Hsu, Esq. Mark Mushkin, Esq. Orrick, Herrington & Sutcliffe LLP 51 W. 52nd Street New York, New York 10019 Telephone: (212) 506-5000	Mark Stevens, Esq. Dawn Belt, Esq. Ethan Skerry, Esq. Aman Singh, Esq. Janiece Jenkins, Esq. Fenwick & West LLP 902 Broadway New York, New York 10010 Telephone: (212) 430-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Merger Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	134,889,885(1)	$9.86	$1,330,014,266.10(2)	$145,104.56(3)
Total			$1,330,014,266.10	$145,104.56(4)

(1)	Based on the maximum number of shares of Class A common stock, par value $0.0001 per share (“890 Class A common stock”), of the registrant (“890”) estimated to be issued to certain holders of capital stock of BuzzFeed, Inc. (“BuzzFeed”) and certain equityholders of CM Partners, LLC (“CM Partners”) in connection with the business combination described herein (the “Business Combination”) and including (i) shares of 890 Class A common stock issuable upon conversion of New BuzzFeed Class B common stock and New BuzzFeed Class C common stock as described herein and (ii) shares of 890 Class A common stock issuable upon exercise of options and upon vesting of restricted stock awards and restricted stock units expected to be issued upon conversion of BuzzFeed options, restricted stock awards and restricted stock units.

(2)	Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (i) 134,889,885 shares of 890 Class A common stock, the estimated maximum number of shares of 890 Class A common stock that may be issued in the Business Combination; and (ii) $9.86, the average of the high and low trading prices of 890 Class A common stock on July 29, 2021 (within five business days prior to the date of this Registration Statement).

(3)	Calculated pursuant to Rule 457 under the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED October 1, 2021

PROXY STATEMENT OF

890 5th AVENUE PARTNERS, INC.

PROSPECTUS FOR

134,889,885 SHARES OF CLASS A COMMON STOCK OF

890 5th AVENUE PARTNERS, INC. (WHICH WILL BE RENAMED BUZZFEED, INC.)

Dear Stockholders:

On June 23, 2021, the board of directors of 890 5th Avenue Partners, Inc., a Delaware corporation (“890,” “we,” “us,” or “our”), approved an agreement and plan of merger, dated June 24, 2021, by and among 890, Bolt Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of 890 (“Merger Sub”), Bolt Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of 890 (“Merger Sub II”), and BuzzFeed, Inc. (“BuzzFeed”), a Delaware corporation (as may be amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is adopted by 890’s stockholders and the transactions under the Merger Agreement are consummated, Merger Sub will merge with and into BuzzFeed, after which the separate corporate existence of Merger Sub will cease and BuzzFeed will survive the merger as a wholly-owned subsidiary of 890 (the “Merger”). Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II (the “Second Merger” and together with the Merger, the “Two-Step Merger”), with Merger Sub II surviving the merger as a wholly owned subsidiary of 890. The Two-Step Merger and the other transactions contemplated by the Merger Agreement, including the acquisition of Complex Networks (as defined herein) by the surviving entity of the Two-Step Merger as described further herein are hereinafter referred to as the “Business Combination” as contemplated by 890’s existing charter. In addition, in connection with the consummation of the Business Combination, 890 will be renamed “BuzzFeed, Inc.” and is referred to herein as “New BuzzFeed” as of the time following such change of name, as the context may require.

Under the Merger Agreement, 890 has agreed to acquire all of the outstanding equity interests of BuzzFeed for approximately $1.2345 billion in aggregate consideration. At the time in which the Two-Step Merger becomes effective (the “Effective Time”), each share of BuzzFeed common stock (as defined herein), par value $0.001 per share and BuzzFeed Preferred Stock (the BuzzFeed common stock together with the BuzzFeed Preferred Stock, the “BuzzFeed capital stock”) (other than BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares (as defined herein)) issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive a portion of the Closing Merger Consideration (as defined herein), as follows:

(a)with respect to Series F Preferred Stock and Series G Preferred Stock (other than Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders: a number of shares of New BuzzFeed Class A common stock equal to the quotient, rounded to the tenth decimal place, obtained by dividing: (A) 30,880,000 shares of 890 Class A common stock by (B) the aggregate number of shares of Series F Preferred Stock and Series G Preferred Stock outstanding as of the Effective Time; and
(b)with respect to BuzzFeed Class A common stock and BuzzFeed Preferred Stock (other than Series F Preferred Stock, Series G Preferred Stock, BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders: a number of shares of New BuzzFeed Class A common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00; and
(c)with respect to BuzzFeed Class B common stock (other than Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders: a number of shares of New BuzzFeed Class B common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as calculated in accordance with the Merger Agreement), divided by (B) $10.00; and
(d)with respect to BuzzFeed Class C common stock (other than Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders: a number of shares of New BuzzFeed Class C common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as calculated in accordance with the Merger Agreement), divided by (B) $10.00.

At the Effective Time, each option to purchase shares of the BuzzFeed Class A common stock (a “BuzzFeed Option”) that is outstanding immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed Option, be substituted by New BuzzFeed and converted into an option to purchase shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (as defined herein) (each, a “New BuzzFeed Option”) except that (a) such New BuzzFeed Option will provide the right to purchase that whole number of shares of New BuzzFeed Class A common stock (rounded down to the nearest whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed Option as of immediately prior to the Effective Time, multiplied by the option exchange ratio applicable to such BuzzFeed Option as determined in accordance with the Merger Agreement, and (b) the exercise price per share for each such New BuzzFeed Option shall be equal to the exercise price per share of such BuzzFeed Option in effect immediately prior to the Effective Time, divided by the Option Exchange Ratio applicable to such BuzzFeed Option (the exercise price per share, as so determined on an aggregate basis, being rounded to the nearest full cent). The New BuzzFeed Options will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed Options. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the option holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to exercise under such holder’s New BuzzFeed Options after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed Option will be subject to all of the terms and conditions of the 2021 EIP (including exercisability and termination related provisions) and respective stock option grant agreements for the New BuzzFeed Options (rather than the terms and conditions of the applicable BuzzFeed incentive plan and stock option grant agreements under which the BuzzFeed Options were originally granted).

At the Effective Time, each BuzzFeed Restricted Stock Award that is outstanding as of immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed Restricted Stock Award, be substituted by New BuzzFeed and converted into the right to receive shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (each, a “New BuzzFeed RSA”) except that such New BuzzFeed RSA shall provide opportunity to be issued that whole number of shares of New BuzzFeed Class A common stock(rounded down to the nearest whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed Restricted Stock Award as of immediately prior to the Effective Time, multiplied by the Restricted Stock Award exchange ratio applicable to such BuzzFeed Restricted Stock Award as determined in accordance with the Merger Agreement. The New BuzzFeed RSA will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed Restricted Stock Award. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the BuzzFeed RSA holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to such holder’s New BuzzFeed RSA after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed RSA will be subject to all of the terms and conditions of the 2021 EIP and agreements (including repurchase provisions) for the New BuzzFeed RSA (rather than the terms and conditions of the applicable BuzzFeed incentive plan and agreements under which the BuzzFeed Restricted Stock Award were originally issued).

At the Effective Time, each BuzzFeed restricted stock unit (“BuzzFeed RSU”) that is outstanding as of immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed RSU, be substituted by New BuzzFeed and converted into a restricted stock unit representing the opportunity to be issued shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (each, a “New BuzzFeed RSU”) except that such New BuzzFeed RSU shall provide opportunity to be issued that whole number of shares of New BuzzFeed Class A common stock (rounded to the nearest whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed RSU as of immediately prior to the Effective Time, multiplied by the RSU exchange ratio applicable to such BuzzFeed RSU as determined in accordance with the Merger Agreement. The New BuzzFeed RSUs will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed RSUs. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the BuzzFeed RSU holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to issuance under such holder’s New BuzzFeed RSU after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed RSUs will be subject to all of the terms and conditions of the 2021 EIP (including settlement related provisions) and agreements for the New BuzzFeed RSUs (rather than the terms and conditions of the applicable BuzzFeed incentive plan and agreements under which the BuzzFeed RSUs were originally granted).

Pursuant to a convertible note subscription agreement (the “Note Subscription Agreement”) that 890 entered into with certain investors (the “Note Investors”), immediately prior to the consummation of the Two-Step Merger, Note Investors have committed to provide convertible note financing to 890 in the aggregate amount of $150,000,000 (the “Convertible Financing Amount”), to ensure that such Convertible Financing Amount together with amount maintained in the 890 trust account at the closing of the transactions contemplated by the Merger Agreement will, in the aggregate, be sufficient to enable 890 to: (a) pay all cash amounts required to be paid by 890 or its subsidiaries under or in connection with the Merger Agreement and, when combined with BuzzFeed’s existing cash balances as of the closing, shall be sufficient to pay the cash consideration owing in the C Acquisition (as defined herein); and (b) pay any and all fees and expenses of or payable by 890 with respect to the transactions contemplated under the Merger Agreement.

Upon the closing of the Two-Step Merger and pursuant to the C Acquisition Purchase Agreement (as defined herein), New BuzzFeed will fund the C Acquisition via: (a) payment in an aggregate amount of $200,000,000 in cash consideration, funded from the Convertible Financing Amount together with the amount maintained in the 890 trust account and BuzzFeed’s existing cash balances, in each case, as of the Closing (as defined herein), and (b) issuance of 10,000,000 shares of New BuzzFeed Class A common stock.

The total maximum number of shares of New BuzzFeed common stock expected to be issued at the Effective Time is approximately 159,265,540, assuming no redemptions (including 137,210,020 shares of New BuzzFeed Class A common stock, 15,606,605 shares of New BuzzFeed Class B common stock and 6,448,915 shares of New BuzzFeed Class C common stock). At the Effective Time, holders of shares of BuzzFeed capital stock will hold, in the aggregate, between approximately 70.7% and 86.2% of the issued and outstanding shares of New BuzzFeed common stock.

Holders of the New BuzzFeed Class B common stock will have rights substantially similar to the New BuzzFeed Class A common stock except that the holders of New BuzzFeed Class B common stock will be entitled to fifty (50) votes for each share of New BuzzFeed Class B common stock held of record by such holder on each matter on which holders of such shares are entitled to vote, as set out in the Proposed Charter. It is expected that Jonah Peretti and his affiliates will, after giving effect to the Holder Voting Agreement (as defined below), hold over 65% of the voting power of New BuzzFeed immediately following the closing of the Business Combination (the “Closing”), as of the Effective Time.

Holders of the New BuzzFeed Class C common stock will have rights substantially similar to the New BuzzFeed Class A common stock except that the New BuzzFeed Class C common stock will be non-voting shares, as set out in the Proposed Charter.

890’s units, Class A common stock and public warrants are publicly traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “ENFAU,” “ENFA,” and ”ENFAW,” respectively. 890 has applied to list the New BuzzFeed Class A common stock on Nasdaq under the symbol “BZFD” upon the Closing. Following the Closing, 890 intends to change its name to “BuzzFeed, Inc.”

890 will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination. 890 cannot complete the Business Combination unless 890’s stockholders consent to the adoption of the Merger Agreement and the approval of the transactions contemplated thereby. 890 is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

Unless adjourned, the Special Meeting of the stockholders of 890 will be held at           , New York City time, on         , 2021 at       . In light of ongoing developments related to the novel coronavirus (“COVID-19”), after careful consideration, 890 has determined that the special meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend the virtual special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit questions during the special meeting by visiting and using a control number assigned to you by Broadridge Financial Solutions. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus and provided to them by their holder of record.

This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about 890 and New BuzzFeed and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 28 for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.

If you have any questions or need assistance voting your common stock, please contact D.F. King & Co., Inc. (“D.F. King”), our proxy solicitor, by calling (877) 732-3618, or banks and brokers can call collect at (212) 269-5550, or by emailing 890@dfking.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at            .

Sincerely,

______________________________

Adam Rothstein
Executive Chairman & Director

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated       , 2021, and is first being mailed to stockholders of 890 on or about       , 2021.

890 5TH AVENUE PARTNERS, INC.

14 Elm Place, Suite 206

Rye, NY 10580

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON            , 2021

TO THE STOCKHOLDERS OF 890 5TH AVENUE PARTNERS, INC.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of 890 5th Avenue Partners, Inc., a Delaware corporation (“890,” “we,” “us” or “our”), will be held at        , New York City time, on , 2021 at          . You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(a)	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to adopt the agreement and plan of merger, dated June 24, 2021, by and among 890, Bolt Merger Sub I, Inc., a wholly-owned subsidiary of 890 (“Merger Sub”), Bolt Merger Sub II, Inc., a wholly-owned subsidiary of 890 (“Merger Sub II”), and BuzzFeed, Inc. (“BuzzFeed”) (as may be amended and/or restated from time to time, the “Merger Agreement”) and approve the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into BuzzFeed (the “Merger”),with BuzzFeed being the surviving corporation of the Merger (the “Surviving Entity”). Immediately after the Merger, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger,” and together with the Merger, the “Two-Step Merger”), with Merger Sub II being the surviving company of the Second Merger (we refer to the Two-Step Merger and the other transactions contemplated by the Merger Agreement, including the acquisition of Complex Networks by the surviving entity of the Two-Step Merger, as the “Business Combination” and we refer to this proposal as the “Business Combination Proposal”);
(b)	Proposal No. 2 — The Organizational Documents Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved,: (i) the proposed second amended and restated certificate of incorporation of 890 (the “Proposed Charter”), which will replace 890’s amended and restated certificate of incorporation, dated January 11, 2021 (the “Current Charter”); and (ii) the proposed second amended and restated Bylaws of 890 (the “Proposed Bylaws”), which will replace 890’s amended and restated Bylaws, dated January 11, 2021 (the “Current Bylaws”), which the Proposed Charter and Proposed Bylaws will be in effect upon Closing (we refer to this proposal as the “Organizational Documents Proposal”);
(c)	Proposal No. 3 — The Advisory Charter Amendment Proposals — to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements (the “Advisory Charter Amendment Proposals”);
(d)	Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Organizational Documents Proposal are approved, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of (i) shares of New BuzzFeed Class A common stock, the New BuzzFeed Class B common stock, and the New BuzzFeed Class C common stock pursuant to the terms of the Merger Agreement, (ii) shares of New BuzzFeed Class A common stock pursuant to the C Acquisition Purchase Agreement (as defined herein), and (iii) shares of New BuzzFeed Class A common stock to the Note Investors upon conversion of certain convertible notes issued pursuant to Note Subscription Agreements entered into with the Note Investors prior to Closing (we refer to this proposal as the “Stock Issuance Proposal”);
(e)	Proposal No. 5 — The Director Election Proposal — a proposal to elect, assuming the Business Combination Proposal, the Organizational Documents Proposal, and the Stock Issuance Proposal are all approved and adopted, seven directors to New BuzzFeed’s board of directors (we refer to this proposal as the “Director Election Proposal”);
(f)	Proposal No. 6 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, and the Director Election Proposal are approved, the 2021 equity incentive plan (the “Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex E, including the authorization of the initial share reserve under the Incentive Plan (we refer to this proposal as the “Incentive Plan Proposal”);
(g)	Proposal No 7 — The Employee Stock Purchase Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the

Director Election Proposal, and the Incentive Plan Proposal are approved, the 2021 employee stock purchase plan (the “Employee Stock Purchase Plan”) and material terms thereunder (the “Employee Stock Purchase Plan Proposal”). A copy of the Employee Stock Purchase Plan is attached to this proxy statement/ prospectus as Annex F; and
(h)	Proposal No. 8 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the Director Election Proposal, and the Employee Stock Purchase Plan Proposal (together the “condition precedent proposals”) would not be duly approved by our stockholders or we determine that one or more of the Closing conditions under the Merger Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”).

Only holders of record of shares of 890’s Class A common stock and Class F common stock, voting as a single class (collectively, “890 Shares”) at the close of business on, 2021 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.

We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, 890’s board of directors has determined that each of the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Charter Amendment Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the Director Election Proposal, the Employee Stock Purchase Plan and the Adjournment Proposal are in the best interests of 890 and its stockholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of 890’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of 890 and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of 890’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

Under the Merger Agreement, the approval of the condition precedent proposals presented at the Special Meeting is a condition to the consummation of the Business Combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. If our stockholders do not approve each of the condition precedent proposals, the Business Combination may not be consummated. The Adjournment Proposal is not conditioned on the approval of any other proposal.

In connection with our initial public offering (“IPO”), our Initial Stockholders (consisting of 200 Park Avenue Partners, LLC, a Delaware limited liability company (our “Sponsor”), Linda Yaccarino, Kelli Turner, David Bank, Jon Jashni and Scott Flanders) and our directors at the time of our IPO entered into a letter agreement to vote their shares of 890 Class F common stock purchased prior to our IPO (the “founder shares”), as well as any shares of 890 Class A common stock sold as part of the units by us in our IPO (the “public shares”) purchased by certain Initial Stockholders during or after our IPO, in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, our Initial Stockholders own approximately 20% of our total outstanding common stock.

Pursuant to the Current Charter, a holder of public shares (a “public stockholder”) may request that 890 redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
(ii)	prior to, New York City time, on, 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, 890’s transfer agent (the “Transfer Agent”), that 890 redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through The Depository Trust Company.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the Transfer Agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our IPO (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing. If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that 890 instruct the Transfer Agent to return the shares (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Furthermore, 890 entered into convertible note subscription agreements (the “Note Subscription Agreement”) with the Note Investors, pursuant to which 890 agreed to issue and sell, in private placements to close immediately prior to the Closing, $150,000,000 aggregate principal amount of 7.00% (provided, however, that if there is less than $144.0 million in 890’s trust account immediately following the Closing Date, the stated interest rate shall be 8.50% per annum) unsecured convertible notes (the “Convertible Notes”), the issuance of the Convertible Notes constituting the “Convertible Note Financing.”

In connection with the Closing, all issued and outstanding shares of 890 Class A common stock will be exchanged, on a one-for-one basis, for shares of New BuzzFeed Class A common stock.

All 890 stockholders are cordially invited to attend the Special Meeting which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding 890 Shares, you may also cast your vote at the Special Meeting electronically by visiting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. The Organizational Documents Proposal requires the affirmative vote of the holders of a majority of the outstanding 890 Shares, voting as a single class. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as a vote “AGAINST” the Organizational Documents Proposal. Because approval of the other proposals only require a majority of the votes cast, assuming a quorum is established at the Special Meeting, if you do not vote or do not instruct your broker or bank how to vote, it will have no effect on these other proposals because such action would not count as a vote cast at the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you have any questions or need assistance voting your common stock, please contact D.F. King, our proxy solicitor, by calling (877) 732-3618, or banks and brokers can call collect at (212) 269-5550, or by emailing 890@dfking.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at .

Thank you for your participation. We look forward to your continued support.

           , 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF 890 CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF 890 CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF 890 CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by 890, constitutes a prospectus of 890 under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of 890 to be issued to BuzzFeed’s stockholders under the Merger Agreement. This document also constitutes a proxy statement of 890 under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to 890 stockholders nor the issuance by 890 of its common stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding 890 has been provided by 890 and information contained in this proxy statement/prospectus regarding BuzzFeed has been provided by BuzzFeed.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

We are responsible for the disclosure contained in this proxy statement/prospectus. However, this proxy statement/prospectus contains information concerning the market and industry in which BuzzFeed conducts its business. BuzzFeed has obtained market and industry data in this proxy statement/prospectus from industry publications and from surveys or studies conducted by third parties that BuzzFeed believes to be reliable. BuzzFeed cannot assure you of the accuracy and completeness of such information, and it has not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. As a result, you should be aware that any such market, industry and other similar data may not be reliable. While BuzzFeed is not aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled “Risk Factors” below.

ANNEX G – FORM OF PROXY CARD FOR SPECIAL MEETING OF STOCKHOLDERS	G-1

i

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about 890 from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:

890 5th Avenue Partners, Inc.

14 Elm Place, Suite 206

Rye, NY 10580

Telephone: (575) 914-6575

Attention: Michael Del Nin, Chief Financial Officer

Or

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (877) 732-3618

Email: 890@dfking.com

To obtain timely delivery, 890 stockholders must request the materials no later than five business days prior to the Special Meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 280.

CERTAIN DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” ”us,” ”our” and “890” refer to 890 5th Avenue Partners, Inc., and the terms “New BuzzFeed,” “combined company” and “post-combination company” refer to BuzzFeed, Inc. and its subsidiaries following the consummation of the Business Combination.

In this document:

“2008 Plan” means the BuzzFeed, Inc. 2008 Stock Plan, as amended from time to time.

“2015 Plan” means the BuzzFeed, Inc. 2015 Equity Incentive Plan, as amended from time to time.

“2021 Employee Stock Purchase Plan” means the BuzzFeed, Inc. 2021 Employee Stock Purchase Plan to be considered for adoption and approval by the stockholders pursuant to the Employee Stock Purchase Plan Proposal.

“2021 Equity Incentive Plan” means the BuzzFeed, Inc. 2021 Equity Incentive Plan to be considered for adoption and approval by the stockholders pursuant to the Incentive Plan Proposal.

“890” means 890 5th Avenue Partners, Inc., a Delaware corporation (which, after the Closing will change its name to BuzzFeed, Inc.).

“890 Board” means the board of directors of 890.

“890 Cash” means, as of the date of determination: (a) all amounts in the Trust Account; plus (b) the Convertible Financing Amount.

“890 Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of 890.

“890 Class F common stock” means the shares of Class F common stock, par value $0.0001 per share, of 890.

“890 Organizational Documents” means the Amended and Restated Certificate of Incorporation of 890, dated as of January 11, 2021 and the Amended and Restated Bylaws of 890 adopted as of January 11, 2021.

“890 Shares” means, collectively, the 890 Class A common stock and 890 Class F common stock.

“890 Stockholder Redemption” means the opportunity by 890 stockholders to redeem shares of 890 Class A common stock in accordance with the 890 Current Charter.

“890 Stock Price” means $10.00.

“890 Transaction Costs” means: (a) all fees, costs and expenses of 890 incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of the Merger Agreement, the other Transaction Agreements and the consummation of the Transactions, whether paid or unpaid prior to the Closing, including any and all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including any deferred underwriting commissions being held in the Trust Account; (b) any Indebtedness of 890 or its Subsidiaries owed to its Affiliates or stockholders; and (c) all costs, fees and expenses related to the Tail Option and Annual Policy Option with respect to directors and officers of 890 as of the date of the Merger Agreement; provided that 890 Transaction Costs shall not exceed $35,000,000 (including fees, costs and expenses of 890 incurred in connection with the transactions contemplated by the Note Subscription Agreement) without the consent of BuzzFeed.

“890 Units” means the units of 890, each consisting of one share of 890 Class A common stock and 1/3rd of one public warrant of 890.

“890 Working Capital Loans” means any loans to 890 made by one or more of the Sponsor, 890’s management team or their Affiliates in order to fund working capital deficiencies or finance transaction costs of 890 in connection with the Two-Step Merger and the other Transactions, which loans 890 may either repay out of the Trust Account, funds held outside of the Trust Account, or up to $1,500,000 of which loans may be convertible at the Closing at the option of the lender at a price equal to the 890 Stock Price into 890 Units, which 890 Units would be identical to the 890 Placement Units.

“Aggregate Adjusted Company Share Amount” means the sum, without duplication, of (a) the aggregate number of shares of BuzzFeed common stock that are issued and outstanding immediately prior to the Effective Time (including BuzzFeed Restricted Stock Awards); (b) the aggregate number of shares of BuzzFeed common stock that are issuable upon the exercise of vested BuzzFeed Options that are issued and outstanding immediately prior to the Effective Time, calculated on the basis of the treasury share method (for clarity, unvested BuzzFeed Options will not be included in the Aggregate Adjusted Company Share Amount); (c) the aggregate number of shares of BuzzFeed common stock that are issuable upon the settlement of BuzzFeed RSUs (regardless of whether vested) that are issued and outstanding immediately prior to the Effective Time; (d) the aggregate number of shares of BuzzFeed common stock that would be issuable upon the conversion all shares of BuzzFeed Preferred Stock (other than the Series F Preferred Stock and Series G Preferred Stock) into shares of BuzzFeed common stock pursuant to the BuzzFeed Organizational Documents; and (e) the Aggregate Share Adjustments (as defined in the BuzzFeed Disclosure Letter).

“Applicable Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Legal Requirements to close.

“Business Combination” means the transactions contemplated by the Merger Agreement, including: (A) the merger of Merger Sub with and into BuzzFeed, pursuant to which (a) BuzzFeed survives the merger as a wholly-owned subsidiary of New BuzzFeed and (b) the BuzzFeed stockholders exchange their BuzzFeed capital stock for equity interests in New BuzzFeed and (c) the BuzzFeed options, the BuzzFeed restricted stock awards and the BuzzFeed restricted stock units are assumed by New BuzzFeed and converted into New BuzzFeed options, New BuzzFeed restricted stock awards, and restricted stock units representing the opportunity to be issued shares of New BuzzFeed Class A common stock in accordance with the terms of the Merger Agreement, as further described herein; and (B) the merger of BuzzFeed with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned subsidiary of New BuzzFeed; (C) the C Acquisition; and (D) the other transactions set forth in the Merger Agreement.

“BuzzFeed” means BuzzFeed, Inc., a Delaware corporation.

“BuzzFeed capital stock” means the BuzzFeed common stock (excluding BuzzFeed Restricted Stock Awards) and each series of BuzzFeed preferred stock issued and outstanding as of the time of determination.

“BuzzFeed Class A common stock” means the shares of Class A common stock, par value $0.001 per share, of BuzzFeed.

“BuzzFeed Class B common stock” means the shares of Class B common stock, par value $0.001 per share, of BuzzFeed.

“BuzzFeed Class C common stock” means the shares of Class C common stock, par value $0.001 per share, of BuzzFeed.

“BuzzFeed common stock” means the Class A common stock, Class B common stock, and the Class C common stock of BuzzFeed.

“BuzzFeed Option” means an option to purchase shares of Class A common stock or Class B common stock granted under a BuzzFeed Incentive Plan.

“BuzzFeed Incentive Plans” means, collectively, the 2008 Plan and 2015 Plan.

“BuzzFeed Organizational Documents” means the Seventh Amended and Restated Certificate of Incorporation of BuzzFeed, dated as of December 16, 2020 (as may be amended, modified or supplemented, the “BuzzFeed Charter”), the Amended and Restated Bylaws of BuzzFeed as adopted on September 2, 2015 (as may be amended, modified or supplemented), and any other similar organization documents of BuzzFeed (as may be amended, modified, or supplemented).

“BuzzFeed’s Required Funds” means an amount equal to the Convertible Financing Amount.

v

“BuzzFeed Restricted Stock Award” means an award of restricted shares of BuzzFeed common stock granted under a BuzzFeed Incentive Plan, which includes any shares of BuzzFeed common stock issued pursuant to early-exercised BuzzFeed Options, in any case to the extent that it remains subject to vesting conditions.

“BuzzFeed RSU” means a restricted stock unit representing the opportunity to acquire shares of Class A common stock granted under a BuzzFeed Incentive Plan.

“BuzzFeed stockholder” means each holder of BuzzFeed capital stock.

“BuzzFeed Transaction Costs” means all fees, costs and expenses of the Group Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of the Merger Agreement, the other Transaction Agreements and the consummation of the Transactions, including: (a) all bonuses, change in control payments, retention or similar payments payable as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date and which are payable in connection with the consummation of the Transactions, whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger payments”), and the employer portion of payroll taxes payable as a result of the foregoing amounts; (c) all transaction, deal, brokerage, financial advisory or any similar fees payable in connection with the consummation of the Transactions; and (d) all costs, fees and expenses related to the Tail Option and Annual Policy Option with respect to directors and officers of BuzzFeed as of the date of the Merger Agreement; but excluding (i) any and all costs, fees and expenses incurred in connection with the preparation and filing of the Registration Statement (and any Proxy Statement filed with the SEC in connection therewith) and the review and/or approval thereof by the SEC, (ii) any and all costs, fees and expenses incurred in connection with the listing on Nasdaq of the shares of 890 Class A Stock issued in connection with the Transactions, and (iii) any transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other similar Taxes and fees (including any penalties or interest) payable in connection with the Transactions.

“C Acquisition” means the acquisition of Complex Networks by BuzzFeed pursuant to the terms of the C Acquisition Purchase Agreement.

“C Acquisition Purchase Agreement” means the definitive purchase agreement, dated as of March 27, 2021, by and among CM Partners, Complex Media, BuzzFeed and certain other parties thereto.

“C Acquisition Transaction Documents” means the C Acquisition Purchase Agreement and the other transaction agreements and documents referenced therein.

“Closing” means the closing of the Business Combination.

“Closing Date” means the closing date of the Two-Step Merger.

“Closing Merger Consideration” means an amount equal to $1,234,500,000.00.

“Closing Number of Securities” means 123,450,000 shares of 890 Class A common stock, 890 Class B Common Stock, and 890 Class C common stock in the aggregate.

“CM Partners” means CM Partners, LLC, a Delaware limited liability company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Complex Media” means Complex Media, Inc., a Delaware corporation.

“Complex Networks” means, collectively, CM Partners and its direct, wholly-owned subsidiary, Complex Media.

“Convertible Financing Amount” means an amount equal to $150,000,000.

“Convertible Note Financing” means the sale of 890 Convertible Notes in connection with the Note Subscription Agreement, raising gross proceeds of $150,000,000.

“Cowen” means Cowen and Company, LLC.

“Craig-Hallum” means Craig-Hallum Capital Group LLC.

“Current Bylaws” means 890’s amended and restated Bylaws, dated January 11, 2021.

“Current Charter” means 890’s amended and restated certificate of incorporation, dated January 11, 2021.

“D.F. King” means D.F. King & Co., Inc., proxy solicitor to 890.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means BuzzFeed common stock or BuzzFeed Preferred Stock outstanding immediately prior to the Effective Time and held by a BuzzFeed stockholder who has not voted in favor of the Two-Step Merger or consented thereto in writing or by electronic transmission and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means each share of BuzzFeed common stock and BuzzFeed Preferred Stock held in BuzzFeed’s treasury or owned by 890, Merger Sub, Merger Sub II or BuzzFeed immediately prior to the Effective Time.

“FASB” means the Financial Accounting Standards Board.

“Founders” means our Sponsor, PA 2 Co-Investment (an affiliate of Cowen) and Craig-Hallum (in its capacity as a purchaser of private placement units and founder shares) and certain of its affiliates purchasing Private Placement Units and founder shares.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Group Companies” means BuzzFeed and all of its direct and indirect Subsidiaries.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

“Initial Stockholders” means our Founders, and 890’s independent directors.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means 890’s initial public offering, consummated on January 11 and closed on January 14, 2021, through the sale of 28,750,000 units at $10.00 per unit.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Key BuzzFeed Stockholders” means each of the BuzzFeed stockholders listed on Schedule B of the Merger Agreement.

“Merger Agreement” means that Agreement and Plan of Merger, dated June 24, 2021, by and among 890, Merger Sub, Merger Sub II and BuzzFeed.

“Merger Sub” means Bolt Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of 890.

“Merger Sub II” means Bolt Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of 890.

“Nasdaq” means The Nasdaq Stock Market LLC.

“New BuzzFeed” means BuzzFeed, Inc., a Delaware corporation (which, prior to consummation of the business combination, was known as 890 5th Avenue Partners, Inc. (“890” herein)).

“New BuzzFeed Board” means the board of directors of New BuzzFeed.

“New BuzzFeed Class A common stock” means the shares of common stock, par value $0.0001 per share, of New BuzzFeed, which are entitled to one vote per share.

“New BuzzFeed Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of New BuzzFeed to be issued to holders of BuzzFeed Class B common stock at the effective date, with rights substantially similar to the New BuzzFeed Class A common stock except that holders of New BuzzFeed Class B common stock shall be entitled to fifty (50) votes for each share of New BuzzFeed Class B common stock held of record by such holder on each matter on which holders of such shares are entitled to vote as set out in the Proposed Charter.

“New BuzzFeed Class C common stock” means the shares of Class C common stock, par value $0.0001 per share, of New BuzzFeed to be issued to holders of BuzzFeed Class C common stock at the Effective Date, with rights substantially similar to New BuzzFeed Class A common stock except that New BuzzFeed Class C common stock shall be non-voting shares as set out in the Proposed Charter.

“New BuzzFeed common stock” means the Class A common stock, the Class B common stock, and the Class C common stock of New BuzzFeed.

“New BuzzFeed Management” means the management of New BuzzFeed following the consummation of the Business Combination.

“New BuzzFeed Option” means an option to purchase shares of New BuzzFeed Class A common stock.

“New BuzzFeed RSU” means a BuzzFeed RSU outstanding as of immediately prior to the Effective Time, assumed by 890, and converted into a restricted stock unit representing the opportunity to be issued shares of New BuzzFeed Class A common stock in accordance with the terms of the Merger Agreement.

“New BuzzFeed Restricted Stock Awards” means the BuzzFeed Restricted Stock Awards outstanding as of immediately prior to the Effective Time, assumed by 890, and converted into the right to receive shares of New BuzzFeed Class A common stock in accordance with the terms of the Merger Agreement.

“Note Investors” means certain investors who are party to the Note Subscription Agreement.

“Note Subscription Agreement” means the convertible note subscription agreement entered into by 890 with the Note Investors, pursuant to which 890 agreed to issue and sell in connection with the Business Combination, in private placements to close immediately prior to the Closing, $150.0 million aggregate principal amount of unsecured convertible notes due to mature in 2026.

“Option Exchange Ratio” means the quotient, of (i) the Remaining Per Share Amount divided by (ii) the 890 Stock Price.

“Outside Date” means January 24, 2022 (as the same may be extended pursuant to the Merger Agreement).

“Private Placement Units” means the 777,500 units issued to our Founders concurrently with our IPO, each consisting of one share of 890 Class A common stock and one-third of one redeemable warrant.

“Private Placement Warrants” means the 259,167 warrants issued as part of the Private Placement Units to our Founders concurrently with our IPO, each of which whole warrant is exercisable for one share of 890 Class A common stock.

“Proposed Bylaws” means the proposed second amended and restated bylaws to be adopted by 890 immediately prior to the Closing (and which at and after the Closing will operate as the bylaws of New BuzzFeed), a copy of which is attached as Annex C to this proxy statement/prospectus.

“Proposed Charter” means the proposed second amended and restated certificate of incorporation, to be adopted by 890 pursuant to the Organizational Documents Proposal immediately prior to the Closing (and which at and after the Closing will operate as the second amended and restated certificate of incorporation of New BuzzFeed), a copy of which is attached as Annex B to this proxy statement/prospectus.

“Proxy Statement” means the proxy statement filed by 890 as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from stockholders of 890 to approve the 890 Stockholder Matters.

“public shares” means shares of 890 Class A common stock included in the units issued in the IPO.

“public stockholders” means holders of public shares.

“Public Warrants” means the warrants included in the units issued in the IPO, each of which is exercisable for one share of 890 Class A common stock, in accordance with its terms.

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement to be entered into in connection with the Closing, by and among 890, Sponsor, and certain BuzzFeed stockholders.

“Remaining Per Share Amount” means the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) the Closing Merger Consideration minus (y) the Series F/G Aggregate Consideration by (b) the Aggregate Adjusted Company Share Amount.

“Restricted Stock Award Exchange Ratio” means the quotient of (i) the Remaining Per Share Amount divided by (ii) the 890 Stock Price.

“RSU Exchange Ratio” means the quotient of (i) the Remaining Per Share Amount divided by (ii) the 890 Stock Price.

“Series F/G Aggregate 890 Shares” means 30,880,000 shares of 890 Class A common stock.

“Series F/G Aggregate Consideration” means $308,800,000, which is equal to the product of (a) the Series F/G Aggregate 890 Shares multiplied by (b) the 890 Stock Price.

“Series F/G Per Share Amount” means the quotient, rounded to the tenth decimal place, obtained by dividing (a) the Series F/G Aggregate 890 Shares by (b) the aggregate number of shares of Series F Preferred Stock and Series G Preferred Stock outstanding as of the Effective Time.

“Sponsor” means 200 Park Avenue Partners, LLC, a Delaware limited liability company.

“Sponsor Shares” means the aggregate of 6,195,040 shares of 890 Class F common stock held by the Sponsor.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date of the Merger Agreement, by and among the Sponsor, 890 and BuzzFeed, as amended or modified from time to time.

“Stockholder Support Agreement” means that certain Stockholder Support Agreement, to be entered into by 890, BuzzFeed and the Key BuzzFeed Stockholders.

“Subsidiary” means, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Surviving Company” means the surviving entity resulting from the merger of BuzzFeed with and into Merger Sub II.

“Surviving Entity” means the surviving entity, resulting from the merger of Merger Sub with and into BuzzFeed.

“Total Outstanding BuzzFeed Shares” means the sum, without duplication, of (a) the aggregate number of shares of BuzzFeed common stock that are issued and outstanding immediately prior to the Effective Time and (b) the aggregate number of shares of BuzzFeed common stock that would be issuable upon the conversion of all shares of BuzzFeed Preferred Stock that are issued and outstanding immediately prior to the Effective Time into shares of BuzzFeed Common Stock pursuant to the BuzzFeed Organizational Documents.

“Transaction Agreements” means the Merger Agreement, the Stockholder Support Agreement, the Amended and Restated Investor Rights Agreement, the Amended and Restated Registration Rights Agreement, the Note Subscription Agreement, the Confidentiality Agreement, the Proposed Charter, the Sponsor Support Agreement, the Voting Agreement and all the agreements documents, instruments and certificates entered into in connection with the Merger Agreement or therewith and any and all exhibits and schedules thereto.

“Transactions” means the transactions contemplated pursuant to the Merger Agreement, including the Two-Step Merger.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means the Trust Account of 890 that holds the proceeds from 890’s IPO and the private placement of the Private Placement Units.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of January 11, 2021, between 890 and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“Voting Agreement” means a Voting Agreement, in a form mutually agreed by 890, BuzzFeed, and the Voting Agreement Parties, pursuant to which each of the Voting Agreement Parties agree to vote all 890 Shares held by such Voting Agreement Party in favor of the following three members of the board of directors of 890: (a) one designee of 890; and (b) two director nominees to be designated by the mutual agreement of BuzzFeed and 890.

“Voting Agreement Parties” means BuzzFeed’s Chief Executive Officer as of the date of the Merger Agreement and each of his Permitted Transferees (as defined in the BuzzFeed Charter) that holds any shares of BuzzFeed Common Stock or BuzzFeed Preferred Stock issued and outstanding immediately prior to the Effective Time, or that will hold any shares of New BuzzFeed Class A common stock, New BuzzFeed Class B common stock and New BuzzFeed Class C common stock as of immediately following the Closing.

Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

x

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of 890 and BuzzFeed. These statements are based on the beliefs and assumptions of the management of 890 and BuzzFeed. Although 890 and BuzzFeed believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither 890 nor BuzzFeed can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “possible,” “continue,” “might,” “potential” or “intends” or similar expressions. Certain forward-looking statements are based on projections prepared by, and which are the responsibility of, BuzzFeed’s management. BuzzFeed’s independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The report of BuzzFeed’s independent auditor included in this proxy statement/prospectus relates to historical financial information of BuzzFeed. It does not extend to the forward-looking information and should not be read as if it does. The prospective financial information included in this document has been prepared by, and is the responsibility of, BuzzFeed’s management. Neither PricewaterhouseCoopers LLP, nor any other independent accountants, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to the CM Partners, LLC previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.

Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about:

●	our ability to meet the Closing conditions to the Business Combination, including approval by stockholders of 890 and the availability of at least $150.0 million of cash in 890’s Trust Account (after giving effect to redemptions of public shares, if any) and the proceeds received from Note Investors;
●	our ability to realize the benefits expected from the Business Combination;
●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;
●	the ability to obtain and/or maintain the listing of New BuzzFeed’s common stock on Nasdaq following the Business Combination;
●	New BuzzFeed’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination;
●	the business, operations and financial performance of BuzzFeed prior to the Business Combination, and New BuzzFeed after the Business Combination, including:
●	expectations with respect to financial and business performance of BuzzFeed or New BuzzFeed, including financial projections and business metrics and any underlying assumptions thereunder;
●	future business plans and growth opportunities;
●	anticipated trends, growth rates, and challenges in BuzzFeed’s or New BuzzFeed’s business and in the markets in which they operate;
●	changes in the business and competitive environment in which BuzzFeed or New BuzzFeed operate;
●	the impact of national and local economic and other conditions and developments in technology, each of which could influence the levels (rate and volume) of BuzzFeed’s or New BuzzFeed’s subscriptions and advertising, the growth of BuzzFeed’s or New BuzzFeed’s business and the implementation of BuzzFeed’s or New BuzzFeed’s strategic initiatives;

●	government regulation, including revised foreign content and ownership regulations;
●	poor quality broadband infrastructure in certain markets; technological developments;
●	demand for products and services;
●	developments and projections relating to New BuzzFeed’s competitors and the digital media industry;
●	the impact of the COVID-19 pandemic on BuzzFeed’s business and the actions New BuzzFeed may take in response thereto;
●	expectations regarding future acquisitions, partnerships or other relationships with third parties;
●	New BuzzFeed’s future capital requirements and sources and uses of cash, including New BuzzFeed’s ability to obtain additional capital in the future; and
●	other factors detailed under the section entitled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks and occurrence of events described under the heading “Risk Factors” and other sections of this proxy statement/prospectus are not exhaustive and could adversely affect the business, financial condition or results of operations of 890 and BuzzFeed prior to the Business Combination, and New BuzzFeed following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can 890 or BuzzFeed assess the impact of all such risk factors on the business of 890 and BuzzFeed prior to the Business Combination, and BuzzFeed following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to 890 or BuzzFeed or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. 890 and BuzzFeed prior to the Business Combination, and New BuzzFeed following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND

THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. 890 urges you to carefully read the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q:     Why am I receiving this proxy statement/prospectus?

A:    890 is proposing to consummate the Business Combination with BuzzFeed. 890, Merger Sub, Merger Sub II, and BuzzFeed, have entered into the Merger Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Merger Agreement is attached hereto as Annex A. 890 urges its stockholders to read the Merger Agreement in its entirety.

The Merger Agreement must be adopted by the 890 stockholders in accordance with the DGCL and 890’s Current Charter. 890 is holding a Special Meeting to obtain that approval. 890 stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination.

THE VOTE OF 890 STOCKHOLDERS IS IMPORTANT. 890 STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.

Q:     Why is 890 proposing the Business Combination?

A:    890 was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses.

Based on its due diligence investigations of BuzzFeed and the industry in which it operates, including the financial and other information provided by BuzzFeed in the course of 890’s due diligence investigations, the 890 Board believes that the Business Combination with BuzzFeed, including the acquisition of Complex Networks, is in the best interests of 890 and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.

Although the 890 Board believes that the Business Combination with BuzzFeed presents a unique business combination opportunity and is in the best interests of 890 and its stockholders, the 890 Board did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — The 890 Board’s Reasons for the Approval of the Business Combination” for a discussion of the factors considered by the 890 Board in making its decision.

Q:     When and where will the Special Meeting take place?

A:     The 890 Special Meeting will be held on            , 2021, at        New York City time, at.

In light of ongoing developments related to COVID-19, and the related protocols that governments have implemented, the 890 Board determined that the special meeting will be a virtual meeting conducted exclusively via live webcast. The 890 Board believes that this is the right choice for 890 and its stockholders at this time, as it permits stockholders to attend and participate in the special meeting while safeguarding the health and safety of 890’s stockholders, directors and management team. You will be able to attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the special meeting by visiting          . To participate in the virtual meeting, you will need a 16-digit control number assigned by Broadridge Financial Solutions. The meeting webcast will begin promptly at        , New York City time. We encourage you to access the meeting prior to the start time and you should allow ample time for the check-in procedures. Because the special meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.

Q:     What matters will be considered at the Special Meeting?

A:     The 890 stockholders will be asked to consider and vote on the following proposals:

●	a proposal to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination (the “Business Combination Proposal”);
●	a proposal to approve, assuming the Business Combination Proposal is approved, the Proposed Organizational Documents (the “Organizational Documents Proposal”);
●	a proposal to approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements (the “Advisory Charter Amendment Proposals”);
●	a proposal to approve, assuming the Business Combination Proposal and the Organizational Documents Proposal are approved, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of (i) shares of New BuzzFeed Class A common stock, New BuzzFeed Class B common stock and New BuzzFeed Class C common stock pursuant to the terms of the Merger Agreement, (ii) shares of New BuzzFeed Class A common stock pursuant to the C Acquisition Purchase Agreement (as defined herein), and (iii) shares of New BuzzFeed Class A common stock to the Note Investors in connection with the Convertible Note Financing (the “Stock Issuance Proposal”);
●	a proposal to elect, assuming the Business Combination Proposal, the Organizational Documents Proposal and the Stock Issuance Proposal are approved, seven directors to New BuzzFeed’s board of directors (the “Director Election Proposal”);
●	a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, and the Director Election Proposal are approved, the 2021 Equity Incentive Plan (the “Incentive Plan Proposal”);
●	a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Director Election Proposal, and the Incentive Plan Proposal are approved, the 2021 Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”) and material terms thereunder (the “Employee Stock Purchase Plan Proposal”); and
●	a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (the “Adjournment Proposal”).

Q:     Is my vote important?

A:     Yes. The Business Combination cannot be completed unless the Merger Agreement is adopted by the 890 stockholders holding a majority of the votes cast on such proposal and the other condition precedent proposals achieve the necessary vote outlined below. Only 890 stockholders as of the close of business on             , 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The 890 Board unanimously recommends that such 890 stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the Director Election Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Employee Stock Purchase Plan Proposal, and “FOR” the approval of the Adjournment Proposal.

Q:     If my shares are held in ”street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:     No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your public shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     What 890 stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:     The Business Combination Proposal.   Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Business Combination Proposal. Our Initial Stockholders have agreed to vote their shares in favor of the Business Combination. The 890 Shares held by our Sponsor and the other Initial Stockholders that are obligated to vote in favor of the Business Combination, represents approximately 20% of the voting power of 890. Accordingly, if there is a minimum quorum present, we would only need the additional affirmative vote of shares representing approximately 31.6% of the outstanding shares in order to approve the Business Combination. Because the Business Combination only requires a majority of the votes cast at the Special Meeting in order to be approved and because a quorum will exist at the Special Meeting if a majority of the outstanding 890 Shares as of the record date are present, the Business Combination could be approved by the additional affirmative vote of shares representing as little as 25% of the outstanding 890 Shares, or approximately 7% of the 890 Class A common stock outstanding.

The Organizational Documents Proposal.   Approval of the Organizational Documents Proposal requires the affirmative vote of a majority of the holders of at least a majority of the outstanding 890 Shares entitled to vote thereon, voting as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” the Organizational Documents Proposal.

The Advisory Charter Amendment Proposals. Approval of the Advisory Charter Amendment Proposals require the affirmative vote of a majority of the holders of at least a majority of the outstanding 890 Shares entitled to vote thereon, voting as a single class. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Advisory Charter Amendment Proposal.

The Stock Issuance Proposal. Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Stock Issuance Proposal.

The Director Election Proposal. Approval of the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Director Election Proposal.

The Incentive Plan Proposal.   Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Incentive Plan Proposal.

The Employee Stock Purchase Plan Proposal. Approval of the Employee Stock Purchase Plan Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Employee Stock Purchase Plan Proposal.

The Adjournment Proposal.   Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Adjournment Proposal.

Q:     What will happen upon the consummation of the Business Combination?

A:     At the Effective Time, Merger Sub will merge with and into BuzzFeed, after which the separate corporate existence of Merger Sub will cease and BuzzFeed will continue as the surviving entity, and immediately thereafter Merger Sub II will merge with and into BuzzFeed, with Merger Sub II continuing as the surviving company. The Two-Step Merger will have the effects specified under Delaware law.

As a result of the Two-Step Merger, 890 will own 100% of the outstanding equity interest of Merger Sub II and each share of BuzzFeed capital stock (other than BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive a portion of the Closing Merger Consideration, with each BuzzFeed stockholder being entitled to receive the following:

(a)	with respect to Series F Preferred Stock and Series G Preferred Stock (other than Excluded Shares and Dissenting Shares): a number of shares of New BuzzFeed Class A common stock equal to the quotient, rounded to the tenth decimal place, obtained by dividing: (A) 30,880,000 shares of 890 Class A common stock by (B) the aggregate number of shares of Series F Preferred Stock and Series G Preferred Stock outstanding as of the Effective Time; (b) with respect to BuzzFeed Class A common stock and BuzzFeed Preferred Stock (other than Series F Preferred Stock, Series G Preferred Stock, BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares): a number of shares of New BuzzFeed Class A common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00; and (c) with respect to BuzzFeed Class B common stock (other than Excluded Shares and Dissenting Shares): a number of shares of New BuzzFeed Class B common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00; and (d) with respect to BuzzFeed Class C common stock (other than BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares): a number of shares of New BuzzFeed Class C common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00. Holders of the New BuzzFeed Class B common stock will have rights substantially similar to the New BuzzFeed Class A Common Stock except that the holders of New BuzzFeed Class B common stock will be entitled to fifty (50) votes for each share of New BuzzFeed Class B common stock held of record by such holder on each matter on which holders of such shares are entitled to vote, as set out in the Proposed Charter. It is expected that Jonah Peretti and his affiliates will, after giving effect to the Holder Voting Agreement (as defined below), hold over 65% of the voting power of New BuzzFeed immediately following the closing of the Business Combination. Holders of the New BuzzFeed Class C common stock will have rights substantially similar to the New BuzzFeed Class A Common Stock except that the New BuzzFeed Class C common stock will be non-voting shares, as set out in the Proposed Charter. See “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination” for more information.

At the Effective Time, each option to purchase shares of the BuzzFeed Class A common stock (a “BuzzFeed Option”) that is outstanding immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed Option, be substituted by New BuzzFeed and converted into an option to purchase shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (as defined herein) (each, a “New BuzzFeed Option”) except that (a) such New BuzzFeed Option will provide the right to purchase that whole number of shares of New BuzzFeed Class A common stock (rounded down to the whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed Option as of immediately prior to the Effective Time, multiplied by the option exchange ratio applicable to such BuzzFeed Option as determined in accordance with the Merger Agreement, and (b) the exercise price per share for each such New BuzzFeed Option shall be equal to the exercise price per share of such BuzzFeed Option in effect immediately prior to the Effective Time, divided by the option exchange ratio applicable to such BuzzFeed Option (the exercise price per share, as so determined on an aggregate basis, being rounded to the nearest full cent). The New BuzzFeed Options will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed Options. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the option holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to exercise under such holder’s New BuzzFeed Option after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed Option will be subject to all of the terms and conditions of the 2021 EIP (including exercisability and termination related provisions) and respective stock option grant agreements for the New BuzzFeed Options (rather than the terms and conditions of the applicable BuzzFeed incentive plan and stock option grant agreements under which the BuzzFeed Options were originally granted).

At the Effective Time, each BuzzFeed Restricted Stock Award that is outstanding as of immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed Restricted Stock Award, be substituted by New BuzzFeed and converted into the right to receive shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (each, a “New BuzzFeed RSA”) except that such New BuzzFeed RSA shall provide opportunity to be issued that whole number of shares of New BuzzFeed Class A common stock(rounded down to the nearest whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed Restricted Stock Award as of immediately prior to the Effective Time, multiplied by the Restricted Stock Award exchange ratio applicable to such BuzzFeed Restricted Stock Award as determined in accordance with the Merger Agreement. The New BuzzFeed RSA will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed Restricted Stock Award. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the option holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to such holder’s New BuzzFeed RSA after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed RSA will be subject to all of the terms and conditions of the 2021 EIP and agreements (including repurchase provisions) for the New BuzzFeed RSA (rather than the terms and conditions of the applicable BuzzFeed incentive plan and agreements under which the BuzzFeed RSA were originally issued).

At the Effective Time, each BuzzFeed restricted stock unit (“BuzzFeed RSU”) that is outstanding as of immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed RSU, be substituted by New BuzzFeed and converted into a restricted stock unit representing the opportunity to be issued shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (each, a “New BuzzFeed RSU”) except that such New BuzzFeed RSU shall provide opportunity to be issued that whole number of shares of New BuzzFeed Class A common stock (rounded to the nearest whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed RSU as of immediately prior to the Effective Time, multiplied by the RSU exchange ratio applicable to such BuzzFeed RSU as determined in accordance with the Merger Agreement. The New BuzzFeed RSUs will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed RSUs. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the BuzzFeed RSU holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to issuance under such holder’s New BuzzFeed RSU after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed RSUs will be subject to all of the terms and conditions of the 2021 EIP (including settlement related provisions) and agreements for the New BuzzFeed RSUs (rather than the terms and conditions of the applicable BuzzFeed incentive plan and agreements under which the BuzzFeed RSUs were originally granted).

Q:     What equity stake and voting power will current 890 stockholders and BuzzFeed stockholders hold in New BuzzFeed immediately after the consummation of the Business Combination?

A:     It is anticipated that, upon completion of the Business Combination, the ownership interests and voting power in New BuzzFeed will be as set forth in the table below:

	Assuming No Redemptions		Assuming Maximum Redemptions
	of Public Shares		of Public Shares
	Shares	Voting %	Shares(1)	Voting %(1)
BuzzFeed stockholders	112,550,540	94.9	112,550,540	98.0
890 Public Stockholders	28,750,000	3.1	—	—
Complex Networks Equityholders	10,000,000	1.1	10,000,000	1.1
Initial Stockholders	7,965,000	0.9	7,965,000	0.9
Total	159,265,540	100%	130,515,540	100%
(1)	Assumes that holders of 28,750,000 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $287,507,970 held in trust as of June 30, 2021 and a redemption price of $10.00 per share).

Q:     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:     Upon the IPO and the Private Placement, an aggregate of $287.5 million was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. As of June 30, 2021, there were investments and cash held in the Trust Account of $287,507,970. These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial business combination by January 14, 2023, although we may withdraw the interest earned on the funds held in the Trust Account to pay franchise and income taxes.

Q:     What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?

A:     890 stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. However, we entered into a letter agreement with our Initial Stockholders, pursuant to which such holders have agreed not to redeem certain shares of 890’s Class A common stock. The aggregate number of shares of 890’s Class A common stock subject to such redemption rights is 27,393,303, which translates into approximately $273,933,030 of otherwise exercisable redemption rights. Nonetheless, the consummation of the Business Combination is conditioned upon, among other things, 890 having an aggregate amount of at least $150.0 million available at Closing from the Trust Account together with the Convertible Financing Amount, to be received substantially concurrently with Closing, and such amount when combined with the Company’s own cash balances as of the Closing, being sufficient to pay the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) in accordance with the terms of the C Acquisition Purchase Agreement, in each case after giving effect to redemptions of public shares, if any, and payment of all BuzzFeed Transaction Costs and 890 Transaction Costs (the “Required Funds Condition”). The Required Funds Condition pertaining to the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) may not be waived by BuzzFeed without prior written consent of the existing owners of Complex Networks in accordance with the terms of the C Acquisition Purchase Agreement. 890 intends to notify 890 stockholders by press release promptly after it becomes aware that BuzzFeed has waived this condition. In addition, with fewer public shares and public stockholders, the trading market for New BuzzFeed common stock may be less liquid than the market for 890’s Class A common stock was prior to consummation of the Business Combination and New BuzzFeed may not be able to meet the listing standards for Nasdaq or another national securities exchange. The proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which 890’s public stockholders exercise the maximum allowed redemption rights.

Q: How much dilution may non-redeeming 890 public stockholders experience in connection with the Business Combination??

890 public stockholders who redeem their shares of 890 Class A common stock may continue to hold any Public Warrants they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such Public Warrants. Assuming (i) all redeeming 890 public stockholders acquired units in the Initial Public Offering and continue to hold the Public Warrants that were included in the units, and (ii) maximum redemption of the shares of common stock held by redeeming 890 public stockholders, 9,583,333 Public Warrants would be retained by redeeming 890 public stockholders with a value of $ , based on the market price of $ of the Public Warrants as of , 2021. As a result, the redeeming public stockholders would recoup their entire investment by virtue of the redemptions and would continue to hold Public Warrants with an aggregate market value of $ , while non-redeeming public stockholders would suffer additional dilution in their percentage ownership and voting interest of New BuzzFeed upon exercise of Public Warrants held by redeeming 890 public stockholders.

Upon the issuance of New BuzzFeed common stock in connection with the Business Combination, the percentage ownership of 890 public stockholders who do not redeem their shares of 890 Class A common stock will be diluted. 890’s public stockholders currently own 78% of the 890 common stock. The percentage of New BuzzFeed’s common stock that will be owned by 890 public stockholders as a group will vary based on the number of public shares for which the holders thereof request redemption in connection with the Business Combination. To illustrate the potential ownership percentages of 890 public stockholders under different redemption levels, non-redeeming 890 public stockholders, as a group, will own: (i) if there are no redemptions, 15.9% of New BuzzFeed’s common stock expected to be outstanding immediately after the Business Combination, (ii) if there are interim redemptions of 25% of the outstanding public shares, 12.4% of New BuzzFeed’s common stock expected to be outstanding immediately after the Business Combination, (iii) if there are interim redemptions of 50% of the outstanding public shares, 8.6% of New BuzzFeed’s common stock expected to be outstanding immediately after the Business Combination, and

(iv) if there are interim redemptions of 75% of the outstanding public shares, 4.5% of New BuzzFeed’s common stock expected to be outstanding immediately after the Business Combination. Because of this, 890 public stockholders, as a group, will have less influence on the board of directors, management and policies of New BuzzFeed than they now have on the board of directors, management and policies of 890.

The table below shows the relative ownership levels of holders of shares of 890 common stock following the Business Combination under varying redemption scenarios and assuming that all warrants to purchase shares of 890 common stock are exercised.

	Assuming No Redemption		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Max Redemptions(1)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
BuzzFeed Stockholders	112,550,540	62.1	112,550,540	64.7	112,550,540	67.5	112,550,540	70.5	112,550,540	73.9
Complex Networks Equityholders	10,000,000	5.5	10,000,000	5.7	10,000,000	6.0	10,000,000	6.3	10,000,000	6.6
890 Public Stockholders	28,750,000	15.9	21,562,500	12.4	14,375,000	8.6	7,187,500	4.5	—	—
890 Public Warrants	9,583,333	5.3	9,583,333	5.5	9,583,333	5.7	9,583,333	6.0	9,583,333	6.3
890 Private Placement Stockholders	777,500	0.4	777,500	0.4	777,500	0.5	777,500	0.5	777,500	0.5
890 Private Placement Warrants	259,167	0.1	259,167	0.1	259,167	0.2	259,167	0.2	259,167	0.2
890 Founder Shares	7,187,500	4.0	7,187,500	4.1	7,187,500	4.3	7,187,500	4.5	7,187,500	4.7
Convertible Note Financing	12,000,000	6.6	12,000,000	6.9	12,000,000	7.2	12,000,000	7.5	12,000,000	7.9
Total	181,108,040	100.0	173,920,540	100.0	166,733,040	100.0	159,545,540	100.0	152,358,040	100.0
(1)	Assumes that holders of 28,750,000 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $287.5 million held in trust as of June 30, 2021 and a redemption price of $10.00 per share).

Q:     What amendments will be made to the Current Charter?

A:     We are asking 890 stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the 890 Board believes are necessary to address the needs of the post-Business Combination company, including, among other things: (i) the change of 890’s name to “BuzzFeed, Inc.”; (ii) the increase of the total number of authorized shares of capital stock, par value of $0.0001 per share, from 530,000,000 shares to 780,000,000 shares, consisting of (a) 700,000,000 shares of Class A common stock, par value $0.0001 per share, (b) 20,000,000 shares of Class B common stock, par value $0.0001 per share, (c) 10,000,000 shares of Class C common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share; and (iii) the elimination of certain provisions specific to 890’s status as a blank check company.

Pursuant to Delaware law and the Current Charter, 890 is required to submit the Organizational Documents Proposal to 890’s stockholders for approval. For additional information, see the section entitled “The Organizational Documents Proposal.”

Q:     What material negative factors did the 890 Board consider in connection with the Business Combination?

A:     Although the 890 Board believes that the acquisition of BuzzFeed will provide 890’s stockholders with an opportunity to participate in a combined company with significant growth potential, market share and a well-known brand, the 890 Board did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that 890 stockholders would not approve the Business Combination and the risk that significant numbers of 890 stockholders would exercise their redemption rights. In addition, during the course of 890 management’s evaluation of BuzzFeed’s operating business and its public company potential, management conducted detailed due diligence on certain potential challenges. Some factors that both 890 management and the 890 Board considered were (i) the concentration of BuzzFeed’s client base; (ii) BuzzFeed’s historical growth rates and its ability to significantly accelerate its growth rate; (iii) the competitive industry in which BuzzFeed operates; and (iv) BuzzFeed’s ability to adapt to changing market conditions, including those due to COVID-19. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — The 890 Board’s Reasons for the

Approval of the Business Combination” as well as in the section entitled “Risk Factors — Risk Factors Relating to the Business Combination and Integration of BuzzFeed’s Business.”

Q:     Do I have redemption rights?

A:     If you are a public stockholder, you have the right to request that 890 redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.”

If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Initial Stockholders and our directors at the time of our IPO entered into the insider letter agreement, pursuant to which they agreed to waive their redemption rights with respect to their shares in connection with the completion of a business combination. The aggregate number of shares of 890’s Class A common stock subject to such redemption rights is 27,393,303, which translates into approximately $273.9 million of otherwise exercisable redemption rights.

Q:     How do I exercise my redemption rights?

A:     If you are a public stockholder and wish to exercise your right to redeem your public shares, you must:

(i)	(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares; and
(ii)	prior to , New York City time, on , 2021, (a) submit a written request to Continental Stock Transfer & Trust Company that 890 redeem your public shares for cash and (b) deliver your public shares to Continental Stock Transfer & Trust Company, physically or electronically through The Depository Company.

The address of Continental Stock Transfer & Trust Company is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Holders of units must elect to separate the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and Public Warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company directly and instruct them to do so.

Any public stockholder will be entitled to request that their public shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per public share. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental Stock Transfer & Trust Company at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is           , 2021 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to Continental Stock Transfer & Trust Company and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that 890 instruct Continental Stock Transfer & Trust Company to return the shares to you (physically or electronically). You may make such request by contacting Continental Stock Transfer & Trust Company at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by 890’s Chief Financial Officer prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental Stock Transfer & Trust Company prior to          , New York City time, on            , 2021.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any 890 warrants that you may hold.

Q:     If I am a holder of units, can I exercise redemption rights with respect to my units?

A:     No. Holders of outstanding units must elect to separate the units into the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and Public Warrants, or if you hold units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. If you fail to cause your units to be separated and delivered to the Transfer Agent prior to      , New York City time, on            , 2021, you will not be able to exercise your redemption rights with respect to your public shares.

Q:     What are the U.S. federal income tax consequences to 890 stockholders who exercise their redemption rights?

A:     If you are an 890 stockholder who is exercising your redemption rights, the U.S. federal income tax consequences of such exercise to you depends on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash and, as a result, will recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that you own or are deemed to own (including through the ownership of New BuzzFeed warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Considerations - Tax Consequences to Holders of 890 Class A Common Stock - Redemption of 890 Class A Common Stock.”

Holders of 890 stock who do not exercise their redemption rights will not be selling, exchanging, or otherwise transferring their 890 stock and will not be subject to the U.S. federal income tax considerations of an exercise of redemption rights, as described in "Material U.S. Federal Income Tax Considerations," and generally will not recognize gain or loss in connection with the Business Combination or Two-Step Merger.

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:     How does the 890 Board recommend that I vote?

A:     The 890 Board recommends that the 890 stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Employee Stock Purchase Plan Proposal, and “FOR” the approval of the Adjournment Proposal. For more information regarding how the 890 Board recommends that 890 stockholders vote, see the section entitled “The Business Combination Proposal — The 890 Board’s Reasons for the Approval of the Business Combination” beginning on page 81.

Q:     How do our Sponsor and the other Initial Stockholders intend to vote their shares?

A:     In connection with our IPO, our Initial Stockholders and our directors at the time of our IPO entered into a letter agreement to vote their shares in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. In addition, certain other beneficial owners of 890’s common stock have entered into support agreements with BuzzFeed, pursuant to which they have agreed to vote their shares in favor of the Business Combination (and each of the other proposals to be brought at the Special Meeting). These stockholders, together with our Initial Stockholders, collectively own approximately 20% of our issued and outstanding shares of common stock. Accordingly, if all of our outstanding shares were to be voted, we would need the affirmative vote of shares representing as little as 25% of the outstanding 890 Shares, or approximately 7% of the 890 Class A common stock outstanding.

Q:     May our Sponsor and the other Initial Stockholders purchase public shares or warrants prior to the Special Meeting?

A:      At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding 890 or its securities, the Initial Stockholders, BuzzFeed and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii)(A) 890 satisfies BuzzFeed’s Required Funds, and (B) following payment of the aggregate amount of cash proceeds required to satisfy any redemption of public shares, BuzzFeed Transaction Costs and 890 Transaction Costs, the obligation to pay the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) in accordance with the terms of the C Acquisition Purchase Agreement is satisfied. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

Q:     Who is entitled to vote at the Special Meeting?

A:     The 890 Board has fixed          , 2021 as the record date for the Special Meeting. All holders of record of 890 Shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the section entitled “Questions and Answers About the Business Combination and the Special Meeting — How can I vote my shares without attending the Special Meeting?” on page xxiv for instructions on how to vote your 890 Shares without attending the Special Meeting.

Q:     How many votes do I have?

A:     Each 890 Stockholder of record is entitled to one vote for each 890 Share held by such holder as of the close of business on the record date. As of the close of business on the record date, there wereoutstanding 890 Shares.

Q:     What constitutes a quorum for the Special Meeting?

A:      A quorum is the minimum number of stockholders necessary to hold a valid meeting.

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding 890 Shares as of the record date are present in person (which would include presence at the virtual

Special Meeting) or are represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Q:     What is BuzzFeed?

A:      BuzzFeed is a global digital media company with a portfolio of well-known brands with massive reach, engagement and distribution, and leveraging data and innovation to reach hundreds of millions of people worldwide.

Q:     What will happen to my 890 Shares as a result of the Business Combination?

A:      If the Business Combination is completed, (i) each share of 890’s Class A common stock will remain outstanding and automatically become a share of New BuzzFeed Class A common stock and (ii) each share of 890’s Class F common stock will be converted into one share of New BuzzFeed Class A common stock.

Q:     Where will the New BuzzFeed common stock that 890 stockholders receive in the Business Combination be publicly traded?

A:     Assuming the Business Combination is completed, the shares of New BuzzFeed Class A common stock (including the New BuzzFeed common stock issued in connection with the Business Combination) will be listed and traded on Nasdaq under the ticker symbol “BZFD.”

Q:     What happens if the Business Combination is not completed?

A:     If the Merger Agreement is not adopted by 890 stockholders or if the Business Combination is not completed for any other reason by January 24, 2022 (as may be extended pursuant to the Merger Agreement), then we will seek to consummate an alternative initial business combination prior to January 14, 2023. If we do not consummate an initial business combination by January 14, 2023, we will cease all operations except for the purpose of winding up and redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q:     How can I attend and vote my shares at the Special Meeting?

A:     890 Shares held directly in your name as the stockholder of record of such 890 Shares as of the close of business on          , 2021, the record date, may be voted electronically at the Special Meeting. If you choose to attend the Special Meeting, you will need to visit          , and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following instructions available on the meeting website during the meeting. If your shares are held in “street name” by a broker, bank or other nominee and you wish to attend and vote at the Special Meeting, you will not be permitted to attend and vote electronically at the Special Meeting unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting.

Q:     How can I vote my shares without attending the Special Meeting?

A:     If you are a stockholder of record of 890 Shares as of the close of business on          , 2021, the record date, you can vote by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee. In most cases you may do this by telephone or over the Internet as instructed

Q:     What is a proxy?

A:     A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of 890 Shares as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate three of 890’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These officers are Adam Rothstein, Emiliano Calemzuk and Michael Del Nin.

Q:     What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:     If your 890 Shares are registered directly in your name with Continental Stock Transfer & Trust Company you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record).   For 890 Shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your 890 Shares are voted.

Shares in ”street name.”    For 890 Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:     If an 890 Stockholder gives a proxy, how will the 890 Shares covered by the proxy be voted?

A:     If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your 890 Shares in the way that you indicate when providing your proxy in respect of the 890 Shares you hold. When completing the proxy card, you may specify whether your 890 Shares should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:     How will my 890 Shares be voted if I return a blank proxy?

A:     If you sign, date and return your proxy and do not indicate how you want your 890 Shares to be voted, then your 890 Shares will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Employee Stock Purchase Plan Proposal, and “FOR” the approval of the Adjournment Proposal.

Q:     Can I change my vote after I have submitted my proxy?

A:     Yes. If you are a stockholder of record of 890 Shares as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

●	submit a new proxy card bearing a later date;
●	give written notice of your revocation to 890’s Chief Financial Officer, which notice must be received by 890’s Chief Financial Officer prior to the vote at the Special Meeting; or
●	vote electronically at the Special Meeting by visiting and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:     Where can I find the voting results of the Special Meeting?

A:     The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, 890 will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q:     Are 890 Stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A:     No. 890 stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of 890’s Class A common stock because it is currently listed on a national securities exchange and such holders are not required to receive any consideration (other than continuing to hold their shares of 890’s Class A common stock, which will become an equal number of shares of New BuzzFeed Class A common stock after giving effect to the Business Combination). Holders of 890’s Class A common stock may vote against the Business Combination Proposal or redeem their 890 Shares if they are not in favor of the adoption of the Merger Agreement or the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of 890’s Class F common stock because they have agreed to vote in favor of the Business Combination.

Q:     Are there any risks that I should consider as an 890 Stockholder in deciding how to vote or whether to exercise my redemption rights?

A:     Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 26. You also should read and carefully consider the risk factors of 890 and BuzzFeed (including risks related to Complex Networks) contained in the documents that are incorporated by reference herein.

Q:     What happens if I sell my 890 Shares before the Special Meeting?

A:     The record date for 890 stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your 890 Shares before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your 890 Shares after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold New BuzzFeed shares to the person to whom you transfer your shares.

Q:     What are the material U.S. federal income tax consequences of the Business Combination to BuzzFeed stockholders or 890 stockholders?

A:     BuzzFeed and 890 intend for the Two-Step Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and in connection with the completion of the Two-Step Merger, BuzzFeed is receiving an opinion of legal counsel to that effect. Provided that the Two-Step Merger qualifies as a reorganization, BuzzFeed stockholders whose shares of BuzzFeed stock are exchanged in the Two-Step Merger for shares of New BuzzFeed common stock generally will not recognize gain or loss for U.S. federal income tax purposes (except with respect to any cash received in lieu of a fractional share of New BuzzFeed common stock).

See the section entitled “Material U.S. Federal Income Tax Considerations  — Tax Consequences of the Business Combination to BuzzFeed Stockholders” for a more detailed discussion of the U.S. federal income tax consequences of the Business Combination to U.S. holders of BuzzFeed stock.

The 890 stockholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the Two-Step Merger.

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WITH RESPECT TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE FACTS SURROUNDING THAT STOCKHOLDER’S OWN SITUATION AND THEREFORE EACH HOLDER SHOULD CONSULT WITH THEIR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION GIVEN EACH SUCH STOCKHOLDER’S OWN PARTICULAR CIRCUMSTANCES.

Q:     When is the Business Combination expected to be completed?

A:     Subject to the satisfaction or waiver of the Closing conditions described in the section entitled “The Merger Agreement — Conditions to Closing” beginning on page 106, including the adoption of the Merger Agreement by the 890 stockholders at the Special Meeting, the Business Combination is expected to close in the fourth quarter of 2021. However, it is possible that factors outside the control of both 890 and BuzzFeed could result in the Business Combination being completed at a later time, or not being completed at all.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     890 has engaged a professional proxy solicitation firm, D.F. King to assist in soliciting proxies for the Special Meeting. 890 has agreed to pay D.F. King a fee of $20,000, plus disbursements. 890 will reimburse D.F. King for reasonable out-of-pocket expenses and will indemnify D.F. King and its affiliates against certain claims, liabilities, losses, damages and expenses.

890 will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. 890’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     What are the conditions to completion of the Business Combination?

A:     The Business Combination is subject to the satisfaction or waiver of the Closing conditions, including: (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act, (which condition was satisfied upon expiration of the waiting period on August 9, 2021 at 11:59 p.m.), (ii) the required approval of stockholders of 890 shall have been obtained for the Business Combination, (iii) the required approval of stockholders of BuzzFeed shall have been obtained for the Business Combination, (iv) the New BuzzFeed Class A common stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, (v) the Convertible Note Financing shall be consummated in an aggregate amount equal to the Convertible Financing Amount, (vi) the funds contained in the Trust Account, together with the Convertible Financing Amount, shall equal or exceed BuzzFeed’s Required Funds and, when combined with BuzzFeed’s existing cash balances as of the Closing, shall be sufficient to pay the cash consideration owing in the C Acquisition, in each case following (a) payment of the aggregate amount of cash proceeds that will be required to give effect to redemptions of public shares, if any, and (b) payment of all BuzzFeed Transaction Costs and 890 Transaction Costs, (vii) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act without any stop order suspending its effectiveness having been issued or legal proceedings having commenced or threatened by the SEC, and (viii) the concurrent closing of the C Acquisition. Unless waived, if any of the Closing conditions are not satisfied, the Business Combination may not be consummated. See the section entitled “The Business Combination Proposal.”

Q:     What should I do now?

A:     You should read this proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your 890 Shares will be voted in accordance with your instructions.

Q:     What should I do if I receive more than one set of voting materials?

A:     Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your 890 Shares.

Q:     Whom do I call if I have questions about the Special Meeting or the Business Combination?

A:     If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (877) 732-3618

Email: 890@dfking.com

You also may obtain additional information about 890 from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to the Continental

Stock Transfer & Trust Company, 890’s transfer agent, at the address below prior to      , New York City time, on     , 2021. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annex and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.

Information About the Parties to the Business Combination

890 5th Avenue Partners, Inc.

14 Elm Place, Suite 206
Rye, NY 10580
(575) 914-6575

890 5th Avenue Partners, Inc. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Merger Sub

Bolt Merger Sub I, Inc.
14 Elm Place, Suite 206
Rye, NY 10580
(575) 914-6575

Bolt Merger Sub I, Inc., a Delaware corporation, is wholly-owned subsidiary of 890, which was formed by 890 to consummate the Business Combination. In the Business Combination, Merger Sub will merge with and into BuzzFeed, with BuzzFeed continuing as the surviving entity. Merger Sub does not own any material assets or operate any business.

Merger Sub II

Bolt Merger Sub II, Inc.
14 Elm Place, Suite 206
Rye, NY 10580
(575) 914-6575

Bolt Merger Sub II, Inc., a Delaware corporation, is a wholly-owned subsidiary of 890, which was formed by 890 to consummate the Business Combination. In the Business Combination, BuzzFeed will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company. Merger Sub II does not own any material assets or operate any business.

BuzzFeed, Inc.

BuzzFeed, Inc.

111 East 18th Street

New York, NY 10003

(212) 431-7464

BuzzFeed, Inc., a Delaware corporation, is a global digital media company with a portfolio of well-known brands with massive reach, engagement and distribution, and leveraging data and innovation to reach hundreds of millions of people worldwide. BuzzFeed is more than “just a business.” Its mission is to maximize the company’s cultural impact by spreading joy and truth. BuzzFeed is building a stronger company by attracting talent, audiences, and business partners who want to move culture, society, and its industry forward.

Complex Networks

Complex Networks is a global youth entertainment network spanning major pop culture categories including streetwear and style, food, music, sneakers and sports. Complex Networks is diversified around three pillars: advertising, e-commerce, and content where it creates and distributes original programming for Gen Z and Millennial audiences through premium distributors such as Netflix, Hulu,

Turner, Corus, Facebook, Snap, YouTube, Roku and more. Additionally, Complex Networks generates revenue through a number of core business lines, including branded content and advertising, licensing, events, e-commerce, and agency consulting services.

The Business Combination and the Merger Agreement

The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.

If the Merger Agreement is adopted and the Business Combination is consummated: (a) Merger Sub will merge with and into BuzzFeed, with BuzzFeed being the surviving entity of the Merger and (b) immediately following the Merger and as part of the same overall transaction as the Merger, BuzzFeed will merge with and into Merger Sub II, with Merger Sub II being the surviving company of the Second Merger.

Structure of the Business Combination

Pursuant to the Merger Agreement, Merger Sub will merge with and into BuzzFeed, after which the separate corporate existence of Merger Sub will cease and BuzzFeed will survive the merger as a wholly-owned subsidiary of 890. Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned subsidiary of 890.

Two-Step Merger Consideration

890 has agreed to pay approximately $1.2345 billion in aggregate consideration. As consideration, each BuzzFeed stockholder will have the right to receive shares of common stock of New BuzzFeed.

With respect to each share of Series F Preferred Stock and Series G Preferred Stock (other than Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders, such stockholders will receive: a number of shares of New BuzzFeed Class A common stock equal to the quotient, rounded to the tenth decimal place, obtained by dividing: (A) 30,880,000 shares of 890 Class A common stock by (B) the aggregate number of shares of Series F Preferred Stock and Series G Preferred Stock outstanding as of the effective time.

With respect to each share of BuzzFeed Class A common stock and BuzzFeed Preferred Stock (other than Series F Preferred Stock, Series G Preferred Stock, BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders, such stockholders will receive: a number of shares of New BuzzFeed Class A common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00.

With respect to each share of BuzzFeed Class B common stock (other than BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders, such stockholders will receive: a number of shares of New BuzzFeed Class B common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00.

With respect to each share of BuzzFeed Class C common stock (other than BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders, such stockholders will receive: a number of shares of New BuzzFeed Class C common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00.

Holders of the New BuzzFeed Class B common stock will have rights substantially similar to the New BuzzFeed Class A Common Stock except that the holders of New BuzzFeed Class B common stock will be entitled to fifty (50) votes for each share of New BuzzFeed Class B common stock held of record by such holder on each matter on which holders of such shares are entitled to vote, as set out in the Proposed Charter. It is expected that Jonah Peretti and his affiliates will, after giving effect to the Holder Voting Agreement, hold over 65% of the voting power of New BuzzFeed immediately following the Closing, as of the Effective Time. Holders of the New BuzzFeed Class C common stock will have rights substantially similar to the New BuzzFeed Class A Common Stock except that the New BuzzFeed Class C common stock will be non-voting shares as set out in the Proposed Charter. As a result of Jonah Peretti's voting power, we expect New BuzzFeed to be a "controlled company" within the meaning of the Nasdaq Listing Rules. However, New BuzzFeed does not expect to initially rely on any of the exemptions described under “New BuzzFeed Management After the Business Combination - Controlled Company Exemption.”

At the Effective Time, each option to purchase shares of the BuzzFeed Class A common stock (a “BuzzFeed Option”) that is outstanding immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed Option, be substituted by New BuzzFeed and converted into an option to purchase shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (as defined herein) (each, a “New BuzzFeed Option”) except that (a) such New BuzzFeed Option will provide the right to purchase that whole number of shares of New BuzzFeed Class A common stock (rounded down to the nearest whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed Option as of immediately prior to the Effective Time, multiplied by the option exchange ratio applicable to such BuzzFeed Option as determined in accordance with the Merger Agreement, and (b) the exercise price per share for each such New BuzzFeed Option shall be equal to the exercise price per share of such BuzzFeed Option in effect immediately prior to the Effective Time, divided by the option exchange ratio applicable to such BuzzFeed Option (the exercise price per share, as so determined on an aggregate basis, being rounded to the nearest full cent). The New BuzzFeed Options will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed Options. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the option holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to exercise under such holder’s New BuzzFeed Option after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed Option will be subject to all of the terms and conditions of the 2021 EIP (including exercisability and termination related provisions) and respective stock option grant agreements for the New BuzzFeed Options (rather than the terms and conditions of the applicable BuzzFeed incentive plan and stock option grant agreements under which the BuzzFeed Options were originally granted).

At the Effective Time, each BuzzFeed Restricted Stock Award that is outstanding as of immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed Restricted Stock Award, will be substituted by New BuzzFeed and converted into the right to receive shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (each, a “New BuzzFeed RSA”) except that such New BuzzFeed RSA shall provide the opportunity to be issued that whole number of shares of New BuzzFeed Class A common stock(rounded down to the nearest whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed Restricted Stock Award as of immediately prior to the Effective Time, multiplied by the Restricted Stock Award exchange ratio applicable to such BuzzFeed Restricted Stock Award as determined in accordance with the Merger Agreement. The New BuzzFeed RSA will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed Restricted Stock Award. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the RSA holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to such holder’s New BuzzFeed RSA after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed RSA will be subject to all of the terms and conditions of the 2021 EIP and agreements (including repurchase provisions) for the New BuzzFeed RSA (rather than the terms and conditions of the applicable BuzzFeed incentive plan and agreements under which the BuzzFeed Restricted Stock Award were originally issued).

At the Effective Time, each BuzzFeed restricted stock unit (“BuzzFeed RSU”) that is outstanding as of immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed RSU, be substituted by New BuzzFeed and converted into a restricted stock unit representing the opportunity to be issued shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (each, a “New BuzzFeed RSU”) except that such New BuzzFeed RSU shall provide the opportunity to be issued that whole number of shares of New BuzzFeed Class A common stock (rounded to the nearest whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed RSU as of immediately prior to the Effective Time, multiplied by the RSU exchange ratio applicable to such BuzzFeed RSU as determined in accordance with the Merger Agreement. The New BuzzFeed RSUs will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed RSUs. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the RSU holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to issuance under such holder’s New BuzzFeed RSU after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed RSUs will be subject to all of the terms and conditions of the 2021 EIP (including settlement related provisions) and agreements for the New BuzzFeed RSUs (rather than the terms and conditions of the applicable BuzzFeed incentive plan and agreements under which the BuzzFeed RSUs were originally granted).

At the Effective Time and pursuant to the C Acquisition Purchase Agreement, New BuzzFeed will fund the C Acquisition via: (a) payment in an aggregate amount of $200,000,000 in cash consideration, funded from the Convertible Financing Amount together with the amount maintained in the 890 trust account and BuzzFeed’s existing cash balances, in each case, as of the Closing, and (b) issuance of 10,000,000 shares of New BuzzFeed Class A common stock.

Conditions to the Completion of the Business Combination

The obligations of 890 and BuzzFeed to effect the Business Combination contemplated by the Merger Agreement are subject to the following conditions:

●	BuzzFeed must have obtained the requisite BuzzFeed Stockholder Approval with respect to the Merger Agreement, the Business Combination, and the Transactions contemplated by the Merger Agreement in accordance with its terms;
●	890 must have obtained the requisite approval by 890 stockholders of the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Director Election Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, and the Adjournment Proposal;
●	the applicable waiting periods under the HSR Act shall have expired or otherwise been terminated (which condition was satisfied upon expiration of the waiting period on August 9, 2021 at 11:59 p.m.);
●	no provision of any applicable law prohibiting, enjoining or making illegal the consummation of the Transactions contemplated by the Merger Agreement, nor any order enjoining or making illegal the consummation of the Transactions contemplated by the Merger Agreement, shall be in effect;
●	the concurrent closing of the C Acquisition in accordance with the C Acquisition Purchase Agreement;
●	the Convertible Note Financing must have been consummated in accordance with the terms of the Note Subscription Agreement in an aggregate amount equal to the Convertible Financing Amount; and
●	the Registration Statement must be effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC.

The obligation of BuzzFeed to complete the Business Combination is further subject to the following conditions:

●	the accuracy of the representations and warranties of 890 as of the date of the Merger Agreement and as of the Closing, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have a material adverse effect on 890;
●	890, Merger Sub and Merger Sub II must have performed and complied in all material respects with all agreements and covenants required to be performed or complied with by them under the Merger Agreement on or prior to the Closing Date;
●	the receipt of a certificate signed by an officer of 890 certifying that the two preceding conditions have been satisfied;
●	890 must not have experienced a material adverse effect since the date of the Merger Agreement that is continuing;
●	those officers and directors of 890, Merger Sub and Merger Sub II who will not retain such positions upon the Closing, as mutually agreed by 890 and BuzzFeed, must have resigned from their positions and offices with 890, Merger Sub and Merger Sub II having delivered written resignations in forms satisfactory to BuzzFeed effective as of the Closing;
●	890 must have delivered to BuzzFeed all of the executed certificates, instruments, contracts and other documents specified to be delivered by 890 pursuant to the Merger Agreement;
●	the Proposed Charter must have been filed with the Secretary of State of the State of Delaware and become effective;
●	the Proposed Bylaws must have been adopted and become effective;
●	appropriate arrangements must have been made by 890 to have the Trust Account (less amounts payable: (i) for franchise and income tax obligations of 890 prior to Closing, (ii) to 890 Stockholders who elect to have their 890 Class A common stock converted to cash in connection with the offer of redemption made to 890 Stockholders, and (iii) as repayment of loans and reimbursement of expenses to 890 directors, officers and stockholders) available to 890 for payment of the BuzzFeed Transaction Costs and 890 Transaction Costs at Closing;

●	the funds contained in the Trust Account, together with the Convertible Financing Amount must equal or exceed BuzzFeed’s Required Funds, and, when combined with BuzzFeed’s own cash balances as of the Closing, must be sufficient to pay the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement), in each case following (i) payment of the aggregate amount of cash proceeds required to satisfy any exercise of 890 stockholder redemptions and (ii) payment of all BuzzFeed Transaction Costs and 890 Transaction Costs; and
●	The shares of New BuzzFeed Class A common stock to be issued in connection with the Business Combination must have been approved for listing on Nasdaq.

The obligation of 890, Merger Sub and Merger Sub II to complete the Business Combination is further subject to the following conditions:

●	the accuracy of the representations and warranties of BuzzFeed as of the date of the Merger Agreement and as of the Closing, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have a material adverse effect on BuzzFeed;
●	BuzzFeed must have performed and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the Merger Agreement on or prior to the Closing Date;
●	the receipt of a certificate signed by an officer of BuzzFeed certifying that the two preceding conditions have been satisfied;
●	BuzzFeed must not have experienced a material adverse effect since the date of the Merger Agreement that is continuing; and
●	BuzzFeed must have delivered to 890 all of the executed certificates, instruments, contracts and other documents specified to be delivered by BuzzFeed pursuant to the Merger Agreement.

Unless waived, if any of the above conditions are not satisfied, the Business Combination may not be consummated.

Termination

Mutual Termination Rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

●	by mutual written consent of BuzzFeed and 890;
●	by either BuzzFeed or 890 if the Transactions have not been consummated by the Outside Date (provided, that a breach of the Merger Agreement by action or failure to act of the party seeking termination must not be a principal cause of or result in the failure of the Transactions to occur on or before the Outside Date). If the SEC has not declared effective the Registration Statement on or prior to November 24, 2021, the Outside Date will be automatically extended to February 24, 2022;
●	by either BuzzFeed or 890 if a Governmental Entity has issued a final and non-appealable Order or taken any other action that permanently restrains, enjoins, or otherwise prohibits the Transactions, including the Business Combination;
●	by either BuzzFeed or 890 if the required approval of 890 stockholders is not obtained at the Special Meeting (subject to any adjournment of the Special Meeting); and
●	by either BuzzFeed or 890 if the BuzzFeed Stockholder Approval is not obtained by the Outside Date.

Termination Rights of BuzzFeed

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned, by BuzzFeed, upon 890’s, Merger Sub’s or Merger Sub II’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of 890’s, Merger Sub’s or Merger Sub II’s representations or warranties shall have become untrue, in either case such that the conditions to closing set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by 890, Merger Sub or Merger Sub II is curable by

890, Merger Sub or Merger Sub II prior to the Outside Date, then BuzzFeed must first provide written notice of such breach and may not terminate the Merger Agreement pursuant to this paragraph until the earlier of: (i) 30 days after delivery of BuzzFeed’s written notice to 890 of such breach; and (ii) the Outside Date; provided, further, that each of 890, Merger Sub and Merger Sub II continues to exercise commercially reasonable efforts to cure such breach. The right to terminate the Merger Agreement pursuant to this paragraph shall not be available if (A) BuzzFeed has materially breached the Merger Agreement and such breach has not been cured; or (B) if such breach by 890, Merger Sub or Merger Sub II is cured during such 30-day period.

The Merger Agreement may also be terminated and the transactions contemplated thereby abandoned by BuzzFeed if the 890 Stockholder Redemption results in the conditions set forth in the Merger Agreement becoming incapable of being satisfied at the Closing.

Termination Rights of 890

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned, by 890, upon BuzzFeed’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement or if any of BuzzFeed’s representations or warranties shall have become untrue, in either case such that the conditions to closing set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by BuzzFeed prior to the Outside Date, then 890 must first provide written notice of such breach and may not terminate the Merger Agreement pursuant to this paragraph until the earlier of: (i) 30 days after delivery of 890’s written notice to BuzzFeed of such breach; and (ii) the Outside Date; provided, further, that BuzzFeed continues to exercise commercially reasonable efforts to cure such breach. The right to terminate the Merger Agreement pursuant to this paragraph shall not be available if (A) 890 has materially breached the Merger Agreement and such breach has not been cured; or (B) if such breach by BuzzFeed is cured during such 30-day period.

The Merger Agreement may also be terminated and the transactions contemplated thereby abandoned by 890 if the Key BuzzFeed Stockholders have not executed and delivered the Stockholder Support Agreement within eight (8) hours of the execution of the Merger Agreement, and such condition has not been waived by 890.

Certain Agreements Related to the Business Combination

Note Subscription Agreement

Concurrently with the execution of the Merger Agreement, 890 entered into a Note Subscription Agreement with the Note Investors, pursuant to which 890 agreed to issue and sell in connection with the Business Combination, in private placements to close immediately prior to the Closing, $150.0 million aggregate principal amount of unsecured convertible notes (the “Convertible Notes”) due to mature in 2026. The principal terms of the Convertible Notes are set forth in the term sheet attached as an exhibit to the Note Subscription Agreement and will be embodied in an indenture to be entered into in connection with the Closing between BuzzFeed, the guarantors party thereto and the indenture trustee and the form of global note attached thereto. The Convertible Notes will bear interest at a rate of 7.00% per annum, payable semi-annually (provided, however, if there is less than $144.0 million in the Trust Account immediately following the closing of the Business Combination, the stated interest rate shall be 8.50% per annum), will be convertible into approximately 12,000,000 shares of New BuzzFeed Class A common stock at an initial conversion price of the lesser of (x) $12.50 and (y) a 25% premium to the lowest per share price at which any equity of 890 is issued prior to the closing of the Business Combination in accordance with the terms thereof, and shall mature on the date that is five years following the closing of the Business Combination.

If shares of New BuzzFeed Class A common stock are issued to the holders of the Convertible Notes upon conversion, there will be dilution to New BuzzFeed's stockholders (which may include our current public stockholders who decide not to exercise their redemption rights) and the market price of New BuzzFeed Class A common stock may decrease due to the additional selling pressure in the market. Any downward pressure on the price of New BuzzFeed Class A common stock caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price. New BuzzFeed may, at its election, force conversion of the Convertible Notes after the third anniversary of the issuance of the Convertible Notes, subject to a holder's prior right to convert, if the volume-weighted average trading price of the New BuzzFeed common stock is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, Sponsor, BuzzFeed, and certain of 890 stockholders entered into the Sponsor Support Agreement, pursuant to which, among other things, Sponsor agreed to (i) vote at any meeting of the stockholders of 890 all of their shares held of record or thereafter acquired in favor of the Business Combination, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities, prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. For more information regarding the Sponsor Support Agreement, please see the section entitled “Information about the Parties to the Business Combination — Certain Agreements Related to the Business Combination — Sponsor Support Agreement.”

BuzzFeed Support Agreement

Concurrently with the execution of the Merger Agreement, 890, BuzzFeed and the Key BuzzFeed Stockholders entered into the BuzzFeed Support Agreement, pursuant to which, among other things, the Key BuzzFeed Stockholders, agreed to support the transactions contemplated by the Merger Agreement, including voting, or executing a written consent in respect of their shares of BuzzFeed common stock and BuzzFeed Preferred Stock, in favor of the adoption of the Merger Agreement. For more information regarding the BuzzFeed Support Agreement, please see the section entitled “Information about the Parties to the Business Combination — Certain Agreements Related to the Business Combination — BuzzFeed Support Agreement.”

Amendment to Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, 890, the Sponsor and certain stockholders of 890 entered into an Amendment No. 1 to Registration Rights Agreement pursuant to which, among other things, the parties agreed to extend the lock-up period therein with respect to shares underlying units purchased by the Sponsor and certain stockholders of 890 in a private placement that closed simultaneously with 890’s IPO. For more information regarding the Amendment to Registration Right Agreement, please see the section entitled “Information about the Parties to the Business Combination — Certain Agreements Related to the Business Combination — Amendment to Registration Rights Agreement.”

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, 890, the Sponsor and certain stockholders of BuzzFeed and 890 will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the parties thereto will be granted certain customary registration rights with respect to shares of 890 Class A common stock. For more information on the Amended and Restated Registration Rights Agreement, please see the section entitled “Information about the Parties to the Business Combination — Certain Agreements Related to the Business Combination — Amended and Restated Registration Rights Agreement.”

Amended and Restated Investor Rights Agreement

Concurrently with the execution of the Merger Agreement, BuzzFeed, certain of the Key BuzzFeed Stockholders and certain other BuzzFeed stockholders entered into the Amended and Restated Investor Rights Agreement, pursuant to which each such BuzzFeed stockholder agreed, among other things, to certain restrictions on such BuzzFeed stockholder’s ability to sell or otherwise dispose of any of the shares of New BuzzFeed Class A common stock, New BuzzFeed Class B common stock and New BuzzFeed Class C common stock such BuzzFeed stockholder may receive pursuant to the Two-Step Merger. For more information on the Amended and Restated Investor Rights Agreement, please see the section entitled “Information about the Parties to the Business Combination —Certain Agreements Related to the Business Combination — Amended and Restated Investor Rights Agreement.”

Voting Agreement

At the Closing, New BuzzFeed, the Sponsor, BuzzFeed’s Chief Executive Officer, Mr. Jonah Peretti, and each of his permitted transferees, holding any shares of BuzzFeed capital stock issued and outstanding immediately prior to the Effective Time or that will hold any shares of New BuzzFeed common stock as of immediately following the Closing, will have entered into the Voting Agreement, pursuant to which the Voting Agreement Parties will have agreed to vote all New BuzzFeed common stock held by such party in favor of the following nominees to serve as members of the board of directors of New BuzzFeed: (a) one director nominee to be designated by the Sponsor; and (b) two director nominees to be designated by the mutual agreement of Mr. Jonah Peretti and the

Sponsor. For more information regarding the Voting Agreement, please see the section entitled “Information about the Parties to the Business Combination — Certain Agreements Related to the Business Combination — Voting Agreement.”

Escrow Agreement

On June 24, 2021, Jonah Peretti, the Chief Executive Officer of BuzzFeed, Jonah Peretti, LLC, NBCUniversal Media, LLC (“NBCU”) and PNC Bank, National Association, entered into an escrow agreement (the “Escrow Agreement”) which provides for, among other things, the escrow of 1,200,000 shares of New BuzzFeed Class A common stock or New BuzzFeed Class B common stock (the “Escrowed Shares”) exchangeable by Jonah Peretti, LLC in connection with the Two-Step Merger. Pursuant to the Escrow Agreement, in the event the Transfer Date SPAC Share Price (as defined in the Escrow Agreement) is less than $12.50 per share on the Transfer Date (as defined in the Escrow Agreement), Jonah Peretti, LLC and NBCU shall instruct the escrow agent to transfer (1) to NBCU a number of Escrowed Shares equal to the Make Whole Shares (as defined in the Escrow Agreement) and (2) to Mr. Peretti, the remainder of the Escrowed Shares, if any. If the Transfer Date SPAC Share Price is equal to or greater than $12.50 on the Transfer Date, Jonah Peretti, LLC and NBCU shall instruct the escrow agent to transfer all of the Escrowed Shares to Mr. Peretti.

Special Meeting of 890 Stockholders and the Proposals

The Special Meeting will convene on              , 2021 at              , New York City time, in virtual format. Stockholders may attend, vote and examine the list of 890 stockholders entitled to vote at the Special Meeting by visiting                and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Charter Amendment Proposals, the Stock Issuance Proposal, the Director Election Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, and the Adjournment Proposal.

Approval of the condition precedent proposals is a condition to the obligation of 890 to complete the Business Combination.

Only holders of record of issued and outstanding 890 Shares as of the close of business on              , 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of 890 Shares that you owned as of the close of business on that record date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding 890 Shares as of the record date are present in person (which would include presence at the virtual Special Meeting) or are represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Business Combination Proposal.

Approval of the Organizational Documents Proposal requires the affirmative vote of a majority of the holders of at least a majority of the outstanding 890 Shares entitled to vote thereon, voting as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” the Organizational Documents Proposal.

Approval of the Advisory Charter Amendments Proposals requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Advisory Charter Amendments Proposals.

Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Stock Issuance Proposal.

Approval of the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Director Election Proposal.

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Incentive Plan Proposal.

Approval of the Employee Stock Purchase Plan Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Employee Stock Purchase Plan Proposal.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Adjournment Proposal.

Recommendation of 890’s Board of Directors

The 890 Board has determined that the Business Combination is in the best interests of, and advisable to, the 890 stockholders and recommends that the 890 stockholders adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination. The 890 Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors.

The 890 Board recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Employee Stock Purchase Plan Proposal, and “FOR” the approval of the Adjournment Proposal.

For more information about the 890 Board’s recommendation and the proposals, see the sections entitled “The Special Meeting — Vote Required and 890 Board Recommendation” beginning on page 63 and “The Business Combination Proposal — The 890 Board’s Reasons for Approval of the Business Combination” beginning on page 10.

The 890 Board’s Reasons for Approval of the Business Combination

In evaluating the Business Combination, the 890 Board consulted with management and considered and evaluated a number of factors, including, among others, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the 890 Board did not assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision to recommend for the approval of the Business Combination. The 890 Board based its decision on all of the information available and the factors presented to and considered by it. In addition, individual members of the 890 Board may have given different weights to different factors. This explanation of the 890 Board’s reasons for approval of the Business Combination and all other information presented in this “The 890 Board’s Reasons for Approval of the Business Combination” is forward looking in nature and, therefore, should be read in conjunction with the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement.

Before reaching its decision, the 890 Board extensively discussed the results of the management’s due diligence activities, which included the following features of the target:

●	Globally Recognized “Media 2.0” Company. BuzzFeed is a global digital media company. It boasts a portfolio of iconic brands with great reach, engagement and distribution. BuzzFeed’s brands are constantly focused on improving engagement and optimizing monetization by utilizing proprietary data that is continuously collected and analyzed by the Company.
●	Innovative and Experienced Management Team. BuzzFeed is a founder driven company led by its Chief Executive Officer and Founder, Mr. Jonah Peretti. Mr. Peretti has a successful track record of developing businesses that are both consumer focused and disruptive to legacy players that are unable to innovate, In 2005, Mr. Peretti co-founded TheHuffingtonPost.com, Inc. (“HuffPost”), a publisher of online news and media content, which was sold to AOL Inc. for $315 million in 2011. In February 2021, HuffPost was acquired by BuzzFeed.
●	The Ability to Incubate and Grow Its Own Brands. Over time BuzzFeed has demonstrated its ability to drive organic growth and build long term value. BuzzFeed’s food brand, Tasty, grew organically from 13 million Facebook followers in 2015 to over 196 million in 2020.

●	Emerging Commerce Revenue Stream, Accelerating Growth and Profitability. BuzzFeed’s commerce revenue drove approximately $500 million in attributable transactions in fiscal 2020, up 62% year over year.
●	Robust Engagement with Audiences in Key Demographics. BuzzFeed has managed to build significant scale and reach amongst younger audiences. In the metrics of Unique Visitors, Time Spent and Time Spent per Unique Visitor in the Gen Z and Millennial audiences, BuzzFeed has built and solidified its position when compared to other top players in the digital media space (as of October 2020).
●	M&A Platform and Deal Pipeline. BuzzFeed’s management team has relationships that allow it to remain connected to much of the digital media industry. Relationship-driven targeting of prospective deals generates better deal flow and a more streamlined process. BuzzFeed’s proposed acquisition of Complex Networks in connection with the Business Combination and its recently completed acquisition of HuffPost are good examples of this. BuzzFeed’s technology platform and the operating leverage that the digital media industry provides at scale could create even further advantages for both of these transactions and potential future ones as well.
●	Underlying Digital Market Tailwinds. BuzzFeed could benefit from an acceleration in the shift to digital across content and commerce. Additionally, the evolving privacy landscape may cause regulation to increase as consumers demand transparency and control of their personal data. This could cause some advertising spend to shift away from established datacentric mega tech platforms and boost companies that focus on authenticity and brand safety, such as BuzzFeed.
●	Technology. BuzzFeed has built a tech stack platform powered by Machine Learning and analytics. Additionally, BuzzFeed’s Proprietary Quiz Maker, Headline Optimization Technology, Machine Learning Algorithms, Native Check-out and Custom Tools for Content Creators can be leveraged to potential M&A targets, yielding operating leverage and efficiencies as the company continues to scale.
●	Highly Committed Stockholders. BuzzFeed’s founder and major existing stockholders intend to roll 100% of their equity into New BuzzFeed, owning on a pro forma basis, approximately 70.7% of New BuzzFeed immediately following the consummation of the Business Combination (assuming no redemption of the public shares).
●	Attractive Adjusted EBITDA and Cash Flow Profile. BuzzFeed is Adjusted EBITDA and cash flow positive.
●	Other Alternatives. 890’s Board’s belief, after a thorough review of other business combination opportunities, reasonably available to it, is that the Business Combination represents the best opportunity for 890. The 890 Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, among others, the following.
●	Future Financial Performance. The risk that future financial performance of New BuzzFeed may not meet 890’s expectations due to considerations in our control or outside of our control, including macroeconomic factors.
●	Potential for Benefits Not Achieved. The risk that the potential benefits of the Business Combination, including New BuzzFeed’s future value-creation strategies and further acquisition opportunities, may not be fully achieved, or may not be achieved within the expected timeframe.
●	Stockholder Vote. The risk that our stockholders may fail to provide the respective votes necessary to effect the Business Combination.
●	No Shop Provision. The fact that the Merger Agreement includes a no shop provision that prohibits 890 from directly, or indirectly, among other things, encouraging, soliciting, initiating, engaging, participating, or entering into discussions or negotiations with any person concerning any alternative transactions between 890 and another person with respect to a potential business combination transaction.

In addition to considering the factors described above, our board of directors also considered other factors including, without limitation:

●	Interests of Certain Persons. Some of our officers and members of our board of directors may have interests in the Business Combination. See the section entitled “The Business Combination Proposal — Interests of 890’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

●	Other Risks. Various other risks associated with BuzzFeed’s business, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

Regulatory Approvals

The Business Combination, including the C Acquisition, is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. The waiting period ended on August 9, 2021.

Redemption Rights

Pursuant to the Current Charter, a public stockholder may request that 890 redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:

●	(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares; and
●	prior to , New York City time, on , 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to The Depository Trust Company, the Transfer Agent, that 890 redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through the Transfer Agent.

As noted above, holders of units must elect to separate the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to the Transfer Agent, 890 will redeem such public shares upon the Closing for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to fund taxes, divided by the number of then issued and outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holders of 890 warrants will not have redemption rights with respect to the warrants.

No Delaware Appraisal Rights

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to 890 stockholders or warrant holders in connection with the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. 890 has engaged D.F. King to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later- dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.”

Interests of 890’s Directors and Officers in the Business Combination

When you consider the recommendation of the 890 Board in favor of approval of the Business Combination Proposal, you should keep in mind that 890’s Initial Stockholders, including its directors and officers, have interests in such proposal that are different from, or in addition to those of 890 stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

●	If we are unable to complete our initial business combination by January 14, 2023, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our Private Placement Units, which underlying warrants will expire worthless if we fail to complete our initial business combination by January 14, 2023. Our Initial Stockholders purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will be converted into 7,187,500 shares of New BuzzFeed Class A common stock.
●	Certain members of our board of directors and our officers are anticipated to become directors and/or officers of New BuzzFeed upon the consummation of the Business Combination. Specifically, Michel Del Nin, who is currently our Chief Financial Officer and Chief Operating Officer, is in discussions to join New BuzzFeed as its President in 2021, and Adam Rothstein, who is currently our Executive Chairman and a member of our board of directors, is expected to become a director of New BuzzFeed upon the consummation of the Business Combination. See “New BuzzFeed Management After the Business Combination.”
●	Simultaneously with the closing of our IPO, we consummated the sale of 777,500 Private Placement Units in a private placement to our Founders, consisting of one share of 890 Class A common stock and one-third of one redeemable warrant, each whole warrant exercisable to purchase one share of 890 Class A common stock (each whole warrant, a “Private Placement Warrant”), at a price of $10.00 per Private Placement Unit. The Private Placement Warrants are each exercisable commencing the later of 30 days following the completion of the Business Combination and 12 months from the closing of our IPO, which we consummated on January 11, 2021 and closed on January 14, 2021, for one share of 890 Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by January 14, 2023, then the proceeds from the sale of the Private Placement Units will be part of the liquidating distribution to the public stockholders and the underlying warrants held by our Founders will be worthless. The Private Placement Warrants held by our Founders had an aggregate market value of approximately $344,867 as of June 30, 2021. Such Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the private placement warrants have been estimated using a Monte Carlo simulation model each measurement date.
●	Our Initial Stockholders, including our Sponsor and officers and directors, will lose their entire investment in us if we do not complete a business combination by January 14, 2023. Certain of them may continue to serve as officers and/or directors of New BuzzFeed after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New BuzzFeed Board determines to pay to its directors and/or officers.
●	Our Sponsor, officers and directors collectively (including entities controlled by officers and directors) have made an aggregate average investment per share of $0.95 (including the founder shares and Private Placement Units) as of June 30, 2021. As a result of the significantly lower investment per share of our Sponsor, officers and directors as compared with the investment per share of our public stockholders, a transaction which results in an increase in the value of the investment of our Sponsor, officers and directors may result in a decrease in the value of the investment of our public stockholders.
●	Given the differential in the purchase price that our Initial Stockholders paid for the founder shares as compared to the price of the units sold in the IPO and the substantial number of shares of New BuzzFeed common stock that our Initial

Stockholders will receive upon conversion of the founder shares in connection with the Business Combination, our Initial Stockholders may earn a positive rate of return on their investment even if the New BuzzFeed Class A Common Stock trades below the price initially paid for the Units in the IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.
●	Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if 890 fails to complete a business combination by January 14, 2023.
●	In light of the foregoing, the Initial Stockholders will receive material benefits from the completion of the Business Combination and may be incentivized to complete the Business Combination rather than liquidate even if (i) BuzzFeed is a less favorable target company or (ii) the terms of the Business Combination are less favorable to stockholders.
●	In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.
●	Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to 890 and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has made an aggregate of $1,000,000 of advances to us for working capital expenses that have not been repaid. If we do not complete an initial Business Combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. As of June 30, 2021, there was $287,507,970 in investments and cash held in the Trust Account and $498,421 of cash held outside the Trust Account available for working capital purposes.
●	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.
●	Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial Business Combination, and repayment of any other loans, if any, and on such terms as to be determined by 890 from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.
●	The Initial Stockholders have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they hold in connection with the completion of our initial business combination.
●	In connection with the Closing, we will enter into the Amended and Restated Registration Rights Agreement, which will provide certain 890 stockholders, including our Sponsor, and certain BuzzFeed stockholders and their permitted transferees with registration rights.
●	Upon the signing of the Merger Agreement, our Sponsor and 890 entered into the Sponsor Support Agreement with BuzzFeed pursuant to which our Sponsor agreed to (i) vote at any meeting of the stockholders of 890 all of their shares held of record or thereafter acquired in favor of the Business Combination, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities, prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.
●	Two members of 890's board of directors, Mr. David Bank, Executive Vice President, Corporate Development and Strategy for A+E Networks, and Mrs. Linda Yaccarino, Chairman of Global Advertising and Partnerships at NBCUniversal, recused themselves with respect to board deliberations and voting regarding the Business Combination owing to their potential indirect interest in the Business Combination and related transactions.

See the section entitled “Beneficial Ownership of the Securities” for a further discussion of the equity interests of 890’s directors and officers in the Business Combination.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding 890 or its securities, the Initial Stockholders, BuzzFeed and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire 890 Shares or vote their 890 Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii)(A) 890 satisfies BuzzFeed’s Required Funds, and (B) following payment of the aggregate amount of cash proceeds required to satisfy any redemption of public shares, BuzzFeed Transaction Costs and 890 Transaction Costs, the obligation to pay the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) in accordance with the terms of the C Acquisition Purchase Agreement is satisfied. Any such purchases of public shares and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on 890 Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

The existence of financial and personal interests of the 890 directors and officers may result in a conflict of interest on the part of one or more of them between what he may believe is best for 890 and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of 890’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.

Interests of BuzzFeed’s Directors and Officers in the Business Combination

When you consider the recommendation of the 890 Board in favor of approval of the Business Combination Proposal, you should keep in mind that BuzzFeed’s directors and officers have interests in such proposal that are different from, or in addition to those of 890 stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

●	Certain members of the BuzzFeed Board and officers of BuzzFeed are expected to become directors and/or officers of New BuzzFeed upon the consummation of the Business Combination. Specifically, the following individuals who are currently officers of BuzzFeed are expected to become officers of New BuzzFeed upon the consummation of the Business Combination, serving in the offices set forth opposite their names below.

Name	Position
Jonah Peretti	Founder, Chief Executive Officer and Director
Felicia DellaFortuna	Chief Financial Officer
Rhonda Powell	Chief Legal Officer and Corporate Secretary
Phuong Dao Nguyen	Publisher

In addition, the following individuals who are currently members of the BuzzFeed Board are expected to become directors of New BuzzFeed upon the consummation of the Business Combination: Joan Amble, Patrick Kerins and Janet Rollé. See “New BuzzFeed Management After the Business Combination.”

●	Certain members of the BuzzFeed Board and the officers of BuzzFeed beneficially own, directly or indirectly, shares of BuzzFeed common stock and/or preferred stock, and will be entitled to receive a portion of the Closing Merger Consideration contemplated by the Merger Agreement upon the consummation of the proposed Business Combination. See the section entitled “Beneficial Ownership of Securities” for a further discussion of the equity interests of BuzzFeed’s directors and officers in the Business Combination.
●	Certain members of the BuzzFeed Board and officers of BuzzFeed beneficially own options to purchase shares of BuzzFeed common stock and RSUs to acquire BuzzFeed common stock, which options and RSUs will be substituted by New BuzzFeed upon consummation of the Business Combination. The treatment of such equity awards in connection with the Business Combination is described in the section entitled “The Merger Agreement — Treatment of BuzzFeed Equity Interests and Convertible Securities,” which description is incorporated by reference herein. See “Beneficial Ownership of Securities,” “Executive Compensation” and “New BuzzFeed Management After the Business Combination.”

The ownership of equity by BuzzFeed’s named executive officers and non-employee directors as of June 30, 2021, is set forth in the table below.

Name	Common Stock	Preferred Stock	Vested Stock Options	Unvested Stock Options	RSUs
Named Executive Officers
Jonah Peretti(1)	2,761,264	3,675,771	—	—	—
Rhonda Powell	—	—	—	—	850,000
Phuong Dao Nguyen	—	—	1,170,000	—	1,170,000
Non-Employee Directors
Joan Amble	—	—	—	—	—
Scott English	—	—	—	—	—
Eric Hippeau	—	—	—	—	—
Patrick Kerins(2)	—	5,011,076	—	—	—
William Porteous	—	—	—	—	—
Janet Rollé	—	—	—	—	350,000
(1)	Consists of (i) (A) 2,658,450 shares of BuzzFeed Class B common stock, (B) 1,587,886 shares of BuzzFeed Series A-1 preferred stock and (C) 250,000 shares of BuzzFeed Series A preferred stock held by Jonah Peretti, LLC and (ii) (A) 102,814 shares of BuzzFeed Class B common stock, (B) 1,587,887 shares of BuzzFeed Series A-1 preferred stock and (C) 250,000 shares of BuzzFeed Series A preferred stock over which Mr. Peretti holds an irrevocable proxy granted by John Johnson III and Johnson BG pursuant to the Holder Voting Agreement (for further discussion see “Beneficial Ownership of Securities”). See “Certain Relationships and Related Party Transactions — Certain Relationships and Related Party Transactions — New BuzzFeed — Holder Voting Agreement.” Mr. Peretti is the managing member of Jonah Peretti LLC and has sole voting, investment and dispositive power over the shares held by Jonah Peretti, LLC.
(2)	Consists of (i) 3,890,041 shares of BuzzFeed Series C preferred stock and (ii) 1,121,035 shares of BuzzFeed Series D preferred stock held by New Enterprise Associates 13, L.P. (“NEA 13”). The securities directly held by NEA 13 are indirectly held by NEA Partners 13, L.P. (“NEA Partners 13”), the sole general partner of NEA 13, NEA 13 GP, LTD (“NEA 13 LTD”), the sole general partner of NEA Partners 13 and each of the individual directors of NEA 13 LTD. Mr. Kerins is a director of NEA 13 LTD and shares voting and dispositive power with regard to BuzzFeed’s securities directly held by NEA 13.

Stock Exchange Listing

890’s units, Class A common stock and Public Warrants are publicly traded on Nasdaq under the symbols “ENFAU,” “ENFA,” and “ENFAW,” respectively. 890 has applied to list the New BuzzFeed Class A common stock under the symbol “BZFD” upon the Closing.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. For additional details, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

		Assuming
	Assuming No	Maximum
(in millions)	Redemption	Redemptions
Sources
Existing BuzzFeed Stockholders Equity Rollover	$1,335	$1,335
890 Cash in Trust	$288	$—
Cash from Balance Sheet	$161	$161
Convertible Note	$150	$150
Total Sources	$1,934	$1,646
Uses
Existing BuzzFeed Stockholders Equity Rollover	$1,235	$1,235
Common Stock Issued to Complex Networks Equityholders	$100	$100
Cash Payment to Complex Networks Equityholders	$200	$200
Cash to Balance Sheet	$351	$63
Payment of Transaction Expenses	$48	$48
Total Uses	$1,934	$1,646

Certain Material U.S. Federal Income Tax Consequences of the Two-Step Merger to United States Persons Exchanging Stock of BuzzFeed for New BuzzFeed Common Stock

BuzzFeed and 890 intend for the Two-Step Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and in connection with the completion of the Two-Step Merger, BuzzFeed will receive an opinion of legal counsel to that effect, which will be based on certain factual assumptions as described in “Material U.S. Federal Income Tax Considerations” below. Assuming that the Business Combination qualifies as a reorganization under the provisions of section 368(a) of the Code, the following tax consequences generally will result to U.S. Holders who exchange stock of BuzzFeed for New BuzzFeed common stock:

U.S. Holders receiving New BuzzFeed common stock in exchange for stock of BuzzFeed will recognize neither gain nor loss. The aggregate tax basis of the New BuzzFeed common stock received by a U.S. Holder in the Business Combination generally will be the same as the aggregate tax basis of stock of BuzzFeed surrendered in exchange therefor. The holding period of New BuzzFeed common stock received by a U.S. Holder in the Business Combination will include the holding period of the common stock of BuzzFeed surrendered therefor by the U.S. Holder in the Business Combination. The tax consequences of the transactions to each BuzzFeed stockholder may depend on such holder’s particular facts and circumstances. BuzzFeed stockholders should consult with their tax advisors regarding the tax consequences of the Two-Step Merger and the requirements that must be satisfied in order for the Two-Step Merger to qualify as a reorganization under Section 368(a) of the Code. For more information, see “Material U.S. Federal Income Tax Considerations - Tax Consequences of the Business Combination to BuzzFeed Stockholders” beginning on page 271.

Accounting Treatment

The Two-Step Merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, 890 will be treated as the “acquired” company for accounting purposes. Accordingly, for accounting purposes, the reverse capitalization will be treated as the equivalent of BuzzFeed issuing stock for the net assets of 890, accompanied by a recapitalization. The net assets of 890 will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the reverse capitalization will be those of BuzzFeed.

The C Acquisition will be treated as a business combination under FASB Accounting Standards Codification (“ASC”) 805, and will be accounted for using the acquisition method of accounting. BuzzFeed will record the fair value of assets acquired and liabilities assumed from Complex Networks.

BuzzFeed has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	BuzzFeed’s existing stockholders will own the majority of the shares and have the majority of the voting interests in the combined entity under the no redemption and maximum redemption scenarios with over 94% of the voting interests in each scenario;
●	BuzzFeed will appoint the majority of the directors on the New BuzzFeed Board;
●	BuzzFeed’s existing management will comprise the majority of the management of New BuzzFeed
●	BuzzFeed is the larger entity based on historical revenues and business operations and will comprise the majority of the ongoing operations of New BuzzFeed; and
●	New BuzzFeed will assume BuzzFeed’s name.

The preponderance of evidence as described above is indicative that BuzzFeed is the accounting acquirer of 890 and Complex Networks.

Comparison of Stockholders’ Rights

Following the consummation of the Business Combination, the rights of 890 stockholders who become New BuzzFeed stockholders in the Business Combination will no longer be governed by the Current Charter and 890’s bylaws and instead will be governed by the Proposed Charter and Proposed Bylaws. See “Comparison of Stockholders’ Rights” on page 233.

Summary of Risk Factors

In evaluating the proposals to be presented at the Special Meeting, an 890 Stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Some of the risks related to BuzzFeed’s business are summarized below. References in the summary below to “we,” “us,” “our” and “the Company” generally refer to BuzzFeed in the present tense or New BuzzFeed from and after the Business Combination.

Risks Related to 890 and the Business Combination

●	Directors and officers of 890 have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.
●	890’s initial stockholders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.
●	890’s initial stockholders, directors, officers, advisors and their affiliates may elect to purchase shares or Public Warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.
●	890 did not obtain an opinion from an independent investment banking or accounting firm, and consequently, there can be no assurance from an independent source that the price 890 is paying is fair to 890 from a financial point of view.
●	Subsequent to the consummation of the Business Combination, New BuzzFeed may issue additional shares of New BuzzFeed common stock (including upon the exercise of warrants) which would increase the number of shares eligible for future resale in the public market and result in dilution to New BuzzFeed’s stockholders.
●	Even if 890 and BuzzFeed consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

●	890’s stockholders will experience immediate dilution as a consequence of the issuance of New BuzzFeed common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that 890’s current stockholders have on the management of New BuzzFeed.
●	The multi-class structure of New BuzzFeed common stock as well as the voting agreements being entered into in connection with the Business Combination will have the effect of concentrating voting power with New BuzzFeed’s Chief Executive Officer, which will limit other stockholders’ ability to influence the outcome of important transactions, including a change in control.
●	Subsequent to the consummation of the Business Combination, New BuzzFeed may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Risks Related to BuzzFeed and Complex Networks

●	BuzzFeed derives a significant portion of its traffic from third-party platforms. Changes to the standard terms, conditions and policies of these third-party platform providers that have distributed or may distribute BuzzFeed’s content, such as Apple News, Facebook, Google, Instagram, Pinterest, TikTok, Snap, Twitter, Twitch, YouTube and Hulu, could adversely affect BuzzFeed’s business.
●	BuzzFeed’s traffic growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, streaming tools, networks and standards that BuzzFeed does not control.
●	BuzzFeed derives a significant portion of its revenue from advertising products and its relationships with advertising partners.
●	If BuzzFeed is unable to compete effectively with its competitors for traffic and advertising spend, its business and operating results could be harmed.
●	The levels of BuzzFeed’s traffic and engagement with its brands and content are critical to its success.
●	Changes to BuzzFeed’s existing content and services could fail to attract traffic and advertisers or fail to generate revenue.
●	The market for digital advertising for brands is evolving. If this market develops more slowly or differently than expected, BuzzFeed’s business, growth prospects and financial condition could be adversely affected.
●	BuzzFeed has incurred significant operating losses in the past and may not be able to sustain its recent levels of revenue and generate sufficient revenue to achieve or maintain profitability.
●	BuzzFeed’s quarterly financial results have fluctuated in the past and will fluctuate in the future.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New BuzzFeed’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of 890’s IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF 890

The following table contains summary historical financial data of 890 for the periods and as of the dates indicated.

890’s statement of operations data and statement of cash flow data for the period from September 9, 2020 (inception) through December 31, 2020 and consolidated balance sheet data as of December 31, 2020 is derived from 890’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. 890’s consolidated statement of operations data and statement of cash flow data for the six-month period ended June 30, 2021 and balance sheet data as of June 30, 2021 are derived from 890’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with 890’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of 890” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of 890.

		For the Period from
	For the Six	September 9, 2020
	Months Ended	(inception) through
	June 30, 2021	December 31, 2020
Operating expenses
General and administrative expenses	$1,901,116	$10,856
Administrative fee - related party	120,000
Franchise tax expense	99,178	450
Total operating expenses	(2,120,294)	(11,306)
Change in fair value of warrant liabilities	(916,559)	—
Offering costs associated with issuance of public and private warrants	(231,566)	—
Net gain from investments held in Trust Account	7,970	—
Net income (loss)	$(3,260,449)	$(11,306)
Weighted average shares outstanding of Class A common stock subject to possible redemption, basic and diluted	27,332,731	—
Basic and diluted net income per share, Class A common stock subject to possible redemption	$—	$—
Weighted average shares outstanding of non-redeemable common stock, basic and diluted	9,157,299	6,250,000
Basic and diluted net income (loss) per share, non-redeemable common stock	$(0.36)	$(0.00)

		For the Period from
		September 9, 2020
	For the Six Months	(inception) through
	Ended June 30, 2021	December 31, 2020
	(unaudited)
Statement of Cash Flows Data:
Net cash used in operating activities	$(1,333,160)	$(7,827)
Net cash used in investing activities	$(287,500,000)	$—
Net cash provided by financing activities	$289,129,800	$209,608

	As of June 30, 2021	As of December 31, 2020
Balance Sheet Data:
Total assets	$288,690,246	$547,394
Total liabilities	$14,058,658	$533,700
Total Class A common stock subject to redemption	$269,631,580	$—
Total stockholders’ equity	$5,000,008	$13,694

SUMMARY HISTORICAL FINANCIAL INFORMATION OF BUZZFEED

The following tables contain summary historical financial data of BuzzFeed for the periods and as of the dates indicated.

BuzzFeed’s consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018 and consolidated balance sheet data as of December 31, 2020 and 2019 are derived from BuzzFeed’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. BuzzFeed’s consolidated statement of operations data for the six-month periods ended June 30, 2021 and 2020 and balance sheet data as of June 30, 2021 are derived from BuzzFeed’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with BuzzFeed’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BuzzFeed” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of BuzzFeed and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Year Ended			Six Months Ended
	December 31,			June 30,
(In thousands)	2020	2019	2018	2021	2020
Consolidated Statement of Operations Data:
Total revenue	$321,324	$317,923	$307,251	$161,752	$123,054
Cost of revenue, excluding depreciation and amortization	140,290	150,350	169,631	87,066	60,312
Sales and marketing	50,680	79,845	81,251	22,952	27,068
General and administrative	83,061	87,417	88,104	45,445	38,999
Research and development	17,669	21,129	26,516	13,599	8,005
Depreciation and amortization	17,486	19,450	21,827	9,626	9,150
Income (loss) from operations	12,138	(40,268)	(80,078)	(16,936)	(20,480)
Other income, net	670	2,991	2,474	164	684
Loss on disposition of subsidiary	(711)	—	—	—	—
Income (loss) before income taxes	12,097	(37,277)	(77,604)	(16,772)	(19,796)
Income tax provision (benefit)	941	(358)	902	(4,658)	(785)
Net income (loss)	11,156	(36,919)	(78,506)	(12,114)	(19,011)

	June 30,	December 31,
(In thousands)	2021	2020	2019
Consolidated Balance Sheet Data:
Cash and cash equivalents	$154,809	$90,626	$58,524
Current assets	249,494	208,521	170,322
Total assets	330,020	279,192	245,129
Current liabilities	61,027	57,228	51,662
Total liabilities	98,656	97,310	73,635
Convertible preferred stock	494,837	494,837	494,837
Redeemable noncontrolling interest	1,503	848	28
Total stockholders’ deficit	(264,976)	(313,803)	(323,371)

SUMMARY HISTORICAL FINANCIAL INFORMATION OF COMPLEX NETWORKS

The following tables contain summary historical financial data of Complex Networks for the periods and as of the dates indicated.

Complex Networks’ consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018 and consolidated balance sheet data as of December 31, 2020 and 2019 are derived from Complex Networks’ audited consolidated financial statements included elsewhere in this proxy statement/prospectus. Complex Networks’ consolidated statement of operations data for the six-month periods ended June 30, 2021 and 2020 and consolidated balance sheet data as of June 30, 2021 are derived from Complex Networks’ unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with Complex Networks’ consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Complex Networks” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Complex Networks and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Year Ended			Six Months Ended
	December 31,			June 30,
(In thousands)	2020	2019	2018	2021	2020
Consolidated Statement of Operations Data:
Revenue (including related party revenue of $25,289, $54,713, $95,696, $0, and $16,275, respectively)	$125,044	$161,971	$196,789	$53,084	$58,227
Cost of revenue	65,428	81,729	95,574	25,882	34,510
Selling and marketing	2,678	3,098	1,678	1,975	928
General and administrative	13,377	10,836	13,877	9,250	6,583
Employee related costs	43,992	42,793	49,335	25,615	21,188
Depreciation and amortization	9,684	11,509	12,152	4,996	4,846
Goodwill impairment charge	—	—	112,693	—	—
(Loss) income from operations	(10,115)	12,006	(88,520)	(14,634)	(9,828)
Loss on disposal of assets	—	840	—	—	—
Gain on sale of business	—	—	(1,266)	—	—
Interest (income) expense	(48)	(269)	—	20	(46)
(Loss) income before income taxes	(10,067)	11,435	(87,254)	(14,654)	(9,782)
(Benefit) provision for income taxes	(3,077)	3,236	5,108	(3,128)	(3,800)
Net (loss) income	(6,990)	8,199	(92,362)	(11,526)	(5,982)

	June 30,	December 31,
(In thousands)	2021	2020	2019
Consolidated Balance Sheet Data:
Cash	$5,753	$7,249	$27,573
Current assets	54,755	50,886	68,578
Total assets	204,480	207,667	238,322
Current liabilities	42,125	33,339	52,453
Total liabilities	55,179	46,840	70,505
Total members’ equity	149,301	160,827	167,817

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Transactions (as defined in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” included in this proxy statement/prospectus). The Two-Step Merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, 890 will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Two-Step Merger will be treated as the equivalent of BuzzFeed issuing stock for the net assets of 890, accompanied by a recapitalization. The net assets of 890 will be stated at historical cost, with no goodwill or other intangible assets recorded. The C Acquisition will be treated as a business combination under FASB ASC 805, and will be accounted for using the acquisition method of accounting. BuzzFeed will record the fair value of assets acquired and liabilities assumed from Complex Networks. The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2021 gives effect to the Transactions as if they had occurred on June 30, 2021. The summary unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2021 and the year ended December 31, 2020 give effect to the Transactions as if they had occurred on January 1, 2020.

The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “pro forma financial statements”) of 890 appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma financial statements. The pro forma financial statements are based upon, and should be read in conjunction with, the historical consolidated financial statements and related notes of 890, BuzzFeed, and Complex Networks for the applicable periods included in this proxy statement/prospectus.

The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what New BuzzFeed’s financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of New BuzzFeed.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

●	Assuming No Redemptions: This presentation assumes that no 890 stockholders exercise redemption rights with respect to their public shares.
●	Assuming Maximum Redemptions: This presentation assumes that 890’s public stockholders holding 28,750,000 of 890’s public shares exercise their redemption rights and that such shares are redeemed for their pro rata share of the funds in 890’s trust account for aggregate redemption proceeds of $287.5 million.

	Assuming No	Assuming Max
(in thousands, except per share amounts)	Redemptions	Redemptions
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Six Months Ended June 30, 2021
Revenues	$214,836	$214,836
Basic and diluted net loss per share of Class A, Class B, and Class C common stock	$(0.32)	$(0.39)
Weighted average shares of Class A, Class B, and Class C common stock outstanding, basic and diluted	159,266	130,516
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2020
Revenues	$446,368	$446,368
Basic and diluted net loss per share of Class A, Class B, and Class C common stock	$(0.11)	$(0.13)
Weighted average shares of Class A, Class B, and Class C common stock outstanding, basic and diluted	159,266	130,516
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data as of June 30, 2021
Total assets	$886,002	$598,502
Total liabilities	$297,202	$297,202
Total stockholders’ equity	$587,297	$299,797

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

890

Market Price and Ticker Symbol

890’s units, Class A common stock and Public Warrants are currently listed on Nasdaq under the symbols “ENFAU,” “ENFA,” and “ENFAW,” respectively.

The closing price of 890’s units, Class A common stock and Public Warrants on June 23, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $10.08, $9.78 and $1.00, respectively. As of              , 2021, the record date for the Special Meeting, the closing price for each unit, share of Class A common stock and public warrant was $              , $               and $              , respectively.

Holders

As of July 9, 2021, there were 47 holders of record of our units, 64 holders of record of 890 Class A common stock, four holders of record of 890 Class F common stock and 47 holders of record of our Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, 890 Class A common stock and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

890 has not paid any cash dividends on 890 common stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New BuzzFeed’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New BuzzFeed Board at such time.

BuzzFeed

There is no public market for shares of BuzzFeed’s capital stock.

RISK FACTORS

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement prospectus, including our consolidated financial statements and related notes.

Risk Factors Relating to 890 and the Business Combination

Directors and officers of 890 have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.

When considering the 890 Board’s recommendation that its stockholders vote in favor of the approval of the Business Combination, 890 stockholders should be aware that directors and officers of 890 have interests in the Business Combination that may be different from, or in addition to, the interests of 890 stockholders. These interests include:

●	If we are unable to complete our initial business combination by January 14, 2023, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by January 14, 2023. Our Initial Stockholders purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will be converted into 7,187,500 shares of New BuzzFeed common stock.
●	Simultaneously with the closing of our IPO, we consummated the sale of 777,500 Private Placement Units in a private placement to our Founders, consisting of one share of 890 Class A common stock and one-third of one redeemable warrant, each whole warrant (or Private Placement Warrant) exercisable to purchase one share of 890 Class A common stock, at a price of $10.00 per warrant. The Private Placement Warrants are each exercisable commencing the later of 30 days following the completion of the Business Combination and 12 months from the closing of our IPO, which we consummated on January 11, 2021 and closed on January 14, 2021, for one share of New BuzzFeed common stock at $11.50 per share. If we do not consummate a business combination transaction by January 14, 2023, then the proceeds from the sale of the Private Placement Units will be part of the liquidating distribution to the public stockholders and the underlying warrants held by our Founders will be worthless. The Private Placement Warrants held by our Founders had an aggregate market value of approximately $344,867 as of June 30, 2021. Such Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the private placement warrants have been estimated using a Monte Carlo simulation model each measurement date.
●	Our Initial Stockholders, including our Sponsor, officers and directors, will lose their entire investment in us if we do not complete a business combination by January 14, 2023. Certain of them may continue to serve as officers and/or directors of New BuzzFeed after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New BuzzFeed Board determines to pay to its directors and/or officers.
●	Our Sponsor, officers and directors collectively (including entities controlled by officers and directors) have made an aggregate average investment per share of $0.95 (including the founder shares and Private Placement Units) as of June 30, 2021. As a result of the significantly lower investment per share of our Sponsor, officers and directors as compared with the investment per share of our public stockholders, a transaction which results in an increase in the value of the investment of our Sponsor, officers and directors may result in a decrease in the value of the investment of our public stockholders.
●	Given the differential in the purchase price that our Initial Stockholders paid for the founder shares as compared to the price of the units sold in the IPO and the substantial number of shares of New BuzzFeed common stock that our Initial Stockholders will receive upon conversion of the founder shares in connection with the Business Combination, our Initial Stockholders may earn a positive rate of return on their investment even if the New BuzzFeed Class A Common Stock trades below the price initially paid for the Units in the IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.
●	Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if we fail to complete a business combination by January 14, 2023.
●	In light of the foregoing, the Initial Stockholders will receive material benefits from the completion of the Business Combination and may be incentivized to complete the Business Combination rather than liquidate even if (i) BuzzFeed is a less favorable target company or (ii) the terms of the Business Combination are less favorable to stockholders.
●	In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.
●	Certain members of our board of directors and our officers are anticipated to become directors and/or officers of New BuzzFeed upon the consummation of the Business Combination. Specifically, Michel Del Nin, who is currently our Chief Financial Officer and Chief Operating Officer, is in discussions to join New BuzzFeed as its President in 2021, and Adam Rothstein, who is currently our Executive Chairman and a member of our board of directors, is expected to become a director of New BuzzFeed upon the consummation of the Business Combination. See “New BuzzFeed Management After the Business Combination.”
●	Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to us and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has made an aggregate of $1,000,000 of advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.
●	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.
●	Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by us from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.
●	Our Initial Stockholders have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they hold in connection with the completion of our initial business combination.
●	In connection with Closing, we will enter into the Amended and Restated Registration Rights Agreement, which will provide certain 890 stockholders and certain BuzzFeed stockholders and their permitted transferees with certain customary registration rights with respect to shares of 890 Class A common stock.
●	Upon the signing of the Merger Agreement, our Sponsor and 890 entered into the Sponsor Support Agreement with BuzzFeed pursuant to which our Sponsor agreed to (i) vote at any meeting of the stockholders of BuzzFeed all of its capital stock of BuzzFeed held of record or thereafter acquired in favor of the Two-Step Merger, the Merger Agreement, the other transactions contemplated thereby and appoint 890 as such holder’s proxy, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to certain securities, in each case, on the terms and subject to the conditions set forth in BuzzFeed Stockholder Support Agreement.
●	Two members of 890's board of directors, Mr. David Bank, Executive Vice President, Corporate Development and Strategy for A+E Networks, and Mrs. Linda Yaccarino, Chairman of Global Advertising and Partnerships at NBCUniversal, recused themselves with respect to board deliberations and voting regarding the Business Combination owing to their potential indirect interest in the Business Combination and related transactions.

These financial interests of the Initial Stockholders, officers and directors and entities affiliated with them may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation the 890 Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.

BuzzFeed directors and officers may have interests in the Business Combination different from the interests of BuzzFeed stockholders.

The BuzzFeed Board negotiated the terms of the Merger Agreement with the executive officers of 890, and the BuzzFeed Board determined that entering into the Merger Agreement was in the best interests of BuzzFeed and its stockholders, declared the Merger Agreement advisable and recommended that BuzzFeed stockholders adopt the Merger Agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that BuzzFeed officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of BuzzFeed stockholders. The BuzzFeed Board was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to BuzzFeed stockholders that they vote to approve the Business Combination. See “The Business Combination Proposal — Interests of BuzzFeed’s Directors and Officers in the Business Combination.”

890’s initial stockholders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.

Our Initial Stockholders have agreed to vote their shares in favor of the Business Combination. The Initial Stockholders own approximately 20% of our outstanding shares prior to the Business Combination. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if our Initial Stockholders had agreed to vote their shares in accordance with the majority of the votes cast by our public stockholders.

Because BuzzFeed is going public through a business combination instead of an initial public offering, no underwriter has assumed risk in connection with the business combination or conducted due diligence of BuzzFeed’s business, operations or financial condition, including review of the disclosure in this proxy statement/prospectus.

BuzzFeed is going public through a business combination. The Business Combination transaction is not an underwritten initial public offering and, therefore, underwriters have not assumed risk in connection with the business combination. Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that, after reasonable investigation, it believed that the statements in the registration statement were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant, including reviewing the registrant’s disclosure in the registration statement. Such due diligence may include calls with the issuer’s management, review of material agreements, and background checks on key personnel, among other investigations.

Because BuzzFeed intends to become publicly traded through a business combination with a special purpose acquisition company rather than through an underwritten offering of its common stock, no underwriter is involved in the transaction. As a result, no underwriter has conducted diligence on BuzzFeed in order to establish a due diligence defense with respect to the disclosure presented in this proxy statement/prospectus. If such investigation had occurred, certain information in this proxy statement/prospectus may have been presented in a different manner or additional information may have been presented at the request of such underwriter. Moreover, no underwriter will be subject to liability to investors in connection with misstatements in this proxy statement/prospectus.

890’s initial stockholders, directors, officers, advisors and their affiliates may elect to purchase shares or Public Warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.

890’s initial stockholders, directors, officers, advisors or their affiliates may purchase public shares or Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or Public Warrants in such transactions.

In the event that 890’s initial stockholders, directors, officers, advisors or their affiliates purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their public shares. The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a Closing condition in the Merger Agreement that requires us to have a certain amount of cash at the Closing and the proceeds from the Convertible Note Financing equaling or exceeding certain thresholds, where it appears that such requirements would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

890 did not obtain an opinion from an independent investment banking or accounting firm, and consequently, there can be no assurance from an independent source that the price 890 is paying is fair to 890 from a financial point of view.

890 is not required to obtain an opinion from an independent investment banking or accounting firm that the price 890 is paying in connection with the Business Combination is fair to 890 from a financial point of view. The 890 Board did not obtain a third-party valuation or fairness opinion in connection with its initial determination to approve and recommend the Business Combination. Accordingly, investors will be relying solely on the judgment of the 890 Board in valuing BuzzFeed’s business, and assuming the risk that the 890 Board may not have properly valued the Business Combination.

Subsequent to the consummation of the Business Combination, we may issue additional shares of New BuzzFeed common stock (including upon the exercise of warrants) which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Following the Business Combination, there will be 9,583,333 outstanding Public Warrants to purchase 9,583,333 shares of New BuzzFeed common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing the later of 30 days following the completion of the Business Combination and 12 months from the closing of our IPO, which we consummated on January 11, 2021 and closed on January 14, 2021. In addition, there will be 259,167 Private Placement Warrants outstanding exercisable for 259,167 shares of New BuzzFeed common stock at an exercise price of $11.50 per share as well as Convertible Notes convertible into approximately 12,000,000 shares of New BuzzFeed Class A common stock. BuzzFeed has also entered into, and may in the future enter into, contractual arrangements with certain customers and other parties and earnout arrangements in connection with acquisitions that, in each case, provide for the issuance of BuzzFeed warrants and/or BuzzFeed common stock upon achievement of specified milestones (which, at Closing, will become obligations of New BuzzFeed). Moreover, New BuzzFeed may issue a substantial number of additional shares of New BuzzFeed Class A common stock (or securities convertible, exercisable or exchangeable for New BuzzFeed Class A common stock) in the future, including in connection with contractual relationships with customers, acquisitions, pursuant to compensation arrangements or as a result of financing transactions. The issuance of additional shares of New BuzzFeed Class A common stock as a result of any of the aforementioned transactions may result in dilution to the holders of New BuzzFeed Class A common stock and increase in the number of shares eligible for resale in the public market. Sales of a substantial number of such shares in the public markets may adversely affect the market price of New BuzzFeed Class A common stock, the impact of which is increased as the value of our stock price increases.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

New BuzzFeed will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of New BuzzFeed common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. If and when the warrants become redeemable by New BuzzFeed, New BuzzFeed may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold on to such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

In addition, New BuzzFeed may redeem your warrants after they become exercisable for a number of shares of New BuzzFeed common stock determined based on the redemption date and the fair market value of New BuzzFeed Class A common stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of New BuzzFeed common stock had your warrants remained outstanding.

Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the outstanding warrants is $11.50 per share of New BuzzFeed Class A common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

Our stockholders will experience immediate dilution as a consequence of the issuance of New BuzzFeed common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that our current stockholders have on the management of New BuzzFeed.

Assuming that no public stockholders exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, 890’s initial stockholders and public stockholders will hold 36,715,000 shares of New BuzzFeed Class A common stock, or 23.0% of the outstanding common stock. Assuming that our public stockholders holding 28,750,000 public shares exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, 890’s initial stockholders and public stockholders will hold 7,965,000 shares of New BuzzFeed Class A common stock, or 6.1% of the outstanding New BuzzFeed common stock.

There are currently outstanding an aggregate of 777,500 Private Placement Units, each consisting of one share of 890 Class A common stock and one-third of one Private Placement Warrant, which comprise 259,167 Private Placement Warrants held by 890’s founders at the time of 890’s IPO, and 9,583,333 whole Public Warrants. Each of 890’s outstanding whole warrants is exercisable commencing the later of 30 days following the completion of the Business Combination and 12 months from the closing of our IPO, which we consummated on January 11, 2021 and closed on January 14, 2021, for one share of 890 Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of 890 Class A common stock is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, our fully diluted share capital would increase by a total of 9,842,500 shares, with approximately $113 million paid to us to exercise the warrants.

The multi-class structure of New BuzzFeed common stock as well as the voting agreements being entered into in connection with the Business Combination will have the effect of concentrating voting power with New BuzzFeed’s Chief Executive Officer, which will limit other stockholders’ ability to influence the outcome of important transactions, including a change in control.

Upon the consummation of the Business Combination, Jonah Peretti and his affiliates will, after giving effect to the Holder Voting Agreement, hold over 65% of the voting power of New BuzzFeed. In addition to voting together with New BuzzFeed Class A common stock (with one vote per share) on all matters, the holders of New BuzzFeed Class B common stock will be entitled to fifty (50) votes for each share of New BuzzFeed Class B common stock held of record by such holder on each matter on which such holders of such shares are entitled to vote, as set out in the Proposed Charter. Accordingly, upon the completion of the Business Combination, Mr. Peretti will be able to exert substantial influence over matters submitted to our stockholders for approval, including the election of directors and amendments of our organizational documents, and an approval right over any acquisition or liquidation of New BuzzFeed. Mr. Peretti may have interests that differ from those of the other stockholders and may vote in a way with which the other stockholders disagree and which may be adverse to their interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of New BuzzFeed, could deprive New BuzzFeed’s stockholders of an opportunity to receive a premium for their capital stock as part of a sale of New BuzzFeed, and might ultimately affect the market price of shares of New BuzzFeed Class A common stock. For information about New BuzzFeed’s multi-class structure, see the section titled “Description of New BuzzFeed Capital Stock.”

Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although 890 has conducted due diligence on New BuzzFeed, 890 cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of 890’s or New BuzzFeed’s control will not later arise. As a result, New BuzzFeed may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that New BuzzFeed reports charges of this nature could contribute to negative market perceptions about New BuzzFeed or its securities. In addition, charges of this nature may cause New BuzzFeed to violate net worth or other covenants to which it may be subject. Accordingly, any 890 Stockholder who chooses to remain a stockholder of New BuzzFeed following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by 890’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of 890’s securities prior to the Closing may decline. The market values of 890’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which 890 stockholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Merger Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of 890’s Class A common stock, the market value of New BuzzFeed common stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

In addition, following the Business Combination, fluctuations in the price of New BuzzFeed’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of New BuzzFeed and trading in the shares of 890’s Class A common stock has not been active. Accordingly, the valuation ascribed to New BuzzFeed in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of New BuzzFeed securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and New BuzzFeed securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of New BuzzFeed’s securities may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
●	changes in the market’s expectations about New BuzzFeed’s operating results;

●	success of competitors;
●	operating results failing to meet the expectations of securities analysts or investors in a particular period;
●	changes in financial estimates and recommendations by securities analysts concerning New BuzzFeed or the industry in which New BuzzFeed operates in general;
●	operating and stock price performance of other companies that investors deem comparable to New BuzzFeed;
●	ability to market new and enhanced products and services on a timely basis;
●	changes in laws and regulations affecting our business;
●	commencement of, or involvement in, litigation involving New BuzzFeed;
●	changes in New BuzzFeed’s capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of shares of New BuzzFeed Class A common stock available for public sale;
●	any major change in the New BuzzFeed Board;
●	sales of substantial amounts of New BuzzFeed Class A common stock by our or New BuzzFeed’s directors, executive officers or significant stockholders or the perception that such sales could occur; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the Nasdaq specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New BuzzFeed could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

The BuzzFeed projected financial information considered by 890 may not be realized, which may adversely affect the market price of New BuzzFeed Class A common stock following the completion of the Business Combination.

In performing its financial analyses, 890 relied on, among other things, certain information, including the forecasts and financial projections described in the section entitled “The Business Combination Proposal — Certain Projected Financial Information.” The BuzzFeed forecasts and financial projections were prepared by, or at the direction of, the management of BuzzFeed. None of these projections or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections and forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of BuzzFeed. There can be no assurance that BuzzFeed’s financial condition and operating results will be consistent with those set forth in such projections and forecasts, which could have an adverse impact on the market price of New BuzzFeed Class A common stock or the financial position of BuzzFeed following the Business Combination.

There can be no assurance that New BuzzFeed Class A common stock issued in connection with the Business Combination will be approved for listing on the Nasdaq following the Closing, or that we will be able to comply with the continued listing standards of the Nasdaq, which could limit investors’ ability to make transactions in New BuzzFeed’s securities and subject New BuzzFeed to additional trading restrictions.

An active trading market for New BuzzFeed’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In connection with the Business Combination, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s listing requirements. We have applied to have New BuzzFeed Class A common stock listed on Nasdaq upon consummation of the Business Combination and we expect that New BuzzFeed Class A common stock will be listed on the Nasdaq following the Business Combination. However, we cannot assure you that we will be able to meet all listing requirements. Even if New BuzzFeed Class A common stock is listed on Nasdaq, New BuzzFeed may be unable to maintain the listing of its securities in the future. New BuzzFeed’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, the Nasdaq delists New BuzzFeed Class A common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for New BuzzFeed’s securities;
●	a determination that New BuzzFeed Class A common stock is a “penny stock,” which will require brokers trading in New BuzzFeed Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New BuzzFeed Class A common stock;
●	a limited amount of analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New BuzzFeed Class A common stock was not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

We have no operating or financial history and our results of operations may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.

We are a blank check company and we have no operating history and no revenues. This proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for the combined company. The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheets of 890, BuzzFeed and Complex Networks on a pro forma basis as if the Business Combination and related transactions had been consummated on June 30, 2021. The unaudited pro forma condensed combined statements of operations for (i) the six months ended June 30, 2021 combine the historical statements of operations of 890, BuzzFeed and Complex Networks for the six months ended June 30, 2021 and (ii) the year ended December 31, 2020 combine the historical statements of operations of 890 for the period from September 9, 2020 (inception) to December 31, 2020 and BuzzFeed and Complex Networks for the year ended December 31, 2020 on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination been consummated on the dates indicated above, or the future consolidated results of operations or financial position of the combined company. Accordingly, the combined company’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this document. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.

Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the funds held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.

The securities in which we invest the funds held in the trust account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public stockholders may be less than $10.00 per share.

The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that we are unable to complete our initial business combination or make certain amendments to our amended and restated certificate of incorporation, our public stockholders are entitled to receive their pro-rata share of the proceeds held in the trust account, plus any interest income, net of income taxes paid or payable (less, in the case we are unable to complete our initial business combination, $100,000 of interest to pay dissolution expenses). Negative interest rates could reduce the value of the assets held in trust such that the per-share redemption amount received by public stockholders may be less than $10.00 per share.

Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Staff Statement”). Specifically, the SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing our warrants.

As a result, included on our balance sheet as of June 30, 2021 contained elsewhere in this report are derivative liabilities related to embedded features contained within our warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”) provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statements of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

Warrants that are accounted for as a warrant liability will be recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of our common stock and/or may make it more difficult for us to consummate an initial business combination.

We account for the 9,842,500 warrants issued in connection with the IPO (including the 9,583,333 warrants sold as part of the units in the IPO and the 259,167 private placement warrants underlying the private placement units) in accordance with the guidance contained in Derivatives and Hedging — Contracts in Entity’s Own Equity (ASC 815-40). Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, we will classify each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such remeasurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in our statement of operations and therefore our reported earnings. The impact of changes in fair value on earnings may have an adverse effect on the market price of our common stock. In addition, potential targets may seek a special purposes acquisition company (SPAC) that does not have warrants that are accounted for as a warrant liability, which may make it more difficult for us to consummate an initial business combination with a target business.

We identified a material weakness in our internal control over financial reporting as of March 31, 2021 and June 30, 2021, and a significant deficiency in our internal control over financial reporting as of June 30, 2021. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner and we may be unable to maintain compliance with applicable stock exchange listing requirements, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Following the issuance of the SEC Staff Statement, our management concluded that, in light of the SEC Staff Statement, our audited balance sheet as of January 14, 2021 (“IPO Balance Sheet”) should be revised to present 890’s warrants as liabilities. In connection with the foregoing development and solely as the result of such revision, we identified a material weakness in our internal control over financial reporting.

Additionally, we previously recorded a portion of our Class A common stock subject to possible redemption, issued in connection with 890’s IPO, in permanent equity. In accordance with SEC Staff guidance on redeemable equity instruments, ASC 480-10-S99, “Distinguishing Liabilities from Equity”, and EITF Topic D-98, “Classification and Measurement of Redeemable Securities”, redemption provisions not solely within the control of the issuing company require common stock subject to redemption to be classified outside of permanent equity and, according to recent SEC Staff communications with certain independent auditors, notwithstanding the presence of maximum redemption thresholds or charter provisions common in SPACs that provide a limitation on redemptions that would cause a SPAC’s net tangible assets to be less than $5,000,001. Although we did not specify a maximum redemption threshold, our Current Charter provides that 890 will not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In light of the recent SEC Staff communications with certain independent auditors, our management re-evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2021. Based upon that evaluation, we concluded that the misclassification of the Class A common stock was quantitatively material to individual line items within the balance sheet but is not material to our reported financial position and is qualitatively immaterial to our financial statements. We further concluded that the misstatement was not indicative of a pervasive issue in the internal control of the Company, had no impact to the Company’s statement of cash flows, did not impact any other balance sheet line items other than total stockholders’ equity and Class A common stock subject to redemption, and was not disclosed in any other Exchange Act filings other than our IPO Balance Sheet and Form 10-Qs for the periods ending March 31, 2021, and June 30, 2021. Based upon the foregoing, and due to the industry-wide issues and related insufficient risk assessment of the underlying accounting for certain instruments, we concluded that the misclassification of the Class A common stock represents a significant deficiency.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company's financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weakness and significant deficiency. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses or significant deficiencies in the future, any such newly identified material weakness or significant deficiency could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such cases, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses or significant deficiencies.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. However, 890 or BuzzFeed may waive one or more of the closing conditions without re-soliciting stockholder approval.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by 890 stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Merger Agreement (as described under “The Merger Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied. If 890 does not complete the Business Combination, 890 could be subject to several risks, including:

●	the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;
●	negative reactions from the financial markets, including declines in the price of 890 Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and
●	the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

However, the Business Combination is subject to satisfaction or waiver of the Closing conditions, including: (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act, (which condition was satisfied upon expiration of the waiting period on August 9, 2021 at 11:59 p.m.), (ii) the required stockholder approval of stockholders of 890 shall have been obtained for the Business Combination, (iii) the required stockholder approval of stockholders of BuzzFeed shall have been obtained for the Business Combination, (iv) the New BuzzFeed Class A common stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, (v) the Convertible Note Financing shall be consummated in an aggregate amount equal to the Convertible Financing Amount, (vi) the funds contained in the Trust Account, together with the Convertible Financing Amount, shall equal or exceed BuzzFeed’s Required Funds and, when combined with BuzzFeed’s existing cash balances as of the Closing, shall be sufficient to pay the cash consideration owing in the C Acquisition, in each case following (a) payment of the aggregate amount of cash proceeds that will be required to give effect to redemptions of public shares, if any, and (b) payment of all BuzzFeed Transaction Costs and 890 Transaction Costs, (vii) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act without any stop order suspending its effectiveness having been issued or legal proceedings having commenced or threatened by the SEC, and (viii) concurrent closing of the C Acquisition. Unless waived (to the extent permitted), if any of these conditions are not satisfied, the Business Combination may not be consummated. Certain conditions to 890’s or BuzzFeed’s obligations to complete the Business Combination may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of 890 and BuzzFeed, provided, that BuzzFeed may not waive the Required Funds Condition pertaining to the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) without the prior written consent of the existing owners of Complex Networks in accordance with the terms of the C Acquisition Purchase Agreement. In the event of a waiver of a condition, the 890 Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies is necessary. In the event that the 890

Board determines any such waiver is not significant enough to require re-solicitation of its stockholders, it will have the discretion to complete the Business Combination without seeking further stockholder approval.

For more information about the closing conditions to the Business Combination, see the section titled “The Business Combination Proposal — The Merger Agreement — Conditions to Closing.”

Our stockholders may not know immediately after the special meeting whether we have satisfied the closing condition that the Trust Account and the proceeds from the Convertible Note Financing equal or exceed $150,000,000.

If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the Closing Date, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the trust account, including where we otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the Convertible Note Financing equal or exceed $150,000,000. This process could take a number of days, and there may be a period of time after the special meeting and before the closing of the Business Combination when stockholders do not know whether we have satisfied this closing condition.

Anti-takeover provisions contained in the Proposed Charter as well as provisions of Delaware law, could impair a takeover attempt.

In addition to the substantial influence that Mr. Peretti will be able to exert over matters submitted to our stockholders for approval, including an approval right over any acquisition or liquidation of New BuzzFeed (see the section entitled “Risk Factors — The multi-class structure of New BuzzFeed common stock as well as the voting agreements being entered into in connection with the Business Combination will have the effect of concentrating voting power with New BuzzFeed’s Chief Executive Officer, which will limit other stockholders’ ability to influence the outcome of important transactions, including a change in control.”), the Proposed Charter will contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. New BuzzFeed is also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for New BuzzFeed’s securities. These provisions will include, among other things:

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the New BuzzFeed Board;
●	the right of the New BuzzFeed Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on the New BuzzFeed Board;
●	requirement of supermajority voting (or if two-thirds of the board of directors approves, a majority) to amend some provisions in our restated certificate of incorporation and restated bylaws;
●	authorization of the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
●	only a majority of our board of directors will be authorized to call a special meeting of stockholders;
●	the right of the board of directors to make, alter, or repeal our bylaws;
●	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

●	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders; and
●	the requirement that a meeting of stockholders may not be called by the stockholders, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

These provisions, alone or together, could delay hostile takeovers and changes in control of New BuzzFeed or changes in the New BuzzFeed Board and New BuzzFeed’s management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of outstanding New BuzzFeed common stock from engaging in certain business combinations without approval of the holders of substantially all of New BuzzFeed common stock. Any provision of the Proposed Charter or Proposed Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of New BuzzFeed common stock and could also affect the price that some investors are willing to pay for New BuzzFeed common stock. See “Description of New BuzzFeed Securities.”

The Proposed Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings and the federal district courts as the sole and exclusive forum for other types of actions and proceedings, in each case, that may be initiated by New BuzzFeed’s stockholders, which could limit New BuzzFeed’s stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with New BuzzFeed or New BuzzFeed’s directors, officers or other employees.

If the Business Combination is consummated, the Proposed Charter will provide that, unless New BuzzFeed consents in writing to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of New BuzzFeed; (ii) action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of New BuzzFeed to New BuzzFeed or New BuzzFeed’s stockholders or any claim for aiding and abetting such alleged breach; (iii) action or proceeding asserting a claim against New BuzzFeed or any current or former director, officer, stockholder, employee or agent of New BuzzFeed arising pursuant to any provision of the DGCL or the Proposed Charter or Proposed Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) action or proceeding to interpret, apply, enforce or determine the validity of the Proposed Charter or Proposed Bylaws; or (v) action or proceeding asserting a claim against New BuzzFeed or any current or former director, officer, stockholder, employee or agent of New BuzzFeed governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction thereof, and state or federal court located within the State of Delaware. Unless New BuzzFeed consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any action or proceeding asserting a cause of action arising under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring an interest in any shares of New BuzzFeed’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Proposed Charter. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with New BuzzFeed or New BuzzFeed’s directors, officers or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Alternatively, if a court were to find these provisions of the Proposed Charter invalid or unenforceable with respect to one or more of the specified types of actions or proceedings, New BuzzFeed may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect New BuzzFeed’s business, financial condition and results of operations and result in a diversion of the time and resources of New BuzzFeed’s management and board of directors.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not

“emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common stock or, after the Business Combination, the New BuzzFeed Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Upon completion of the Business Combination, we expect New BuzzFeed to be a “controlled company” within the meaning of Nasdaq rules and, as a result, will qualify for exemptions from certain corporate governance requirements.

Upon completion of the Business Combination, New BuzzFeed will be considered a “controlled company” under the rules of Nasdaq. Controlled companies are exempt from certain Nasdaq corporate governance rules including the requirements that (i) a majority of the board of directors consist of “independent” directors under the listing standards of Nasdaq, (ii) director nominees be selected or recommended to the board of directors by independent directors and (iii) New BuzzFeed has a compensation committee composed entirely of independent directors. Following the Business Combination, although New BuzzFeed will be eligible to use some or all these exemptions, New BuzzFeed does not expect to initially avail itself of any of these exemptions. However, if we are to use some or all of these exemptions in the future, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “New BuzzFeed Management After the Business Combination — Controlled Company Exemption.”

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies. BuzzFeed is not a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and New BuzzFeed management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New BuzzFeed after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal control over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New BuzzFeed common stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

The price of New BuzzFeed common stock and New BuzzFeed’s warrants may be volatile.

Upon consummation of the Business Combination, the price of New BuzzFeed common stock and New BuzzFeed’s warrants may fluctuate due to a variety of factors, including:

●	changes in the industries in which New BuzzFeed and its customers operate;

●	variations in its operating performance and the performance of its competitors in general;
●	material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;
●	actual or anticipated fluctuations in New BuzzFeed’s quarterly or annual operating results;
●	the public’s reaction to New BuzzFeed’s press releases, its other public announcements and its filings with the SEC;
●	New BuzzFeed’s failure or the failure of its competitors to meet analysts’ projections or guidance that New BuzzFeed or its competitors may give to the market;
●	additions and departures of key personnel;
●	changes in laws and regulations affecting its business;
●	commencement of, or involvement in, litigation involving New BuzzFeed;
●	changes in New BuzzFeed’s capital structure, such as future issuances of securities or the incurrence of additional debt;
●	publication of research reports by securities analysts about New BuzzFeed or its competitors or its industry;
●	the volume of shares of New BuzzFeed Class A common stock available for public sale; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

These market and industry factors may materially reduce the market price of New BuzzFeed common stock and New BuzzFeed’s warrants regardless of the operating performance of New BuzzFeed.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New BuzzFeed Class A common stock to drop significantly, even if New BuzzFeed’s business is doing well.

Sales of a substantial number of shares of New BuzzFeed Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New BuzzFeed common stock.

It is anticipated that, upon completion of the Business Combination, (i) the BuzzFeed stockholders will own approximately 70.7% of the outstanding New BuzzFeed common stock and (ii) our Initial Stockholders will own approximately 5.0% of the outstanding New BuzzFeed common stock, in each case, assuming that none of 890’s outstanding public shares are redeemed in connection with the Business Combination, or approximately 86.2% and 6.1%, respectively, assuming that 28,750,000 of 890’s outstanding public shares (which assumes redemption of the maximum number of shares of 890 Class A common stock) are redeemed in connection with the Business Combination. These percentages assume that (i) 159,265,540 shares (or 130,515,540 shares assuming that all of 890’s outstanding public shares are redeemed in connection with the Business Combination) of New BuzzFeed Class A common stock are issued to the BuzzFeed stockholders at Closing and (ii) no 890 warrants to purchase New BuzzFeed Class A common stock that will be outstanding immediately following Closing have been exercised. If the actual facts are different than these assumptions, the ownership percentages in New BuzzFeed will be different.

Although the Sponsor and certain of BuzzFeed’s stockholders will be subject to certain restrictions regarding the transfer of New BuzzFeed Class A common Stock, these shares may be sold after the expiration or early termination of the respective applicable lock-ups under the Amended and Restated Registration Rights Agreement and the Amended and Restated Investors’ Rights Agreement. We intend to file one or more registration statements shortly after the closing of the Business Combination to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of New BuzzFeed Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.

Securities research analysts may establish and publish their own periodic projections for New BuzzFeed following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of us, the market price and volume for our common shares could be adversely affected.

We are subject to, and New BuzzFeed will be subject to, changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both 890’s costs and the risk of non-compliance and will increase both New BuzzFeed’s costs and the risk of non-compliance.

We are and New BuzzFeed will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and New BuzzFeed’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to New BuzzFeed’s disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

During the pendency of the Business Combination, 890 will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

During the pendency of the Business Combination, 890 will not be able to enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement, in part because of the inability of the 890 Board to change its recommendation in connection with the Business Combination. The Merger Agreement does not permit our Board of Directors to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify its recommendation in favor of adoption of the proposals related to the Business Combination.

Certain covenants in the Merger Agreement impede the ability of 890 to make acquisitions or complete certain other transactions pending completion of the Business Combination. As a result, 890 may be at a disadvantage to its competitors during that period. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions have remained in effect.

890 Stockholder Redemption Risks

If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of our Class A common stock for a pro rata portion of the Trust Account.

Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to our Transfer Agent prior to

12:00 p.m., New York City time, on               , 2021. Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay our taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The ability of 890 stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.

At the time we entered into the Merger Agreement and related agreements for the Business Combination, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The Merger Agreement requires us to have an aggregate cash amount of at least $150.0 million available at Closing from the Trust Account and the Convertible Note Financing (after giving effect to redemptions of public shares, if any, and payment of all BuzzFeed Transaction Costs and 890 Transaction Costs). If a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.

Risks Related to BuzzFeed and Complex Networks

Unless the context requires otherwise, references to “BuzzFeed,” “we,” “us” or “our” in this section are to the business and operations of BuzzFeed prior to the Business Combination and to New BuzzFeed and its subsidiaries, including Complex Networks, following the Business Combination. 890’s business and operations as directly or indirectly affected by New BuzzFeed by virtue of 890’s ownership of the business of New BuzzFeed following the Business Combination are described below under “Risk Factors Relating to 890 and the Business Combination.”

Operational

We derive a significant portion of our traffic from third-party platforms. Changes to the standard terms, conditions and policies of these third-party platform providers that have distributed or may distribute our content, such as Apple News, Facebook, Google, Hulu, Instagram, Pinterest, Snap, TikTok, Twitter, Twitch and YouTube, could adversely affect our business.

We depend on third-party platform providers to provide access to our content. A majority of our traffic engages with our content through third-party platform providers rather than directly on our websites and applications, most prominently, Apple News, Facebook Google, Hulu, Instagram, Pinterest, Snap, TikTok, Twitter, Twitch and YouTube. These platforms serve as significant channels of online distribution and are critical to accessing our content. If these platform providers deny access to our content, modify their current discovery mechanisms or algorithms, develop their own competitive offerings, or impose fees for access to and use of their platforms, our business could be negatively impacted. We are also subject to the standard terms, conditions and practices of these platform providers, which govern the promotion, distribution, operation and use of our content. Platform providers have broad discretion to change their standard terms and conditions and have the right to prohibit us from distributing content on their platforms if we violate those standard terms and conditions. In addition, platform providers can change their policies or interpretations of their standard terms and conditions. Our business could suffer materially if platform providers change their standard terms and conditions, interpretations or other policies and practices in a way that is detrimental to us or if platform providers determine that we are in violation of their standard terms and conditions and prohibit us from distributing our content on their platforms. Moreover, if we are unable to maintain a good relationship with these platform providers, our business and operating results could be adversely affected.

Our business could also be harmed if these platforms change their terms and conditions relating to how their users share information on or through their platforms or across other platforms, which could impact our traffic and engagement.

Our traffic growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, streaming tools, networks and standards that we do not control.

We make our content available across a variety of operating systems and through websites. We are dependent on the compatibility of our content with popular devices, streaming tools, desktop and mobile operating systems and web browsers that we do not control, such as Mac OS, Windows, Android, iOS, Chrome and Firefox. Any changes in such systems, devices or web browsers that degrade the functionality of our content or give preferential treatment to competitive content could adversely affect usage of our content.

A majority of our traffic accesses our content and services through mobile devices and, as a result, our ability to grow advertising revenue is increasingly dependent on our ability to generate revenue from content viewed and engaged with on mobile devices. A key element of our strategy is focusing on mobile devices and we expect to continue to devote significant resources to the creation and support of developing new and innovative mobile products, services and apps. We are dependent on the interoperability of our content and our apps with popular mobile operating systems, streaming tools, networks and standards that we do not control, such as the Android and iOS operating systems. Our mobile apps are downloaded from third-party app stores, such as the Apple App Store and Google Play. We may not be successful in maintaining or developing relationships with key participants in the mobile industry or in developing content or apps that operate effectively with these technologies, systems, tools, networks, or standards. Any changes in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that reduce or eliminate our ability to distribute our content or apps, impair access to our content by blocking access through mobile devices, make it hard to readily discover, install, update or access our content and apps on mobile devices, give preferential treatment to competitive, or their own, content or apps, limit our ability to measure the effectiveness of branded content, or charge fees related to the distribution of our content or apps could adversely affect the consumption and monetization of our content on mobile devices. Additionally, if the number of platforms for which we develop our product expands, it will result in an increase in our operating expenses. In the event that it is more difficult to access our content or use our apps and services, particularly on mobile devices, or if our traffic chooses not to access our content or use our apps on their mobile devices or choose to use mobile products that do not offer access to our content or our apps, or if the preferences of our traffic requires us to increase the number of platforms on which our product is made available to our traffic, our traffic growth, engagement, ad targeting and monetization could be harmed and our business and operating results could be adversely affected.

We derive a significant portion of our revenue from advertising products and our relationships with advertising partners.

A significant portion of our revenue is currently generated from third-party advertising. As is common in the industry, our advertisers do not have long-term advertising commitments with us. Many of our advertisers spend only a relatively small portion of their overall advertising budget with us. In addition, many of our advertisers purchase our advertising services through one of several large advertising agency holding companies. Advertisers will not continue to do business with us, or they will reduce the prices they are willing to pay to advertise with us, if we do not deliver ads in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to alternatives.

Further, we need to maintain good relationships with advertisers to provide us with a sufficient inventory of advertisements and offers. Online advertising is an intensely competitive industry. Many large companies, such as Amazon, Facebook and Google, invest significantly in data analytics to make their websites and platforms more attractive to advertisers. In order for our advertising business to continue to succeed, we need to continue to demonstrate the reach of our traffic and the benefit to our advertising partners. Our advertising revenue could be adversely affected by a number of other factors, including:

●	decreases in traffic and engagement with BuzzFeed;
●	inability to demonstrate the value of our content to advertisers and advertising agencies or inability to measure the value of our content in a manner which advertisers and advertising agencies find useful;
●	inability to increase advertiser demand and/or inventory;
●	inability to help advertisers effectively target ads;
●	inability to improve our analytics and measurement solutions that demonstrate the value of our content;
●	the impact of new technologies that could block or obscure the display of or targeting of our content;
●	decreases in the cost per ad engagement;
●	loss of advertising market share to our competitors;
●	need to enter into revenue sharing arrangements or other partnerships with third parties;

●	adverse legal developments relating to advertising or measurement tools related to the effectiveness of advertising, including legislative and regulatory developments impacting branded content, labeling of advertising, privacy and consent requirements related to sharing of personal information and/or litigation related to any of the foregoing;
●	adverse media reports or other negative publicity involving us or the digital media industry as a whole;
●	changes in the way our ad products are priced;
●	bad debts related to trade credit extended to certain advertisers;
●	cancellation of certain pre-paid branded advertising orders; and
●	the impact of macroeconomic conditions and conditions in the advertising industry in general.

If our relationship with any advertising partners terminates for any reason, or if the commercial terms of our relationships are changed or do not continue to be renewed on favorable terms, we would need to qualify new advertising partners, which could negatively impact our revenues, at least in the short term.

If we are unable to compete effectively with our competitors for traffic and advertising spend, our business and operating results could be harmed.

Competition for traffic and engagement with our content, products and services is intense. We compete against many companies to attract and engage traffic, including companies that have greater financial resources and potentially larger user bases, and companies that offer a variety of Internet and mobile device-based content, products and services. As a result, our competitors may acquire and engage traffic at the expense of the growth or engagement of our traffic, which would negatively affect our business. We believe that our ability to compete effectively for traffic depends upon many factors both within and beyond our control, including:

●	the popularity, usefulness and reliability of our content compared to that of our competitors;
●	the timing and market acceptance of our content;
●	the continued expansion and adoption of our content;
●	our ability, and the ability of our competitors, to develop new content and enhancements to existing content;
●	our ability, and the ability of our competitors, to attract, develop and retain influencers and creative talent;
●	the frequency, relative prominence and appeal of the advertising displayed by us or our competitors;
●	changes mandated by, or that we elect to make to address, legislation, regulatory constraints or litigation, including settlements and consent decrees, some of which may have a disproportionate impact on us;
●	our ability to attract, retain and motivate talented employees;
●	the costs of developing and procuring new content, relative to those of our competitors;
●	acquisitions or consolidation within our industry, which may result in more formidable competitors; and
●	our reputation and brand strength relative to our competitors.

We also face significant competition for advertiser spend. We compete against online and mobile businesses and traditional media outlets, such as television, radio and print, for advertising budgets. In determining whether to buy advertising, our advertisers will consider the demand for our content, demographics of our traffic, advertising rates, results observed by advertisers, and alternative advertising options. The increasing number of digital media options available, through social networking tools and news aggregation websites, has expanded consumer choice significantly, resulting in traffic fragmentation and increased competition for advertising. In addition, some of our larger competitors have substantially broader content, product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising budgets. We will need to continue to innovate and improve the monetization capabilities of our websites and our mobile products in order to remain competitive. We believe that our ability to compete effectively for advertiser spend depends upon many factors both within and beyond our control, including:

●	the size and composition of our user base relative to those of our competitors;
●	our ad targeting capabilities, and those of our competitors;
●	our ability, and the ability of our competitors, to adapt our model to the increasing power and significance of influencers to the advertising community;
●	the timing and market acceptance of our advertising content and advertising products, and those of our competitors;
●	our marketing and selling efforts, and those of our competitors;
●	the pricing for our advertising products and services relative to those of our competitors;
●	the return our advertisers receive from our advertising products and services, and those of our competitors; and
●	our reputation and the strength of our brand relative to our competitors.

The levels of our traffic and engagement with our brands and content are critical to our success.

If we fail to increase our traffic, or if traffic engagement or ad engagement declines, our revenue, business and operating results may be harmed. Our financial performance has been and will continue to be significantly determined by our success in increasing traffic and the overall level of engagement with our content as well as increasing the number and quality of ad engagements. We anticipate that our traffic growth rate will slow over time as the level of our traffic increases. To the extent our traffic growth rate slows, our success will become increasingly dependent on our ability to increase levels of ad engagement on BuzzFeed. If people do not perceive our content to be useful, reliable and entertaining, we may not be able to attract traffic or increase the frequency of engagement on our websites and applications and the ads that we display. There is no guarantee that we will not experience a similar erosion of our engagement levels as our traffic growth rate slows.

Further, maintaining and enhancing our brands is an important aspect of our efforts to attract and expand our traffic. Much of our new traffic is referred by our existing traffic. Maintaining and enhancing our brands will depend largely on our ability to continue to provide high-quality, entertaining, useful, reliable, relevant and innovative content, which we may not do successfully. We may introduce new content, products or terms of service or policies that our traffic or advertisers do not like, which may negatively affect our brand. We will also continue to experience media, legislative, and regulatory scrutiny of our content, which may adversely affect our reputation and brands. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. A number of additional factors could potentially negatively affect our traffic growth and engagement, including if:

●	traffic engages with other platforms or content as an alternative to ours;
●	we are unable to convince potential new traffic of the value, usefulness and relevance of our content;
●	there is a decrease in the perceived quality of our content;
●	we fail to introduce new and improved content or services or if we introduce new or improved content or services that are not favorably received or that negatively affect levels of traffic and engagement;
●	our traffic believes that their experience is diminished as a result of the decisions we make with respect to the frequency, relevance and prominence of ads that we display;
●	changes in the third-party platforms on which we rely to deliver a majority of our traffic;

●	technical or other problems prevent us from delivering our content or services in a rapid and reliable manner or otherwise affect the experience of our traffic;
●	we experience service outages, data protection and security issues;
●	our trademarks are exploited by others without permission.
●	there are adverse changes in our content or services that are mandated by, or that we elect to make to address, legislation, regulatory constraints or litigation, including settlements or consent decrees; or
●	we do not maintain our brand image or our reputation is damaged.

Additionally, we receive a high degree of media coverage around the world. Negative publicity about our company, including about our content quality and reliability, changes to our content and services, privacy and security practices, labor relations, litigation, regulatory activity, and traffic experience with our content and services, even if inaccurate, could adversely affect our reputation and the confidence in and the use of our content and services. Such negative publicity could also have an adverse effect on the size, engagement and loyalty of our traffic and result in decreased revenue, which would adversely affect our business and operating results. If we are unable to increase our traffic or engagement, or if they decline, this could result in our content or services being less attractive to potential new traffic, as well as advertisers, which would have a material and adverse impact on our business, financial condition and operating results. Additionally, if we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

Changes to our existing content and services could fail to attract traffic and advertisers or fail to generate revenue.

We may introduce significant changes to our existing content. The success of our new content depends substantially on consumer tastes and preferences that change in often unpredictable ways. If this new content fails to engage traffic and advertisers, we may fail to generate sufficient revenue or operating profit to justify our investments, and our business and operating results could be adversely affected. In addition, we have launched and expect to continue to launch strategic initiatives, which do not directly generate revenue but which we believe will enhance our attractiveness to traffic and advertisers. In the future, we may invest in new content, products services and initiatives to generate revenue, but there is no guarantee these approaches will be successful or that the costs associated with these efforts will not exceed the revenue generated. If our strategic initiatives do not enhance our ability to monetize our existing content or enable us to develop new approaches to monetization, we may not be able to maintain or grow our revenue or recover any associated development costs and our operating results could be adversely affected.

The market for digital advertising for brands is evolving. If this market develops more slowly or differently than we expect, our business, growth prospects and financial condition could be adversely affected.

Our expected growth is tied to an assumption that digital advertising spend will continue to rise. The market for digital advertising is still emerging and advertisers generally devote a smaller portion of their advertising budgets to digital advertising than to traditional advertising methods, such as TV, newspapers, magazines and radio. Our current and potential advertisers may find digital advertising to be less effective than other advertising methods, and they may reduce their spending on digital advertising as a result. The future growth of our business could be constrained by both the level of acceptance and expansion of digital advertising as a format and emerging digital advertising channels, including mobile and social, as well as the continued use and growth of existing channels.

Technology in the media industry continues to evolve rapidly. Advances in technology have led to an increased number of methods for the delivery and consumption of news and other content. These developments are also driving changes in the preferences and expectations of consumers as they seek more control over how they consume content. Changes in technology and consumer behavior pose a number of challenges that could adversely affect our revenues and competitive position. For example, among others:

●	we may be unable to develop new online or digital content and services that consumers find engaging, that work with a variety of operating systems and networks and that achieve a high level of market acceptance;
●	we may introduce new content or services, or make changes to existing content and services, that are not favorably received by consumers;

●	there may be changes in sentiment of our traffic about the quality, usefulness or relevance of our existing content or concerns related to privacy, security or other factors;
●	failure to successfully manage changes implemented by social media platforms, search engines, news aggregators or mobile app stores and device manufacturers, including those affecting how our content and applications are prioritized, displayed and monetized, could affect our business;
●	consumers may increasingly use technology (such as incognito browsing) that decreases our ability to obtain a complete view of the behavior of traffic that engages with our content;
●	we may be unable to maintain or update our technology infrastructure in a way that meets market and consumer demands; and
●	consumption of our content on third-party platforms may lead to limitations on monetization of our content, the loss of control over distribution of our content and of a direct relationship with our audience, and lower audience engagement and subscription rates.

We continue to invest significant resources to mitigate these potential risks and to create content, and build, maintain and evolve our technology infrastructure. These investments may adversely impact our operating results in the near term and there can be no assurance as to our ability to use new and existing technologies to distinguish our content and services from those of our competitors and develop in a timely manner compelling new content and services that engage traffic across platforms. If the market for digital advertising deteriorates, develops more slowly than we expect or the shift from traditional advertising methods to digital advertising does not continue, or there is a reduction in demand for digital advertising caused by weakening economic conditions, decreases in corporate spending, perception that digital advertising is less effective than other media or otherwise, it could reduce demand for our offerings, which could decrease revenue or otherwise adversely affect our business. Further, if we are not successful in responding to changes in technology and consumer behavior, our business, financial condition and prospects may be adversely affected.

We have incurred significant operating losses in the past, and we may not be able to sustain our recent levels of revenue and generate sufficient revenue to achieve or maintain profitability.

We have incurred significant operating losses in the past and, though our revenue has increased substantially over the years, our growth has been uneven and at times revenue growth has been stagnant. We may not be able to sustain levels of revenue or revenue growth consistent with the past, or at all. We expect that our revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business. You should not rely on the levels of revenue or revenue growth of any prior quarterly or annual period as an indication of our future performance. We also expect our costs to increase in future periods as we continue to expend substantial financial resources on, among other things:

●	business development and marketing;
●	technology infrastructure;
●	content creation, and service development and enhancement; and
●	general administration, including legal and accounting expenses.

These investments may not result in increased revenue or growth in our business. If we are unable to maintain adequate levels of revenue or revenue growth, and to manage our expenses, we may continue to incur significant losses in the future and may not be able to maintain profitability. We have encountered in the past, and will encounter in the future, risks, challenges, and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks, challenges, and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our financial condition and operating results could differ materially from our expectations, our growth rates may slow, and our business could be adversely impacted.

Our quarterly financial results have fluctuated in the past and will fluctuate in the future.

Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results. As a result, we cannot rely upon our past quarterly financial results as indicators of future performance. We are subject to the same risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

●	our ability to maintain and grow traffic and engagement;
●	changes made to the social media and other platforms that are important channels of distribution for our content, or changes in the patterns of use of those channels by users;
●	our ability to attract and retain advertisers in a particular period;
●	seasonal fluctuations, our revenue is typically highest in the fourth quarter of the year due to strong advertising spending and consumer spending during this quarter;
●	the number of ads shown to our traffic;
●	the pricing of our advertising products;
●	the diversification and growth of revenue sources beyond current advertising products;
●	the development and introduction of new content, products or services by us or our competitors;
●	increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
●	our ability to maintain gross margins and operating margins; and
●	system failures or breaches of security or privacy.

The loss of key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

We currently depend upon the continued services and performance of our key personnel, most importantly our founder and Chief Executive Officer, Jonah Peretti. We have not entered into any employment agreement or non-competition agreement with Mr. Peretti and his employment with us is at-will. In addition, most of our content is custom-made for our business by our personnel. The loss of key personnel, including members of management as well as key engineering, video, editorial, and sales personnel, could disrupt our operations and have an adverse effect on our business. As we continue to grow, we cannot guarantee we will continue to attract the personnel we need to maintain our competitive position. For example, as a public company, we will need to attract and retain personnel to perform additional functions, characteristic of a public company. As we mature, the incentives to attract, retain, and motivate employees provided by our equity awards or by future arrangements, may not be as effective as in the past. If we do not succeed in effectively attracting, hiring and integrating new talented personnel, or retaining and motivating existing personnel, our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed.

If our security measures are breached, our sites and applications may be perceived as not being secure, traffic and advertisers may curtail or stop viewing our content or using our services, and our business and operating results could be harmed.

Our operations involve the storage and transmission of certain of our traffic’s and advertisers’ personal and proprietary information on our equipment, networks and corporate systems. In addition, we rely on the technology and systems provided by third-party vendors (including cloud-based service providers) for a variety of operations, including encryption and authentication technology, employee email, domain name registration, content delivery to customers, administrative functions (including payroll processing and certain finance and accounting functions) and other operations. Security breaches expose us to a risk of loss of this information, litigation, remediation costs, increased costs for security measures, ransomware, loss of revenue, damage to our reputation, and potential liability. Any systems failure or compromise of our security that results in the unauthorized access to or release of our traffic’s or advertisers’ data, could significantly limit our content delivery and traffic engagement, as well as harm our reputation and brands and, therefore, our business. Our security measures may also be breached due to employee error, malfeasance or otherwise. In addition, hardware, software or applications we procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise network and data security. Additionally, outside parties may attempt to fraudulently induce employees, our traffic or advertisers to disclose sensitive information in order to gain access to our data or our traffic’s or advertisers’ data or accounts, or may otherwise obtain access to such data or accounts. Further, our systems, and those of third parties upon which our business relies, may be vulnerable to interruption or damage that can result from natural disasters or the effects of climate change (such as increased storm severity and flooding), fires, power outages or Internet outages, acts of terrorism or other similar events.

Information security threats are constantly evolving, increasing the difficulty of detecting and successfully defending against them. To date, no incidents have had, either individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If a perceived breach of our security occurs or an actual breach of our security that results in degraded website or app performance, unauthorized access, availability problems, or the loss or unauthorized disclosure of confidential information occurs, the market perception of the effectiveness of our security measures could be harmed, our traffic and advertisers may lose trust and confidence in us or decrease the use of our website, app and services or stop using our services in their entirety; and we may incur significant legal and financial exposure, including legal claims, higher transaction fees and regulatory fines and penalties. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, malware, worms, hacking, physical and electronic break-ins, router disruption, sabotage or espionage, and other disruptions from unauthorized access and tampering, as well as coordinated denial-of-service attacks. We may not be in a position to promptly address attacks or to implement adequate preventative measures if we are unable to immediately detect such attacks. Such events could result in large expenditures to investigate or remediate, to recover data, to repair or replace networks or information systems, including changes to security measures, to deploy additional personnel, to defend litigation or to protect against similar future events, and may cause damage to our reputation or loss of revenue. Any of these actions could have a material and adverse effect on our business, reputation and operating results.

Our business and operating results may be harmed by a disruption in our service, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

Service delays, outages or disruptions, or the loss or compromise of data, could result from a variety of causes, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses, denial of service, fraud or security attacks. In addition, our operations are susceptible to outages and interruptions due to fire, flood, earthquake, tsunami, other natural disasters, power loss, equipment or telecommunications failures, cyber attacks, terrorist attacks, political or social unrest, and other events over which we have little or no control. We do not have multiple site capacity for all of our services and some of our systems are not fully redundant in the event of delays or disruptions to service, so some data or systems may not be fully recoverable after such events.

In addition, we rely on third-party providers over which we have little or no control for our principal Internet connections and co-location of a significant portion of our data servers. Any disruption of the services they provide us or any failure of these third-party providers to handle higher volumes of use could, in turn, cause delays or disruptions in our services and loss of revenue. Accordingly, in the event of a significant issue at the data center supporting most of our network traffic, some of our content and services may become inaccessible to the public or the public may experience difficulties accessing our content and services. Any disruption or failure in our infrastructure, whether resulting from our actions or omissions, or those of third-party providers, could hinder our ability to handle existing or increased traffic on our platform, which could significantly harm our business. As the level of our traffic increases, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, serve and analyze our content. It may become increasingly difficult to maintain and improve the performance of our services, especially during peak usage times, as our services become more complex and our user traffic increases. The systems through which we provide our services are highly technical, complex, and interdependent. Design errors might exist in these systems, or might be introduced when we make modifications, which might cause service malfunctions or require services to be taken offline while corrective responses are developed. If our traffic is unable to access our platform or our content on third-party platforms, or we are not able to make content available rapidly on our platform or on third-party platforms, our traffic may seek other channels to obtain the information, and may not return to our platform or view our content on third-party platforms, or use our platform as often in the future, or at all. This would negatively impact our ability to attract, retain and increase the number and engagement of our traffic, platform partners and advertisers, as well as damage our brands, generate legal costs or liability, and harm our operating result

If we fail to effectively manage our growth, our business and operating results could be harmed.

The growth and expansion of our business creates significant challenges for our management, and for our operational and financial resources. We intend to continue to make substantial investments to expand our operations, engineering, content development, sales and marketing, and general and administrative organizations. We face significant competition for employees from other companies and we may not be able to hire new employees quickly enough to meet our needs. Providing our content, services and features to our traffic and advertisers is costly and we expect our expenses to continue to increase in the future as we broaden our demographic reach and as we develop and implement new features and services that require more infrastructure. Historically, our costs have declined each year as we drove the business to profitability. However, as we continue to expand the business, we will need to invest in our operating expenses, such as our research and development expenses and sales and marketing expenses in order to keep pace with the growth of our business. We expect to continue to invest in our infrastructure in order to enable us to provide our content and services rapidly and reliably around the world, including in countries where we do not expect significant near-term monetization. Continued growth could also strain our ability to develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. In addition, some members of our management team have limited experience managing a large global business operation and may not be able to manage growth effectively. Our expenses may grow faster than our revenue, and our expenses may be greater than we anticipate. As our organization continues to grow, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain certain benefits of our corporate culture, including our ability to quickly develop and launch new and innovative content, services and features. This could negatively affect our business performance.

Acquisitions and investments could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand and grow our business in response to changing technologies, user and advertiser demands, and competitive pressures. In some circumstances, we may determine to expand and grow through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions.

The risks we face in connection with acquisitions include:

●	diversion of management time and focus from operating our business to addressing acquisition integration challenges;
●	coordination of functions;
●	retention of key employees from the acquired company;
●	cultural challenges associated with integrating employees from the acquired company into our organization;
●	integration of the acquired company’s accounting, management information, human resources and other administrative systems and processes;
●	the need to implement or improve controls, procedures and policies at a business that may have lacked effective controls, procedures and policies prior to the acquisition;
●	liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
●	unanticipated write-offs or charges; and
●	litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses or the impairment of goodwill, any of which could harm our financial condition or operating results.

We may not be able to successfully integrate our acquisitions, and we may incur significant costs to integrate and support the companies we acquire.

From time to time, we make acquisitions and investments and may pursue other strategic initiatives, including our recent acquisition of HuffPost and expected acquisition of Complex Networks as part of this Business Combination. In connection with such acquisitions and strategic initiatives, we may incur significant or unanticipated expenses, fail to realize anticipated benefits and synergies, have difficulty incorporating an acquired or new line of business, disrupt relationships with current and new employees, customers and vendors, incur significant debt, or be compelled to delay or not proceed with announced transactions or initiatives. Additionally, federal regulatory agencies such as the FTC or DOJ or international regulators may impose restrictions on the operation of our businesses as a result of our seeking regulatory approvals for any significant acquisitions and strategic initiatives or may dissuade us from pursuing certain transactions. The occurrence of any of these events could have an adverse effect on our business and results of operations.

Further, the integration of acquisitions requires significant time and resources, and we may not manage these processes successfully. Our ability to successfully integrate complex acquisitions is unproven. We continue to make substantial investments of resources to support our acquisitions, which will result in significant ongoing operating expenses and may divert resources and management attention from other areas of our business. We cannot assure you that these investments will be successful. If we fail to successfully integrate the companies we acquire, we may not realize the benefits expected from the transaction and our business may be harmed.

Our international operations are subject to increased challenges and risks.

We have offices around the world and our content is available in multiple languages. Our business and the conduct of our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

●	recruiting, integrating and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;
●	providing our content and operating across a significant distance, in different languages and among different cultures, including the potential need to modify our products, content and services to ensure that they are culturally relevant in different countries;
●	increased competition from local media companies and mobile applications which have expanded and may continue to expand their geographic footprint;
●	differing and potentially lower levels of user growth, user engagement and ad engagement in new and emerging geographic territories;
●	compliance with applicable foreign laws and regulations, including laws and regulations with respect to privacy, consumer protection and media freedom;
●	operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States;
●	compliance with anti-bribery laws including, without limitation, compliance with the Foreign Corrupt Practices Act;
●	currency exchange rate fluctuations;

●	foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;
●	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate;
●	operating through license agreements with third parties managing certain BuzzFeed branded operations outside of the United States; and
●	higher costs of doing business internationally, including increased accounting, travel, infrastructure and legal compliance costs.

If we are unable to manage the complexity of our global operations successfully, our business, financial condition and operating results could be adversely affected.

We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain performance metrics, including Time Spent, which are not independently verified by any third party. Our internal tools have a number of limitations and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. In addition, limitations or errors with respect to how we measure data (or the data that we measure) may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not accurate representations of our business, user base, or traffic levels; if we discover material inaccuracies in our metrics; or if the metrics we rely on to track our performance do not provide an accurate measurement of our business, our reputation may be harmed, we may be subject to legal or regulatory actions, and our operating and financial results could be adversely affected.

Some of our services contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

We use open source software in our products and services and will use open source software in the future. In addition, we contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we may be unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.

Our business depends on continued and unimpeded access to our content and services on the Internet. If we or those who engage with our brands or content experience disruptions in Internet service or if Internet service providers are able to block, degrade or charge for access to our content and services, we could incur additional expenses and the loss of traffic and advertisers.

We depend on the ability of our traffic and advertisers to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of access by our traffic to our content, products or services, which would, in turn, negatively impact our business. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws or practices limiting Internet neutrality, could decrease the demand for, or the usage of, our content, products and services, increase our cost of doing business and adversely affect our operating results. We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity and security to us and our traffic. As the Internet continues to experience growth in the level of traffic, frequency of engagement, and amount of data transmitted, the Internet infrastructure that we and our traffic rely on may be unable to support the demands placed upon it. Failures of the Internet infrastructure that we or our traffic rely on, even for a short period of time, could undermine our operations and harm our operating results.

Legal and Regulatory Risks

Our business is subject to complex and evolving U.S. and foreign laws and regulations. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, temporary or permanent restraining orders and injunctions, increased cost of operations or declines in traffic growth and engagement with our brands and content, or otherwise harm our business.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, rights of publicity, data protection, content regulation, intellectual property (copyright, trademark and patent), libel and defamation, labor and employment, competition, protection of minors, consumer protection, taxation and regulation of controlled substances. Many of these laws and regulations are subject to constant legislative or administrative review and modification. Additionally, many of these laws and regulations are still being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the rapidly evolving industry in which we operate. The introduction of new products or services may subject us to additional laws and regulations. In addition, foreign data protection, privacy, libel and defamation, consumer protection, content regulation and other laws and regulations are often more restrictive than those in the United States. In particular, the European Union and its member states traditionally have taken broader views as to types of data that are subject to privacy, content and data protection, and have imposed greater legal obligations on companies in this regard. A number of proposals are pending before federal, state and foreign legislative and regulatory bodies that could significantly affect our business.

The U.S. government, including the Federal Trade Commission (the “FTC”), and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning user behavior on the Internet, including regulation aimed at restricting certain online tracking and targeted advertising practices. There have been a number of recent legislative proposals in the United States, at both the federal and state level that would impose new obligations in areas such as privacy, consent and data protection. There have also been various Congressional and executive efforts to eliminate or modify Section 230 of the Communications Act of 1934, enacted as part of the Communications Decency Act of 1996. President Biden and many Members of Congress from both parties support reform or repeal of Section 230, so the possibility of Congressional action remains. If Congress revises or repeals Section 230 or the FCC adopts rules, we may no longer be afforded the same level of protection offered by Section 230. This would increase the risks for liability for copyright infringement by third parties faced by internet-based businesses like us that rely on third-party content. Additionally, recent amendments to U.S. patent laws may affect the ability of companies, including us, to defend against claims of patent infringement.

We currently allow use of our website and applications without the collection of extensive personal information, such as age. We may experience additional pressure to expand our collection of personal information in order to comply with new and additional regulatory demands or we may independently decide to do so. Having additional personal information may subject us to additional regulation. Further, it is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new content, products and services, result in negative publicity, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

Additionally, our operations in non-U.S. jurisdictions are in many cases subject to the laws of the jurisdictions in which they operate rather than U.S. law. Laws in some jurisdictions differ in significant respects from those in the U.S. These differences can affect our ability to react to changes in our business, and our rights or ability to enforce rights may be different than would be expected under U.S. law. Moreover, enforcement of laws in some overseas jurisdictions can be inconsistent and unpredictable, which can affect both our ability to enforce our rights and to undertake activities that we believe are beneficial to our business. In addition, the business and political climate in some jurisdictions may encourage corruption, which could reduce our ability to compete successfully in those jurisdictions while remaining in compliance with local laws or U.S. anti-corruption laws applicable to our businesses. As a result, our ability to generate revenue and our expenses in non-U.S. jurisdictions may differ from what would be expected if U.S. law governed these operations.

BuzzFeed and Complex Networks derived less than 0.2% of their combined revenues for the years ended December 31, 2020 and 2019 and the nine months ended September 30, 2021 from advertisements relating to cannabis, related products, which may be considered a controlled substances. Controlled substances are subject to state, federal, and foreign laws and regulations regarding their manufacture, use, sale, importation, exportation and distribution. Among other things, certain controlled substances, including marijuana are regulated under the federal Controlled Substances Act of 1970 (“CSA”) and implementing regulations of the U.S. Drug Enforcement Administration (“DEA”). The cannabis-related advertisements on both BuzzFeed’s and Complex Networks’ platforms were in compliance with state and local laws. However, certain varieties of cannabis continue to be controlled substances under the CSA and BuzzFeed and Complex Networks may not have been in compliance with federal law with respect to such advertisements. Both BuzzFeed’s and Complex Networks’ current advertising practices do not permit advertisements in the United States relating to federally prohibited cannabis-related activities (this does not include advertisements relating to hemp derived products, including Cannabidiol (“CBD”)), which are permitted under federal law on their platforms. However, if the historical activities of BuzzFeed and Complex Networks were to become the subject of enforcement actions and sanctions from the DEA or otherwise arising under federal law, such actions and sanctions may have a negative effect on our business, financial condition, results of operations or reputation.

Further, new laws and regulations, changes in existing laws and regulations or the interpretation of them, our introduction of new content, features and services, or an extension of our business into new areas, could increase our future compliance costs, make our content, features and services less attractive to our traffic or advertisers, or cause us to change or limit our business practices. We may incur substantial expenses to comply with laws and regulations or defend against a claim that we have not complied with them. Further, any failure on our part to comply with any relevant laws or regulations may subject us to significant civil or criminal liabilities, penalties and negative publicity.

Failure to comply with laws and regulations with respect to privacy, data protection and consumer marketing practices, could adversely affect our business.

Our business is subject to various laws and regulations of local and foreign jurisdictions, with respect to privacy and the collection and use of personal data and information, as well as laws and regulations with respect to consumer marketing practices.

Various federal and state laws and regulations, as well as the laws of foreign jurisdictions, govern the processing (including the collection, use, retention and sharing) and security of the data we receive from and about individuals. Failure to protect confidential data, provide individuals with adequate notice of our privacy policies or obtain required valid consent, for example, could subject us to liabilities imposed by these jurisdictions. Existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations, and various federal and state legislative and regulatory bodies, as well as foreign legislative and regulatory bodies, may expand current or enact new laws regarding privacy and data protection. For example, the General Data Protection Regulation, or GDPR, adopted by the European Union imposes more stringent data protection requirements and significant penalties for noncompliance; the California Consumer Privacy Act, (the “CCPA”), creates new data privacy rights; and the European Union’s forthcoming ePrivacy Regulation is expected to impose, with respect to electronic communications, stricter data protection and data processing requirements. We are also subject to the Americans with Disabilities Act, which includes requirements with respect to website accessibility. Additionally, we are subject to the CAN-SPAM Act, the Telephone Consumer Protection Act, and the Video Privacy Protection Act, each of which may place restrictions on how we operate in a manner that adversely affects our business.

Existing and newly adopted laws and regulations with respect to privacy and the collection and use of personal data and information, as well as consumer marketing practices (or new interpretations of such existing laws and regulations) have imposed and may continue to impose obligations that may affect our business, require us to incur increased compliance costs and cause us to further adjust our advertising or marketing practices. Any failure, or perceived failure, by us or the third parties upon which we rely to comply with the laws and regulations relating to privacy, data protection, or consumer marketing practices that govern our business operations, as well as any failure, or perceived failure, by us or the third parties upon which we rely to comply with our own posted policies relating to such matters, could result in claims against us by governmental entities or others, negative publicity and a loss of confidence in us by our traffic and advertisers. Each of these potential consequences could adversely affect our business and results of operations.

From time to time, we may be subject to legal proceedings, regulatory disputes, and governmental investigations that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, financial condition, and operating results.

From time to time, we may be subject to claims, lawsuits (including class actions), government investigations, arbitrations and other proceedings involving competition and antitrust, intellectual property (including copyright, trademark and patent), privacy, defamation, libel and slander, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition. We have faced and will continue to face claims relating to our content that is published or made available through our websites and applications, or through third-party platforms or services. In particular, the nature of our business exposes us to claims related to defamation, intellectual property rights (including copyright, trademark and patent), rights of publicity and privacy and FTC regulation. The outcome of any legal proceeding, regardless of its merits, is inherently uncertain. Pending or future legal proceedings could result in a diversion of management’s attention and resources and reputational harm, and we may be required to incur significant expenses defending against these claims or pursuing claims against third parties to protect our rights. If we do not prevail in litigation, we could incur substantial liabilities. We may also determine in certain instances that a settlement may be a more cost-effective and efficient resolution for a dispute.

Where risk of loss is probable and we can make a reasonable estimate of the liability relating to pending litigation, we record a related liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, because of uncertainties relating to litigation, the amount of our estimates could be wrong as determining reserves for pending legal proceedings is a complex, fact-intensive process that is subject to judgment calls. The results of legal and regulatory proceedings cannot be predicted with certainty. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business. If we incur costs or liability as a result of these events occurring, our business, financial condition and operating results could be adversely affected. Liability may also impact our insurance premiums as well as our ability to obtain or maintain insurance coverage. Further, any adverse determination related to legal proceedings or a settlement agreement could require us to change our technology or our business practices in costly ways, prevent us from offering certain products or services, require us to pay monetary damages, fines, or penalties, or require us to enter into royalty or licensing arrangements, and could adversely affect our operating results and cash flows, harm our reputation, or otherwise negatively impact our business.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our content, services and brand.

Our trade secrets, trademarks, copyrights and other intellectual property rights are important assets for us. We rely on, and expect to continue to rely on, a combination of work for hire, assignment, license and confidentiality agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent laws, to protect our brand and other intellectual property rights. However, these agreements may be breached which could impair or destroy the value of this intellectual property to the company. Moreover, various other events outside of our control pose a threat to our intellectual property rights. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which our content and brands are utilized in commerce. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance our intellectual property rights will be sufficient to protect against others offering products or content that are substantially similar to ours and compete with our business.

We are pursuing registration of trademarks and domain names in the United States and in certain jurisdictions outside of the United States. Effective protection of trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. We may be required to protect our rights in an increasing number of countries, a process that is expensive and may not be successful.

We may be unable to obtain patent or trademark protection for our technologies and brands, and our existing trademarks, and any patents or trademarks that may be issued in the future, may not provide us with competitive advantages or distinguish our products and content from those of our competitors. In addition, any patents and trademarks may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting or otherwise violating them.

Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could harm our business and our ability to compete.

We may become party to intellectual property rights claims that are expensive and time consuming to defend, and, if resolved adversely, could have a significant impact on our business, financial condition or operating results.

From time to time we receive claims from third parties that allege that we have infringed upon their intellectual property rights. Further, from time to time we may introduce new products and services, including in areas where we currently do not operate, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. In addition, some of our agreements with advertisers, platform partners, data partners, and licensees require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Advertisers and platform partners may also discontinue use of our products and services as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business.

Some of our employees are unionized, and our business and results of operations could be adversely affected if labor agreements were to further restrict our ability to maximize the efficiency of our operations.

Approximately 12% of our employees were unionized as a part of NewsGuild, with respect to employees associated with BuzzFeed News or WGA East, with respect to employees associated with HuffPost. As a result, we are required to negotiate the wage, benefits and other terms and conditions of employment with these employees collectively. Our results could be adversely affected if future labor negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations, or if a larger percentage of our workforce were to be unionized. If we are unable to negotiate labor contracts on reasonable terms, or if we were to experience labor unrest or other business interruptions in connection with labor negotiations or otherwise, our ability to produce and deliver our products could be impaired. In addition, our ability to make adjustments to control compensation and benefits costs, change our strategy or otherwise adapt to changing business needs may be limited by the terms and duration of our collective bargaining agreements.

Other Risks Related to Our Business

COVID-19 has caused significant uncertainty and disruption in our business operations. The ongoing effects of the COVID-19 pandemic continue to be unpredictable, and may have an adverse effect on our business, results of operations, and financial condition.

In March 2020, the World Health Organization declared the viral strain of COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. COVID-19 has caused significant uncertainty. Public health problems resulting from COVID-19 and precautionary measures instituted by governments and businesses to mitigate its spread, including travel restrictions and quarantines, could continue to contribute to a general economic slowdown, adversely impact our business partners, and disrupt our operations.

The spread of COVID-19 and the resulting economic contraction has resulted in increased business uncertainty and significantly impacted our business and results of operations, including a decline in advertising spend in the month of March 2020 that continued through the second quarter of 2020, as well as downward pressure on pricing, which was followed by a recovery in the demand for ad impressions during the third quarter of 2020. We also experienced a reduction in content revenue given temporary production shutdowns starting in March 2020 and continuing through the second quarter of 2020. While production has resumed, we are not able to predict whether we will encounter future production delays or shutdowns, or if and to what extent content revenue will continue to be negatively impacted.

Additionally, as a result of the COVID-19 pandemic, in March 2020, we transitioned our entire staff to a remote working environment, which impacts productivity and our business operations. We have had to expend, and expect to continue to expend, resources to respond to the COVID-19 pandemic, including to develop and implement internal policies and procedures and track changes in laws. The remote working environment may also create increased vulnerability to cybersecurity incidents, including breaches of information systems security, which could damage our reputation and commercial relationships. Changes in our operations in response to COVID-19 or employee illnesses resulting from COVID-19 may also result in inefficiencies or delays, and additional costs related to business continuity initiatives, that cannot be fully mitigated through succession and business continuity planning, employees working remotely or using teleconferencing technologies. Any prolonged diversion of resources may have an adverse effect on our operations. Over time, such remote operations may decrease the cohesiveness of our teams and our ability to maintain our culture, both of which are critical to our success. Additionally, a remote working environment may impede our ability to undertake new business projects, foster a creative environment, and hire and retain team members. Such effects may adversely affect the productivity of our team members and overall operations, which could have a material adverse effect on our business, results of operations, financial condition, and future prospects.

The impact of the ongoing COVID-19 pandemic is severe, widespread, and continues to evolve. The extent to which the COVID-19 pandemic will continue to impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time, including:

●	the duration and spread of the pandemic, including any additional resurgences;
●	the timing, distribution and efficacy of COVID-19 vaccines;
●	governmental, business, and individuals’ actions taken in response to the pandemic, including business closures and any shelter in-place guidelines;
●	the impact of the pandemic on national and global economic activity and capital and financial markets, including the possibility of a national or global recession;
●	the impact of the pandemic on the financial circumstances and employment needs of our business partners;
●	other business disruptions that affect our workforce; and
●	actions taken to contain the pandemic or treat its impact.

To the extent the COVID-19 pandemic or a similar public health threat has an impact on our business, results of operations, and financial condition, it is likely also to have the effect of heightening many of the other risks described in this “Risk Factors” section.

In connection with the Business Combination, BuzzFeed has identified material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements and have other adverse consequences. We may also have to address any unremediated material weakness in internal control over financial reporting as the accounting acquirer in the Business Combination.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis. BuzzFeed has identified material weaknesses in its internal control over financial reporting that we are currently working to remediate, which relate to: (a) a lack of formalized internal control and segregation of duties in the financial statement close process; (b) a lack of sufficient levels of staff with public company and technical accounting experience; (c) the lack of a formalized risk assessment process; and (d) selection and development of control activities, including information technology general controls.

Our management has concluded that these material weaknesses in our internal controls over financial reporting were due to the fact that BuzzFeed was a private company with limited resources and did not have the necessary business processes and related internal control formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee its business processes and controls.

Our management has developed a plan to remediate the material weaknesses identified above. The remediation plan includes specific actions for each material weakness and associated deadlines. Regarding the material weakness related to the lack of a formalized risk assessment process, we have completed an initial enterprise risk assessment and continue to design and implement additional risk assessment procedures. Regarding the material weaknesses related to a lack of formalized internal control and segregation of duties, a lack of sufficient levels of staff with public company and technical accounting experience, and selection and development of control activities, including information technology general controls, we have hired additional personnel in accounting and are in the process of hiring further technical accounting and internal controls personnel. We are in the process of identifying and implementing the specific controls to remediate the material weaknesses. The planned completion of the implementation of all controls is anticipated to be prior to the end of 2022. However, the implementation of these initiatives is not complete and may not fully address the material weaknesses in our internal control over financial reporting and we cannot assure you that we will not identify other material weaknesses in future periods. We have expended and expect to continue to expend significant effort and have incurred and expect to continue to incur significant costs for the remediation of our material weaknesses.

If not remediated, these material weaknesses could result in material misstatements to our annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in the delayed filing of required periodic reports.

On April 12, 2021, the Staff of the SEC issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (such statement, the “SEC Statement”). Following issuance of the SEC Statement, 890 concluded that it was not necessary to restate its previously issued audited financial statements as of and for the period ended December 31, 2020. However, as part of such process, 890 identified a material weakness in its internal control over financial reporting. As the accounting acquirer in the Business Combination, we will have to address any unremediated material weakness in internal control over the financial reporting at 890, including this material weakness with respect to accounting for 890’s warrants. See “Risk Factors Relating to 890 and the Business Combination — We have identified a material weakness in our internal control over financial reporting as of March 31, 2021. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.”

If we are unable to assert that our internal control over financial reporting is effective, or if our independent public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of New BuzzFeed common stock and warrants could be adversely affected and we could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Restrictions imposed by our debt facilities could adversely affect our operating flexibility.

●	Our debt facilities limit our ability to, among other things:
●	incur or guarantee additional debt;
●	make certain investments and acquisitions;
●	incur certain liens or permit them to exist;
●	enter into certain types of transactions with affiliates;
●	merge or consolidate with another company; and
●	transfer, sell or otherwise dispose of assets.

Our debt facilities also contain covenants requiring us to maintain certain amounts of unrestricted cash. The provisions in our debt facilities may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. As a result, restrictions in our debt facilities could adversely affect our business, financial condition, and results of operations. In addition, a failure to comply with the provisions of our debt facilities could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of outstanding amounts under our debt facilities is accelerated, our assets may be insufficient to repay such amounts in full, and our stockholders could experience a partial or total loss of their investment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Our Convertible Notes to be issued and outstanding after consummation of the Business Combination may impact our financial results, result in the dilution of our stockholders, create downward pressure on the price of New BuzzFeed Class A common stock, and restrict our ability to raise additional capital or take advantage of future opportunities.

In connection with the Business Combination, 890 entered into the Convertible Note Subscription Agreement, pursuant to which 890 agreed to issue and sell, in private placements to close immediately prior to the consummation of the Business Combination, an aggregate of $150.0 million aggregate principal amount of Convertible Notes. The Convertible Notes will be convertible into shares of New BuzzFeed Class A common stock at an initial conversion price of the lesser of (x) $12.50 and (y) a 25% premium to the lowest per share price at which any equity of 890 is issued prior to the closing of the Business Combination in accordance with the terms thereof and will bear interest at a rate of 7.00% per annum (provided, however, if there is less than $144.0 million in the Trust Account immediately following the closing of the Business Combination, the stated interest rate shall be 8.50% per annum). The sale of the Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of shares of New BuzzFeed Class A common stock into which the Convertible Notes are convertible. If shares of New BuzzFeed Class A common stock are issued to the holders of the Convertible Notes upon conversion, there will be dilution to New BuzzFeed’s stockholders and the market price of New BuzzFeed Class A common stock may decrease due to the additional selling pressure in the market. Any downward pressure on the price of New BuzzFeed Class A common stock caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.

We may not have the ability to raise the funds necessary to settle conversions of the Convertible Notes, repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion, redemption or repurchase of the Convertible Notes.

Holders of the Convertible Notes will have the right under the indenture governing the Convertible Notes to require us to repurchase all or a portion of their Convertible Notes upon the occurrence of a fundamental change before the applicable maturity date at a repurchase price equal to 101% of the principal amount of such Convertible Notes to be repurchased plus any and all interest from, and including, the date on which interest has been paid or duly provided for under the indenture to, but excluding, the maturity date. Moreover, we will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted, redeemed or repurchased. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of such Convertible Notes surrendered or pay cash with respect to such Convertible Notes being converted.

In addition, our ability to repurchase, redeem or to pay cash upon conversion of Convertible Notes may be limited by law, regulatory authority, or agreements governing our future indebtedness. Our failure to repurchase the Convertible Notes at a time when the repurchase is required by the indenture or to pay cash upon conversion of such Convertible Notes as required by the indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the interest on such indebtedness and repurchase the Convertible Notes or to pay cash upon conversion of the Convertible Notes.

We may still incur substantially more debt or take other actions that would diminish our ability to make payments on the Convertible Notes when due.

We and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments. Upon consummation of the Business Combination, pursuant to the Convertible Note Subscription Agreement, we will be subject to certain restrictions under the terms of the indenture governing the Convertible Notes, including limitations regarding incurring future indebtedness, subject to specific allowances in the indenture. However, we will not be restricted from recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture that could have the effect of diminishing our ability to make payments on the Convertible Notes when due.

We may require additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing to operate or grow our business. Our ability to obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors, and we do not know whether additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, those securities may have rights, preferences or privileges senior to the rights of our existing preferred and common stock, and our existing stockholders will experience dilution. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation or growth of our business could be significantly impaired and our operating results may be harmed.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage could have a material adverse impact on our business, operating results, and financial condition. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems in our cloud infrastructure could result in lengthy interruptions in our services. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We have implemented a disaster recovery program for a subset of our properties, which allows us to serve static content or switch content delivery networks in the event of a catastrophe. Further, a portion of our employees are journalists, who may face heightened dangers during such catastrophes, particularly when reporting in high-risk environments and any failure on our part to mitigate such risks could cause us reputational harm and adversely impact our business, financial condition and operating results. Although the program is functional, our properties will have degraded experiences including a period of time that our products or services, or certain of our products or services, will remain inaccessible or people may experience severe issues accessing our products and services. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, financial condition and operating results.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, we had accumulated $277 million and $8.9 million of federal and state net operating loss carryforwards, or NOLs, respectively, available to reduce future taxable income, some of which will begin to expire in 2037 for federal and 2025 for state tax purposes. It is possible that we will not generate sufficient taxable income in time to use NOLs before their expiration, or at all. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5 percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future.

Under the Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but net operating losses arising in taxable years beginning after December 31, 2020 may not be carried back. Additionally, under the Tax Act, as modified by the CARES Act, net operating losses from tax years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020, but the 80% limitation on the use of net operating losses from tax years that began after December 31, 2017 does not apply for taxable income in tax years beginning before January 1, 2021. NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As we maintain a full valuation allowance against our U.S. NOLs, these changes will not impact our balance sheet as of December 31, 2019. However, in future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward and carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2019.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs and tax credits by certain jurisdictions, including in order to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect, or other unforeseen reasons, our existing NOLs and tax credits could expire or otherwise be unavailable to offset future income tax liabilities. A temporary suspension of the use of certain NOLs and tax credits has been enacted in California, and other states may enact suspensions as well. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs and tax credits.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

890

890 is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information regarding 890, see the section entitled “Other Information Related to 890” beginning on page 154.

Merger Sub

Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of 890, which was formed to consummate the Business Combination. In the Business Combination, Merger Sub will merge with and into BuzzFeed, with BuzzFeed continuing as the surviving entity. Merger Sub does not own any material assets or operate any business.

Merger Sub II

Merger Sub II, a Delaware corporation, is a wholly-owned subsidiary of 890, which was formed by 890 to consummate the Business Combination. In the Business Combination, BuzzFeed will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company. Merger Sub II does not own any material assets or operate any business.

BuzzFeed

BuzzFeed, Inc., a Delaware corporation, is a global digital media company with a portfolio of well-known brands with massive reach, engagement and distribution, and leveraging data and innovation to reach hundreds of millions of people worldwide. BuzzFeed is more than “just a business.” Its mission is to maximize the company’s cultural impact by spreading joy and truth. BuzzFeed is building a stronger company by attracting talent, audiences, and business partners who want to move culture, society, and its industry forward.

Complex Networks

Complex Networks is a global youth entertainment network spanning major pop culture categories including streetwear and style, food, music, sneakers and sports. Complex Networks is diversified around three pillars: advertising, e-commerce, and content where it creates and distributes original programming for Gen Z and Millennial audiences through premium distributors such as Netflix, Hulu, Turner, Corus, Facebook, Snap, YouTube, Roku and more. Additionally, Complex Networks generates revenue through a number of core business lines, including branded content and advertising, licensing, events, e-commerce, and agency consulting services.

THE SPECIAL MEETING

Overview

This proxy statement/prospectus is being provided to 890 stockholders as part of a solicitation of proxies by the 890 Board for use at the Special Meeting to be convened on     , 2021 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to 890 stockholders on or about        , 2021. In addition, this proxy statement/prospectus constitutes a prospectus for New BuzzFeed in connection with the issuance by New BuzzFeed of common stock to be delivered to BuzzFeed’s stockholders in connection with the Business Combination.

Date, Time and Place of the Special Meeting

The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at            , New York City time, on           , 2021, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. Stockholders may attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the special meeting by visiting           and entering your 16-digit control number, which is either included on the proxy card you received or obtained through Broadridge Financial Solutions. Because the special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Proposals

At the Special Meeting, 890 stockholders will vote upon:

●	the Business Combination Proposal;
●	the Organizational Documents Proposal;
●	the Advisory Charter Amendment Proposals;
●	the Stock Issuance Proposal;
●	the Incentive Plan Proposal;
●	the Director Election Proposal;
●	the Employee Stock Purchase Plan Proposal; and
●	the Adjournment Proposal.

THE 890 BOARD HAS DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE 890 STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.

Record Date; Outstanding Shares; Shares Entitled to Vote

890 has fixed the close of business on         , 2021 as the “record date” for determining 890 stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on         , 2021, there were         890 Shares outstanding and entitled to vote. Each 890 Share is entitled to one vote per share at the Special Meeting.

Quorum

A quorum of 890 stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of 890 Shares are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Vote Required and 890 Board Recommendation

The Business Combination Proposal

890 stockholders are being asked to consider and vote on a proposal to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Business Combination Proposal. The Business Combination cannot be completed unless the Business Combination Proposal is adopted by the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. 890 stockholders of the Class A common stock and Stockholders of the Class F common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law.

THE 890 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

The Organizational Documents Proposal

Approval of the Organizational Documents Proposal requires the affirmative vote of a majority of the outstanding 890 Shares, voting together as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” the Organizational Documents Proposal.

THE 890 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The Stock Issuance Proposal

Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Stock Issuance Proposal.

THE 890 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

The Director Election Proposal

Approval of the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Director Election Proposal.

THE 890 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL.

The Incentive Plan Proposal

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Incentive Plan Proposal.

THE 890 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

The Employee Stock Purchase Plan Proposal

Approval of the Employee Stock Purchase Plan Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Employee Stock Purchase Plan Proposal.

THE 890 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

Adjournment Proposal

If the chairman of the Special Meeting does not adjourn the Special Meeting, 890 stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to 890 stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if 890 reasonably determines that it is advisable or necessary to do so in order to obtain 890 stockholder approval for the Merger Agreement and thereby approval of the Business Combination.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Adjournment Proposal.

THE 890 BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

Voting Your Shares

890 stockholders may vote electronically at the Special Meeting by visitingor by proxy. 890 recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.

If your 890 Shares are owned directly in your name with our Transfer Agent, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”

If you are an 890 Stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination, and the other proposals presented at the Special Meeting.

Your shares will be counted for purposes of determining a quorum if you vote:

●	by submitting a properly executed proxy card or voting instruction form by mail; or
●	electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.

Voting Shares Held in Street Name

If your 890 Shares are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. In most cases you may do this by telephone or over the Internet as instructed. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your 890 Shares, so you should carefully read the materials provided to you by your broker, bank or other nominee or intermediary.

If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.

Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of 890 Shares held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting.

Revoking Your Proxy

If you are an 890 Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:

●	timely delivering a written revocation letter to the Corporate Secretary of 890;
●	signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or
●	attending the Special Meeting and voting electronically by visiting the website established for that purpose at and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) 890 Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Share Ownership and Voting by 890’s Officers and Directors

As of the record date, the 890 directors and officers and their affiliates had the right to vote 890 Shares, representing approximately 20% of the 890 Shares then outstanding and entitled to vote at the meeting. 890’s initial stockholders (consisting of the Sponsor and 890’s executive officers and independent director nominees) and its directors at the time of its IPO have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal, and we expect them to vote “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Director Election Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Employee Stock Purchase Plan Proposal, and “FOR” the approval of the Adjournment Proposal.

Redemption Rights

Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

890’s initial stockholders will not have redemption rights with respect to any 890 Shares owned by them, directly or indirectly.

You will be entitled to receive cash for any public shares to be redeemed only if you:

●	(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares; and
●	prior to , New York City time, on , 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that 890 redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through the Transfer Agent.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their public shares.

Holders of units must elect to separate the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and Public Warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so.

Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with 890’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that 890 instruct the Transfer Agent to return the certificate (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, 890 will promptly return any public shares previously delivered by public holders.

For illustrative purposes, the cash held in the Trust Account on January 14, 2021 was $287,500,000 or $10.00 per Unit. Prior to exercising redemption rights, public stockholders should verify the market price of 890 Shares as they may receive higher proceeds from the sale of their 890 Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. 890 cannot assure its stockholders that they will be able to sell their 890 Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your 890 Shares (either physically or electronically) to the Transfer Agent, in each case prior to       , New York City time, on       , 2021, the deadline for submitting redemption requests, and the Business Combination is consummated.

Immediately following the Closing, New BuzzFeed will pay public stockholders who properly exercised their redemption rights in respect of their public shares.

Appraisal Rights

Neither 890 stockholders nor 890 warrant holders have appraisal rights in connection with the Business Combination under the DGCL.

Potential Purchases of Shares and/or Public Warrants

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding 890 or its securities, the Initial Stockholders, New BuzzFeed and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire 890 Shares or vote their 890 Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii)(A) 890 satisfies BuzzFeed’s Required Funds, and (B) following payment of the aggregate amount of cash proceeds required to satisfy any redemption of public shares, BuzzFeed Transaction Costs and 890 Transaction Costs, the obligation to pay the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) in accordance with the terms of the C Acquisition Purchase Agreement is satisfied. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.

Costs of Solicitation

890 will bear the cost of soliciting proxies from 890 stockholders.

890 will solicit proxies by mail. In addition, the directors, officers and employees of 890 may solicit proxies from 890 stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. 890 will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of 890 Shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

890 has engaged a professional proxy solicitation firm, D.F. King, to assist in soliciting proxies for the Special Meeting. 890 has agreed to pay D.F. King a fee of $20,000, plus disbursements. 890 will reimburse D.F. King for reasonable out-of-pocket expenses and will indemnify D.F. King and its affiliates against certain claims, liabilities, losses, damages and expenses. 890 will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. 890’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Other Business

890 is not aware of any other business to be acted upon at the Special Meeting. If, however other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the 890 Board may recommend.

Attendance

Only 890 stockholders on the record date or persons holding a written proxy for any stockholder or account of 890 as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. If you hold your 890 Shares in your name as a stockholder of record and you wish to attend the Special Meeting, please visit          and enter the control number found on your proxy card. If your 890 Shares are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact D.F. King, the proxy solicitation agent for 890, by calling (877) 732-3618, or banks and brokers can call collect at (212) 269-5550, or by emailing 890@dfking.com.

THE BUSINESS COMBINATION PROPOSAL

The 890 stockholders are being asked to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination. All 890 stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to carefully read the Merger Agreement in its entirety before voting on this proposal.

890 may consummate the Business Combination only if all of the condition precedent proposals are approved by the 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.

Background of the Business Combination

The terms of the Business Combination are the result of negotiations between the representatives of 890 and BuzzFeed. The following is a brief description of the background of these negotiations and the resulting Business Combination.

890 is a blank check company incorporated in Delaware on September 9, 2020, and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. 890’s intention was to capitalize on the substantial deal sourcing, investing, and operating expertise of 890’s management team to identify and combine with one or more businesses with high growth potential.

On January 11, 2021, 890 consummated, and on January 14, 2021, closed its IPO of 28,750,000 units, with each unit consisting of one share of 890 Class A common stock and one-third of one warrant, generating gross proceeds of $287.5 million. Prior to the consummation of the IPO, our Initial Stockholders purchased 7,187,500 founder shares for an aggregate purchase price of $25,000, or $0.003 per share. Simultaneously with the consummation of the IPO, 890 consummated the private sale of 777,500 Private Placement Units to the Founders, consisting of one share of 890 Class A common stock and one-third of one redeemable warrant, each whole warrant (or Private Placement Warrant) exercisable to purchase one share of 890 Class A common stock, at a price of $10.00 per Private Placement Unit. Each Private Placement Warrant entitles the holder to purchase one share of 890 Class A common stock at an exercise price of $11.50 per share, generating gross proceeds of approximately $7.775 million.

Prior to the consummation of the IPO, neither 890, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with 890.

After the closing of the IPO, 890’s officers and directors commenced an active search for prospective businesses or assets to acquire in 890’s initial business combination. Representatives of 890 were contacted by, and representatives of 890 contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. 890’s officers and directors and their affiliates also brought to 890’s attention target business candidates.

We used the following general criteria and guidelines in identifying and evaluating prospective target businesses.

●	Business with Significant Revenue and Earnings Growth Potential. We sought to acquire one or more businesses that we believe will have multiple organic and M&A-driven growth opportunities over time. We searched for attractive, growth-oriented businesses that exhibit sound, underlying fundamentals as well as demonstrated revenue growth and a clear path to profitability.
●	Targets That Can Benefit from our Management Team’s Relationships and Experience. We sought to capitalize on our management team’s domain expertise acquired through decades of strategic deal-making across various industries. We believe our management’s deep network of CEO-level and other C-suite/board relationships in addition to pre-eminent private and public market investors gave us a number of competitive advantages and would present us with a substantial number of potential business combination targets, particularly in the aforementioned industries.
●	Companies with Potential to Benefit from Digital Disruption. We sought to acquire one or more businesses which currently, or have the potential to, benefit from digital disruption, or a disruption of the traditional business model.
●	High-Growth Markets. We sought out opportunities in higher-growth sectors in the United States as well as in selected developed and emerging international markets.

These criteria were not intended to be exhaustive. The evaluation relating to the merits of a particular target company or a particular initial business combination may have been based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may have deemed relevant.

From the closing of the IPO through the signing of the letter of intent and term sheet with BuzzFeed on February 26, 2021, as amended on March 27, 2021, 890 identified and evaluated over 176 potential transactions (“Initial Targets”), substantially all with potential targets in the health/wellness/lifestyle, media/sports/entertainment, digital/media/consumer technology, and mobile/gaming/interactive entertainment industries. Based on 890’s initial screening efforts and selection criteria, 890 identified and further evaluated 47 high priority potential targets (“Day 1 Targets”). The companies that were denoted Day 1 Targets by 890 occurred at the meeting of 890’s Management Team, Board of Directors and Board of Advisors on January 5, 2021. Additional unsolicited prospective targets were brought to the attention of 890 through third-party outreach (“Inbound Opportunities”). As a result of the outreach conducted by 890, as well as additional unsolicited Inbound Opportunities brought to 890’s attention, 890 engaged in substantive discussions and management meetings with 39 potential target companies (“Management Meetings”). Through these conversations, 890 reviewed, negotiated and/or entered into 13 non-disclosure agreements with prospective target companies (“NDA Targets”).

Through these conversations, 890 identified 5 companies that were considered high priority targets (“Active Targets”), including BuzzFeed, after initially eliminating those companies that were likely too small, or not in a position to pursue a proposed business combination transaction. The decision not to pursue the other Active Targets was generally as a result of 890’s determination that each business was not as attractive of a target, due to one or more of a number of important factors, including an evaluation of business prospects based on material non-public information made available to 890, strategy differences that became evident through Management Meetings, the inability to forge an effective working relationship with the relevant management teams, perception of financial performance in light of deeper analysis, structure and valuation differences that emerged in discussion with targets, and in certain cases, unavailability of relevant audited financial statements.

As a result, 890 entered into and/or discussed term sheets or letters of intent with 1 of the Active Targets under consideration for a potential business combination targets, in addition to BuzzFeed, a mobile gaming platform company (the “Target Candidate”), in conjunction with a simultaneous acquisition of an additional mobile gaming platform (the “Target Subsidiary Candidate”) which was a subsidiary of an existing entity (the “Gaming Subsidiary Parent”).

On January 12, 2021, Mr. Greg Coleman, Advisor to 890, initiated conversations with Mr. Jonah Peretti, Founder, Chief Executive Officer, and Director of BuzzFeed to inquire about 890’s potential interest in a business combination with BuzzFeed. Mr. Peretti and Mr. Coleman had known one another through prior business dealings. Mr. Peretti informed Mr. Coleman that BuzzFeed was evaluating alternatives to accessing the public markets, including through a SPAC business combination. In this initial exchange, Mr. Coleman provided Mr. Peretti with a detailed description of 890’s executive team, directors and advisors, and the SPAC’s specific focus on the digital media and entertainment industries. Mr. Peretti indicated that BuzzFeed would be interested in exploring a potential business combination with 890 and asked Mr. Coleman to make formal introductions via email.

Also on January 12, 2021, Mr. Coleman introduced Mr. Peretti to Mr. Adam Rothstein, Executive Chairman & Director of 890, and Mrs. Linda Yaccarino, Director of 890, via email. Mr. Peretti had known Mrs. Yaccarino through prior business dealings. In this exchange, Mr. Peretti agreed to schedule introductory and exploratory telephone conversations with 890, and to introduce the BofA Securities, Inc. (“BofA”) investment banking team serving as BuzzFeed’s financial advisors. Subsequently, representatives from BofA provided, via email, a form of non-disclosure agreement for review by 890, and an initial presentation on BuzzFeed.

On January 14, 2021, representatives from 890’s legal advisors BraunHagey & Borden LLP, (“BH”) distributed an updated non-disclosure agreement, via email, to BofA.

Also on January 14, 2021, Mr. Rothstein, Mr. Emiliano Calemzuk, Chief Executive Officer & Director of 890, Mr. Michael Del Nin, Chief Financial Officer & Chief Operating Officer of 890, and Mr. Chris Buffone, Principal of 890, held an introductory conversation via video teleconference, with representatives from BH, and BofA regarding BuzzFeed. In this meeting, 890 and BofA discussed the ongoing changes to the non-disclosure agreement. At the end of the conversation, the parties agreed to finalize the form non-disclosure agreement and schedule a Management Meeting with BuzzFeed.

On January 15, 2021, a representative of the Target Candidate sent an unsolicited email to 890 after becoming aware of 890’s IPO. In this initial email exchange, Target Candidate outlined their interest in exploring a potential business combination transaction with 890. 890 subsequently agreed to hold introductory conversations with Target Candidate and arranged for a discussion in the coming days.

On January 19, 2021, 890 and BuzzFeed entered into a non-disclosure agreement in connection with the consideration of a possible business combination transaction.

Also on January 19, 2021, 890 held an introductory management meeting with representatives from BuzzFeed including Mr. Peretti, Ms. Felicia DellaFortuna, Chief Financial Officer of BuzzFeed, and representatives from BofA, via video teleconference. In this conversation, representatives from BuzzFeed provided descriptions of BuzzFeed’s historical financial performance and plans for future growth. After the video-teleconference, BofA provided 890 with access to BuzzFeed’s Virtual Data Room (“VDR”) hosted on Intralinks Exchange. Through the information provided in the VDR, 890 began additional financial and legal due diligence on BuzzFeed.

On January 20, 2021, 890 held a telephonic conversation with representatives of Gaming Subsidiary Parent, regarding a potential business combination transaction with the Target Subsidiary Candidate. In this conversation, representatives of Gaming Subsidiary Parent indicated that the subsidiary in question was engaged in a potential merger process to an undisclosed buyer.

Also on January 20, 2021, Gaming Subsidiary Parent, introduced via email, additional executives of Target Subsidiary Candidate, and investment banking representatives of both the Target Candidate and Target Subsidiary Candidate (“Banking Representatives”), who were serving as the financial advisors to assist in the proposed business combination transaction.

Also on January 20, 2021, 890 held an introductory conversation via video-teleconference, with members of Banking Representatives regarding the proposed transaction with the Target Subsidiary Candidate. In this conversation, Banking Representatives disclosed the proposed merger transaction between Target Candidate and Target Subsidiary Candidate, and the advisory role of Banking Representatives. Banking Representatives expressed the interest of Target Candidate and Target Subsidiary Candidate to explore a potential business combination transaction with 890 and agreed to exchange form non-disclosure agreements via email.

Also on January 20, 2021, 890 distributed via email, a form non-disclosure agreement to Banking Representatives in conjunction with the ongoing conversations with Target Candidate and Target Subsidiary Candidate. Subsequently, Banking Representatives indicated they would review the non-disclosure agreement and return an executed copy of the document ahead of additional conversations.

On January 25, 2021, 890 sent to BofA via email, a list of diligence questions and topics for discussion ahead of an additional meeting with BuzzFeed.

On January 26, 2021, 890, Target Candidate and Target Subsidiary Candidate entered into a form non-disclosure agreement in connection with the consideration of a proposed business combination transaction.

Also on January 26, 2021, 890, Target Candidate and Target Subsidiary Candidate held a video-teleconference with Banking Representatives. In this conversation, a detailed discussion regarding the ongoing prospective merger between Target Candidate and Target Subsidiary Candidate ensued, with 890 asking detailed questions regarding the financial history and projected financial performance of the target companies in question.

On January 27, 2021, 890 alongside Advisors Mr. Coleman and Mr. John Kosner, Advisor to 890, held a video-teleconference with Mr. Peretti and Ms. DellaFortuna of BuzzFeed, and representatives from BofA. During this discussion, Mr. Peretti and Ms. DellaFortuna provided additional information regarding the historical financial performance of BuzzFeed.

Also on January 27, 2021, 890, alongside Advisors Mr. Andy Kleinman and Mr. Rob Dyer (Advisor, 890) received access to the Target Candidate and Target Subsidiary Candidate virtual data room, hosted on Intralinks exchange. Through information accessed in this virtual data room, 890 began conducting due diligence analysis on the proposed targets, for the potential business combination transaction.

Also on January 27, 2021, 890 held a telephonic conversation with representatives of Target Candidate, discussing matters related to the proposed business combination transaction. During this conversation, 890 and Target Candidate discussed valuation and transaction structure of the proposed business combination transaction.

On January 29, 2021, Mr. Kleinman as a representative of 890, held a telephonic conversation with Target Candidate. Mr. Kleinman has a familiar relationship with the executives of Target Candidate, as a result of prior business dealings. In this discussion, Target Candidate provided descriptions of their historical financial performance and projected future growth. Subsequently because of this conversation, 890 and Target Candidate agreed to hold additional discussions in the coming days to further consider the proposed business combination transaction.

On January 31, 2021, 890 held a telephonic conversation with Target Candidate, discussing the further exploration of a potential business combination transaction, and outlining a proposed timeline for continued discussions.

On February 5, 2021, after reviewing the material non-public information provided in the Target Candidate and Target Subsidiary Candidate virtual data room, Mr. Buffone exchanged via email, a supplementary list of follow up diligence questions and information requests to Target Candidate and Banking Representatives. In this email exchange, a supplementary video-teleconference was scheduled for 890 and Target Candidate in the coming days.

On February 7, 2021, a representative of BofA, held a discussion via telephone with Mr. Del Nin, regarding the ongoing discussions between 890 and BuzzFeed. In this conversation, the representative of BofA disclosed that BuzzFeed had previously identified and was in discussions and negotiations with an acquisition target, which would be of interest to 890. As a result of this conversation, 890 and BofA agreed to schedule an additional video-teleconference between 890 and BuzzFeed.

On February 8, 2021, 890, Target Candidate, and Banking Representatives conducted, via video-teleconference, a comprehensive diligence discussion during which 890 presented numerous questions relating to the historical financial performance of the target in question. Additionally, and as a result of these conversations, 890 and Target Candidate agreed to continue conversations around a potential business combination transaction and agreed to exchange a letter of intent in the coming days.

Also on February 8, 2021, the 890 Management Team held an additional discussion with representatives of BofA. In this discussion, 890 became aware of the proposed acquisition target identified by BuzzFeed, on a no-name basis. Subsequently, 890 agreed to execute an additional non-disclosure agreement acknowledgement with BuzzFeed, to receive access to additional business and financial information on the un-identified target.

On February 9, 2021, the 890 Management Team, held an internal discussion, via video-teleconference, with all representatives of the Board of Directors and Board of Advisors. All members were present, and able to hear and be heard by all participants. Subsequently, Mr. Rothstein informed the directors of the ongoing discussions with Target Candidate and the proposed business combination. Questions were asked and answered, and a detailed discussion ensued. Mr. Rothstein requested approval from all directors for the engagement and drafting of a letter of intent to Mobile Gaming Company, which was subsequently unanimously approved. The directors directed the 890 Management Team to draft and negotiate such Letter of Intent.

On February 9, 2021, 890 received via email, a draft letter of intent from Banking Representatives on behalf of Target Candidate. Subsequently, 890 confirmed via email, the receipt of the draft letter of intent.

Also on February 9, 2021, 890 and representatives of Target Candidate and Banking Representatives held a video-teleconference, during which 890 discussed the draft letter of intent received earlier that day. After these conversations, 890 and Target Candidate agreed to continue conversations and revisions to the draft letter of intent.

On February 10, 2021, the 890 Management Team through legal representatives at BH, executed an additional non-disclosure agreement with BuzzFeed. In executing this non-disclosure agreement, BuzzFeed subsequently provided additional material non-public, confidential information regarding BuzzFeed’s ongoing discussions with a potential acquisition target, identified as Complex Networks.

Also on February 10, 2021, 890 and Banking Representatives held a video-teleconference, to discuss the draft letter of intent for the proposed business combination transaction with Target Candidate and Target Subsidiary Candidate. During this conversation, 890 and Banking Representatives reviewed and discussed proposed terms of the potential business combination transaction and agreed to continue discussions.

Also on February 10, 2021, 890 held a telephonic conversation with representatives from Target Candidate, during which 890 discussed the draft letter of intent, and the proposed transaction structure.

On February 11, 2021, the 890 Management Team received from BofA, material non-public information on Complex Networks, as a potential acquisition candidate identified by BuzzFeed.

Also on February 11, 2021, 890 and Cowen, Target Candidate and Banking Representatives, held a video-teleconference to review the ongoing draft of the letter of intent.

On February 14, 2021, Mr. Del Nin and Mr. Rothstein held an additional conversation with a representative of BofA, regarding the ongoing financial due diligence being conducted by 890. In this discussion, 890 and BofA agreed to hold an additional discussion the following day.

Also on February 14, 2021, BH distributed via email, and updated draft of the letter of intent on behalf of 890. The document was distributed to representatives from 890, Cowen, Target Candidate, and Banking Representatives. Subsequently, Raine recognized receipt of the updated draft of the letter of intent and indicated it would be further reviewed.

Also on February 14, 2021, 890 and Target Candidate held discussions via video-teleconference relating to the ongoing draft letter of intent, and the proposed transaction structure.

On February 15, 2021, the 890 Management Team alongside representatives of BofA held an additional discussion via telephone, regarding the timeline of the proposed business combination of 890 and BuzzFeed. In this conversation, 890 requested additional material non-public information on BuzzFeed and Complex Networks. In this discussion, BofA indicated that BuzzFeed had received additional letters of intent but remained interested in the proposed business combination with 890. Subsequently, BofA agreed to provide additional non-public information on Complex Networks and BuzzFeed and agreed to arrange a follow up discussion between 890 and BuzzFeed management.

On February 16, 2021, representatives from BofA provided 890 with additional non-public confidential information on Complex Networks and BuzzFeed.

Also on February 16, 2021, the 890 Management Team held via video teleconference a conversation with Mr. Peretti and Ms. DellaFortuna of BuzzFeed, alongside representatives from BofA. In this discussion, BuzzFeed provided additional information on the proposed acquisition of Complex Networks, including the proposed valuation, and strategic and financial rationale behind the acquisition. Subsequently, the 890 team requested an introduction to Complex Networks’ management team, which BuzzFeed agreed to.

On February 17, 2021, Banking Representatives distributed via email, an updated draft of the proposed letter of intent, to 890, BH, Cowen and Target Candidate. The updated draft was reflective of previous conversations between 890 and Target Candidate and was subject to continued review and discussion.

Also on February 17, 2021, Mr. Rothstein held a telephonic conversation with representatives from Target Candidate, during which they discussed the draft letter of intent, and proposed structure of the potential business combination transaction. As a result of these calls, 890 and Target Candidate agreed to have additional conversations in the coming days to further review the draft letter of intent.

On February 18, 2021, the 890 Management Team alongside BuzzFeed, and representatives from BofA, held via video-teleconference, a conversation with Complex Media’s management, including Rich Antoniello (Chief Executive Officer & Founder). In this discussion, Complex Networks provided additional material non-public information on their historical financial performance, and projected future financial performance. Mr. Peretti of BuzzFeed additionally provided his opinion regarding the strategic rationale behind the proposed acquisition of Complex Networks by BuzzFeed. Subsequently, 890 indicated they would utilize the coming days to further evaluate the proposed business combination and determine appropriate next steps.

Also on February 18, 2021, 890 and Target Candidate held an additional video-teleconference discussion to further review the ongoing negotiations of the draft letter of intent.

On February 19, 2021, Mr. Rothstein and Mr. Peretti held a telephonic conversation regarding the ongoing discussions between 890 and BuzzFeed. During this call, Mr. Peretti reiterated BuzzFeed’s interest in the continued conversations with 890. Subsequently, Mr. Rothstein disclosed the upcoming meeting between the 890 Management Team, Board of Directors, and Board of Advisors in the coming days, where the proposed business combination with BuzzFeed would be discussed in detail.

Also on February 19, 2021, Cowen distributed via email an updated draft letter of intent, to 890, BH, Target Candidate, and Banking Representatives. The updated draft was reflective of previous conversations between 890 and Target Candidate and was subject to continued review and discussion.

On February 21, 2021, the 890 Management Team, held an internal discussion, via video-teleconference, with all representatives of the Board of Directors and Board of Advisors. After all members were present, and able to hear and be heard by all participants, Mr. David Bank (Director, 890) and Mrs. Yaccarino (Director, 890) recused themselves from the meeting. Subsequently, Mr. Rothstein informed the directors of the ongoing discussions with BuzzFeed and the proposed business combination. Questions were asked and answered, and a detailed discussion ensued. Mr. Rothstein requested approval from all directors for the submission of a letter of intent to BuzzFeed, which was subsequently unanimously approved. The directors directed the 890 Management Team to draft and negotiate such Letter of Intent.

Also on February 21, 2021, Mr. Rothstein and Mr. Peretti held a telephonic conversation regarding the ongoing discussions between 890 and BuzzFeed. Subsequently, Mr. Rothstein informed Mr. Peretti on the planned submission of a Letter of Intent in the coming days.

Also on February 21, 2021, Mr. Rothstein and Ms. DellaFortuna held a telephonic conversation during which Mr. Rothstein asked additional questions regarding BuzzFeed’s historical and projected financial performance.

On February 22, 2021, 890 sent BuzzFeed, via email, a Letter of Intent, outlining the proposed business combination between 890 and BuzzFeed. BuzzFeed acknowledged receipt of the letter of intent and indicated that representatives of BuzzFeed and BofA would return additional comments in the coming days.

Also on February 22, 2021, 890 and representatives from BofA held a telephonic conversation to discuss the proposed business combination between 890 and BuzzFeed. After the discussion, representatives from BofA sent 890, via email, additional diligence and financial information on BuzzFeed, which was subsequently added to the VDR.

Also on February 22, 2021, Mr. Rothstein and Mr. Peretti held a telephonic conversation, during which Mr. Peretti requested gathering all representatives of BuzzFeed and 890 to review and discuss the letter of intent. Mr. Rothstein subsequently coordinated a follow up discussion with members of 890, BuzzFeed, BH, BofA, Cowen, and Fenwick & West LLP, counsel to BuzzFeed (“Fenwick”).

On February 23, 2021, the 890 Management Team, BuzzFeed, alongside representatives from BofA, Cowen, Craig-Hallum, BH, and Fenwick held, via video-teleconference, a conversation to review the submitted letter of intent. In this discussion, representatives from 890 and BuzzFeed discussed and amended the letter of intent to reflect proposed changes to the transaction, including (i) pro-forma balance sheet items, (ii) proposed corporate governance, (iii) dual class share structures, and (iv) closing items. After discussing in detail, representatives from BuzzFeed, BofA and Fenwick left the conversation to confer internally, ahead of returning with additional follow up points.

Also on February 23, 2021, representatives from Cowen and Banking Representatives discussed via email the inability of 890 and Mobile Gaming Company to come to agreeable terms regarding the proposed business combination transaction. Subsequently, communication between 890 and Mobile Gaming Company ceased.

On February 24, 2021, Mr. Del Nin and a representative of BofA held additional telephonic conversations to review terms of the draft letter of intent and, following these discussions, agreed that representatives from Fenwick would provide an updated draft letter of intent.

Also on February 24, 2021, 890 sent email correspondence to representatives of BH, indicating that a revised copy of the letter of intent would soon be distributed, via email, by Fenwick, and be reflective of the proposed and agreed upon changes from the most recent discussions.

Also on February 24, 2021, the 890 Management Team, held an internal discussion, via video-teleconference, with all representatives of the Board of Directors and Board of Advisors. After all members were present, and able to hear and be heard by all participants, Mr. David Bank and Mrs. Yaccarino recused themselves from the meeting. Subsequently, Mr. Rothstein informed the directors of the ongoing discussions with BuzzFeed and the proposed business combination. As a result of additional financial due diligence conducted by 890, Mr. Rothstein requested approval from all directors on a proposed change in valuation for BuzzFeed, to be reflected in an updated letter of intent. Questions were asked and answered, and a detailed discussion ensued. Mr. Scott Flanders, a director of 890, initiated a vote from the directors, which was subsequently unanimously improved. Subsequently, Mr. Rothstein informed the directors that 890 would immediately cease conversations with other business combination targets, upon signing of the letter of intent with BuzzFeed.

Also on February 24, 2021, and through March 27, 2021, 890 and BuzzFeed, along with their representatives, held numerous discussions regarding the Board and Management composition of the surviving company. As a result of these conversations, 890 and BuzzFeed agreed on the admission of Mr. Coleman, and Mr. Rothstein as members of the New BuzzFeed Board, subject to a successful business combination. Additionally, 890 and BuzzFeed engaged in ongoing discussions regarding the possible addition of a senior member of 890 onto the New BuzzFeed Management team and an additional 890 Board advisor onto the New BuzzFeed Board.

Also on February 24, 2021, representatives from Fenwick distributed, via email, a revised letter of intent, reflective of the changes discussed between 890 and BuzzFeed in the previous conversations.

On February 25, 2021, representatives from BH distributed via email a further revised letter of intent, reflective of changes on behalf of 890, to BuzzFeed and their representatives.

Also on February 25, 2021, representatives from Fenwick distributed to 890 and their representatives, via email, a further revised letter of intent. Subsequently, representatives from Fenwick, BofA, 890, Cowen, Craig-Hallum, and BH agreed to hold discussions later that day regarding the revisions to the letter of intent.

Also on February 25, 2021, representatives from 890, BofA, Cowen, Craig-Hallum, BH, and Fenwick held via video-teleconference a detailed conversation regarding the drafted letter of intent. In this discussion, representatives of 890 and BH provided additional context for proposed changes throughout the letter of intent and amended language when aggregable. At the end of the discussion, representatives from Fenwick indicated they would submit, via email, a revised copy of the letter of intent, reflective of the updated and amenable language for final signature and execution.

Also on February 25, 2021, representatives from Fenwick distributed, via email, a revised copy of the letter of intent to 890 and their representatives.

On February 26, 2021, representatives from BH distributed via email, the letter of intent as signed by Mr. Rothstein, which was held in escrow pending the receipt and countersignature by Mr. Peretti of BuzzFeed and the subsequent release of his signature. Additionally distributed was an updated sources and uses summary, and pro-forma ownership summary, reflective of the agreed upon changes from the discussion on February 25, 2021.

Also on February 26, 2021, representatives from Fenwick distributed via email, the letter of intent as signed by Mr. Peretti. Subsequently, Fenwick confirmed the release of BuzzFeed’s signature, as Mr. Rothstein’s signature was confirmed released by BH. The LOI included a 30-day period of mutual exclusivity during which time both 890 and BuzzFeed agreed not to pursue transactions with other parties and an obligation on each of 890 and BuzzFeed to cease any negotiations with any other potential transaction counterparties. The BuzzFeed LOI reflected a pre-money enterprise value of $1,490,000,000, with the assumed consummation of the acquisition of Complex Networks immediately prior to or concurrent with the closing, and with existing equity holders subject to an upward adjustment based on BuzzFeed’s cash and a downward adjustment based on transaction expenses and debt, mutually agreed upon by BuzzFeed and 890 at transaction closing. The pre-money enterprise value was reflective of the fiscal 2022E Adjusted EBITDA estimate of $117,487,965, which was used to value BuzzFeed. The result was an adjusted enterprise value of $1,530,000,000, reflective of a 13.0x fiscal 2022E Adjusted EBITDA multiple. The LOI reflected a proposed private investment in public equity financing of $300,000,000, calculated at a share price of $10.00 per share. The LOI reflected BuzzFeed’s retention of its existing “high-vote” and non-voting common share structure, with reductions to the voting power of the “high-vote” shares based on BuzzFeed’s sole discretion.

On February 27, 2021, the 890 Management Team, held an internal discussion, via video-teleconference, with all representatives of the Board of Directors and Board of Advisors. After all members were present, and able to hear and be heard by all participants, Mr. David Bank and Mrs. Yaccarino recused themselves from the meeting. Subsequently, Mr. Rothstein informed the directors of the signed letter of intent with BuzzFeed, which had previously been distributed via email, by Mr. Buffone. Mr. Rothstein further informed the board of the proposed timeline for ongoing due diligence, and drafting of the Merger Agreement and appropriate filings. After taking questions from the attendees, a detailed discussion ensued, and the meeting was adjourned.

Also on February 27, 2021, representatives from BofA sent via email a consolidated working group list with contact information for 890, BuzzFeed and all representatives.

On February 28, 2021, an updated due diligence request list was submitted to BofA, reflective of the additional materials and information requested by 890 on behalf of their ongoing due diligence.

Also on February 28, 2021, Mr. Rothstein and Mr. Buffone held, via video-teleconference, a discussion with BuzzFeed, to introduce representatives of KPMG LLP, Deal Advisory Group (“KPMG”), who had been formally engaged by 890 on March 5, 2021, to conduct additional financial due diligence, and public company readiness analysis on BuzzFeed and Complex Networks. In this discussion, representatives from KPMG and BuzzFeed discussed in detail the state of BuzzFeed and Complex Networks’ (i) PCAOB Audits from the periods ending December 31, 2018, 2019 and 2020, (ii) historical audit workpapers (iii) tax structures, (iv) organizational structures, (v) financial forecasts covering the period ending December 31, 2021, (vi) pre-acquisition trial balances for HuffPost, and (vii) a financial due diligence report covering Complex Networks. Subsequently, representatives of 890, BuzzFeed and KPMG agreed to hold regular video-teleconference discussions to review the ongoing analysis being conducted by KPMG. From March 5, 2021, through April 2, 2021, KPMG, 890, and BuzzFeed, held numerous video-teleconferences and telephonic conversations during which BuzzFeed produced necessary financial, legal, and organizational materials relevant to KPMG’s ongoing diligence, via email and through relevant virtual data rooms. On April 2, 2021, KPMG distributed via email, a presentation disclosing the associated risk and opportunities of the proposed business combination transaction. Disclosed in this report was, (a) a corporate overview of BuzzFeed, (b) quality of earnings analysis, (c) historical income statement analysis, (d) historical EBITDA bridge analysis, (e) free cash flow analysis, (f) financial forecast analysis, (g) enterprise value considerations and analysis, (h) segmented historical balance sheet analysis, (i) debt and debt-like item analysis, (j) net working capital analysis, and (k) key tax findings.

On March 1, 2021, BofA provided 890 and their representatives access to additional materials in the Complex Networks virtual data room hosted on Intralinks. The materials in the Complex Networks virtual data room contained material-non-public information, including but not limited to, (i) historical financial information, (ii) business strategy, (iii) intellectual property, (iv) tax information, and (v) materials pertaining to the organizational structure of Complex Networks.

On March 2, 2021, 890, BuzzFeed and their collective representatives conducted an organizational meeting via video-teleconference. During this discussion, the group outlined an illustrative timeline for ongoing diligence, and the drafting of the Merger Agreement. The collective group set up a weekly “Check-In Call” to ensure consistent communication throughout the process. The Check-In calls, held via video-teleconference, began on March 9, 2021, and continued through May 21, 2021. During these discussions, the group (i) monitored and discussed ongoing due diligence, (ii) negotiated and discussed ongoing Merger Agreement drafting, (iii) discussed feedback from prospective investors, (iv) negotiated and discussed proposed changes to the BuzzFeed Investor Presentation, and (v) discussed and monitored the ongoing status of the financial, legal, and organizational due diligence in regards to the proposed business combination transaction.

On March 5, 2021, representatives from BH distributed an updated due diligence request list to BuzzFeed, and Fenwick.

On March 8, 2021, representatives of BH distributed to 890, BuzzFeed, BofA, Cowen, Craig-Hallum and Fenwick, via email, an initial draft of the proposed Merger Agreement, which remained subject to ongoing client and specialist review.

On March 9, 2021, 890, Cowen, BuzzFeed and BofA held, via video-teleconference, a financial diligence discussion. Ahead of the meeting representatives of Cowen distributed a supplemental list of financial due diligence questions pertaining to BuzzFeed and Complex Networks. Ms. DellaFortuna alongside additional members of the BuzzFeed financial team provided additional context for the proposed questions and agreed to distribute additional materials after the call.

Also on March 9, 2021, representatives from Cowen distributed, via email, an initial draft of the BuzzFeed Investor Presentation, for discussion on March 10, 2021. From March 10, 2021, through April 26, 2021, 890, BuzzFeed, Cowen, Craig-Hallum and BofA held numerous and frequent video-teleconference discussions during which they drafted updates to the proposed BuzzFeed Investor Presentation. During these numerous video-teleconferences, representatives of 890 and BuzzFeed conducted mock presentations and mock diligence Q&A, while making iterative updates to the proposed presentation.

On March 15, 2021, representatives of Fenwick distributed, via email, a revised copy of the Merger Agreement. Subsequently, representatives from BH resubmitted an additional revised copy of the Merger Agreement and requested additional video-teleconference discussions to review outstanding items in the proposed agreement.

Also on March 15, 2021, through April 3, 2021, Mr. Peretti held numerous discussions via email, telephone, and video-teleconference with representatives of Complex Networks ownership. During these conversations, and from March 15, 2021, through April 3, 2021, Mr. Peretti and BuzzFeed discussed, reviewed, and negotiated the transaction structure and terms of the acquisition of Complex Networks.

On March 16, 2021, representatives of BofA distributed, via email, an updated due diligence tracking document, in which all items in the BuzzFeed and Complex Networks virtual data rooms were listed.

Also on March 16, 2021, representatives from 890, Cowen, BH, Marcum, BuzzFeed, BofA, and Shearman held an additional due diligence discussion to perform reverse due diligence on 890. Representatives from BofA and Shearman had previously distributed, via email, a set of diligence questions and background information requests to 890. The document and diligence requests were subsequently reviewed and discussed.

On March 17, 2021, BofA distributed, via email, an updated due diligence tracking document, updated to reflect the latest additions in financial, legal, and organizational due diligence as part of the proposed business combination transaction.

On March 18, 2021, BH, BofA, and Fenwick distributed, via email, updated copies of the due diligence tracking document, updated to reflect the latest additions in financial, legal, and organizational due diligence as part of the proposed business combination transaction.

Also on March 18, 2021, BofA distributed, via email, an updated copy of the due diligence tracking document, reflecting the latest additions in financial, legal, and organizational due diligence as part of the proposed business combination transaction.

On March 20, 2021, BH distributed via email, an updated copy of the due diligence tracking document, reflecting the latest additions in financial, legal, and organizational due diligence as part of the proposed business combination transaction. Additionally, Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”), who had been retained by 890 to conduct a legal due diligence review of BuzzFeed’s executive compensation, benefits, labor and employment practices, intellectual property, and certain identified regulatory matters, submitted additional diligence requests to BuzzFeed as part of the proposed business combination transaction.

Also on March 21, 2021, BH distributed via email an updated draft of the Merger Agreement for the proposed business combination transaction, subject to continued comments and changes by both 890 and BuzzFeed.

On March 23, 2021, BofA distributed, via email, an updated copy of the due diligence tracking document, reflecting the latest additions in financial, legal, and organizational due diligence as part of the proposed business combination transaction.

Also on March 23, 2021, Mr. Rothstein and Mr. Peretti held a telephonic conversation, regarding the structure of the proposed business combination transaction. During this conversation, Mr. Peretti and Mr. Rothstein agreed to revise the transaction to reflect mutually agreed upon points.

Also on March 25, 2021, Fenwick distributed, via email, a revised letter of intent, reflective of the latest mutually agreed upon changes to the proposed business combination transaction.

Also on March 25, 2021, Mr. Rothstein and Mr. Peretti held numerous telephonic conversations, during which they discussed the structure of the proposed business combination transaction, as outlined in the updated letter of intent distributed by Fenwick earlier that day. Mr. Rothstein and Mr. Peretti agreed to continue reviewing the letter of intent, and the proposed transaction structure and valuation.

Also on March 26, 2021, representatives of 890, Cowen, Craig-Hallum, BH, BuzzFeed, BofA and Fenwick held via video-teleconference a review of potential investors. Ahead of the discussion, representatives from Cowen’s Capital Markets division, distributed a list of proposed investors.

Also on March 26, 2021, Fenwick distributed, via email, a revised letter of intent, reflective of the latest mutually agreed upon changes to the proposed business combination transaction. The letter of intent was subsequently revised further by BH, and an execution copy was distributed via email.

Also on March 26, 2021, 890, BuzzFeed, Cowen, and BofA held discussions regarding the recently revised letter of intent. During these discussions, 890 and BuzzFeed agreed to final changes to the letter of intent for the proposed business combination transaction and planned for the distribution of the executable version.

On March 27, 2021, BH distributed, via email, a fully executed Amended and Restated Letter of Intent (“A&R LOI”). The A&R LOI was subsequently signed and released by both Mr. Rothstein and Mr. Peretti. The A&R LOI included a purchase price based off of the pre-money enterprise value of $1,440,000,000 with the assumed consummation of the acquisition of Complex Networks immediately prior to or concurrent with the closing. The consideration issued to existing equity holders of BuzzFeed would be subject to an upward adjustment based on BuzzFeed’s cash and a downward adjustment based on transaction expenses and debt, which would be mutually agreed upon by BuzzFeed and 890 prior to the final closing. The A&R LOI outlining financing through the form of (i) $287,500,000 in 890’s trust account, (ii) an underwriting and marketing fee payable of $10,062,500, and (iii) a $150,000,000 private investment in public equity financing, calculated at a share price of $10.00 per share. Additionally outlined in the A&R LOI, was the Surviving Company’s retention of existing “high vote” and non-voting common share structure, with reductions to the voting power of the “high vote” shares, based on the discretion of BuzzFeed, provided that only Mr. Peretti and his affiliates shall hold “high vote” shares in the Surviving Company. Additionally, outlined in the A&R LOI, was the appointment of a seven member board of directors of 890 at the closing, the majority of whom would be independent in accordance with the rules of the SEC and Nasdaq.

On April 2, 2021, representatives of 890, Cowen, Craig-Hallum, BH, BuzzFeed, BofA and Fenwick held via video-teleconference a review of potential investors. During this discussion, representatives from Cowen, Craig-Hallum, and BofA outlined the proposed timeline and structure of outreach to potential investors, including formal Wall Cross processes.

On April 6, 2021, BH distributed via email, an updated draft of the proposed Merger Agreement, reflecting edits from previous discussions with 890, BuzzFeed and Fenwick.

Also on April 6, 2021, 890, Cowen, BuzzFeed, and BofA held a video-teleconference discussion to review the current cash reconciliation of BuzzFeed.

On April 13, 2021, representatives of Cowen distributed via email an updated list of potential investors for the proposed business combination transaction.

Also on April 13, 2021, 890, Cowen, Craig-Hallum, BH, BuzzFeed, BofA and Fenwick held, via video-teleconference, the weekly Check-In Call to review the ongoing process of the proposed business combination transaction. During this discussion, the group reviewed the final list of due-diligence items, and a detailed conversation ensued. Additionally, the group discussed various updates to guidance from the U.S. Securities and Exchange Commission regarding the treatment of Special Purpose Acquisition Company Warrants, and potential implications for the proposed business combination transaction.

On April 15, 2021, 890, Cowen, BuzzFeed, and Marcum LLP (“Marcum”), held via video-teleconference, a conversation to review and discuss the ongoing guidance from the U.S. Securities and Exchange Commission regarding the treatment of Special Purpose Acquisition Company Warrants, and the potential implications for the proposed business combination transaction.

Also on April 15, 2021, 890, Cowen, BH, BuzzFeed and Fenwick held via video-teleconference, a detailed discussion regarding due diligence. Specifically, the group reviewed and discussed any outstanding information request for Complex Networks, and the timeline for the proposed business combination transaction.

Also on April 15, 2021, 890 and BuzzFeed held discussions via video-teleconference, regarding the initial view of BuzzFeed’s Q1 2021 financial performance. Included in these discussions were an initial view and assessment of BuzzFeed’s (i) general ledger, (ii) grants, and (iii) treatment of items that were debt, or debt-like in nature.

On April 19, 2021, Mr. Rothstein and Mr. Peretti held a telephonic conversation, where they reviewed and discussed the ongoing status of the legal diligence review being conducted by 890. As a result of the conversation, Mr. Peretti instructed representatives of BuzzFeed and Fenwick to distribute information regarding any historical or current legal matters, to 890.

Also on April 20, 2021, the 890 Management Team, held an internal discussion, via video-teleconference, with all representatives of the Board of Directors and Board of Advisors. After all members were present, and able to hear and be heard by all participants, Mr. David Bank and Mrs. Yaccarino recused themselves from the meeting. Subsequently, Mr. Rothstein welcomed new members to the 890 Board of Advisors and informed the group of the ongoing potential business combination transaction with BuzzFeed and

Complex Networks. Additionally, Mr. Rothstein provided the directors with an update to the proposed business combination transaction, including the timeline of events, and the initiation of investor meetings in the coming days. After taking questions from the attendees, a detailed discussion ensued, and the meeting was adjourned.

Also on April 20, 2021, Akin Gump distributed via email, their due diligence report summarizing the reviewed aspects of BuzzFeed’s executive compensation, benefits, labor and employment practices, intellectual property, and certain identified regulatory matters.

On April 21, 2021, 890 and BuzzFeed held via video-teleconference a discussion regarding the finalization of BuzzFeed 2021 Q1 financial performance.

Also on April 21, 2021, Mr. Rothstein and Mr. Peretti held an additional telephonic conversation, during which they continued to review BuzzFeed’s 2021 Q1 financial performance, and the ongoing status and timeline of the proposed business combination transaction.

On April 23, 2021, 890 and BuzzFeed held via video-teleconference, a discussion and review of employment matters relating to BuzzFeed and Complex Networks. During this discussion, the group reviewed ongoing legal reviews in the United States regarding the employment status of select employees across BuzzFeed and Complex Networks.

On April 26, 2021, 890 and BuzzFeed began meeting with prospective investors for the proposed business combination transaction. From April 26, 2021, through June 20, 2021, the placement agents distributed via email, documents relating to the ongoing discussion with potential investors, including feedback and questions posed by prospective investors for the proposed business combination transaction. Included in the materials were (i) updated schedules for investor meetings, (ii) information on prospective investor interest in the proposed business combination transaction, and (iii) feedback from previous investor meetings.

On May 8, 2021, the 890 Management Team, held an internal discussion, via video-teleconference, with all representatives of the Board of Directors and Board of Advisors. After all members were present, and able to hear and be heard by all participants, Mr. David Bank and Mrs. Yaccarino recused themselves from the meeting. Subsequently, Mr. Rothstein welcomed new members to the 890 Board of Advisors and informed the group of the ongoing potential business combination transaction with BuzzFeed and Complex Networks. Additionally, Mr. Rothstein provided the directors with an update to the proposed business combination transaction, including the timeline of events. Additionally, Mr. Rothstein discussed with the directors the process for suggesting potential investors, and carefully outlined the importance of utilizing the placement agents to conduct a formal Wall Cross of potential investors. Questions were asked and answered, and a detailed discussion ensued. The Directors discussed and contemplated board composition of the surviving company following the business combination and contemplated nominations for the same. Questions were asked and answered, and a detailed discussion ensued.

On May 13, 2021, BH distributed, via email, updated drafts of key transaction documents including (i) Support Agreements, (ii) JP Voting Agreement, (iii) a draft S-4, (iv) and an updated Merger Agreement, to 890, Cowen, Craig-Hallum, BuzzFeed, BofA, and Fenwick. The proposed changes were reflective of previous conversations between 890 and BuzzFeed and remained subject to ongoing review and comments.

On May 18, 2021, BH distributed, via email, updated drafts of key transaction documents including (i) Parent Disclosure Letter, and (ii) JP Voting Agreement, to 890, Cowen, Craig-Hallum, BuzzFeed, BofA and Fenwick. The proposed changes were reflective of the previous conversations between 890 and BuzzFeed and remained subject to ongoing review and comments.

890, in consultation with its placement agents and BuzzFeed, determined to explore raising funds via an offering of convertible notes and/or a common stock PIPE offering.

On June 19, 2021, Fenwick distributed, via email, updated drafts of key transaction documents, to 890, Cowen, Craig-Hallum, BH, BuzzFeed, and BofA. The proposed changes were reflective of the previous conversations between 890 and BuzzFeed and remained subject to ongoing review and comments.

On June 20, 2021, Cowen distributed via email, an updated BuzzFeed Investor Presentation, to 890, BH, CH, BuzzFeed, BofA, and Fenwick. The latest draft was reflective of the parties’ decision to raise funds via a convertible note. Additionally, the Cowen team requested feedback from all parties relating to the updated Investor Presentation, which were subsequently distributed. From June 20, 2021, through June 23, 2021, 890, Cowen, Craig-Hallum, BuzzFeed, BofA and Fenwick distributed via email subsequent updates to the proposed BuzzFeed Investor Presentation. The drafts were reflective of: (i) the proposed changes in transaction structure, (ii) the latest BuzzFeed net cash figures, (iii) legal review and commentary, and (iv) an updated comparable companies analysis. Subsequently, on June 23, 2021, representatives of 890, BH, Cowen, Craig-Hallum, BuzzFeed, BofA, and Fenwick confirmed approval of the Investor Presentation, via email. Illustrated in the Investor Presentation was a comprehensive comparable companies analysis. The comparable companies included in assessing BuzzFeed’s valuation from the digital media industry were categorized into two cohorts, including the (i) Digital Media, Content & Commerce cohort consisting of Etsy, Inc., ICA/InterActive Corp, The New York Times Company, Taboola, Inc., and Zynga Inc., and the (ii) Social Platforms cohort consisting of Facebook Inc., Pinterest Inc., Snap Inc., and Twitter Inc. The average compound annual revenue growth rate of these comparable companies consisted of 18.5% for the Digital Media, Content & Commerce cohort, and 36.8% for the Social Platforms cohort, compared to 24.6% for BuzzFeed. The average EBITDA margin for the Digital Media, Content & Commerce cohort was 21.3%, and 32.9% for the Social Platforms cohort, compared to 18.0% for BuzzFeed. The average enterprise value as a multiple of fiscal 2022E EBITDA for the Digital Media, Content & Commerce cohort was 22.4x, and 19.8x for the Social Platforms cohort, as compared to 13.0x for BuzzFeed.

On June 22, 2021, the 890 Management Team, held an internal discussion, via video-teleconference, with all representatives of the Board of Directors and Board of Advisors. After all members were present, and able to hear and be heard by all participants, Mr. David Bank and Mrs. Yaccarino recused themselves from the meeting. Mr. Rothstein informed the directors that BuzzFeed had received approval from their Directors and Investors to move forward in the proposed transaction, and that Complex Networks was soon receiving approval as well. Mr. Rothstein provided the directors with an updated to the proposed business combination transaction, including the decision to pursue Convertible Note financing. Questions were asked and answered, and a detailed discussion ensued. At this time, representatives from BH entertained questions from the directors and informed the group that an additional meeting would be held the following day to document the written consent from all directors. Questions were asked and answered, and a detailed discussion ensued.

On June 23, 2021, BH distributed via email to 890 and the Directors, key transaction documents, including an executable Parent Board Resolutions document. Subsequently, each Director of 890 signed and released a copy of the document to BH, which was subsequently confirmed to the group.

Also on June 23, 2021, Mr. Rothstein and Mr. Del Nin held an in-person meeting with representatives of BuzzFeed at the New York offices of BuzzFeed. During this meeting, 890 and BuzzFeed created an audio recording of the Investor Presentation for the proposed business combination transaction. Additionally, 890 and BuzzFeed held discussions and planned for the following days filing and public announcement of the proposed business combination transaction between 890 and BuzzFeed.

On June 24, 2021, 890 and BuzzFeed received confirmation by the placement agents regarding the executed transaction documents from Note Investors, including the: (i) Convertible Note Term Sheet, and (ii) Convertible Note Subscription Agreement. Following receipt of confirmation, 890 and BuzzFeed executed the Merger Agreement and other related transaction documents, approving the Business Combination.

Also on June 24, 2021, 890 and BuzzFeed released a joint press release announcing the proposed business combination transaction. Subsequently, 890 and BuzzFeed hosted members of the media at the BuzzFeed New York offices, where a series of presentations were given, and detailed questions were asked and answered.

Also on June 24, 2021, 890 and BuzzFeed released a corrected joint press release reflecting incremental changes in the language regarding the proposed business combination transaction.

890 engaged Cowen and Craig-Hallum to act as its financial advisors in connection with the potential transaction. Craig Hallum and Cowen were also underwriters for 890’s IPO.

The 890 Board’s Reasons for the Approval of the Business Combination

On June 23, 2021, the 890 Board (i) approved the signing of the Merger Agreement and the transactions contemplated thereby and (ii) directed that the Merger Agreement, related transaction documentation and other proposals necessary to consummate the Business Combination be submitted to 890 stockholders for approval and adoption, and recommended that 890 stockholders approve and adopt the Merger Agreement, related transaction documentation and such other proposals. Before reaching its decision, the 890 Board reviewed the results of management’s due diligence, which included:

●	extensive meetings and calls with BuzzFeed’s management team and representatives regarding operations, company services, major customers, financial prospects, the pipeline of potential new customers and possible acquisitions, among other customary due diligence matters;
●	review of BuzzFeed’s material business contracts and certain other legal and commercial diligence;
●	regulatory review of BuzzFeed’s operating model;
●	financial and accounting diligence; and
●	detailed due diligence of the company’s financial projections model.

The 890 Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the 890 Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the 890 Board may have given different weight to different factors in their evaluation of the Business Combination.

In the prospectus for our IPO, we identified the following general criteria and guidelines that we believed would be important in evaluating prospective target businesses, although we indicated we may enter into a business combination with a target business that does not meet these criteria and guidelines.

●	Business with Significant Revenue and Earnings Growth Potential. We will seek to acquire one or more businesses that we believe will have multiple organic and M&A-driven growth opportunities over time. We will search for attractive, growth-oriented businesses that exhibit sound, underlying fundamentals as well as demonstrated revenue growth and a clear path to profitability. This includes such potential targets that are currently, or have the potential to be, a category leader with long-term growth potential.
●	Targets That Can Benefit from our Management Team’s Relationships and Experience. While we may pursue an initial business combination opportunity in any industry or sector, we intend to capitalize on our management team’s domain expertise acquired through decades of strategic deal-making in the media, digital media/consumer technology, interactive entertainment and related industries. We believe our management’s deep network of CEO-level and other C-suite/board relationships in addition to pre-eminent private and public market investors will give us a number of competitive advantages and will present us with a substantial number of potential business combination targets, particularly in the aforementioned industries.
●	Companies with Potential to Benefit from Digital Disruption. We will seek to acquire one or more businesses which currently, or have the potential to, benefit from digital disruption, or a disruption of the traditional business model.
●	High-Growth Markets. We will seek out opportunities in higher-growth sectors in the U.S. as well as in selected developed and emerging international markets.

These illustrative criteria were not intended to be exhaustive. We stated in the IPO prospectus that any evaluation relating to the merits of a particular initial business combination would be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. In the event that we decided to enter into a business combination with a target business that does not meet the above criteria and guidelines, we indicated that would disclose that the target business does not meet the above criteria in our stockholder communications related to our initial business combination.

In considering the Business Combination, the 890’s Board concluded that it met all the above criteria. In particular, the board considered the following positive factors, although not weighted or in any order of significance:

●	Globally Recognized “Media 2.0” Company. BuzzFeed is a global digital media company. It boasts a portfolio of iconic brands with great reach, engagement and distribution. BuzzFeed’s brands are constantly focused on improving engagement and optimizing monetization by utilizing proprietary data that is continuously collected and analyzed by the Company.
●	Innovative and Experienced Management Team. BuzzFeed is a founder driven company led by its Chief Executive Officer and Founder, Mr. Jonah Peretti. Mr. Peretti has a successful track record of developing businesses that are both consumer focused and disruptive to legacy players that are unable to innovate. In 2005, Mr. Peretti co-founded HuffPost, a publisher of online news and media content, which was sold to AOL Inc. for $315 million in 2011. In February 2021, HuffPost was acquired by BuzzFeed.
●	The Ability to Incubate and Grow Its Own Brands. Over time BuzzFeed has demonstrated its ability to drive organic growth and build long term value. BuzzFeed’s food brand, Tasty, grew organically from 13 million Facebook followers in 2015 to over 196 million in 2020.
●	Emerging Commerce Revenue Stream, Accelerating Growth and Profitability. BuzzFeed’s commerce revenue drove approximately $500 million in attributable transactions in fiscal year 2020, up 62% year over year.
●	Robust Engagement with Audiences in Key Demographics. BuzzFeed has managed to build significant scale and reach amongst younger audiences. Among Gen Z and Millennial audiences with respect to the metrics of Unique Visitors, Time Spent and Time Spent per Unique Visitor, BuzzFeed has built and solidified its position as compared to other top players in the digital media space.
●	M&A Platform and Deal Pipeline. BuzzFeed’s management team has relationships that allow it to remain connected to much of the digital media industry. Relationship-driven targeting of prospective deals generates better deal flow and a more streamlined process. BuzzFeed’s proposed acquisition of Complex Networks in connection with the Business Combination and its recently completed acquisition of HuffPost are good examples of this. BuzzFeed’s technology platform and the operating leverage that the digital media industry provides at scale could create even further advantages for both of these transactions and potential future ones as well.
●	Underlying Digital Market Tailwinds. BuzzFeed could benefit from an acceleration in the shift to digital across content and commerce. Additionally, the evolving privacy landscape may cause regulation to increase as consumers demand transparency and control of their personal data. This could cause some advertising spend to shift away from established datacentric mega tech platforms and boost companies that focus on authenticity and brand safety, such as BuzzFeed.
●	Technology. BuzzFeed has built a tech stack platform powered by Machine Learning and analytics. Additionally, BuzzFeed’s Proprietary Quiz Maker, Headline Optimization Technology, Machine Learning Algorithms, Native Check-out and Custom Tools for Content Creators can be leveraged to potential M&A targets, yielding operating leverage and efficiencies as BuzzFeed continues to scale.
●	Highly Committed Stockholders. BuzzFeed’s founder and other existing stockholders intend to roll 100% of their equity into New BuzzFeed, owning on a pro forma basis, approximately 70.7% of New BuzzFeed immediately following the consummation of the Business Combination (assuming no redemption of the public shares).
●	Attractive Adjusted EBITDA and Cash Flow Profile. BuzzFeed is Adjusted EBITDA and cash flow positive.

In addition to considering the factors described above, our board of directors also considered other factors including, without limitation:

●	Interests of Certain Persons. Some of our officers and members of our board of directors may have interests in the Business Combination. See the section entitled “The Business Combination Proposal — Interests of 890’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

●	Other Risks. Various other risks associated with BuzzFeed’s business, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

Under the Merger Agreement, 890 has agreed to combine with BuzzFeed based on a $1.53 billion pre-money equity valuation to be paid in cash and common shares of 890. The total consideration represents a market value of equity in excess of 80% of the assets held in 890’s trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account), a requirement for an initial business combination under our Current Charter.

Although the 890 Board did not seek a third-party valuation, and did not receive any report, valuation or opinion from any third party in connection with the Business Combination, the board of directors relied on the following sources (i) due diligence on BuzzFeed’s business operations; (ii) extensive research reports and data related to the digital media industry in the United States and internationally; (iii) 890 management’s collective experience in public markets transactions in constructing and evaluating financial models/projections and conducting valuations of businesses; and (iv) 890 management’s collective experience with similar digital technology business models.

During the course of valuing BuzzFeed, 890’s management also identified several comparable public companies in the digital media space. Although BuzzFeed does not have a direct operating comparable that offers a comprehensive digital media platform, the 890 Board determined that the most relevant publicly traded high-growth digital media companies were categorized into two cohorts, including the (i) Digital Media, Content & Commerce cohort consisting of Etsy, Inc., IAC/InterActive Corp, The New York Times Company, Taboola, Inc., and Zynga Inc., and the (ii) Social Platforms cohort consisting of Facebook, Pinterest, Snap Inc., and Twitter. The average compound annual revenue growth rate of these comparable companies consisted of 18.5% for the Digital Media, Content & Commerce cohort, and 36.8% for the Social Platforms cohort, compared to 24.6% for BuzzFeed. The average EBITDA margin for the Digital Media, Content & Commerce cohort was 21.3%, and 32.9% for the Social Platforms cohort, compared to 18.0% for BuzzFeed. The average enterprise value as a multiple of fiscal 2022E EBITDA for the Digital Media, Content & Commerce cohort was 22.4x, and 19.8x for the Social Platforms cohort, as compared to 13.0x for BuzzFeed. 890’s management believes that the combined company is likely to be considered to be in one or more of these categories by potential investors based on its business and financial model.

The following is the financial trading multiples of these companies and BuzzFeed that was considered by the 890 Board:

Digital Media,
Content &
		Commerce	Social Platform
	BuzzFeed(3)	Comparables	Comparables
Enterprise Value/2021E Revenue	2.9x	4.6x	14.7x
Enterprise Value/2022E Revenue	2.3x	4.0x	11.3x
Enterprise Value/2021E Growth Adjusted Revenue(1)(4)	11.9x	27.3x	41.9x
Enterprise Value/2022E Growth Adjusted Revenue(2)(4)	9.5x	24.0x	32.5x

Source: Information for companies other than BuzzFeed have been obtained from public filings and data from Thompson, IBES, CapitalIQ and Wall Street Research as of June 18, 2021. Companies with multiples greater than 50x or less than 0x were excluded from computation of the median multiples listed in the table above.

Note: The comparable company figures represent the medians for each peer group. The comparable companies included in assessing BuzzFeed’s valuation from the digital media industry were categorized into two cohorts, including the (i) Digital Media, Content  & Commerce cohort consisting of Etsy, Inc., IAC/InterActive Corp, The New York Times Company, Taboola, Inc., and Zynga, Inc., and the (ii) Social Platforms cohort consisting of Facebook, Inc., Pinterest, Inc., Snap Inc., and Twitter, Inc.

(1)	Represents 2021E Revenue multiple divided by 2020E to 2022E revenue compound annual growth rate.
(2)	Represents 2022E Revenue multiple divided by 2020E to 2022E revenue compound annual growth rate.
(3)	BuzzFeed’s multiples are based on a $1.53 billion Enterprise Value, calculated as $1.70 billion standalone equity value less $171 million of net balance sheet cash, divided by projected 2021 and 2022 revenue, as provided by BuzzFeed’s management as further described in “Certain Projected Financial Information” below.
(4)	Does not include >50x multiples.

Certain Projected Financial Information

BuzzFeed does not as a matter of course make public projections as to future sales, earnings, or other results. However, BuzzFeed’s management has prepared the prospective financial information set forth below (collectively, the “Projections”) to present to 890’s stockholders the information considered in connection with the 890 Board’s consideration of the Business Combination. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of BuzzFeed’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of BuzzFeed. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was June 23, 2021.

Neither BuzzFeed’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information, as further described in the “Cautionary Note Regarding Forward-Looking Statements” on page xxii.

In connection with its consideration of the potential business combination, the 890 Board were provided with the Projections.

While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to the following:

●	BuzzFeed continuing to maintain a blended 26% compound annual growth rate across its main three revenue lines (advertising, content and commerce) between fiscal 2020 and fiscal 2024;
●	BuzzFeed’s revenue diversification continuing to shift away from content (48% in 2019 to 25% in 2024) in favor of advertising (41% in 2019 and 44% in 2024); and higher-margin commerce revenue (11% in 2019 to 31% in 2024);
●	BuzzFeed continuing to gain significant operating leverage: OpEx as percentage of revenue dropping 51% in 2019, to 29% in 2024;

The Projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to BuzzFeed’s business, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” These Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared, including changes in management’s plans or objectives.

The Projections were prepared solely for internal use to assist 890 in its evaluation of BuzzFeed and the Business Combination. BuzzFeed has not warranted the accuracy, reliability, appropriateness or completeness of the Projections to anyone, including 890. Neither BuzzFeed’s management nor any of its respective representatives has made or makes any representations to any person regarding the ultimate performance of BuzzFeed relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. Should any of the assumptions mentioned above suffer a significant negative impact, BuzzFeed’s financial results, including projected revenues, profit and adjusted EBITDA, may differ materially from its expectations. If actual results differ from our estimates, analysts may negatively react and our stock price could be materially impacted.

The Projections are not included in this proxy statement/prospectus in order to induce any 890 stockholders to vote in favor of any of the proposals at the Special Meeting.

We encourage you to review the financial statements of BuzzFeed included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Summary Historical Consolidated Financial Information of BuzzFeed,” and “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.

Neither 890 nor BuzzFeed or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.

The board of directors also gave consideration to the following negative factors (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus), although not weighted or in any order of significance:

The risk that our public stockholders would vote against the Business Combination proposal or exercise their redemption rights.

The board of directors considered the risk that some of the current public stockholders would vote against the Business Combination proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account to an amount below the minimum required to consummate the Business Combination.

The board concluded, however, that this risk was substantially mitigated because 890 will have secured commitments equal approximately to $150.0 million, which is more than the minimum proceeds necessary for closing. Further, the fact that public stockholders may vote for the Business Combination proposal while also exercising their redemption rights mitigates against any incentive a public stockholder might have to vote against the Business Combination proposal, especially to the extent that they hold public warrants which would be worthless if the Business Combination is not completed.

Our management and directors may have different interests in the Business Combination than the public stockholders.

The board of directors also considered the fact that members of our management and board of directors may have interests that are different from, or are in addition to, the interests of our stockholders generally, including the matters described under “— Interests of 890’s Directors and Officers and Others in the Business Combination” below. However, our board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the IPO prospectus, and (ii) these disparate interests would exist or may be even greater with respect to a business combination with another target company.

Waiver of Corporate Opportunity Doctrine.

890’s certificate of incorporation contains a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with 890 but were not offered due to an 890 director’s or officer’s duties to another entity. 890 does not believe that the waiver of the corporate opportunity doctrine in its certificate of incorporation interfered with its ability to identify an acquisition target.

Risks related to BuzzFeed’s business

With respect to BuzzFeed’s business, 890 management and the board of directors considered (i) the concentration of BuzzFeed’s client base; (ii) BuzzFeed’s historical growth rates and its ability to significantly accelerate its growth rate; (iii) the competitive industry in which BuzzFeed operates; and (iv) BuzzFeed’s ability to adapt to changing market conditions, including those due to COVID-19. 890 management and the board of directors believed that although these risks could not be eliminated, the BuzzFeed management team was aware of these risks and was well-positioned to address them.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT//PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR BUZZFEED, EACH OF BUZZFEED AND 890 UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The key elements of the Projections provided by management of BuzzFeed to 890 are summarized in the table below:

(in millions)	2021E	2022E	2023E	2024E
Revenue	$521	$654	$833	$1,063
Adjusted EBITDA(1)	$57	$117	$187	$263
(1)	Adjusted EBITDA is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BuzzFeed — Non-GAAP Financial Measures” for more information about this non-GAAP financial measure.

Regulatory Approvals

The Business Combination, including the C Acquisition is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. The waiting period ended on August 9, 2021 at 11:59pm.

Satisfaction of 80% Test

890

890’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for its IPO with respect to 890’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Merger Agreement.

As of June 22, 2021, the balance of funds in the Trust Account was approximately $287.5 million, 80% thereof represents approximately $230.0 million. In reaching its conclusion that the business combination meets the 80% test, the board of directors used as a pre-money equity valuation to be paid in common shares of 890 of $1.2345 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Merger Agreement. In determining whether the purchase price represents the fair market value of BuzzFeed, the 890 Board considered all of the factors described in the section entitled “The Business Combination Proposal — The 890 Board’s Reasons for the Approval of the Business Combination.” As a result, the board of directors concluded that the fair market value of the business acquired was significantly in excess of 80% of the assets held in the Trust Account. In light of the financial background and experience of the members of our management team and the board of directors in valuing companies in the digital healthcare space, the board of directors believes that the members of our management team and the Board are qualified to determine whether the Business Combination meets the 80% test. The board of directors did not seek or obtain an opinion of an outside fairness or valuation advisor as to whether the 80% test has been met.

Interests of 890’s Directors and Officers in the Business Combination

In considering the recommendation of the 890 Board in favor of approval of the Business Combination Proposal, it should be noted that 890’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a 890 Stockholder. These interests include, among other things:

●	If 890 is unable to complete its initial business combination by January 14, 2023, 890 will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to 890 (less income and franchise taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of 890’s remaining stockholders and the 890 Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
●	Certain members of our board of directors and our officers are anticipated to become directors and/or officers of New BuzzFeed upon the consummation of the Business Combination. Specifically, Michel Del Nin, who is currently our Chief Financial Officer and Chief Operating Officer, is in discussions to join New BuzzFeed as its President in 2021, and Adam Rothstein, who is currently our Executive Chairman and a member of our board of directors, is expected to become a director of New BuzzFeed upon the consummation of the Business Combination. See "New BuzzFeed Management After the Business Combination."
●	There will be no redemption rights or liquidating distributions with respect to the Private Placement Units, which underlying warrants will expire worthless if 890 fail to complete a business combination within the required period. In October 2020, the Sponsor purchased an aggregate of 7,187,500 founder shares in exchange for a capital contribution of $25,000, or approximately $0.003 per share. In December 2020, the Sponsor sold 621,222 founder shares to PA 2 Co-Investment (an affiliate of Cowen), and in January 2021 sold an aggregate of 266,238 founder shares to Craig-Hallum and certain of its affiliates and an aggregate of 105,000 founder shares to our independent director nominees (20,000 shares to each of Ms. Yaccarino and Messers. Flanders, Bank, and Jashni, and 25,000 to Ms. Turner (Ms. Turner received 20,000 shares for her service as an independent director and 5,000 shares for her service as chair of the audit committee)), resulting in the Sponsor holding 6,195,040 founder shares or approximately 20% of the outstanding common stock after the consummation of IPO. Upon the Closing, such founder shares will be converted into 7,187,500 shares of New BuzzFeed common stock.
●	Simultaneously with the closing of its IPO, 890 consummated the sale of 777,500 Private Placement Units in a private placement to the Founders, consisting of one share of 890 Class A common stock and one-third of one redeemable warrant, each whole warrant exercisable to purchase one share of 890 Class A common stock (each whole warrant, a “Private Placement Warrant”), at a price of $10.00 per Private Placement Unit. The Private Placement Warrants are each exercisable commencing the later of 30 days following the completion of the Business Combination and 12 months from the closing of 890’s IPO, which we consummated on January 11, 2021 and closed on January 14, 2021, for one share of 890 Class A common stock at $11.50 per share. If 890 does not consummate a business combination transaction by January 14, 2023, then the proceeds from the sale of the Private Placement Units will be part of the liquidating distribution to the public stockholders and the underlying warrants held by the Founders will be worthless. The Private Placement Warrants held by our Founders had an aggregate market value of approximately $344,867 as of June 30, 2021. Such Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the private placement warrants have been estimated using a Monte Carlo simulation model each measurement date.
●	890’s Initial Stockholders, including the Sponsor and officers and directors, will lose their entire investment of $7,800,000 consisting of the Sponsor’s $25,000 initial investment and the Sponsor’s $6,575,000 Private Placement Units purchase price if 890 does not complete a business combination by January 14, 2023. Certain of 890’s officers and directors may continue to serve as officers and/or directors of New BuzzFeed after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New BuzzFeed Board determines to pay to its directors and/or officers.
●	The Sponsor and 890’s officers and directors collectively (including entities controlled by any of the officers and directors) have made an aggregate average investment per share of $0.95 (including the founder shares and Private Placement Units) as of June 30, 2021. As a result of the significantly lower investment per share of the Sponsor, officers and directors as compared with the investment per share of 890’s public stockholders, a transaction which results in an increase in the value of the investment of the Sponsor, officers and directors may result in a decrease in the value of the investment of 890’s public stockholders.
●	890’s Initial Stockholders and its officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if 890 fails to complete a business combination by January 14, 2023.
●	In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to 890 if and to the extent any claims by a vendor for services rendered or products sold to 890, or a prospective target business with which 890 entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act.
●	Following the Closing, the Sponsor will be entitled to the repayment of any working capital loan and advances that have been made to 890 and remain outstanding. As of the date of this proxy statement/prospectus, the Sponsor has made an aggregate of $1,000,000 of advances to 890 for working capital expenses. If 890 does not complete an initial business combination within the required period, 890 may use a portion of its working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. As of June 30, 2021, there was approximately $287,507,970 in investments and cash held in the Trust Account and $498,421 of cash held outside the Trust Account available for working capital purposes.
●	Following the consummation of the Business Combination, New BuzzFeed will continue to indemnify 890’s existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.
●	Upon the Closing, subject to the terms and conditions of the Merger Agreement, the Sponsor, 890’s officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by 890 from time to time, made by the Sponsor or certain of 890’s officers and directors to finance transaction costs in connection with an intended initial business combination.
●	890’s Initial Stockholders have entered into agreements with 890, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they hold in connection with the completion of 890’s initial business combination.
●	In connection with Closing, 890 will enter into the Registration Rights Agreement, which will provide certain 890 stockholders, including the Initial Stockholders, and certain BuzzFeed stockholders and their permitted transferees with registration rights.
●	Concurrently with the execution of the Merger Agreement, the Sponsor, BuzzFeed, and certain 890 stockholders entered into the Sponsor Support Agreement, pursuant to which, among other things, Sponsor agreed to (i) vote at any meeting of the stockholders of BuzzFeed all of its capital stock of BuzzFeed held of record or thereafter acquired in favor of the Two-Step Merger, the Merger Agreement, the other transactions contemplated thereby and to appoint 890 as such holder’s proxy, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to certain securities, in each case, on the terms and subject to the conditions set forth in BuzzFeed Stockholder Support Agreement.
●	Two members of 890’s board of directors, Mr. David Bank, Executive Vice President, Corporate Development and Strategy for A+E Networks, and Mrs. Linda Yaccarino, Chairman of Global Advertising and Partnerships at NBCUniversal, recused themselves with respect to board deliberations and voting regarding the Business Combination owing to their potential indirect interest in the Business Combination and related transactions.

Interests of BuzzFeed’s Directors and Officers in the Business Combination

When you consider the recommendation of the 890 Board in favor of approval of the Business Combination Proposal, you should keep in mind that BuzzFeed’s directors and officers have interests in such proposal that are different from, or in addition to those of 890 stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

●	Certain members of the BuzzFeed Board and officers of BuzzFeed are expected to become directors and/or officers of New BuzzFeed upon the consummation of the Business Combination. Specifically, the following individuals who are currently officers of BuzzFeed are expected to become officers of New BuzzFeed upon the consummation of the Business Combination, serving in the offices set forth opposite their names below.

Name	Position
Jonah Peretti	Founder, Chief Executive Officer and Director
Felicia DellaFortuna	Chief Financial Officer
Rhonda Powell	Chief Legal Officer and Corporate Secretary
Phuong Dao Nguyen	Publisher

In addition, the following individuals who are currently members of the BuzzFeed Board are expected to become directors of New BuzzFeed upon the consummation of the Business Combination: Joan Amble, Patrick Kerins and Janet Rollé. See “New BuzzFeed Management After the Business Combination.”

●	Certain members of the BuzzFeed Board and the officers of BuzzFeed beneficially own, directly or indirectly, shares of BuzzFeed common stock and/or preferred stock, and will be entitled to receive a portion of the Closing Merger Consideration contemplated by the Merger Agreement upon the consummation of the proposed Business Combination. See the section entitled “Beneficial Ownership of Securities” for a further discussion of the equity interests of BuzzFeed’s directors and officers in the Business Combination.
●	Certain members of the BuzzFeed Board and officers of BuzzFeed beneficially own options to purchase shares of BuzzFeed common stock and RSUs to acquire BuzzFeed common stock, which options and RSUs will be substituted by New BuzzFeed upon consummation of the Business Combination. The treatment of such equity awards in connection with the Business Combination is described in the section entitled “The Merger Agreement — Treatment of BuzzFeed Equity Interests and Convertible Securities,” which description is incorporated by reference herein. See “Beneficial Ownership of Securities,” “Executive Compensation” and “New BuzzFeed Management After the Business Combination.”

The ownership of equity by BuzzFeed’s named executive officers and non-employee directors as of June 30, 2021, is set forth in the table below.

Name	Common Stock	Preferred Stock	Vested Stock Options	Unvested Stock Options	RSUs
Named Executive Officers
Jonah Peretti(1)	2,761,264	3,675,771	—	—	—
Rhonda Powell	—	—	—	—	850,000
Phuong Dao Nguyen	—	—	1,170,000	—	1,170,000
Non-Employee Directors
Joan Amble	—	—	—	—	—
Scott English	—	—	—	—	—
Eric Hippeau	—	—	—	—	—
Patrick Kerins(2)	—	5,011,076	—	—	—
William Porteous	—	—	—	—	—
Janet Rollé	—	—	—	—	350,000
(1)	Consists of (i) (A) 2,658,450 shares of BuzzFeed Class B common stock, (B) 1,587,886 shares of BuzzFeed Series A-1 preferred stock and (C) 250,000 shares of BuzzFeed Series A preferred stock held by Jonah Peretti, LLC and (ii) (A) 102,814 shares of BuzzFeed Class B common stock, (B) 1,587,887 shares of BuzzFeed Series A-1 preferred stock and (C) 250,000 shares of BuzzFeed Series A preferred stock over which Mr. Peretti holds an irrevocable proxy granted by John Johnson III and Johnson BG pursuant to the Holder Voting Agreement (for further discussion see “Beneficial Ownership of Securities”). See “Certain Relationships and Related Party Transactions — Certain Relationships and Related Party Transactions — New BuzzFeed — Holder Voting Agreement.” Mr. Peretti is the managing member of Jonah Peretti LLC and has sole voting, investment and dispositive power over the shares held by Jonah Peretti, LLC.
(2)	Consists of (i) 3,890,041 shares of BuzzFeed Series C preferred stock and (ii) 1,121,035 shares of BuzzFeed Series D preferred stock held by New Enterprise Associates 13, L.P. (“NEA 13”). The securities directly held by NEA 13 are indirectly held by NEA Partners 13, L.P. (“NEA Partners 13”), the sole general partner of NEA 13, NEA 13 GP, LTD (“NEA 13 LTD”), the sole general partner of NEA Partners 13 and each of the individual directors of NEA 13 LTD. Mr. Kerins is a director of NEA 13 LTD and shares voting and dispositive power with regard to BuzzFeed’s securities directly held by NEA 13.

Certain Engagements in Connection with the Business Combination and Related Transactions

Cowen and Craig-Hallum have acted as financial advisors to 890 in connection with the Business Combination. In addition, Cowen and Craig-Hallum were underwriters on the IPO of 890. BofA was engaged by BuzzFeed to act as financial advisor to BuzzFeed in connection with the Business Combination and will receive compensation in connection therewith. Further, PA 2 Co-Investment LLC, an affiliate of Cowen, is the beneficial owner of approximately 1.9% of 890’s outstanding common stock and Craig-Hallum is the beneficial owner of less than 1% of 890’s outstanding common stock, in each case via ownership of Class A common stock, unexercisable warrants and founder shares.

At the time of its IPO, 890 also engaged Cowen and Crag-Hallum to provide marketing services and Cowen and Craig-Hallum will receive compensation in connection therewith contingent upon the closing of the Business Combination.

890 also engaged Cowen and Craig-Hallum to act as co-placement agent with BofA on its Convertible Note Financing. Cowen, Craig-Hallum and BofA will receive fees and expense reimbursements in connection therewith. After carefully considering the potential benefits of engaging BofA for both roles, 890 and BuzzFeed each consented to BofA’s roles as financial advisor to BuzzFeed in connection with the Business Combination and as co-placement agent to 890 in connection with the Convertible Note Financing and waived any potential conflicts in connection with such dual roles.

In addition, Cowen (together with its affiliates), Craig-Hallum (together with its affiliates) and BofA (together with its affiliates) are each full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services. From time to time, Cowen, Craig-Hallum, and BofA and their affiliates may have provided various investment banking and other commercial dealings unrelated to the Business Combination or the Convertible Note Financing to 890 and its affiliates, and has received customary compensation in connection therewith. In addition, Cowen, Craig-Hallum, and BofA and their respective affiliates may provide investment banking and other commercial dealings to 890, BuzzFeed and their respective affiliates in the future, for which they would expect to receive customary compensation.

In addition, in the ordinary course of its business activities, Cowen, Craig-Hallum, and BofA and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of 890 or its affiliates. Cowen, Craig-Hallum, and BofA and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. For additional details, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” included in this proxy statement/prospectus.

		Assuming
	Assuming No	Maximum
(in millions)	Redemption	Redemptions
Sources
Existing BuzzFeed Stockholders Equity Rollover	$1,335	$1,335
890 Cash in Trust	$288	$—
Cash from Balance Sheet	$161	$161
Convertible Note	$150	$150
Total Sources	$1,934	$1,646
Uses
Existing BuzzFeed Stockholders Equity Rollover	$1,235	$1,235
Common Stock Issued to Complex Networks Equityholders	$100	$100
Cash Payment to Complex Networks Equityholders	$200	$200
Cash to Balance Sheet	$351	$63
Payment of Transaction Expenses	$48	$48
Total Uses	$1,934	$1,646

Directors and Executive Officers of New BuzzFeed After the Business Combination

Subject to the occurrence of the Closing and any limitation with respect to any specific individual imposed under applicable laws and the listing requirements of Nasdaq, effective as of the Closing, 890 will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the New BuzzFeed Board to consist of seven directors, which will initially include: (i) one director nominee designated by 890; (ii) two director nominees designated by the mutual agreement of BuzzFeed and 890; and (iii) the remaining four director nominees designated by BuzzFeed pursuant to written notice to 890 prior to Closing. On the Closing Date, 890 shall enter into customary indemnification agreements reasonably satisfactory to BuzzFeed with the individuals to be elected as members of the New BuzzFeed Board, which indemnification agreements shall continue to be effective immediately following the Closing.

Immediately after the Effective Time, the board of directors and executive officers of the Surviving Entity shall be the board of directors and executive officers of BuzzFeed as of immediately prior to the Effective Time. Immediately after the Second Merger

Effective Time, the board of directors and executive officers of the Surviving Company shall be the board of directors and executive officers of the Surviving Entity as of immediately prior to the Second Merger Effective Time.

Stock Exchange Listing

890’s units, Class A common stock and Public Warrants are publicly traded on Nasdaq under the symbols “ENFAU,” “ENFA,” and “ENFAW,” respectively. 890 intends to apply to list the New BuzzFeed Class A common stock on Nasdaq under the symbol “BZFD” upon the Closing.

Accounting Treatment

The Two-Step Merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, 890 will be treated as the “acquired” company for accounting purposes. Accordingly, for accounting purposes, the reverse recapitalization will be treated as the equivalent of BuzzFeed issuing stock for the net assets of 890, accompanied by a recapitalization. The net assets of 890 will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the reverse recapitalization will be those of BuzzFeed.

The C Acquisition will be treated as a business combination under FASB ASC 805, and will be accounted for using the acquisition method of accounting. BuzzFeed will record the fair value of assets acquired and liabilities assumed from Complex Networks.

BuzzFeed has been determined to be the accounting acquirer of 890 and Complex Networks based on evaluation of the following facts and circumstances:

●	BuzzFeed’s existing stockholders will own the majority of the shares and have the majority of the voting interests in the combined entity under the no redemption and maximum redemption scenarios with over 94% of the voting interests in each scenario;
●	BuzzFeed will appoint the majority of the directors on the New BuzzFeed Board;
●	BuzzFeed’s existing management will comprise the majority of the management of New BuzzFeed;
●	BuzzFeed is the larger entity based on historical revenue and business operations and will comprise the majority of the ongoing operations of New BuzzFeed; and
●	New BuzzFeed will assume BuzzFeed’s name.

The preponderance of evidence as described above is indicative that BuzzFeed is the accounting acquirer of 890 and Complex Networks.

Vote Required for Approval

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only with the affirmative vote of a majority of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

890’s Sponsor, Linda Yaccarino, Kelli Turner, David Bank, Jon Jashni and Scott Flanders, along with 890’s directors and officers have agreed to vote the founder shares and any public shares owned by them in favor of the Business Combination Proposal. See “Ancillary Agreements Related to the Business Combination — Sponsor Support Agreement” for more information.

Recommendation of 890 Board

THE 890 BOARD UNANIMOUSLY RECOMMENDS THAT THE 890 STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of 890’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of 890 and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of 890’s Directors and Officers in the Business Combination” for a further discussion.

THE MERGER AGREEMENT

The following describes certain aspects of the Business Combination, including the material provisions of the Merger Agreement. The following description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A, and is incorporated by reference into this proxy statement /prospectus. We urge you to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the Business Combination.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary are included to provide you with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties by 890 and BuzzFeed. The representations, warranties and covenants made in the Merger Agreement by 890 and BuzzFeed were qualified and subject to important limitations agreed to by 890 and BuzzFeed in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that 890 and BuzzFeed each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of 890 or BuzzFeed, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 280. 890 will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

Structure of the Business Combination

Under the Merger Agreement: (a) Merger Sub will merge with and into BuzzFeed (the “Merger”), with BuzzFeed being the surviving entity of the Merger (such company, in its capacity as the surviving entity of the Merger, the “Surviving Entity”) and (b) immediately following the Merger and as part of the same overall transaction as the Merger, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger” and, together with the Merger, the “Two-Step Merger”), with Merger Sub II being the surviving company (the “Surviving Company”) of the Two-Step Merger. The transactions set forth in the Merger Agreement, including the Two-Step Merger, will constitute a “Business Combination” as contemplated by 890’s Current Charter.

Closing and Effective Time of the Two-Step Merger

Unless 890 and BuzzFeed otherwise mutually agree, the Closing will take place on a mutually acceptable date which shall be no later than three business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as 890 and BuzzFeed agree in writing. See “The Merger Agreement — Conditions to Closing” beginning on page 106 for a more complete description of the conditions that must be satisfied prior to Closing.

On the Closing Date, 890, BuzzFeed, and Merger Sub will cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Merger will become effective at the time the certificate of merger has been duly filed. The time at which the Merger becomes effective is sometimes referred to in this proxy statement/prospectus as the “Effective Time.” Immediately after the Effective Time, 890 and Merger Sub II will cause the Second Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Second Merger will become effective at the time the certificate of merger has been duly filed. The time at which the Second Merger becomes effective is sometimes referred to in this proxy statement/prospectus as the “Second Merger Effective Time.”

As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the fourth quarter of 2021. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by the Outside Date, the Merger Agreement may be terminated by either 890 or BuzzFeed (provided, however, that if the SEC has not declared effective the Registration Statement on or prior to November 24, 2021, the Outside Date shall be automatically extended to February 24, 2022). However, a party may not terminate the Merger Agreement pursuant to the provision described in this paragraph if the failure of the Transactions to occur by the Outside Date is due primarily to a breach of the Merger Agreement by action or failure to act of the party seeking to terminate the Merger Agreement. See “Summary of the Proxy Statement/ Prospectus — Termination” beginning on page 6.

Two-Step Merger Consideration

890 has agreed to acquire all of the outstanding equity interests of BuzzFeed for approximately $1.2345 billion in aggregate consideration, with each BuzzFeed stockholder receiving New BuzzFeed common stock as described below.

Treatment of BuzzFeed Equity Interests and Convertible Securities

Common Stock

At the Effective Time, each share of BuzzFeed capital stock (other than BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive a portion of the Closing Merger Consideration, with each BuzzFeed stockholder being entitled to receive the following:

(a)with respect to each share of Series F Preferred Stock and Series G Preferred Stock (other than Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders: a number of shares of New BuzzFeed Class A common stock equal to the quotient, rounded to the tenth decimal place, obtained by dividing: (A) 30,880,000 shares of 890 Class A common stock by (B) the aggregate number of shares of Series F Preferred Stock and Series G Preferred Stock outstanding as of the Effective Time; and
(b)with respect to each share of BuzzFeed Class A common stock and BuzzFeed Preferred Stock (other than Series F Preferred Stock, Series G Preferred Stock, BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders: a number of shares of New BuzzFeed Class A common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00; and
(c)with respect to each share of BuzzFeed Class B common stock (other than Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders: a number of shares of New BuzzFeed Class B common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00; and
(d)with respect to each share of BuzzFeed Class C common stock (other than BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders: a number of shares of New BuzzFeed Class C common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00.

Options

At the Effective Time, each option to purchase shares of the BuzzFeed Class A common stock (a “BuzzFeed Option”) that is outstanding immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed Option, be substituted by New BuzzFeed and converted into an option to purchase shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (as defined herein) (each, a “New BuzzFeed Option”) except that (a) such New BuzzFeed Option will provide the right to purchase that whole number of shares of New BuzzFeed Class A common stock (rounded down to the nearest whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed Option as of immediately prior to the Effective Time, multiplied by the option exchange ratio applicable to such BuzzFeed Option as determined in accordance with the Merger Agreement, and (b) the exercise price per share for each such New BuzzFeed Option shall be equal to the exercise price per share of such BuzzFeed Option in effect immediately prior to the Effective Time, divided by the option exchange ratio applicable to such BuzzFeed Option (the exercise price per share, as so determined on an aggregate basis, being rounded to the nearest full cent). The New BuzzFeed Options will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed Options. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the option holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to exercise under such holder’s New BuzzFeed Option after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed Option will be subject to all of the terms and conditions of the 2021 EIP (including exercisability and termination related provisions) and respective stock option grant agreements for the New BuzzFeed Options (rather than the terms and conditions of the applicable BuzzFeed incentive plan and stock option grant agreements under which the BuzzFeed Options were originally granted).

Restricted Stock Awards

At the Effective Time, each BuzzFeed Restricted Stock Award that is outstanding as of immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed Restricted Stock Award, be substituted by New BuzzFeed and converted into the right to receive shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (each, a “New BuzzFeed RSA”) except that such New BuzzFeed RSA shall provide opportunity to be issued that whole number of shares of New BuzzFeed Class A common stock(rounded down to the nearest whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed Restricted Stock Award as of immediately prior to the Effective Time, multiplied by the Restricted Stock Award exchange ratio applicable to such BuzzFeed Restricted Stock Award as determined in accordance with the Merger Agreement. The New BuzzFeed RSA will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed Restricted Stock Award. Continuous employment with or services provided to the BuzzFeed or any of its subsidiaries will be credited to the BuzzFeed Restricted Stock Award holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to such holder’s New BuzzFeed RSA after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed RSA will be subject to all of the terms and conditions of the 2021 EIP and agreements (including repurchase provisions) for the New BuzzFeed RSA (rather than the terms and conditions of the applicable BuzzFeed incentive plan and agreements under which the BuzzFeed Restricted Stock Award were originally issued).

Restricted Stock Units

At the Effective Time, each BuzzFeed restricted stock unit (“BuzzFeed RSU”) that is outstanding as of immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed RSU, be substituted by New BuzzFeed and converted into a restricted stock unit representing the opportunity to be issued shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (each, a “New BuzzFeed RSU”) except that such New BuzzFeed RSU shall provide opportunity to be issued that whole number of shares of New BuzzFeed Class A common stock (rounded to the nearest whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed RSU as of immediately prior to the Effective Time, multiplied by the RSU exchange ratio applicable to such BuzzFeed RSU as determined in accordance with the Merger Agreement. The New BuzzFeed RSUs will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed RSUs. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the BuzzFeed RSU holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to issuance under such holder’s New BuzzFeed RSU after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed RSUs will be subject to all of the terms and conditions of the 2021 EIP (including settlement related provisions) and agreements for the New BuzzFeed RSUs (rather than the terms and conditions of the applicable BuzzFeed incentive plan and agreements under which the BuzzFeed RSUs were originally granted).

Covenants and Agreements

Conduct of BuzzFeed Businesses Prior to the Completion of the Two- Step Merger

From the date of the Merger Agreement to the Closing or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, BuzzFeed has agreed that it will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to carry on its business in the ordinary course consistent with past practice, except (a) to the extent that 890 otherwise consents in writing (which may not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by the Merger Agreement or the

BuzzFeed Disclosure Letter; (c) to the extent required to perform its obligations under or contemplated by the C Acquisition Transaction Documents; or (d) as may be required by Applicable Legal Requirements.

In addition to and without limiting the general covenants above, BuzzFeed has agreed that until the earlier of the termination of the Merger Agreement pursuant to its terms or the Closing (except as permitted by the terms of the Merger Agreement, as set forth the BuzzFeed Disclosure Letter, or as required by Applicable Legal Requirements), it will not, and will cause its Subsidiaries not to, without the written consent of 890 (which may not be unreasonably withheld, conditioned or delayed):

●	except as otherwise required by any existing BuzzFeed benefit plan: (i) increase, award or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus or other payment, right or benefit to, any current or former employee, director or independent contractor of any Group Company, except any such person with an annual base salary or wage rate of less than $250,000 in the ordinary course of business consistent with past practice; (ii) award, grant or pay any severance, termination or retention payments or benefits or change in control or transaction bonus pay or benefits to, or otherwise increase the severance, termination, retention payments or benefits or change in control or transaction bonus pay or benefits of, any current or former employee, director or independent contractor of any Group Company; (iii) enter into, amend (other than immaterial amendments) or terminate any BuzzFeed benefit plan or any employee benefit plan, policy, program, practice, agreement, trust or arrangement that would have constituted an BuzzFeed benefit plan if it had been in effect on the date of the Merger Agreement (other than annual renewal of welfare plans in the ordinary course of business that does not result in a material increase in cost to the Group Companies); (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any BuzzFeed benefit plan; (v) grant any equity or equity-based compensation awards; (vi) loan or advance any money or other property to any present or former employee, director or independent contractor or any Group Company (other than (a) routine expense advances to employees, directors or independent contractors of any Group Company and (b) employee loans taken against an employee’s 401(k) plan contributions) or (vii) terminate any employee or independent contractor (other than for cause), if such terminated employee or consultant receives, annual base compensation (or annual base wages or fees) in excess of $250,000;
●	(i) transfer, sell, assign, license, sublicense, encumber, impair, abandon, cancel, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of BuzzFeed in any owned intellectual property or licensed intellectual property, in each case, that is material to any of the businesses of the Group Companies; (ii) extend, amend, waive, cancel or modify any material rights in or to any owned intellectual property or licensed intellectual property, in each case, that is material to any business of the Group Companies; (iii) fail to diligently prosecute the Patent applications owned by BuzzFeed other than applications BuzzFeed, in the exercise of its good faith business judgment, has determined to abandon; or (iv) divulge, furnish to or make accessible any trade secrets constituting material owned intellectual property or any trade secrets of any person or entity to whom any Group Company has a confidentiality obligation to any third party who is not subject to an enforceable written agreement to maintain the confidentiality of such trade secrets, other than, in each of (i) through (iv), in the ordinary course of business consistent with past practice; provided, that BuzzFeed shall not license on an exclusive basis or sell any material owned intellectual property other than exclusive licenses or sales (A) resulting from the exercise of options or other rights granted by the Group Companies to third parties before the date of the Merger Agreement or (B) in the context of co-production or co-development agreements, in each case of (A) and (B), in the ordinary course of business;
●	except for transactions solely among the Group Companies: (i) directly or indirectly declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any Group Company, other than pursuant to the terms of a BuzzFeed Option, BuzzFeed Restricted Stock Award or BuzzFeed RSU; (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any Group Company; (iv) directly or indirectly declare, set aside or pay any dividend or make any other distribution; or (v) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;
●	amend BuzzFeed Organizational Documents, or form or establish any Subsidiary;
●	(i) merge, consolidate or combine with any person or entity; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;
●	sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, any material assets (other than intellectual property) or material properties, other than any sale, lease or disposition in the ordinary course of business consistent with past practice or as set forth in BuzzFeed Disclosure Letter;
●	(i) issue or sell any debt securities or rights to acquire any debt securities of any of the Group Companies or guarantee any debt securities of another person or entity; (ii) make, incur, create or assume any Indebtedness, loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any person or entity other than any of the Group Companies except for (A) loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of the Merger Agreement, in each case set forth in the BuzzFeed Disclosure Letter; provided, that any such amounts do not exceed $250,000 in the aggregate and remain with BuzzFeed for general working capital expenditures in the ordinary course of business and (B) equipment financing arrangements entered into in the ordinary course of business; (iii) except in the ordinary course of business consistent with past practice, create any material liens on any material property or assets of any of the Group Companies in connection with any Indebtedness thereof (other than liens permitted in accordance with the terms of the Merger Agreement); (iv) cancel or forgive or prepay any Indebtedness owed to any of the Group Companies; or (v) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business consistent with past practice (but not to exceed in the aggregate $10,000,000);
●	(i) release, assign, compromise, settle or agree to settle any legal proceeding material to the Group Companies, taken as a whole and not concerning an uninsured amount in excess of $5,000,000 in the aggregate or (ii) commence any legal proceeding material to the Group Companies, taken as a whole;
●	(i) enter into any contract that would have been a BuzzFeed Affiliate contract or C Acquisition Transaction Document or, except in the ordinary course of business consistent with past practice, a BuzzFeed Material Contract, in either case had it been entered into prior to the date of the Merger Agreement or (ii) waive, delay the exercise of, release or assign any material rights or claims under any BuzzFeed Affiliate contract or C Acquisition Transaction Document or, except in the ordinary course of business consistent with past practice, a BuzzFeed Material Contract;
●	modify, amend or terminate in a manner that is adverse to the applicable Group Companies, any BuzzFeed Affiliate contract, BuzzFeed Material Contract or C Acquisition Transaction Document;
●	incur or enter into a contract requiring BuzzFeed to make any capital expenditures in excess of $500,000 in any 12-month period;
●	except as required by U.S. GAAP (or any interpretation thereof), make any change in accounting methods, principles or practices;
●	(i) make or rescind any material tax election; (ii) settle or compromise any material tax claim; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file any amendment to any material tax return or any income tax return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of taxes may be issued (other than any extension pursuant to an extension to file any tax return); (vi) knowingly surrender any claim for a refund of taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Applicable Legal Requirement) with any governmental entity; (viii) incur any liability for taxes other than in the ordinary course of business; (ix) prepare any tax return in a manner inconsistent with past practice; (x) take any action or fail to take any action that would reasonably be expected to prevent, impair or impede the Two-Step Merger from qualifying for the intended tax treatment; or (xi) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of BuzzFeed or any BuzzFeed Subsidiary;

●	subject to the first covenant listed above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth in the Company Disclosure Letter as existing on the date of the Merger Agreement;
●	engage in any material new line of business;
●	voluntarily fail to maintain, cancel or materially change coverage under, in a manner detrimental to any Group Company, any insurance policy maintained with respect to any Group Company and its assets and properties; or
●	agree in writing or otherwise agree, commit or resolve to take any of the actions prohibited under the foregoing.

Conduct of 890 Prior to the Completion of the Two-Step Merger

From the date of the Merger Agreement to the Closing or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, 890 has agreed that it will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to carry on its business in the ordinary course, except (a) to the extent that BuzzFeed otherwise consents in writing (which may not to be unreasonably withheld, conditioned or delayed); or (b) as expressly contemplated by the Merger Agreement (including as contemplated by the Note Subscription Agreement).

In addition to and without limiting the general covenants above, 890 has agreed that until the earlier of the termination of the Merger Agreement pursuant to its terms or the Closing (except as permitted by the terms of the Merger Agreement or as required by Applicable Legal Requirements (including Pandemic Measures)), it will not, and will cause its Subsidiaries not to, without the written consent of BuzzFeed (which may not be unreasonably withheld, conditioned or delayed):

●	declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;
●	purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of 890 or any of its Subsidiaries;
●	other than in connection with the Note Subscription Agreement or any 890 Working Capital Loans, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;
●	amend the 890 Organizational Documents or form or establish any Subsidiary;
●	(i) merge, consolidate or combine with any person or entity; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;
●	incur any Indebtedness or guarantee any such Indebtedness of another person or entity, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of 890, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business and except with respect to any 890 Working Capital Loans;
●	except as required by GAAP (or any interpretation thereof), make any change in accounting methods, principles or practices;

●	make or rescind any material tax election; (ii) settle or compromise any material tax claim; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file any amendment to any material tax return or any income tax return; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Applicable Legal Requirement) with any governmental entity; (viii) create any material liens on any material property or assets of 890 or Merger Sub; (ix) incur any liability for taxes other than in the ordinary course of business; or (x) take any action or fail to take any action that would reasonably be expected to prevent, impair or impede Two-Step Merger from qualifying for the intended tax treatment;
●	(i) adopt or amend any employee benefit plan, or enter into any employment contract or collective bargaining agreement, other than the Incentive Plan or the ESPP, or (ii) hire any employee or any other individual to provide services to 890 or its Subsidiaries;
●	(i) enter into any material contract or other contract that will not be terminable for convenience on or before Closing without requiring the payment of any amount or any post-Closing liability or obligation, (ii) modify, amend or terminate any material contract or (iii) waive, delay the exercise of, release or assign any material rights or claims under any material contract;
●	liquidate, dissolve, reorganize or otherwise wind up the business or operations of 890 or Merger Sub or Merger Sub II;
●	commence, settle or compromise any legal proceeding;
●	engage in any material new line of business;
●	amend the Trust Agreement or any other agreement related to the Trust Account;
●	make any expenditures utilizing funds in the Trust Account; or
●	agree in writing or otherwise agree, commit or resolve to take any of the actions prohibited under the foregoing.

Efforts to Consummate, HSR Act and Regulatory Approvals

BuzzFeed and 890 and their respective subsidiaries have agreed to use their reasonable best efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the Business Combination in the most expeditious manner practicable, including to (i) take commercially reasonable actions necessary to cause the Closing conditions to be satisfied; (ii) obtain from any governmental authority, including any governmental authority with regulatory jurisdiction over enforcement of any applicable antitrust laws, all approvals as are necessary for the consummation of the Business Combination and (iii) take commercially reasonable actions necessary to obtain all consents, approvals or waivers from third parties required to make effective the Business Combination; (iv) defend any suits, claims, actions, investigations or proceedings challenging the Merger Agreement or the consummation of the Business Combination; and (v) execute or deliver any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Business Combination.

As promptly as practicable after the date of the Merger Agreement, BuzzFeed and 890 shall prepare and file the notification required of it under the HSR Act within 10 Business Days after the date of the Merger Agreement and shall promptly and in good faith respond to all information requested by any governmental authority in connection with such notification.

BuzzFeed and 890 have agreed to work with each other in good faith, to promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other antitrust laws and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable or obtain the applicable approvals as soon as practicable, and to promptly provide the other with copies of all substantive written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, or any of their respective affiliates and any third party or governmental authority, with respect to the transactions contemplated by the Merger Agreement.

Without limiting the foregoing, 890 and BuzzFeed have agreed to: (i) promptly inform the other of any communication to or from any governmental authority regarding the Business Combination; (ii) permit each other to review in advance any proposed substantive written communication to any such governmental authority and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any legal proceeding with respect to such transactions; (iv) not agree to participate in any substantive meeting or discussion with any such governmental authority in respect of any filing, investigation or inquiry concerning the Merger Agreement or the Business Combination unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such legal proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such party and their affiliates and any third party or governmental authority, with respect to the Merger Agreement and the Business Combination.

890, on the one hand, and BuzzFeed, on the other hand, have each agreed to pay 50% of all filing fees payable in connection with the HSR Act in connection with transactions contemplated by the Merger Agreement.

Proxy Solicitation

890 shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, establish a record date (which date will be mutually agreed with BuzzFeed) for, duly call, give notice of, convene and hold the 890 Special Meeting in accordance with the DGCL, (ii) convene the Special Meeting no later than 45 days after the Proxy Statement is mailed, and (iii) use reasonable best efforts to obtain 890 stockholders’ approval of each of the proposals contained in this proxy statement/prospectus, including by soliciting proxies, as promptly as practicable in accordance with Applicable Legal Requirements, from 890’s stockholders to vote in favor of each such proposal. 890 has agreed, through the 890 Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus (the “890 board recommendation”) and shall include the 890 Board recommendation in this proxy statement/prospectus, subject to the obligations described in this paragraph. The 890 Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the 890 Board recommendation, except as required by law. Notwithstanding the foregoing, 890 shall have the right to postpone or adjourn the Special Meeting, (i) if the 890 Board has determined in good faith that a supplement or amendment to the Proxy Statement is required by Applicable Legal Requirements and postponement or adjournment is necessary to ensure that the supplement or amendment is disseminated to 890 stockholders prior to the Special Meeting; (ii) if on a date for which the 890 Special Meeting is scheduled, there are insufficient 890 Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting, (iii) in order to solicit additional proxies from stockholders to obtain approvals of the proposals contained in this proxy statement/prospectus, or (iv) if the 890 Class A common stockholders have elected to redeem a number of 890 Class A common stock which would reasonably be expected to result in 890 not satisfying BuzzFeed’s Required Funds or the obligation to pay the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) in accordance with the terms of the C Acquisition Purchase Agreement not being satisfied, in each case following payment of the BuzzFeed Transaction Costs and 890 Transaction Costs. 890 has agreed to reconvene the Special Meeting as promptly as practicable, but not more than 10 business days after originally scheduled Special Meeting or the most recently adjourned Special Meeting and no later than four business days prior to the Outside Date, after the foregoing matters have been resolved.

Consent Solicitation

As promptly as practicable after this proxy statement/prospectus is declared effective by the SEC and promptly following delivery of the effective proxy statement/prospectus to BuzzFeed stockholders, BuzzFeed shall use its reasonable best efforts to obtain and deliver to 890 a written consent of Key BuzzFeed Stockholders evidencing the adoption of the Merger Agreement (the “company requisite approval”). In the event that BuzzFeed is unable to obtain the company requisite approval, BuzzFeed has agreed to convene a meeting of BuzzFeed stockholders to vote upon the adoption of the Merger Agreement and the Business Combination as soon as reasonably practicable after this proxy statement/prospectus is declared effective. If such BuzzFeed stockholder meeting is convened, BuzzFeed will use its reasonable best efforts to obtain the company requisite approval at such meeting.

No Solicitation & 890 Exclusivity

From the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, other than with respect to the Two-Step Merger and the Business Combination, BuzzFeed has agreed not to, shall cause its Subsidiaries not to, and shall direct its stockholders, employees, agents, officers, directors, representatives and advisors (collectively, the “representatives”) not to, directly or indirectly:

●	solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person or entity (other than 890 and its agents, representatives, advisors)

concerning any merger, sale of ownership interests and/or assets of BuzzFeed, recapitalization or similar transaction (each, a “company business combination”);
●	enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a company business combination; or
●	commence, continue or renew any due diligence investigation regarding a company business combination.

In addition, BuzzFeed has agreed to, shall cause its Subsidiaries and BuzzFeed stockholders to, and shall cause their respective representatives to, immediately cease any and all existing discussions or negotiations with any person or entity concerning any company business combination, other than with respect to the Two-Step Merger and the Business Combination.

From the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, other than with respect to the Two-Step Merger and the Business Combination, 890, Merger Sub and Merger Sub II have agreed not to, shall cause their respective representatives not to, directly or indirectly:

●	solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person or entity (other than BuzzFeed, the BuzzFeed Stockholders, CM Partners, LLC and their respective representatives) concerning any merger, purchase of ownership interests or assets of 890, recapitalization or similar business combination transaction (each, an “890 business combination”);
●	enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an 890 business combination; or
●	commence, continue or renew any due diligence investigation regarding an 890 business combination.

890, Merger Sub and Merger Sub II have agreed to, and shall cause their respective representatives to, immediately cease any and all existing discussions or negotiations with any person or entity with respect to any 890 business combination.

BuzzFeed and 890 have agreed to promptly (and in any event within 24 hours) notify, in writing, the other party of the receipt of any inquiry, proposal, offer or submission received after the date of the Merger Agreement with respect to a company business combination or an 890 business combination (including the identity of the person or entity making such inquiry or submitting such proposal, offer or submission). If BuzzFeed or 890 or their representatives receives an inquiry, proposal, offer or submission with respect to a company business combination or an 890 business combination, such party shall provide the other parties with a copy of such inquiry, proposal, offer or submission.

Nasdaq Listing

Through the Closing, 890 has agreed to use reasonable best efforts to (a) ensure 890 remains listed as a public company on Nasdaq and (b) keep the 890 Class A common stock and 890 Warrants listed for trading on Nasdaq. After the Closing, 890 has agreed to use commercially reasonable efforts to continue the listing for trading of the 890 Class A common stock and 890 Warrants on Nasdaq. 890 has agreed to use reasonable best efforts to cause the New BuzzFeed Class A common stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq at Closing.

Indemnification of Directors and Officers

New BuzzFeed has agreed that all rights to exculpation, indemnification and advancement of expenses existing in favor of each present and former directors or officers of any Group Company shall survive the Closing and shall continue in full force and effect. Without limiting the foregoing, New BuzzFeed has agreed to use reasonable best efforts to cause the Surviving Entity and the other Group Companies to, (i) maintain, for a period of not less than six years from the Closing Date, provisions in the Group Companies’ indemnification agreements, certificates of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of officers and directors that are no less favorable to such persons than the provisions of the indemnification agreements, certificates of incorporation (if applicable), bylaws and other organizational documents as in effect immediately prior to the Closing Date, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, provided that all rights to indemnification or advancement of expenses with respect to any legal proceedings pending or asserted or any claim made within such period shall continue until the disposition of such legal proceeding or resolution of such claim. New BuzzFeed has further agreed that from and after the Closing Date, New BuzzFeed will use reasonable best efforts to cause the Surviving Entity and the other Group Companies to honor, in accordance with their respective terms, each of the covenants contained in this paragraph without limit as to time.

Prior to the Closing, New BuzzFeed has agreed to and to cause the Surviving Company to purchase a six year directors’ and officers’ liability insurance policy (the “Policy Obligation”) in respect of acts or omissions occurring prior to the Effective Time and as of the date of the Merger Agreement, covering 890’s and BuzzFeed’s existing directors’ and officers’ liability insurance policy on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement. The Policy Obligation can be fulfilled, at the election of New BuzzFeed, either through the annual renewal of the insurance policy or through the purchase of a “tail” or “runoff” for the insurance policies in effect prior to the date of the Merger Agreement.

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

●	Each of BuzzFeed and 890 providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to BuzzFeed’s, the other Group Companies’, and 890’s personnel, properties, books and records, and all such additional financial and operating data and other information regarding its business as reasonably requested;
●	BuzzFeed agreeing: (i) that neither it nor any of its Affiliates will engage in any transactions involving securities of 890 prior to the public announcement of the Business Combination and all of the material terms of the business and operations of BuzzFeed; and (ii) to use commercially reasonable efforts to require each of its officers, directors, employees to comply with the foregoing requirement;
●	BuzzFeed, on behalf of itself and its Affiliates, waiving any and all claims against the Trust Account and claims in or to the monies in the Trust Account or distributions therefrom that BuzzFeed or any of its Affiliates may have against the Trust Account;
●	890 keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;
●	890 taking steps to exempt the acquisition of 890 Class A common stock, 890 Class B common stock and 890 Class C common stock from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;
●	maintaining in effect directors’ and officers’ liability insurance for a period of six years from the Effective Time;
●	890 approving and adopting the Incentive Plan and the ESPP;
●	890 using reasonable best efforts to cooperate with BuzzFeed in its efforts to consummate the C Acquisition;
●	cooperation between BuzzFeed and 890 in obtaining third-party consents, approvals, or waivers required to consummate the Business Combination;
●	890 filing a consolidated US federal income tax return with the applicable Group Companies for the period starting on the day following the Closing Date;
●	agreement relating to the intended tax treatment of the transactions contemplated by the Merger Agreement; and
●	confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby.

Representations and Warranties

The Merger Agreement contains representations and warranties made by BuzzFeed to 890 relating to a number of matters, including the following:

●	corporate organization, qualification to do business, good standing and corporate power;
●	corporate organization, qualification to do business, good standing and corporate power of its Subsidiaries;
●	capitalization;
●	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;
●	absence of conflicts with its and its subsidiaries’ organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;
●	required governmental and regulatory consents necessary in connection with the Business Combination;
●	compliance with applicable law;
●	financial statements;
●	internal control;
●	absence of undisclosed liabilities;
●	absence of a material adverse effect since December 31, 2020 and absence of certain other changes;
●	legal proceedings and absence of governmental orders;
●	employee compensation and benefits matters;
●	labor matters;
●	properties and assets;
●	tax matters;
●	environmental matters;
●	broker’s and finder’s fees related to the Business Combination;
●	intellectual property;
●	privacy and cybersecurity;
●	material contracts;
●	insurance;
●	affiliate agreements;
●	accuracy of BuzzFeed’s information provided in this proxy statement/prospectus;

●	absence of certain business practices;
●	matters relating to the C Acquisition;
●	customers and suppliers;
●	acquisitions and acquisition contracts;
●	permits; and
●	indebtedness.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to BuzzFeed means any change, event, occurrence, that, individually or when aggregated with other changes, events, or occurrences has, will have, or has had a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole, or the Surviving Company; provided, however, that no change, event or occurrence arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a “material adverse effect” has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19), epidemics, disease outbreaks, or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or other natural or man-made disasters, or any worsening thereof; (iii) changes attributable to the public announcement or pendency of the transactions contemplated by the Merger Agreement (including the impact thereof on relationships with customers, suppliers, employees or governmental entities); (iv) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Merger Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which BuzzFeed operates; (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a “material adverse effect;” or (ix) any actions required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement; provided, however, that if a change or effect related to clauses (iv) through (vii) disproportionately adversely affects the Group Companies, taken as a whole, compared to other persons or entities operating in the same industry as the Group Companies, then such disproportionate impact may be taken into account in determining whether a “material adverse effect” has occurred.

The Merger Agreement also contains representations and warranties made by 890, Merger Sub, and Merger Sub II to BuzzFeed relating to a number of matters, including the following:

●	corporate organization, qualification to do business, good standing and corporate power;
●	corporate organization, qualification to do business, good standing and corporate power of its Subsidiaries;
●	capitalization;
●	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;
●	absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummate the Business Combination;
●	required governmental and regulatory consents necessary in connection with the Business Combination;
●	compliance with laws;

●	890 SEC reports and financial statements;
●	absence of a material adverse effect since December 31, 2020 and absence of certain other changes;
●	litigation and proceedings;
●	business activities and liabilities;
●	890 material contracts;
●	890 listing;
●	convertible note financing;
●	the Trust Account and Trust Agreement;
●	tax matters;
●	accuracy of 890’s information provided in this proxy statement/prospectus and material compliance with applicable SEC requirements in the filing of this proxy statement/prospectus;
●	employee benefit plans;
●	Board approval and stockholder vote;
●	anti-takeover laws;
●	title to assets;
●	affiliate agreements; and
●	broker’s and finder’s fees related to the Business Combination.

Similar to the BuzzFeed representations and warranties, certain of 890’s representations and warranties are also qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to 890 means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of 890 and Merger Sub, taken as a whole; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a “material adverse effect” has occurred: (i) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Merger Agreement; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

The representations and warranties in the Merger Agreement do not survive the Effective Time and, as described below under “— Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party willfully breached the Merger Agreement prior to such termination or committed intentional fraud in the making of the representations and warranties.

This summary and the copy of the Merger Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by 890 and BuzzFeed, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of 890, BuzzFeed or any of their respective Subsidiaries or Affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to Closing

The completion of the Business Combination is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations

The obligations of the parties to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, certain of which may be waived (if legally permitted) in writing by all of such parties:

●	HSR Act. The applicable waiting period under the HSR Act in respect of the Business Combination shall have expired or been terminated (which condition was satisfied upon expiration of the waiting period on August 9, 2021 at 11:59 p.m.).
●	890 Stockholder Approval. The adoption and approval by 890 stockholders of the Merger Agreement, the Business Combination and other proposals set forth in this proxy statement/prospectus.
●	BuzzFeed Stockholder Approval. The adoption and approval by BuzzFeed stockholders of the Merger Agreement, the Business Combination and other proposals set forth in this proxy statement/ prospectus.
●	No Prohibition. There shall not have been enacted or promulgated any statute, law, ordinance, rule, regulation (in each case of any governmental authority) or any governmental order enjoining or prohibiting the consummation of the Business Combination.
●	C Acquisition. BuzzFeed shall have concurrently consummated the C Acquisition in accordance with the C Acquisition Purchase Agreement.
●	Consummation of the Convertible Note Financing. The Convertible Note Financing shall have been consummated subject to the terms of the Note Subscription Agreement in an aggregate amount equal to the Convertible Financing Amount.
●	Proxy Statement/Prospectus. This proxy statement/prospectus shall have become effective under the Securities Act and no stop order suspending the effectiveness of this proxy statement/prospectus shall have been issued and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Additional Conditions to the Obligations of 890

The obligations of 890 to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by 890:

●	Representations and Warranties.
●	Certain of the representations and warranties of BuzzFeed regarding organization and qualification, BuzzFeed Subsidiaries, capitalization, due authorization, no conflict, and brokers’ fees and third-party expenses shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all material respects on and as of the date of the Merger Agreement and on and as of the Closing

Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).
●	All of the other representations and warranties of BuzzFeed shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) on and as of the date of the Merger Agreement and on and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be likely to result in, a material adverse effect.
●	Agreements and Covenants. Each of the covenants of BuzzFeed to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
●	Officer’s Certificate. BuzzFeed shall have delivered to 890 a certificate signed by an officer of BuzzFeed and dated as of the Closing Date, certifying that the conditions relating to the accuracy of BuzzFeed’s representations and warranties and the performance of its obligations under the Merger Agreement have been fulfilled.
●	No Material Adverse Effect. From the date of the Merger Agreement and continuing, there shall not have occurred any “material adverse effect.”
●	Delivery of Documents. 890 shall have delivered or shall stand ready to deliver all of the certificates, instruments, contracts and other documents specified to be delivered under the Merger Agreement, including: (i) a copy of the duly executed Certificate of Merger, (ii) a copy of the Amended and Restated Registration Rights Agreement, duly executed by Key BuzzFeed Stockholders, (iii) a copy of duly executed Sponsor Support Agreement, (iv) copies of resolutions and actions taken by BuzzFeed’s board of directors and BuzzFeed Stockholders in connection with the approval of the Merger Agreement and the transactions contemplated thereby, (v) a schedule reflecting (A) the calculation of the Closing Number of Securities, (B) the calculation, as of the Closing, of the Closing Merger Consideration, the Aggregate Adjusted Company Share Amount (and the components thereof), the Series F/G Per Share Amount and the Remaining Per Share Amount; (C) the portion of the Closing Number of Securities issuable to each BuzzFeed stockholder at Closing pursuant to the Merger Agreement; (D) the number of New BuzzFeed Options, New BuzzFeed Restricted Stock Awards and New BuzzFeed RSUs issuable to each holder of BuzzFeed Options, BuzzFeed Restricted Stock Awards and BuzzFeed RSUs, respectively, at Closing pursuant to the Merger Agreement; and (E) the aggregate amount and portions of the Closing Cash Consideration and the Stock Consideration (each as defined in the C Acquisition Purchase Agreement) to be paid and issued, respectively, in accordance with the C Acquisition Purchase Agreement, and (vi) a copy of the Voting Agreement duly executed by BuzzFeed’s Chief Executive Officer as of the date of the Merger Agreement and each of his Permitted Transferees (as defined in the BuzzFeed Charter) that holds any shares of BuzzFeed Common Stock or BuzzFeed Preferred Stock issued and outstanding immediately prior to the Effective Time, or that will hold any shares of New BuzzFeed Class A common stock, New BuzzFeed Class B common stock and New BuzzFeed Class C common stock as of immediately following the Closing.

Additional Conditions to the Obligations of BuzzFeed

The obligations of BuzzFeed to consummate the Business Combination is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by BuzzFeed; provided, that BuzzFeed may not waive the Required Funds Condition pertaining to the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) without the prior written consent of the existing owners of Complex Networks in accordance with the terms of the C Acquisition Purchase Agreement:

●	Representations and Warranties.
●	The representations and warranties of 890 with regard to organization and qualification, 890 Subsidiaries, capitalization, authority to enter into the Merger Agreement, and business activities shall be true and correct (without giving effect to any limitation as to “materiality”, “material adverse effect” or any similar limitation set forth therein) in all material respects on and as of the date of the Merger Agreement and on and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

●	Each of the other representations and warranties of 890 contained in the Merger Agreement (other than the representations and warranties related to organization and qualification, 890 Subsidiaries, capitalization, authority to enter into the Merger Agreement, and business activities) shall be true and correct (without giving effect to any limitation as to “materiality,” “material adverse effect” or any similar limitation set forth therein) on and as of the date of the Merger Agreement and on and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date) except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably likely to have, a material adverse effect.
●	Agreements and Covenants. Each of the agreements and covenants of 890 and the Merger Sub to be performed or complied with on or prior to the Closing Date shall have been performed or complied with in all material respects.
●	Officer’s Certificate. 890 shall have delivered to BuzzFeed a certificate signed by an executive officer of 890 and dated the Closing Date, certifying that the conditions relating to the accuracy of 890’s representations and warranties and the performance of 890’s obligations under the Merger Agreement have been fulfilled.
●	Delivery of Documents. 890 shall have delivered or shall stand ready to deliver all of the certificates, instruments, contracts and other documents specified to be delivered under the Merger Agreement, including certified copies of the Proposed Charter and Proposed Bylaws, a copy of the duly executed Amended and Restated Registration Rights Agreement, copies of resolutions and actions taken by 890’s and Merger Sub’s boards of director and stockholders in connection with approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, written resignations in forms satisfactory to BuzzFeed, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of 890 and Merger Sub who will not retain such positions upon the Closing, Indemnification Agreements duly executed by 890, a copy of a signed writing in a form reasonably satisfactory to BuzzFeed evidencing 890’s irrevocable election to voluntarily convert all shares of 890 Class B common stock held by 890 into 890 Class A common stock effective as of no later than immediately prior to the Effective Time.
●	Proposed Charter & Proposed Bylaws. The Proposed Charter shall have been filed with the Secretary of State of the State of Delaware and become effective. The Proposed Bylaws shall have been adopted and become effective.
●	Trust Account Funds. Appropriate arrangements must have been made by 890 to have the Trust Account funds (less amounts payable: (i) for franchise and income tax obligations of 890 prior to Closing, (ii) to 890 Stockholders who elect to have their 890 Class A common stock converted to cash in connection with the offer of redemption made to 890 Stockholders, and (iii) as repayment of loans and reimbursement of expenses to 890 directors, officers and stockholders) available to 890 for payment of the BuzzFeed Transaction Costs and 890 Transaction Costs at Closing.
●	BuzzFeed’s Required Funds. The funds contained in the Trust Account, together with the Convertible Financing Amount, shall equal or exceed BuzzFeed’s Required Funds and, when combined with BuzzFeed’s own cash balances as of the Closing, shall be sufficient to pay the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) to Verizon CMP Holdings LLC (“Verizon CMP”) and HDS II, Inc. (“HDS II”) in accordance with the terms of the C Acquisition Purchase Agreement, in each case following payment of the aggregate amount of cash proceeds required to satisfy any redemption of public shares, BuzzFeed Transaction Costs and 890 Transaction Costs.
●	Nasdaq. New BuzzFeed Class A common stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq.
●	No Material Adverse Effect. From the date of the Merger Agreement and continuing, there shall not have occurred any “material adverse effect.”

Termination

Mutual Termination Rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

●	by mutual written consent of 890 and BuzzFeed;

●	by either BuzzFeed or 890 if the Transactions have not been consummated by 11:59pm Eastern Time, on January 24, 2022 (the “Outside Date”) (provided, that a breach of the Merger Agreement by action or failure to act of the party seeking termination must not be a principal cause of or result in the failure of the Transactions to occur on or before the Outside Date). If the SEC has not declared effective the Registration Statement on or prior to November 24, 2021, the Outside Date will be automatically extended to February 24, 2022;
●	by either BuzzFeed or 890 if a Governmental Entity has issued a final and non-appealable Order or taken any other action that permanently restrains, enjoins, or otherwise prohibits the Transactions, including the Business Combination;
●	by either BuzzFeed or 890 to the other if the required approval of 890 stockholders is not obtained at the Special Meeting (subject to any adjournment of the Special Meeting); or
●	by either BuzzFeed or 890 if the BuzzFeed Stockholder Approval is not obtained by the Outside Date.

Termination Rights of BuzzFeed

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

●	by BuzzFeed, upon 890’s, Merger Sub’s or Merger Sub II’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of 890’s, Merger Sub’s or Merger Sub II’s representations or warranties shall have become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by 890, Merger Sub or Merger Sub II is curable by 890, Merger Sub or Merger Sub II prior to the Outside Date, then BuzzFeed must first provide written notice of such breach and may not terminate the Merger Agreement pursuant to this paragraph until the earlier of: (i) 30 days after delivery of BuzzFeed’s written notice to 890 of such breach; and (ii) the Outside Date; provided, further, that each of 890, Merger Sub and Merger Sub II continues to exercise commercially reasonable efforts to cure such breach. The right to terminate the Merger Agreement pursuant to this paragraph shall not be available if (A) BuzzFeed has materially breached the Merger Agreement and such breach has not been cured; or (B) if such breach by 890 or Merger Sub is cured during such 30-day period.

The Merger Agreement may also be terminated and the transactions contemplated thereby abandoned by BuzzFeed if the 890 Stockholder Redemption results in the conditions set forth in the Merger Agreement becoming incapable of being satisfied at the Closing.

Termination Rights of 890

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

●	by 890, upon BuzzFeed’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement or if any of BuzzFeed’s representation or warranty shall have become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by BuzzFeed prior to the Outside Date, then 890 must first provide written notice of such breach and may not terminate the Merger Agreement pursuant to this paragraph until the earlier of: (i) 30 days after delivery of 890’s written notice to BuzzFeed of such breach; and (ii) the Outside Date; provided, further, that BuzzFeed continues to exercise commercially reasonable efforts to cure such breach. The right to terminate the Merger Agreement pursuant to this paragraph shall not be available if (A) 890 has materially breached the Merger Agreement and such breach has not been cured; or (B) if such breach by BuzzFeed is cured during such 30-day period.

The Merger Agreement may also be terminated and the transactions contemplated thereby abandoned by 890 if the Key BuzzFeed Stockholders have not executed and delivered the Stockholder Support Agreement within eight (8) hours of the execution of the Merger Agreement, and such condition is not waived by 890.

Effect of Termination

If the Merger Agreement is validly terminated, except in the case of intentional breach of the Merger Agreement or intentional fraud in the making of the representations or warranties, the Agreement will be of no further force or effect, the transactions contemplated thereby shall be abandoned, none of the representations, warranties, covenants or agreements in the Agreement or any instrument delivered pursuant to the Agreement will survive the Closing, and all rights, claims and causes of action with respect to any representations or warranties will terminate at Closing. The provisions (i)  requiring BuzzFeed and 890 to keep certain information confidential and provide the other party with access to certain of its business and other information in connection with the consummation of the Business Combination, (ii) prohibiting BuzzFeed and its Affiliates from asserting any claims against the Trust Account, (iii) describing the effects of the termination of the agreement and (iv) regarding certain miscellaneous matters (collectively, the “surviving provisions”) and the confidentiality agreement, and any other section or article of the Merger Agreement referenced in the surviving provisions, which are required to survive in order to give appropriate effect to the surviving provisions, shall in each case survive any termination of the Merger Agreement.

Amendment

The Merger Agreement may be amended by the parties to the Merger Agreement at any time by execution of an instrument in writing signed on behalf of each of such party. Following the receipt of the BuzzFeed Stockholder Approval, there shall be no amendment to the Merger Agreement (or any of the provisions thereof) which under applicable law would require further approval by BuzzFeed stockholders in accordance with the BuzzFeed Organizational Documents without such approval.

Specific Performance

The parties to the Merger Agreement agree that they shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms of provisions thereof prior to valid termination of the Merger Agreement.

Expenses

Pursuant to the Merger Agreement, whether or not the Transactions are consummated, each party will pay or caused to be paid its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of the Merger Agreement and the Transaction Agreements and the consummation of the Transactions.

Governing Law

The Merger Agreement and the consummation the Transactions are governed by and construed in accordance with the internal law of the State of Delaware.

ANCILLARY AGREEMENTS RELATED TO THE BUSINESS COMBINATION

Note Subscription Agreement

In connection with signing the Merger Agreement, 890 entered into a convertible note subscription agreement (the “Note Subscription Agreement”) with certain investors (the “Note Investors”), pursuant to which 890 agreed to issue and sell in connection with the Business Combination, in private placements to close immediately prior to the Closing, $150.0 million aggregate principal amount of unsecured convertible notes (the “Convertible Notes”) due to mature in 2026. The principal terms of the Convertible Notes are set forth in the term sheet attached as an exhibit to the Note Subscription Agreement and will be embodied in an indenture to be entered into in connection with the closing of the Business Combination between BuzzFeed, the guarantors party thereto and the indenture trustee and the form of global note attached thereto. The Convertible Notes will bear interest at a rate of 7.00% per annum, payable semi-annually (provided, however, if there is less than $144.0 million in the Trust Account immediately following the closing of the Business Combination, the stated interest rate shall be 8.50% per annum), will be convertible into approximately 12,000,000 shares of New BuzzFeed Class A common stock at an initial conversion price of the lesser of (x) $12.50 and (y) a 25% premium to the lowest per share price at which any equity of 890 is issued prior to the closing of the Business Combination in accordance with the terms thereof, and shall mature on the date that is five years following the closing of the Business Combination.

If shares of New BuzzFeed Class A common stock are issued to the holders of the Convertible Notes upon conversion, there will be dilution to New BuzzFeed's stockholders (which may include our current public stockholders who decide not to exercise their redemption rights) and the market price of New BuzzFeed Class A common stock may decrease due to the additional selling pressure in the market. Any downward pressure on the price of New BuzzFeed Class A common stock caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price. New BuzzFeed may, at its election, force conversion of the Convertible Notes after the third anniversary of the issuance of the Convertible Notes, subject to a holder's prior right to convert, if the volume-weighted average trading price of the New BuzzFeed common stock is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days.

New BuzzFeed may, at its election, force conversion of the Convertible Notes after the third anniversary of the issuance of the Convertible Notes, subject to a holder’s prior right to convert, if the volume-weighted average trading price of the New BuzzFeed common stock is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days. In the event that a holder of the Convertible Notes elects to convert its Convertible Notes after the one year anniversary, and prior to the three-year anniversary, of the issuance of the Convertible Notes, New BuzzFeed will be obligated to pay an amount equal to: (i) from the one year anniversary of the issuance of the Convertible Notes to the two year anniversary of the issuance of the Convertible Notes, an amount equal to 18 month’s interest declining ratably on a monthly basis to 12 month’s interest on the aggregate principal amount of the Convertible Notes so converted and (ii) from the two year anniversary of the issuance of the Convertible Notes to the three year anniversary of the issuance of the Convertible Notes, an amount equal to 12 month’s interest declining ratably on a monthly basis to zero month’s interest, in each case, on the aggregate principal amount of the Convertible Note so converted (the “Interest Make-Whole Payment”). The Interest Make-Whole Payment will be payable in cash.

Each holder of a Convertible Note will have the right to cause New BuzzFeed to repurchase for cash all or a portion of the Convertible Notes held by such Holder (i) at any time after the third anniversary of the Closing Date, at a price equal to par plus accrued and unpaid interest; or (ii) at any time upon the occurrence of a “fundamental change,” a customary definition of which will be agreed in the Indenture (a “Fundamental Change”), at a price equal to 101% of par plus accrued and unpaid interest.

In the event of a conversion in connection with a Fundamental Change, the Conversion Price will be adjusted by a usual and customary Fundamental Change “make-whole table” to be agreed in the Indenture.

The Indenture will include restrictive covenants that, among other things, will limit the ability of New BuzzFeed to incur additional debt and limit the ability of New BuzzFeed to incur liens. The Indenture will also contain customary events of default.

New BuzzFeed is obligated to register the shares issuable upon conversion of the Convertible Notes. 890 agreed that, after the consummation of the Business Combination, New BuzzFeed will file with the SEC a registration statement registering the resale of the shares of New BuzzFeed common Stock issuable upon conversion of the Convertible Notes.

The obligations of the Note Investors to consummate the subscriptions provided for in the Note Subscription Agreement are conditioned upon, among other things, (i) the terms of the Indenture and documentation related thereto being in material conformity with the term sheet and otherwise in form and substance reasonably acceptable to the Note Investors and 890 and (ii) all conditions precedent to the closing of the transactions contemplated by the Note Subscription Agreement having been satisfied or waived.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, Sponsor, BuzzFeed, and certain of 890 stockholders entered into the Sponsor Support Agreement, pursuant to which, among other things, Sponsor agreed to (i) vote at any meeting of the stockholders of 890 all of their shares held of record or thereafter acquired in favor of the Business Combination, (ii) not to redeem or seek to redeem 890 common stock or 890 warrants held by the Sponsor, (iii) take all actions reasonably necessary to consummate the Business Combination and transactions contemplated by the Merger Agreement, (iv) be bound by certain other covenants and agreements related to the Business Combination, and (v) be bound by certain transfer restrictions with respect to such securities, prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

BuzzFeed Support Agreement

Concurrently with the execution of the Merger Agreement, 890, BuzzFeed and the Key BuzzFeed Stockholders entered into the BuzzFeed Support Agreement, pursuant to which, among other things, the Key BuzzFeed Stockholders, agreed to support the transactions contemplated by the Merger Agreement, including voting, or executing a written consent in respect of their shares of BuzzFeed common stock and BuzzFeed Preferred Stock, in favor of the adoption of the Merger Agreement.

Amendment to Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, 890, the Sponsor and certain stockholders of 890 entered into an Amendment No. 1 to Registration Rights Agreement pursuant to which, among other things, the parties agreed to extend the lock-up period therein with respect to shares underlying units purchased by the Sponsor and certain stockholders of 890 in a private placement that closed simultaneously with 890’s IPO.

Amended and Restated Registration Rights Agreement

At the Closing, the Sponsor and certain stockholders of BuzzFeed, including NBCUniversal, New Enterprise Associates, RRE, General Atlantic and Jonah Peretti, LLC, each of which may be a holder of 5% or more of BuzzFeed’s Class A common stock (collectively with the Sponsor, the “Holders”) and 890, will enter into the Amended and Restated Registration Rights Agreement, pursuant to which, among other things, New BuzzFeed will agree to provide to such Holders and their permitted transferees certain registration rights, including, among other things, customary “demand” and “piggyback” registration rights, with respect to their shares of New BuzzFeed Class A common stock, subject to certain requirements and customary conditions. The Amended and Restated Registration Rights Agreement further provides that shares of New BuzzFeed Class A common stock held by the Holders or their permitted transferees will be locked-up for a certain period of time as defined therein.

Amended and Restated Investor Rights Agreement

Concurrently with the execution of the Merger Agreement, BuzzFeed, certain of the Key BuzzFeed Stockholders and certain other BuzzFeed stockholders entered into the Amended and Restated Investor Rights Agreement, pursuant to which each such BuzzFeed stockholder party agreed, among other things, to certain restrictions on its ability to sell or otherwise dispose any of the shares of New BuzzFeed Class A common stock, New BuzzFeed Class B common stock and New BuzzFeed Class C common stock such BuzzFeed stockholder may receive pursuant to the Business Combination.

Voting Agreement

As a condition to the closing of the Business Combination, New BuzzFeed, the Sponsor, Mr. Jonah Peretti and each of his permitted transferees, holding any shares of BuzzFeed capital stock issued and outstanding immediately prior to the Effective Time or that will hold any shares of New BuzzFeed common stock as of immediately following the Closing, will have entered into the Voting Agreement, pursuant to which each of the Voting Agreement Parties agree to vote all New BuzzFeed common stock held by such party in favor of the following nominees to serve as members of the board of directors of New BuzzFeed: (a) one director nominee to be designated by the Sponsor (the “Sponsor Designee”); and (b) two director nominees to be designated by the mutual agreement of Mr. Peretti and the Sponsor (the “Mutual Designees”). Additionally, pursuant to the Voting Agreement the Sponsor will have the exclusive right to remove the Sponsor Designee from the New BuzzFeed Board and to designate a director for election to the New BuzzFeed Board to fill the vacancy created by reason of death, removal or resignation of the Sponsor Designee. Similarly, the Voting Agreement gives the Sponsor and Mr. Peretti the exclusive right to remove the Mutual Designees from the New BuzzFeed Board, as well as the exclusive right to designate a director for election to the New BuzzFeed Board to fill the vacancy created by reason of death, removal or resignation of any Mutual Designee. The Voting Agreement will terminate on the earlier of the date which is three (3) years from the date of the Voting Agreement or such time as the Sponsor beneficially owns no shares of New BuzzFeed.

Escrow Agreement

On June 24, 2021, Jonah Peretti, Jonah Peretti, LLC (collectively, “Jonah Peretti LLC”), NBCUniversal Media, LLC (“NBCU”) and PNC Bank, National Association, entered into an escrow agreement (the “Escrow Agreement”) which provides for, among other things, the escrow of 1,200,000 shares of New BuzzFeed Class A common stock or New BuzzFeed Class B common stock (the “Escrowed Shares”) exchangeable by Jonah Peretti, LLC in connection with the Two-Step Merger. Pursuant to the Escrow Agreement, in the event the Transfer Date SPAC Share Price (as defined in the Escrow Agreement) is less than $12.50 per share on the Transfer Date (as defined in the Escrow Agreement), Jonah Peretti, LLC and NBCU shall instruct the escrow agent to transfer (1) to NBCU a number of Escrowed Shares equal to the Make Whole Shares (as defined in the Escrow Agreement) and (2) to Mr. Peretti, the remainder of the Escrowed Shares, if any. If the Transfer Date SPAC Share Price is equal to or greater than $12.50 on the Transfer Date, Jonah Peretti, LLC and NBCU shall instruct the escrow agent to transfer all of the Escrowed Shares to Mr. Peretti.

NBCU Commercial Agreement

On June 23, 2021, BuzzFeed entered into a Commercial Agreement with NBCU, a holder of at least 5% of BuzzFeed’s Class A common stock, pursuant to which, among other things, effective on the Closing Date: (1) NBCU will continue to be entitled to marketing services on BuzzFeed platforms at certain discounted rates; (2) BuzzFeed will provide editorial promotion of at least $1.0 million in marketing value during each year of the term of the Commercial Agreement across BuzzFeed’s digital properties at no cost to NBCU, its affiliates and joint ventures and their respective brands; (3) BuzzFeed will provide licensed content to NBCU to be made available on an applicable NBCU entity streaming service under certain exclusivity terms during the remainder of the term of the Commercial Agreement; (4) NBCU shall be the exclusive sales representative for all BuzzFeed inventory, including HuffPost inventory, on Apple News, and BuzzFeed shall endeavor to spend at least $1.0 million during the first year of the term of the Commercial Agreement to promote any of its Commerce initiatives; and (5) BuzzFeed will provide 200 million impressions per year of the term of the Commercial Agreement to drive traffic from the BuzzFeed platforms and third-party social media platforms to NBCU news properties. The Commercial Agreement shall continue to be in effect for a period of three years, unless earlier terminated by either party in accordance with its terms and conditions, or until terminated by BuzzFeed as of the date that NBCU realizes $400.0 million or more in value for the NBCU Base Shares (as defined in the Escrow Agreement).

THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

In connection with the Business Combination, 890 is asking its stockholders to approve the adoption of the Proposed Charter and Proposed Bylaws, in the form attached hereto as Annex B and Annex C. If the Business Combination and the Organizational Documents Proposal are approved, the Proposed Charter would replace the Current Charter and the Proposed Bylaws would replace the Current Bylaws.

The Organizational Documents Proposal is conditioned on the approval of the Business Combination Proposal and the other condition precedent proposals. Therefore, if the Business Combination Proposal is not approved, the Organizational Documents Proposal will have no effect, even if approved by the 890 stockholders.

Comparison of Current Charter to Proposed Charter

The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as part of Annex B.

●	change 890’s name to “BuzzFeed, Inc.;”
●	increase the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from (a) 525,000,000 shares of common stock, including 500,000,000 shares of Class A common stock and 25,000,000 shares of Class F common stock and (b) 5,000,000 shares of preferred stock, to 730,000,000 shares of common stock, par value $0.0001 per share, including 700,000,000 shares of Class A common stock, 20,000,000 shares of Class B common stock and 10,000,000 shares of Class C common stock, and 50,000,000 shares of preferred stock, par value $0.0001 per share; and
●	eliminate certain provisions specific to 890’s status as a blank check company;
●	creation of a classified Board with three classes, each serving for a three-year term;
●	eliminate the rights and privileges of Class F common stock;
●	creation of Class B common stock with different super-voting rights;
●	creation of Class C common stock with no voting rights and timed restriction on conversion rights;
●	eliminate the ability of stockholders to act by written consent;
●	remove the provision renouncing the corporate opportunity doctrine;
●	require a supermajority vote consisting of two-thirds of outstanding shares of New BuzzFeed capital stock for removal of directors for cause;
●	increase the required voting thresholds to two-thirds of outstanding shares of New BuzzFeed capital stock to approve amendments to the bylaws and amendments to certain provisions of the certificate of incorporation; and
●	require the approval by affirmative vote of holders of at least 75% of the voting power of New BuzzFeed’s then-outstanding shares of Class A common stock, voting separately as a single class, and the affirmative vote of holders of at least 75% of the voting power of New BuzzFeed’s then-outstanding shares of Class B common stock, voting separately as a single class, to amend or repeal, or to adopt any provision inconsistent with, Article IV(3) or Article XI(2) of the Proposed Charter.

Reasons for the Approval of the Proposed Charter

In the judgment of the 890 Board, the Proposed Charter is necessary to address the needs of the post-Business Combination company. In particular:

●	the name of the new public entity is desirable to reflect the combined company’s ability to change;
●	the greater number of authorized shares of capital stock is desirable for New BuzzFeed to have sufficient shares to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits;
●	the provisions that relate to the operation of 890 as a blank check company prior to the consummation of its initial business combination will not be applicable to New BuzzFeed (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time);
●	the creation of a classified Board serves to promote Board continuity and stability and will encourage directors to take a long-term perspective;
●	the elimination of the rights and privileges of Class F common stock is desirable because all shares of Class F common stock will be exchanged for New BuzzFeed Class A common stock upon the closing of the Business Combination;
●	the super-voting rights of the New BuzzFeed Class B common stock will enable Mr. Jonah Peretti to have corporate governance rights at New BuzzFeed and are a meaningful inducement for Mr. Peretti to support the Business Combination;
●	the classification of Class C common stock as non-voting stock and the timed restriction on conversion of Class C common stock to Class A common stock is desirable to be consistent with BuzzFeed’s Current Charter and business arrangements;
●	permitting stockholder action by written consent would circumvent the usual process of allowing deliberation at a meeting of stockholders, would be contrary to principles of openness and good governance, and would have the potential to inappropriately disenfranchise stockholders, potentially permitting a small group of short-term, special interest or self-interested stockholders, who together hold a threshold amount of shares, and who do not owe any fiduciary responsibilities to other stockholders, to take important actions without the involvement of, and with little or no advance notice to, New BuzzFeed or other stockholders. Allowing stockholder action by written consent would also deny all stockholders the right to receive accurate and complete information on a proposal in advance and to present their opinions and consider presentation of the opinions of New BuzzFeed’s board and other stockholders on a proposal before voting on a proposed action. The 890 board believes that a meeting of stockholders, which provides all stockholders an opportunity to deliberate about a proposed action and vote their shares, is the most appropriate forum for stockholder action;
●	removal of the corporate opportunity doctrine provisions ensures that directors, officers and controlling stockholders may not take advantage of opportunities beneficial to New BuzzFeed for themselves without first disclosing the opportunity to the New BuzzFeed Board and giving the New BuzzFeed Board the opportunity to pursue or decline the opportunity on behalf of New BuzzFeed;
●	supermajority voting requirement for removal of directors for cause is appropriate to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the 890 board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of New BuzzFeed common stock following the Business Combination. 890 further believe that going forward, a supermajority voting requirement encourages the person seeking control of New BuzzFeed to negotiate with the board of directors to reach terms that are appropriate for all stockholders;
●	requiring the approval by affirmative vote of holders of at least two-thirds of the voting power of New BuzzFeed’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to (a) certain provisions of the Proposed Charter and (b) New BuzzFeed’s Proposed Bylaws not approved by New BuzzFeed’s board is intended to protect key provisions of the Proposed Charter and BuzzFeed’s Proposed Bylaws, respectively, from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders; and
●	requiring the approval by affirmative vote of holders of at least 75% of the voting power of New BuzzFeed’s then-outstanding shares of Class A common stock and Class B Common stock, each voting separately as a single class, to amend or repeal, or to adopt any provision inconsistent with, Article IV(3) or Article XI(2) of the Proposed Charter is appropriate to protect the rights, privileges and voting structure of the different classes of common stock of New BuzzFeed.

Comparison of the Current Bylaws to the Proposed Bylaws

The following is a summary of the key changes effected by the Proposed Bylaws relative to the Current Bylaws. This summary is qualified in its entirety by reference to the full text of the Proposed Bylaws, a copy of which is included as part of Annex C.

●	require a supermajority vote of two-thirds of the New BuzzFeed Whole Board (as defined in the Proposed Bylaws) to permit the nomination or qualification of any person determined by a majority of the New BuzzFeed Whole Board to have violated Section 2.11 of the Proposed Bylaws or the New BuzzFeed Board Confidentiality Policy (as defined in the Proposed Bylaws) in the preceding 5 years to be eligible for serve as a member of the board;
●	permit special meetings of the New BuzzFeed board to be called by the Lead Independent Director among other individuals;
●	allow for interested directors or officers of New BuzzFeed to participate in the meeting of the board or committee that authorizes the contract or transaction in which such directors or officers are interested provided certain conditions outlined in the Proposed Bylaws are met;
●	sets the federal district courts of the United States of America as the exclusive forum for the resolution of any action or proceeding asserting a cause of action arising under the Securities Act of 1933 or the Exchange Act, unless New BuzzFeed consents in writing to the selection of an alternative forum.

Reasons for the Approval of the Proposed Bylaws

In the judgment of the 890 Board, the Proposed Bylaws is necessary to address the needs of the post-Business Combination company. In particular:

●	supermajority voting requirement to permit the nomination or qualification of a person determined by a majority of the New BuzzFeed board to have violated confidentiality in the preceding 5 years is appropriate to safeguard non-public confidential information of New BuzzFeed and the business of the board;
●	permitting special meetings of the New BuzzFeed board to be called by the Lead Independent Director enhances New BuzzFeed’s plan for corporate governance and the provision of objective oversight;
●	allowing for interested directors or officers of New BuzzFeed to participate in board or committee meetings that authorize transactions that such directors or officers are interested, provided certain conditions and disclosures outlined in the Proposed Bylaws are met, is appropriate as it gives New BuzzFeed the opportunity take advantage all potentially beneficial transactions made available despite the interests of its directors or officers to the extent that appropriate and required disclosures are made;
●	setting the federal district courts of the United States of America as the exclusive forum for the resolution of any action or proceeding asserting a cause of action arising under the Securities Act or the Exchange Act, unless New BuzzFeed consents in writing to the selection of an alternative forum provides an efficient and value-promoting locus for dispute resolution with consistent consideration of the issues and the application of a relatively known body of case law and level of expertise and by promoting judicial fairness and avoiding conflicting results, as well as making the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Vote Required for Approval of the Organizational Documents Proposal

Approval of the Organizational Documents Proposal requires the affirmative vote of a majority of the outstanding 890 Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

Recommendation of 890 Board

THE 890 BOARD UNANIMOUSLY RECOMMENDS THAT 890 STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of 890’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of 890 and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of 890’s Directors and Officers in the Business Combination” for a further discussion.

THE ADVISORY CHARTER AMENDMENT PROPOSALS

Overview

In connection with the Business Combination, 890 is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Organizational Documents Proposal but, pursuant to SEC guidance, 890 is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on 890 or the 890 Board (separate and apart from the approval of the Organizational Documents Proposal). In the judgment of the 890 Board, these provisions are necessary to adequately address the needs of New BuzzFeed. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Amendment Proposals (separate and apart from approval of the Organizational Documents Proposal).

890 stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as seven separate sub-proposals (the “Advisory Charter Amendment Proposals”):

Advisory Charter Amendment Proposal A — To change 890’s name to “BuzzFeed, Inc.;”

Advisory Charter Amendment Proposal B — To increase the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from (a) 525,000,000 shares of common stock, including 500,000,000 shares of Class A common stock and 25,000,000 shares of Class F common stock and (b) 5,000,000 shares of preferred stock, to 730,000,000 shares of common stock, par value $0.0001 per share, including 700,000,000 shares of Class A common stock, 20,000,000 shares of Class B common stock and 10,000,000 shares of Class C common stock, and 50,000,000 shares of preferred stock, par value $0.0001 per share;

Advisory Charter Amendment Proposal C — To eliminate certain provisions specific to 890’s status as a blank check company;

Advisory Charter Amendment Proposal D — To create a classified Board with three classes, each serving for a three-year term;

Advisory Charter Amendment Proposal E — To eliminate the rights and privileges of Class F common stock;

Advisory Charter Amendment Proposal F — To create a Class B common stock with different super-voting rights;

Advisory Charter Amendment Proposal G — To create a Class C common stock with no voting rights and timed restriction on conversion rights;

Advisory Charter Amendment Proposal H  – To eliminate the ability of stockholders to act by written consent;

Advisory Charter Amendement Proposal I  – To remove the provision renouncing the corporate opportunity doctrine;

Advisory Charter Amendement Proposal J  – To require a supermajority vote consisting of two-thirds of outstanding shares of New BuzzFeed capital stock for removal of directors for cause;

Advisory Charter Amendment Proposal K  – To increase the required voting thresholds to two-thirds of outstanding shares of New BuzzFeed capital stock to approve amendments to the bylaws and amendments to certain provisions of the certificate of incorporation; and

Advisory Charter Amendment Proposal L  – To require the approval by affirmative vote of holders of at least 75% of the voting power of New BuzzFeed’s then-outstanding shares of Class A common stock, voting separately as a single class, and the affirmative vote of holders of at least 75% of the voting power of New BuzzFeed’s then-outstanding shares of Class B common stock, voting separately as a single class, to amend or repeal, or to adopt any provision inconsistent with, Article IV(3) or Article XI(2) of the Proposed Charter.

Reasons for the Advisory Charter Amendments

Advisory Charter Amendment Proposal A

Changing the post-combination corporate name from “890 5th Avenue Partners, Inc.” to “BuzzFeed, Inc.” is desirable to reflect the combined company’s ability to change.

Advisory Charter Amendment Proposal B

The greater number of authorized shares of capital stock is desirable for New BuzzFeed to have sufficient shares to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits.

Advisory Charter Amendment Proposal C

The elimination of certain provisions related to 890’s status as a blank check company prior to the consummation of its IPO is desirable because the provisions will not be applicable to New BuzzFeed (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Advisory Charter Amendment Proposal D

The creation of a classified board of directors is desirable because it serves to promote continuity and stability of the board of directors and will encourage directors to take a long-term perspective.

Advisory Charter Amendment Proposal E

The elimination of the rights and privileges of Class F common stock is desirable because all shares of Class F common stock will be exchanged for New BuzzFeed Class A common stock upon the closing of the Business Combination.

Advisory Charter Amendment Proposal F

The super-voting rights of the New BuzzFeed Class B common stock are desirable because they will enable Mr. Jonah Peretti to continue to have corporate governance rights at New BuzzFeed and are a meaningful inducement for Mr. Peretti to support the Business Combination.

Advisory Charter Amendment Proposal G

The classification of Class C common stock as non-voting stock and the timed restriction on conversion of Class C common stock to Class A common stock is desirable to be consistent with BuzzFeed’s Current Charter and business arrangements.

Advisory Charter Amendment Proposal H

Permitting stockholder action by written consent would circumvent the usual process of allowing deliberation at a meeting of stockholders, would be contrary to principles of openness and good governance, and would have the potential to inappropriately disenfranchise stockholders, potentially permitting a small group of short-term, special interest or self-interested stockholders, who together hold a threshold amount of shares, and who do not owe any fiduciary responsibilities to other stockholders, to take important actions without the involvement of, and with little or no advance notice to, New BuzzFeed or other stockholders. Allowing stockholder action by written consent would also deny all stockholders the right to receive accurate and complete information on a proposal in advance and to present their opinions and consider presentation of the opinions of New BuzzFeed’s board and other stockholders on a proposal before voting on a proposed action. The 890 Board believes that a meeting of stockholders, which provides all stockholders an opportunity to deliberate about a proposed action and vote their shares, is the most appropriate forum for stockholder action.

Advisory Charter Amendment Proposal I

The “corporate opportunity” doctrine provides that directors and officers of a corporation, as part of their duty of loyalty to the corporation and its stockholders, generally have a fiduciary duty to disclose opportunities to the corporation that are related to its business and are prohibited from pursuing those opportunities unless the corporation determines that it is not going to pursue them. Section 122(17) of the DGCL expressly permits Delaware corporations, such as 890, to renounce any interest or expectancy of the corporation in certain business opportunities. Removal of the corporate opportunity doctrine provisions ensures that directors, officers and controlling stockholders may not take advantage of opportunities beneficial to New BuzzFeed for themselves without first disclosing the opportunity to the New BuzzFeed Board and giving the New BuzzFeed Board the opportunity to pursue or decline the opportunity on behalf of New BuzzFeed.

Advisory Charter Amendment Proposal J

The supermajority voting requirement for removal of directors for cause is appropriate to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the 890 Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of New BuzzFeed common stock following the Business Combination. The 890 Board further believes that going forward, a supermajority voting requirement encourages any person seeking control of New BuzzFeed to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Advisory Charter Amendment Proposal K

Requiring the approval by affirmative vote of holders of at least two-thirds of the voting power of New BuzzFeed’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to (a) certain provisions of the Proposed Charter and (b) New BuzzFeed’s Proposed Bylaws not approved by New BuzzFeed’s board of directors is intended to protect key provisions of the Proposed Charter and BuzzFeed’s Proposed Bylaws, respectively, from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Advisory Proposal Amendment Proposal L

Requiring the approval by affirmative vote of holders of at least 75% of the voting power of the then-outstanding shares of New BuzzFeed Class A common stock and New BuzzFeed Class B common stock, each voting separately as a single class, to amend or repeal, or to adopt any provision inconsistent with, Article IV(3) or Article XI(2) of the Proposed Charter is appropriate to protect the rights, privileges and voting structure of the different classes of common stock of New BuzzFeed.

Recommendation of 890 Board

THE 890 BOARD UNANIMOUSLY RECOMMENDS THAT 890 STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER AMENDMENT PROPOSALS.

The existence of financial and personal interests of one or more of 890’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of 890 and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of 890’s Directors and Officers in the Business Combination” for a further discussion.

THE STOCK ISSUANCE PROPOSAL

In connection with the Business Combination, we intend to effect the issuance of shares of (i) New BuzzFeed common stock to the BuzzFeed stockholders pursuant to the Merger Agreement, (ii) New BuzzFeed Class A common stock to the owners of Complex Networks pursuant to the terms of the C Acquisition Purchase Agreement, and (iii) New BuzzFeed Class A common stock to the Convertible Financing Investors upon conversion of the Convertible Notes issued in connection with the Convertible Note Financing.

Why 890 Needs Stockholder Approval

We are seeking stockholder approval in order to comply with The Nasdaq Stock Market Listing Rules 5635(a), (b) and (d). Under The Nasdaq Stock Market Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, New BuzzFeed may issue 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock in connection with the Business Combination. Under The Nasdaq Stock Market Listing Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although The Nasdaq Stock Market has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), The Nasdaq Stock Market has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under The Nasdaq Stock Market Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Effect of the Proposal on Current Stockholders

In the event that this proposal is not approved by 890 stockholders, the Business Combination may not be consummated. In the event that this proposal is approved by 890 stockholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of common stock pursuant to the Merger Agreement, New BuzzFeed will not issue the shares of New BuzzFeed common stock.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Stock Issuance Proposal will not be presented at the 890 Special Meeting. The approval of the Stock Issuance Proposal requires the majority of the votes cast by the 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the 890 Special Meeting.

The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Stock Issuance Proposal.

The Business Combination is conditioned upon the approval of the Stock Issuance Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Stock Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Stock Issuance Proposal will not be effected.

890’s Sponsor has agreed to vote the founder shares and any public shares owned by them in favor of the Stock Issuance Proposal. See “Ancillary Agreements Related to the Business Combination — Sponsor Support Agreement” for more information.

Recommendation of the 890 Board

THE 890 BOARD UNANIMOUSLY RECOMMENDS THAT 890 STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of 890’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of 890 and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of 890’s Directors and Officers in the Business Combination” for a further discussion.

THE DIRECTOR ELECTION PROPOSAL

Overview

The 890 Board is divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to 890’s first annual meeting of stockholders) serving a three-year term. We are requesting that stockholders approve and adopt a proposal to elect seven directors to the New BuzzFeed Board, effective immediately upon the Closing, with each Class I director having a term that expires at New BuzzFeed’s 2022 annual meeting of stockholders, each Class II director having a term that expires at New BuzzFeed’s 2023 annual meeting of stockholders, and each Class III director having a term that expires at New BuzzFeed’s 2024 annual meeting of stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. For more information on the experience of the New BuzzFeed Board, please see the section entitled “New BuzzFeed Management After the Business Combination” commencing on page 249 of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. This means that the seven nominees who receive the most affirmative votes will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Failure to submit a proxy at the Special Meeting, an abstention from voting and a broker non-vote will have no effect on the outcome of the Director Election Proposal. The Business Combination is conditioned on the approval and adoption of the Director Election Proposal. The Director Election Proposal is conditioned upon the approval of the other condition precedent proposals. If the other condition precedent proposals are not approved, the Director Election Proposal will have no effect, even if approved by our stockholders.

Recommendation of the 890 Board

THE 890 BOARD UNANIMOUSLY RECOMMENDS THAT 890 STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of 890’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of 890 and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of 890’s Directors and Officers in the Business Combination” for a further discussion.

THE INCENTIVE PLAN PROPOSAL

Overview

The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve and adopt by ordinary resolution the 890 5th Avenue Inc 2021 Equity Incentive Plan, which is referred to herein as the “Equity Incentive Plan,” a copy of which is attached to this proxy statement/prospectus as Annex E (such proposal, the “Equity Incentive Plan Proposal”).

The Equity Incentive Plan provides that the total number of shares of New BuzzFeed Class A common stock that may be issued under the Equity Incentive Plan is 11% of the shares of New BuzzFeed common stock outstanding at the closing of the Business Combination, which would equal shares assuming no redemptions and based on the number of shares of Buzzfeed common stock outstanding on , 2021, plus (a) any reserved shares of BuzzFeed common stock not issued or subject to outstanding grants under the BuzzFeed, Inc. 2015 Equity Incentive Plan at the Closing (as converted into New BuzzFeed Class A common stock) and (b) any shares of New BuzzFeed Class A common stock to be issued in substitution of outstanding BuzzFeed awards at the Closing pursuant to the terms of the Equity Incentive Plan (as described in greater detail below).

On             , 2021, the closing price on Nasdaq of a Class A ordinary share, each of which shall be converted to one share of New BuzzFeed Class A common stock, was $       . The 890 Board approved the Equity Incentive Plan on June 23, 2021, subject to approval by 890’s stockholders. If the Equity Incentive Plan is approved by our stockholders, then the Equity Incentive Plan will be effective upon the consummation of the Business Combination.

The following is a summary of the material features of the Equity Incentive Plan. This summary is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is included as Annex E to this proxy statement/prospectus.

Summary of the 890 5th Avenue Partners, Inc 2021 Equity Incentive Plan

The Equity Incentive Plan was adopted by the 890 Board prior to the Closing, subject to stockholder approval, and will become effective upon the Closing. The Equity Incentive Plan allows New BuzzFeed to grant awards of stock options, restricted stock awards, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), cash awards, performance awards, and stock bonus awards to officers, employees, directors and consultants. The 890 Board anticipates that providing such persons with a direct stake in New BuzzFeed will assure a closer alignment of the interests of such individuals with those of New BuzzFeed and its stockholders, thereby stimulating their efforts on New BuzzFeed’s behalf and strengthening their desire to remain with New BuzzFeed.

Securities to be offered. 890 has initially reserved a number of shares of New BuzzFeed Class A common stock equal to 11% of the shares of New BuzzFeed common stock outstanding at the closing of the Business Combination, which would equal shares assuming no redemptions and based on the number of shares of Buzzfeed common stock outstanding on , 2021, plus (a) any reserved shares not issued or subject to outstanding grants under the BuzzFeed, Inc. 2015 Equity Incentive Plan on the effective date of the Equity Incentive Plan, for issuance pursuant to awards granted under the Equity Incentive Plan and (b) any shares of New BuzzFeed Class A common stock to be issued in substitution of outstanding BuzzFeed awards at the effective date of the Equity Incentive Plan, pursuant to the terms of the Equity Incentive Plan (the “Substituted Awards”). The number of shares reserved for issuance under the Equity Incentive Plan will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to the lesser of 5% of the total number of outstanding shares of all classes of New BuzzFeed Class A common stock as of the immediately preceding December 31, or a number as may be determined by the New BuzzFeed Board. In addition, the following shares of New BuzzFeed Class A common stock will be available for grant and issuance under the Equity Incentive Plan:

●	shares subject to issuance upon exercise of stock options or SARs granted under the Equity Incentive Plan (including Substituted Awards) that cease to be subject to the stock option or SAR for any reason other than exercise of the option or SAR;
●	shares subject to awards granted under the Equity Incentive Plan (including Substituted Awards) that are subsequently forfeited or repurchased at the original issue price;
●	shares subject to awards granted under the Equity Incentive Plan (including Substituted Awards) that otherwise terminate without shares being issued;

●	shares surrendered, canceled, or exchanged for cash or the same type of award or a different award (or combination thereof and including Substituted Awards);
●	shares subject to an award (including a Substituted Award) that is paid out in cash or other property, rather than shares; and
●	shares subject to awards under the Equity Incentive Plan (including Substituted Awards) that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to any award.

The following is a description of the material terms of the Equity Incentive Plan. The summary below does not contain a complete description of all provisions of the Equity Incentive Plan and is qualified in its entirety by reference to the Equity Incentive Plan, a copy of which will be included as an exhibit to the registration statement to which this prospectus forms a part.

Administration.   The Equity Incentive Plan is expected to be administered by New BuzzFeed’s compensation committee or by the New BuzzFeed Board acting in place of the compensation committee. Subject to the terms and conditions of the Equity Incentive Plan, the compensation committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret the Equity Incentive Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the plan or any award granted thereunder. The Equity Incentive Plan provides that the board of directors or compensation committee may delegate its authority, including the authority to grant awards, to one or more officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by the New BuzzFeed Board.

Eligibility.   The Equity Incentive Plan is expected to provide for the grant of awards to New BuzzFeed employees, directors, and consultants. No non-employee director may receive awards under the Equity Incentive Plan that, when combined with cash compensation received for service as a non-employee director, exceed $750,000 in value (measured as of the date of grant) in any calendar year, or increased to $1,000,000 in the calendar year of his or her initial services as a non-employee director.

Options.   The Equity Incentive Plan is expected to provide for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and non-statutory stock options to purchase shares of New BuzzFeed Common Stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the Equity Incentive Plan must be at least equal to the fair market value of New BuzzFeed Class A common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of New BuzzFeed capital stock must have an exercise price of at least 110% of the fair market value of New BuzzFeed Class A common stock on the date of grant. Subject to stock splits, dividends, recapitalizations or similar events, no more than       shares may be issued pursuant to the exercise of incentive stock options granted under the Equity Incentive Plan.

Options may vest based on service or achievement of performance conditions. The compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to a right of repurchase that lapses as the shares vest. The maximum term of options granted under the Equity Incentive Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of New BuzzFeed capital stock is five years from the date of grant. Upon exercise of options, the option exercise price must be paid in full either in cash or cash equivalents or in other manners approved by the compensation committee, including by surrender of shares of New BuzzFeed Class A common stock that are beneficially owned by the optionee free of restrictions and that have generally been held and vested for at least six months. Subject to applicable law, the exercise price may also be delivered pursuant to a broker assisted, net exercise method or other form of cashless exercise program implemented by New BuzzFeed in connection with the Equity Incentive Plan.

Restricted stock awards.   An award of restricted stock is an offer to sell shares of common stock subject to restrictions that may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an award of restricted stock will be determined by the compensation committee. Unless otherwise determined by the compensation committee, holders of restricted stock will be entitled to vote and to receive any dividends or stock distributions paid pursuant to any vested shares of restricted stock. Holders of unvested restricted stock will not be entitled to receive any dividends or stock distributions paid with respect to unvested shares of restricted stock, and any such dividends or stock distributions will be accrued and paid only as and when such shares of restricted stock become vested. If any such dividends or distributions are paid in shares of New BuzzFeed Common Stock, the shares will be subject to the same restrictions on transferability and forfeiture as the shares of restricted stock with respect to which they were paid.

Stock appreciation rights.   A SAR provides for a payment, in cash or shares of New BuzzFeed Class A common stock (up to a specified maximum of shares, if determined by the compensation committee), to the holder equal to the fair market value of New BuzzFeed Class A common stock on the date of exercise less a pre-determined exercise price per share, multiplied by the number of shares with respect to which the SAR is being exercised. Under the Equity Incentive Plan, the exercise price of a SAR must be at least equal to the fair market value of a share of New BuzzFeed Class A common stock on the date of grant. SARs may vest based on service or achievement of performance conditions and may not have a term that is longer than ten years from the date of grant.

Restricted stock units.   RSUs represent the right to receive shares of common stock at a specified date in the future, and may be subject to vesting based on service or achievement of performance conditions. Payment of earned RSUs may be made as soon as practicable after the date determined at the time of grant or on a deferred basis in the discretion of the compensation committee, and may be settled in cash, shares of common stock or a combination of both. No RSU may have a term that is longer than ten years from the date of grant.

Performance awards.   Performance awards granted pursuant to the Equity Incentive Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of New BuzzFeed Class A common stock, that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.

Stock bonus awards.   A stock bonus award provides for payment in the form of cash, shares of New BuzzFeed Class A common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by the compensation committee. The awards may be subject to vesting restrictions based on continued service or performance conditions.

Cash Awards. A cash award is an award that is denominated in, or payable to an eligible participant solely in cash.

Dividend equivalent rights.   Dividend equivalent rights may be granted at the discretion of the compensation committee and represent the right to receive the value of dividends, if any, paid with respect to the number of shares of New BuzzFeed Class A common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only at such time as the underlying award has become fully vested. Dividend equivalent rights may be settled in cash, shares, or other property, or a combination thereof as determined by the compensation committee. No dividend equivalent rights will be paid in respect of options or SARs.

Change of control.   The Equity Incentive Plan is expected to provide that, in the event of certain corporate transactions (as set forth in the Equity Incentive Plan), including the consummation of a merger or consolidation of New BuzzFeed with another corporation, outstanding awards under the Equity Incentive Plan shall be subject to the agreement evidencing the corporate transaction, which need not treat all outstanding awards in an identical manner, and may include one or more of the following actions: (i) the continuation of outstanding awards; (ii) the assumption of outstanding awards by the successor or acquiring entity or its parent; (iii) the substitution of outstanding awards by the successor or acquiring entity or its parent with equivalent awards with substantially the same terms; (iv) the full or partial acceleration of exercisability, vesting, or lapse of forfeiture conditions including any right of New BuzzFeed to repurchase shares, and accelerated expiration of the award; (v) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the Equity Incentive Plan, which may be deferred until the date or dates the award would have become exercisable or vested; or (vi) the cancellation of the outstanding awards for no consideration. Notwithstanding the foregoing, the vesting of all awards granted to New BuzzFeed’s non-employee directors will accelerate and such awards will become exercisable (to the extent applicable) in full prior to the consummation of a corporate transaction at such times and on such conditions as the compensation committee determines.

Adjustment.   In the event of a change in the number of outstanding shares of common stock by reason of a stock dividend, extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in New BuzzFeed’s capital structure, without consideration, appropriate proportional adjustments will be made to (i) the number and class of shares reserved for issuance under the Equity Incentive Plan and the incentive stock option limit; (ii) the exercise prices of stock options and SARs; and (iii) number and class of shares subject to outstanding awards.

Substitution in Connection with the Business Combination. At the consummation of the Business Combination, 890 shall substitute all outstanding BuzzFeed equity awards under the BuzzFeed, Inc. 2015 Equity Incentive Plan and the BuzzFeed, Inc. 2008 Stock Plan (the “Prior BuzzFeed Plans”) with awards under the Equity Incentive Plan.

Clawback; transferability.   All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the New BuzzFeed Board, to the extent set forth in such policy or applicable agreement, or as required by law. Except in limited circumstances, awards granted under the Equity Incentive Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.

Amendment and termination; Exchange Program.   The New BuzzFeed Board may amend or terminate the Equity Incentive Plan at any time, subject to stockholder approval as may be required. The Equity Incentive Plan will automatically terminate ten years from the date the 890 Board adopts the Plan, unless it is terminated earlier by the New BuzzFeed Board. No termination or amendment of the Equity Incentive Plan may materially adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable law. Subject to the foregoing, without stockholder approval the compensation committee may at any time increase or decrease the exercise price applicable to outstanding options or SARs or pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, provided that any such repricing will only be done to the extent it can be done without triggering adverse tax consequences pursuant to Section 409A of the Code.

Form S-8

Following the consummation of the Business Combination, when permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering the New BuzzFeed Common Stock issuable under the Equity Incentive Plan.

Material United States Federal Income Tax Consequences

The following is a general summary under current law of the material U.S. federal income tax consequences related to awards and certain transactions under the Equity Incentive Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. It does not describe all federal tax consequences under the Equity Incentive Plan, nor does it describe state, local or foreign income tax consequences or federal employment tax consequences. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Incentive Stock Options.   No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of New BuzzFeed Class A common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) New BuzzFeed will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of New BuzzFeed Class A common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of New BuzzFeed Class A common stock at exercise (or, if less, the amount realized on a sale of such shares of New BuzzFeed Class A common stock) over the option exercise price thereof, and (ii) New BuzzFeed will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of New BuzzFeed Class A common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options.   No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of New BuzzFeed Class A common stock on the date of exercise, and New BuzzFeed receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of New BuzzFeed Class A common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of New

BuzzFeed Class A common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards.   The current federal income tax consequences of other awards authorized under the Equity Incentive Plan generally follow certain basic patterns: (i) stock appreciation rights are taxed and deductible in substantially the same manner as non-qualified options; (ii) nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); and (iii) restricted stock units, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. New BuzzFeed or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.

Parachute Payments.   The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a corporate transaction) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to New BuzzFeed, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A of the Code.   Certain types of awards under the Equity Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the Equity Incentive Plan and awards granted under the Equity Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the Equity Incentive Plan administrator, the Equity Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

New Equity Incentive Plan Benefits

No awards have been previously granted under the Equity Incentive Plan and no awards have been granted that are contingent on stockholder approval of the Equity Incentive Plan, other than the Substituted Awards. Other than the Substituted Awards, the awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the Equity Incentive Plan are subject to the discretion of the administrator. The estimated number of Substituted Awards that will be granted under the Equity Incentive Plan at the consummation of the Business Combination in replacement of then-outstanding equity awards under the Prior BuzzFeed Plans is set forth below. The estimates below are based on outstanding options and outstanding RSUs under the Prior BuzzFeed Plans as of June 30, 2021 and do not reflect any forfeitures or exercises of BuzzFeed options that may occur prior to the consummation of the Business Combination.

New Plan Benefits — 2021 Equity Incentive Plan

	Number of Shares of New	Number of Shares of
	BuzzFeed Stock Subject	New BuzzFeed Stock	Dollar Value of RSUs
Name and Position	to Options	Subject to RSUs	($)
Jonah Peretti, Founder, Chief Executive Officer, and Director	—	—	—
Phuong Dao Nguyen, Publisher	356,407	356,411	3,564,109
Rhonda Powell, Chief Legal Officer and Corporate Secretary	—	258,931	2,589,310
Executive Officer Group	432,561	1,014,000	10,144,002
Non-Employee Director Group	—	106,619	1,066,186
Non-Executive Officer and Non-Director Group	6,790,494	3,995,671	39,956,712

Vote Required for Approval

The approval of the Equity Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Equity Incentive Plan Proposal is conditioned on the approval and adoption of the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Director Election Proposal and the Employee Stock Purchase Plan Proposal. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the adoption of the Equity Incentive Plan will not be affected.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the 890 5th Avenue Partners, Inc 2021 Equity Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex E, be adopted and approved.”

Recommendation of the 890 Board

THE 890 BOARD UNANIMOUSLY RECOMMENDS THAT 890 STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of 890’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of 890 and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, 890’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Business Combination Proposal — Interests of 890’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

Overview

The Employee Stock Purchase Plan Proposal — to consider and vote upon a proposal to approve and adopt by ordinary resolution the 890 5th Avenue Partners, Inc 2021 Employee Stock Purchase Plan, which is referred to herein as the “ESPP,” a copy of which is attached to this proxy statement/prospectus as Annex F (such proposal, the “Employee Stock Purchase Plan Proposal”).

On June 23, 2021, the 890 Board adopted, subject to the approval of our stockholders, the ESPP. We believe that the adoption of the ESPP will benefit us by providing employees with an opportunity to acquire shares of New BuzzFeed Common Stock and will enable us to attract, retain and motivate valued employees.

The ESPP provides that the total number of shares of New BuzzFeed Class A common stock that may be issued under the ESPP is 2% of the shares of New BuzzFeed common stock outstanding at the closing of the Business Combination, which would equal shares, assuming no redemptions and based on the number of shares of BuzzFeed common stock outstanding on , 2021. As of             , 2021, the closing price on Nasdaq of a Class A ordinary share, each of which shall be converted to one share of New BuzzFeed Class A common stock, was $          . Based upon a price per share of $10.00, the maximum aggregate market value of the New BuzzFeed Class A common stock that could potentially be issued under the ESPP at Closing is $          .

Summary of the Material Provisions of the ESPP

The following description of certain provisions of the ESPP is intended to be a summary only. The summary is qualified in its entirety by the full text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex F. It is our intention that a component of the ESPP qualify as an “employee stock purchase plan” under Section 423 of the Code.

Share reserve.   An amount of shares equal to 2% of the shares of New BuzzFeed common stock outstanding at the closing of the Business Combination, which would equal shares, assuming no redemptions and based on the number of shares of BuzzFeed common stock outstanding on , 2021, will be reserved and available for sale under the ESPP. The aggregate number of shares reserved for sale under the ESPP will increase automatically on January 1 of each of 2022 through 2031 by a number of shares equal to the lesser of 1% of the total number of outstanding shares of New BuzzFeed’s Class A common stock as of the immediately preceding December 31 or a number of shares as may be determined by the New BuzzFeed Board or the compensation committee. The aggregate number of shares issued over the term of the ESPP, subject to adjustments for stock-splits, recapitalizations or similar events, may not exceed      shares.

Administration.   The compensation committee will administer the ESPP subject to the terms and conditions of the ESPP. Among other things, the compensation committee will have the authority to determine eligibility for participation in the ESPP, designate separate offerings under the ESPP, and construe, interpret and apply the terms of the ESPP.

Eligibility.   Employees eligible to participate in any offering pursuant to the ESPP generally include any employee who is employed by New BuzzFeed at the beginning of the applicable offering period. However, any employee who owns (or is deemed to own as a result of attribution) 5% or more of the total combined voting power or value of all classes of New BuzzFeed capital stock, or the capital stock of one of New BuzzFeed’s qualifying subsidiaries in the future, or who will own such amount as a result of participation in the ESPP, will not be eligible to participate in the ESPP. The compensation committee may impose additional restrictions on eligibility from time to time as set forth in the ESPP.

Offering Periods; Enrollment.   Under the ESPP, eligible employees will be offered the option to purchase shares of New BuzzFeed Class A common stock at a discount over a series of offering periods. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months and each offering period will be determined by the compensation committee. New participants may enroll by submitting an enrollment form prior to the start of an offering period. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon a termination of employment for any reason, and an employee may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods.

Offerings; payroll deductions.   Under the ESPP, eligible employees will be offered the option to purchase shares of New BuzzFeed Class A common stock at a discount over a series of offering periods by accumulating funds through payroll deductions of between 1% and 15% of the employee’s compensation. The purchase price for shares of New BuzzFeed Class A common stock purchased under the ESPP will be 85% (or a higher percentage designated by the Committee) of the lesser of the fair market value of New BuzzFeed Class A common stock on (i) the first business day of the applicable offering period and (ii) the date of purchase. However, no participant may purchase more than 2,500 shares on any one purchase date. The compensation committee, in its discretion, may set a lower maximum amount of shares which may be purchased. In addition, no participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all of New BuzzFeed’s employee stock purchase plans that are also in effect in the same calendar years, that has a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding.

Subject to certain limitations, the number of shares of New BuzzFeed Class A common stock a participant purchases in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant’s compensation during the offering period by the purchase price. In general, if an employee ceases to be a participant in the ESPP, the employee’s option to purchase shares of New BuzzFeed Class A common stock under the ESPP will be automatically terminated, and the amount of the employee’s accumulated payroll deductions or other contributions will be refunded.

Adjustments upon recapitalization.   If the number of outstanding shares of New BuzzFeed Class A common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then the compensation committee will proportionately adjust the number and class of New BuzzFeed Class A common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase under the ESPP, as well as the maximum number of shares which may be issued to participants under the ESPP.

Change of control.   If we experience a corporate transaction (as defined in the ESPP), any offering period that commenced prior to the closing of the proposed corporate transaction will be shortened and terminated on a new purchase date. The new purchase date will be on or prior to the closing of the proposed corporate transaction, and the ESPP will then terminate on the closing of the corporate transaction.

Transferability.   No participant may assign, transfer, pledge, or otherwise dispose of payroll deductions credited to his or her account or of any rights with regard to an election to purchase shares pursuant to the ESPP, other than by will or the laws of descent or distribution.

Amendment; termination.   The compensation committee may amend, suspend, or terminate the ESPP at any time without stockholder consent, except as required by law and provided that stockholder approval will be required for any amendments that increase the number or change the types of shares that may be issued under the ESPP or any change that would be considered the adoption of a new plan within the meaning of Section 423 of the Code. The ESPP will continue until the earlier to occur of (i) termination of the ESPP by the board of directors, (ii) issuance of all of the shares of New BuzzFeed Class A common stock reserved for issuance under the ESPP, or (iii) the tenth anniversary of the effective date of the ESPP.

New Plan Benefits

Since participation in the ESPP is voluntary and benefits under the ESPP depend on contribution elections and the fair market value of the shares of New BuzzFeed Common Stock on various future dates, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the ESPP in the future are not determinable and no awards have been granted that are contingent on stockholder approval of the ESPP.

Summary of Material U.S. Federal Income Tax Consequences

The material U.S. federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following is only a summary of the effect of the United States income tax laws, regulations, rulings and decisions now in effect upon an employee and us with respect to an employee’s participation in the ESPP. This summary does not purport to be a complete description of all U.S. federal tax implications of participation in the ESPP, nor does it discuss the income tax laws of any municipality, state or foreign country in which a participant may reside or otherwise be subject to tax or any employment, estate and gift tax considerations, due to the fact that such considerations may vary depending on individual circumstances and from locality to locality.

A participant in the ESPP generally recognizes no taxable income either as a result of participation in the ESPP or upon exercise of an option to purchase shares of New BuzzFeed Class A common stock under the terms of the ESPP. Upon a sale or disposition of the shares purchased under the ESPP, a participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them.

If a participant disposes of shares purchased upon exercise of an option granted under the ESPP within two years from the first day of the applicable offering period or within one year from the purchase date, which we refer to as a “disqualifying disposition,” the participant will generally recognize ordinary income in the year of that disposition equal to the amount by which the fair market value of the shares on the date the shares were purchased exceeds the purchase price, and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the participant. The amount of ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. A capital gain or loss will generally be long-term if the participant’s holding period is more than 12 months, or short-term if the participant’s holding period is 12 months or less. If the shares are sold or otherwise disposed of in a disqualifying disposition but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant will be able to report a capital loss equal to the difference between the sale price of the shares and the fair market value of the shares on the date of purchase.

If the participant disposes of shares purchased upon exercise of an option granted under the ESPP at least two years after the first day of the applicable offering period and at least one year after the purchase date, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income in the year of disposition equal to the lesser of: (1) the excess of the fair market value of the shares at the time the option was granted over the amount paid and (2) the excess of the amount actually received for the New BuzzFeed Class A common stock over the amount paid. The amount of any ordinary income will be added to the participant’s basis in the shares, and any additional gain recognized upon the disposition after that basis adjustment will be treated as long-term capital gain. If the fair market value of the shares on the date of disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss.

We are generally entitled to a tax deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of that disposition. In all other cases, we are not allowed a deduction.

Vote Required for Approval

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Employee Stock Purchase Plan Proposal is conditioned on the approval and adoption of the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Director Election Proposal and the Employee Stock Purchase Plan Proposal. Notwithstanding the approval of the Employee Stock Purchase Plan Proposal, if the Business Combination is not consummated for any reason, the adoption of the Employee Stock Purchase Plan Proposal will not be effected.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the 890 5th Avenue Partners, Inc 2021 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex F, be adopted and approved.”

Recommendation of the 890 Board

THE 890 BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of 890’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of 890 and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, 890’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Business Combination Proposal — Interests of 890’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the 890 Board to adjourn the 890 Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the 890 Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the Director Election Proposal, or if BuzzFeed’s Required Funds would not be satisfied or waived by BuzzFeed, or such amount, when combined with BuzzFeed’s own cash balances as of the Closing (following payment of the aggregate amount of cash proceeds required to satisfy any redemption of public shares, BuzzFeed Transaction Costs and 890 Transaction Costs), would not be sufficient to pay the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) and would not be satisfied or waived by BuzzFeed. BuzzFeed may not waive the Required Funds Condition pertaining to the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) without the prior written consent of the existing owners of Complex Networks in accordance with the terms of the C Acquisition Purchase Agreement. In no event will the 890 Board adjourn the 890 Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under 890’s existing charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by 890’s stockholders, the 890 Board may not be able to adjourn the 890 Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the Director Election Proposal, or BuzzFeed’s Required Funds (following payment of the aggregate amount of cash proceeds required to satisfy any redemption of public shares and payment of all BuzzFeed Transaction Costs and 890 Transaction Costs) would not be satisfied or waived by BuzzFeed, or if BuzzFeed’s Required Funds would not be satisfied or waived by BuzzFeed, or if such amount, when combined with BuzzFeed’s own cash balances as of the Closing (following payment of the aggregate amount of cash proceeds required to satisfy any redemption of public shares, BuzzFeed Transaction Costs and 890 Transaction Costs), would not be sufficient to pay the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement). BuzzFeed may not waive the Required Funds Condition pertaining to the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) without the prior written consent of the existing owners of Complex Networks in accordance with the terms of the C Acquisition Purchase Agreement. If we do not consummate the Business Combination and fail to complete an initial business combination by January 14, 2023 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the majority of the votes cast by the 890 stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the 890 Special Meeting.

The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

The Sponsor has agreed to vote the founder shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Ancillary Agreements Related to the Business Combination — Sponsor Support Agreement Sponsor Agreement” for more information.

Recommendation of the Board of Directors

THE 890 BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of 890’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of 890 and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of 890’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions (collectively the “Transactions”):

●	The Two-Step Merger
●	The Convertible Note Financing
●	The C Acquisition

890 is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. 890 was incorporated in Delaware on September 9, 2020, consummated its IPO on January 11, 2021 and closed its IPO on January 14, 2021, raising $287.5 million, which was placed in a trust account. As of June 30, 2021, there was $287.5 million held in the trust account.

BuzzFeed was incorporated in Delaware on June 19, 2008. BuzzFeed is a global digital media company with a portfolio of well-known brands with massive reach, engagement and distribution, and leveraging data and innovation to reach hundreds of millions of people worldwide. BuzzFeed provides breaking news, original reporting, entertainment, and video across the social web to its global audience.

On June 24, 2021, 890, BuzzFeed, Merger Sub I, and Merger Sub II entered into the Merger Agreement. The Merger Agreement provides for, among other things, the following transactions at the closing: Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of 890 (the “Merger”). Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II (the “Second Merger,” together with the Merger the “Two-Step Merger”) with Merger Sub II being the surviving company of the second merger. Upon the consummation of the Business Combination, the new combined company will be renamed BuzzFeed, Inc.

CM Partners was formed on April 8, 2016 as a Delaware limited liability company for the purpose of acquiring 100% of Complex Media. Complex Media was incorporated on May 22, 2009 and is a publisher of original online media content targeting Millennial and Gen Z consumers. On March 27, 2021, BuzzFeed entered into an agreement to acquire 100% of the outstanding membership interests of CM Partners in exchange for approximately $200 million in cash and 10,000,000 shares of New BuzzFeed Class A common stock.

Accounting for the Transactions

This information should be read together with BuzzFeed, 890, and Complex Networks’ financial statements and related notes, and other financial information included elsewhere in this proxy statement/prospectus.

The Two-Step Merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, 890 will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the reverse recapitalization will be treated as the equivalent of BuzzFeed issuing stock for the net assets of 890, accompanied by a recapitalization. The net assets of 890 will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the reverse recapitalization will be those of BuzzFeed.

The C Acquisition will be treated as a business combination under FASB ASC 805, and will be accounted for using the acquisition method of accounting. BuzzFeed will record the fair value of assets acquired and liabilities assumed from Complex Networks.

BuzzFeed has been determined to be the accounting acquirer of 890 and Complex Networks based on the following facts and circumstances:

●	BuzzFeed’s existing stockholders will own a majority of the outstanding shares of and hold a majority of the voting power in the combined entity under the no redemption and maximum redemption scenarios with over 94% of the voting interests in each scenario;
●	BuzzFeed will appoint the majority of the directors on the New BuzzFeed Board;
●	BuzzFeed’s existing management will comprise the majority of the management of New BuzzFeed;
●	BuzzFeed is the larger entity based on historical revenues and business operations and will comprise of the majority of the ongoing operations of New BuzzFeed; and
●	New BuzzFeed will assume BuzzFeed’s name.

The preponderance of evidence as described above is indicative that BuzzFeed is the accounting acquirer of 890 and Complex Networks.

Description of the Transactions

890 has agreed to pay approximately $1.2345 billion in aggregate consideration. As consideration, each BuzzFeed stockholder will have the right to receive shares of common stock of New BuzzFeed.

With respect to Series F Preferred Stock and Series G Preferred Stock (other than Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders, such stockholders will receive: a number of shares of New BuzzFeed Class A common stock equal to the quotient, rounded to the tenth decimal place, obtained by dividing: (A) 30,880,000 shares of 890 Class A common stock by (B) the aggregate number of shares of Series F Preferred Stock and Series G Preferred Stock outstanding as of the effective time.

With respect to BuzzFeed Class A common stock and BuzzFeed preferred stock (other than Series F Preferred Stock, Series G Preferred Stock, BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders, such stockholders will receive: a number of shares of New BuzzFeed Class A common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00.

With respect to BuzzFeed Class B common stock (other than BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders, such stockholders will receive: a number of shares of New BuzzFeed Class B common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00.

With respect to BuzzFeed Class C common stock (other than BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) held by BuzzFeed stockholders, such stockholders will receive: a number of shares of New BuzzFeed Class C common stock equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00.

Upon consummation of the Business Combination, all BuzzFeed Options, BuzzFeed Restricted Stock Awards, and BuzzFeed RSUs outstanding will automatically convert into New BuzzFeed Options, New BuzzFeed RSAs, and New BuzzFeed RSUs, respectively, based on the applicable exchange ratios as determined in accordance with the Merger Agreement. Each New BuzzFeed Option, New BuzzFeed RSA, and New BuzzFeed RSU will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed Option, BuzzFeed RSA, and BuzzFeed RSU. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to each holder for purposes of determining vesting.

In connection with the execution of the Merger Agreement, Sponsor and 890’s directors and officers (the “Sponsor Agreement Parties”) entered into the Sponsor Agreement. The Sponsor Agreement sets forth the consent for the automatic conversion of the Founders’ 890 Class F common stock into 890’s Class A common stock on a one-for-one basis upon closing of the Transactions.

Basis of Pro Forma Presentation

Pursuant to 890’s amended and restated certificate of incorporation, 890’s Public Stockholders may demand that 890 redeem their shares of Class A common stock for cash if the Business Combination is consummated, irrespective of whether they vote for or against the Business Combination. If a Public Stockholder properly demands redemption of their shares, 890 will redeem each share for cash equal to the Public Stockholder’s pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of cash redemptions of 890’s common stock:

●	Assuming No Redemptions: This presentation assumes that no 890 public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in 890’s trust account.
●	Assuming Maximum Redemptions: This presentation assumes that 890’s public stockholders holding 28,750,000 of 890’s public shares exercise their redemption rights and that such shares are redeemed for their pro rata share (approximately $10.00 per share) of the funds in 890’s trust account for aggregate redemption proceeds of $287.5 million.

The following summarizes the pro forma New BuzzFeed shares outstanding under the two scenarios:

			Assuming
	Assuming No		Maximum
	Redemptions		Redemptions
	(Shares)%		(Shares)%
New BuzzFeed Class A shares issued to BuzzFeed stockholders	90,495,020	56.9%	90,495,020	69.4%
New BuzzFeed Class B shares issued to BuzzFeed stockholders	15,606,605	9.8%	15,606,605	11.9%
New BuzzFeed Class C shares issued to BuzzFeed stockholders	6,448,915	4.0%	6,448,915	4.9%
Total BuzzFeed stockholders	112,550,540	70.7%	112,550,540	86.2%
New BuzzFeed Class A shares issued to Complex Networks equityholders	10,000,000	6.3%	10,000,000	7.7%
New BuzzFeed Class A shares issued to 890 Public stockholders	28,750,000		28,750,000
Less: shares redeemed	—		(28,750,000)
Total public 890 shares	28,750,000	18.0%	—	—%
New BuzzFeed Class A shares issued to Founders, Sponsor, and underwriters	7,965,000	5.0%	7,965,000	6.1%
Pro Forma New BuzzFeed Shares Outstanding	159,265,540	100.0%	130,515,540	100.0%

The actual results will be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. The table above excludes New BuzzFeed Options, New BuzzFeed RSAs, and New BuzzFeed RSUs expected to be issued upon conversion of outstanding BuzzFeed Options, BuzzFeed Restricted Stock Awards, and BuzzFeed RSUs upon consummation of the Business Combination.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 are based on the historical financial statements of 890, BuzzFeed, and Complex Networks. The unaudited pro forma adjustments are based on information currently available. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(in thousands)

							As of June 30,			As of June 30,
	As of June 30, 2021						2021	Additional		2021
					Transaction			Transaction
				Accounting	Accounting		Pro Forma	Accounting		Pro Forma
				Policies and	Adjustments		Combined	Adjustments		Combined
			Complex	Reclassification	(Assuming		(Assuming	(Assuming		(Assuming
	BuzzFeed	890	Networks	Adjustments	No Redemptions)		No	Maximum		Maximum
	(Historical)	(Historical)	(Historical)	(Note 2)	(Note 3)		Redemptions)	Redemptions) (Note 3)		Redemptions)
ASSETS
Current assets
Cash and cash equivalents	154,809	498	5,753	—	287,508	[A]	350,863	(287,500)	[I]	63,363
					150,000	[B]
					(47,705)	[C]
					(200,000)	[M]
					5,000	[J]
					(5,000)	[K]
Accounts receivable, net	76,443	—	36,053	—			112,496	—		112,496
Prepaid and other current assets	18,242	684	12,949	(10,167)			21,708	—		21,708
Total current assets	249,494	1,182	54,755	(10,167)	189,803		485,067	(287,500)		197,567
Cash held in Trust Account	—	287,508	—	—	(287,508)	[A]	—	—		—
Property and equipment, net	23,491	—	—	—	—		23,491	—		23,491
Capitalized software costs, net	15,985	—	—	—	—		15,985	—		15,985
Intangible assets, net	19,831	—	63,623		56,677	[M]	140,131	—		140,131
Goodwill	5,927	—	83,956	—	108,840	[M]	198,723	—		193,723
Prepaid and other assets	15,292	—	2,146	10,167	(5,000)	[J]	22,605	—		22,605
Total assets	330,020	288,690	204,480	—	62,812		886,002	(287,500)		598,502
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	10,906	1,062	3,650	—	(1,723)	[C]	13,895	—		13,895
Accrued expenses	19,708	573	—	17,185	(1,595)	[C]	35,871	—		35,871
Accrued expenses and other liabilities	—	—	27,305	(27,305)	—		—	—		—
Advances from related party	—	—	—	—	—		—	—		—
Franchise tax payable	—	99	—	(99)	—		—	—		—
Deferred rent	4,270	—	—	177	—		4,447	—		4,447
Deferred revenue	2,123	—	11,170	—	—		13,293	—		13,293
Accrued compensation	22,683	—	—	9,756	—		32,439	—		32,439
Derivative liability	—	—	—	—	33,420	[B]	33,420	—		33,420
Other current liabilities	1,337	—	—	286	—		1,623	—		1,623
Total current liabilities	61,027	1,734	42,125	—	30,102		134,988	—		134,988

Deferred Rent	14,561	—	—	439	—		15,000	—		15,000
Debt	19,560	—	—	—	116,580	[B]	130,671	—		130,671
					(5,469)	[C]
Other liabilities	3,508	—	577	134	—		4,219	—		4,219
Warrant liabilities	—	12,324	—	—	—		12,324	—		12,324
Deferred tax liabilities, net	—	—	6,904	—	(6,904)	[M]	—	—		—
Long-term notes payable	—	—	5,000	—	(5,000)	[K]	—	—		—
Long-term incentive plan, noncurrent	—	—	573	(573)	—		—	—		—
Total liabilities	98,656	14,058	55,179	—	129,309		297,202	—		297,202
Commitments and Contingencies
Class A Common Stock subject to possible redemption	—	269,632	—	—	(269,632)	[F]	—	—		—
Series A, convertible preferred stock	3,001	—	—	—	(3,001)	[D]	—	—		—
Series A-1, convertible preferred stock	4	—	—	—	(4)	[D]	—	—		—
Series B, convertible preferred stock	7,904	—	—	—	(7,904)	[D]	—	—		—
Series C, convertible preferred stock	15,434	—	—	—	(15,434)	[D]	—	—		—
Series D, convertible preferred stock	19,311	—	—	—	(19,311)	[D]	—	—		—
Series E, convertible preferred stock	49,646	—	—	—	(49,646)	[D]	—	—		—
Series F, convertible preferred shares	199,856	—	—	—	(199,856)	[D]	—	—		—
Series G, convertible preferred shares	199,681	—	—	—	(199,681)	[D]	—	—		—
Redeemable noncontrolling interest	1,503	—	—	—	—		1,503	—		1,503
Stockholder’s (Deficit) Equity
Class A Common stock	1	—	—	—	8	[D]	14	(3)	[I]	11
					3	[F]
					1	[G]
					1	[M]
Class B Common stock	3	—	—	—	(1)	[D]	2	—		2
Class C Common stock	2	—	—	—	(1)	[D]	1	—		1
Class F Common stock	—	1	—	—	(1)	[G]	—	—		—
CM Partners, LLC members’ interests	—	—	273,573	—	(273,573)	[M]	—	—		—
Additional-paid-in-capital	96,886	8,271	—	—	(29,700)	[C]	981,118	(287,497)	[I]	693,621
					524,682	[D]
					(3,272)	[E]
					269,629	[F]
					5,640	[H]
					99,999	[M]
					8,983	[L]
Accumulated other comprehensive loss	(3,583)	—	—	—	—		(3,583)	—		(3,583)
Accumulated deficit	(358,767)	(3,272)	(124,272)	—	(9,218)	[C]	(390,737)	—		(390,737)
					(29,851)	[D]
					3,272	[E]
					(5,640)	[H]
					145,994	[M]
					(8,983)	[L]
Treasury stock	(820)	—	—	—	—		(820)	—		(820)
Total parent stockholder’s (deficit) equity	(266,278)	5,000	149,301	—	697,972		585,995	(287,500)		298,495
Noncontrolling interests	1,302	—	—				1,302			1,302
Total stockholder’s (deficit) equity	(264,976)	5,000	149,301		697,972		587,297	(287,500)		299,797
TOTAL LIABILITIES AND EQUITY	330,020	288,690	204,480	—	62,812		886,002	(287,500)		598,502

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)

	Six Months Ended June 30, 2021						Six Months
					Transaction		Ended
				Accounting	Accounting		June 30, 2021
				Policies	Adjustments		Pro Forma
				and	(Assuming No and		Combined
			Complex	Reclassification	Maximum		(Assuming No and
	BuzzFeed	890	Networks	Adjustments	Redemptions)		Maximum
	(Historical)	(Historical)	(Historical)	(Note 2)	(Note 3)		Redemptions)
Revenue	161,752	—	53,084	—	—		214,836
Costs and expenses
Cost of revenue, excluding depreciation and amortization	87,066	—	25,882	1,079	1,075	[EE]	115,102
Sales and marketing	22,952	—	1,975	225	2,307	[EE]	27,459
General and administrative	45,445	1,901	9,250	24,311	5,184	[EE]	86,091
Research and development	13,599	—	—	—	416	[EE]	14,015
Depreciation and amortization	9,626	—	4,996	—	2,616	[FF]	17,238
Employee related costs	—	—	25,615	(25,615)	—		—
Administrative fee – related party	—	120	—	—	—		120
Franchise tax expense	—	99	—	—	—		99
Total costs and expenses	178,688	2,120	67,718	—	11,598		260,124
Loss from operations	(16,936)	(2,120)	(14,634)	—	(11,598)		(45,288)
Change in fair value of warrant liabilities	—	(917)	—	—	—		(917)
Offering costs associated with issuance of public and private warrants	—	(232)	—	—	—		(232)
Net gain from investments held in Trust Account	—	8	—	—	(8)	[BB]	—
Other income (expense), net	164	—	—	(20)	(8,451)	[CC]	(8,307)
Interest expense			(20)	20	—		—
(Loss) income before income taxes	(16,772)	(3,261)	(14,654)	—	(20,057)		(54,744)
Income tax benefit	(4,658)	—	(3,128)	—	4,019	[HH]	(3,767)
Net (loss) income	(12,114)	(3,261)	(11,526)	—	(24,076)		(50,977)
Net income attributable to the redeemable noncontrolling interest	145	—	—	—	—		145
Net loss attributable to the nonredeemable noncontrolling interest	(310)	—	—	—	—		(310)
Net (loss) income attributable to parent	(11,949)	(3,261)	(11,526)	—	(24,076)		(50,812)

			Assuming No
			Redemptions
Net (loss) income per common share - basic and diluted	(0.22)	(0.36)	(0.32)
Basic and diluted weighted average common shares outstanding	55,157	9,157	159,266

Assuming
Maximum
Redemptions
Net loss per common share - basic and diluted	(0.39)
Basic and diluted weighted average common shares outstanding	130,516

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)

		Period from
		September 9,
	Year ended	2020 (inception) to	Year ended				Year Ended
	December 31,	December 31,	December 31,				December 31,
	2020	2020	2020				2020
				Accounting	Transaction
				Policies	Accounting		Pro Forma
				and	Adjustments		Combined
			Complex	Reclassification	(Assuming No and		(Assuming No and
	BuzzFeed	890	Networks	Adjustments	Maximum		Maximum
	(Historical)	(Historical)	(Historical)	(Note 2)	Redemptions)		Redemptions)
Revenue	321,324	—	125,044	—	—		446,368
Costs and expenses
Cost of revenue, excluding depreciation and amortization	140,290	—	65,428	18,471	—		224,189
Sales and marketing	50,680	—	2,678	15,583	—		68,941
General and administrative	83,061	11	13,377	9,938	11,400	[AA]	123,427
					5,640	[DD]
Research and development	17,669	—	—	—	—		17,669
Depreciation and amortization	17,486	—	9,684	—	4,333	[FF]	31,503
Employee related costs	—	—	43,992	(43,992)	—
Total costs and expenses	309,186	11	135,159	—	21,373		465,729
Income (loss) from operations	12,138	(11)	(10,115)	—	(21,373)		(19,361)
Offering costs associated with issuance of public and private warrants	—	—	—	—
Other income (expense), net	670	—	—	48	(1,568)	[AA]	(17,120)
					(16,270)	[CC]
Interest income	—	—	48	(48)	—
Loss on disposition	(711)	—	—	—	(711)
Income (loss) before income taxes	12,097	(11)	(10,067)	—	(39,211)		(37,192)
Income tax provision (benefit)	941	—	(3,077)	—	(18,645)	[GG]	(20,781)
Net income (loss)	11,156	(11)	(6,990)	—	(20,566)		(16,411)
Net income attributable to the redeemable noncontrolling interest	820	—	—	—	—		820
Net Income (loss) attributable to parent	10,336	(11)	(6,990)	—	(20,566)		(17,231)

			Assuming No
			Redemptions
Net income (loss) per common share - basic and diluted	—	—	(0.11)
Basic and diluted weighted average common shares outstanding	39,027	6,250	159,266

Assuming
Maximum
Redemptions
Net loss per common share - basic and diluted	(0.13)
Basic and diluted weighted average common shares outstanding	130,516
(1)	The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 includes $25,289 of revenue earned by Complex Networks and $11,517 of expenses incurred by Complex Networks, included within cost of revenue, related to a contract with a related party. Revenue and expenses related to this contract are not expected to reoccur beyond 12 months after the C Acquisition.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 - Basis of Presentation

The Two-Step Merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, 890 will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Two-Step Merger will be treated as the equivalent of BuzzFeed issuing shares for the net assets of 890, accompanied by a recapitalization. The net assets of 890 will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Two-Step Merger will be those of BuzzFeed.

The C Acquisition will be considered a business combination under FASB ASC 805, and will be accounted for using the acquisition method of accounting. BuzzFeed will record the fair value of assets acquired and liabilities assumed from Complex Networks.

The determination of BuzzFeed being the accounting acquirer for the Two-Step Merger and C Acquisition was primarily based on evaluation of the following facts and circumstances: (i) BuzzFeed’s existing stockholders will own the majority of the shares and have the majority of the voting interests in New BuzzFeed under both the no redemption and maximum redemption scenarios with over 94% of the voting interests in each scenario; (ii) BuzzFeed will appoint the majority of the directors on the New BuzzFeed Board; (iii) BuzzFeed’s existing management will comprise the majority of the management of New BuzzFeed; (iv) BuzzFeed is the larger entity based on historical revenues and business operations and will comprise the majority of the ongoing operations of New BuzzFeed; and (v) New BuzzFeed will assume BuzzFeed’s name.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 assumes that the Transactions occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 present the pro forma effect of the Transactions as if it had been completed on January 1, 2020. These periods are presented on the basis of BuzzFeed being the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

●	890’s unaudited condensed balance sheet as of June 30, 2021 and the related notes for the six months ended June 30, 2021, included elsewhere in this proxy statement/prospectus;
●	BuzzFeed’s unaudited condensed consolidated balance sheet as of June 30, 2021 and the related notes for the six months ended June 30, 2021, included elsewhere in this proxy statement/prospectus; and
●	Complex Networks’ unaudited condensed consolidated balance sheet as of June 30, 2021 and the related notes for the six months ended June 30, 2021, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 has been prepared using, and should be read in conjunction, with the following:

●	890’s unaudited condensed statement of operations for the six months ended June 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus;
●	BuzzFeed’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus; and
●	Complex Networks’ unaudited condensed consolidated statement of operations for the six months ended June 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction, with the following:

●	890’s statement of operations for the period from September 9, 2020 (inception) through December 31, 2020 and the related notes, included elsewhere in this proxy statement/prospectus;

●	BuzzFeed’s consolidated statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in this proxy statement/prospectus; and
●	Complex Networks’ consolidated statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Transaction Accounting Adjustments”). As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 ”Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The pro forma financial information reflects transaction-related adjustments management believes are necessary to present fairly BuzzFeed’s pro forma results of operations and financial position following the closing of the Two-Step Merger, C Acquisition, and related transactions as of and for the periods indicated. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. 890 believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Two-Step Merger, C Acquisition, and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New BuzzFeed. They should be read in conjunction with the audited financial statements and notes thereto of each of 890, BuzzFeed and Complex Networks included elsewhere in this proxy statement/prospectus.

Note 2 - Accounting Policies and Reclassifications

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align 890’s, and Complex Networks’ financial statement presentation to that of BuzzFeed, the accounting acquirer. Additionally, management has performed an initial review of the accounting policies of each entity to conform the accounting policies to those of BuzzFeed, the accounting acquirer. In doing so, management has not identified differences that would have a material impact on the unaudited pro forma combined financial information. Upon consummation of the Transactions, management will perform a comprehensive review of the three entities’ accounting policies and financial statements. As a result of the review, management may identify differences between the accounting policies of the entities and further reclassification adjustments which, when conformed, could have a material impact on the financial statements of New BuzzFeed.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that directly reflect the accounting for the Transactions.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New BuzzFeed filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of New BuzzFeed’s shares outstanding, assuming the Transactions occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

(A)	Reflects the reclassification of cash and cash equivalents held in 890’s trust account that becomes available upon completion of the Business Combination.
(B)	Represents the proceeds from the issuance of $150.0 million of convertible notes in the Convertible Note Financing, including a derivative liability of approximately $33.4 million, based on commitments received.
(C)	Reflects the transaction costs incurred by BuzzFeed and 890 including, but not limited to, advisory fees, legal fees and registration fees. This includes the recognition against additional paid-in capital of $29.7 million of direct and incremental costs incurred by BuzzFeed and 890 in connection with the consummation of the Two-Step Merger, the recognition against debt of $5.5 million of direct and incremental costs incurred by BuzzFeed and 890 in connection with the Convertible Note Financing, and the expensing and cash settlement of $7.6 million of certain transaction costs incurred by BuzzFeed and Complex Networks related to the C Acquisition and $1.6 million of direct and incremental transaction costs allocated to the derivative liability component of the Convertible Note Financing.
(D)	Represents recapitalization of BuzzFeed’s equity, including:
●	Conversion of 3,175,773 shares of BuzzFeed Preferred A-1 stock and 500,000 shares of BuzzFeed Preferred A stock into 36,757,730 shares of BuzzFeed Class B common stock;
●	Conversion of 19,931,099 shares of BuzzFeed Class B common stock to an equivalent number of shares of BuzzFeed Class A common stock;
●	Issuance of 30,880,000 shares of New BuzzFeed Class A common stock in exchange for all outstanding shares of BuzzFeed Preferred F stock and all outstanding shares of BuzzFeed Preferred G stock;
●	Issuance of 59,615,020 shares of New BuzzFeed Class A common stock in exchange for all outstanding shares of BuzzFeed Class A common stock and BuzzFeed preferred stock (other than Series F Preferred Stock and Series G Preferred Stock).
●	Issuance of 15,606,605 shares of New BuzzFeed Class B common stock in exchange for all outstanding shares of BuzzFeed Class B common stock.
●	Issuance of 6,448,915 shares of New BuzzFeed Class C common stock in exchange for all outstanding shares of BuzzFeed Class C common stock.
(E)	Reflects the reclassification of 890’s historical accumulated deficit to additional paid-in capital in connection with the Two-Step Merger.
(F)	Represents the reclassification of historical 890’s Class A common stock subject to possible redemption from temporary equity into permanent equity.
(G)	Represents the conversion of 890 Class F common stock to Class A common stock in connection with the Two-Step Merger.
(H)	Reflects the recognition of $5.6 million of stock-based compensation expense associated with the Escrow Agreement. Under the terms of the Escrow Agreement in the event the Transfer Date SPAC Share Price (as defined in the Escrow Agreement) is less than $12.50 per share on the Transfer Date (as defined in the Escrow Agreement) (the “Market Condition”), the escrow agent will transfer a number of Escrowed Shares equal to the Make Whole Shares (as defined in the Escrow Agreement) to NBCU, and the remainder, if any, to Mr. Peretti. If the Transfer Date SPAC Share Price is equal to or greater than $12.50 per share, all of the Escrowed Shares will be transferred to Mr. Peretti. The $5.6 million estimated fair value was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the likelihood that the Market Condition will be satisfied. This equity award is accounted for as compensatory to the Chief Executive Officer. As there are no future service conditions, the estimated fair value of the award is recognized upon closing of the Two-Step Merger as a non-recurring expense.
(I)	Reflects the maximum redemption of 28,750,000 public shares for aggregate redemption payments of $287.5 million allocated to Class A common stock and additional paid-in capital using par value $0.0001 per share and at a redemption price of $10.00 per share.
(J)	Represents the reclassification of the $5.0 million performance deposit placed in escrow associated with the acquisition of Complex Networks from prepaid and other assets to cash. Upon completion of the C Acquisition the deposit will be returned to BuzzFeed by the escrow agent.
(K)	Represents the repayment of Complex Networks’ related party long-term notes payable upon closing of the C Acquisition.
(L)	Represents incremental stock-based compensation expense associated with 9,164,000 BuzzFeed RSUs granted to employees which vest upon satisfaction of both a service condition and liquidity condition, which will satisfied upon completion of the Two-Step Merger. The liquidity event has not been deemed probable for expense recognition in the Unaudited Condensed Consolidated Statement of Operations. A further 8,103,000 BuzzFeed RSUs outstanding at June 30, 2021 contain a liquidity condition that will not be satisfied by the Two-Step Merger. Accordingly, no expense has been recognized related to these awards in the Unaudited Condensed Consolidated Statement of Operations or Unaudited Pro Forma Condensed Combined Statement of Operations.

Purchase Price Allocation Adjustments (PPA)

(M)	The estimated purchase consideration is as follows (in thousands):

Estimated Consideration:
Cash consideration(1)	$200,000
Share consideration(2)	100,000
Total estimated consideration	$300,000
(1)Includes the estimated cash consideration of $200 million. This amount will be adjusted for estimated Closing Specified Liabilities as specified in the C Acquisition Purchase Agreement.
(2)Represents 10,000,000 shares of New BuzzFeed Class A common stock at an assumed price of $10.00 per share.

Under the acquisition method of accounting, the identifiable assets acquired, and liabilities assumed of Complex Networks are recorded at the acquisition date fair values. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the C Acquisition.

For all assets acquired and liabilities assumed other than identified intangible assets and goodwill, unless otherwise noted, the carrying value was estimated to equal fair value. The final determination of the fair value of certain assets and liabilities will be completed within the one-year measurement period as required by FASB ASC 805. The size and breadth of the C Acquisition may necessitate the use of this measurement period to adequately analyze and assess a number of factors used in establishing the asset and liability fair values as of the acquisition date, including the significant contractual and operational factors underlying the developed technology and the assumptions underpinning the related tax impacts of any changes made. Any potential adjustments made could be material in relation to the preliminary values presented.

Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair values set forth below.

The following table sets forth a preliminary allocation of the estimated consideration for the C Acquisition to the identifiable tangible and intangible assets acquired and liabilities assumed based on Complex Networks’ June 30, 2021 balance sheet, with the excess recorded as goodwill (in thousands):

Cash	753
Accounts receivable	36,053
Prepaid expenses and other current assets	2,782
Intangible assets	120,300
Other assets	12,313
Total assets	172,201
Accounts payable	3,650
Accrued expenses	17,185
Deferred rent	177
Deferred revenue	11,170
Accrued compensation	9,756
Other current liabilities	187
Deferred rent, noncurrent	439
Deferred tax liabilities	21,722
Other liabilities	711
Total liabilities	64,997
Net identifiable assets acquired (a)	107,204
Estimated purchase consideration (b)	300,000
Estimated goodwill (b) – (a)	192,796

In accordance with FASB ASC 350, goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the quarter in which the determination is made may be recognized. Goodwill recognized is not expected to be deductible for tax purposes.

Total consideration was calculated based on a $10.00 share price. In the event that the share price increases or decreases by 10%, the impact on total consideration and goodwill would be as follows (in thousands except for stock price):

		Estimated
Change in stock price	Stock Price	Consideration	Goodwill
Decrease of 10%	$9.00	$290,000	$182,796
Increase of 10%	$11.00	$310,000	$202,796

The table below indicates the estimated fair value of each of the identifiable intangible assets (in thousands, except for useful life):

	Preliminary	Weighted	Pro Forma Amortization Expense
	Estimated Asset	Average Useful	For the Six Months	For the Year Ended
	Fair Value	Life (Years)	Ended June 30, 2021	December 31, 2020
Trademarks & tradenames	90,000	15	3,000	6,000
Customer relationships	25,000	4	3,125	6,250
Developed technology	5,300	3	883	1,767

These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts that will be calculated after completing a detailed valuation analysis, and the difference could be material relative to the preliminary values presented. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of goodwill of $12.0 million and annual amortization expense of approximately $1.4 million, assuming an overall weighted average useful life of 12.2 years.

Deferred tax liabilities were established based on the preliminary purchase price allocation resulting from the step up in fair value of intangible assets, using a pro forma blended statutory tax rate of 23.0% of the combined company. This estimate of deferred income tax liabilities is preliminary and is subject to change based upon the final determination of the fair value of assets acquired and liabilities assumed by jurisdiction.

The C Acquisition results in the recognition of deferred tax liabilities related primarily to amortizable intangible assets with no tax basis. The deferred tax amounts were determined based on an estimated tax rate of 23.0% based on a jurisdictional federal and state blended tax rate. Following the C Acquisition, BuzzFeed and Complex Networks will file a consolidated U.S. federal and various state tax returns. It is expected that the $21.7 million of net deferred tax liabilities recognized as a result of the transaction can be used as a source of future taxable income to support partial realizability of BuzzFeed’s deferred tax assets. The change in the deferred tax asset valuation allowance will be recognized as an income tax benefit and therefore is reflected as an adjustment to the accumulated deficit.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 are as follows:

(AA)	Reflects certain non-recurring transaction costs incurred by BuzzFeed, 890, and Complex Networks subsequent to June 30, 2021, principally related to the C Acquisition. A further $10.2 million of transaction costs are included in the historical statements of operations of BuzzFeed, 890, and Complex Networks for the six months ended June 30, 2021 and are non-recurring in nature.
(BB)	Reflects the elimination of 890’s historical net gain on investments earned on the Trust Account.
(CC)	Reflects the incremental interest expense related to the issuance of the convertible notes in the Convertible Note Financing.
(DD)	Reflects the recognition of $5.6 million of stock-based compensation expense associated with the Escrow Agreement. This equity award is accounted for as compensatory to the Chief Executive Officer. As there are no future service conditions, the estimated fair value of the award is recognized upon closing of the Two-Step Merger as a non-recurring expense.
(EE)	Represents incremental stock-based compensation expense associated with 9,164,000 BuzzFeed RSUs granted to employees which vest upon satisfaction of both a service condition and liquidity condition, which will be satisfied upon completion of the Two-Step Merger. The liquidity event has not been deemed probable for expense recognition in the Unaudited Condensed Consolidated Statement of Operations. A further 8,103,000 BuzzFeed RSUs outstanding at June 30, 2021, with associated unrecognized compensation expense of approximately $21.4 million, contain a liquidity condition that will not be satisfied by the Two-Step Merger. Accordingly, no expense has been recognized related to these awards in the Unaudited Condensed Consolidated Statement of Operations or Unaudited Pro Forma Condensed Combined Statement of Operations.

Purchase Price Allocation Adjustments (PPA)

(FF)	Reflects the incremental amortization expense recorded as a result of the fair value adjustment for intangible assets acquired in the C Acquisition.
(GG)	Reflects the non-recurring income tax benefit related to the partial release of BuzzFeed’s deferred tax asset valuation allowance as described in Note (M) above. As New BuzzFeed is in a cumulative pro forma loss position and is not expected to have sufficient sources of taxable income to realize any further tax benefits, there are no further income tax effects estimated related to the other pro forma adjustments.
(HH)	Represents the reduction of income tax benefit recognized from the combination of historical BuzzFeed’s and Complex Networks’ interim tax calculations including the effects of the Transactions.

Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Transactions, assuming the shares were outstanding since January 1, 2020. As the Transactions, are being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Transactions have been outstanding for the entire period presented. If the maximum number of shares of common stock of 890 are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming the no redemptions and maximum redemptions scenarios (in thousands, except per share amounts):

		Assuming		Assuming
	Assuming No	Maximum	Assuming No	Maximum
	Redemptions	Redemptions	Redemptions	Redemptions
	Six Months	Six Months	Year Ended	Year Ended
	Ended June 30,	Ended June 30,	December 31,	December 31,
Pro Forma Basic and Diluted Earnings Per Share	2021	2021	2020	2020
Pro Forma net income (loss) attributable to common stockholders	$(50,812)	$(50,812)	$(17,231)	$(17,231)
Weighted average shares outstanding, basic and diluted	159,266	130,516	159,266	130,516
Basic and diluted net income (loss) per share of Class A, Class B, and Class C common stock	$(0.32)	$(0.39)	$(0.11)	$(0.13)
Pro Forma Weighted Average Shares - Basic and Diluted
Weighted average shares of Class A common stock outstanding, basic and diluted	137,210	108,460	137,210	108,460
Weighted average shares of Class B common stock outstanding, basic and diluted	15,607	15,607	15,607	15,607
Weighted average shares of Class C common stock outstanding, basic and diluted	6,449	6,449	6,449	6,449
Pro Forma Weighted Average Shares – Basic and Diluted	159,266	130,516	159,266	130,516

OTHER INFORMATION RELATED TO 890

Introduction

890 is a blank check company incorporated on September 9, 2020 as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Merger Agreement, 890’s efforts were limited to organizational activities, completion of its IPO and the evaluation of possible business combinations.

Initial Public Offering

890 has neither engaged in any operations nor generated any revenue to date. Based on 890’s business activities, 890 is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On January 11, 2021, 890 consummated, and on January 14, 2021, closed its IPO of 28,750,000 units, including the issuance of 3,750,000 units as a result of the underwriters’ exercise of their over-allotment option. Each unit consists of one share of Class A common stock and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $287.5 million. Prior to the consummation of the IPO, on October 15, 2020, our Sponsor purchased 7,187,500 shares of 890 Class F common stock for an aggregate purchase price of $25,000, or approximately $0.003 per share. In December 2020, our Sponsor sold 621,222 founder shares to PA 2 Co-Investment (an affiliate of Cowen), and in January 2021 sold an aggregate of 266,238 founder shares to Craig-Hallum and certain of its affiliates and an aggregate of 105,000 founder shares to our independent director nominees (20,000 shares to each of Ms. Yaccarino and Messers. Flanders, Bank, and Jashni, and 25,000 to Ms. Turner (Ms. Turner received 20,000 shares for her service as an independent director and 5,000 shares for her service as chair of the audit committee)), in each case at their original per share purchase price. The number of founder shares issued was determined based on the expectation that the IPO would be a maximum of 28,750,000 units and therefore that such founder shares would represent, on an as-converted basis, 20% of the outstanding shares of Class A common stock under the IPO.

Simultaneously with the consummation of the IPO, 890 consummated the private sale of an aggregate of 777,500 Private Placement Units to Founders, consisting of one share of 890 Class A common stock and one-third of one redeemable warrant, each whole warrant exercisable to purchase one share of 890 Class A common stock, at a price of $10.00 per Private Placement Unit, generating gross proceeds, before expenses, of approximately $7.775 million. The Private Placement Warrants are identical to the warrants included in the units sold in the IPO, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by 890, (ii) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after 890 completes its initial business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they will be entitled to registration rights.

Upon the closing of the IPO and the Private Placement Warrants, $287.5 million was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except for the withdrawal of interest to pay franchise and income taxes, if any. None of the funds held in trust will be released from the Trust Account until the earliest of (i) the completion of an initial business combination; (ii) the redemption of any of the public shares properly tendered in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of 890’s obligation to redeem 100% of the public shares if 890 does not complete an initial business combination within 24 months from the closing of its IPO and (iii) the redemption of 100% of the public shares if 890 is unable to complete an initial business combination within 24 months from the closing of 890’s IPO, subject to applicable law. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of June 30, 2021, there was $287,507,970 in investments and cash held in the Trust Account.

Fair Market Value of BuzzFeed’s Business

890’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. 890 will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The 890 Board determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

Under the Current Charter, in connection with any proposed business combination, 890 must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for 890’s IPO. Accordingly, in connection with the Business Combination, the 890 stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

In connection with 890’s IPO, 890’s initial stockholders (consisting of our Sponsor and 890’s executive officers and independent director nominees) and its directors at the time of its IPO entered into a letter agreement to vote their shares in favor of the Business Combination Proposal, and 890 also expects them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, 890’s initial stockholders own approximately 20% of the total outstanding 890 Shares.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding 890 or its securities, the Initial Stockholders, BuzzFeed and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of 890 Class A common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) (A) 890 satisfy the BuzzFeed Required Funds, and (B) following payment of the aggregate amount of cash proceeds required to satisfy any redemption of public shares, BuzzFeed Transaction Costs and 890 Transaction Costs, the obligation to pay the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) in accordance with the terms of the C Acquisition Purchase Agreement is satisfied. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible.While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by 890’s initial stockholders for nominal value.

Liquidation if No Business Combination

890 has until January 14, 2023 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its stockholders may approve in accordance with the Current Charter), 890 will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of 890’s remaining stockholders and its board of directors, liquidate and dissolve, subject, in each case, to 890’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to 890 warrants, which will expire worthless if 890 fails to complete its initial business combination by January 14, 2023.

890’s initial stockholders (consisting of the Sponsor and 890’s executive officers and directors) have entered into a letter agreement with it, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their founder shares if 890 fails to complete its initial business combination within the required time frame. However, if 890’s initial stockholders acquire public shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if 890 fails to complete its initial business combination by January 14, 2023.

890’s initial stockholders have also agreed, pursuant to a written agreement with 890, that they will not propose any amendment to the Current Charter that would affect the substance or timing of 890’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by January 14, 2023, unless 890 provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. However, 890 may not redeem the public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules).

890 expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,025,000 of proceeds held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, 890 may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If 890 was to expend all of the net proceeds of its IPO, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon its dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of its creditors, which would have higher priority than the claims of its public stockholders. 890 cannot assure you that the actual per-share redemption amount received by stockholders will not be less than $10.00. While 890 intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although 890 will seek to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against 890’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, 890’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to 890 than any alternative. Examples of possible instances where 890 may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. As of the date of this proxy statement/prospectus, 890 is not a party to any agreement that does not contain such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with 890 and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to 890 if and to the extent any claims by a third party for services rendered or products sold to 890, or a prospective target business with which 890 has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay 890 franchise and income taxes, except as,  to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under 890’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. However, 890 has not asked our Sponsor to reserve for such indemnification obligations, nor has 890 independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and 890 believes that our Sponsor’s only assets are 890’s securities. Therefore, 890 cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, 890 may not be able to complete the Business Combination, and 890’s public stockholders would receive such lesser amount per share in connection with any redemption of their public shares. None of 890’s officers or directors will indemnify 890 for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, 890’s independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While 890 currently expects that its independent directors would take legal action on its behalf against our Sponsor to enforce its indemnification obligations to 890, it is possible that 890’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, 890 cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

890 will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with 890 waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under 890’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. 890 has access to up to approximately $2,025,000 held outside the Trust Account with which it may pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that 890 liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.

If 890 files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of 890’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, 890 cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if 890 files a bankruptcy petition or an involuntary bankruptcy petition is filed against 890 that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by 890’s stockholders. Furthermore, 890’s board may be viewed as having breached its fiduciary duty to 890’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. 890 cannot assure you that claims will not be brought against it for these reasons.

890’s public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the public shares if 890 does not complete its initial business combination by January 14, 2023, or (ii)  if they redeem their respective shares for cash upon the completion of 890’s initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event 890 seeks stockholder approval in connection with an initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to 890 for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.

Properties

890 currently maintains its executive offices at 14 Elm Place, Suite 206, Rye, New York 10580. 890 has agreed to pay the Sponsor for office space, utilities, general office and secretarial support, and administrative and support services in a total amount of $20,000 per month for up to 24 months. 890 believes, based on rents and fees for similar services, that this amount is at least as favorable as it could have obtained from an unaffiliated person. 890 considers its current office space adequate for its current operations.

Employees

890 currently has three executive officers. These individuals are not obligated to devote any specific number of hours to 890’s matters but they intend to devote as much of their time as they deem necessary to 890’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the Business Combination process it is in. 890 does not intend to have any full time employees prior to the completion of its initial business combination.

Directors and Executive Officers

890’s directors and executive officers are as follows:

Name	Age	Position
Adam Rothstein	49	Executive Chairman and Director
Emiliano Calemzuk	48	Chief Executive Officer and Director
Michael Del Nin	50	Chief Financial Officer and Chief Operating Officer
Linda Yaccarino	58	Director
Kelli Turner	51	Director
David Bank	52	Director
Scott Flanders	64	Director
Jon Jashni	57	Director

Adam Rothstein serves as our Executive Chairman and board member. Mr. Rothstein is a Co-Founder and General Partner of Disruptive Technology Partners, an Israeli technology-focused early-stage investment fund, and Disruptive Growth, a collection of late-stage investment vehicles focused on Israeli technology, which he co-founded in 2013 and 2014 respectively. Since 2014, Mr. Rothstein has also been the Managing Member of 1007 Mountain Drive Partners, LLC, which is a consulting and investment vehicle. Previously, from July 2019 until January 2021, Mr. Rothstein was a director of Subversive Capital Acquisition Corp. (NEO: SVC.A.U) (OTCQX: SBVCF), a special purpose acquisition company that partnered with Shawn “JAY-Z” Carter and Roc Nation in January 2021 to acquire CMG Partners Inc. and Left Coast Ventures, Inc. and which now trades as TPCO Holding Corp. (NEO: GRAM.U) (OTCQX: GRAMF). Mr. Rothstein was also a sponsor and director of Roth CH Acquisition I Co. (NASDAQ: ROCH), from May 2020 until March 2021. Roth CH Acquisition I was a special purpose acquisition company that merged with PureCycle Technologies LLC and is now publicly listed on NASDAQ as PureCycle Technologies, Inc. (NASDAQ: PCT). Mr. Rothstein was also a sponsor and director of Roth CH Acquisition II Co. (NASDAQ: ROCC), from December 2020 until July 2021. Roth CH Acquisition II was a special purpose acquisition company that merged with Reservoir Holdings, Inc. and is now publicly listed on NASDAQ as Reservoir Media, Inc. (NASDAQ: RMI). In July of 2021 Mr. Rothstein was named a director of Reservoir Media, Inc. (NASDAQ: RMI). Mr. Rothstein is also a sponsor and director of Roth CH Acquisition III Co. (NASDAQ: ROCR) since March 2021. Roth CH Acquisition III Co. is a special purpose acquisition company that has entered into an agreement and plan of merger with BCP QualTek HoldCo, LLC pursuant to which Roth CH Acquisition III Co. will acquire BCP QualTek HoldCo, LLC. Mr. Rothstein is also a director of Roth CH Acquisition IV Co. since August 2021. Roth CH Acquisition IV Co. is a special purpose acquisition company. Mr. Rothstein has over 20 years of investment experience, and currently sits on the boards of directors of several early- and mid-stage technology and media companies both in the US and in Israel and is on the Advisory Board for the Leeds School of Business at the University of Colorado, Boulder. Mr. Rothstein graduated summa cum laude with a Bachelor of Science in Economics from the Wharton School of Business at the University of Pennsylvania and has a Master of Philosophy (MPhil) in Finance from the University of Cambridge.

Emiliano Calemzuk serves as our Chief Executive Officer and a member of our board of directors since November 2020. Mr. Calemzuk is a media executive and entrepreneur with 20 years of experience in the international media and management space. He currently serves as the Lead Independent Director and Chairman of the Nominating and Corporate Governance at MercadoLibre, Inc. (Nasdaq: MELI), an e-commerce and payments platform in Latin America. Mr. Calemzuk was recently Co-Founder and CEO of RAZE, a Los Angeles-based media venture which produces traditional and social content geared toward a Hispanic and Latin American audience in the United States. In 2015 and 2016 Mr. Calemzuk partnered with Time Inc., publisher of Time, Sports Illustrated, People, and other major magazine titles to assist with Time Inc.’s entry into digital video. In 2013 and 2014 Mr. Calemzuk joined Jeff Sagansky’s and Harry Sloan’s $400 million special purpose acquisition company, Silver Eagle Acquisition Company, as target company Chief Executive Officer designate. Mr. Calemzuk had a 14-year career at 21st Century Fox / News Corp in the C-suite. He served as Chief Executive Officer of Shine Group Americas, a unit of 21st Century Fox, from 2010 to 2012. In this capacity Mr. Calemzuk oversaw scripted and non-scripted television series. From 2007 to 2010, Mr. Calemzuk served as President of Fox Television Studios. From 2002 to 2007 Mr. Calemzuk was based in Rome, Italy, as President of FOX International Channels Europe where he managed the operation of the FOX Italian TV group. In addition, Mr. Calemzuk supervised the FOX operation in Spain, France, Germany, Turkey, and Eastern Europe. Before moving to Rome, Mr. Calemzuk was Vice President and Deputy Managing Director of FOX Latin American Channels. In 2000 Mr. Calemzuk held the post of General Manager of Fox Kids Latin America. Mr. Calemzuk was born in Mar del Plata, Argentina, and is a cum laude graduate of the University of Pennsylvania.

Michael Del Nin has served as our Chief Financial Officer and Chief Operating Officer since January 11, 2021. Mr. Del Nin was the Co-Chief Executive Officer of Central European Media Enterprises Ltd. (Nasdaq: CETV), one of Europe’s leading television broadcasters, from September 2013 until its sale in October 2020, and was a member of its Board of Directors from October 2009 until September 2013. Mr. Del Nin previously was the Senior Vice President of International and Corporate Strategy at Time Warner Inc. from 2008 until 2013, in which capacity he helped drive Time Warner Inc.’s global strategy and business development initiatives, with a particular focus on international operations and investments. From 2006 to 2008, Mr. Del Nin was the Senior Vice President responsible for Mergers and Acquisitions at Time Warner Inc. Mr. Del Nin’s prior experience includes roles at New Line Cinema, as Senior Vice President, Business Development, and as an investment banker at Salomon Smith Barney focused on the media industry. Mr. Del Nin holds an undergraduate business degree from Bocconi University and a law degree from the University of New South Wales.

Linda Yaccarino has served as a member of our board of directors since January 11, 2021. As Chairman of Global Advertising and Partnerships at NBCUniversal, Ms. Yaccarino is also responsible for managing over $12 billion in revenue annually and stewarding the company’s industry-leading portfolio of linear networks, digital platforms, distribution partnerships, and client relationships. At NBCUniversal, Ms. Yaccarino, with the help of her 1,500-person team, connects established and emerging brands to hundreds of millions of viewers. Ms. Yaccarino oversees Global, National and Local Advertising Sales and Partnerships, Ad Sales Marketing and Strategic Initiatives at NBCUniversal, and spearheads its cross-company Data Strategy efforts. Ms. Yaccarino is the Chairman of the World Economic Forum’s Taskforce on Future of Work, and the Chair of The Advertising Council’s Board of Directors. Ms. Yaccarino is a graduate of Pennsylvania State University. We believe Ms. Yaccarino is well-qualified to serve as a member of the board due to her business experience, as well as her contacts and relationships.

Kelli Turner has served as a member of our board of directors since January 11, 2021. Ms. Turner is currently President and Chief Operating Officer at SESAC, Inc., a music rights licensing company. She is also general partner of RSL Venture Partners. Additionally, Ms. Turner recently joined the Board of Directors of DoubleVerify, a leading software platform for digital media measurement and analytics, and was on the Board of Directors of Central European Media Enterprises Ltd. (Nasdaq: CETV), a media and entertainment company operating in Central and Eastern European markets, until its sale in October 2020. Ms. Turner was previously President and Chief Financial Officer of RSL Management Corporation from February 2011 to April 2012. Ms. Turner previously was Chief Financial Officer and Executive Vice President of Martha Stewart Living Omnimedia, Inc., a diversified media and merchandising company, from 2009 to 2011, where she was responsible for all aspects of the company’s financial operations, while working closely with the executive team in shaping Martha Stewart Living Omnimedia, Inc.’s business strategy and capital allocation process. A lawyer and a registered certified public accountant with significant experience in the media industry, Ms. Turner joined Martha Stewart Living Omnimedia, Inc. in 2009 from Time Warner Inc., where she held the position of Senior Vice President, Operations in the Office of the Chairman and Chief Executive Officer. Prior to that, she served as Senior Vice President, Business Development for New Line Cinema from 2006 to 2007 after having served as Time Warner Inc.’s Vice President, Investor Relations from 2004 to 2006. Ms. Turner worked in investment banking for years with positions at Allen & Company and Salomon Smith Barney prior to joining Time Warner Inc. Early in her career, she also gained tax and audit experience as a certified public accountant at Ernst & Young, LLP. Ms. Turner received her undergraduate business degree and her law degree from the University of Michigan. We believe Ms. Turner is well-qualified to serve as a member of the board due to her business experience, as well as her contacts and relationships.

David Bank has served as a member of our board of directors since January 11, 2021. Mr. Bank is Executive Vice President, Corporate Development and Strategy for A+E Networks. He was named to the role in July 2019 and is responsible for long-term strategic and business development plans, including identifying potential partners in the marketplace, and exploring opportunities that align with the company’s forecasted objectives. Mr. Bank is also member of the board of directors of Johnson Production Group. Mr. Bank is a veteran analyst and financial professional with expertise in the media and entertainment industry. Prior to joining A+E Networks, he served as Executive Vice President, Investor Relations at CBS Corp. Previously, Mr. Bank had a 16-year career as a sell-side equity research analyst and Managing Director at RBC Capital Markets where he primarily covered Large Cap Media and Entertainment Companies. He also served as Associate Director of The US Equity Research Department at RBC Capital Markets. Mr. Bank began his career as an investment banker focusing on financial institutions at First Boston, then joined Furman Selz as an Investment Banker focused on Media. He holds a Bachelor of Arts from Williams College and a Master of Business Administration from The Yale School of Management. We believe Mr. Bank is well-qualified to serve as a member of the board due to his business experience, as well as his contacts and relationships.

Scott Flanders has served as a member of our board of directors since January 11, 2021. In his current role as Chief Executive Officer for eHealth, Inc. (Nasdaq: EHTH), Mr. Flanders has managed the company through vast industry changes. In addition to eHealth, Inc., Mr. Flanders has served as Chief Executive Officer of The Columbia House Company, Freedom Communications and

Playboy Enterprises. Mr. Flanders holds a Bachelor of Arts in Economics from the University of Colorado, Boulder and a Juris Doctor from Maurer School of Law at Indiana University. Mr. Flanders is also a Certified Public Accountant. We believe Mr. Flanders is well-qualified to serve as a member of the board due to his business experience, as well as his contacts and relationships.

Jon Jashni has served as a member of our board of directors since January 11, 2021. Mr. Jashni is a media investor, advisor and content executive who provides services through his firm Raintree Ventures. He is currently a Founding Advisor to Influence Media, a music fund allied with BlackRock/PSP Investments/Warner Music, and Sreda Global, a leading Russian TV studio. Mr. Jashni also serves as a strategic advisor to such entities as Mass Appeal, Bonfire Game Studios, Prometheus Entertainment and Wevr and is the Owner of Synthesis Entertainment, an entity which is allied with Legendary Entertainment. Over the course of his career, Mr. Jashni has been associated with the creation and monetization of content that has generated over $7 billion in gross revenue. From 2006 to 2016, Mr. Jashni was Co-Founder, President and Chief Creative Officer of Legendary Entertainment. During his 10-year tenure at the company he was integral to establishing and evolving the company into a leading, diversified, multi-platform media company. Comprised of film, television, digital and comics divisions, Legendary Entertainment is dedicated to owning, producing and delivering mainstream content to global audiences. Mr. Jashni has been a lead participant in corporate transactions involving such companies as Time Warner, Comcast NBCUniversal, Fidelity, Waddell & Reed, Softbank and Wanda (which purchased Legendary Entertainment in 2016). Mr. Jashni has also been involved in the acquisition and scaling of a vanguard applied analytics entity which developed proprietary methodologies for optimizing media buying, leveraging social media and finely calibrating consumer interactions. Prior to co-founding and joining Legendary Entertainment, Mr. Jashni was President of Hyde Park Entertainment, President of Irving Azoff’s Warner Bros-based Giant Pictures, Senior Vice President of Production at 20th Century Fox and Creative Executive at Columbia Pictures. Mr. Jashni holds a Master of Business Administration in Organizational Behavior from the Anderson School of Management at the University of California, Los Angeles and a Bachelor of Science in Corporate Finance from the University of Southern California. We believe Mr. Jashni is well-qualified to serve as a member of the board due to his business experience, as well as his contacts and relationships.

Executive Compensation and Director Compensation

None of 890’s executive officers or directors have received any cash compensation for services rendered to 890. 890 has agreed to pay the Sponsor for office space, utilities, general office and secretarial support, and administrative and support services in a total amount of $20,000 per month for up to 24 months. 890 believes, based on rents and fees for similar services, that this amount is at least as favorable as it could have obtained from an unaffiliated person. 890 considers its current office space adequate for its current operations. Our founders, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our founders, officers, directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by 890 to its founders, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

Number and Terms of Office of Officers and Directors

The 890 Board consists of seven members and is divided into three classes with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to 890’s first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, 890 is not required to hold an annual meeting until one year after its first fiscal year end following its listing on Nasdaq. The term of office of the first class of directors, consisting of Messrs. Bank and Calemzuk, will expire at 890’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Messrs. Flanders and Jashni, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Mr. Rothstein and Mses. Turner and Yaccarino, will expire at the third annual meeting of stockholders.

890’s officers are appointed by the 890 Board and serve at the discretion of the Board, rather than for specific terms of office. The 890 Board is authorized to appoint officers as it deems appropriate pursuant to the Current Bylaws. The Current Bylaws provide that 890 officers may consist of a Co-Chairman of the Board, Executive Chairman, a Chief Executive Officer, a President, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the Board.

Director Independence

The rules of Nasdaq require that a majority of the 890 Board be independent within one year of our IPO. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The 890 Board has determined that Mses. Yaccarino and Turner and Messrs. Bank, Flanders and Jashni are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules. 890’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against 890 or any members of its management team in their capacity as such, and 890 and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

890 has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, 890’s annual reports contain consolidated financial statements audited and reported on by 890’s independent registered public accounting firm.

SELECTED HISTORICAL FINANCIAL INFORMATION OF 890

890 is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination.

890’s consolidated statement of operations data and statement of cash flows data for the period from September 9, 2020 (inception) to December 31, 2020 and consolidated balance sheet data as of December 31, 2020 is derived from 890’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. 890’s consolidated statement of operations data and statement of cash flows data for the six-month period ended June 30, 2021 and balance sheet data as of June 30, 2021 are derived from 890’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

This information should be read in conjunction with 890’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of 890” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of 890.

		For the Period from
	For the	September 9, 2020
	Six Months Ended	(inception) through
	June 30, 2021	December 31, 2020
Operating expenses
General and administrative expenses	$1,901,116	$10,856
Administrative fee - related party	120,000
Franchise tax expense	99,178	450
Total operating expenses	(2,120,294)	(11,306)
Change in fair value of warrant liabilities	(916,559)	—
Offering costs associated with issuance of public and private warrants	(231,566)	—
Net gain from investments held in Trust Account	7,970	—
Net income (loss)	$(3,260,449)	$(11,306)
Weighted average shares outstanding of Class A common stock subject to possible redemption, basic and diluted	27,332,731	—
Basic and diluted net income per share, Class A common stock subject to possible redemption	$—	$—
Weighted average shares outstanding of non-redeemable common stock, basic and diluted	9,157,299	6,250,000
Basic and diluted net income (loss) per share, non-redeemable common stock	$(0.36)	$(0.00)

		For the Period from
		September 9, 2020
	For the Six Months	(inception) through
	Ended June 30, 2021	December 31, 2020
	(unaudited)
Statement of Cash Flows Data:
Net cash used in operating activities	$(1,333,160)	$(7,827)
Net cash used in investing activities	$(287,500,000)	$—
Net cash provided by financing activities	$289,129,800	$209,608

	As of June 30, 2021	As of December 31, 2020
Balance Sheet Data:
Total assets	$288,690,246	$547,394
Total liabilities	$14,058,658	$533,700
Total Class A common stock subject to redemption	$269,631,580	$—
Total stockholders’ equity	$5,000,008	$13,694

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF 890

The following discussion and analysis of the financial condition and results of operations of 890 5th Avenue Partners, Inc. (for purposes of this section, “890,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of 890 included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/ proxy statement.

Overview

We are a blank check company incorporated as a Delaware corporation on September 9, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Simultaneously with the consummation of our IPO, we consummated the private sale of an aggregate of 777,500 Private Placement Units, to our Founders for $10.00 per private placement unit, or an aggregate amount of $7,775,000, consisting of one private placement share of 890 Class A common stock and one-third of one private placement, each whole warrant exercisable to purchase one share of Class A common stock at a price of $11.50 per share. We intend to consummate an initial business combination using cash from the proceeds of our IPO that we consummated on January 11, 2021 and closed on January 14, 2021 and the Private Placement, and from additional issuances of, if any, our equity and our debt, or a combination of cash, equity and debt.

For the three months ended June 30, 2021, we had cash of $498,421, current liabilities of $1,734,624 and deferred underwriting compensation of $0. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

Agreement for Business Combination

On June 24, 2021, we entered into the Merger Agreement with Merger Sub, Merger Sub II, and BuzzFeed. If the Merger Agreement is adopted by 890’s stockholders, and the transactions contemplated by the Merger Agreement are consummated, Merger Sub will merge with and into BuzzFeed, with BuzzFeed being the surviving entity of the Merger and immediately following the Merger and as part of the same overall transaction as the Merger, BuzzFeed will merge with and into Merger Sub II, with Merger Sub II being the surviving company of the Second Merger as a wholly-owned subsidiary of 890. In addition, in connection with and following the consummation of the Business Combination, 890 will be renamed “BuzzFeed, Inc.” and is referred to herein as “New BuzzFeed” as of the time following such change of name. BuzzFeed, Inc. is a global digital media company with a portfolio of well-known brands with massive reach, engagement and distribution, and leveraging data and innovation to reach hundreds of millions of people worldwide. For additional information regarding the Business Combination, please see the section titled “The Business Combination Proposal.”

The Business Combination also calls for additional agreements, including, among others, the Equity Financing Agreements, Amended and Restated Registration Rights Agreement, Amended and Restated Investor Rights Agreement, BuzzFeed Support Agreement, Sponsor Support Agreement, Voting Agreement, and Escrow Agreement. Please see the section titled “Ancillary Agreements Related to the Business Combination.”

Results of Operations

For the six months ended June 30, 2021, we incurred a loss from operations of $2,120,294. Through June 30, 2021, our efforts have been limited to organizational activities, activities relating to the IPO, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters.

For the period from September 9, 2020 (inception) through December 31, 2020, we incurred a loss from operations of $11,306, which consisted of $10,856 in general and administrative expenses and, $450 of franchise tax expenses. Through December 31, 2020, our efforts have been limited to organizational activities, activities relating to the IPO, activities relating to identifying and evaluating prospective acquisition candidates using publicly available materials and activities relating to general corporate matters.

We have not generated any revenue, other than interest income earned on the proceeds held in the Trust Account and certain of the cash balances. As of June 30, 2021, we had an unrestricted cash balance of $498,421 as well as cash and investments held in the Trust Account of $287,507,970. As of June 30, 2021, we paid $99,178 in franchise taxes. As of December 31, 2020, $0 was held in the Trust Account and we had cash outside of trust of $201,781.

Except for the withdrawal of interest to pay taxes, if any, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earliest of (i) the completion of an initial business combination; (ii) the redemption of any of the public shares properly tendered in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of 890’s obligation to redeem 100% of the public shares if 890 does not complete an initial business combination by January 14, 2023 or (iii) the redemption of 100% of the public shares if 890 is unable to complete an initial business combination by January 14, 2023. Through June 30, 2021, we have not withdrawn any funds from interest earned on the trust proceeds. Other than the deferred underwriting discounts and commissions, no amounts are payable to the underwriters of the IPO in the event of a business combination.

We have also agreed to reimburse an affiliate of the Sponsor for office space, secretarial and administrative services provided to members of our management team, in an amount not to exceed $20,000 per month in the event that such space and/or services are utilized and we do not pay a third party directly for such services. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. The administrative services fee commenced on January 14, 2021. For the six months ended June 30, 2021, we incurred $120,000 in administrative services expenses under this agreement. For the period from September 9, 2020 (inception) through December 31, 2020, 890 incurred $0 under this agreement. As of December 31, 2020, $0 related to this agreement was included in prepaid expenses in the accompanying balance sheet.

As a result of the of the notes to the financial statements included herein, we classify the warrants issued in connection with our IPO and private placement as liabilities at their fair value and adjust the warrant instruments to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

Liquidity and Capital Resources

For the six months ended June 30, 2021, we incurred an aggregate loss of $(3,260,449), for merger expenses, legal, accounting, and filing fees relating to our SEC reporting obligations and general corporate matters, and miscellaneous operating expenses.

As of June 30, 2021, 890 had an unrestricted cash balance of $498,421 as well as cash and investments held in the Trust Account of $287,507,970. As indicated in the accompanying financial statements, at June 30, 2021, we had outside of trust cash in the amount of $1,062,446 and $573,000 in accounts payable and accrued expenses.

On May 27, 2021 the Sponsor committed to provide 890 an aggregate of up to $1.6 million in loans in order to finance 890’s working capital needs (including transaction costs in connection with a Business Combination). Up to $1.5 million of the Sponsor Loan Commitment (in the aggregate with any other Working Capital Loans) may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. To date, 890 has no borrowings under the Sponsor Loan Commitment.

We believe that we do not have sufficient liquidity to meet our current obligations and allow us to operate through January 14, 2023, assuming that an initial business combination is not consummated during that time. Over this time period, we currently anticipate incurring expenses for the following purposes:

●	due diligence and investigation of prospective target businesses;
●	legal and accounting fees relating to our SEC reporting obligations and general corporate matters;
●	structuring and negotiating an initial business combination, including the making of a down payment or the payment of exclusivity or similar fees and expenses; an
●	other miscellaneous expenses.

Off-Balance Sheet Financing Arrangements

As of June 30, 2021 or December 31, 2020, we had we had no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We did not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

As of June 30, 2021 or December 31, 2020, we did we did not enter into any off-balance sheet financing arrangements, establish any special purpose entities, guarantee any debt or commitments of other entities, or enter into any non-financial agreements involving assets.

Contractual Obligations

As of June 30, 2021 or December 31, 2020, we did we did not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an administrative agreement to reimburse the Sponsor for office space, secretarial and administrative services provided to members of our management team by the Sponsor, members of the Sponsor, and our management team or their affiliates in an amount not to exceed $20,000 per month in the event such space and/or services are utilized and we did not pay a third party directly for such services, from the date of closing of the Public Offering. Upon completion of a business combination or our liquidation, we will cease paying these monthly fees.

890 sold 28,750,000 units in the Initial Public Offering, with investors paying $10.00 for a unit consisting of one share of Class A common stock and one-third of one Public Warrant. The underwriters are entitled to a business combination marketing fee of 3.5% of the gross proceeds of the Initial Public Offering, which is $10,062,500 in the aggregate. The business combination marketing fee is not payable to the underwriters in the event that the Company does not complete a Business Combination, subject to the terms of the business combination marketing agreement. The business combination marketing fee is payable if a business combination is consummated without regard to the number of shares of 890 Class A common stock redeemed by holders in connection with a business combination. To the extent there are redemptions, the effective rate of the marketing fee paid by 890 and borne indirectly by its non-redeeming stockholders will be higher as measured against the gross proceeds of the Initial Public Offering retained post-redemption. For example, (i) assuming 50% redemptions, the effective rate of the marketing fee paid by 890 on the retained gross proceeds from the Initial Public Offering will increase to 7% and (ii) assuming all 28,750,000 public shares are redeemed, 890 will have paid the underwriters $10,062,500 but will retain none of the $287,500,000 gross proceeds of the Initial Public Offering. The following table presents the business combination marketing fee as a percentage of the aggregate proceeds from the 890 Initial Public Offering across varying redemption scenarios if 890 had only sold the number of units remaining after redemptions:

Assuming No		Assuming 25%		Assuming 50%		Assuming 75%		Assuming Maximum
Redemptions		Redemptions		Redemptions		Redemptions		Redemptions(1)
	Fee as a %		Fee as a %		Fee as a %		Fee as a %		Fee as a %
	of 890		of 890		of 890		of 890		of 890
Number	IPO	Number	IPO	Number	IPO	Number	IPO	Number	IPO
of	Proceeds	of	Proceeds	of	Proceeds	of	Proceeds	of	Proceeds
Shares	(net of	Shares	(net of	Shares	(net of	Shares	(net of	Shares	(net of
Remaining	Redemptions)	Remaining	Redemptions)	Remaining	Redemptions)	Remaining	Redemptions)	Remaining	Redemptions)
28,750,000	3.5%	21,562,500	4.7%	14,375,000	7%	7,187,500	14%	—	—%
(1)	Assumes that holders of 28,750,000 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $287.5 million held in trust as of June 30, 2021 and a redemption price of $10.00 per share).

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed financial statements and accompanying notes. Actual results could differ from those estimates. 890 has identified the following as its critical accounting policies:

Offering Costs

We comply with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” We incurred offering costs in connection with our IPO of approximately $6,200,000, consisting principally of underwriter discounts of approximately $5.8 million. Approximately $70,000 of such offering expenses were accrued but unpaid at June 30, 2021.

Investments Held in Trust

Our portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The investments held in the Trust Account are classified as trading securities. Trading securities are presented on the condensed unaudited balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on marketable securities, dividends and interest held unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Class A Common Stock Subject to Possible Redemption

All of the 28,750,000 shares of Class A Common Stock included in the Private Placement Units sold as part of the Public Offering contain a redemption feature as described in the prospectus for the Public Offering. In accordance with FASB ASC 480, “Distinguishing Liabilities from Equity,” redemption provisions not solely within the control of 890 require the security to be classified outside of permanent equity. The Charter provides a minimum net tangible asset threshold of $5,000,001. 890 recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security at the end of each reporting period. Increases or decreases in the carrying amount of redeemable shares will be affected by charges against additional paid-in capital. Accordingly, as of June 30, 2021, 26,963,158 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of our balance sheet.

Net Income (Loss) Per Share

Net income (loss) per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. 890 has not considered the effect of the warrants sold in the IPO and Private Placement to purchase an aggregate of 9,842,500 shares of the 890’s common stock in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

890’s condensed statement of operations includes a presentation of income (loss) per common share for Class A common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per common share. Net income (loss) per common share, basic and diluted, for Class A common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of shares of Class A common stock subject to possible redemption outstanding since original issuance.

Net income (loss) per common share, basic and diluted, for non-redeemable common stock is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to common stock subject to possible redemption, by the weighted average number of non-redeemable common stock outstanding for the period.

Non-redeemable common stock includes Founder Shares and non-redeemable shares of Class A common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.

Derivative Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

We issued 9,583,333 common stock warrants to investors in our IPO and issued 259,167 Private Placement Warrants. All of our outstanding warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of warrants issued in connection with our IPO and private placement were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the private placement warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of warrants issued in connection with our IPO have subsequently been measured based on the listed market price of such warrants.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

BUSINESS OF NEW BUZZFEED

The following discussion reflects the business of New BuzzFeed, as currently embodied by BuzzFeed. In this section, “we,” “us” and “our” generally refer to BuzzFeed in the present tense or New BuzzFeed from and after the Business Combination, including the acquisition of Complex Networks.

Overview

We are a leading tech-powered, diversified media company, founded by Jonah Peretti in 2006 with a focus on building a new media business model for the Internet and social media world. Our portfolio of globally recognized, iconic digital brands reach a broad and diverse audience, with more GenZ and Millennial unique visitors and time spent per GenZ and Millennial unique visitor (in each case, including Complex Networks) than our core competitors, according to Comscore. Our mission is to spread truth and joy to all corners of the globe, by creating content that entertains, informs, and helps hundreds of millions of people discover new products, experiences, and communities. BuzzFeed is building a stronger company by attracting talent, audiences, and business partners who want to move culture, society, and its industry forward. Unlike others before us, BuzzFeed was born on the Internet, and we’re committed to making it a force for good. We curate the Internet, and in so doing act as an “inspiration engine,” driving both online and real-world action and transactions.

The way we accomplish this mission is by relying on what sets BuzzFeed apart, a portfolio of globally recognized, iconic digital brands that have become synonymous with the Internet itself: BuzzFeed, BuzzFeed News, Tasty, and, more recently, HuffPost and following the consummation of the Business Combination, Complex Networks – to name a few. It’s through our brands that we reach a broad and diverse audience of significant scale and substantial engagement throughout our platform. We care deeply about our core demographic of Millennials and Gen Zers, and utilize our scalable, repeatable, data-driven flywheel to ensure BuzzFeed content always stays relevant to them. This content provides fresh insights and a unique perspective on contemporary culture, and is distributed across our network of owned & operated sites and applications, as well as to third-party platforms and social media channels.

Our company started as a lab in New York City’s Chinatown, experimenting with new ways that the Internet was going to change how content is consumed, distributed, interacted with, and shared. This pioneering work was followed by a period of explosive growth, during which BuzzFeed became a household name. Since then we’ve continued to evolve our business model. Through innovation and discipline we’ve monetized our content by introducing new, diverse, and complementary revenue streams including advertising, content, and commerce. As a result, we’ve reached an inflection point, achieving sustainable profitability, and are now looking towards our next phase of growth and opportunity.

Our Market Opportunity

We believe that BuzzFeed is positioned to thrive at the intersection of several large and growing markets. As a free, global, cross-platform media network, we benefit from the shift to “all things digital” that has been accelerated by the COVID-19 pandemic. The growth in digital advertising, the demand for high-quality, brand-safe content, and the acceleration of e-commerce all are industry shifts that underpin our market opportunity.

As advertising shifts away from traditional mediums, digital and social video have become core components of ad budgets, and companies looking for alternatives look to BuzzFeed as a destination to diversify spend away from the Big Tech platforms. According to S&P Global Intelligence Global Advertising Forecast as of June 2020, in the U.S. alone, digital advertising represents a $130 billion market, with video and social growing at a 23% compound annual growth rate. BuzzFeed provides ample supply to meet demand from advertisers in those areas.

At the same time, reputation matters in an evolving privacy landscape of increasingly stringent regulation, and consumers demanding transparency and control of their data. We’ve always been a strong proponent of fair, ethical business practices. Now more than ever, social platforms can no longer completely rely on user-generated content and moderation policies, as they’re increasingly exposed to toxic and misleading articles, posts, and videos. These platforms need high-quality, brand-safe content, which BuzzFeed is uniquely able to provide at scale. Social platforms are important partners for us, as are the streaming services for which we help drive subscriptions, reduce churn, and market new shows.

The continued growth of the multi-trillion dollar e-commerce market is another significant driver of our business. According to eMarketer research as of October 2020, the percentage of online versus total retail sales in the U.S. jumped from 11% to 14% fueled by the pandemic and lockdown measures (representing a 32% year-on-year increase) and is expected to reach 19% by 2024. We specifically provide opportunities for our audience to navigate the infinite choices of online marketplaces through our content and creation, which results in more than half a billion dollars annually in directly attributable transactions, all while maintaining editorial independence. The ability of this content to inspire millions of consumers to transact is what sets us apart. Moreover we’ve developed a proven method of monetization and a playbook to integrate acquired brands, allowing them to benefit from our experience, capabilities, and the strength of our media network.

Our Brands

We’ve built a unique portfolio of iconic, organically developed brands across news, entertainment, culture, travel and food. Our flagship BuzzFeed brand leads in entertainment and culture as the go-to media company for the modern world. With 69 million monthly likes, comments, and shares, and over 20 million YouTube subscribers, BuzzFeed is the #1 Digital Publisher for Cultural Relevance, reaching 24 million Gen Z and Millennial unique visitors each month, according to Comscore. BuzzFeed News is widely used particularly among young readers, delivering Pulitzer Prize-winning global online reporting and video programming, and is a key part of our value proposition driving significant direct traffic to our sites and applications.

Our food brand, Tasty, showcases the power of the BuzzFeed platform, as its meteoric rise has highlighted our innate understanding of the need for shareable content that brings people together around common interests — a shared passion for food in this case. In just 5 years since inception, we’ve built Tasty into a scaled, cross-platform brand with multiple monetization streams and 2.2 billion monthly views. Echoing Tasty’s success, we’re expanding this model into other verticals where we’ve created emerging brands, investing based on real-time data into As Is for beauty, BringMe! for travel, Goodful for health and wellness, Nifty for home, and BuzzFeed Parents (formerly known as Playfull) for family. Tasty was just the start; there is so much more we can do by building brands the modern way and helping people connect around shared passions.

Our scale, distribution, monetization, and data-driven platform make BuzzFeed a natural consolidator in a fragmented space. Our recent acquisition of HuffPost and prospective acquisition of Complex Networks in connection with the Business Combination both possess the deeply engaged audiences and brand recognition we look for when considering mergers and/or acquisitions. We provide valuable opportunities to brands that come onto our platform, most notably meaningful commerce revenue upside and the potential to supercharge reach and monetization as a result of our technology platform and scaled distribution model. HuffPost, acquired in February 2021, is a global, Pulitzer Prize-winning media platform for news, commentary, entertainment, features, and lifestyle content. The contemplated acquisition of Complex Networks, announced in June 2021, and expected to be consummated in connection with the Business Combination, is expected to strengthen our portfolio by bringing a focus on urban culture content targeted at diverse demographic groups, with established brand followings in the attractive verticals of fashion, food, music, sneakers, and pop culture.

By acquiring strong and established digital media brands, and combining them with our already winning portfolio, we have further enhanced our content, expanded our audience, and added new verticals. We believe these acquisitions position BuzzFeed as a leading modern media company for the Internet age, reaching 38 million deduplicated Gen Z and Millennial unique visitors, who on average spend 806 million minutes monthly with our content, according to Comscore.

Our Audience

BuzzFeed is redefining the brand-to-audience relationship: where traditional media expects consumers to be loyal to brands, we are loyal to our audience. We believe we make content people love and have the unrivaled ability to reach the Internet generation at a massive scale. Our content brings 3 in 4 U.S. Millennials and roughly half of U.S. Gen Z onto the BuzzFeed platform each month. Including HuffPost, and including Complex Networks, which we expect to acquire in connection with the proposed Business Combination, our reach will be both broad and deep, reaching 38 million deduplicated Gen Z and Millennial unique visitors, who on average spend 806 million minutes monthly with our content, according to Comscore. With over 21 minutes spent per unique visitor, our audience, especially the hard-to-reach Gen Z and Millennial generations, are staying beyond the first impression and spending meaningful time with our content, which enables best-in-class monetization.

We create culture-defining content, which represents the voice of the most diverse generation of young people and creates an “inspiration engine” that helps millions explore new things, try unique experiences, and discover novel products. As our audience trusts BuzzFeed to supply these new experiences and products, engagement increases exponentially as our content becomes more shareable, collaborative, and community-oriented than ever. This audience engagement powers everything we do, providing us with real-time insight into the “pulse of culture,” which fuels further innovation and enhanced monetization. This has enabled us to build a commerce business, promote shows across platforms, and forge strategic partnerships. As our audience continues to engage and transact with us, it reinforces BuzzFeed’s data-driven approach to media.

Our Technology Platform and Data-Driven Content Flywheel

BuzzFeed began as a lab in New York City, experimenting with content, formats, and distribution. Since then, we’ve established a deep understanding of modern media and developed a strong technology platform designed to rapidly scale and monetize digital content. Machine learning and analytics are at the core of this platform, powering everything including our scaled tech stack of quiz makers built into CMS, proprietary algorithms and custom tools for content creators, and headline optimization. Content creators benefit heavily from this platform, as internal dashboards and metrics provide heightened visibility on audience interaction, allowing them to focus on content and formats that maximize engagement and revenue. Creating meaningful content requires data, technology, and scale, all of which are key competitive differentiators, utilized to reach our audience wherever they are.

Supported by our highly scalable and repeatable technology platform, our data-driven content flywheel informs our most important decisions from investment in individual pieces of content to large-scale acquisitions. In tandem, our cross-platform distribution maximizes audience reach and allows profitability even with our emerging brands. Our content and brands are ubiquitous, platform-agnostic, and designed for modern-day consumption patterns, providing engagement behavior data and learnings across the BuzzFeed network. With this distribution strategy driving scale, efficiency, and adaptability, we capture the interests of our audience, inform our content creators, and publish quality, monetizable content.

Our Business Model

We’ve developed a business model focused on content and powered by our highly scalable data-driven content flywheel that has grown into a large-scale global media network delivered across owned & operated and third-party platforms. Over the years we have leveraged this media network to generate significant, complementary, and diversified revenue streams of advertising, content, and commerce.

Advertising includes display, programmatic, and video advertising on our owned & operated sites and applications and social media platforms. This revenue source is driven by our industry-leading engagement, an overall shift to digital advertising, and our scaled reach to multiple demographics. We provide significant and differentiated value to advertisers by consistently delivering best-in-class audience engagement, with the most time spent per unique visitor compared to other digital media competitor companies, according to Comscore. Major platforms recognize the value of BuzzFeed’s brand-safe content, reliable reporting, and the ability to engage large and diverse audiences, making us a critical and trusted partner for advertising opportunities on a revenue share basis.

Content includes paid or sponsored branded, syndicated, and studio content that is sold or licensed to third parties. Evolving from labor-intensive pieces, our content production approach increasingly allows for turn-key, lightweight options that are scalable and repeatable, with strong retention among advertisers. In 2020, we achieved a 91% retention rate of clients who spent greater than $1 million in 2019, despite increased volatility and disruption to ad budgets due to the pandemic. Content revenue is driven by continued investment in our content team, a strong understanding of our audience, a need for trusted, brand-safe digital content, and our brand integrity.

Commerce includes affiliate marketplace revenue and IP licensing. In 2020 we drove over $500 million in attributable transactions for our advertisers, and we continue to onboard new marketplaces beyond consumer retail and expand into new shopping categories such as streaming and technology, among others, in order to drive additional growth in previously untapped verticals. User behavior continues to shift to online purchases, which BuzzFeed is well positioned to capitalize on due to our strong brand recognition and trust. Commerce activity feeds data back into our flywheel allowing us to focus efforts on delivering smart, targeted content to our audience.

BuzzFeed is emerging as a partner of choice and one-stop shop solution for advertisers to drive relevance, awareness, and sales. Through our rapidly growing advertising and commerce solutions, we’re uniquely positioned to help consumers move down the path from discovery, to inspiration, to real-world transaction. Our diversified revenue streams are highly complementary, and we aim to maximize returns for our clients by working with them across the BuzzFeed offering portfolio.

Our Strengths

●	Technology and Content Flywheel — Our media network promotes original content through our machine learning and analytics powered technology platform and content flywheel, which optimizes the content creation process with a focus on engagement and monetization.

●	Leading Brands and Attractive Audiences at Scale — Our portfolio of leading brands reaches the Internet generation with unprecedented levels of connectivity and engagement, helping millions explore new things, try new experiences, and discover new products.
●	Creativity and Innovation — BuzzFeed lives at the intersection of technology and creativity, continually pushing the bounds of inspiration and innovation, and provides creators with the data-enhanced tools they need to continue to stay ahead of trends and shape popular culture.
●	Diversified Revenue Streams — Our diversified revenue streams of Advertising, Content, and Commerce are highly complementary and allow us to deliver a comprehensive suite of solutions to drive consumer awareness, inspiration, and transactions, while maximizing the monetization of our content and increasing profitability.
●	Leadership Team — BuzzFeed is founder-led and future-focused, staying at the forefront of modern media through the leadership of its founder, Jonah Peretti, and its core management team with decades of industry experience.

Our Growth Strategy

●	Continue to grow and engage audiences – We plan to continue to leverage our iconic brands and invest in our technology and data-driven content flywheel to deliver engaging content that brands and advertisers trust to reach, grow, and engage audiences, at scale and across platforms.
●	Empower our content creator teams – We are extremely fortunate to have so many talented journalists, video creators, writers, and Internet visionaries, whose contributions are critical to our success. BuzzFeed will continue to focus on building the future of creative work and on empowering our teams, providing them with next-generation tools, data, and an environment that fosters collaboration, diversity, and innovation to produce best-in-class digital content.
●	Accelerate Commerce growth – Our ability to reach and engage audiences has provided us the opportunity to further monetize our content through the attributable transactions that we inspire and drive. With our scale, technology, and the continued shift to online shopping, BuzzFeed is well positioned to grow and capture more value in this massive and growing market, as we continue to onboard marketplaces and help more brands go direct-to-consumer, across existing and new verticals.
●	Expand strategic partnerships – Our diversified and complementary Advertising, Content, and Commerce offerings have enhanced our value proposition and strengthened our relationship with our customers. In particular, customers who purchase several of our solutions often increase their average spend with BuzzFeed, which drives longer term relationships and improvement to customer retention. There is a significant opportunity to further penetrate our customer base with our diverse offerings, as well as to add new customers through our proven ability to reach audiences at scale and drive awareness, inspiration, and transactions.
●	Drive sustainable, profitable growth – Our business benefits from significant operating leverage following initiatives and discipline over the last few years that drove operational efficiencies and significant cost savings. As BuzzFeed’s revenue growth accelerates, we expect our profitability margins to continue to expand as our cost base grows at a slower pace. We expect profitability to further benefit from the attractive business mix shift driven by the growth of our higher margin Advertising and Commerce revenue streams.
●	Platform for inorganic growth – Our scale, technology, business model with diverse revenue streams, and proven profitability position us well to play a leading role in consolidating a fragmented digital media landscape. We believe companies with complementary brands, audiences, content creativity, and additive technology will benefit from BuzzFeed’s expertise to enhance their reach, engagement, and monetization, as proven by the recent acquisition of HuffPost and the contemplated acquisition of Complex Networks in connection with the Business Combination. We’ll continue to create a culture that inspires truth and joy, creativity, and innovation to be the destination of choice for brands and content creators who seek to join forces with us to further build the modern media leader of the Internet. We’ve created a model that works, a proven method of monetizing content, and a playbook to integrate brands that benefit from our scale.

Competition

BuzzFeed operates within the Internet media space, a category that we have pioneered and helped shape. We broadly compete against other Internet companies, which might attract audiences and advertisers to their platforms and away from BuzzFeed’s. More specifically, with our core demographic being Millennials and Gen Z, online content providers that target younger generations are natural competitors of BuzzFeed. Historically these have included digital publishers such as Vox Media, Group Nine Media, and Vice Media Group, among others. We believe that scale, reach, and ultimately engagement serve as important indicators of competitive positioning, and BuzzFeed outperforms its peers in each respect, with more unique visitors and time spent across target segments of our audience. Furthermore, we believe that our diverse revenue base, data-driven content flywheel, and technology platform are differentiators that set us apart from the competition.

Other forms of media and entertainment, such as social platforms and streaming services, are competitors as well as partners. We believe that BuzzFeed’s unique, brand-safe content provides increasingly in-demand value to the ecosystem via our portfolio of brands including BuzzFeed, Tasty, and, prospectively upon consummation of the C Acquisition, Complex Networks. This enables BuzzFeed to grow alongside the largest consumer Internet businesses. Traditional publishers that are transitioning online can also be regarded as our competitors. In particular, in the news realm these include The New York Times, The Washington Post, and The Wall Street Journal, among others. We are proud of the quality journalism produced by BuzzFeed News and HuffPost – as evidenced by their respective Pulitzer Prizes – and believe that their DNA as digital-native news organizations represents a competitive advantage over legacy newsrooms.

Customers

BuzzFeed offers unparalleled value to customers looking to reach Millennial and Gen Z audiences at scale, in order to generate awareness and drive discovery, inspiration, and ultimately transactions involving their products and services. Clients rely on BuzzFeed’s quality, engaging, brand-safe content, our creativity, and our multi-platform approach to accomplish these objectives. Our customer base consists of global corporations and companies across a variety of industries including media & entertainment, CPG & retail, financial services, insurance, technology, and many others – utilizing one or more of our offerings in advertising, content, and commerce.

Our advertising customers choose from display, programmatic, and video advertising inventory to target users on our owned & operated sites, applications, and social media platforms. Our content customers include third parties seeking to promote, for example, a film release, for which BuzzFeed creates customized promotional content. Our commerce customers are e-commerce operators who partner with us through affiliate programs, or retailers with whom we enter into licensing and merchandise agreements. Customers usually experience best results when using a combination of BuzzFeed’s offerings, and we see increased retention from those that do so. We maintain a diverse customer base and do not have a significant concentration of revenue around any particular clients, with our top 10 direct customers making up 18% of total revenue. In addition to these top 10 direct customers, we derive a significant portion of our revenue from companies such as Google, Facebook, and Amazon through their various advertising and affiliate exchanges.

Employees

As of July 19, 2021, BuzzFeed had 1,040 employees in the United States and 145 internationally, for a combined workforce of 1,185 employees. Following our contemplated acquisition of Complex Networks, we will be adding approximately 300 employees to our total employee count. As of July 19, 2021, approximately 12% of our employees were unionized as a part of NewsGuild, with respect to employees associated with BuzzFeed News, or WGA East, with respect to employees associated with HuffPost. In addition to our salaried employees, we regularly hire independent contractors and freelancers to create or help produce our content.

Intellectual Property

We depend on our iconic brands and to build and maintain household name recognition and audience loyalty, and regard our intellectual property as critical to our success. We own numerous domestic and foreign trademarks and other proprietary rights that are important to our business and protect those rights in our brands including, without limitation, BuzzFeed, BuzzFeed News, Tasty, HuffPost and, upon consummation of the C Acquisition, Complex Networks (in connection with the Business Combination). We also maintain rights to the domain names www.buzzfeed.com, www.buzzfeednews.com, www.tasty.co, www.huffpost.com, and, upon consummation of the C Acquisition, www.complexnetworks.com, among others. We retain the rights to an extensive content library that is monetized through multiple revenue streams. In addition to our brand, domain, and content assets, we have a proprietary technology platform that powers our business. We rely on, and expect to continue to rely on, a combination of work for hire, assignment, license and confidentiality agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent laws, to protect our brands, content, proprietary technology and other intellectual property rights.

As of July 19, 2021, we held 149 registered trademarks in the United States, including the BUZZFEED mark and the HUFFPOST mark, and also held 406 registered trademarks in foreign jurisdictions. We continually review our development efforts to assess the existence and registrability of new intellectual property. We intend to continue to file additional applications with respect to our intellectual property assets.

Facilities

Our corporate headquarters are located in New York City, New York, where we occupy facilities totaling approximately 113,000 square feet under a lease that expires in 2026. We use these facilities for administration, finance, legal, human resources, information technology, sales and marketing, engineering, technology, production, and development. We also lease facilities in California, Australia, Canada, India, Japan, Mexico and the United Kingdom.

We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be available to accommodate any expansion of our operations if needed in the future.

Legal Proceedings

From time to time, we may become involved in legal proceedings and claims arising in the ordinary course of business, including allegations of copyright infringement, defamation, and libel-related issues. We record a liability when we believe that it is probable that a loss will be incurred by us and the amount of that loss can be reasonably estimated. Based on our current knowledge, we do not believe that there is a reasonable possibility that the final adjudication of pending or threatened legal proceedings to which we are a party, will, either individually or in the aggregate, have a material adverse effect on our financial position, results of operations, or cash flows. Although the outcome of litigation and other legal matters is inherently subject to uncertainties, we feel comfortable with the adequacy of our insurance coverage.

Regulatory Matters

We are subject to many laws and regulations in the United States, Canada, the European Union (the “EU”), the United Kingdom, Japan, Australia, India, and Mexico and throughout the world, including those related to privacy, data protection, content regulation, intellectual property, consumer protection, e-commerce, marketing, advertising, messaging, rights of publicity, libel and defamation, health and safety, employment and labor, product liability, accessibility, competition, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm or require us to change our current or future business and operations. In addition, it is possible that certain governments may seek to block or limit use or distribution of our products and services or otherwise impose other restrictions that may affect access to or operation of any or all of our products and services for an extended period of time or indefinitely.

Data Privacy and Security Laws

We are subject to various federal, state and international laws, policies, and regulations relating to the privacy and security of consumer, customer and employee personal information. These laws often require companies to implement specific information security controls to protect certain types of data (such as personal data, “special categories of personal data” or health data), and/or impose specific requirements relating to the collection or processing of such data.

In the United States, the Federal Trade Commission (the “FTC”), the Department of Commerce, and various states continue to call for greater regulation of the collection of personal data, as well as restrictions for certain targeted advertising practices. Section 5(a) of the FTC Act grants the agency enforcement powers to combat and address “unfair or deceptive acts or practices in or affecting commerce,” and the FTC has used this authority extensively to hold businesses to fair and transparent privacy and security standards. Numerous states have also enacted or are proposing legislation to enact state-level data privacy laws and regulations governing the collection, use, and processing of state residents’ personal information. For example, the California Consumer Privacy Act (the “CCPA”), became effective in California in 2020. The CCPA establishes a new privacy framework for covered businesses such as ours, creates new privacy rights for consumers residing in the state, and requires us to modify our data processing practices and policies. Compliance with the CCPA has caused, and will continue to cause, BuzzFeed to incur compliance related costs and expenses. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (the “CPRA”), which further expands the CCPA with additional data privacy compliance requirements and rights of California consumers effective January 1, 2023, and establishes a regulatory agency dedicated to enforcing those requirements. Future changes in laws and regulations throughout the United States, at both the federal and state levels, could impact our ability to collect data, exploit the data we do collect, limit the extent to which we can monetize that data, give rise to additional compliance costs, require us to make substantial investments in technology tools to satisfy new regulatory rules, and expose us to potential non-compliance liability.

In Canada, the federal Personal Information Protection and Electronic Documents Act (the “PIPEDA”), sets forth ten principles that are designed to protect the personal information of individuals in Canada, and places obligations on companies that process personal information. PIPEDA applies to organizations that collect, use or disclose personal information in the course of commercial activities, where such activities take place within a Canadian province that does not otherwise have “substantially similar” legislation. Alberta, British Columbia and Québec are the only provinces that have enacted comprehensive private sector privacy statutes that have each been deemed “substantially similar” to PIPEDA. As such, PIPEDA will not apply to commercial organizations operating within Alberta, British Columbia and Québec, although the data protection obligations throughout Canada are substantially the same.

In the European Union, the General Data Protection Regulation (the “GDPR”), became effective on May 25, 2018. The GDPR is intended to create a single legal framework in relation to the collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual that applies across all EU member states. However, the GDPR allows for derogations where EU member states can deviate from the requirements in their own legislation, including for example, introducing measures that apply in specific situations and implementing rules regarding legal basis of processing. It is therefore likely that we will need to comply with these local regulations in addition to the GDPR, where we operate or provide services in those EU member state jurisdictions. Local supervisory authorities are able to impose fines for non-compliance and have the power to carry out audits, require companies to cease or change processing, request information, and obtain access to premises. The GDPR created more stringent operational requirements for processors and controllers of personal data, including, for example, granting new rights for data subjects as well as enhancing existing rights, requiring enhanced disclosures to data subjects about how personal data is processed (including information about the profiling of individuals and automated individual decision-making), records of processing activities, limiting retention periods of personal data, requiring mandatory data breach notification to data protection regulators or supervisory authorities (and in certain cases, to the affected individuals), and requiring additional policies and procedures to comply with the accountability principle under the GDPR.

In the United Kingdom, the UK Data Protection Act 2018, is the United Kingdom’s implementation of the GDPR, which also became effective on May 25, 2018. The United Kingdom left the EU on January 31, 2020 and entered a transition period, which ended on December 31, 2020. The United Kingdom is seeking an adequacy decision from the European Commission. In the absence of adequacy decisions, transfers from the European Economic Area (the “EEA”), to the United Kingdom will need to comply with EU GDPR transfer restrictions, since the United Kingdom is currently viewed by the EU as a “third country.” As a result, we now have compliance obligations under the EU’s GDPR and the United Kingdom’s GDPR. In addition, the relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, and there is uncertainty around how United Kingdom data protection laws and regulations will develop, for example in relation to data transfers.

Like the United States, India also does not have country level regulations and authorities to control data transfer and management. The most prominent provisions are contained in the Information Technology Act, 2000, that was amended by the Information Technology Amendment Act, 2008. In particular, Section 43A, which addresses “reasonable security practices and procedures” is complemented by the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011 (the “Personal Data Protection Rules”). The Personal Data Protection Rules prescribe directions for the collection, disclosure, transfer and protection of sensitive personal data by a company or any person acting on behalf of a company. Further, the Personal Data Protection Rules require every such company to provide a stipulated privacy policy, which is to be published on its website, for dealing with personal information, including sensitive personal data and ensuring security of all personal data collected by it.

The India Supreme Court, in a judgment delivered on August 24, 2017, held that the right to privacy is a fundamental right, following which, the Government of India set up a Committee of Experts to examine issues around, and draft a legislation on data-protection in India. The committee submitted its final report and a draft Personal Data Protection Bill to the Ministry of Electronics and Information Technology. The draft of the Personal Data Protection Bill, 2019 (the “Data Protection Bill”) has been introduced before the Lok Sabha on December 11, 2019, which is currently being referred to a joint parliamentary committee by the Parliament. The Data Protection Bill proposes a legal framework governing the processing of personal data, where such data has been collected, disclosed, shared or otherwise processed within India, as well as any processing of personal data by the State, Indian companies, Indian citizens or any person or body of persons incorporated or created under India law. The Data Protection Bill defines personal data and sensitive personal data, prescribes rules for collecting, storing and processing of such data and creates rights and obligations of data-subjects and processors.

We are also subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to the transfer of personal data outside the EEA and the United Kingdom. Recent legal developments in the EEA and the United Kingdom have created complexity and uncertainty regarding transfers of personal information from the EEA and the United Kingdom to “third countries,” especially the United States. For example, last year the Court of Justice of the European Union (the “CJEU”), invalidated the EU-U.S. Privacy Shield Framework (a mechanism for the transfer of personal information from the EEA to the United States). The CJEU also made clear that reliance on standard contractual clauses (another mechanism for the transfer of personal data outside the EEA) alone may not be sufficient in all circumstances. We currently rely on standard contractual clauses and these changes are therefore causing us to review our current compliance approach. Changes to our compliance scheme may be deemed necessary to meet the requirements of the EEA, UK, and CJEU may result in additional costs or the inability to transfer personal data outside of the EEA and/or the United Kingdom.

We are also subject to evolving EU and United Kingdom privacy laws on cookies and e-marketing. In the EU and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem and current national laws that implement the e-Privacy Directive are highly likely to be replaced by an EU regulation known as the e-Privacy Regulation which will significantly increase fines for non-compliance. Informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. In addition, the current national laws that implement the e-Privacy Directive are highly likely to be replaced by an EU regulation known as the e-Privacy Regulation which will significantly increase fines for non-compliance. The text of the e-Privacy Regulation is still under development, and recent EU regulatory guidance and court decisions have created uncertainty about the level to which such laws and regulations will be enforced, which may require us to review our compliance approach and increase compliance costs.

Similarly, other jurisdictions are instituting privacy and data security laws, rules, and regulations, or may do so in the future, which could increase our risk and compliance costs.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BUZZFEED

The following tables contain summary historical financial data of BuzzFeed for the periods and as of the dates indicated.

BuzzFeed’s consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018 and consolidated balance sheet data as of December 31, 2020 and 2019 are derived from BuzzFeed’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. BuzzFeed’s consolidated statement of operations data for the six-month period ended June 30, 2021 and 2020 and balance sheet data as of June 30, 2021 are derived from BuzzFeed’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with BuzzFeed’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BuzzFeed” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of BuzzFeed and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Year Ended			Six Months Ended
	December 31,			June 30,
(In thousands)	2020	2019	2018	2021	2020
Consolidated Statement of Operations Data:
Total revenue	$321,324	$317,923	$307,251	$161,752	$123,054
Cost of revenue, excluding depreciation and amortization	140,290	150,350	169,631	87,066	60,312
Sales and marketing	50,680	79,845	81,251	22,952	27,068
General and administrative	83,061	87,417	88,104	45,445	38,999
Research and development	17,669	21,129	26,516	13,599	8,005
Depreciation and amortization	17,486	19,450	21,827	9,626	9,150
Income (loss) from operations	12,138	(40,268)	(80,078)	(16,936)	(20,480)
Other income, net	670	2,991	2,474	164	684
Loss on disposition of subsidiary	(711)	—	—	—	—
Income (loss) before income taxes	12,097	(37,277)	(77,604)	(16,772)	(19,796)
Income tax provision (benefit)	941	(358)	902	(4,658)	(785)
Net income (loss)	11,156	(36,919)	(78,506)	(12,114)	(19,011)

	June 30,	December 31,
(In thousands)	2021	2020	2019
Consolidated Balance Sheet Data:
Cash and cash equivalents	$154,809	$90,626	$58,524
Current assets	249,494	208,521	170,322
Total assets	330,020	279,192	245,129
Current liabilities	61,027	57,228	51,662
Total liabilities	98,656	97,310	73,635
Convertible preferred stock	494,837	494,837	494,837
Redeemable noncontrolling interest	1,503	848	28
Total stockholders’ deficit	(264,976)	(313,803)	(323,371)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BUZZFEED

References in this section to “we,” “our,” “us” and the “Company” generally refer to BuzzFeed, Inc. and its consolidated subsidiaries prior to the Business Combination and to New BuzzFeed and its consolidated subsidiaries after giving effect to the Business Combination, including the acquisition of Complex Networks. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Historical Financial Information of BuzzFeed” and the consolidated financial statements of BuzzFeed and related notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Company Overview

BuzzFeed is a global digital media company with a portfolio of well-known brands with massive reach, engagement and distribution, and leveraging data and innovation to reach hundreds of millions of people worldwide. BuzzFeed provides breaking news, original reporting, entertainment, and video across the social web to its global audience. Its mission is to maximize the company’s cultural impact by spreading truth and joy. BuzzFeed is building a stronger company by attracting talent, audiences, and business partners who want to move culture, society, and its industry forward. We derive our revenue primarily from driving awareness, attention and/or transactions to leading brands. We have one reportable segment.

As advertising shifts away from traditional mediums, digital and social video have become core components of ad budgets, and companies looking for alternatives look to BuzzFeed as a destination to diversify spend away from the Big Tech platforms. We’ve developed a business model focused on content and powered by our highly scalable data-driven content flywheel that has grown into a large-scale global media network delivered across owned & operated and third-party platforms. Over the years we have leveraged this media network to generate significant, complementary, and diversified revenue streams of advertising, content, and commerce.

BuzzFeed is emerging as a partner of choice and one-stop shop solution for advertisers to drive relevance, awareness, and sales. Through our rapidly growing advertising and commerce solutions, we’re uniquely positioned to help consumers move down the path from discovery, to inspiration, to real-world transaction. Our diversified revenue streams are highly complementary, and we maximize returns for our clients by working with them across the BuzzFeed offering portfolio.

The HuffPost Acquisition and Verizon Investment

On February 16, 2021, we completed the acquisition of HuffPost (excluding HuffPost’s business in Brazil and India) (“HuffPost Acquisition”), a publisher of online news and media content, from entities controlled by Verizon Communications Inc. (“Verizon”). We issued 21,170,037 shares of new Class C non-voting common stock to an entity controlled by Verizon, of which 8,625,234 were in exchange for the acquisition of HuffPost and 12,544,803 were in exchange for a concurrent $35.0 million cash investment in BuzzFeed by an affiliate of Verizon, which was accounted for as a separate transaction.

On March 9, 2021, we announced a restructuring of HuffPost, including employee terminations, in order to efficiently integrate the HuffPost Acquisition and establish an efficient cost structure. We incurred approximately $3.6 million in severance costs related to the restructuring, of which $3.2 million were included in cost of revenue, $0.3 million were included in sales and marketing, and $0.1 million were included in research and development.

The Business Combination

On June 24, 2021, we entered into the Merger Agreement by and among 890, Merger Sub I, Merger Sub II, and BuzzFeed. 890 is a special purpose acquisition company formed to acquire one or more operating businesses through a business combination. The Merger Agreement provides for, among other things, the following transactions at the closing: Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of 890. Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II with Merger Sub II being the surviving company of the second merger.

Additionally, on March 27, 2021, we entered into the C Acquisition Purchase Agreement to acquire 100% of the outstanding membership interests of CM Partners, in exchange for $200.0 million of cash and 10,000,000 shares of New BuzzFeed Class A common stock. The closing of the C Acquisition is contingent on the Two-Step Merger and will occur contemporaneously with the Two-Step Merger.

The Two-Step Merger, C Acquisition, and other transactions contemplated by the Merger Agreement are referred to as the Business Combination. Upon the consummation of the Business Combination, the new combined company will be renamed BuzzFeed, Inc.

The Two-Step Merger is expected to be accounted for as a reverse capitalization in accordance with GAAP. Under the guidance in ASC 805, 890 is expected to be treated as the “acquired” company for financial reporting purposes. We expect to be deemed the accounting predecessor of the combined business and will be the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. The Business Combination is expected to have a significant impact on our future reported financial position and results as a consequence of the reverse capitalization. The most significant changes in BuzzFeed’s future reported financial position and results are expected to be an estimated net decrease in cash (as compared to our consolidated balance sheet at June 30, 2021) of approximately $91.4 million, assuming maximum stockholder redemptions permitted under the Merger Agreement, and net increase in cash of $196.1 million, assuming no stockholder redemptions. Each redemption scenario includes approximately $150.0 million in proceeds from the Convertible Note Financing to be issued in connection with the closing of the Business Combination, offset by $200.0 million of cash consideration to be paid in connection with the C Acquisition, and additional transaction costs for the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the viral strain of COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. The spread of COVID-19 and the resulting economic contraction has resulted in increased business uncertainty and significantly impacted our business and results of operations, including a decline in advertising spend in the month of March 2020 that continued through the second quarter of 2020, as well as downward pressure on pricing, which was followed by a recovery in the demand for ad impressions during the third quarter of 2020. We also experienced a reduction in content revenue given temporary production shutdowns starting in March 2020 and continuing through the second quarter of 2020. While production has resumed, we are not able to predict whether we will encounter future production delays or shutdowns, or if and to what extent content revenue will continue to be negatively impacted.

We believe that the COVID-19 pandemic contributed to a shift in commerce from offline to online, which we believe has positively impacted commerce revenue as a result of increased online shopping. However, it is possible that this increased demand may not continue in the future, which could adversely affect both advertising and commerce revenue growth.

The ongoing impact of the COVID-19 pandemic on our business and results of operations remains highly uncertain for the foreseeable future and we may experience materially adverse impacts to our business and results of operations. Due to the evolving and uncertain nature of the pandemic, we are not able to estimate the full extent of its impact on our business and results of operations.

2019 Restructuring

In the first half of 2019, in order to streamline operations and better position us to execute on our strategy, we undertook involuntary terminations of more than 200 employees across various roles and levels. We incurred $9.6 million in costs related to this restructuring, of which $4.4 million were included in cost of revenue, $1.6 million were included in sales and marketing, $2.2 million were included in general and administrative, and $1.4 million were included in research and development.

Executive Overview

The following table sets forth our operational highlights for the periods presented (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
GAAP
Total revenue	$89,104	$59,176	$161,752	$123,054
Income (loss) from operations	$(413)	$(6,481)	$(16,936)	$(20,480)
Net income (loss)	$(789)	$(5,770)	$(12,114)	$(19,011)
Non-GAAP
Adjusted EBITDA (1)	$5,574	$(1,380)	$1,315	$(10,669)
Non-Financial
Time Spent(2)	189,673	188,671	381,340	356,971

	Year Ended December 31,
	2020	2019	2018
GAAP
Total revenue	$321,324	$317,923	$307,251
Income (loss) from operations	$12,138	$(40,268)	$(80,078)
Net income (loss)	$11,156	$(36,919)	$(78,506)
Non-GAAP
Adjusted EBITDA (1)	$30,813	$(8,361)	$(53,231)
Non-Financial
Time Spent(2)	741,387	618,620	751,858
(1)	See “Reconciliation from Net income (loss) to Adjusted EBITDA” for a reconciliation of Adjusted EBITDA to the most directly comparable financial measure in accordance with accounting principles generally accepted in the United States (“GAAP”).

(2)	We define Time Spent as the estimated total number of hours spent by users on our owned & operated US properties, including our content on Apple News, and on our content on YouTube in the US, as reported by Comscore, and the estimated total number of hours spent on our content on Facebook, as reported by Facebook. Time Spent does not reflect time spent with our content across all platforms. There are inherent challenges in measuring the total actual number of hours spent with our content across all platforms; however, we consider the data reported by Comscore and Facebook to represent industry-standard estimates of the time actually spent on our largest distribution platforms with our most significant monetization opportunities. We use Time Spent to evaluate the size and level of engagement of our audience. Trends in Time Spent affect our revenue and financial results by influencing the number of ads we are able to show, the volume of purchases made through our affiliate links, and the overall value of our offerings to our customers. However, increases or decreases in Time Spent may not directly correspond to increases or decreases in our revenue. Additionally, our calculation of Time Spent is not based on any standardized industry methodology and is not necessarily calculated in the same manner or comparable to similarly titled measures presented by other companies.

Components of Results of Operations

Revenue: The majority of our revenue is generated through the following types of arrangements:

●	Advertising: Consists of display, programmatic, and video advertising on our owned & operated sites and applications and social media platforms. Advertising revenue is recognized in the period that the related views, impressions, or actions by users on advertisements are delivered.
●	Content: Includes revenue generated from creating content, including promotional content and customer advertising. Content revenue is recognized when the content, or the related action (click or view), is delivered.
●	Commerce: Includes affiliate marketplace revenue and licensing of intellectual property. We participate in multiple marketplace arrangements with third parties whereby we provide affiliate links which redirect the audience to purchase products and/or services from the third parties. When the participant purchases a product and/or service, we receive a commission fee for that sale from the third party. Affiliate marketplace revenue is recognized when a successful sale is made and the commission is earned.

Cost of revenue: Consists primarily of compensation-related expenses and costs incurred for the creation of editorial, promotional, and news content across all platforms, as well as amounts due to third-party websites and platforms to fulfill customers’ advertising campaigns. Web hosting and advertising serving platform costs are also included in cost of revenue.

Sales and marketing: Consists primarily of compensation-related expenses for sales employees. In addition, sales and marketing expenses include advertising costs and market research.

General and administrative: Consists of compensation-related expenses for corporate employees. Also, it consists of expenses for facilities, professional services fees, insurance costs, and other general overhead costs. We expect our general and administrative expenses to increase in absolute dollars due to the growth of our business and related infrastructure as well as legal, accounting, director and officer insurance premiums, investor relations and other costs associated with operating as a public company.

Research and development: Consists primarily of compensation-related expenses incurred for the development of, enhancements to, and maintenance of our website, technology platforms, data collection and infrastructure. Research and development expenses that do not meet the criteria for capitalization are expensed as incurred.

Depreciation and amortization: Represents depreciation of property and equipment and amortization of intangible assets and capitalized software costs.

Other (expense) income, net: Consists of foreign exchange gains and losses, gains and losses on investments, interest income, interest expense and other miscellaneous income and expenses.

Loss on disposition of subsidiary: Represents the loss recognized during 2020 on the disposition of our operations in Brazil.

Income tax provision (benefit): Represents federal, state and local taxes based on income in multiple domestic and international jurisdictions.

Results of Operations:

Comparison of results for the three and six months ended June 30, 2021 and 2020

The following tables set forth our consolidated statement of operations data for each of the periods presented (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue	$89,104	$59,176	$161,752	$123,054
Costs and expenses
Cost of revenue, excluding depreciation and amortization	44,943	27,852	87,066	60,312
Sales and marketing	11,574	11,102	22,952	27,068
General and administrative	21,743	17,952	45,445	38,999
Research and development	6,900	4,024	13,599	8,005
Depreciation and amortization	4,357	4,727	9,626	9,150
Total costs and expenses	89,517	65,657	178,688	143,534
Loss from operations	(413)	(6,481)	(16,936)	(20,480)
Other (expense) income, net	(218)	502	164	684
Loss before income taxes	(631)	(5,979)	(16,772)	(19,796)
Income tax provision (benefit)	158	(209)	(4,658)	(785)
Net loss	(789)	(5,770)	(12,114)	(19,011)
Net income attributable to the redeemable noncontrolling interest	85	323	145	706
Net loss attributable to noncontrolling interests	(292)	—	(310)	—
Net loss attributable to BuzzFeed, Inc.	$(582)	$(6,093)	$(11,949)	$(19,717)

Costs and expenses include stock-based compensation expense as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Cost of revenue, excluding depreciation and amortization	$113	$2	$155	$7
Sales and marketing	32	1	61	3
General and administrative	47	371	101	651
Research and development	17	—	30	—
	$209	$374	$347	$661

The following table sets forth our consolidated statement of operations data for each of the periods presented as a percentage of revenue(1):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue	100%	100%	100%	100%
Costs and expenses
Cost of revenue, excluding depreciation and amortization	50%	47%	54%	49%
Sales and marketing	13%	19%	14%	22%
General and administrative	25%	30%	28%	32%
Research and development	8%	7%	8%	7%
Depreciation and amortization	5%	8%	6%	7%
Total costs and expenses	101%	111%	110%	117%
Loss from operations	(1)%	(11)%	(10)%	(17)%
Other (expense) income, net	—	1%	—	1%
Loss before income taxes	(1)%	(10)%	(10)%	(16)%
Income tax provision (benefit)	—	—	(3)%	—
Net loss	(1)%	(10)%	(7)%	(16)%
Net income attributable to the redeemable noncontrolling interest	—	1%	—	—
Net loss attributable to noncontrolling interests	—	—	—	—
Net loss attributable to BuzzFeed, Inc.	(1)%	(11)%	(7)%	(16)%
(1)	Percentages have been rounded for presentation purposes and may differ from unrounded results.

Revenue

Total revenue as follows (in thousands):

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2021	2020	%Change	2021	2020	%Change
Advertising	$47,804	$26,673	79%	$86,453	$58,054	49%
Content	24,241	23,109	5%	43,778	47,471	(8)%
Commerce and other	17,059	9,394	82%	31,521	17,529	80%
Total revenue	$89,104	$59,176	51%	$161,752	$123,054	31%

Advertising revenue increased $21.1 million, or 79%, and $28.4 million, or 49%, for the three and six months ended June 30, 2021, respectively. The increase for the three months ended June 30, 2021 was driven by an increase in overall pricing for programmatic advertising of approximately 43%, including our owned and operated properties and Facebook, principally reflecting the comparison against the impact of COVID-19 in Q2 2020, and increases in the number of direct sold and programmatic impressions across our owned and operated properties of 40% and 15%, respectively, reflecting the improved monetization of our audience. The increase for the six months ended June 30, 2021 reflects increases in the number of direct sold and programmatic impressions across our owned and operated properties of 28% and 17%, respectively, driven by the 7% increase in Time Spent and improved monetization of our audience, and an increase in overall pricing for programmatic advertising of 28% across our owned and operated properties and Facebook, principally reflecting the comparison against the impact of COVID-19 in Q2 2020, partially offset by a 2% reduction in advertising due to the mix of direct sold advertising skewing more heavily toward lower-priced products. In addition, the HuffPost Acquisition contributed $4.9 million and $8.0 million in advertising revenue for the three and six months ended June 30, 2021, respectively.

Content revenue increased $1.1 million or 5% for the three months ended June 30, 2021 reflecting the recovery from the impact of COVID-19. For the six months ended June 30, 2021 content revenue decreased $3.7 million, or 8%, primarily reflecting delays in customer spending due to the disruption from COVID-19.

Commerce and other revenue increased $7.7 million, or 82%, and $14.0 million, or 80%, for the three and six months ended June 30, 2021, respectively, primarily reflecting an increase in the number of orders generated driven by the growth in online shopping.

Cost of revenue

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2021	2020	%Change	2021	2020	%Change
Cost of revenue	$44,943	$27,852	61%	$87,066	$60,312	44%
As a percentage of revenue	50%	47%		54%	49%

Cost of revenue increased by $17.1 million, or 61% and $26.8 million, or 44%, for the three and six months ended June 30, 2021, respectively, driven by increases in compensation costs of $7.3 million and $15.1 million, respectively, and increases in other cost of sales reflecting the growth in revenue. The increases in compensation costs were principally driven by $6.1 million and $10.5 million, respectively, related to the additional headcount associated with HuffPost and the comparison against the nonrecurring temporary pay reductions enacted in Q2 2020 in response to COVID-19. In addition, the six months ended June 30, 2021 includes $3.2 million of severance costs incurred in Q1 2021 related to the restructuring of HuffPost.

Sales and marketing

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2021	2020	%Change	2021	2020	%Change
Sales and marketing	$11,574	$11,102	4%	$22,952	$27,068	(15)%
As a percentage of revenue	13%	19%		14%	22%

For the three months ended June 30, 2021, sales and marketing expenses increased by $0.5 million, or 4%, reflecting the comparison against the nonrecurring temporary pay reductions enacted in Q2 2020 in response to COVID-19, partially offset by savings from a workforce reduction during 2020.

For the six months ended June 30, 2021, sales and marketing expenses decreased by $4.1 million, or 15%, reflecting a $3.2 million decrease in compensation driven by the savings from a workforce reduction during 2020 and $1.1 million decrease in events, travel and entertainment costs as we adopted remote work policies in response to COVID-19, partially offset by the comparison against the nonrecurring temporary pay reductions in Q2 2020.

General and administrative

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2021	2020	%Change	2021	2020	%Change
General and administrative	$21,743	$17,952	21%	$45,445	$38,999	17%
As a percentage of revenue	25%	30%		28%	32%

General and administrative expenses increased by $3.8 million, or 21%, and $6.4 million, or 17%, for the three and six months ended June 30, 2021, respectively, driven by increases in professional fees of $2.7 million and $8.8 million, largely related to the additional professional fees associated with the Business Combination, as well as increased compensation costs of $1.7 million and

$1.8 million related to the additional headcount in preparation for becoming a public company, partially offset by decreased rent expense of $1.0 million and $3.8 million as we reduced our real estate footprint.

Research and development

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2021	2020	%Change	2021	2020	%Change
Research and development	$6,900	$4,024	71%	$13,599	$8,005	70%
As a percentage of revenue	8%	7%		8%	7%

Research and development expenses increased by $2.9 million, or 71%, and $5.6 million, or 70%, for the three and six months ended June 30, 2021, respectively, driven by increases in compensation costs of $1.7 million and $3.9 million due to a lower proportion of compensation related to capitalizable projects, the comparison against the nonrecurring temporary pay reductions in Q2 2020, and additional headcount associated with the HuffPost Acquisition, as well as increases in consulting costs of $1.1 million and $1.8 million, due to a lower proportion of costs related to capitalizable projects.

Depreciation and amortization

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2021	2020	%Change	2021	2020	%Change
Depreciation and amortization	$4,357	$4,727	(8)%	$9,626	$9,150	5%
As a percentage of revenue	5%	8%		6%	7%

In the three months ended June 30, 2021, depreciation and amortization decreased by $0.4 million, or 8%, reflecting lower expenditures on software development projects and fixed assets, partially offset by amortization of intangible assets associated with the HuffPost Acquisition.

For the six months ended June 30, 2021, depreciation and amortization expenses increased by $0.5 million, or 5%, principally driven by amortization of intangible assets associated with the HuffPost Acquisition, partially offset by the impact of lower expenditures on software development projects and fixed assets.

Other Income, net

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2021	2020	%Change	2021	2020	%Change
Other (expense) income, net	$(218)	$502	NM	$164	$684	(76)%

NM – not meaningful

The change from other income, net of $0.5 million for the three months ended June 30, 2020 to other expense, net of $0.2 million for the three months ended June 30, 2021 was primarily related to the comparison against a nonrecurring $0.5 million unrealized gain on remeasurement of our investment in a private company during Q2 2020, and an increase in interest expense related to the revolving credit facility.

For the six months ended June 30, 2021 other income, net decreased by $0.5 million, or 76%, reflecting an increase in interest expense related to the revolving credit facility and the comparison against a nonrecurring unrealized gain on remeasurement of our investment in a private company during Q2 2020, partially offset by an increase in investment and other non-income tax credits.

Income tax benefit

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2021	2020	%Change	2021	2020	%Change
Income tax provision (benefit)	158	(209)	NM	(4,658)	(785)	NM

NM – not meaningful

For the three months ended June 30, 2021 we recorded an income tax provision of $0.2 million, compared to an income tax benefit of $0.2 million for the three months ended June 30, 2020, primarily due to income generated in certain states and foreign jurisdictions.

For the six months ended June 30, 2021 the income tax benefit increased by $3.9 million primarily reflecting the release of a portion of the valuation allowance against our net operating loss carryforward to offset the deferred tax liabilities recognized in connection with the HuffPost Acquisition, partially offset by income generated in certain states and foreign jurisdictions.

Comparison of results for the years ended December 31, 2020, 2019, and 2018

	Year Ended December 31,
	2020	2019	2018
Revenue	$321,324	$317,923	$307,251
Costs and expenses
Cost of revenue, excluding depreciation and amortization	140,290	150,350	169,631
Sales and marketing	50,680	79,845	81,251
General and administrative	83,061	87,417	88,104
Research and development	17,669	21,129	26,516
Depreciation and amortization	17,486	19,450	21,827
Total costs and expenses	309,186	358,191	387,329
Income (loss) from operations	12,138	(40,268)	(80,078)
Other income, net	670	2,991	2,474
Loss on disposition of subsidiary	(711)	—	—
Income (loss) before income taxes	12,097	(37,277)	(77,604)
Income tax provision (benefit)	941	(358)	902
Net income (loss)	11,156	(36,919)	(78,506)
Net income (loss) attributable to the redeemable noncontrolling interest	820	273	(971)
Net income (loss) attributable to BuzzFeed, Inc.	$10,336	$(37,192)	$(77,535)

Costs and expenses include stock-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2020	2019	2018
Cost of revenue, excluding depreciation and amortization	$109	$353	$1,436
Sales and marketing	60	658	1,442
General and administrative	977	1,446	1,505
Research and development	43	356	637
	$1,189	$2,813	$5,020

The following table sets forth our consolidated statement of operations data for each of the periods presented as a percentage of revenue(1):

	Year Ended December 31,
	2020	2019	2018
Revenue	100%	100%	100%

Costs and expenses
Cost of revenue, excluding depreciation and amortization	44%	47%	55%
Sales and marketing	16%	25%	26%
General and administrative	26%	28%	29%
Research and development	5%	7%	9%
Depreciation and amortization	5%	6%	7%
Total costs and expenses	96%	113%	126%
Income (loss) from operations	4%	(13)%	(26)%
Other income, net	—	1%	1%
Loss on disposition of subsidiary	—	—	—
Income (loss) before income taxes	4%	(12)%	(25)%
Income tax provision (benefit)	—	—	—
Net income (loss)	4%	(12)%	(25)%
Net income (loss) attributable to the redeemable noncontrolling interest	—	—	—
Net income (loss) attributable to BuzzFeed, Inc.	4%	(12)%	(25)%
(1)	Percentages have been rounded for presentation purposes and may differ from unrounded results.

Revenue

Total revenue as follows (in thousands):

	Year Ended December 31,			2019 to 2020	2018 to 2019
	2020	2019	2018	% Change	% Change
Advertising	$149,704	$128,438	$106,280	17%	21%
Content	119,846	150,876	177,055	(21)%	(15)%
Commerce and other	51,774	38,609	23,916	34%	61%
Total revenue	$321,324	$317,923	$307,251	1%	3%

2020 Compared to 2019

Advertising revenue increased by $21.3 million, or 17%, reflecting a 54% increase in the number of direct sold ad impressions and a 39% increase in programmatic impressions across our owned and operated properties, driven by the 20% increase in Time Spent and a shift in customers’ spend from content to advertising, partially offset by an overall decrease in pricing for direct sold advertising of 10% and programmatic advertising of 24% across our owned and operated properties and YouTube reflecting downward pressure driven by the impact of the COVID-19 pandemic.

Content revenue decreased by $31.0 million, or 21%, reflecting our shift in strategy to focus on the production of lower-cost content, as well as a shift in customers’ spend from content to advertising, largely in response to disruption from the COVID-19 pandemic.

Commerce and other revenue increased $13.2 million, or 34%, reflecting an increase in the number of orders generated driven by the growth in online shopping.

2019 Compared to 2018

Advertising revenue increased by $22.2 million, or 21%, principally driven by a 93% increase in programmatic advertising revenue on our owned and operated properties reflecting improved monetization of our audience despite the 18% decrease in Time

Spent, while programmatic advertising revenue from Facebook and YouTube was largely flat, as an increase in programmatic impressions was substantially offset by a decrease in overall pricing.

Content revenue decreased by $26.2 million, or 15%, reflecting a shift in spend by our customers from content to advertising, partially offset by the impact of a change in mix to more labor-intensive, higher cost pieces of content in 2019.

Commerce and other revenue increased by $14.7 million, or 61%, reflecting an increase in the number of orders generated driven by the growth in online shopping, partially offset by a 10% decline in the average order value.

Cost of revenue

	Year Ended December 31,			2019 to 2020	2018 to 2019
(In thousands)	2020	2019	2018	% Change	% Change
Cost of revenue	$140,290	$150,350	$169,631	(7)%	(11)%
As a percentage of revenue	44%	47%	55%

2020 Compared to 2019

Cost of revenue decreased by $10.1 million, or 7%, principally reflecting the change in mix of our revenues towards our higher margin Advertising and Commerce products, and a shift to the production of lower-cost content assets, as well as a $0.6 million net decrease in compensation costs related to the full-year impact of our 2019 restructuring and comparison against the $4.4 million restructuring charge in 2019. These decreases were partially offset by $8.7 million of additional costs related to a shift in our international headcount from sales and marketing to content production within cost of revenue as part of a shift in strategy to produce more localized content.

2019 Compared to 2018

Cost of revenue decreased by $19.3 million, or 11%, principally reflecting a $28.2 million decrease in compensation costs due to the reduction in headcount in connection with the 2019 restructuring, partially offset by a $6.1 million increase in content production costs reflecting a change in revenue mix and a $4.4 million charge in connection with the restructuring.

Sales and marketing

	Year Ended December 31,			2019 to 2020	2018 to 2019
(In thousands)	2020	2019	2018	% Change	% Change
Sales and marketing	$50,680	$79,845	$81,251	(37)%	(2)%
As a percentage of revenue	16%	25%	26%

2020 Compared to 2019

Sales and marketing expenses decreased by $29.2 million, or 37%, principally reflecting a $9.7 million decrease in compensation costs primarily related to the unification of our sales organization and leadership team in 2020 and the full-year impact of our 2019 restructuring, and an $8.7 million reduction in costs related to a shift in our international headcount from sales and marketing to content production within cost of revenue as part of a shift in strategy to produce more localized content. The decrease also reflects a $4.3 million decrease in costs related to travel and entertainment and events as a result of COVID-19, a $2.4 million reduction in expenditures on consulting, and the comparison against the $1.6 million restructuring charge in 2019.

2019 Compared to 2018

Sales and marketing expenses decreased by $1.4 million, or 2%, principally reflecting a $2.5 million decrease in compensation costs due to the reduction in headcount in connection with the 2019 restructuring, partially offset by a $1.6 million charge in connection with the restructuring.

General and administrative

	Year Ended December 31,			2019 to 2020	2018 to 2019
(In thousands)	2020	2019	2018	% Change	% Change

General and administrative	$83,061	$87,417	$88,104	(5)%	(1)%
As a percentage of revenue	26%	28%	29%

2020 Compared to 2019

General and administrative expenses decreased by $4.4 million, or 5%, principally reflecting a $3.7 million decrease in compensation costs, including $1.5 million related to headcount reduction and the comparison against the $2.2 million restructuring charge in 2019, and a $3.2 million decrease in employee meals, travel and entertainment, largely as a result of COVID-19. These decreases were partially offset by a $2.6 million increase in legal fees, primarily related to the HuffPost Acquisition. We expect our general and administrative expenses to increase in absolute dollars due to the growth of our business and related infrastructure as well as legal, accounting, director and officer insurance premiums, investor relations and other costs associated with operating as a public company.

2019 Compared to 2018

General and administrative expenses decreased $0.7 million, or 1%, reflecting a decrease in compensation costs due to the reduction in headcount in connection with the 2019 restructuring, which was substantially offset by a $2.2 million charge in connection with the restructuring and higher legal fees.

Research and development

	Year Ended December 31,			2019 to 2020	2018 to 2019
(In thousands)	2020	2019	2018	% Change	% Change
Research and development	$17,669	$21,129	$26,516	(16)%	(20)%
As a percentage of revenue	5%	7%	9%

2020 Compared to 2019

Research and development expenses decreased by $3.5 million, or 16%, principally reflecting a $1.5 million decrease in compensation expense driven by a higher proportion of compensation costs related to capitalizable projects in 2020, and the comparison against the $1.4 million restructuring charge in 2019. We expect research and development expenses to increase in the future as we continue to invest in our technology.

2019 Compared to 2018

Research and development expenses decreased by $5.4 million, or 20%, principally reflecting a decrease in compensation costs due to the reduction in headcount in connection with the 2019 restructuring, partially offset by a $1.4 million charge in connection with the restructuring.

Depreciation and amortization

	Year Ended December 31,		2019 to 2020		2018 to 2019
(In thousands)	2020	2019	2018	% Change	% Change
Depreciation and amortization	$17,486	$19,450	$21,827	(10)%	(11)%
As a percentage of revenue	5%	6%	7%

2020 Compared to 2019

Depreciation and amortization decreased by $2.0 million, or 10%, principally reflecting lower expenditures on software development projects and fixed assets in the prior year.

2019 Compared to 2018

Depreciation and amortization decreased by $2.4 million, or 11%, principally reflecting lower expenditures on software development projects and fixed assets.

Other Income, net

	Year Ended December 31,			2019 to 2020	2018 to 2019
(In thousands)	2020	2019	2018	% Change	% Change
Other income, net	$670	$2,991	$2,474	(78)%	21%

2020 Compared to 2019

Other income decreased by $2.3 million, or 78%, primarily as a result of lower income recognized on investments in marketable securities and money market funds, as well as higher interest expense and termination fees related to our secured borrowing facility in 2020, partially offset by an increase in foreign exchange gains.

2019 Compared to 2018

Other income increased by $0.5 million, or 21%, primarily as a result of higher investment tax credits.

Loss on disposition

	Year Ended December 31,			2019 to 2020	2018 to 2019
(In thousands)	2020	2019	2018	% Change	% Change
Loss on disposition	$(711)	$—	$—	100%	—

During the year ended December 31, 2020 we recorded a loss related to the disposition of our operations in Brazil.

Income tax provision (benefit)

	Year Ended December 31,			2019 to 2020	2018 to 2019
(In thousands)	2020	2019	2018	% Change	% Change
Income tax provision (benefit)	$941	$(358)	$902	NM	NM

NM – not meaningful

2020 Compared to 2019

The change from a benefit from income taxes of $0.4 million in 2019 to income tax expense of $0.9 million in 2020 was primarily driven by the generation of net income in 2020 compared to a net loss in 2019.

2019 Compared to 2018

In 2019, we recorded an income tax benefit of $0.4 million, compared to a provision of $0.9 million in 2018, primarily due to changes in the valuation allowance against deferred tax assets.

Non-GAAP Financial Measures

Consolidated Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and represents a key metric used by management and our Board of Directors to measure the operational strength and performance of our business, to establish budgets, and to develop operational goals for managing our business. We define Adjusted EBITDA as net income (loss), excluding the impact of net income (loss) attributable to noncontrolling interests, income tax provision (benefit), interest expense, interest income, other income, net, depreciation and amortization, stock-based compensation, restructuring costs, and other non-cash and non-recurring items that management believes are not indicative of ongoing operations.

We believe Adjusted EBITDA is relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by our management. There are limitations to use of Adjusted EBITDA and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA should not be considered a substitute for income (loss) from operations, net income (loss), or net income (loss) attributable to BuzzFeed, Inc. that we have reported in accordance with GAAP.

Reconciliation from Net income (loss) to Adjusted EBITDA

The following table reconciles consolidated net income (loss) to Adjusted EBITDA for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2021	2020	2021	2020
Net loss	$(789)	$(5,770)	$(12,114)	$(19,011)
Income tax provision (benefit)	158	(209)	(4,658)	(785)
Interest expense	434	94	778	158
Interest income	(61)	(15)	(127)	(140)
Other income, net	(155)	(581)	(815)	(702)
Depreciation and amortization	4,357	4,727	9,626	9,150
Stock-based compensation	209	374	347	661
Restructuring(1)	—	—	3,645	—
Transaction costs(2)	1,421	—	4,633	—
Adjusted EBITDA	$5,574	$(1,380)	$1,315	$(10,669)

	Year ended December 31,
(In thousands)	2020	2019	2018
Net income (loss)	$11,156	$(36,919)	$(78,506)
Income tax provision (benefit)	941	(358)	902
Loss on disposition of subsidiary	711	—	—
Interest expense	1,096	270	271
Interest income	(173)	(1,663)	(2,146)
Other income, net	(1,593)	(1,598)	(599)
Depreciation and amortization	17,486	19,450	21,827
Stock-based compensation	1,189	2,813	5,020
Restructuring(1)	—	9,644	—
Adjusted EBITDA	$30,813	$(8,361)	$(53,231)
(1)	For the six months ended June 30, 2021, reflects costs associated with involuntary terminations of employees across various roles and levels as part of the integration of the HuffPost Acquisition. For 2019, reflects costs associated with involuntary terminations of employees across various roles and levels in an effort to better position us to execute on our strategy.
(2)	Reflects legal, advisory, and consulting fees associated with the Business Combination.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and borrowings under our revolving credit facility, as well as cash generated from operations. Our cash and cash equivalents consist of demand deposits with financial institutions and investments in money market funds and totaled $154.8 million at June 30, 2021.

We believe that our operating cash flows, together with cash and cash equivalents on hand, our revolving credit facility, and the cash we expect to obtain as a result of the Business Combination and Convertible Note Financing, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Revolving Credit Facility

We have a $50.0 million revolving credit facility (“Revolving Credit Facility”), maturing in December 2023. Borrowings under the Revolving Credit Facility are generally limited to 95% of qualifying investment grade accounts receivable and 90% of qualifying non-investment grade accounts receivable, subject to adjustment at the discretion of the lenders. Borrowings under the facility bear interest at LIBOR, subject to a floor rate of 0.75%, plus a margin of 3.75% to 4.25%, depending on the level of our utilization of the facility, and subject to a monthly minimum utilization of $15.0 million. The facility also includes an unused commitment fee of 0.375%.

In the first quarter of 2021, letters of credit totaling $15.5 million were issued under the Revolving Credit Facility which reduced the remaining borrowing capacity by the same amount. These letters of credit were used in favor of our landlords, relieving us of the requirement to maintain $15.5 million of cash as collateral. As a result, the $15.5 million of restricted cash as of December 31, 2020 is no longer restricted.

The Revolving Credit Facility includes covenants that, among other things, requires us to maintain at least $25.0 million of unrestricted cash at all times, limits our ability to incur additional indebtedness, pay dividends, hold unpermitted investments, or make material changes to the business. We were in compliance with the financial covenant as of June 30, 2021.

As of June 30, 2021, we had outstanding borrowings under the Revolving Credit Facility of $19.6 million and remaining borrowing capacity of $12.5 million.

Convertible Notes

In connection with the Business Combination, we expect to complete the Convertible Note Financing of $150.0 million of unsecured convertible notes, due 2026 (the “Notes”). The Notes will bear interest at a rate of 7.00% per annum, payable semi-annually (provided, however, that if there is less than $144.0 million in 890’s trust account immediately following the Business Combination, the stated interest rate shall be 8.5% per annum). The Notes will be convertible into approximately 12,000,000 shares of New BuzzFeed Class A common stock at an initial conversion price of the lesser of (x) $12.50 and (y) a 25% premium to the lowest per share price at which any equity of 890 is issued prior to the closing of the Business Combination in accordance with the terms thereof, and shall mature on the date that is five years following the closing of the Convertible Note Financing.

We may, at our election, force conversion of the Notes after the third anniversary of the issuance of the Notes, subject to a holder’s prior right to convert, if the volume-weighted average trading price of the New BuzzFeed Class A common stock is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days. In the event that a holder of the Notes elects to convert its Notes after the one year anniversary, and prior to the three-year anniversary, of the issuance of the Notes, we will be obligated to pay an amount equal to: (i) from the one year anniversary of the issuance of the Notes to the two year anniversary of the issuance of the Notes, an amount equal to 18 month’s interest declining ratably on a monthly basis to 12 month’s interest on the aggregate principal amount of the Notes so converted and (ii) from the two year anniversary of the issuance of the Notes to the three year anniversary of the issuance of the Notes, an amount equal to 12 month’s interest declining ratably on a monthly basis to zero month’s interest, in each case, on the aggregate principal amount of the Note so converted (the “Interest Make-Whole Payment”). The Interest Make-Whole Payment will be payable in cash.

Each holder of a Note will have the right to cause us to repurchase for cash all or a portion of the Notes held by such holder (i) at any time after the third anniversary of the closing date, at a price equal to par plus accrued and unpaid interest; or (ii) at any time upon the occurrence of a “fundamental change,” a customary definition of which will be agreed in the Indenture (a “Fundamental Change”), at a price equal to 101% of par plus accrued and unpaid interest.

The Notes will include restrictive covenants that, among other things, will limit our ability to incur additional debt or liens, make restricted payments or investments, dispose of significant assets, transfer intellectual property, or enter into transactions with affiliates.

Cash flows provided by (used in) category were as follows for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
(In thousands)	2020	2019	2018	2021	2020
Net cash provided by (used in) operating activities	$27,553	$(20,243)	$(72,743)	$15,255	$19,957
Net cash (used in) provided by investing activities	(14,803)	16,363	107,185	(56)	(8,941)
Net cash provided by financing activities	19,455	195	640	33,983	7,236

Operating Activities

For the six months ended June 30, 2021, net cash provided by operating activities was $15.3 million, a decrease of $4.7 million compared to the six months ended June 30, 2020. The decrease in cash provided by operating activities was primarily driven by the impact of a $5.0 million performance deposit related to the C Acquisition paid during the three months ended March 31, 2021 and timing of payments relative to collections, partially offset by a $4.2 million decrease in net loss adjusted for non-cash items.

For the year ended December 31, 2020, net cash provided by operating activities was $27.6 million, an increase of $47.8 million compared to the year ended December 31, 2019, which was principally driven by net income adjusted for non-cash items of $28.7 million for the year ended December 31, 2020, as compared to a net loss adjusted for non-cash items of $15.4 million for the year ended December 31, 2019.

For the year ended December 31, 2019, net cash used in operating activities was $20.2 million, a decrease of $52.5 million compared to the year ended December 31, 2018, which was driven by a decrease in net loss adjusted for non-cash items of $36.4 million and overall improvements in working capital management.

Investing Activities

For the six months ended June 30, 2021, cash used in investing activities was $0.1 million, which consists of $4.3 million of expenditures on internal-use software and $1.0 million of capital expenditures, mostly offset by $5.2 million of net cash acquired as part of the HuffPost Acquisition. For the six months ended June 30, 2020, cash used in investing activities was $8.9 million, which consisted of expenditures on internal-use software of $5.6 million and fixed assets of $3.3 million.

For the year ended December 31, 2020, cash used in investing activities was $14.8 million, which principally consisted of expenditures on internal-use software of $9.8 million and fixed assets of $4.7 million.

For the year ended December 31, 2019, cash provided by investing activities was $16.4 million which principally consisted of proceeds from sales and maturities of marketable securities of $25.0 million, partially offset by expenditures on internal-use software of $8.2 million. Prior to 2019, we invested excess cash from a prior issuance of preferred stock in U.S. Treasury Bills. However, we curtailed this practice and the last maturities of securities purchased under this program occurred during 2019.

For the year ended December 31, 2018, cash provided by investing activities was $107.2 million, principally reflecting $125.0 million of net proceeds from purchases and sales and maturities of marketable securities, partially offset by expenditures on internal use software of $11.9 million and fixed assets of $6.0 million.

Financing Activities

For the six months ended June 30, 2021, cash provided by financing activities was $34.0 million, principally consisting of $35.0 million of proceeds from the issuance of common stock related to the equity investment in us by an affiliate of Verizon, partially offset by payments on the Revolving Credit Facility. For the six months ended June 30, 2020, cash provided by financing activities was generated from borrowings, net of repayments, from our secured borrowing facility.

For the year ended December 31, 2020, cash provided by financing activities was $19.5 million, consisting of $19.9 million of borrowings under our Revolving Credit Facility, which was established during 2020, partially offset by the impact of a $0.6 million early termination fee paid in connection with the extinguishment of our previous secured borrowing facility.

For the years ended December 31, 2019 and 2018, cash provided by financing activities was limited to proceeds from the exercise of stock options.

Contractual Obligations

Our principal commitments consist of obligations for office space under non-cancelable operating leases with various expiration dates through 2029 as well as repayment of borrowings under our Revolving Credit Facility. Refer to Note 14 – Commitments and Contingencies in our consolidated financial statements included elsewhere in this proxy statement/prospectus for more details.

In September 2018, concurrent with an investment in a private company, we agreed to guarantee the lease of the investee’s premises in New York. In October 2020, the investee renewed its lease agreement, and our prior guarantee was replaced with a new guarantee of up to $5.4 million. The amount of the guarantee is reduced as the investee makes payments under the lease. As of June 30, 2021, the maximum amount under the guarantee was $3.5 million, and no liability was recognized with respect to the guarantee.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements and related notes in accordance with GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues, expenses, and related disclosure. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and other assumptions that we believe are reasonable under the circumstances. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results would be affected.

We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or judgment is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates or assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus. Our critical accounting policies and estimates are discussed below.

Revenue Recognition

We recognize revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

We generate advertising revenue from managing a customer’s internet advertising campaigns to target markets both via BuzzFeed’s proprietary sites as well as premium publishers. Our performance obligations typically consist of a promised number of ads delivered or a promised number of actions related to the ads (such as impressions or views). Advertising revenue is recognized in the period that the related views, impressions, or actions by users on advertisements are delivered. We derive a portion of our revenue from sales of advertising programmatically through third party platforms and intermediaries. Given the involvement of multiple parties in these transactions, significant judgment is required in identifying our customer and determining the transaction price. In some cases we are unable to determine the transaction price paid by the end customer. In these cases, we recognize as revenue the net amount remitted to us by the intermediary.

We generate revenue from creating content, including promotional content and customer advertising. ‘Our performance obligations consist of BuzzFeed-created content for use by its customers or the delivery of a promised number of actions related to the content (impressions or views). The revenue is recognized when the content, or the related action, is delivered.

We participate in multiple marketplace arrangements with third parties whereby we provide affiliate links which redirect the audience to purchase products and/or services from the third parties. When the participant purchases a product and/or service, we receive a commission fee for that sale from the third parties. The revenue is recognized when a successful sale is made and the commission is earned.

Business Combinations

Upon acquisition of a company, we determine if the transaction is a business combination, which is accounted for using the acquisition method of accounting. Under the acquisition method, once control is obtained of a business, the assets acquired, and liabilities assumed, including amounts attributed to noncontrolling interests, are recorded at fair value. We use our best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The determination of the fair values is based on estimates and judgments made by management. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable. Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of assets acquired and liabilities assumed is received, and is not to exceed one year from the acquisition date. We may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Income Taxes

We are subject to income taxes in the United States and multiple foreign jurisdictions. Significant judgment is required in determining our provision (benefit) and evaluating our income tax positions. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. We evaluate the realizability of deferred tax assets and establish a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Stock Based Compensation

Stock based awards granted are measured based on the grant-date fair value.

The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Because our common stock was not publicly traded, we have historically estimated the expected volatility of our awards from the historical volatility of selected public companies within similar industries with comparable characteristics to us. We intend to continue to consistently apply this process using the same or similar companies to estimate the expected volatility until sufficient historical information regarding the volatility of the share price of our common stock becomes available. The expected dividend rate is zero based on the fact that we currently have no history or expectation of paying cash dividends on our common stock. The expected term represents the period of time the stock options are expected to be outstanding and is based on the “simplified method.” Under the “simplified method,” the expected term of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. We use the “simplified method” due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected term of the stock options.

Our restricted stock units vest upon the satisfaction of both a service condition and a liquidity condition. The liquidity condition for 8,103,000 restricted stock units is satisfied upon the occurrence of a sale transaction (“Acquisition”) or the completion of an initial public offering. The Two-Step Merger will not result in the satisfaction of this liquidity condition as it does not meet the definition of an Acquisition per the award agreements. The liquidity condition for the remaining 9,164,000 restricted stock units is satisfied upon the occurrence of other events, including a merger or acquisition or other business combination transaction involving the Company and a publicly traded special purpose acquisition company or other similar entity. Accordingly, the Two-Step Merger will satisfy the liquidity condition for these restricted stock units. No stock-based compensation expense had been recognized to date for restricted stock because a liquidity event has not been deemed probable. As of June 30, 2021 there was approximately $46.9 million of unrecognized compensation costs related to restricted stock units.

Common Stock Valuations

Since our common stock was not publicly traded, the fair value of our common stock was determined by our Board, with input from management, taking into account the value determined by a third-party valuation firm. Our Board intended all stock options granted to have an exercise price per share not less than the per share fair value of our common stock on the date of grant. The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, included the following:

●	our financial performance, forecasted operating results, capital structure and stage of development;
●	our management team and business strategy;
●	external market factors affecting our industry;
●	the liquidation preferences, rights, preferences, and privileges of our convertible preferred stock relative to our common stock;
●	the lack of an active public or private market for our common stock;

●	the likelihood of achieving a liquidity event, such as a sale transaction or an initial public offering; and
●	market performance analyses of similar publicly-traded companies in our industry.

In valuing our common stock at various dates, our board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches with input from management.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. Upon consummation of the Business Combination, the fair value of our common stock will be determined based on its quoted market price. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Impairment of long-lived assets

We review our property and equipment and capitalized software costs for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying value exceeds its fair value. Fair value is determined through various valuation techniques which may include discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Recently Adopted and Issued Accounting Pronouncements

Refer to Note 2 of our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Emerging Growth Company (“EGC”) Accounting Election

Section 102 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. 890 is an EGC and has elected to take advantage of the extended transition period. Following the consummation of the Business Combination, New BuzzFeed is expected to remain an emerging growth company and is expected to continue to take advantage of the extended transition period. As a result, the consolidated financial statements of BuzzFeed, Inc. may not be comparable to companies that comply with new or revised accounting standards as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements; and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of 890’s IPO, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily foreign currency exchange, interest rate fluctuation and equity investment risks.

Foreign Currency Exchange Risk

We transact business in various foreign currencies and obtain international revenue, as well as incur costs denominated in foreign currencies, primarily the British Pound, Japanese Yen, and Canadian Dollar. This exposes us to the risk of fluctuations in foreign currency exchange rates. Accordingly, changes in exchange rates, and in particular a continuing strengthening of the U.S. dollar, would negatively affect our revenue and results of operations as expressed in U.S. dollars. These exposures were not material for the quarters ended June 30, 2021 or 2020 nor the years ended December 31, 2020, 2019, or 2018, but may become material in the future.

Interest Rate Fluctuation Risk

Our exposure to interest rates relates primarily to the variable interest component on our Revolving Credit Facility as well as interest earned and market value on money market funds included in our cash and cash equivalents. These exposures were not material for the quarters ended June 30, 2021 or 2020 nor the years ended December 31, 2020, 2019, or 2018, but may become material in the future.

Equity Investment Risk

We hold an investment in equity securities of a privately-held company without a readily determinable fair value. We elected to account for this investment using the measurement alternative, which is cost, less any impairment, adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the same issuer. We perform a qualitative assessment at each reporting date to determine whether there are triggering events for impairment. The qualitative assessment considers factors such as, but not limited to, the investee’s financial performance and business prospects; industry performance; economic environment; and other relevant events and factors affecting the investee. Valuations of our equity investment are complex due to the lack of readily available market data and observable transactions. The carrying value of our investment was $2.3 million at June 30, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF COMPLEX NETWORKS

References in this section to “we,” “our,” “us” and the “Company” generally refer to CM Partners, LLC and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Company Overview

The Company is a leading global youth entertainment network in the pop culture categories including streetwear and style, food, music, sneakers and sports. We rank as one of the leading entertainment verticals amongst streaming entities in the United States and have established ourselves as a premium video publisher for the demographic of men between the ages of 18 to 34. Our brands include: “Complex,” “First We Feast,” “Sole Collector,” “Pigeons & Planes,” Complex SHOP, ComplexCon and ComplexLand. Each of our brands is comprised of digital content that is displayed on our website and with our partners, which include platforms like Facebook, Instagram, Snapchat, Twitter, YouTube, TikTok and Twitch. Some of our popular video series, such as Hot Ones, Sneaker Shopping, Full Size Run, The Burger Show, and Sneakerheads, continue to demonstrate success with our audience and partners.

We view our business across passion categories, which are specific content verticals within culture and entertainment that are impactful to our target demographics. Categories in which we currently participate and are viewed as an authoritative brand include, but are not limited to, hip-hop, pop, streetwear, sneakers, art & design, and independent music. In general, we establish our authority by publishing premium content under our brands, creating passionate communities across multiple media platforms.

Our business generates revenue across three streams: advertising, content, and e-commerce and other. Advertising revenue is generated from the delivery of advertising-supported content across major social media platforms, including our own platform complex.com. Our content revenue includes the sale of customized content campaigns for brands as well as licensing revenue or distribution fees for owned IP content. This premium, original content is commissioned, distributed and licensed by various streaming services. We also generate content revenue through our agency and consulting services by developing white label content and products for customers. E-Commerce and other revenue is derived by delivering bespoke retail and educational programs and merchandise transactions which represent a direct extension of our brand and are additional qualitative indicators of brand equity as well as revenue generated by our events. Events are held in live, virtual or hybrid formats and involve the packaging of compelling content and delivery to consumers in an immersive way that brings together pop culture, music, art, food, style, sports, innovation, activism, education, exclusive merchandise drops, panel discussion, and music performances.

We continue to evaluate our existing brands and content as we leverage our existing business into new brands, categories, and geographical locations. Our premium content has enabled us to build communities that provide our users with impactful content and products that span across a variety of verticals. This allows us the ability to expand into different categories that are unique and valued by our users.

Recent Developments

COVID-19

While we continue to see more normalization and recovery in our advertising business, we continue to experience the impacts of COVID-19 in our premium production business due to COVID-19 restrictions. The full extent of the future impact of the COVID-19 pandemic on our operational and financial performance is currently uncertain and will depend on many factors outside our control, including, without limitation, the timing, extent, trajectory and duration of the pandemic, the development and availability of effective treatments and vaccines, the imposition or removal of protective public safety measures, and the impact of the pandemic on the global economy and consumer demand.

Acquisition by BuzzFeed

On June 24, 2021, BuzzFeed entered into the Merger Agreement by and among 890, Merger Sub I, Merger Sub II, and BuzzFeed. Pursuant to the Merger Agreement, Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of 890, BuzzFeed will then merge with and into Merger Sub II with Merger Sub II being the surviving company of the second merger.

In connection with the Two-Step Merger, and pursuant to the C Acquisition Purchase Agreement, BuzzFeed agreed to acquire 100% of the outstanding membership interests of the Company in exchange for approximately $200.0 million in cash and 10 million shares of New BuzzFeed Class A common stock. Closing of the transaction is contingent on the closing of the Two-Step Merger.

Components of Results of Operations

The Components of Results of Operations section describes how we define the significant components of revenues and expenses. The fluctuations of these segments are further discussed in the Results of Operations section included within this prospectus.

Revenue

Advertising

We generate advertising revenue from advertisements placed on our owned and operated sites as well as through third-party sites that we partner with. Our advertising revenue is primarily generated from direct display advertising campaigns and programmatic exchange-based advertisements.

Content

We generate content revenue through premium licensing arrangements and third-party brand partnerships. Under our premium licensing agreements, we deliver content in the form of scripted and unscripted episodic shows, game shows, short-form videos, and podcasts either from our library of existing content or through the creation of new content.

E-Commerce and Other

We generate e-commerce revenues through the sale of products, primarily through partnership programs with product manufacturers, the delivery of retail and educational programs, as well as through platforms and marketplaces that enable e-Commerce transactions. E-Commerce revenue earned through partnership programs is recognized on a net basis, as our partners incur the direct costs of fulfillment. Additionally, we generate other revenues from the production of live and virtual events such as ComplexCon and ComplexLand.

Costs of Revenue

Costs of revenue primarily consists of production costs (including talent expenses, advertising related fees and event-related expenses), third-party partnerships costs for content creation and delivery, as well as personnel-related costs for employees dedicated to producing branded content and programmatic advertising.

Operating Expenses

Selling and Marketing

Selling and marketing expenses consist primarily of commissions for our employees engaged in sales and sales support along with business development costs related to new brand positioning and marketing initiatives.

General and Administrative Expenses

General and administrative (“G&A”) expenses include expenses for outside professional services such as legal, accounting, audit and other consulting, as well as other administrative costs such as rent, software-related expenses insurance, and other overhead expenses not directly related to generation of revenue. Non-recurring professional fees and other costs related to contemplated transactions are included within G&A expenses.

Employee Related Costs

Employee related costs include personnel costs for employees not directly engaged in producing branded content and programmatic advertising, consisting of salaries, bonuses, benefits, and travel and entertainment expenses.

Depreciation and Amortization

Depreciation and amortization expenses include depreciation of property and equipment, amortization of capitalized software, and amortization of definite-lived intangible assets, including trademark, domain names and customer relationships.

Goodwill Impairment Charge

The goodwill impairment charge reflected in the Consolidated Statement of Operations for the year ended December 31, 2018 was recorded as a result of the annual impairment analysis for the period then-ended. The primary driver of the impairment charge was the reduction in expected cash flows from a significant premium licensing arrangement, which was partially terminated in August 2018, and is described in further detail within the “Results of Operations” section below. See Note 7 – Goodwill within our Consolidated Financial Statements included elsewhere in this proxy statement/prospectus for further detail related to goodwill impairment.

Loss on Disposal of Assets

The loss on disposal of assets includes an application related to the events business, for which the costs were initially capitalized and subsequently written off on the basis that the remaining carrying value would not be recoverable.

Gain on Sale of Business

The gain on sale of business includes the proceeds in excess of the carrying value related to the sale of intangible and tangible property of the Collider.com business.

Interest Expense (Income), net

Interest expense (income), net includes income generated from cash held in interest-bearing overnight sweep accounts or commercial money market accounts used to collateralize our line of credit and interest accrued on money borrowed from our line of credit.

Provision (Benefit) for Income Taxes

Provision (benefit) for income taxes consists of federal, state and local income taxes in the United States, and deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Results of Operations

Three Months Ended June 30, 2021 Compared to Three Months Ended June 30, 2020

The following tables set forth our Consolidated Statement of Operations data for each of the periods presented (in thousands):

	Three Months Ended June 30,
	2021	2020	$ Change	% Change

Revenue (including related party revenue of $0 and $11,809, respectively)	$31,122	$32,742	$(1,620)	(5)%

Costs and expenses
Cost of revenue	15,928	19,038	(3,110)	(16)
Selling and marketing	1,114	619	495	80
General and administrative	3,606	3,394	212	6
Employee related costs	13,084	10,100	2,984	30
Depreciation and amortization	2,660	2,407	253	11
Total costs and expenses	36,392	35,558	834	2
Loss from operations	(5,270)	(2,816)	(2,454)	(87)
Other (income) expense
Interest expense (income), net	20	(8)	28	NM
Loss before income taxes	(5,290)	(2,808)	(2,482)	(88)
Benefit for income taxes	(1,162)	(2,001)	839	(42)
Net loss	$(4,128)	$(807)	$(3,321)	(412)%

The following table sets forth our Consolidated Statement of Operations data for each of the periods presented as a percentage of revenue:

	Three Months Ended June 30,
	2021	2020
Revenue	100%	100%

Costs and expenses
Cost of revenue	51	58
Selling and marketing	4	2
General and administrative	12	10
Employee related costs	42	31
Depreciation and amortization	9	7
Total costs and expenses	118	108
Loss from operations	(18)	(8)
Other (income) expense
Interest expense (income), net	—	—
Loss before income taxes	(18)	(8)
Benefit for income taxes	(4)	(6)
Net loss	(14)%	(2)%

Revenue

The following table sets forth revenue by category for the three months ended June 30, 2021, compared to the three months ended June 30, 2020, and the percentage increase or decrease between those periods (in thousands):

	Three Months Ended June 30,
	2021	2020	Change	% Change
Advertising	$14,559	$8,317	$6,242	75%
Content	12,604	23,714	(11,110)	(47)
E-Commerce and other	3,959	711	3,248	457
Total revenue	$31,122	$32,742	$(1,620)	(5)%

Advertising Revenue

The 75% increase in advertising revenue in the second quarter of 2021 was primarily due to a $3.8 million and $1.8 million increase in transactional and direct video display campaigns, respectively, reflecting increases in sales of higher priced products through our diversified ad sales offerings as well as increased demand, given the overall upswing in the advertising market when compared to the same period in 2020, which was negatively impacted by COVID-19.

Content Revenue

The 47% decrease in content revenue in the second quarter of 2021 was primarily due to a $11.8 million reduction in the delivery of premium content, in accordance with the partial termination of a long-term multi-year premium licensing agreement with a related party. In addition, $6.1 million of revenue generated from the delivery of The Hot Ones Game Show in 2020, which did not occur in the second quarter of 2021, contributed to the decrease in content revenue. This was partially offset by $6.8 million of revenue growth in 2021 from our licensing and premium content pipeline due to higher demand for higher priced custom content, as brands were looking to convey strong connection with consumers post COVID-19. Included within content revenue was $nil and $11.8 million of revenue from our partially terminated premium licensing agreement with a related party for the three months ended June 30, 2021 and 2020, respectively.

E-Commerce and Other Revenue

The increase was primarily driven by a $3.2 million increase in revenue from our ComplexLand event, which was held in the second quarter of 2021 while the event was held in the fourth quarter of 2020 instead of the second quarter of 2020.

Cost of Revenue

The decrease in cost of revenue was primarily driven by the absence of production costs related to the timing of our partially terminated multi-year licensing agreement with a related party. In addition, content development expenses and video productions costs decreased while the second quarter of 2020 included $5.8 million of costs related to the release of Hot Ones: The Game Show. This was partially offset by increases in cost of sales due to higher generation of advertising revenue. Included within cost of revenue was $nil and $7.4 million of cost from our partially terminated premium licensing agreement with a related party for the three months ended June 30, 2021 and 2020, respectively.

Selling and Marketing

The increase was primarily driven by $0.9 million of higher commissions earned on increased direct sales of products to our customers across advertising, content, and other revenue streams. This was partially offset by a $0.4 million decrease in marketing business development expenses, as compared to the prior year.

General and Administrative

The increase was primarily driven by a $1.4 million increase in consulting and professional fees related to the proposed sale of the Company to BuzzFeed. This increase is partially offset by a $1.2 million decrease in office expense and legal fees.

Employee Related Costs

The increase was primarily driven by $2.9 million of increased payroll and benefits expense due to merit increases, incentive compensation and 401k employer match payments.

Depreciation and Amortization

The $0.3 million increase in depreciation and amortization expense was primarily the result of additions of property, equipment and capitalized software during the quarter, partially offset by assets that were fully depreciated during the quarter.

Interest Income

The increase was primarily driven by increased interest expense due to the accrued interest on the line of credit we borrowed against in the second quarter of 2021, partially offset by lower cash balances due to the cancellation of our interest-bearing restricted cash balance in 2021.

Benefit for Income Taxes

The $0.8 million decrease in benefit for income taxes was primarily due to the decrease in taxable loss for the second quarter of 2021 compared to 2020, as well as the proportion of forecasted income earned to date for the respective periods.

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

The following tables set forth our Consolidated Statement of Operations data for each of the periods presented (in thousands):

	Six Months Ended June 30,
	2021	2020	$ Change	% Change

Revenue (including related party revenue of $0 and $16,275, respectively)	$53,084	$58,227	$(5,143)	(9)%

Costs and expenses
Cost of revenue	25,882	34,510	(8,628)	(25)
Selling and marketing	1,975	928	1,047	113
General and administrative	9,250	6,583	2,667	41
Employee related costs	25,615	21,188	4,427	21
Depreciation and amortization	4,996	4,846	150	3
Total costs and expenses	67,718	68,055	(337)	—
Loss from operations	(14,634)	(9,828)	(4,806)	(49)
Other (income) expense
Interest expense (income), net	20	(46)	66	NM
Loss before income taxes	(14,654)	(9,782)	(4,872)	(50)
Benefit for income taxes	(3,128)	(3,800)	672	(18)
Net loss	$(11,526)	$(5,982)	$(5,544)	(93)%

The following table sets forth our Consolidated Statement of Operations data for each of the periods presented as a percentage of revenue:

	Six Months Ended June 30,
	2021	2020

Revenue	100%	100%

Costs and expenses
Cost of revenue	49	59
Selling and marketing	4	2
General and administrative	17	11
Employee related costs	48	36
Depreciation and amortization	9	8
Total costs and expenses	127	116
Loss from operations	(27)	(16)
Other (income) expense
Interest expense (income), net	—	—
Loss before income taxes	(27)	(16)
Benefit for income taxes	(6)	(7)
Net loss	(21)%	(9)%

Revenue

The following table sets forth revenue by category for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, and the percentage increase or decrease between those periods (in thousands):

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
Advertising	$26,117	$19,376	$6,741	35%
Content	22,311	37,568	(15,257)	(41)
E-Commerce and other	4,656	1,283	3,373	263
Total revenue	$53,084	$58,227	$(5,143)	(9)%

Advertising Revenue

For the six months ended June 30, 2021, advertising revenue increased 35% driven primarily by $4.7 million and $1.4 million increases in transactional and direct video display campaigns, respectively, reflecting increases in sales of higher priced products through our diversified ad sales offerings as well as increased demand, given the overall upswing in the advertising market when compared to the same period in 2020, which was negatively impacted by COVID-19. We also benefitted from a $0.4 million increase in advertising from our international partners. These increases were partially offset by a 2% decrease in programmatic advertising revenue from the loss of a partner site in the fourth quarter of 2020.

Content Revenue

The 41% decrease in content revenue for the six months ended June 30, 2021 compared to the same period in 2020 was primarily due to a $16.3 million reduction in the delivery of premium content, in accordance with the partial termination of a long-term multi-year premium licensing agreement with a related party. In addition, there was a decrease of $9.6 million in licensing revenue, primarily related to the delivery of The Hot Ones Game Show in the first quarter of 2020, which did not occur in 2021. This was offset by $10.6 million of revenue growth in 2021 from other licensing and content products, as we’ve experienced an increase in demand for higher priced custom content as COVID restrictions have been lifted over time. Included within content revenue was $nil and $16.3 million of revenue from our partially terminated premium licensing agreement with a related party for the six months ended June 30, 2021 and 2020, respectively.

E-Commerce and Other Revenue

The $3.4 million increase was primarily driven by increased revenue of $3.2 million from our ComplexLand event, which was held in the second quarter of 2021 while no event was held in the second quarter of 2020.

Cost of Revenue

The decrease in cost of revenue was primarily driven by decreased content development expenses and video productions costs from the six months ended June 30, 2020, which included $7.8 million of costs related to the release of Hot Ones: The Game Show. This was partially offset by increases in cost of sales related to increased advertising revenue as well as incremental costs for the ComplexLand event held in the second quarter of 2021. Included within cost of revenue was $nil and $10.3 million of cost from our partially terminated premium licensing agreement with a related party for the six months ended June 30, 2021 and 2020, respectively.

Selling and Marketing

The increase was primarily driven by $1.4 million of higher commissions earned on increased direct sales of products to our customers across advertising, content, and other revenue streams. This was partially offset by a $0.4 million decrease in marketing business development expenses, as compared to the prior year.

General and Administrative

The increase was primarily driven by a $4.0 million increase in consulting and professional fees related to the proposed sale of the Company to BuzzFeed. This increase is partially offset by a $1.3 million decrease in office expense and legal fees.

Employee Related Costs

The $4.4 million increase was primarily driven by $4.7 million of increased payroll and benefits expense due to merit increases, incentive compensation and 401k employer match payments, as well as an increase in travel and entertainment costs in the second quarter of 2021, partially offset by a $0.4 million decrease in travel and entertainment costs incurred in the first quarter of 2021 due to the COVID-19 travel restrictions.

Depreciation and Amortization

The $0.2 million increase in depreciation and amortization expense was primarily the result of additions of property, equipment and capitalized software through the second quarter, partially offset by assets that were fully depreciated through the second quarter.

Interest Expense (Income), net

The increase was primarily driven by increased interest expense due to the accrued interest on the line of credit we borrowed against in the second quarter of 2021, partially offset by lower cash balances due to the cancellation of our interest-bearing restricted cash balance in 2021.

Benefit for Income Taxes

The $0.7 million decrease in benefit for income taxes was primarily due to the decrease in taxable loss for the second quarter of 2021 compared to 2020, as well as the proportion of forecasted income earned to date for the respective periods.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following tables set forth our Consolidated Statement of Operations data for each of the periods presented (in thousands):

	2020	2019	Change	Change %

Revenue (including related party revenue of $25,289 and $54,713 respectively)	$125,044	$161,971	$(36,927)	(23)%
Costs and expenses
Cost of revenue	65,428	81,729	(16,301)	(20)
Selling and marketing	2,678	3,098	(420)	(14)
General and administrative	13,377	10,836	2,541	23
Employee related costs	43,992	42,793	1,199	3
Depreciation and amortization	9,684	11,509	(1,825)	(16)
Total costs and expenses	135,159	149,965	(14,806)	(10)
(Loss) income from operations	(10,115)	12,006	(22,121)	NM
Other (income) expense
Loss on disposal of assets	—	840	(840)	(100)
Interest income	(48)	(269)	221	(82)
(Loss) income before income taxes	(10,067)	11,435	(21,502)	NM
(Benefit) provision for income taxes	(3,077)	3,236	(6,313)	NM
Net (loss) income	$(6,990)	$8,199	$(15,189)	NM	%

The following table sets forth our Consolidated Statement of Operations data for each of the periods presented as a percentage of revenue:

	2020	2019

Revenue	100%	100%
Costs and expenses
Cost of revenue	52	50
Selling and marketing	2	2
General and administrative	11	7
Employee related costs	35	26
Depreciation and amortization	8	7
Total costs and expenses	108	93
(Loss) income from operations	(8)	7
Other (income) expense
Loss on disposal of assets	—	1
Interest income	—	—
(Loss) income before income taxes	(8)	7
(Benefit) provision for income taxes	(2)	2%
Net (loss) income	(6)%	5%

Revenue

The following table sets forth revenue by category for the year ended December 31, 2020 compared to the year ended December 31, 2019 and the percentage increase or decrease between those periods (in thousands):

	Years Ended December 31,
	2020	2019	Change	% Change
Advertising	$48,428	$47,302	$1,126	2%
Content	71,862	106,191	(34,329)	(32)
E-Commerce and other	4,754	8,478	(3,724)	(44)
Total revenue	$125,044	$161,971	$(36,927)	(23)%

Advertising Revenue

In 2020, advertising revenues grew 2%, despite headwinds in the market driven by COVID-19 factors. Our diversified ad sales offerings allowed us to naturally hedge our exposure to lower demand for direct banner display sales, with increases in programmatic and direct video display advertising which contributed $2.4 million and $1.3 million of revenue increase, respectively.

Content Revenue

The decrease in content revenue in 2020 was primarily due to a $29.4 million reduction in the delivery of premium content, in accordance with the partial termination of a premium licensing agreement with a related party (see Note 12 – Related Parties within our Consolidated Financial Statements included elsewhere in this proxy statement/prospectus). In accordance with the terms of the partial termination in August 2018, we will continue to deliver premium content to the related party at lower volumes, through 2021, for projects that were pre-approved as of the termination date. Additionally, in 2020 we experienced adverse effects of COVID-19 that resulted in a $11 million decrease in premium video campaigns as our ability to perform on-site filming with talent was restricted. These decreases were partially offset by the distribution of Hot Ones: Game Show on TrueTV which contributed $6 million of revenue in 2020. Included within content revenue was $25.3 million and $54.7 million of revenue from our partially terminated premium licensing agreement with a related party for the years ended December 31, 2020 and 2019, respectively.

E-Commerce and Other Revenue

The decrease was driven by the adverse effects of COVID-19 on our events business, specifically the cancellation of our in-person ComplexCon festival, which contributed $7.0 million of revenue in 2019. Partially offsetting the losses from the cancellation of ComplexCon in 2020 were revenues generated from hosting a week-long virtual event, ComplexLand, which generated $2.1 million of sponsorship and partnership opportunities. Additionally, e-commerce revenue increased $1.3 million from 2019, primarily driven by increases in sales of hot sauce through our retail partnership, the launch of our Complex SHOP and Sole Collector apps, and growth in our educational programs.

Cost of Revenue

The decrease in cost of revenue was primarily driven by the decreases in revenue discussed above. Primarily the $14.0 million decrease in production costs related to the timing of our multi-year licensing agreement with a related party in 2020, as well as the lower virtual ComplexLand event costs versus the ComplexCon physical event in 2019. These decreases were partially offset by a higher mix of lower margin development content in 2020. Included within cost of revenue was $11.5 million and $25.2 million of costs related to our partially terminated premium licensing agreement with a related party for the years ended December 31, 2020 and 2019, respectively.

Selling and Marketing

The decrease was primarily driven by $0.9 million of lower commissions due to a shift in advertising revenue mix. This was partially offset by a $0.5 million increase in marketing business development expenses, as compared to the prior year.

General and Administrative

The increase was primarily driven by increased rent expense of $2.9 million due to a rental renewal agreement, partially offset by $0.4 million decreases in legal, professional, and other fees.

Employee Related Costs

The increase was primarily driven by $3.1 million of increased payroll and benefits expense due to merit increases, partially offset by $1.9 million of decreased travel and entertainment costs due to the COVID-19 travel restrictions.

Depreciation and Amortization

The $1.8 million decrease in depreciation and amortization expense was primarily the result of assets that were fully depreciated during the year. This decrease was partially offset by additional depreciation and amortization from minimal additions of property, equipment and capitalized software during the year.

Loss on Disposal of Assets

The $0.8 million loss on disposal of assets in 2019 related to the disposal of a software application that was created to support the ComplexCon live events, which was determined by management to have no further useful life. There were no gains or losses from disposal of assets in 2020.

Interest Income

The $0.2 million decrease in interest income was driven by lower cash balances in interest-bearing accounts in 2020 compared to 2019, as well as declining interest rates over the periods, particularly throughout 2020

Provision (Benefit) for Income Taxes

The $6.3 million decrease was primarily due to our taxable loss position in 2020 compared to a taxable income position in 2019. The taxable loss position in 2020 resulted in no federal income tax and minimal state and local income taxes compared to 2019, as well as deferred income tax benefit for the future realization of the net operating loss carryforward generated in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following tables set forth our Consolidated Statement of Operations data for each of the periods presented (in thousands):

	2019	2018	Change	% Change

Revenue (including related party revenue of $54,713 and $95,696, respectively)	$161,971	$196,789	$(34,818)	(18)%
Costs and expenses:
Cost of revenue	81,729	95,574	(13,845)	(14)
Selling and marketing	3,098	1,678	1,420	85
General and administrative	10,836	13,877	(3,041)	(22)
Employee related costs	42,793	49,335	(6,542)	(13)
Depreciation and amortization	11,509	12,152	(643)	(5)
Goodwill impairment charge	—	112,693	(112,693)	(100)
Total costs and expenses	149,965	285,309	(135,344)	(47)
Income (loss) from operations	12,006	(88,520)	100,526	NM
Other (income) expense:
Loss on disposal of assets	840	—	840	100
Gain on sale of business	—	(1,266)	1,266	(100)
Interest income	(269)	—	(269)	100
Income (loss) before income taxes	11,435	(87,254)	98,689	NM
Provision for income taxes	3,236	5,108	(1,872)	(37)
Net income (loss)	$8,199	$(92,362)	$100,561	NM	%

The following table sets forth our Consolidated Statement of Operations data for each of the periods presented as a percentage of revenue:

	2019	2018
Revenue	100%	100%
Costs and expenses:
Cost of revenue	50	49
Selling and marketing	2	1
General and administrative	7	7
Employee related costs	26	25
Depreciation and amortization	7	6
Goodwill impairment charge	—	57
Total costs and expenses	92	145
Income (loss) from operations	8	(45)
Other (income) expense:
Loss on disposal of assets	1	—
Gain on sale of business	—	(1)
Interest income	—	—
Income (loss) before income taxes	7	(44)
Provision for income taxes	2	3%
Net income (loss)	5%	(47)%

Revenue

The following table sets forth revenue by category for the year ended December 31, 2019 compared to the year ended December 31, 2018 and the percentage increase or decrease between those periods (in thousands):

	Years Ended December 31,
	2019	2018	Change	% Change
Advertising	$47,302	$49,300	$(1,998)	(4)%
Content	106,191	139,641	(33,450)	(24)
E-Commerce and other	8,478	7,848	630	8
Total revenue	$161,971	$196,789	$(34,818)	(18)%

Advertising Revenue

The decrease was primarily driven by $3.6 million lower revenue generated from direct display advertising, partially offset by $1.7 million increased revenue generated from programmatic advertising.

Content Revenue

The decrease in content revenue in 2019 was primarily due a $41.0 million reduction in the delivery of premium content, in accordance with the partial termination of a premium licensing agreement with a related party, as described in the “Results of Operations - Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” section above. Additionally, we experienced reduced demand for branded content in 2019 compared to 2018 due to the prioritization of the launch of the built-if-sold business line. These decreases were partially offset by increases of $6.8 million, $3.0 million, and $6.0 million in third party licensing, sponsored content, and built-if-sold revenue, respectively. Included within content revenue was $54.7 million and $95.7 million of revenue from our partially terminated premium licensing agreement with a related party for the years ended December 31, 2019 and 2018, respectively.

E-Commerce and Other Revenue

The increase was primarily driven by a $0.8 million increase of revenue generated by e-commerce and product sales.

Cost of Revenue

The decrease in cost of revenue was generally in line with the decrease in revenues, as described above, and driven primarily by the $18.7 million decrease in production costs related to the timing of our multi-year licensing agreement with a related party in 2019. These decreases were partially offset by $3.3 million of increased premium content development costs related for built-if-sold advertising, and $2.3 million of higher event-related costs driven by the addition of a second event in 2019 compared to one event in 2018. Included within cost of revenue was $25.2 million and $41.2 million of costs related to our partially terminated premium licensing agreement with a related party for the years ended December 31, 2019 and 2018, respectively.

Selling and Marketing

The increase was driven by $1.2 million of increased commissions and $0.2 million of increased business development costs to support marketing initiatives for ComplexCon and the launch of a new branding campaign in 2019.

General and Administrative

The decrease was primarily driven by a $3.2 million decrease of rent expense in 2019 due to rent abatement related to construction work, partially offset by $0.3 million of increased legal and professional fees.

Employee Related Costs

The $6.5 million decrease was driven by reduced headcount related to restructuring of various business units during the year.

Depreciation and Amortization

The $0.6 million decrease in depreciation and amortization expense was primarily the result of assets that were fully depreciated during the year, as well as the impact of the sale of the Collider.com business in 2018, which reduced the balances of depreciable assets in the period of the sale.

Goodwill Impairment Charge

The $112.7 million decrease was driven by the goodwill impairment charge recorded in 2018, with no comparable impairment charges recorded in 2019.

Loss on Disposal of Assets

The $0.8 million increase was driven by the loss on disposal of capitalized software in 2019 as described in the “Results of Operations - Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” section above, with no similar gains or losses recorded in 2018.

Gain on Sale of Business

The $1.3 million increase was driven by the gain on the sale of the Collider.com business recorded in 2018, with no similar gains or losses recorded in 2019. The Collider.com website was sold as we shifted to focus on our Complex brand.

Interest Income

The increase was driven by the implementation of an interest-bearing overnight sweep account in July 2019. There were no interest-bearing cash accounts in 2018.

Provision for Income Taxes

The $1.9 million decrease in provision for income taxes was primarily due to a reduction in taxable income in 2019 compared to 2018, resulting in a decrease in federal, state, and local tax liability.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and represents a key metric used by management to evaluate our performance, identify trends, formulate financial projections, and make strategic decisions. We define Adjusted EBITDA as net (loss) income adjusted for (i) income tax provision (benefit), (ii) interest income, (iii) depreciation and amortization, and (iv) certain other non-cash or non-recurring items impacting net (loss) income.

We believe that Adjusted EBITDA provides useful information for investors because it allows investors to view performance in a manner similar to the method used by our management. There are limitations to Adjusted EBITDA and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA should not be considered a substitute for income (loss) from operations or net income (loss) that we have reported in accordance with GAAP.

The following table presents a reconciliation of Net (loss) income to Adjusted EBITDA, the most directly comparable financial measure calculated in accordance with GAAP:

	Three Months Ended June 30		Six Months Ended June 30,
	2021	2020	2021	2020
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(4,128)	$(807)	$(11,526)	$(5,982)
Add (deduct):
Interest expense (income)	20	(8)	20	(46)
Depreciation and amortization	2,660	2,407	4,996	4,846
Benefit for income taxes	(1,162)	(2,001)	(3,128)	(3,800)
Transaction costs (1)	1,409	—	3,994	—
Adjusted EBITDA	$(1,201)	$(409)	$(5,644)	$(4,982)
(1)	Consists of legal, advisory, and consulting costs incurred in connection with the proposed sale of the Company to BuzzFeed.

	Years Ended December 31,
	2020	2019	2018
Reconciliation of Net (Loss) Income to Adjusted EBITDA:
Net (loss) income	$(6,990)	$8,199	$(92,362)
Add (deduct):
Goodwill impairment charge	—	—	112,693
Loss on disposal of assets	—	840	—
Gain on sale of business	—	—	(1,266)
Interest income	(48)	(269)	—
Depreciation and amortization	9,684	11,509	12,152
(Benefit) provision for income taxes	(3,077)	3,236	5,108
Retained earnings kill fee adjustment (1)	—	—	(24,264)
Adjusted EBITDA	$(431)	$23,515	$12,061
(1)	Consists of a retained earnings adjustment related to the adoption of ASC 606 for a fee received in relation to the termination of a major licensing agreement with an entity controlled by Verizon, which took place in August 2018.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated from the operations of our core business and the potential to borrow under existing or future revolving lines of credit. We maintain our cash and restricted cash in domestic bank accounts which may at times exceed federally insured limits. We believe that our existing cash balance, together with cash generated from our core business operations and amounts available under existing or future revolving lines of credit will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of selling and marketing activities, the continuing market acceptance of our advertising platform and other platform services, as well as overall economic conditions. Any debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Our primary uses of cash include production of content and advertising campaigns, personnel-related costs, and selling and marketing costs. Cash payment terms for content production have historically been in line with the amortization period. Investments in original content, and in particular content that we produce and own, require more cash upfront relative to licensed content. For example, production costs are paid as the content is created, well in advance of when the content is available to monetize.

In addition to our primary uses of cash above, our principal commitments consist of operating leases for two locations (New York and Los Angeles). In May 2021, our Los Angeles lease reached the end of its term and was not renewed. The remaining term of our operating lease in New York varies between three to five years with payments totaling approximately $23.8 million due over the next five years.

Sources and Uses of Cash

The following table sets forth the major components of our Consolidated Statements of Cash Flows for the periods presented (in thousands):

	Six Months Ended June 30,
	2021	2020
Net loss	$(11,526)	$(5,982)
Net cash used in operating activities	(8,457)	(5,306)
Net cash used in investing activities	(1,039)	(572)
Net cash provided by (used in) financing activities	5,000	(5,000)

	Years Ended December 31,
	2020	2019	2018
Net (loss) income	$(6,990)	$8,199	$(92,362)
Net cash (used in) provided by operating activities	(11,279)	(23,054)	73,481
Net cash (used in) provided by investing activities	(1,045)	(1,005)	1,642
Net cash used in financing activities	(5,000)	(5,000)	(58,914)

Operating Activities

For the six months ended June 30, 2021 and 2020, cash used in operating activities consisted of the net loss adjusted for certain non-cash items including depreciation and amortization, allowance for doubtful accounts, deferred income taxes and changes in net working capital. The largest driver of cash used in operations for the six months ended June 30, 2021 was $4.0 million of increased professional and legal fees related to the proposed sale of the Company to BuzzFeed. For the six months ended June 30, 2020, the largest driver of cash used in operations was the receipt of a material prepayment from a related party, related to the partial termination of the premium licensing arrangement with the related party, in August 2018. This amounted to a decrease in deferred revenue of $16.0 million for the six months ended June 30, 2020.

For the years ended December 31, 2020, 2019, and 2018, cash (used in) provided by operating activities consisted of the net (loss) income adjusted for certain non-cash items including depreciation and amortization, allowance for doubtful accounts, deferred income taxes and changes in net working capital. The largest driver of cash flows from operations in the periods presented was the receipt of a material prepayment from a related party, related to the partial termination of the premium licensing arrangement with the related party, in August 2018. Our remaining obligation under this arrangement was recorded as deferred revenue in the period that the prepayment was received and was recognized as revenue in each respective period that the pre-approved content was delivered. For the years ended December 31, 2020 and 2019, the cash used in operating activities was primarily due to the decrease in deferred revenue balances of $20.4 million and $47.5 million, respectively. For the year ended December 31, 2018, the cash provided by operating activities was primarily due to the increase in deferred revenue balance of $23.4 million.

Investing Activities

For the six months ended June 30, 2021 and 2020, cash used in investing activities of $1.0 million and $0.6 million, respectively, consisted primarily of the purchases of equipment and capitalized software and development costs.

For the years ended December 31, cash used in investing activities of $1.0 million in 2020 and 2019 consisted primarily of the purchases of equipment and capitalized software and development costs. The $1.6 million of cash provided by investing activities for the year ended December 31, 2018 consisted of the proceeds from the sale of the Collider.com business in 2018, partially offset by purchases of equipment and capitalized software and development costs.

Financing Activities

For the six months ended June 30, 2021, the $5.0 million cash provided by financing activities was a result of borrowing from the 2020 Promissory Notes. For the six months ended June 30, 2020, the $5.0 million of cash used in financing activities consisted of distributions to members.

For the years ended December 31, 2020, 2019 and 2018, the $5.0 million, $5.0 million, and $58.9 million, respectively, of cash used in financing activities consisted of annual distributions to members.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Revenue Recognition

Overview

We derive revenue primarily from advertising, content, e-commerce sales, and events. Revenue is recognized when control of a good or service is transferred to a customer in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Significant judgments used in the determination of the amount and timing of revenue recognition include the identification of distinct performance obligations within these arrangements based on their relative standalone selling prices.

Advertising Revenues

Our advertising revenue is generated as a result of media and marketing services that are provided using Company owned or represented online properties. Revenue for these services is recognized, net of commissions, agency fees, and discounts, when the advertising spots are displayed on digital platforms or otherwise delivered pursuant to the terms of each agreement. If a contract includes a guarantee to deliver a targeted number of impressions, the delivery of the advertising spots that achieve the guarantee represents the performance obligation to be satisfied over time and we recognize revenues based on the proportion of the impressions delivered to the total guaranteed in the contract. To the extent that the amounts we have billed exceed the amount of revenue recognized, we defer the excess billings until the guaranteed impressions are delivered. For contracts that do not include impressions guarantees, the individual advertising spots are the performance obligation and consideration is allocated to the individual advertising spots based on the relative standalone selling price.

Content Revenues

We generate content revenue through third party licensing agreements, various content production for brand partnerships, as well as agency sales. These contracts vary by customer and in certain instances include a promise to deliver existing content and new content. In these arrangements, the individual program titles delivered represent a distinct performance obligation. We recognize revenue for content at the point in time in which the customer obtains control.

E-Commerce and Other Revenues

We earn e-commerce and other revenue through the sale of merchandise related to owned content, branded collaborations, retail and educational programs, marketplaces and platforms that enable e-commerce transactions, as well as the production of our live event, ComplexCon, and in 2020 the addition of a week-long virtual immersive event, ComplexLand. We share the profits or losses for the live event, ComplexCon, equally with the co-promotor. Revenue for e-commerce is recognized as net when the control of the goods is transferred to the customer, which generally occurs upon our delivery to a third-party carrier or to a customer. Revenue for the sale of event signage, promotional rights and exhibitor rentals for events is recognized over the course of the event.

Allowance for Doubtful Accounts

Accounts receivable is stated at the invoice value less estimated allowances for doubtful accounts. We determine our allowance based on a combination of factors including an evaluation of the age of accounts receivable, historical trends, and analyses of specific risks that may impair a specific customer’s ability to meet their financial obligations.

Goodwill, Other Intangible and Long-Lived Assets

Goodwill represents the excess purchase price over the fair value of net assets acquired in a business combination. We evaluate goodwill for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. For all periods presented, management concluded there to be a single reporting unit structure.

Our annual goodwill impairment test is based on either a qualitative or quantitative assessment and is designed to determine whether management believes it is more likely than not that the fair value of our reporting unit exceeds its carrying value. In testing for goodwill impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. As part of our quantitative analysis, we consider the following factors:

●	Macroeconomic conditions (e.g., deterioration in general economy)
●	Industry and market considerations (e.g., deterioration in the environment in which we operate)
●	Cost factors (e.g., increases in costs of labor, paid media)
●	Overall financial performance (e.g., negative, or declining cash flows)

If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, additional impairment testing is not required. However, if we conclude otherwise, we perform a quantitative assessment of potential impairment.

A quantitative assessment is a comparison of the carrying value of the reporting unit against the fair value of the reporting unit. If the reporting unit’s carrying value exceeds its fair value, an impairment loss equal to the difference between the carrying value of the reporting unit and its fair value is recorded against goodwill.

The quantitative impairment test requires significant judgment in determining the fair value of the reporting unit. We determine the fair value of our reporting unit by using a combination of the income approach, which incorporates the use of the discounted cash flow (“DCF”) method and the market multiple approach, which incorporates the use of EBITDA multiples based on market data. For the DCF method, we use projections specific to the reporting unit, as well as those based on general economic conditions, which require the use of significant estimates and assumptions. Determining fair value specific to the reporting unit requires us to exercise judgment when selecting the appropriate discount rates, control premiums, terminal growth rates, assumed tax rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows, including revenue growth rates and profit margins. The cash flows employed in the DCF analysis for the reporting unit are based on the reporting unit’s budget, long range plan, and recent operating performance. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting unit and market conditions.

Certain future events and circumstances, including deterioration of market conditions, higher cost of capital, a decline in the advertising market, a decrease in audience acceptance of content, a shift by advertisers to competing advertising platforms; and/or changes in consumer behavior could result in changes to our assumptions and judgments used in the goodwill impairment tests. A downward revision of these assumptions could cause the fair values of the reporting units to fall below their respective carrying values and a noncash impairment charge would be required. Such a charge could have a material effect on the Consolidated Statements of Operations and Consolidated Balance Sheets. The continued impact of COVID-19 may require us to consider if triggering events have occurred on an annual or more frequent basis.

Other definite-lived intangible assets and long-lived assets primarily consists of tradename, customer base, software, leasehold improvements, computer and office equipment, and furniture and fixtures, which are subject to depreciation or amortization over the useful life of the asset. The useful lives of intangible assets and other long-lived assets are determined based on our estimate of the period over which the asset will be utilized; such periods are periodically reviewed for reasonableness. We may be required to change these estimates based on changes in our industry or other changing circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation and or amortization expense for these assets.

We evaluate definite-lived intangible assets and other long-lived assets whenever events or changes of circumstance indicate that the carrying amounts may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated. We group assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. If this comparison indicates impairment, the amount of impairment to be recognized is calculated as the difference between the carrying value and the fair value of the asset group.

Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could adversely affect the fair value of our assets and could result in an impairment charge. Fair value can be estimated utilizing a number of techniques including quoted market prices, prices for comparable assets, or other valuation processes involving estimates of cash flows, multiples of earnings or revenues, and we may make various assumptions and estimates when performing our impairment assessments, particularly as it relates to cash flow projections. Cash flow estimates are by their nature subjective and include assumptions regarding factors such as recent and forecasted operating performance, revenue trends and operating margins. These estimates could also be adversely impacted by changes in federal, state, or local regulations, economic downturns or developments, or other market conditions affecting our industry.

Content Rights

Content rights principally consist of scripted and unscripted episodic shows, game shows, short-form videos, and podcasts. Costs of produced content consist of development costs, direct production costs, certain production overhead costs, and other related production costs. These costs are capitalized when the cost is known or reasonably determinable.

Content amortization expense for each period is recognized based on the revenue forecast model, which approximates the proportion that estimated distribution and advertising revenues for the current period in relation to the estimated remaining total lifetime revenues. Significant judgment is required to determine the useful lives and amortizations patterns of our content assets.

Critical assumptions used in determining content amortization include: (i) the grouping of content with similar characteristics, (ii) the application of quantitative revenue forecast model based on the historical data, (iii) determining the appropriate historical periods to utilize the relative weighting of those historical periods in the revenue forecast model, (iv) assessing the accuracy of our revenue forecasts and (v) incorporating secondary streams. We then consider the appropriate application of the quantitative assessment given forecasted content use, expected content investment and market trends. Content use and future revenues may differ from estimates based on changes in expectations related to market acceptance.

Deferred Tax Liabilities

We account for income taxes using an asset and liability approach. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income.

Provision for Income Taxes

We account for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is recorded for loss carry forwards and other deferred tax assets if we determine that it is more likely than not that a tax benefit will not be realized. We have recorded an accrued liability for an uncertain tax position on our balance sheets for certain tax filing requirements. If an income tax position exceeds a 50% probability of success upon tax audit, based solely on the technical merits of the position, we recognize an income tax benefit in our financial statements. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The liability associated with an unrecognized tax benefit is classified as a short-term liability. Interest and penalties related to income tax matters are recorded as a component of income tax expense.

Recent Accounting Pronouncements

See Note 2 to our Consolidated Financial Statements included elsewhere in this proxy statement/prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

OWNERSHIP SUMMARY

The following table sets forth the ownership summary of New BuzzFeed on a pro forma basis as of June 30, 2021, after giving effect to the Business Combination and assuming (i) that no shares of 890 Class A common stock are redeemed and (ii) that 28,750,000 shares of 890 Class A common stock, the maximum number of shares, are redeemed.

Please refer to the historical financial statements of 890 and BuzzFeed as well as the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

	Assuming No Redemptions		Assuming Maximum Redemptions
	of Public Shares		of Public Shares
	Shares	Voting %	Shares(1)	Voting %(1)
BuzzFeed stockholders	112,550,540	94.9	112,550,540	98.0
890 Public Stockholders	28,750,000	3.1	—	—
Complex Networks Equityholders	10,000,000	1.1	10,000,000	1.1
Initial Stockholders	7,965,000	0.9	7,965,000	0.9
Total	159,265,540	100%	130,515,540	100%
(1)	Assumes that holders of 28,750,000 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $287.5 million held in trust as of June 30, 2021 and a redemption price of $10.00 per share).

The numbers of shares and percentage interests set forth above are based on a number of assumptions, including that (i) the holders of 19,931,099 shares of BuzzFeed Class B common stock voluntarily elect to convert to an equivalent number of shares of BuzzFeed Class A common stock immediately prior to the Effective Time; (ii) 500,000 shares of BuzzFeed Series A Preferred Stock and 3,175,773 shares of BuzzFeed Series A-1 Preferred Stock are converted into 36,757,730 shares of BuzzFeed Class B common stock immediately prior to the Effective Time; and (iii) 890 and BuzzFeed do not issue any additional shares of common stock or preferred stock prior to the Business Combination. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. In addition, the share numbers and ownership percentages set forth above do not take into account (i) potential future exercises of Public Warrants and Private Placement Units that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of 890’s IPO, which occurred on January 14, 2021), or (ii) the issuance of any shares upon completion of the Business Combination under the New BuzzFeed 2021 Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex E.

DESCRIPTION OF NEW BUZZFEED SECURITIES

As a result of the Business Combination, 890 stockholders who receive shares of New BuzzFeed common stock in the transactions will become New BuzzFeed stockholders. Your rights as New BuzzFeed stockholders will be governed by Delaware law and the Proposed Charter and Proposed Bylaws. The following description of the material terms of New BuzzFeed’s securities reflects the anticipated state of affairs upon completion of the Business Combination.

In connection with the reorganization as part of the Business Combination, 890 will amend and restate its charter and bylaws. The following summary of the material terms of New BuzzFeed’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and Proposed Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter and Proposed Bylaws in their entirety for a complete description of the rights and preferences of New BuzzFeed securities following the Business Combination

Authorized and Outstanding Capital Stock

The Proposed Charter authorizes the issuance of 780,000,000 shares, consisting of 700,000,000 shares of New BuzzFeed Class A common stock, par value $0.0001 per share, 20,000,000 shares of New BuzzFeed Class B common stock, par value $0.0001 per share, and 10,000,000 shares of New BuzzFeed Class C common stock, par value $0.0001 per share, and 50,000,000 shares of New BuzzFeed preferred stock, par value $0.0001 per share. No shares of preferred stock will be issued or outstanding immediately after the Business Combination. Unless New BuzzFeed’s Board determines otherwise, New BuzzFeed will issue all shares of its capital stock in uncertificated form.

As of,     2021 the record date, 890 had approximately     shares of 890 Class A common stock,     shares of 890 Class F common stock outstanding. 890 also has issued     warrants consisting of     Public Warrants and     Private Placement Warrants and     units outstanding. In connection with the Business Combination and in accordance with the terms of the Current Charter, all outstanding shares of Class F common stock of 890 will automatically be converted into 890 Class A common stock.

After giving effect to the Business Combination, assuming no redemptions, we expect that New BuzzFeed will have approximately 159,265,540 shares of capital stock outstanding, consisting of 137,210,020 shares of New BuzzFeed Class A common stock, 15,606,605 shares of New BuzzFeed Class B common stock, 6,448,915 shares of New BuzzFeed Class C common stock, and no shares of preferred stock.

New BuzzFeed Common Stock

Voting Rights

Holders of New BuzzFeed Class A common stock will be entitled to cast one vote for each share of Class A common stock held of record on all matters to be voted on by stockholders. Unless specified in the Proposed Charter, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the New BuzzFeed Class A common stock that are voted is required to approve any such matter voted on by stockholders. Holders of New BuzzFeed Class A common stock will not be entitled to cumulate their votes in the election of directors.

Holders of New BuzzFeed Class B common stock are entitled to fifty (50) votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders. The holders of New BuzzFeed Class B common stock do not have cumulative voting rights in the election of directors.

Holders of New BuzzFeed Class C common stock shall hold non-voting shares as set out in the Proposed Charter.

Dividend Rights

Holders of New BuzzFeed Class A common stock, Class B common stock and Class C common stock will share ratably (based on the number of shares of New BuzzFeed common stock held) if and when any dividend is declared by the New BuzzFeed Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New BuzzFeed common stock with respect to the payment of dividends.

Liquidation, Dissolution and Winding Up

On the liquidation, dissolution, distribution of assets or winding up of New BuzzFeed, each holder of New BuzzFeed common stock will be entitled, pro rata on a per share basis, to all assets of New BuzzFeed of whatever kind available for distribution to the holders of New BuzzFeed common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New BuzzFeed then outstanding.

Lock-Up

Certain holders of New BuzzFeed common stock issued as consideration pursuant to the Two-Step Merger or issuable upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Business Combination in respect of awards of BuzzFeed outstanding immediately prior to the closing of the Business Combination may not Transfer such shares for 180 days following the closing of the Business Combination. These holders include the directors and officers of New BuzzFeed and holders that are party to the IRA (as defined herein). The New BuzzFeed Board may, in its sole discretion, determine to waive, amend, or repeal the foregoing lockup restriction; provided that any such waiver, amendment, termination, shortening, repeal or other modification shall apply pro rata to the New BuzzFeed common stock held by the BuzzFeed stockholders party to the IRA (as defined herein).

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Other Matters

Holders of shares of New BuzzFeed common stock do not have subscription, redemption or conversion rights. Upon completion of the Business Combination, all the outstanding shares of New BuzzFeed common stock will be validly issued, fully paid and non-assessable.

Preferred Shares

The Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. The New BuzzFeed Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The New BuzzFeed Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the New BuzzFeed Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Options

At the Effective Time, each option to purchase shares of the BuzzFeed Class A common stock (a “BuzzFeed Option”) that is outstanding immediately prior to the Effective Time will, without any further action on the part of any holder of such BuzzFeed Option, be substituted by New BuzzFeed and converted into an option to purchase shares of New BuzzFeed Class A common stock granted in accordance with the 2021 EIP (as defined herein) (each, a “New BuzzFeed Option”) except that (a) such New BuzzFeed Option will provide the right to purchase that whole number of shares of New BuzzFeed Class A common stock (rounded down to the whole share) equal to the number of shares of BuzzFeed common stock subject to such BuzzFeed Option as of immediately prior to the Effective Time, multiplied by the option exchange ratio applicable to such BuzzFeed Option as determined in accordance with the

Merger Agreement, and (b) the exercise price per share for each such New BuzzFeed Option will be equal to the exercise price per share of such BuzzFeed Option in effect immediately prior to the Effective Time, divided by the option exchange ratio applicable to such BuzzFeed Option (the exercise price per share, as so determined on an aggregate basis, being rounded to the nearest full cent).

The New BuzzFeed Options will vest on the same schedule as the vesting schedule set forth in the respective BuzzFeed Options. Continuous employment with or services provided to BuzzFeed or any of its subsidiaries will be credited to the option holder for purposes of determining the vesting of the number of shares of New BuzzFeed Class A common stock subject to exercise under such holder’s New BuzzFeed Option after the Effective Time. Aside from the vesting schedule described above, the New BuzzFeed Option will be subject to all of the terms and conditions of the 2021 EIP (including exercisability and termination related provisions) and respective stock option grant agreements for the New BuzzFeed Options (rather than the terms and conditions of the applicable BuzzFeed incentive plan and stock option grant agreements under which the BuzzFeed Options were originally granted).

As of June 30, 2021, BuzzFeed had outstanding options to purchase 23,711,351 shares of its common stock, with a weighted average exercise price of $1.64 per share.

890 Founder Shares (Class F Common Stock)

The “founder shares” are shares of Class F common stock that are identical to the shares of Class A common stock included in the units sold in 890’s IPO, except that: (1) the founder shares are subject to certain transfer restrictions, as described in more detail below; (2) 890’s initial stockholders have entered into a letter agreement with us, pursuant to which they have agreed: to (a) waive their redemption rights with respect to their founder shares, private placement shares and any public shares held by them in connection with the completion of 890’s initial business combination; (b) waive their redemption rights with respect to their founder shares, private placement shares and any public shares held by them in connection with a stockholder vote to approve an amendment to 890’s amended and restated certificate of incorporation to modify the substance or timing of 890’s obligation to redeem 100% of 890’s public shares if 890 has not consummated its initial business combination within 24 months from the closing of 890’s IPO; and (c) waive their rights to liquidating distributions from the trust account with respect to any founder shares and private placement shares they hold if 890 fails to complete its initial business combination within 24 months from the closing of 890’s IPO (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if 890 fails to complete its initial business combination within the prescribed time frame); (3) the founder shares are automatically convertible into shares of 890’a Class A common stock at the time of 890’s initial business combination on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in more detail below; and (4) the founder shares and private placement shares are entitled to registration rights. If 890 submits its initial business combination to 890’s public stockholders for a vote, 890’s initial stockholders have agreed (and their permitted transferees will agree) (and 890’s anchor investor has agreed, pursuant to a written agreement), pursuant to the terms of a letter agreement entered into with us, to vote their founder shares, private placement shares and any public shares held by them purchased during or after 890’s IPO in favor of 890’s initial business combination.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to 890’s officers and directors and other persons or entities affiliated with 890’s founders, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of 890’s initial business combination or (B) subsequent to 890’s initial business combination, (x) if the last reported sale price of 890’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after 890’s initial business combination, or (y) the date following the completion of 890’s initial business combination on which 890 completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of 890’s public stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. The founder shares held by PA 2 Co-Investment and Craig-Hallum and their respective affiliates are deemed underwriters’ compensation by FINRA pursuant to FINRA Rule 5110 and are subject to a 180-day lock-up from the commencement of sales of 890’s IPO in accordance with FINRA Rule 5110(e)(1).

890 Public Warrants

Each whole warrant entitles the registered holder to purchase one share of 890’s Class A common stock at a price of $11.50 per whole share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of 890’s IPO or 30 days after the completion of 890’s initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants have been or will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you hold at least three units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of 890’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation; provided, however, that the private placement warrants held by PA 2 Co-Investment and Craig-Hallum and their respective affiliates will not be exercisable more than five years from the commencement of sales of 890’s IPO in accordance with FINRA Rule 5110(g)(8).

890 is not obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to 890 satisfying its obligations described below with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and are not obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

890 has agreed that as soon as practicable, but in no event later than 15 business days after the closing of 890’s initial business combination, 890 will use its best efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. 890 will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if 890’s Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, 890 may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event 890 so elects, 890 will not be required to file or maintain in effect a registration statement, but will use its best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.       Once the warrants become exercisable, 890 may call the warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
●	if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described below) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date 890 sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by 890, 890 may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and 890 issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described below) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00. Commencing 90 days after the warrants become exercisable, 890 may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

●	in whole and not in part;

●	at a price of $0.10 per warrant provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares of Class A common stock determined by reference to the table below, based on the redemption date and the “fair market value” of 890’s Class A common stock (as defined below) except as otherwise described below;
●	upon a minimum of 30 days’ prior written notice of redemption;
●	if, and only if, the last reported sale price of 890’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which 890 sends the notice of redemption to the warrant holders; and
●	if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent the number of shares of Class A common stock that a warrant holder will receive upon cashless exercise in connection with a redemption by 890 pursuant to this redemption feature, based on the “fair market value” of 890’s Class A common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

	Fair Market Value of Class A Common Stock
Redemption Date (period to expiration of warrants)	≤$10.00	$11.00	$12.00	$13.00	$14.00	15.00	$16.00	$17.00	≥$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of 890’s Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of 890’s Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of Class A common stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by 890 pursuant to this redemption feature, since they will not be exercisable for any shares of Class A common stock.

Any public warrants held by 890’s officers or directors will be subject to this redemption feature, except that such officers and directors shall only receive “fair market value” for such public warrants if they exercise their public warrants in connection with such redemption (“fair market value” for such public warrants held by 890’s officers or directors being defined as the last reported sale price of the public warrants on such redemption date).

As stated above, 890 can redeem the warrants when the Class A common stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to 890’s capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares of Class A common stock. If 890 chooses to redeem the warrants when the Class A common stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of Class A common stock than they would have received if they had chosen to wait to exercise their warrants for shares of Class A common stock if and when shares of Class A common stock were trading at a price higher than the exercise price of $11.50 per share.

No fractional shares of Class A common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, 890 will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of Class A common stock pursuant to the warrant agreement (for instance, if 890 is not the surviving company in its initial business combination), the warrants may be exercised for such security.

Redemption Procedures and Cashless Exercise. If 890 calls the warrants for redemption as described under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00,” 890’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” 890’s management will consider, among other factors, 890’s cash position, the number of warrants that are outstanding and the dilutive effect on 890’s stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of 890’s warrants. If 890’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the lesser of (A) quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If 890’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. 890 believes this feature is an attractive option to 890 if 890 does not need the cash from the exercise of the warrants after 890’s initial business combination. If 890 calls its warrants for redemption and 890’s management does not take advantage of this option, 890’s initial stockholders and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify 890 in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (1) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) multiplied by (2) one minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price of Class A common stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if 890, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of 890 capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A common stock in connection with a stockholder vote to amend 890’s amended and restated certificate of incorporation to modify the substance or timing of 890’s obligation to redeem 100% of 890’s Class A common stock if 890 does not complete 890’s initial business combination within 24 months from the closing of 890’s IPO, or (e) in connection with the redemption of 890’s public shares upon 890’s failure to complete 890’s initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of 890’s Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In addition, if (x) 890 issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of 890’s initial business combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by 890’s board of directors and, in the case of any such issuance to 890’s initial stockholders or their affiliates, without taking into account any founder shares or private placement shares held by 890’s initial stockholders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of 890’s initial business combination, and (z) the volume weighted average trading price of 890’s Class A common stock during the 10 trading day period starting on the trading day after the day on which 890 consummates 890’s initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the Market Value.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of 890 with or into another corporation (other than a consolidation or merger in which 890 is the continuing corporation and that does not result in any reclassification or reorganization of 890’s outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of 890 as an entirety or substantially as an entirety in connection with which 890 is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of 890’s Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the company’s Charter or as a result of the redemption of shares of Class A common stock by the company if a proposed initial business combination is presented to the stockholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Class A common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which is filed as an exhibit to the Report, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional warrants have been or will be issued upon separation of the units and only whole warrants will trade.

890 Private Placement Warrants

The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) are not transferable, assignable or salable until 30 days after the completion of 890’s initial business combination (except, among certain limited exceptions, to 890’s officers and directors and other persons or entities affiliated with 890’s founders) and they will not be redeemable by 890 so long as they are held by 890’s initial stockholders or their permitted transferees. 890’s initial stockholders, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in 890’s IPO. If the private placement warrants are held by holders other than 890’s initial stockholders or their permitted transferees, the private placement warrants will be redeemable by 890 and exercisable by the holders on the same basis as the warrants included in the units sold in 890’s IPO.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, 890’s sponsor, management team or their affiliates may, but are not obligated to, loan 890 funds as may be required. If 890 completes its initial business combination, 890 would repay such loaned amounts. Up to $1,500,000 of such loans may be convertible at the time of the business combination and at the option of the lender at a price of $10.00 per unit into units consisting of one share of Class A common stock and one-third of one warrant to purchase one share of Class A common stock at a price of $11.50 per share. The units would be identical to the private placement units issued to 890’s founders. PA 2 Co-Investment and Craig-Hallum, and their respective affiliates, will not provide any such working capital loans or receive any such units into which such loans are convertible.

Exclusive Forum

The Proposed Charter provides that, to the fullest extent permitted by law, unless New BuzzFeed otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, by the sole and exclusive forum for any action brought (1) any derivative action or proceeding brought on behalf of New BuzzFeed, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of the Corporation, (3) any action asserting a claim against New BuzzFeed arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of the Proposed Charter or Proposed Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act or the Exchange Act.

Election of Directors

The New BuzzFeed Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except immediately following the Business Combination, Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). The election of directors will be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

Anti-Takeover Effects of Provisions of the Proposed Charter, the Proposed Bylaws and Applicable Law

Certain provisions of the Proposed Charter, the Proposed Bylaws, and laws of the State of Delaware, where New BuzzFeed is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the New BuzzFeed common stock. New BuzzFeed believes that the benefits of increased protection give New BuzzFeed the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure New BuzzFeed and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms. For additional information, see the section titled “Risk Factors — Risks Related to BuzzFeed — Anti-takeover provisions contained in the Proposed Charter as well as provisions of Delaware law, could impair a takeover attempt.”

Authorized but Unissued Shares

The Proposed Charter provides that certain shares of authorized but unissued New BuzzFeed common stock and New BuzzFeed preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of New BuzzFeed by means of a proxy contest, tender offer, merger, or otherwise.

Classified Board

The Proposed Charter provides that the New BuzzFeed Board will be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at three or more annual meetings. Furthermore, because the New BuzzFeed Board will be classified, directors may be removed only with cause by two-thirds of our outstanding shares.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Proposed Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the New BuzzFeed Board or a committee of the New BuzzFeed Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New BuzzFeed with certain information. Generally, to be timely, a stockholder’s notice must be received at New BuzzFeed’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders.

The Proposed Bylaws also specify requirements as to the form and content of a stockholder’s notice. Specifically, a stockholder’s notice must include: (i) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend the bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (iii) the class or series and number of shares of our capital stock that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (iv) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (v) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (vi) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. These notice requirements will be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified New BuzzFeed of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Exchange Act, and such stockholder has complied with the requirements of such rule for inclusion of such proposal in a proxy statement prepared by us to solicit proxies for such annual meeting. The Proposed Bylaws also allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New BuzzFeed.

Limitations on Stockholder Action by Written Consent

The Proposed Charter provides that, subject to the terms of any series of preferred stock, any action required or permitted to be taken by the stockholders of New BuzzFeed must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Special Meeting of Stockholders

The Proposed Charter and Proposed Bylaws provide that special meetings of stockholders may be called only by the Chairman of the New BuzzFeed Board, the Chief Executive Officer of New BuzzFeed or the New BuzzFeed Board pursuant to a resolution adopted by a majority of the New BuzzFeed Board. Stockholders of New BuzzFeed will not be eligible and will have no right to call a special meeting.

Amendment of the Proposed Charter and Proposed Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

The Proposed Charter provides that it may be amended by New BuzzFeed in the manners provided therein or prescribed by statute. The Proposed Charter provides that the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of New BuzzFeed entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal, or adopt any provision of the Proposed Charter providing for the capital stock of New BuzzFeed, amendment of the charter, amendment of the bylaws, board of directors, election of directors, limitation of director liability, indemnification and special meetings of the stockholders.

The Proposed Charter also provides that the New BuzzFeed Board shall have the power to adopt, amend, alter, or repeal the Proposed Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the New BuzzFeed Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or the Proposed Charter. The stockholders of New BuzzFeed are prohibited from adopting, amending, altering, or repealing the Proposed Bylaws, or to adopt any provision inconsistent with the Proposed Bylaws, unless such action is approved, in addition to any other vote required by the Proposed Charter, by the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of capital stock of New BuzzFeed entitled to vote generally in the election of directors, voting together as a single class.

Business Combinations

Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

(1)	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
(2)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(3)	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New BuzzFeed’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Since the Proposed Charter expressly elects to be governed by Section 203 of the DGCL, it will apply to New BuzzFeed. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New BuzzFeed for a three-year period. This provision may encourage companies interested in acquiring New BuzzFeed to negotiate in advance with the New BuzzFeed Board because the stockholder approval requirement would be avoided if the New BuzzFeed Board approves either the Business Combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the New BuzzFeed Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of New BuzzFeed or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.

The Proposed Bylaws provide that New BuzzFeed must indemnify and advance expenses to New BuzzFeed’s directors and officers to the fullest extent authorized by the DGCL. New BuzzFeed also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New BuzzFeed directors, officers, and certain employees for some liabilities. New BuzzFeed believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Proposed Charter and Proposed Bylaws may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New BuzzFeed and its stockholders. In addition, your investment may be adversely affected to the extent New BuzzFeed pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of New BuzzFeed’s directors, officers, or employees for which indemnification is sought.

Corporate Opportunities

The Proposed Charter provides for the renouncement by New BuzzFeed of any interest or expectancy of New BuzzFeed in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of New BuzzFeed who is not an employee or office of New BuzzFeed or any of its subsidiaries, unless such matter, transaction, or interest is presenting to, or acquired, created, or developed by, or otherwise comes into the possession of a director of New BuzzFeed expressly and solely in that director’s capacity as a director of New BuzzFeed.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New BuzzFeed’s stockholders will have appraisal rights in connection with a merger or consolidation of New BuzzFeed. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of New BuzzFeed’s stockholders may bring an action in New BuzzFeed’s name to procure a judgment in New BuzzFeed’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New BuzzFeed’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The Transfer Agent for New BuzzFeed capital stock will be Continental Stock Transfer & Trust Company.

Listing of Common Stock

890 has applied to list the New BuzzFeed Class A common stock on Nasdaq under the symbol “BZFD” upon the Closing of the Business Combination.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Class A common stock or warrants of New BuzzFeed for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New BuzzFeed at the time of, or at any time during the 90 days preceding, a sale and (ii) New BuzzFeed is subject to the Exchange Act periodic reporting requirements for at 90 days before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Class A common stock or warrants of New BuzzFeed for at least six months but who are affiliates of New BuzzFeed at the time of, or at any time during the 90 days preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of New BuzzFeed common stock then outstanding; or
●	the average weekly reported trading volume of New BuzzFeed’s Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New BuzzFeed under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about New BuzzFeed.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and
●	at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, 890’s initial stockholders will be able to sell their founder shares and Private Placement Units, as applicable, pursuant to Rule 144 without registration one year after 890 has completed its initial business combination.

Following the Closing, New BuzzFeed will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS

General

890 is incorporated under the laws of the State of Delaware and the rights of 890 stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and 890’s bylaws. As a result of the Business Combination, 890 stockholders who receive shares of New BuzzFeed common stock will become New BuzzFeed stockholders. New BuzzFeed is incorporated under the laws of the State of Delaware and the rights of New BuzzFeed stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and Proposed Bylaws. Thus, following the Business Combination, the rights of 890 stockholders who become New BuzzFeed stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Current Charter and 890’s Current Bylaws and instead will be governed by the Proposed Charter and Proposed Bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of 890 stockholders under the Current Charter and 890’s Current Bylaws (left column), and the rights of New BuzzFeed’s stockholders under forms of the Proposed Charter and Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Current Charter and 890’s Current Bylaws, and forms of the Proposed Charter and Proposed Bylaws, which are attached as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.

890	New BuzzFeed
Authorized Capital Stock

890 is currently authorized to issue 530,000,000 shares of capital stock, consisting of (a) 525,000,000 shares of common stock, including 500,000,000 shares of Class A common stock, par value $0.0001 per share, and 25,000,000 shares of Class F common stock, par value $0.0001 per share, and (b) 5,000,000 shares of preferred stock, par value $0.0001 per share.

New BuzzFeed will be authorized to issue 780,000,000 shares of capital stock, consisting of (i) 730,000,000 shares of common stock, par value $0.0001 per share, including 700,000,000 shares of Class A common stock, 20,000,000 shares of Class B common stock, and 10,000,000 shares of Class C common stock and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share.

Rights of Preferred Stock

890’s board may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the 890 board providing for the issuance of such series and included in a certificate of designation.

The New BuzzFeed board may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New BuzzFeed board providing for the issuance of such series.

Number and Qualification of Directors

The number of directors of 890, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be fixed from time to time exclusively by 890’s board of directors pursuant to a resolution adopted by a majority of 890’s board.

The number of directors of New BuzzFeed, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be fixed from time to time pursuant to a resolution adopted by a majority of New BuzzFeed’s Whole Board, which shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

Election of Directors

At 890’s annual meeting, stockholders elect directors to replace the class of directors whose term expires at that annual meeting, each of whom shall hold office for a term of three years or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

At New BuzzFeed’s annual meeting, stockholders elect directors to replace the class of directors whose term expires at that annual meeting, each of whom shall hold office for a term of three years or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

If the number of directors is changed, any increase or decrease is apportioned among the classes to maintain an equal number of directors in each class as nearly as possible, and any additional director of any class elected to fill a vacancy will hold office for the remaining term of that class, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.

The election of directors shall be determined by a plurality of the votes cast by the holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

890	New BuzzFeed

If the number of directors is changed, any increase or decrease is apportioned among the classes to maintain an equal number of directors in each class as nearly as possible, and any additional director of any class elected to fill a vacancy will hold office for the remaining term of that class, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.

The election of directors shall be determined by a plurality of the votes cast by the holders of common stock at an annual meeting of stockholders.

Removal of Directors

Subject to the rights of the holders of any series of preferred stock, any director or the entire board may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of 890 entitled to vote generally in the election of directors, voting together as a single class.

Subject to the rights of the holders of any series of preferred stock, no director may be removed from the board except for cause and only by the affirmative vote of holders of at least two-thirds of the voting power of then outstanding shares of capital stock of New BuzzFeed entitled to vote thereon, voting together as a single class.

Voting

Except as otherwise required by law or the Current Charter, holders of the 890 Class A common stock and the 890 Class F common stock exclusively possess all voting power with respect to 890. Subject to the provisions of Article IX of the Current Charter, the holders of 890 Shares shall be entitled to one vote for each such share on each matter properly submitted to 890”s stockholders on which the holders of 890 Shares are entitled to vote.

Except as otherwise required by law or the Current Charter (including any certificate of designation for any series of preferred stock), 890 Class A common stock and 890 Class F common stock, voting together as a single class, possess the exclusive right to vote for the election of directors and all other matters properly submitted to a vote of the stockholders.

Each holder of shares of New BuzzFeed Class A common stock will be entitled to one (1) vote for each share of New BuzzFeed Class A common stock held of record by such holder on each matter on which such holders of such shares are entitled to vote. Each holder of shares of New BuzzFeed Class B common stock will be entitled to fifty (50) votes for each share of New BuzzFeed Class B common stock held of record by such holder on each matter on which such holders of such shares are entitled to vote. The holders of New BuzzFeed Class C common stock will have no voting rights except as required by applicable law.

Cumulative Voting
Delaware law allows for cumulative voting only if provided for in the Current Charter; however, the Current Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, the Propose Charter does not authorize cumulative voting.
Vacancies on the Board of Directors

Subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an increase in the number of directors and any vacancies on the board resulting from death, resignation, retirement, disqualification, removal or other cause are filled exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director.

Any director so chosen will hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified.

Subject to the rights of the holders of any series of preferred stock, any vacancy occurring in the board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders.

Any director so chosen will hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her

890	New BuzzFeed
successor has been elected and qualified, or until such director”s earlier death, resignation, disqualification or removal.
Special Meeting of the Board of Directors
Special meetings of the 890 board may be called by the Chairman of the board, the Chief Executive Officer of 890 or pursuant to a resolution adopted by a majority of the 890 board.

Special meetings of the New BuzzFeed board may be called by the Chairman of the board, the Chief Executive Officer of New BuzzFeed, the Lead Independent Director (as defined in the Proposed Bylaws), or a majority of the members of the Board then in office.

Stockholder Action by Written Consent

Under the Current Charter, any action required or permitted to be taken by the stockholders of 890 must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, other than with respect to the 890 Class F common stock with respect to which action may be taken by written consent.

Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New BuzzFeed must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, other than what may otherwise be provided for pursuant to the Proposed Charter and subject to the rights of the holders of any outstanding series of preferred stock of New BuzzFeed.

Amendment to Certificate of Incorporation

The Current Charter may be amended, altered, change or repealed as authorized by the laws of the State of Delaware. Under, Delaware law, an amendment to a charter generally requires the approval of the 890 board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

Article IX of the Current Charter relating to business combination requirements may not be amended prior to the consummation of the initial business combination unless approved by the affirmative vote of the holders of at least 65% of all then outstanding 890 Shares.

Under the Proposed Charter, New BuzzFeed reserves the right to amend or repeal any provision contained in the Proposed Charter in the manner prescribed by the laws of the State of Delaware. However, the affirmative vote of the holders of at least two-thirds of the voting power of all then-outstanding shares of the capital stock of New BuzzFeed entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal, or adopt any provision that is inconsistent with, Section 1 of Article XI, Sections 1.2 and 2 of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, or Article X (the “Specified Provisions”). But, if two-thirds of the Whole Board (as defined in the Proposed Charter) has approved such amendment or repeal of, or adoption of any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of New BuzzFeed entitled to vote generally in the election of directors, voting together as a single class (in addition to any other vote of the holders of any class or series of stock of New BuzzFeed required by law or by the Proposed Charter, including any certificate of designation), will be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions.

Amendment of the Bylaws
The 890 board shall have the power to adopt, amend, alter or repeal the bylaws by the affirmative vote of a majority of the directors.	The New BuzzFeed board shall have the power to adopt, amend, alter or repeal the bylaws by the affirmative vote of a majority of the Whole Board (as defined in the Proposed Charter).

The Current Bylaws may also be adopted, amended, altered or repealed by the 890 stockholders representing at least majority of the voting power of all outstanding shares of capital stock of 890 entitled to vote generally in the election of directors.

Article VIII of the Current Bylaws may not be amended without the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of 890.

Any provisions of Proposed Bylaws may also be adopted, amended or repealed by the affirmative vote of the holders of at least two-thirds of the voting power of all then-outstanding shares of the capital stock of New BuzzFeed entitled to vote generally in the election of directors, voting together as a single class. However, in the case of any proposed adoption, amendment or repeal of any provisions of the Bylaws that is approved by the board and submitted to New BuzzFeed stockholders for adoption, if two-thirds of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of a majority of the voting

890	New BuzzFeed

power of all then-outstanding shares of the capital stock of New BuzzFeed entitled to vote generally in the election of directors, voting together as a single class (in addition to any vote of the holders of any class or series of stock of New BuzzFeed required by applicable law or by the Proposed Charter (including any certificate of designation)), will be required to adopt, amend or repeal any provision of the Bylaws.

Quorum

Except as otherwise provided by applicable law, the 890 Current Charter, or the Current Bylaws, the presence of holders of 890 Shares at a stockholders meeting, in person or by proxy, representing a majority of the voting power of all outstanding 890 Shares entitled to vote at such meeting, constitutes a quorum for the transaction of business at such meeting; except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series constitutes a quorum of such class or series for the transaction of such business.

Except as otherwise provided by applicable law, the Proposed Charter or Proposed Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of stock is required by applicable law or the Proposed Charter, the holders of a majority of the voting power of the shares of such class or classes or series of the stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on such matter.

Interested Directors

The Current Charter provides that to the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to 890 or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Current Charter or in the future, and 890 renounces any expectancy that any of the directors or officers of 890 will offer any such corporate opportunity of which he or she may become aware to 890, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of 890 with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of 890 and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for 890 to pursue and (ii) the director or officer is permitted to refer that opportunity to 890 without violating any legal obligation.

The Proposed Bylaws provides that no contract or transaction between New BuzzFeed and one or more of its board members or officers, or between New BuzzFeed and any other corporation, partnership, association or other organization in which one or more of its directors or officers are members of the board of directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (a) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the board or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to New BuzzFeed as of the time it is authorized, approved or ratified by the board, a committee thereof, or the stockholders.

Special Stockholder Meetings

Subject to the rights of the holders of any outstanding series of the preferred stock of 890 and to the requirements of applicable law, special meeting of stockholders may be called by the Chairman of the 890 board, Executive Chairman, Chief Executive Officer of 890, or the 890 board pursuant to a resolution adopted by a majority of the 890 board.

Special meetings of the stockholders of New BuzzFeed may be called only by the Chairperson of the board, the Chief Executive Officer of New BuzzFeed, the Lead Independent Director (as defined in the Proposed Bylaws), the President, or the board acting pursuant to a resolution adopted by a majority of the Whole Board (as defined in the Proposed Charter) and may not be called by the stockholders or any other person or persons.

890	New BuzzFeed
Notice of Stockholder Meetings

Written notice stating the place, if any, date and time of each meeting of 890’s stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) must be delivered not less than ten nor more than 60 days before the date of the meeting, unless otherwise required by law.

Whenever notice is required to be given to any 890 Stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.

Written notice stating the place, if any, date and time of each meeting of New BuzzFeed’s stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) must be delivered not less than ten nor more than 60 days before the date of the meeting, unless otherwise required by law or the Proposed Charter.

Whenever notice is required to be given to any New BuzzFeed stockholder, such notice may be given (i) in writing and sent either through the United States mail, or by courier service, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

No business may be transacted at an annual meeting of 890 stockholders, other than business that is either (i) specified in 890’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the 890 Board or (iii) otherwise properly brought before the annual meeting by any 890 Stockholder who is entitled to vote at the meeting, who complies with the notice procedures set forth in the Current Bylaws and who is a stockholder of record 890 on the date the notice is given pursuant to the notice procedures set forth in the Current Bylaws.

The 890 Stockholder must (i) give timely notice thereof in proper written form to the Secretary of 890, and (ii) the business must be a proper matter for stockholder action. To be timely, a 890 Stockholder’s notice must be received by the Secretary at the principal executive offices of 890 not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day before the meeting and not later than the close of business on the 90th day before the meeting or, if later, the 10th day following the day on which public announcement of the date of the annual meeting is first made. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Current Bylaws.

No business may be transacted at an annual meeting of New BuzzFeed stockholders, other than business that is either (i) specified in New BuzzFeed notice of meeting (or any supplement thereto) delivered pursuant to the Proposed Bylaws, (ii) otherwise properly brought before the annual meeting by or at the direction of the New BuzzFeed board or any committee thereof or (iii) otherwise properly brought before the annual meeting by any New BuzzFeed stockholder who is entitled to vote at the meeting, who complies with the notice procedures set forth in the Proposed Bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of New BuzzFeed.

The New BuzzFeed stockholder must (i) give timely notice thereof in proper written form to the Secretary of New BuzzFeed and (ii) the business must be a proper matter for stockholder action. To be timely, a New BuzzFeed stockholder’s notice must be received at the principal executive offices of New BuzzFeed not later than 5:00 p.m. Eastern Time on the 90th day nor earlier than 5:00 p.m. Eastern Time on the 120th day before the anniversary date of the immediately preceding annual meeting; provided, however, that in the event the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered no earlier than 5:00 p.m. Eastern Time on the 120th day before the meeting and no later than 5:00 p.m. Eastern Time on the later of the 90th day before the meeting or 5:00 p.m. Eastern Time on the 10th day following the day on which public announcement of the date of the annual meeting is first made. The public announcement of an adjournment of an annual meeting will not commence a new time period for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Proposed Bylaws.

Stockholder Nominations of Persons for Election as Directors
Nominations of persons for election to the 890 Board may be made by or at the direction of the 890 Board or by any	Nominations of persons for election to the New BuzzFeed board may be made by any stockholder of New BuzzFeed who is a

890	New BuzzFeed

stockholder of 890 who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice required (as described below) and on the record date for the determination of stockholders entitled to vote at such meeting and who gives proper notice.

To give timely notice, a stockholder’s notice must be given to the Secretary of 890 at 890’s principal executive offices either (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the one hundred 120th day before the anniversary date of the immediately preceding annual meeting of stockholders (in most cases) or (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made.

stockholder of record entitled to vote in the election of directors on the date of the giving of the notice required (as described below) and on the record date for the determination of stockholders entitled to vote at such meeting and who gives proper notice.

To give timely notice, a stockholder’s notice must be given to the Secretary of New BuzzFeed at New BuzzFeed’s principal executive officers either (i) in the case of an election of directors at an annual meeting, not later than 5:00 p.m. Eastern Time on the 90th day nor earlier than 5:00 p.m. Eastern Time on the 120th day before the anniversary date of the immediately preceding annual meeting (in most cases) or (ii) (a) no earlier than the 120th day prior to such special meeting and (b) no later than 5:00 p.m. Eastern Time on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board to be elected at such meeting. In no event will an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for providing such notice.

Limitation of Liability of Directors and Officers

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Current Charter provides that no director will be liable to 890 or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent an exemption from liability or limitation is not permitted under the DGCL890.

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Proposed Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL, unless a director violated his or her duty of loyalty to New BuzzFeed or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from its actions as a director.

Indemnification of Directors, Officers

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Current Bylaws provides that 890 will indemnify each director and officer to the fullest extent permitted by applicable law.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Proposed Bylaws provides that New BuzzFeed will indemnify each director and officer to the fullest extent permitted by applicable law.

Dividends

The Current Charter provides that, subject to applicable law, the rights, if any, of the holders of any outstanding shares of the preferred stock, and the provisions of Article IX of the Current Charter the holders of 890 Shares shall be entitled to receive dividends (payable in cash, property, or capital stock of 890) when, as, and if declared by the Board from time to time out of

The Proposed Charter provides that shares of New BuzzFeed Class A common stock, New BuzzFeed Class B common stock and New BuzzFeed Class C common stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from

890	New BuzzFeed
any assets of 890 legally available therefor and shall share equally on a per share basis in such dividends and distributions.	time to time by the board out of any assets of New BuzzFeed legally available therefor.
Liquidation

The Current Charter provides that, subject to applicable law, the rights, if any, of the holders of any outstanding series of preferred stock, and the provisions of Article IX of the Current Charter, following the payment or provision for payment of the debts and other liabilities of 890 in the event of an voluntary or involuntary liquidation, dissolution, or winding up of 890, the holders of 890 Shares will be entitled to receive all the remaining assets of 890 available for distribution to its stockholders, ratably in proportion to the number of 890 Shares held by them.

Subject to the preferential or other rights of any holders of preferred stock then outstanding, the Proposed Charter provides that upon the liquidation, dissolution or winding up of New BuzzFeed, whether voluntary or involuntary, holders of New BuzzFeed Class A common stock, New BuzzFeed Class B common stock and New BuzzFeed Class C common stock will be entitled to receive ratably, on a per share basis, all assets of New BuzzFeed available for distribution to its stockholders.

Supermajority Voting Provisions
Article VIII of the Current Bylaws may not be amended without the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of 890.

Any provisions of Proposed Bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least two-thirds of the voting power of all then-outstanding shares of the capital stock of New BuzzFeed entitled to vote generally in the election of directors, voting together as a single class. However, in the case of any proposed adoption, amendment or repeal of any provisions of the Bylaws that is approved by the board and submitted to New BuzzFeed stockholders for adoption, if two-thirds of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of the capital stock of New BuzzFeed entitled to vote generally in the election of directors, voting together as a single class (in addition to any vote of the holders of any class or series of stock of New BuzzFeed required by applicable law or by the Proposed Charter (including any certificate of designation)), will be required to adopt, amend or repeal any provision of the Bylaws.

Any person who has been determined by a majority of the Whole Board (as defined in the Proposed Charter) to have violated Section 2.11 of the Proposed Bylaws or a Board Confidentiality Policy (as defined in the Proposed Bylaws) while serving as a director of New BuzzFeed in the preceding five (5) years shall be ineligible to be nominated or be qualified to serve as a member of the board, absent a prior waiver for such nomination or qualification approved by two-thirds of the Whole Board.

The Proposed Charter provides that the affirmative vote of the holders of New BuzzFeed Class A common stock representing at least 75% of the voting power of the then-outstanding shares of New BuzzFeed Class A common stock, voting separately as a single class, and the affirmative vote of the holders of New BuzzFeed Class B common stock representing at least 75% of the voting power of the then-outstanding shares of New BuzzFeed Class B common stock, voting separately as a single class, is required to amend or repeal, or to adopt any provision inconsistent with, Section 3 of Article IV or Section 2 of Article XI of the Proposed Charter.

890	New BuzzFeed
Anti-Takeover Provisions and Other Stockholder Protections

The anti-takeover provisions and other stockholder protections in the Current Charter include the staggered board, a prohibition on stockholder action by written consent, and blank check preferred stock. Section 203 of the DGCL prohibit a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of 890 voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

The anti-takeover provisions and other stockholder protections in the Proposed Charter include a staggered board, a prohibition on stockholder action by written consent and blank check preferred stock. Section 203 of the DGCL prohibit a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of New BuzzFeed’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

Preemptive Rights
There are no preemptive rights relating to the 890 Shares.	There are no preemptive rights relating to the shares of New BuzzFeed common stock.
Fiduciary Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The 890 board may exercise all such powers of 890 and do all such lawful acts and things as are not by statute or the Current Charter or the Current Bylaws directed or required to be exercised or done solely by stockholders.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The New BuzzFeed board may exercise all such authority and powers of New BuzzFeed and do all such lawful acts and things as are not by statute or the Proposed Charter or Proposed Bylaws directed or required to be exercised or done solely by the stockholders.

Inspection of Books and Records

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. The 890 bylaws permit 890’s books and records to be kept within or outside the state of Delaware.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. The Proposed Bylaws permit New BuzzFeed’s books and records to be kept within or outside the state of Delaware.

Choice of Forum

The Current Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of 890, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of 890 to 890 or 890’s stockholders, (iii) any action asserting a claim against 890, its directors, officers or employees arising pursuant to any provision

The Proposed Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the New BuzzFeed, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of New BuzzFeed to New BuzzFeed or New BuzzFeed’s stockholders or any claim for aiding or abetting such alleged breach, (iii) any action asserting a

890	New BuzzFeed

of the DGCL or the Current Charter or the Current Bylaws, or (iv) any action asserting a claim against 890, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, subject to certain exceptions.

claim against New BuzzFeed, its current or former directors, officers, stockholder, employees, or agent of New BuzzFeed arising pursuant to any provision of the DGCL or Proposed Charter or Proposed Bylaws, (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws; or (v) any action or proceeding asserting a claim against New BuzzFeed, its current or form directors, officers, stockholders, employees, or agents governed by the internal affairs doctrine.

Unless New BuzzFeed consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any action or proceeding asserting a cause of action arising under the Securities Act or Exchange Act.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of 890’s common stock as of the record date and of New BuzzFeed Class A common stock and New BuzzFeed Class B common stock immediately following consummation of the Business Combination by:

●	each person known by 890 to be the beneficial owner of more than 5% of 890’s outstanding common stock on the record date;
●	each person known by 890 who may become beneficial owner of more than 5% of New BuzzFeed Class A common stock or New BuzzFeed Class B common stock immediately following the Business Combination;
●	each of 890’s current executive officers and directors;
●	each person who will become an executive officer or a director of New BuzzFeed upon consummation of the Business Combination;
●	all of 890’s current executive officers and directors as a group; and
●	all of New BuzzFeed’s executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options or the vesting of restricted stock units, within 60 days of the record date. Shares subject to warrants or options that are currently exercisable or exercisable within 60 days of the record date or subject to restricted stock units that vest within 60 days of the record date are considered outstanding and beneficially owned by the person holding such warrants, options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Our restricted stock units vest upon the satisfaction of both a service condition and a liquidity condition, which is satisfied upon the occurrence of a qualifying event, defined as a sale transaction or the completion of an initial public offering. Shares issuable pursuant to BuzzFeed Common Stock or underlying options of BuzzFeed listed in the table below are represented in shares of New BuzzFeed Common Stock, after giving effect to the Business Combination, including application of the Exchange Ratio. New BuzzFeed Class C common stock will be non-voting in accordance with the Proposed Charter and not convertible into New BuzzFeed Class A common stock until February 2023, and as such is not contemplated for purposes of the following table. Except as noted by footnote, and subject to community property laws where applicable, based on the information provided to 890, 890 believes that the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o 890 5th Avenue Partners, Inc., 14 Elm Place, Suite 206, Rye, New York 10580.

	Prior to Business
	Combination(2)		After Business Combination
			Assuming No Redemption(3)					Assuming Maximum Redemption(4)
			Number of					Number of
			Shares of		Number of			Shares of
	Number		New		Shares of New			New		Number of
	of Shares	% of 890	BuzzFeed’s		BuzzFeed’s			BuzzFeed’s		Shares of New
	of 890	Shares of	Class A		Class B			Class A		BuzzFeed’s
	Common	Common	Common		Common		% Voting	Common		Class B		% Voting
Name and Address of Beneficial Owner(1)	Stock	Stock	Stock	% Shares	Stock	% Shares	Power	Stock	% Shares	Common Stock	% Shares	Power
Directors and officers prior to the Business Combination:
Adam Rothstein(5)	6,852,540	18.66%	6,852,540	4.99%	12,038,461	77.14%	66.35%	6,852,540	6.24%	12,038,461	77.14%	68.39%
Emiliano Calemzuk	—	—	—	—	—	—	—	—	—	—	—	—
Michael Del Nin	—	—	—	—	—	—	—	—	—	—	—	—
Linda Yaccarino	20,000	*	20,000	*	—	—	*	20,000	*	—	—	*
Kelli Turner	25,000	*	25,000	*	—	—	*	25,000	*	—	—	*
David Bank	20,000	*	20,000	*	—	—	*	20,000	*	—	—	*
Scott Flanders	20,000	*	20,000	*	—	—	*	20,000	*	—	—	*
Jon Jashni	20,000	*	20,000	*	—	—	*	20,000	*	—	—	*
All directors and officers prior to the Business Combination as a group (8 persons)	6,957,540	18.95%	6,957,540	5.07%	12,038,461	77.14%	66.35%	6,957,540	6.34%	12,038,461	77.14%	68.39%

Directors and officers after the Business Combination:
Jonah Peretti (6)	—	—	—	—	12,038,461	77.14%	65.60%	—	—	12,038,461	77.14%	67.62%
Rhonda Powell	—	—	—	—	—	—	—	—	—	—	—	—
Phuong Dao Nguyen (7)	—	—	356,411	*	—	—	*	356,411	*	—	—	*
Michael Del Nin	—	—	—	—	—	—	—	—	—	—	—	—
Greg Coleman (8)	—	—	2,221,308	1.60%	—	—	*	2,221,308	1.99%	—	—	*
Patrick Kerins (9)	—	—	15,264,974	11.13%	—	—	1.66%	15,264,974	13.90%	—	—	1.71%
Janet Rollé	—	—	—	—	—	—	—	—	—	—	—	—
Joan Amble	—	—	—	—	—	—	—	—	—	—	—	—
Angela Acharia	—	—	—	—	—	—	—	—	—	—	—	—
Adam Rothstein(5)	6,852,540	18.66%	6,852,540	4.99%	—	—	*	6,852,540	6.24%	—	—	*
All directors and officers after the Business Combination as a group (10 persons)	6,852,540	18.66%	24,771,390	17.79%	12,038,461	77.14%	68.27%	24,771,390	22.15%	12,038,461	77.14%	70.37%

5% Holders:
200 Park Avenue Partners, LLC (10)	6,852,540	18.66%	6,852,540	4.99%	12,038,461	77.14%	*	6,852,540	6.24%	12,038,461	77.14%	68.39%
NBCUniversal Media, LLC(11)	—	—	30,880,000	22.51%	—	—	3.37%	30,880,000	28.12%	—	—	3.47	%c
New Enterprise Associates 13, L.P. (12)	—	—	15,264,974	11.13%	—	—	1.66%	15,264,974	13.90%	—	—	1.71%
Entities affiliated with RRE (13)	—	—	10,303,888	7.51%	—	—	1.12%	10,303,888	9.38%	—	—	1.16%
General Atlantic BF, L.P.(14)	—	—	7,827,165	5.70%	—	—	*	7,827,165	7.13%	—	—	*
Entities affiliated with Hearst (15)	—	—	12,376,276	9.02%	—	—	1.35%	12,376,276	11.27%	—	—	1.39%
Jonah Peretti (6)	—	—	—	—	12,038,461	77.14%	65.60%	—	—	12,038,461	77.14%	67.62%
John Johnson III (16)	—	—	—	—	5,629,977	36.07%	30.68%	—	—	5,629,977	36.07%	31.62%
Entities affiliated with Redwood(17)	—	—	7,600,000	5.25%	—	—	*	7,600,000	6.47%	—	—	*
*	Less than one percent
(1)	Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is c/o 890 5th Avenue Partners, Inc., 14 Elm Place, Suite 206, Rye, New York 10580.
(2)	Prior to the Business Combination, the percentage of beneficial ownership of 890 on the record date is calculated based on (i) 29,527,500 Class A common shares and (ii) 7,187,500 Class F common shares, in each case, outstanding as of such date.
(3)	The expected beneficial ownership of New BuzzFeed immediately upon consummation of the Business Combination, assuming no holders of public shares exercise their redemption rights in connection therewith and the Closing occurs on , 2021, is based on (A) 137,210,020 shares of New BuzzFeed Class A Common Stock outstanding as of such date, and consists of (i) 29,527,500 890 Class A common shares that will convert into a like number of shares of New BuzzFeed Class A Common Stock at the Closing, (ii) 7,187,500 890 Class F common shares that will convert into a like number of shares of New BuzzFeed Class A Common Stock at the Closing, (iii) 90,495,020 shares of New BuzzFeed Class A Common Stock that will be issued to the holders of shares of BuzzFeed Class A common stock and BuzzFeed Preferred Stock at the Closing and (iv) 10,000,000 shares issued pursuant to the C Acquisition Purchase Agreement and (B) 15,606,605 shares of New BuzzFeed Class B Common Stock that will be issued to the holders of shares of BuzzFeed Class B common stock at the Closing, which includes 500,000 shares of BuzzFeed Series A Preferred Stock and 3,175,773 shares of BuzzFeed Series A-1 Preferred Stock that will convert into 36,757,730 shares of BuzzFeed Class B common stock immediately before the Effective Time.
(4)	The expected beneficial ownership of New BuzzFeed immediately upon consummation of the Business Combination, assuming holders of 27,393,303 public shares exercise their redemption rights in connection therewith and the Closing occurs on, 2021, is based on (A) 109,816,717 shares of New BuzzFeed Class A Common Stock outstanding as of such date, and consists of (i) 2,134,197 890 Class A common shares that will convert into a like number of shares of New BuzzFeed Class A Common Stock at the Closing, (ii) 7,187,500 890 Class F common shares that will convert into a like number of shares of New BuzzFeed Class A Common Stock at the Closing, (iii) 90,495,020 shares of New BuzzFeed Class A Common Stock that will be issued to the holders of shares of BuzzFeed Class A common stock and BuzzFeed Preferred Stock at the Closing and (iv) 10,000,000 shares issued pursuant to the C Acquisition Purchase Agreement and (B) 15,606,605 shares of New BuzzFeed Class B Common Stock that will be issued to the holders of shares of BuzzFeed Class B common stock at the Closing , which includes 500,000 shares of BuzzFeed Series A Preferred Stock and 3,175,773 shares of BuzzFeed Series A-1 Preferred Stock that will convert into 36,757,730 shares of BuzzFeed Class B common stock immediately before the Effective Time.
(5)	Represents (i) 6,452,540 shares of New BuzzFeed Class A common stock held by the Sponsor and (ii) 12,038,461 shares of New BuzzFeed Class B common stock beneficially held by Jonah Peretti. The Voting Agreement shall provide that the Voting Agreement Parties, which includes Jonah Peretti and certain of his affiliates, shall vote all shares of New BuzzFeed common stock beneficially held by such Voting Agreement Parties in favor of the election to New Buzzfeed’s board of directors of certain individuals designated by the Sponsor and, as a result, the Sponsor is deemed to share beneficial ownership of Jonah Peretti’s shares of New BuzzFeed common stock. The Sponsor is controlled by Mr. Rothstein, as manager, and therefore Mr. Rothstein has voting and dispositive power over the founder shares beneficially held by our sponsor and may be deemed to beneficially own such shares. In addition, certain of our other officers, directors, and advisors are members of the Sponsor.

(6)	Consists of (i) 6,408,484 shares of New BuzzFeed Class B common stock held by Jonah Peretti, LLC and (ii) 5,629,977 shares over which Mr. Peretti holds an irrevocable proxy granted by John Johnson III and Johnson BG pursuant to the Holder Voting Agreement, as further described in footnote (16). See “Certain Relationships and Related Party Transactions — Certain Relationships and Related Party Transactions – New BuzzFeed — Holder Voting Agreement.” Mr. Peretti is the managing member of Jonah Peretti LLC and has sole voting, investment and dispositive power over the shares held by Jonah Peretti, LLC.
(7)	Consists of 45,694 shares of New BuzzFeed Class A common stock that would be issuable upon exercise of options exerciseable as of or within 60 days of June 30, 2021.
(8)	Consists of (i) (a) 440,608 shares of New BuzzFeed Class A common stock held by Mr. Coleman and (b) 1,587,687 shares of Class A common stock that would be issuable upon exercise of options exercisable as of or within 60 days of June 30, 2021; (ii) 13,031 shares of New BuzzFeed Class A common stock held by The Audrey Amelia Coleman 2014 Trust; (iii) 51,490 shares of New BuzzFeed Class A common stock held by The Benjamin Coleman 2000 Trust; (iv) 12,482 shares of New BuzzFeed Class A common stock held by The Coleman 2014 Family Trust; (v) 13,031 shares of New BuzzFeed Class A common stock held by The Eloise Marie Coleman 2016 Trust; (vi) 51,490 shares of New BuzzFeed Class A common stock held by The Melissa Coleman 2000 Trust; and (vii) 51,490 shares of New BuzzFeed Class A common stock held by The Stephen Coleman 2000 Trust. Mr. Coleman is the trustee of each of The Audrey Amelia Coleman 2014 Trust, The Benjamin Coleman 2000 Trust, The Coleman 2014 Family Trust, The Eloise Marie Coleman 2016 Trust, The Melissa Coleman 2000 Trust and The Stephen Coleman 2000 Trust (together, the “Coleman Trusts”) and has voting and dispositive power over the shares held in each of the Coleman Trusts.
(9)	Consists of shares held by New Enterprise Associates 13, L.P., identified in footnote (12) below.
(10)	Represents (i) 6,852,540 shares of New BuzzFeed Class A common stock held by the Sponsor and (ii) 12,038,461 shares of New BuzzFeed Class B common stock beneficially held by Jonah Peretti. The Voting Agreement shall provide that the Voting Agreement Parties, which includes Jonah Peretti and certain of his affiliates, shall vote all shares of New BuzzFeed common stock beneficially held by such Voting Agreement Parties in favor of the election to New Buzzfeed’s board of directors of certain individuals designated by the Sponsor and, as a result, the Sponsor is deemed to share beneficial ownership of Jonah Peretti’s shares of New BuzzFeed common stock. The Sponsor is controlled by Mr. Rothstein, as manager, and therefore Mr. Rothstein has voting and dispositive power over the founder shares held by our sponsor and may be deemed to beneficially own such shares. In addition, certain of our other officers, directors, and advisors are members of the Sponsor.
(11)	Consists of 30,880,000 shares of New BuzzFeed Class A common stock. NBCUniversal Media, LLC is a wholly owned subsidiary of Comcast Corporation. The mailing address of NBCUniversal Media, LLC is 30 Rockefeller Plaza, New York, NY, 10112.
(12)	The securities directly held by New Enterprise Associates 13, L.P. (“NEA 13”) are indirectly held by NEA Partners 13, L.P. (“NEA Partners 13”), the sole general partner of NEA 13, NEA 13 GP, LTD (“NEA 13 LTD”), the sole general partner of NEA Partners 13 and each of the individual directors of NEA 13 LTD. The individual directors of NEA 13 LTD (the “NEA 13 LTD Directors”) are Forest Baskett, Patrick Kerins, who is a member of BuzzFeed’s board of directors, and Scott D. Sandell. NEA Partners 13, NEA 13 LTD, and the NEA 13 LTD Directors share voting and dispositive power with regard to BuzzFeed’s securities directly held by NEA 13. The mailing address of these entities is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.
(13)	Consists of (i) 808,926 shares of New BuzzFeed Class A common stock held by RRE Leaders Fund, LP and (ii) 9,494,962 shares of New BuzzFeed Class A common stock held by RRE Ventures IV, L.P. RRE Leaders GP, LLC, the general partner of RRE Leaders Fund LP, has sole voting and dispositive power with respect to the shares held by RRE Leaders Fund LP. The sole general partner of RRE Ventures IV, L.P. is RRE Ventures GP IV, LLC. The managing members and officers of these entities are James D. Robinson IV, Stuart J. Ellman, and William D. Porteous, a member of BuzzFeed’s Board. The address of each of these entities is 130 East 59th Street, 17th Floor, New York, NY 10022.
(14)	Each of General Atlantic Partners 93, L.P. (“GAP 93”), GAPCO GmbH & Co. KG (“GAPCO GmbH”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”) share beneficial ownership of the shares held by General Atlantic BF, L.P. The general partner of GA BF is General Atlantic (SPV) GP, LLC (“GA SPV”). The general partner of GAPCO GmbH is GAPCO Management GmbH (“GAPCO Management”). The general partner of GAP 93 is General Atlantic GenPar, L.P. (“GA GenPar”) and the general partner of GA GenPar is General Atlantic LP (“GA LP”). GA LP is controlled by the Management Committee of GASC MGP, LLC. GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and is the sole member of GA SPV. There are nine members of the Management Committee of GA LP (the “GA Management Committee”). GA LP, GASC MGP, LLC, GA GenPar, GA SPV, GAPCO Management and the GA Funds (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The mailing address of the foregoing General Atlantic entities, other than GAPCO GmbH and GAPCO Management, is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The mailing address of GAPCO GmbH and GAPCO Management is c/o General Atlantic GmbH, Luitpoldblock, Amiraplatz 3, 80333 München, Germany. Each of the members of the GA Management Committee disclaims ownership of the shares except to the extent that he has a pecuniary interest therein.
(15)	Consists of (i) 7,376,276 shares of New BuzzFeed Class A common stock held by Hearst Communications, Inc. and (ii) 5,000,000 shares of New BuzzFeed Class A common stock that will be held by HDS II, Inc. following the Business Combination and C Acquisition. HDS II, Inc. is a wholly-owned subsidiary of Hearst Communications, Inc., and Hearst Communications, Inc. may be deemed to be the beneficial owner of the shares of New BuzzFeed Class A common stock held by itself and HDS II, Inc. The address of Hearst Communications, Inc. and HDS II, Inc. is 300 West 57th Street, New York, NY 10019.
(16)	Consists of (i) 31,320 shares of New BuzzFeed Class B common stock held by John Johnson III and (ii) 5,598,657 shares of New BuzzFeed Class B common stock held by Johnson BF, LLC. John S. Johnson III is the sole member of Johnson BF, LLC and shares voting and dispositive power over the shares held by Johnson BF, LLC. Mr. Johnson and Johnson BF have granted Mr. Peretti an irrevocable proxy over their 31,320 shares and 5,598,657 shares, respectively, pursuant to the Holder Voting Agreement. See “Certain Relationships and Related Party Transactions — Certain Relationships and Related Party Transactions – New BuzzFeed — Holder Voting Agreement.” As a result, Mr. Johnson does not hold voting power of these shares, but retains dispositive power.

(17)	Consists of (i) 5,437,500 shares of New BuzzFeed Class A common stock issuable upon conversion of $65,250,000 principal amount of convertible notes to be purchased by Redwood Master Fund Ltd. in the Convertible Note Financing, (ii) 2,333,333 shares of New BuzzFeed Class A common stock issuable upon conversion of $28,000,000 principal amount of convertible notes to be purchased by Redwood Opportunity Fund, Ltd. in the Convertible Note Financing and (iii) 145,833 shares of New BuzzFeed Class A common stock issuable upon conversion of $1,750,000 principal amount of convertible notes to be purchased by Corbin Opportunity Fund, L.P. in the Convertible Note Financing. The percentage ownership represents a percentage of the total New BuzzFeed Class A common stock which would be outstanding following a conversion of all convertible notes issued in the Convertible Note Financing. The conversion rate is 83.3333 shares of New BuzzFeed Class A common stock per $1,000 principal amount of the convertible notes which is equivalent to a conversion price of approximately $12.50 per share. Redwood Capital Management, LLC (“RCM”) is the investment manager of Redwood Master Fund, Ltd. and Redwood Opportunity Master Fund, Ltd. RCM is wholly owned by Redwood Capital Management Holdings, LP (“RCM Holdings”). Mr. Ruben Kliksberg is the Chief Executive Officer of RCM, is the sole managing member of the general partner of RCM Holdings, and controls a majority of the limited partnership interests in RCM Holdings. Corbin Capital Partners Management, LLC is the general partner of Corbin Opportunity Fund, L.P. and Corbin Capital Partners, L.P. is the investment manager of Corbin Opportunity Fund, L.P. The mailing address for Redwood Master Fund Ltd., Redwood Opportunity Fund, Ltd. and Corbin Opportunity Fund, L.P. is c/o Redwood Capital Management, LLC, 250 W. 55th Street, New York, New York 10019.

NEW BUZZFEED MANAGEMENT AFTER THE BUSINESS COMBINATION

The following is a list of the persons who are anticipated to be New BuzzFeed’s directors and executive officers following the Business Combination and their ages and anticipated positions following the Business Combination.

Unless the context otherwise requires, any reference in this section of the proxy statement/prospectus to “BuzzFeed,” “we,” “us” or “our” refers to BuzzFeed and its consolidated subsidiaries prior to the consummation of the Business Combination and to New BuzzFeed and its consolidated subsidiaries following the Business Combination.

Executive Officers and Directors after the Business Combination

Effective immediately after the consummation of the Business Combination, the business and affairs of New BuzzFeed will be managed by or under the direction of the New BuzzFeed Board. The management team of New BuzzFeed is expected to be composed of members of the management team of BuzzFeed and Michael Del Nin. The following table lists the names, ages as of June 30, 2021, and positions of the individuals who are expected to serve as directors and executive officers of the post-combination company upon consummation of the Business Combination:

Name	Age	Position(s)
Executive Officers:
Jonah Peretti	47	Founder, Chief Executive Officer, and Director
Felicia DellaFortuna	38	Chief Financial Officer
Rhonda Powell	53	Chief Legal Officer and Corporate Secretary
Phuong Dao Nguyen	47	Publisher
Michael Del Nin*	50	President

Non-Employee Directors:
Joan Amble	68	Director
Greg Coleman	66	Director
Patrick Kerins	66	Director
Janet Rollé	59	Director
Adam Rothstein	49	Director

*  Mr. Del Nin has not yet entered into an employment agreement with BuzzFeed and the terms of that potential agreement, including compensation, remain subject to ongoing discussions.

Executive Officers

Jonah Peretti has served as BuzzFeed’s Chief Executive Officer and a member of the company’s board of directors since 2006. Prior to founding BuzzFeed, Mr. Peretti cofounded TheHuffingtonPost.com Inc., a digital publisher of news, lifestyle and popular culture content, and served in various management roles there from the company’s founding until its sale to AOL Inc. Mr. Peretti holds a B.S. in Environmental Science from University of California, Santa Cruz and a M.S. from the Massachusetts Institute of Technology Media Lab. We believe Mr. Peretti is qualified to serve as a member of the New BuzzFeed Board because of the historical knowledge, operational expertise and continuity he brings to the company, as well as his industry experience.

Felicia DellaFortuna has served as BuzzFeed’s Chief Financial Officer since February 2020. Ms. DellaFortuna previously served as Senior Vice President of Finance from May 2019 to February 2020, as the Vice President of Finance from June 2017 to May 2019, and started at our company serving as the Senior Director of Finance from October 2015 to June 2017. Prior to joining BuzzFeed, Ms. DellaFortuna served as Senior Director of Finance at Viant Technology Inc., an advertising software company, from 2013 to 2015. Ms. DellaFortuna also served as the Director of Financial Planning and Analysis at XIX Entertainment Limited, an entertainment content and intellectual rights organization, from 2011 to 2013. Ms. DellaFortuna started her career at Ernst & Young Inc., an accounting firm, where she held several roles in its Assurance and Transaction Advisory Services divisions, including Manager of Transaction Advisory Services, from August 2005 to May 2011. Ms. DellaFortuna holds a B.S. in Accounting from Lehigh University’s College of Business and Economics.

Rhonda Powell has served as BuzzFeed’s Chief Legal Officer and Corporate Secretary since September 2018. Prior to joining BuzzFeed, Ms. Powell served as Senior Vice President of Business & Legal Affairs and Chief Legal Officer at Complex Networks

from 2017 to 2018. Between 2004 and 2017, Ms. Powell held several roles at Scripps Networks Interactive, Inc. (now part of Discovery Communications), including Vice President, Business and Legal Affairs. Prior to joining Scripps Networks, Ms. Powell served as Senior Counsel to Reuters America Inc., a subsidiary of the multinational media conglomerate now known as Thomson Reuters Corporation, from 2000 to 2004. Ms. Powell began her career as an Associate, first at Leboeuf, Lamb, Greene & MacRae from 1993 to1996, and then at Proskauer Rose LLP, an international law firm, from 1996 to 2000. Ms. Powell holds an A.B. in Sociology from Harvard University and a J.D. from University of Michigan Law School.

Phuong Dao Nguyen joined BuzzFeed in 2012 and has served as the company’s Publisher since 2014. Prior to joining our company, Ms. Nguyen worked at Le Monde Interactif SA, or Le Monde, the digital subsidiary of the Le Monde newspaper in France, from 2001 to 2008. Ms. Nguyen served as the subsidiary’s Chief Executive Officer during her last 2.5 years at Le Monde. She has held technical and product positions at several other digital companies including a Dow Jones venture from 2009 to 2012, Concrete Media Inc., an internet consulting company, from 1998 to 2001, and Accenture plc, formerly Andersen Consulting, from 1994 to 1998. Ms. Nguyen holds a B.A. in Applied Math/Computer Science from Harvard University.

Michael Del Nin currently serves as 890’s Chief Financial Officer and Chief Operating Officer and is in discussions to join BuzzFeed as its President in connection with the Closing. Mr. Del Nin was the Co-Chief Executive Officer of Central European Media Enterprises Ltd., one of Europe’s leading television broadcasters, from September 2013 until its sale in October 2020, and was a member of its Board of Directors from October 2009 until September 2013. Mr. Del Nin previously was the Senior Vice President of International and Corporate Strategy at Time Warner Inc. from 2008 until 2013, in which capacity he helped drive Time Warner Inc.’s global strategy and business development initiatives, with a particular focus on international operations and investments. From 2006 to 2008, Mr. Del Nin was the Senior Vice President responsible for Mergers and Acquisitions at Time Warner Inc. Mr. Del Nin’s prior experience includes roles at New Line Cinema, as Senior Vice President, Business Development, and as an investment banker at Salomon Smith Barney focused on the media industry.

Non-Employee Directors

Angela (Anjula) Acharia is expected to join New BuzzFeed’s board of directors in connection with the Closing. Ms. Acharia is the founder and Chief Executive Officer of A-Series Investments and Management, a management and investment vehicle, and serves as a talent strategist and strategic investor and advisor to numerous consumer technology and CPG companies. The company also manages actress Priyanka Chopra. In 2006, Ms. Acharia co-founded Desi Hits!, a multi-platform media company that produces and distributes fusion entertainment content aimed at the South Asian diaspora, where she pioneered the merging of global cultures by introducing top-tier American musical artists to India. Prior to that, Ms. Acharia was a Senior Partner at Forsyth Group, a London-based boutique executive search firm, and a Director at TMP Worldwide, a global talent acquisition technology company. Ms. Acharia holds a BA from Middlesex University. We believe that Ms. Acharia is qualified to serve as a member of the New BuzzFeed Board due to her extensive investment experience and advisory experience relating to consumer technology companies and the entertainment industry.

Joan Amble joined BuzzFeed’s board of directors in August 2021. She currently serves on the boards of directors of Zurich Insurance Group, since April 2015, Booz Allen Hamilton, since 2012, and XM Radio, since 2006; she also served on the board of merged Sirius XM Holdings Inc. until June 2021. She is the president of JCA Consulting, LLC and has served as an independent advisor to the Control and Risk Committee of the Executive Committee of the U.S. affiliate of Société Générale S.A. since October 2016. In addition, Ms. Amble was a member of the Standing Advisory Group for the Public Company Accounting Oversight Board (PCAOB) from 2014 through 2020, and she was a member of the Financial Accounting Standards Advisory Council (FASAC) from 2007 through 2011. Previously, Ms. Amble was the executive vice president, finance for the American Express Company from May to December 2011, and served as its executive vice president and corporate comptroller from December 2003 until May 2011. Prior to joining American Express Company, Ms. Amble served as chief operating officer and chief financial officer of GE Capital Markets, a service business within GE Capital Services, Inc., overseeing securitizations, debt placement, and syndication, as well as structured equity transactions. From 1994 to March 2003, Ms. Amble served as vice president and controller for GE Capital Markets and GE Financial Services, Inc. Ms. Amble also served as a director at Broadcom Corp. from 2009 to 2011 and Brown-Forman Corporation from 2011 to June 2016. She holds a B.S. degree in Accounting from The Pennsylvania State University. We believe that Ms. Amble is qualified to serve as a member of the New BuzzFeed board based on her extensive leadership service and accounting background.

Greg Coleman is expected to join New BuzzFeed’s board of directors in connection with the Closing. He is currently an Entrepreneur in Residence at Lerer Hippeau Ventures and sits on numerous boards at the intersection of technology, media and advertising including BuzzFeed Japan, TuneIn, Inc., LoopMe Ltd., Tubular Labs, Inc., Botify SAS, and Meredith Corp. He formerly served on the boards of Skimlinks, Inc. and Eyeview, Inc. He also serves as an adviser to 890. Most recently, Mr. Coleman was the President of BuzzFeed and advertising technology company Criteo SA. He has previously held roles as President and Chief Revenue Officer at TheHuffingtonPost.com, Inc. and the Executive Vice President of Global Sales at Yahoo! Inc. Mr. Coleman also served as President of Platform-A at AOL Inc. from February to April of 2009 and was formerly Senior Vice President of Reader’s Digest Association, Inc. and president of U.S. Magazine Publishing. Previously, he served as Vice President and National Sales Manager at CBS, Inc. Mr. Coleman holds a B.S. degree in Business Administration from Georgetown University and attended the M.B.A. program at New York University. He currently is an adjunct professor at New York University’s Stern School of Business where he teaches a class on digital marketing and innovation. We believe that Mr. Coleman is qualified to serve as a member of the New BuzzFeed board of directors based on his extensive leadership and advisory experience relating to technology, media and advertising.

Patrick Kerins has served as a member of our board of directors since 2012. Mr. Kerins serves on the board of directors for several private companies. Mr. Kerins is currently a Special Partner at New Enterprise Associates Inc., an American-based venture capital firm. Prior to that Mr. Kerins served as a General Partner at Grotech Capital Group Inc., a venture capital and private equity company, from 1996 to 2006. Mr. Kerins also served as an investment banker for Alex Brown & Sons Inc., an investment banking firm, from 1987 to 1996. Prior to that, Mr. Kerins served as a consultant for McKinsey & Co. Inc., a management consulting firm, from 1985 to 1987. Mr. Kerins served as a Lieutenant in the US Navy from 1977 to 1983. Mr. Kerins holds an MBA from Harvard Business School and a B.S. from Villanova University. We believe that Mr. Kerins is qualified to serve as a member of the New BuzzFeed Board based on his extensive leadership experience and financial knowledge.

Janet Rollé has served as a member of our board of directors since October 2020. Ms. Rollé serves on the board of directors for several private companies. Since 2016, Ms. Rollé has been serving as the General Manager at Parkwood Entertainment LLC, an American management and entertainment company. Ms. Rollé has served previously as the Executive Vice President and Chief Marketing officer for Cable News Network at Warner Media, LLC, a multinational news-based pay television channel, from April 2011 to May 2013, as well as Executive Vice President and Chief Marketing Officer for BET Networks Inc., an entertainment network, from April 2007 to April 2011. Prior to that, Ms. Rollé was Vice President and General Manager of AOL Inc., an American web portal and online service provider, and Vice President of Programming Enterprises & Business Development at MTV Networks Inc., an entertainment and media channel. Ms. Rollé holds an MBA from Columbia University and a BFA from Purchase College SUNY. We believe that Ms. Rollé is qualified to serve as a member of the New BuzzFeed Board due to her industry expertise from prior experience as an executive and director for numerous public and private communication and entertainment companies.

Adam Rothstein serves as 890’s Executive Chairman and board member, and will join the New BuzzFeed Board at the Closing. Mr. Rothstein is a Co-Founder and General Partner of Disruptive Technology Partners, an Israeli technology-focused early-stage investment fund, and Disruptive Growth, a collection of late-stage investment vehicles focused on Israeli technology, which he co-founded in 2013 and 2014 respectively. Since 2014, Mr. Rothstein has also been the Managing Member of 1007 Mountain Drive Partners, LLC, which is a consulting and investment vehicle. Previously, from July 2019 until January 2021, Mr. Rothstein was a director of Subversive Capital Acquisition Corp. (NEO: SVC.A.U) (OTCQX: SBVCF), a special purpose acquisition company that partnered with Shawn “JAY-Z” Carter and Roc Nation in January 2021 to acquire CMG Partners Inc. and Left Coast Ventures, Inc. and which now trades as TPCO Holding Corp. (NEO: GRAM.U) (OTCQX: GRAMF). Mr. Rothstein was also a sponsor and director of Roth CH Acquisition I Co. (NASDAQ: ROCH), from May 2020 until March 2021. Roth CH Acquisition I was a special purpose acquisition company that merged with PureCycle Technologies LLC and is now publicly listed on NASDAQ as PureCycle Technologies, Inc. (NASDAQ: PCT). Mr. Rothstein was also a sponsor and director of Roth CH Acquisition II Co. (NASDAQ: ROCC), from December 2020 until July 2021. Roth CH Acquisition II was a special purpose acquisition company that merged with Reservoir Holdings, Inc. and is now publicly listed on NASDAQ as Reservoir Media, Inc. (NASDAQ: RMI). In July of 2021 Mr. Rothstein was named a director of Reservoir Media, Inc. (NASDAQ: RMI). Mr. Rothstein is also a sponsor and director of Roth CH Acquisition III Co. (NASDAQ: ROCR) since March 2021. Roth CH Acquisition III Co. is a special purpose acquisition company that has entered into an agreement and plan of merger with BCP QualTek HoldCo, LLC pursuant to which Roth CH Acquisition III Co. will acquire BCP QualTek HoldCo, LLC. Mr. Rothstein is also a director of Roth CH Acquisition IV Co. since August 2021. Roth CH Acquisition IV Co. is a special purpose acquisition company. Mr. Rothstein has over 20 years of investment experience, and currently sits on the boards of directors of several early- and mid-stage technology and media companies both in the US and in Israel and is on the Advisory Board for the Leeds School of Business at the University of Colorado, Boulder. Mr. Rothstein graduated summa cum laude with a Bachelor of Science in Economics from the Wharton School of Business at the University of Pennsylvania and has a Master of Philosophy (MPhil) in Finance from the University of Cambridge. We believe that Mr. Rothstein is qualified to serve as a member of the New BuzzFeed Board due to his extensive investment experience and experience as a director for numerous technology and media companies.

Corporate Governance

Appointment of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between any of our directors or executive officers.

Board Composition

New BuzzFeed’s business and affairs will be organized under the direction of the New BuzzFeed Board. We anticipate that the New BuzzFeed Board will consist of seven members, with no vacancies. Mr. Peretti will serve as Chairman of the New BuzzFeed Board. Upon consummation of the Business Combination, the New BuzzFeed Board will appoint a lead independent director. The primary responsibility of the New BuzzFeed Board will be to provide oversight, strategic guidance, counseling and direction to New BuzzFeed’s management. The New BuzzFeed Board will meet on a regular basis and additionally as required.

Classified Board of Directors

In accordance with the terms of the Proposed Charter, which will be effective upon the consummation of the Business Combination, the New BuzzFeed Board will consist of seven members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The New BuzzFeed Board will be divided among the three classes as follows:

●	the Class I directors will be, and their terms will expire at the first annual meeting of stockholders to be held after the completion of the Business Combination;
●	the Class II directors will be, and their terms will expire at the second annual meeting of stockholders to be held after the completion of the Business Combination; and
●	the Class III directors will be, and their terms will expire at the third annual meeting of stockholders to be held after the completion of the Business Combination.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. The Proposed Charter and Proposed Bylaws, which in each case will be effective upon the completion of the Business Combination will authorize only the New BuzzFeed Board to fill vacancies on the New BuzzFeed Board. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of New BuzzFeed. See the section titled “Description of Capital Stock — Anti-Takeover Provisions.”

Controlled Company Exemptions

Upon completion of the Business Combination, New BuzzFeed will be considered a “controlled company” under the rules of Nasdaq. Controlled companies are exempt from certain Nasdaq corporate governance rules including the requirements that (i) a majority of the board of directors consist of “independent” directors under the listing standards of Nasdaq, (ii) director nominees be selected or recommended to the board of directors by independent directors and (iii) New BuzzFeed has a compensation committee composed entirely of independent directors. Following the Business Combination, although New BuzzFeed will be eligible to use some or all these exemptions, New BuzzFeed does not expect to initially avail itself of any of these exemptions. It is anticipated that, upon completion of the Business Combination, the New BuzzFeed Board will be composed of a majority of independent directors and that each member of New BuzzFeed’s compensation committee and nominating, corporate governance and social responsibility committee will be an independent director. See “— Director Independence.”

Director Independence

Upon the consummation of the Business Combination, the New BuzzFeed Board is expected to determine that each of the directors except for     on the New BuzzFeed Board will qualify as independent directors under the rules of The Nasdaq Stock Market

LLC (“Nasdaq”), and SEC rules and regulations. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the New BuzzFeed Board will review and discuss information provided by the directors and by BuzzFeed with regard to each director’s business and personal activities and relationships as they may relate to New BuzzFeed and its management, including the beneficial ownership of capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. New BuzzFeed intends to satisfy the audit committee independence requirements of Rule 10A-3 as of the consummation of the Business Combination. Additionally, compensation committee members must not have a relationship with New BuzzFeed that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Committees of the Board of Directors

Effective upon the consummation of the Business Combination, the New BuzzFeed Board will have three standing committees  – an audit committee, a compensation committee, and a nominating, corporate governance and corporate responsibility committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of the New BuzzFeed website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

New BuzzFeed’s audit committee will consist of Ms. Amble,     and,     with Ms. Amble serving as the chair. The New BuzzFeed Board is expected to determine that each of the members of the audit committee meets the independence requirements under Nasdaq and SEC rules and is financially literate. In addition, the New BuzzFeed Board is expected to determine that Ms. Amble is an “audit committee financial expert” within the meaning of the SEC regulations and meets the financial sophistication requirements of the Nasdaq listing rules. In making this determination, the New BuzzFeed Board will consider Ms. Amble’s formal education and previous experience in financial roles. This designation does not, however, impose on her any supplemental duties, obligations or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. Both New BuzzFeed’s independent registered public accounting firm and management periodically will meet privately with New BuzzFeed’s audit committee.

The principal functions of the audit committee are expected to include, among other things:

●	selecting a firm to serve as our independent registered public accounting firm to audit our financial statements;
●	ensuring the independence of the independent registered public accounting firm;
●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
●	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
●	considering the adequacy of our internal control and internal audit function;
●	reviewing related-party transactions that are material or otherwise implicate disclosure requirements; and

●	approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. New BuzzFeed will comply with future requirements to the extent they become applicable to New BuzzFeed.

Compensation Committee

New BuzzFeed’s compensation committee will consist of Mr. Kerins,     and,     with     Mr. Kerins serving as the chair. The New BuzzFeed Board is expected to determine that each of the members of New BuzzFeed’s compensation committee meets the independence requirements under Nasdaq and SEC rules. Each member of this committee will also be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

The principal functions of the compensation committee are expected to include, among other things:

●	reviewing and approving, or recommending that the New BuzzFeed Board approve, the compensation of our Chief Executive Officer and our other executive officers;
●	reviewing succession plans for our Chief Executive Officer;
●	reviewing and recommending to the New BuzzFeed Board the compensation of our directors;
●	administering our stock and equity incentive plans; and
●	establishing our overall compensation philosophy.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations.

Nominating, Corporate Governance and Corporate Responsibility Committee

New BuzzFeed’s nominating, corporate governance and corporate responsibility committee will consist of     , and    , with serving as chair. The New BuzzFeed Board is expected to determine that each of the members of our nominating, corporate governance and corporate responsibility committee meets the independence requirements under Nasdaq and SEC rules.

The principal functions of the nominating, corporate governance and corporate responsibility committee are expected to include:

●	identifying and recommending candidates for membership on the New BuzzFeed Board;
●	recommending directors to serve on board committees;
●	reviewing and recommending to our board of directors any changes to our corporate governance principles;
●	reviewing proposed waivers of the code of conduct for directors and executive officers;
●	overseeing the process of evaluating the performance of our board of directors; and
●	advising our board of directors on corporate governance matters.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New BuzzFeed’s compensation committee is currently, or has been at any time, one of BuzzFeed’s, 890’s or New BuzzFeed’s officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board or compensation committee during 2020.

Code of Business Conduct and Ethics

Prior to the completion of the Business Combination, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our President and Chief Executive Officer, Chief Financial Officer, and other executive and senior officers. The full text of this code of business conduct and ethics will be posted on the investor relations page of New BuzzFeed’s website. The reference to New BuzzFeed’s website address in this filing does not include or incorporate by reference the information on that website into this filing. New BuzzFeed intends to disclose future amendments to certain provisions of this code of business conduct and ethics, or waivers of these provisions, on its website or in public filings to the extent required by the applicable rules.

Non-Employee Director Compensation

The table below provides information regarding the total compensation of the non-employee members of our board of directors who served on our board of directors during the year ended December 31, 2020. All compensation that we paid to Mr. Peretti, our only employee director, is set forth in the table below in “Executive Compensation — Summary Compensation Table.” During the year ended December 31, 2020, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.

	Fees Earned or	Option
Name	Paid in Cash	Awards(1)	Stock Awards	Total
Scott English(2)	—	—	—	—
Eric Hippeau(2)	—	—	—	—
Patrick Kerins	—	—	—	—
William Porteous(2)	—	—	—	—
Janet Rollé	—	—	—	—
(1)	The following table sets forth information regarding the aggregate number of shares of our common stock underlying outstanding stock options held by our non-employee directors as of December 31, 2020 and the aggregate number of unvested shares of our common stock underlying outstanding stock options held by our non-employee directors as of December 31, 2020:

Number of
	Shares	Number of	Number of
	Underlying	Shares	Shares	Number of
	Stock Options	Underlying	Underlying	Shares
	Granted in the	Stock Options	Unvested Stock	Underlying
	Year Ended	Held as of	Options Held as	RSUs Held as of
	December 31,	December 31,	of December 31,	December 31,
Name	2020	2020	2020	2020
Scott English	—	—	—	—
Eric Hippeau	—	—	—	—
Patrick Kerins	—	—	—	—
William Porteous	—	—	—	—
Janet Rollé	—	—	—	—
(2)	This director is expected to resign from the BuzzFeed Board immediately prior to the Closing and will not be a member of the New BuzzFeed Board.

Non-Employee Director Compensation Policy

Before the Business Combination, BuzzFeed did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on the board of directors or committees of the board of directors. Following the Business Combination, the Board expects to approve a non-employee director compensation policy, which will be designed to align compensation with New BuzzFeed’s business objectives and the creation of stockholder value, while enabling New BuzzFeed to attract, retain, incentivize and reward directors who contribute to the long-term success of the company. The terms of such non-employee director compensation policy will be determined following the Closing.

EXECUTIVE COMPENSATION

890

None of our officers or directors has received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on Nasdaq through the earlier of consummation of our initial Business Combination and our liquidation, we will pay an affiliate of our sponsor a total of $20,000 per month, for up to 24 months, for office space, utilities, general office and secretarial support, and administrative and support services. Our founders, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. Our audit committee will review on a quarterly basis all payments that were made to our founders, officers, directors or our or any of their affiliates.

Any such payments prior to an initial Business Combination have been, and will continue to be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial Business Combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, have been paid by the company to our founders, executive officers and directors, or any of their respective affiliates, prior to completion of our initial Business Combination.

After the completion of our initial Business Combination, directors or members of our management team or advisors who remain with us may be paid consulting, management or other compensation from the combined company. All compensation will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed Business Combination. It is unlikely the amount of such compensation will be known at the time because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our initial Business Combination will be determined by a compensation committee constituted solely by independent directors.

We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial Business Combination should be a determining factor in our decision to proceed with any potential Business Combination.

Since our formation, we have not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of our executive officers or directors.

We also expect that members of the New BuzzFeed management team will receive equity-based incentive compensation awards from time to time pursuant to the 2021 Equity Incentive Plan, subject to approval of “Proposal No. 5 — The Incentive Plan Proposal.”

For more information about the interests of our Sponsor, directors and officers in the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

BuzzFeed

Unless the context otherwise requires, any references in this section of the proxy statement/prospectus to “BuzzFeed,” “we,” “us,” or “our” refers to BuzzFeed prior to the consummation of the Business Combination and to New BuzzFeed and its consolidated subsidiaries following the Business Combination.

The following tables and accompanying narrative set forth information about the 2020 compensation provided to our principal executive officer and the two most highly-compensated executive officers (other than our principal executive officer) who were serving as executive officers as of December 31, 2020. These executive officers were Jonah Peretti, our Founder and Chief Executive Officer, Phuong Dao Nguyen, our Publisher, and Rhonda Powell, our Chief Legal Officer, and we refer to them in this section as our “named executive officers.”

2020 Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for 2020.

				Non-Equity
			Option	Incentive Plan	All Other
Name and Principal Position	Salary ($)	Bonus ($)(1)	Awards ($)	Compensation ($)	Compensation ($)		Total ($)
Jonah Peretti, Founder and Chief Executive Officer	$225,000	$213,227	$—	$—	$702	(2)	$438,979
Phuong Dao Nguyen, Publisher	$375,000	$260,368	$—	$—	$3,448	(3)	$638,816
Rhonda Powell, Chief Legal Officer	$352,200	$204,000	$—	$—	$3,880	(4)	$560,380

(1)Amounts represent bonuses paid under our annual discretionary corporate bonus plan, described in greater detail below.
(2)The amount reported represents (i) a $500 work-from-home stipend and (ii) $200 in group term life insurance imputed income.
(3)The amount reported represents our matching contribution of $2,138 on Ms. Ngyuen’s behalf under our 401(k) plan, (ii) a $500 work-from-home stipend, and (iii) $810 in group term life insurance imputed income.
(4)The amount reported represents (i) our matching contribution of $2,138 on Ms. Powell’s behalf under our 401(k) plan, (ii) a $500 work-from-home stipend, and (iii) $1,242 in group term life insurance imputed income.

Equity Compensation

BuzzFeed previously granted, and New BuzzFeed will, from time to time, grant equity awards in the form of stock options and/or RSUs to our named executive officers, which are generally subject to vesting based on each named executive officer’s continued service with us. Each of our named executive officers currently holds outstanding options to purchase shares of our common stock and/or RSUs with respect to shares of our common stock, in each case that were granted under the BuzzFeed Incentive Plans, as set forth in the table below titled “2020 Outstanding Equity Awards at Fiscal Year-End.”

Annual Discretionary Bonus Compensation

During 2020, each of our named executive officers earned cash bonuses that were entirely discretionary, with funding generally determined through a combination of overall company performance and individual performance. We did not implement a formal corporate bonus plan for fiscal 2020.

Offer Letters

We may enter into new and/or amended and restated offer letters with each of our named executive officers following the consummation of the Business Combination, subject to the discussion and approval of the New BuzzFeed Board.

In addition, Ms. Nguyen and Ms. Powell have each executed our form of standard employee invention assignment and confidentiality agreement which includes a 12-month post-termination non-solicitation covenant, for executive officers residing in states where such agreements are permissible and enforceable under state law. Mr. Peretti has not signed an employee invention assignment and confidentiality agreement.

Potential Payments upon Termination or Change of Control

Existing Offer Letters

Under her current offer letter with BuzzFeed, Ms. Rhonda Powell is entitled to acceleration of 50% of her then unvested RSUs upon a Change in Control. Further, if Ms. Powell is terminated without cause or resigns with good reason, in either case within 12 months following a Change in Control, 100% of any remaining RSUs will immediately vest.

Change in Control Severance Agreements

We anticipate that the New BuzzFeed Board will consider whether to adopt a Change in Control and Severance Plan following the consummation of the Business Combination. Any such Change in Control and Severance Plan would be subject to the discussion and approval of the New BuzzFeed Board. To the extent our named executive officers participate in a newly adopted Change in Control and Severance Plan, we would expect that such participation will be determined by the New BuzzFeed Board on a case by case basis and supersede any existing entitlements our named executive officers may currently have for severance and/or acceleration.

2020 Outstanding Equity Awards at Fiscal Year-End

The following table presents, for each of our named executive officers, information regarding outstanding equity awards as of December 31, 2020.

		Option Awards					Stock Awards
										Market
										Value of
		Number of		Number of				Number of		Shares or
		Securities		Securities				Shares or		Units
		Underlying		Underlying				Units of		of Stock
		Unexercised		Unexercised				Stock That		That Have
	Award	Options		Options		Option	Option	Have Not		Not
	Grant	Exercisable		Unexercisable		Exercise	Expiration	Vested		Vested
Name	Date	(#)(1)		(#)(1)		Price ($)	Date	(#)		($)(1)(2)
Jonah Peretti	11/30/2018	—		7,500,000	(3)	2.98	11/29/2028	—		—
Phuong Dao Nguyen	9/26/2013	120,000	(4)	—		0.32	9/25/2023	—		—
	8/7/2014	150,000	(4)	—		1.62	8/06/2024	—		—
	11/13/2014	600,000	(4)	—		2.29	11/12/2024	—		—
	10/21/2015	177,788		—		2.68	10/20/2025	—		—
	10/21/2015	122,212		—		2.68	10/20/2025	—		—
	4/11/2019	—		—		—	—	250,000	(5)	697,500
	8/1/2019	—		—		—	—	920,000	(6)	2,566,800
Rhonda Powell	10/16/2018	—		—		—	—	320,000	(7)	892,800
(1)	All of the outstanding equity awards were granted under the 2015 Equity Incentive Plan, unless otherwise indicated. The equity awards are subject to vesting acceleration as set forth in the section titled “Potential Payments upon Termination or Change of Control.”
(2)	The dollar value of these awards is calculated by multiplying the number of units by $2.79 per share, the 409A valuation of BuzzFeed’s common stock as of December 31, 2020.
(3)	This vesting of this option was based on the attainment of certain company-level performance metrics for the years ended December 31, 2018, 2019 and 2020. The targets set forth in the option grant were not achieved and this option was cancelled subsequent to December 31, 2020.
(4)	This equity award was granted under the 2008 Equity Incentive Plan.
(5)	The RSUs will vest on the following schedule: (a) 25% shall vest one year after the grant date and (b) 1/48th of the total award amount shall vest on a monthly basis thereafter; provided that no shares will be delivered until a liquidity event or change in control (as defined in the 2015 Equity Incentive Plan).

(6)	The RSUs will vest on the following schedule: (a) 25% shall vest one year after the grant date and (b) 1/48th of the total award amount shall vest on a monthly basis thereafter; provided that no shares will be delivered until a liquidity event or change in control (as defined in the 2015 Equity Incentive Plan).
(7)	The RSUs will vest on the following schedule: (a) 25% shall vest one year after the grant date and (b) 1/48th of the total award amount shall vest on a monthly basis thereafter; provided that no shares will be delivered until a liquidity event or change in control (as defined in the 2015 Equity Incentive Plan).

Employee Stock Plans

2008 Stock Plan and 2015 Equity Incentive Plan

We have outstanding options under our 2008 Plan and outstanding options and RSUs under our 2015 Equity Incentive Plan (the “2015 Plan”).

Upon the effectiveness of our 2015 Plan (as described in the section titled “— 2015 Equity Incentive Plan” below), the shares reserved but not issued or subject to outstanding awards under our 2008 Plan became available for grant and issuance under our 2015 Plan as common stock. Upon the effectiveness of our 2021 Plan (as described under the section titled “The Incentive Plan Proposal — Summary of the 890 5th Avenue Partners, Inc. 2021 Equity Incentive Plan” below), the shares reserved but not issued or subject to outstanding awards under our 2015 Plan will become available for grant and issuance under our 2021 Plan as common stock.

2008 Stock Plan

The 2008 Plan was adopted by the board of directors and stockholders in 2008. No new grants were made under the 2008 Plan following the adoption of our 2015 Plan.

The 2008 Plan provided for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Internal Revenue Code, and nonstatutory stock options. It also provided for the direct award or sale of shares, but only options remain outstanding under the 2008 Plan.

The 2008 Plan is currently administered by our board of directors and will be administered by our compensation committee following the consummation of the Business Combination, all of the members of which will be outside directors as defined under applicable federal tax laws, or by our board acting in place of our compensation committee. The administrator has the authority to construe and interpret the 2008 Plan and make all other determinations necessary or advisable for the administration of the 2008 Plan.

Stock options granted under the 2008 Plan generally may not be transferred in any manner other than by beneficiary designation, will or by the laws of descent and distribution, provided that nonstatutory stock options may be transferred by gift or domestic relations order to a family member of the optionees. Stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s legal representative.

Options granted under our 2008 Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us other than for death or disability, for a period of twelve months after the termination of the optionee’s service to us in the case of a termination due to death, and for a period of six months after the termination of the optionee’s service to us in the case of a termination due to disability or, in each case such longer period as the administrator may provide. The maximum term of options granted under our 2008 Plan is ten years.

The 2008 Plan was terminated upon the adoption of our 2015 Plan and options that were granted prior to such termination remain outstanding under the 2008 Plan pursuant to their terms. Our board was able to amend our 2008 Plan at any time, subject to certain stockholder approval requirements. Any amendments that would require stockholder approval under the 2008 Plan (increasing the share reserve and changing the class of individual who could receive incentive stock options) will not be made in light of the fact that no new awards will be granted under the 2008 Plan.

In the event of a “change in control” (as defined in the 2008 Plan), the 2008 Plan provides that outstanding options will be subject to the agreement evidencing the change in control, which need not treat all outstanding options an identical manner and may provide for one or more of the following: the cancellation of outstanding options without consideration, continuation, assumption or substitution of outstanding options, and the cancellation of the options in exchange for a payment in cash or securities.

As of June 30, 2021, stock options to purchase 15,653,506 shares of our common stock that were granted under the 2008 Plan remained outstanding and none remained available for future grant. The stock options outstanding as of June 30, 2021 had a weighted-average exercise price of $1.10 per share.

2015 Equity Incentive Plan

Our 2015 Plan was adopted by our board of directors and approved by our stockholders in October 2015 and was last amended in 2018. The 2015 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Internal Revenue Code, and non-statutory stock options, as well as for the issuance of shares of restricted stock and the grant of RSUs and stock appreciation rights. Only stock options and RSUs have been granted under the 2015 Plan.

Our 2015 Plan is currently administered by our board of directors and will be administered by our compensation committee following the consummation of the Business Combination, all of the members of which will be outside directors as defined under applicable federal tax laws, or by our board acting in place of our compensation committee. The administrator has the authority to construe and interpret our 2015 Plan, grant awards, and make all other determinations necessary or advisable for the administration of the plan.

Awards granted under our 2015 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or, with respect to non-statutory stock options, by instrument to an inter vivos or testamentary trust, or by gift to a family member. Awards may be exercised during the lifetime of the optionee only by the optionee or the optionee’s legal representative. Stock options granted under our 2015 Plan generally will expire upon the optionee’s termination of service for cause or may be exercised for a period of three months after the termination of the optionee’s service to us other than for cause, death, or disability, for a period of twelve months after the termination of the optionee’s service to us in the case of a termination due to death or disability (or the optionee’s death within three months after termination of service to us other than for cause), or such longer or shorter period (not less than thirty days in the case of termination of optionee’s service other than for cause, death or disability and not less than six months in the case of a termination for death or disability), in each case as the administrator may provide. The maximum term of options granted under our 2015 Plan is ten years.

Our 2015 Plan will terminate ten years from the later of the date our board approves the plan or the most recent increase in the number of shares reserved under the plan, unless it is terminated earlier by our board. Our board may amend or terminate our 2015 Plan at any time, but such amendment or termination will not affect any shares previously issued or any award previously granted under the plan. If our board amends our 2015 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

In the event of an “acquisition” or “other combination” (as such terms are defined in the 2015 Plan), the 2015 Plan provides that outstanding equity awards will be subject to the agreement evidencing the acquisition or other combination, which agreement need not treat all outstanding equity awards in an identical manner and such agreement shall provide for one or more of the following: the equity awards may be continued, assumed, substituted, settled by payment (in cash or securities of the surviving corporation or its parent) of the full value of the equity awards, accelerated (in full or in part), or canceled without consideration, and awards would terminate upon the consummation of the acquisition or other combination unless they are continued, assumed, or substituted. Our board, in its sole discretion, may provide in any award agreement for the accelerated vesting of awards.

We will cease issuing awards under our 2015 Plan upon the effectiveness of the 2021 Plan, which is described below. At such time, we will grant equity awards under our 2021 Plan. However, any outstanding awards granted under the 2015 Plan will remain outstanding, subject to the terms of our 2015 Plan and applicable award agreements, until they are exercised or settled or until they terminate or expire by their terms.

As of June 30, 2021, we had reserved 32,626,318 shares of our common stock for issuance under our 2015 Plan. As of June 30, 2021, options to purchase 8,057,845 of these shares of our common stock and RSUs with respect to 16,796,702 shares remained outstanding and 16,810,279 of these shares of our common stock remained available for future grant. The stock options outstanding as of June 30, 2021 had a weighted-average exercise price of $2.68 per share.

Upon the effectiveness of our 2021 Plan, the shares reserved but not issued or subject to outstanding awards under our 2015 Plan will become available for grant and issuance under our 2021 Plan as common stock.

401(k) Plan

BuzzFeed sponsors a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Internal Revenue Code. U.S. employees who have attained at least 18 years of age are generally eligible to participate in the plan on the first day of the calendar month following the employees’ completion of certain eligibility requirements. Temporary employees, interns and fixed term employees are excluded from participation. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Internal Revenue Code. Pre-tax contributions by participants and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her pre-tax deferrals is 100% vested when contributed. The plan provides for 25% employer matching contribution and a discretionary employer profit sharing contribution.

Post-Business Combination Executive Compensation

Following the consummation of the Business Combination, New BuzzFeed intends to develop an executive compensation program that is designed to align compensation with New BuzzFeed’s business objectives and the creation of shareholder value, while enabling New BuzzFeed to attract, retain, incentivize and reward individuals who contribute to the long-term success of New BuzzFeed. Decisions regarding the executive compensation program will be made by the New BuzzFeed compensation committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

890

On October 15, 2020, our Sponsor purchased an aggregate of 7,187,500 founder shares in exchange for a capital contribution of $25,000, or approximately $0.003 per share. In December 2020, our Sponsor sold 621,222 founder shares to PA 2 Co-Investment (an affiliate of Cowen), and in January 2021 sold an aggregate of 266,238 founder shares to Craig-Hallum and certain of its affiliates and an aggregate of 105,000 founder shares to our independent director nominees (20,000 shares to each of Ms. Yaccarino and Messers. Flanders, Bank, and Jashni, and 25,000 to Ms. Turner (Ms. Turner received 20,000 shares for her service as an independent director and 5,000 shares for her service as chair of the audit committee)), resulting in our Sponsor holding 6,195,040 founder shares.

Our Founders purchased an aggregate of 777,500 Private Placement Units, consisting of one share of 890 Class A common stock and one-third of one redeemable warrant, each whole warrant (or Private Placement Warrant), in connection with 890’s IPO, at a price of $10.00 per Private Placement Unit, or $7.775 million in the aggregate. Each Private Placement Warrant entitles the holder to purchase one share of Class A common stock at $11.50 per share. The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination.

Commencing on the date of the listing of the Units on the Nasdaq Capital Market, 890 pays the Sponsor $20,000 per month for office space, utilities, general office and secretarial support, and administrative and support services. Upon completion of 890’s initial business combination or liquidation, it will cease paying these monthly fees.

890’s officers and directors are entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on 890’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. 890’s audit committee reviews on a quarterly basis all payments that were made to our Sponsor, 890’s officers, directors or its or their affiliates.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of its officers and directors may, but are not obligated to, loan 890 funds as may be required on a non-interest basis. If 890 completes the Business Combination, New BuzzFeed would repay such loaned amounts. In the event that the Business Combination does not close, 890 may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayment. The warrants would be identical to the Private Placement Warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

In connection with the Business Combination, our Sponsor will enter into the Amended and Restated Registration Rights Agreement, and the Sponsor has entered into the Sponsor Support Agreement and the BuzzFeed Support Agreement. For additional information, see the section titled “Ancillary Agreements Related to the Business Combination.”

Two members of 890’s board of directors, Mr. David Bank, Executive Vice President, Corporate Development and Strategy for A+E Networks, and Mrs. Linda Yaccarino, Chairman of Global Advertising and Partnerships at NBCUniversal, recused themselves with respect to board deliberations and voting regarding the Business Combination owing to their potential indirect interest in the Business Combination and related transactions.

BuzzFeed

Acquisition of Complex Networks

On March 27, 2021, BuzzFeed entered into a definitive agreement to acquire 100% of the outstanding membership interests of CM Partners on a cash-free debt-free basis in exchange for $200.0 million cash and 10.0 million shares of New BuzzFeed Class A common stock, representing a fully diluted equity interest of approximately 6.3% (assuming no 890 Stockholder Redemptions) to 7.7% (assuming the maximum 890 Stockholder Redemptions) of New BuzzFeed immediately following completion of the Business Combination. HDS II is an owner of CM Partners and may, following the consummation of the Business Combination, collectively with its affiliates, hold 5% or more of New BuzzFeed Class A common stock. The closing of the C Acquisition is contingent on the Two-Step Merger and will occur contemporaneously with the Business Combination.

Marketing and Content Agreements

In 2018, 2019 and 2020, BuzzFeed entered into a Marketing Partnership Agreement with NBCUniversal Media, LLC (“NBCU”), who may be a holder of 5% or more of BuzzFeed’s Class A common stock. Pursuant to this agreement, NBCU purchased media distribution from BuzzFeed, receiving a preferred customer rate for such services. BuzzFeed further agreed to provide research services to NBCU at no additional cost. Pursuant to the agreement, BuzzFeed also provided NBCU with certain spend credits and custom audience data. NBCU paid BuzzFeed a total of $3.6 million and $9.9 million for the years ended December 31, 2020 and 2019, respectively, under the Marketing Partnership Agreement. This agreement was most recently amended in March 2021 and is no longer in effect.

In May 2020, BuzzFeed also entered into the Certificate of Results and Proceeds with Universal Television, LLC (“UTV”), an affiliate of NBCU, who may be a holder of 5% or more of BuzzFeed’s Class A common stock, related to an agreement (the “First Look Agreement”) between BuzzFeed and UTV whereby BuzzFeed is engaged to submit exclusively to UTV on a “first look” basis certain concepts which BuzzFeed desires to develop or produce, and UTV has the right to identify concepts for projects based on certain BuzzFeed content. The First Look Agreement was executed on September 29, 2021.

Advertising Sales Agreement

In November 2016, BuzzFeed entered into a Binding Term Sheet relating to Advertising Sales with NBCU, as amended on October 1, 2018 (the “Ad Sales Term Sheet”). Pursuant to the Ad Sales Term Sheet, BuzzFeed develops and produces original content for an advertiser to be distributed on BuzzFeed and/or NBCU platforms. NBCU leads the sales for all advertising or advertising campaigns under the Ad Sales Term Sheet and is permitted to resell any BuzzFeed video advertising inventory at a price of its sole discretion.

Between the years 2019 and 2020, BuzzFeed and NBCU entered into transactions under the Ad Sales Term Sheet in an aggregate amount of approximately $2.4 million. The Ad Sales Term Sheet automatically renews every six months for an additional six-month term, subject to written notice of non-renewal by either party at least 30 days in advance of a subsequent renewal term. The Ad Sales Term Sheet is subject to renewal on November 1, 2021.

Amended and Restated Investor Rights Agreement

BuzzFeed is party to the Eighth Amended and Restated Investors’ Rights Agreement, dated as of June 24, 2021 (the “IRA”) with certain holders of its preferred and common stock, including New Enterprise Associates and RRE, which are affiliated with Eric Hippeau, Patrick Kerins and William Porteous, respectively, each a director of BuzzFeed, and General Atlantic, Hearst Communications, Inc. (“Hearst”), Jonah Peretti, LLC, John Johnson and Andreessen Horowitz, each of which may, following the consummation of the Business Combination and collectively with its respective affiliates, hold 5% or more of New BuzzFeed Class A common stock or New BuzzFeed Class B common stock. Pursuant to the IRA, these stockholders are entitled to certain information rights, rights to participate in certain additional issuances of BuzzFeed’s capital stock and rights with respect to the registration of their shares. Further, the parties to the IRA agreed to be subject to a post-closing lock-up with respect to their common shares for a period of 180 days, subject to customary terms; provided that any waiver, termination, shortening or other modification to similar restrictions applicable to such shares shall apply pro rata. All of the terms of the IRA, except for the market standoff provisions, will terminate in connection with the closing of the Business Combination.

Amended and Restated Right of First Refusal Agreement

BuzzFeed is party to the Seventh Amended and Restated First Refusal and Co-Sale Agreement, dated February 16, 2021, with certain holders of its preferred stock, including New Enterprise Associates and RRE, which are affiliated with Eric Hippeau, Patrick Kerins and William Porteous, respectively, each a director of BuzzFeed, and NBCU, General Atlantic, Hearst, John Johnson and Andreessen Horowitz, each of which may, following the consummation of the Business Combination and collectively with its respective affiliates, hold 5% or more of New BuzzFeed Class A common stock or New BuzzFeed Class B common stock, pursuant to which such parties have rights of first refusal and co-sale with respect to certain proposed stock transfers. This agreement will terminate in connection with the closing of the Business Combination.

Amended and Restated Voting Agreement

BuzzFeed is party to the Seventh Amended and Restated Voting Agreement, dated February 16, 2021, with certain holders of its preferred stock including New Enterprise Associates and RRE, which are affiliated with Eric Hippeau, Patrick Kerins and William Porteous, respectively, each a director of BuzzFeed, and NBCU, General Atlantic, Hearst, John Johnson and Andreessen Horowitz, each of which may, following the consummation of the Business Combination and collectively with its respective affiliates, hold 5% or more of New BuzzFeed Class A common stock or New BuzzFeed Class B common stock, pursuant to which such parties have agreed to vote their shares of BuzzFeed capital stock on certain matters, including with respect to the election of directors, and have agreed to certain drag-along provisions. This agreement will terminate in connection with the closing of the Business Combination.

New BuzzFeed

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, 890, the Sponsor and certain stockholders of BuzzFeed, including NBCUniversal, New Enterprise Associates, RRE, General Atlantic and Jonah Peretti, LLC, each of which may, following the consummation of the Business Combination and collectively with its respective affiliates, hold 5% or more of New BuzzFeed Class A common stock or New BuzzFeed Class B common stock, will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the parties thereto will be granted certain customary registration rights with respect to shares of 890 Class A common stock. For more information on the Amended and Restated Registration Rights Agreement, please see the section entitled “Information about the Parties to the Business Combination — Certain Agreements Related to the Business Combination — Amended and Restated Registration Rights Agreement.”

BuzzFeed Support Agreement

Concurrently with the execution of the Merger Agreement, 890, BuzzFeed and the Key BuzzFeed Stockholders, including NBCUniversal, New Enterprise Associates, RRE, General Atlantic, Hearst and Jonah Peretti, LLC, each of which may, following the consummation of the Business Combination and collectively with its respective affiliates, hold 5% or more of New BuzzFeed Class A common stock or New BuzzFeed Class B common stock, entered into the BuzzFeed Support Agreement, pursuant to which, among other things, the Key BuzzFeed Stockholders, agreed to support the transactions contemplated by the Merger Agreement, including voting, or executing a written consent in respect of their shares of BuzzFeed common stock and BuzzFeed Preferred Stock, in favor of the adoption of the Merger Agreement. For more information regarding the BuzzFeed Support Agreement, please see the section entitled “Information about the Parties to the Business Combination — Certain Agreements Related to the Business Combination — BuzzFeed Support Agreement.”

Voting Agreement

At the Closing, New BuzzFeed, the Sponsor, Mr. Jonah Peretti, and each of his permitted transferees, holding any shares of BuzzFeed capital stock issued and outstanding immediately prior to the Effective Time or that will hold any shares of New BuzzFeed common stock as of immediately following the Closing, will have entered into the Voting Agreement, pursuant to which the Voting Agreement Parties will have agreed to vote all New BuzzFeed common stock held by such party in favor of the following nominees to serve as members of the board of directors of New BuzzFeed: (a) one director nominee to be designated by the Sponsor; and (b) two director nominees to be designated by the mutual agreement of Mr. Jonah Peretti and the Sponsor. For more information regarding the Voting Agreement, please see the section entitled “Information about the Parties to the Business Combination — Certain Agreements Related to the Business Combination — Voting Agreement.”

Holder Voting Agreement

New BuzzFeed, John Johnson III, Johnson BF, LLC (“Johnson BF”) and Mr. Peretti have entered into the Holder Voting Agreement (the “Holder Voting Agreement”), pursuant to which Mr. Johnson and Johnson BF shall agree to grant to Mr. Peretti an irrevocable proxy to vote or consent as to all of Mr. Johnson’s and Johnson BF’s shares (including any shares Mr. Johnson or Johnson BF acquire following the date of the agreement), in Mr. Peretti’s sole discretion, on all matters submitted to a vote of New BuzzFeed’s stockholders or through the solicitation of a written consent of stockholders. Such proxy shall terminate upon the following: (a) liquidation, dissolution or winding up of the business operations of New BuzzFeed or a Liquidation Event (as defined in BuzzFeed’s Seventh Amended and Restated Certificate of Incorporation); (b) the execution by New BuzzFeed of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of New BuzzFeed; (c) in the sole discretion of Mr. Peretti, the express written consent of Mr. Peretti (which he shall be under no obligation to provide); or (d) Mr. Peretti’s death.

NBCU Commercial Agreement

On June 23, 2021, BuzzFeed entered into a Commercial Agreement with NBCU, which will be a holder of at least 5% of New BuzzFeed Class A common stock, pursuant to which, among other things, effective on the Closing Date: (1) NBCU will continue to be entitled to marketing services on BuzzFeed platforms at certain discounted rates; (2) BuzzFeed will provide editorial promotion of at least $1.0 million in marketing value during each year of the term of the Commercial Agreement across BuzzFeed’s digital properties at no cost to NBCU, its affiliates and joint ventures and their respective brands; (3) BuzzFeed will provide licensed content to NBCU to be made available on an applicable NBCU entity streaming service under certain exclusivity terms during the remainder of the term of the Commercial Agreement; (4) NBCU shall be the exclusive sales representative for all BuzzFeed inventory, including HuffPost inventory, on Apple News and BuzzFeed shall endeavor to spend at least $1.0 million during the first year of the term of the Commercial Agreement to promote any of its commerce initiatives; and (5) BuzzFeed will provide 200 million impressions per year of the term of the Commercial Agreement to drive traffic from the BuzzFeed platforms and third-party social media platforms to NBCU news properties. The Commercial Agreement shall continue to be in effect for a period of three years, unless earlier terminated by either party in accordance with its terms and conditions, or until terminated by BuzzFeed as of the date that NBCU realizes $400.0 million or more in value for the NBCU Base Shares (as defined in the Escrow Agreement). For more information regarding the Commercial Agreement, please see the section entitled “Information about the Parties to the Business Combination — Certain Agreements Related to the Business Combination — NBCU Commercial Agreement.”

Merger Agreement

Under the Merger Agreement, 890 has agreed to acquire all of the outstanding equity interests of BuzzFeed for approximately $1.2345 billion in aggregate consideration. As consideration, each BuzzFeed stockholder will have the right to receive shares of common stock of New BuzzFeed. Each of the holders of BuzzFeed Class A common stock, BuzzFeed Class B common stock, BuzzFeed Class C common stock and BuzzFeed Preferred Stock (other than Series F Preferred Stock, Series G Preferred Stock, BuzzFeed Restricted Stock Awards, Excluded Shares and Dissenting Shares) shall receive a number of shares of New BuzzFeed Class A common stock, New BuzzFeed Class B common stock or New BuzzFeed Class C common stock, as applicable, equal to the quotient of: (A) the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) $1,234,500,000.00 minus (y) $308,800,000 by (b) the Aggregate Adjusted Company Share Amount (as defined herein and calculated in accordance with the Merger Agreement), divided by (B) $10.00.

The holders of Series F Preferred Stock and Series G Preferred Stock (other than Excluded Shares and Dissenting Shares) shall receive a number of shares of New BuzzFeed Class A common stock equal to the quotient, rounded to the tenth decimal place, obtained by dividing: (A) 30,880,000 shares of 890 Class A common stock by (B) the aggregate number of shares of Series F Preferred Stock and Series G Preferred Stock outstanding as of the Effective Time. As of the date of this proxy statement/prospectus, NBCU is the sole holder of shares of Series F Preferred Stock and Series G Preferred Stock. For more information regarding the Merger Agreement, see “The Merger Agreement — Treatment of BuzzFeed Equity Interests and Convertible Securities — Common Stock.”

Convertible Note Financing

In June 2021, we entered into a private placement with certain purchasers to sell $150.0 million aggregate principal amount of unsecured convertible notes due 2026. The convertible notes will bear interest at a rate of 7.00% per annum, payable semi-annually (provided, however, that if there is less than $144.0 million in 890’s trust account immediately following the closing date of the private placement transactions, the stated interest rate shall be 8.50% per annum), will be convertible into approximately 12,000,000 shares of 890 Class A Common Stock at an initial conversion price of the lesser of (x) $12.50 and (y) a 25% premium to the lowest per share price at which any equity of 890 is issued prior to the closing of the Business Combination in accordance with the terms thereof, and shall mature on the date that is five years following the closing of the transaction.

890 may, at its election, force conversion of the convertible notes after the third anniversary of the issuance of the convertible notes, subject to a holder’s prior right to convert, if the volume-weighted average trading price of the 890 Class A common stock is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days. In the event that a holder of the convertible notes elects to convert its convertible notes after the one year anniversary, and prior to the three-year anniversary, of the issuance of the convertible notes, 890 will be obligated to pay an amount equal to: (i) from the one year anniversary of the issuance of the convertible notes to the two year anniversary of the issuance of the convertible notes, an amount equal to 18 month’s interest declining ratably on a monthly basis to 12 month’s interest on the aggregate principal amount of the convertible notes so converted and (ii) from the two year anniversary of the issuance of the convertible notes to the three year anniversary of the issuance of the convertible notes, an amount equal to 12 month’s interest declining ratably on a monthly basis to zero month’s interest, in each case, on the aggregate principal amount of the convertible so converted (the “Interest Make-Whole Payment”). The Interest Make-Whole Payment will be payable in cash.

The transaction is expected to result in gross proceeds to us of $150.0 million. Closing of the transaction is contingent upon, among other things, the substantially concurrent closing of the Business Combination. Following the transaction, it is expected that one of the purchasers of the unsecured convertible notes, collectively with its affiliates, will hold 5% or more of New BuzzFeed Class A common stock assuming conversion of the notes into shares of New BuzzFeed Class A common stock within 60 days of the Closing.

Indemnification Agreements

BuzzFeed has entered into indemnification agreements, and New BuzzFeed plans on entering into new indemnification agreements, with each of their respective directors and executive officers. The indemnification agreements will provide that New BuzzFeed will indemnify each of its directors, executive officers, and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of New BuzzFeed’s directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, the Proposed Charter and the Proposed Bylaws.

The Proposed Charter, which will be effective upon the completion of the Business Combination, will contain provisions limiting the liability of directors, and the Proposed Bylaws, which will be effective upon the completion of the Business Combination, will provide that New BuzzFeed will indemnify each of its directors to the fullest extent permitted under Delaware law. The Proposed Charter and the Proposed Bylaws will also provide the board of directors with discretion to indemnify officers and employees when determined appropriate by New BuzzFeed’s board of directors. In addition, the Proposed Bylaws will provide that, to the fullest extent permitted by Delaware law and subject to very limited exceptions, New BuzzFeed will advance all expenses incurred by its directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer, or key employee.

Other Transactions

Melissa Bryant-Coleman, the daughter of Greg Coleman, who will be appointed to the New BuzzFeed board of directors in connection with the consummation of the Business Combination, is currently employed by BuzzFeed in a non-executive role. BuzzFeed paid aggregate compensation to Ms. Bryant-Coleman of approximately $128,613 in 2019 and $141,636 in 2020, comprised of salary, bonus, and matching contributions to the company-sponsored retirement plan.

Dan Bryant-Coleman, the son-in-law of Greg Coleman, was employed by BuzzFeed in a non-executive role. BuzzFeed paid aggregate compensation to Mr. Dan Bryant-Coleman of approximately $144,719 in 2018 and $148,311 in 2019, comprised of salary, bonus, and matching contributions to the company-sponsored retired plan.

Policies and Procedures for Related-Person Transactions

Effective upon the consummation of the Business Combination, the board of directors of New BuzzFeed expects to adopt a written related-party transactions policy that conforms with the requirements for issuers having securities listed on the Nasdaq stock exchange. Under the policy, New BuzzFeed’s audit committee will serve as the approval authority for related party transactions, provided that, if the related party is, or is associated with, a member of the audit committee, New BuzzFeed’s nominating, corporate governance and corporate responsibility committee will serve as the approval authority for such transaction. New BuzzFeed’s legal department will compile and maintain a master list of related parties, disseminate the master list to function and department leaders, the Chief Financial Officer and individuals responsible for accounts payable and accounts receivable, and contracting personnel in the legal department. Any transaction that New BuzzFeed intends to undertake with a related party will be submitted to the compliance officer for determination of what approvals are required under the related party transactions policy, and the compliance officer will refer to the approval authority any related party transaction he or she determines should be considered for evaluation by the approval authority consistent with the policy. If the compliance officer becomes aware of a transaction with a related party that has not been previously approved or previously ratified under the policy that required such approval, the transaction will be submitted promptly to the approval authority for review.

LEGAL MATTERS

BraunHagey & Borden LLP will pass upon the validity of the New BuzzFeed common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of 890, as of December 31, 2020 and for the period from September 9, 2020 (inception) to December 31, 2020 included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of BuzzFeed, Inc. as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020 included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of CM Partners, LLC as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, 890 and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, 890 will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that 890 deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify 890 of their requests by calling or writing 890 at its principal executive offices 14 Elm Place, Suite 206, Rye, New York 10580.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the material U.S. federal income tax consequences of the Business Combination and redemption of shares of 890 Class A common stock to certain holders of stock of BuzzFeed whose shares are converted into the right to receive the Closing Merger Consideration or holders of shares of 890 Class A common stock. This summary is based on current law, including the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed United States Treasury regulations, judicial authority, and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, and differing interpretations. No advance ruling has been sought or obtained from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the Business Combination, the redemption of shares of 890 Class A common stock, or related transactions, and the statements in this prospectus are not binding on the IRS or any court. As a result, no assurance can be provided that the tax considerations as described in this prospectus will not be challenged by the IRS and sustained by any court if so challenged. This summary is not a complete description of all tax consequences of the Business Combination, the redemption of shares of 890 Class A common stock, or related transactions, and, in particular, does not address U.S. federal income tax consequences that may be relevant to particular holders in light of their personal circumstances or to holders who are subject to special treatment under the U.S. federal income tax laws, including, without limitation, holders (i) who are banks, financial institutions, mutual funds, insurance companies, persons holding their stock of BuzzFeed or 890 as part of a hedging, “straddle,” conversion or other integrated transaction, U.S. expatriates or former long-term residents, partnerships or other pass-through entities (or persons holding their stock of BuzzFeed or 890 through a partnership or other pass-through entity) or dealers in securities, (ii) who acquired their stock of BuzzFeed or 890 pursuant to the exercise of options or otherwise as compensation, or hold their stock of BuzzFeed as “qualified small business stock” within the meaning of Sections 1045 and/or 1202 of the Code or “section 1244 stock,” (iii) who exercise their appraisal or dissenters’ rights of appraisal under the DGCL, (iv) who are not “U.S. Holders” (as defined below), or (v) who are tax-exempt organizations. This summary also does not discuss tax consequences relevant to holders of options; such holders should consult their own tax advisors as to the consequences of the Business Combination, the redemption of shares of 890 Class A common stock, and related transactions to them. Moreover, this summary does not address the impact of the alternative minimum tax or any tax consequences under state, local or non-U.S. laws or any U.S. federal tax laws other than U.S. federal income tax laws that may be applicable to holders of BuzzFeed of 890 stock. This discussion also assumes that holders hold their stock of BuzzFeed or 890 as capital assets within the meaning of Section 1221 of the Code (generally, assets held for investment purposes).

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of stock of BuzzFeed or 890 that is any of the following:

●	a citizen or individual resident of the United States or someone treated as a United States citizen or resident for U.S. federal income tax purposes;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;
●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized or have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person under the Code.

If an entity classified for U.S. federal tax purposes as a partnership (or other entity classified as a pass-through entity for U.S. federal tax purposes) holds stock of BuzzFeed or 890, the tax treatment of an equity holder in such entity will generally depend on the status of the equity holder and the activities of the entity. Entities classified as partnerships for U.S. federal tax purposes (or other entities classified as pass-through entities for U.S. federal tax purposes),and their equity holders, should consult their tax advisors as to the tax consequences of the Business Combination, the redemption of shares of 890 Class A common stock, or related transactions to him, her or it.

The following discussion does not purport to be a complete analysis or discussion of all potential tax effects relevant to the Business Combination, redemption of shares of 890 Class A common stock, or related transactions. Stockholders are advised to consult with their own personal tax advisors concerning the specific U.S. federal, state, local, and non-U.S. income and other tax consequences of the Business Combination, redemption of shares of 890 Class A common stock or related transactions applicable to them.

Tax Consequences of the Business Combination to BuzzFeed Stockholders

General

The parties to the Merger Agreement intend that the Business Combination will be integrated into a single transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code , and the parties will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Based on factual representations contained in letters provided by BuzzFeed and 890, and on certain customary factual assumptions and certain other factual assumptions (described below), all of which representations and assumptions must continue to be true and accurate as of the effective time of the Business Combination, in the opinion of Fenwick & West LLP, counsel to BuzzFeed, the Two-Step Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition to customary factual assumptions, such opinion will be based on factual assumptions that neither the fair market value of the rights enjoyed by NBCU under the Commercial Agreement entered into between BuzzFeed and NBCU on June 23, 2021 as of the Effective Time and that the total value of all monetary and non-monetary benefits to be received by NBCU under the Commercial Agreement over its term would be sufficiently large as to cause the Two-Step Merger to fail to satisfy the “continuity of interest” requirement for a tax-free reorganization, which generally requires that at least 40% of the total consideration received by Buzzfeed stockholders as part of the Two-Step Merger and related transactions consist of New BuzzFeed stock. Based on factual representations by Buzzfeed concerning its estimate of the fair market value of the expected future benefits to be received by NBCU under the Commercial Agreement, Fenwick & West LLP believes that such factual assumptions are reasonable. However, if such assumptions were not to be correct, including as a result of facts with respect to the future operation of the Commercial Agreement after the Effective Time, Fenwick & West LLP’s opinion would not apply with respect to the treatment of the Two-Step Merger and the Two-Step Merger could fail to qualify as a tax-free reorganization. Moreover, this opinion is not in any event binding on the IRS. No ruling has been or will be sought from the IRS as to the U.S. federal income tax consequences of the Business Combination. If the IRS were to successfully challenge the “reorganization” status of the Business Combination, the tax consequences would vary significantly from those set forth immediately below; a summary of such tax consequences is provided further below under “Consequences to BuzzFeed Stockholders if the Business Combination Does Not Qualify as a Reorganization under Section 368(a) of the Code.” Furthermore, the obligations of BuzzFeed and 890 to complete the Business Combination are not conditioned on the receipt of opinions from BraunHagey & Borden LLP (counsel to 890) or Fenwick & West LLP (counsel to BuzzFeed) or other U.S. tax counsel to the effect that the Business Combination will qualify as a reorganization for U.S. federal income tax purposes. BuzzFeed Stockholders should consult with their tax advisors regarding the tax consequences of the Two-Step Merger and the requirements that must be satisfied in order for the Two-Step Merger to qualify as a “reorganization” under Section 368(a) of the Code, the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Assuming that the Business Combination qualifies as a “reorganization” under the provisions of section 368(a) of the Code, the following tax consequences generally will result to U.S. Holders who exchange stock of BuzzFeed for New BuzzFeed common stock:

U.S. Holders receiving New BuzzFeed common stock in exchange for stock of BuzzFeed will recognize neither gain nor loss, except to the extent the U.S. Holder receives cash in lieu of a fractional share of New BuzzFeed common stock. The aggregate tax basis of the New BuzzFeed common stock received by a U.S. Holder in the Business Combination generally will be the same as the aggregate tax basis of stock of BuzzFeed surrendered in exchange therefor, reduced by the tax basis allocable to any fractional share of New BuzzFeed common stock for which the cash is received pursuant to the conversion in lieu of such fractional share.

The holding period of New BuzzFeed common stock received by a U.S. Holder in the Business Combination will include the holding period of the stock of BuzzFeed surrendered therefor by the U.S. Holder in the Business Combination.

Cash Received in Lieu of a Fractional Share

Any holder of stock of BuzzFeed who receives cash in lieu of a fractional share of New BuzzFeed common stock will be treated as having first received that fractional share pursuant to the conversion and then as having received cash in exchange for that fractional share. Thus, the member generally will recognize gain or loss in an amount equal to the difference between the amount of cash received in lieu of the fractional share of New BuzzFeed common stock and the portion of the basis in the shares of the holder's stock of BuzzFeed allocable to that fractional interest. Special rules may apply to cause all or a portion of the cash received in lieu of a fractional share to be treated as dividend income with respect to certain stockholders who own more than a minimal amount of BuzzFeed stock (generally more than 1%) or who exercise some control over the affairs of BuzzFeed. Stockholders should consult their own tax advisors regarding the tax effects to them of receiving cash in lieu of fractional shares based on their particular circumstances.

Tax Reporting for Significant Holders

Assuming that the Business Combination qualifies as a reorganization described above, each holder of Company stock who is required to file a U.S. federal income tax return and who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth such holder’s basis in the stock of BuzzFeed surrendered and the fair market value of the New BuzzFeed common stock received in the Business Combination. A “significant holder” is a holder of stock of BuzzFeed who, immediately before the Business Combination, owned at least 1% (by vote or value) of the outstanding stock of BuzzFeed or securities of BuzzFeed with a tax basis of at least $1 million.

Consequences to BuzzFeed Stockholders if the Business Combination Does Not Qualify as a Reorganization under Section 368(a) of the Code

If the Business Combination were not to qualify as a reorganization, the Business Combination will be a taxable sale of the holders’ stock of BuzzFeed. U.S. Holders who hold BuzzFeed stock will recognize gain or loss equal to the difference between the fair market value of the New BuzzFeed common stock received and their basis in the stock of BuzzFeed exchanged therefor. Such capital gain or loss will be long-term if the U.S. Holder has held the stock of BuzzFeed for more than one year as of Effective Time and will be short-term if the stock of BuzzFeed has been held for one year or less. The amount and character of any such gain will be determined separately with respect to each block of stock owned by such U.S. Holder. For purposes of the foregoing, a block of stock is shares of a particular class acquired on the same day and at the same price. The tax basis of the New BuzzFeed common stock received by a U.S. Holder in the Business Combination generally will be the aggregate value of the stock of BuzzFeed exchanged therefor. The holding period of New BuzzFeed common stock received by a U.S. Holder in the Business Combination will begin when such shares are received.

Whether or not the Business Combination qualifies as a reorganization, BuzzFeed will not recognize corporate-level gain or loss as a result of the Two-Step Merger.

Backup Withholding

Certain noncorporate Stockholders may be subject to backup withholding at the applicable rate (currently 24%) on payments received pursuant to the Business Combination. Backup withholding will not apply, however, to a Stockholder who (a) furnishes a correct taxpayer identification number and certifies that the Stockholder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (b) provides a certification of foreign status on an appropriate Form W-8 or successor form or (c) is otherwise exempt from backup withholding. If a Stockholder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the Stockholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Stockholder’s United States federal income tax liability, provided that the Stockholder timely furnishes the required information to the IRS.

A holder of BuzzFeed stock that receives New BuzzFeed common stock as a result of the merger should retain records pertaining to the merger, including records relating to the amount, tax basis, and fair market value of such holder's BuzzFeed stock, and relevant facts regarding any liabilities assumed or extinguished as part of the merger. Generally, each holder of BuzzFeed stock that is required to file a U.S. federal income tax return and that is a "significant holder" (within the meaning of Treasury Regulations Section 1.368-3) that receives New BuzzFeed common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury regulations Section 1.368-3 setting forth the value and basis of such holder's BuzzFeed stock surrendered and certain other information.

HOLDERS OF STOCK OF BUZZFEED ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND RELATED TRANSACTIONS BASED ON THEIR OWN CIRCUMSTANCES, INCLUDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE BUSINESS COMBINATION APPLICABLE TO THEM.

Tax Consequences to Holders of 890 Class A Common Stock

Adoption of the Proposed Charter

Holders of 890 Class A common stock are not expected to recognize any gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New BuzzFeed common stock after the adoption of the Proposed Charter as that holder has in the corresponding 890 Class A common stock immediately prior to the adoption of the Proposed Charter and such holder’s holding period in the New BuzzFeed common stock would include the holder’s holding period in the corresponding 890 Class A common stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of 890 Class A common stock for New BuzzFeed common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in such an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.

The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.

Redemption of 890 Class A Common Stock

In the event that a holder’s shares of 890 Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “The Special Meeting — Redemption Rights” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of 890 Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of 890 Class A common stock, a U.S. Holder (as defined below) will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of 890 Class A Common Stock,” and a Non-U.S. Holder (as defined below) will be treated as described under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of 890 Class A Common Stock.” If the redemption does not qualify as a sale of shares of 890 Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. Holder described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Distribution” and the tax consequences to a Non-U.S. Holder described below under the section entitled “— Non-U.S. Holder — Taxation of Redemption Treated as a Distribution.” Holders of shares of 890 Class A common stock who do not exercise their redemption rights will not be selling, exchanging, or otherwise transferring their 890 Class A common stock and will not be subject to the U.S. federal income tax considerations of an exercise of redemption rights, as described in this section.

Whether a redemption of shares of 890 Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning Private Placement Warrants or Public Warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination or the Private Placement) relative to all of our shares outstanding both before and after the redemption. The redemption of 890 Class A common stock generally will be treated as a sale of 890 Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include 890 Class A common stock which could be acquired pursuant to the exercise of the Private Placement Warrants or the Public Warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination or the Private Placement generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of 890 Class A common stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of 890 Class A common stock and the 890 Class A common stock to be issued pursuant to the Business Combination or the Private Placement). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of 890 Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of 890 Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. Holder will be as described below under the section entitled “U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. Holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed 890 Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Each holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a U.S. Holder.

Taxation of Redemption Treated as a Distribution.   If our redemption of a U.S. Holder’s shares of 890 Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of 890 Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of 890 Class A common stock. Any remaining excess will be treated as gain realized on the sale of shares of 890 Class A common stock and will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of 890 Class A Common Stock.”

Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the 890 Class A common stock described in this proxy statement/prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Taxation of Redemption Treated as a Sale of 890 Class A Common Stock.   If our redemption of a U.S. Holder’s shares of 890 Class A common stock is treated as a sale, as discussed above under the section entitled “— Redemption of 890 Class A Common Stock,” a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. Holder’s adjusted tax basis in the shares of 890 Class A common stock redeemed. A U.S. Holder’s adjusted tax basis in its 890 Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. Holder with respect to its shares of 890 Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the 890 Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the 890 Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

U.S. Holders who hold different blocks of 890 Class A common stock (including as a result of holding different blocks of shares of 890 Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” A Non-U.S. Holder is a beneficial owner of 890 Class A common stock who, or that is, for U.S. federal income tax purposes:

●	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;
●	a foreign corporation; or
●	an estate or trust that is not a U.S. Holder.

Taxation of Redemption Treated as a Distribution.   If our redemption of a Non-U.S. Holder’s shares of 890 Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of 890 Class A Common Stock” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of 890 Class A common stock redeemed and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized on the sale of the 890 Class A common stock, which will be treated as described below under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of 890 Class A Common Stock.”

Because it may not be certain at the time a Non-U.S. Holder’s 890 Class A common stock is redeemed whether such Non-U.S. Holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. Holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. Holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. Holder in redemption of such Non-U.S. Holder’s 890 Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. Holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. Holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. Holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “— Redemption of 890 Class A Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withholds excess amounts from the amount payable to a Non-U.S. Holder, such Non-U.S. Holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described above does not apply to dividends paid to a Non-U.S. Holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. Holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).

Taxation of Redemption Treated as a Sale of 890 Class A Common Stock.   If our redemption of a Non-U.S. Holder’s shares of 890 Class A common stock is treated as a sale of 890 Class A common stock, as discussed above under the section entitled “— Redemption of 890 Class A Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:

●	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder);
●	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or
●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. Holder held 890 Class A common stock and, in the case where shares of 890 Class A common stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than five percent (5%) of 890 Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. Holder’s holding period for the shares of 890 Class A common stock. There can be no assurance that 890 Class A common stock is or has been treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. Holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%) (or a lower applicable tax treaty rate).

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.

We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether we would be treated as a United States real property holding corporation in any future year.

Information Reporting and Backup Withholding

Payments of cash to a holder of 890 Class A common stock pursuant to a redemption of such stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends and amounts treated as dividends received pursuant to a redemption of stock) on 890 Class A common stock (as further discussed below). Thirty percent (30%) withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued.

In general, no such withholding will be required with respect to a U.S. Holder or an individual Non-U.S. Holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. All holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of 890 Class A common stock.

STOCKHOLDER PROPOSALS AND NOMINATIONS

In addition to any other requirements under applicable law and the Proposed Bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the Proposed Bylaws provide that the stockholder must give timely notice in written form to New BuzzFeed’s secretary and such business must be a proper matter for stockholder action. Notice, to be timely, must be received no later than 5:00 p.m. Eastern Time on the 90th day nor earlier than 5:00 p.m. Eastern Time on the 120th day before the first anniversary date of the immediately preceding annual meeting of stockholders; provided that if, and only if, the annual meeting is not scheduled to be held within a period that commences within 30 days before such anniversary date and ends within 60 days after such anniversary date, to be timely, notice by the stockholder must be delivered no earlier than 5:00 p.m. Eastern Time on the 120th day before the meeting and no later than 5:00 p.m. Eastern Time on the later of the 90th day before the meeting or 5:00 p.m. Eastern Time on the 10th day following the day on which the date of the annual meeting is first publicly announced or disclosed. Any notice must include the following information:

As to each person proposing the meeting (the “Proposing Person”) giving notice concerning any business other than the nomination of a director or directors, such record stockholder’s notice shall set forth: (i) a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Proposing Person, including any anticipated benefit to any Proposing Person therefrom; (ii) a reasonably detailed description of all agreements, arrangements and understandings between or among any such Proposing Person and any of its respective affiliates or associates, on the one hand, and any other person or persons, on the other hand, (including their names) in connection with the proposal of such business by such Proposing Person. (iii) the current name and address of the Proposing Person, including, if applicable, their name and address as they appear on New BuzzFeed’s stock ledger, if different; (iv) the class or series and number of shares of stock of New BuzzFeed that are directly or indirectly owned of record or beneficially owned by such Proposing Person, including any shares of any class or series of New BuzzFeed as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future; (v) whether and the extent to which any derivative interest in New BuzzFeed’s equity securities (including without limitation any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of New BuzzFeed or with a value derived in whole or in part from the value of any class or series of shares of New BuzzFeed, whether or not such instrument or right is subject to settlement in the underlying class or series of shares of New BuzzFeed or otherwise, and any cash-settled equity swap, total return swap, synthetic equity position or similar derivative arrangement (any of the foregoing, a “Derivative Instrument”), as well as any rights to dividends on the shares of any class or series of shares of New BuzzFeed that are separated or separable from the underlying shares of New BuzzFeed) or any short interest in any security of New BuzzFeed is held directly or indirectly by or for the benefit of such Proposing Person, including without limitation whether and the extent to which any ongoing hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such Proposing Person with respect to any share of stock of New BuzzFeed (any of the foregoing, a “Short Interest”); (vi) any proportionate interest in shares of New BuzzFeed or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such Proposing Person or any of its respective affiliates or associates is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership; (vii) any direct or indirect material interest in any material contract or agreement with New BuzzFeed, any affiliate of New BuzzFeed or any competitor (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); (viii)  any significant equity interests or any Derivative Instruments or Short Interests in any competitor held by such Proposing Person and/or any of its respective affiliates or associates; (ix) any other material relationship between such Proposing Person, on the one hand, and New BuzzFeed, any affiliate of New BuzzFeed or any competitor, on the other hand; (x)  all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder by such Proposing Person and/or any of its respective affiliates or associates; (xi) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder; (xii) such Proposing Person’s written consent to the public disclosure of information provided to BuzzFeed pursuant to aforementioned; (xiii) a complete written description of any agreement, arrangement or understanding (whether oral or in writing) (including any knowledge that another person or entity is Acting in Concert (as defined in the Proposed Bylaws) with such Proposing Person) between or among such Proposing Person, any of its respective affiliates or associates and any other person Acting in Concert with any of the foregoing persons; (xiv) a representation that the record stockholder is a holder of record of stock of New BuzzFeed entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination; (xv) a representation whether such Proposing Person intends (or is part of a group that intends) to deliver a proxy statement or form of proxy to holders of, in the case of a proposal, at least the percentage of New BuzzFeed’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of New BuzzFeed’s voting shares to elect such nominee or nominees (an affirmative statement of such intent being a “Solicitation Notice”); and (xvi) any proxy, contract, arrangement, or relationship pursuant to which the Proposing Person has a right to vote, directly or indirectly, any shares of any security of New BuzzFeed.

As to each Proposing Person giving notice of business concerning the nomination for election or reelection as a director, in addition to the matters set forth in the forgoing clauses (iii) trough (xvi) above, such record stockholder’s notice shall also set forth: (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such nominee; (iii) the class, series and number of any shares of stock of New BuzzFeed that are beneficially owned or owned of record by such person or any Associated Person (as defined in the Proposed Bylaws); (iv) the date or dates such shares were acquired and the investment intent of such acquisition; (v) all other information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or would be otherwise required, in each case pursuant to and in accordance with Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder; (vi) such person’s written consent to being named in New BuzzFeed’s proxy statement as a nominee, to the public disclosure of information regarding or related to such person provided to New BuzzFeed by such person and to serving as a director if elected; (vii) whether such person meets the independence requirements of the stock exchange upon which the New BuzzFeed Class A common stock is primarily traded; (viii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such Proposing Person or any of its respective affiliates and associates, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Proposing Person or any of its respective affiliates and associates were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; (ix) a completed and signed questionnaire, representation and agreement required by the Proposed Bylaws; and (x) details of any position of such person as an officer or director of any competitor (that is, any entity that produces products or provides services that compete with or are alternatives to the products produced or services provided by New BuzzFeed or its affiliates) of New BuzzFeed or significant supplier or customer of New BuzzFeed, within the three (3) years preceding the submission of the notice.

A stockholder providing the required written notice shall update its notice in writing to New BuzzFeed’s secretary, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for determining the stockholders entitled to notice of the meeting (such update to be received by New BuzzFeed’s secretary no later than 5 business days after the record date) and (ii) 5:00 p.m. Eastern Time on the 10th business day prior to the meeting or any adjournment or postponement thereof (such update and supplement to be received by New BuzzFeed’s secretary no later than eight business days prior to the date for the meeting and, if practicable, any adjournment or postponement thereof, and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed).

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with 890’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of 890 5th Avenue Partners, Inc., 14 Elm Place, Suite 206, Rye, New York 10580. Following the Business Combination, such communications should be sent to New BuzzFeed, 111 East 18th Street, New York, NY 10003. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

890 has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to 890 and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of 890’s or BuzzFeed’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New BuzzFeed will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. 890 files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read 890’s or New BuzzFeed’s SEC filings, including New BuzzFeed’s registration statement and 890’s proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact 890 by telephone or in writing:

890 5th Avenue Partners, Inc.

14 Elm Place, Suite 206

Rye, NY 10580

(575) 914-6575

You may also obtain these documents by requesting them in writing or by telephone from 890’s proxy solicitation agent at the following address and telephone number:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (877) 732-3618

Email: 890@dfking.com

If you are a stockholder of 890 and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from 890, 890 will mail them to you by first-class mail, or another equally prompt means.

This document is a prospectus of New BuzzFeed and a proxy statement of 890 for 890’s special meeting of stockholders. Neither BuzzFeed nor 890 has authorized anyone to give any information or make any representation about the Business Combination, New BuzzFeed or 890 that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that 890 has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

890 5TH AVENUE PARTNERS, INC.

BUZZFEED, INC.

CM PARTNERS, LLC

890 5TH AVENUE PARTNERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(Unaudited)
Assets:
Current assets:
Cash	$498,421	$201,781
Prepaid expenses	683,855	6,815
Total current assets	1,182,276	208,596
Investments held in Trust Account	287,507,970	—
Deferred offering costs associated with the initial public offering	—	338,798
Total Assets	$288,690,246	$547,394

Liabilities and Stockholder’s Equity:
Current liabilities:
Accounts payable	$1,062,446	$120,269
Accrued expenses	573,000	99,931
Franchise tax payable	99,178	450
Advances from related party	—	13,050
Note payable	—	300,000
Total current liabilities	1,734,624	533,700
Warrant liabilities	12,324,034	—
Total Liabilities	14,058,658	533,700

Commitments and Contingencies (Note 5)

Class A common stock, $0.0001 par value; 26,963,158 and 0 shares subject to possible redemption at $10.00 per share as of June 30, 2021 and December 31, 2020, respectively	269,631,580	—

Stockholder’s Equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding as of June 30, 2021 and December 31, 2020	—	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; 2,564,342 shares issued and outstanding (excluding 26,963,158 shares subject to possible redemption) as of June 30, 2021	256	—
Class F common stock, $0.0001 par value; 25,000,000 shares authorized; 7,187,500 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively(1)	719	719
Additional paid-in capital	8,270,788	24,281
Accumulated deficit	(3,271,755)	(11,306)
Total stockholder’s equity	5,000,008	13,694
Total Liabilities and Stockholder’s Equity	$288,690,246	$547,394
(1)	As of December 31, 2020, includes up to 937,500 shares of Class F common stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On January 14, 2021, the over-allotment option was exercised in full. Thus, none of these shares were forfeited.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

890 5TH AVENUE PARTNERS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended	For the Six Months Ended
	June 30, 2021	June 30, 2021
Operating expenses
General and administrative expenses	$627,933	$1,901,116
Administrative fee - related party	60,000	120,000
Franchise tax expense	49,863	99,178
Loss from operations	(737,796)	(2,120,294)
Change in fair value of warrant liabilities	(3,568,017)	(916,559)
Offering costs associated with issuance of public and private warrants	─	(231,566)
Unrealized gain from investments held in Trust Account	4,369	7,970
Net loss	$(4,301,444)	$(3,260,449)

Weighted average shares outstanding of Class A common stock subject to possible redemption, basic and diluted	27,388,576	27,332,731

Basic and diluted net income per share, Class A common stock subject to possible redemption	$—	$—

Weighted average shares outstanding of non-redeemable common stock, basic and diluted	9,326,424	9,157,299

Basic and diluted net loss per share, non-redeemable common stock	$(0.46)	$(0.36)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

890 5TH AVENUE PARTNERS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock						Total
	Class A		Class F		Additional Paid-In	Accumulated	Stockholder’s
	Shares	Amount	Shares (1)	Amount	Capital	Deficit	Equity
Balance — December 31, 2020	—	$—	7,187,500	$719	$24,281	$(11,306)	$13,694
Sale of units in initial public offering, less derivative liabilities for public warrants	28,750,000	2,875	—	—	276,380,459	—	276,383,334
Offering costs	—	—	—	—	(5,989,182)	—	(5,989,182)
Sale of units in private placement, less derivative liabilities for private placement warrants	777,500	77	—	—	7,484,114	—	7,484,191
Class A common stock subject to possible redemption	(27,393,303)	(2,739)	—	—	(273,930,291)	—	(273,933,030)
Net income	—	—	—	—	—	1,040,995	1,040,995
Balance — March 31, 2021 (unaudited)	2,134,197	213	7,187,500	719	3,969,381	1,029,689	5,000,002
Class A common stock subject to possible redemption	430,145	43	—	—	4,301,407	—	4,301,450
Net income	—	—	—	—	—	(4,301,444)	(4,301,444)
Balance — June 30, 2021 (unaudited)	2,564,342	$256	7,187,500	$719	$8,270,788	$(3,271,755)	$5,000,008
(1)	As of December 31, 2020, includes up to 937,500 shares of Class F common stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. On January 14, 2021, the over-allotment option was exercised in full. Thus, none of these shares were forfeited.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

890 5TH AVENUE PARTNERS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Ended
June 30, 2021
Cash Flows from Operating Activities:
Net loss	$(3,260,449)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized gain from investments held in Trust Account	(7,970)
Offering costs associated with issuance of public and private warrants	231,566
Change in fair value of warrant liabilities	916,559
Changes in operating assets and liabilities:
Prepaid expenses	(677,040)
Accounts payable	942,177
Accrued expenses	423,269
Franchise tax payable	98,728
Net cash used in operating activities	(1,333,160)

Cash Flows from Investing Activities
Cash deposited in Trust Account	(287,500,000)
Net cash used in investing activities	(287,500,000)

Cash Flows from Financing Activities:
Proceeds received from initial public offering, gross	287,500,000
Proceeds received from private placement	7,775,000
Advances from related party	20,125
Repayment of advances from related party	(33,175)
Repayment of note payable to related party	(300,000)
Payment of offering costs	(5,832,150)
Net cash provided by financing activities	289,129,800

Net increase in cash	296,640

Cash - beginning of the period	201,781
Cash - end of the period	$498,421

Supplemental disclosure of noncash activities:
Offering costs included in accrued expenses	$70,000
Initial value of Class A common stock subject to possible redemption	$272,650,670
Change in value of Class A common stock subject to possible redemption	$(3,019,090)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Note 1—Description of Organization and Business Operations

Organization and General

890 5th Avenue Partners, Inc. (the “Company”) is a blank check company incorporated in Delaware on September 9, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of June 30, 2021, the Company had not commenced any operations. All activity for the period from September 9, 2020 (inception) through June 30, 2021 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”) described below, the search for and evaluation and due diligence of potential targets for an initial business combination, and the negotiation and drafting of documentation for the Business Combination and Convertible Note Financing (as defined below). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in the trust account from the proceeds from the Initial Public Offering and the sale of the private placement.

Sponsor and Financing

The Company’s sponsor is 200 Park Avenue Partners, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 11, 2021. On January 14, 2021, the Company consummated its Initial Public Offering of 28,750,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 3,750,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $287.5 million, and incurring offering costs of approximately $6.2 million.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 777,500 units (each, a “Private Placement Unit” and collectively, the “Private Placement Units”) at a price of $10.00 per Private Placement Unit to the Sponsor, PA 2 Co-Investment LLC (an affiliate of Cowen and Company, LLC, a representative of the underwriters), and Craig-Hallum Capital Group LLC (a representative of the underwriters) and its affiliate, generating proceeds of approximately $7.8 million, and incurring offering costs of approximately $12,000 (Note 4).

Trust Account

Upon the closing of the Initial Public Offering and the Private Placement, an aggregate of $287.5 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was held in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding taxes payable on the income earned on the trust account) at the time of signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “A&R Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The A&R Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The holders of the Founder Shares (as defined in Note 4) prior to the Initial Public Offering (the “initial stockholders”) agreed not to propose an amendment to the A&R Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or January 14, 2023 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period.

In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination

On June 24, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Bolt Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub I”), Bolt Merger Sub II, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub II”), and BuzzFeed, Inc., a Delaware corporation (“BuzzFeed”).

The Merger Agreement provides for, among other things, the following transactions at the closing: Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of the Company (the “Merger”). Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II (the “Second Merger,” together with the Merger, the “Two-Step Merger”) with Merger Sub II being the surviving company of the Second Merger. The Two-Step Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

In accordance with the terms and subject to the conditions of the Merger Agreement, each share of Class A common stock of BuzzFeed, Class B common stock of BuzzFeed, Class C common stock of BuzzFeed and preferred stock of BuzzFeed, other than company restricted stock awards, excluded shares and dissenting shares shall be cancelled and automatically converted into a number of shares of Class A common stock of the Company equal to the quotient, rounded to the tenth decimal place, obtained by dividing 30,880,000 by the aggregate number of shares of BuzzFeed Series F Preferred Stock and BuzzFeed Series G Preferred Stock outstanding as of the effective time; (ii) each share of BuzzFeed Class A Common Stock and BuzzFeed Preferred Stock (other than BuzzFeed Series F Preferred Stock, BuzzFeed Series G Preferred Stock, company restricted stock awards, excluded shares and dissenting shares) shall be converted into the right to receive a number of shares of Class A Common Stock of the Company equal to the quotient of: (A) the remaining per share amount, divided by (B) $10.00; (iii) each share of BuzzFeed Class B Common Stock (other than excluded shares and dissenting shares) shall be converted into the right to receive a number of shares of Class B common stock of the Company equal to the quotient of: (A) the remaining per share amount, divided by (B) $10.00; and (iv) each share of BuzzFeed Class C Common Stock (other than excluded shares and dissenting shares) shall be converted into the right to receive a number of shares of Class C common stock of the Company equal to the quotient of: (A) the remaining per share amount, divided by (B) $10.00.

Concurrently with the execution of the Merger Agreement, the Company entered into a convertible note subscription agreement (the “Convertible Note Subscription Agreement”) with certain investors (the “Note Investors”), in respect of $150.0 million aggregate principal amount of unsecured convertible notes due in 2026 (the “Notes”) to be issued in connection with the closing of the Business Combination The principal terms of the Notes are set forth in the term sheet attached as an exhibit to the Convertible Note Subscription Agreement and will be embodied in an indenture to be entered into in connection with the closing of the Business Combination between BuzzFeed, the guarantors party thereto and the indenture trustee (the “Indenture”) and the form of global note attached thereto. The Notes will bear interest at a rate of 7.00% per annum, payable semi-annually (provided, however, that if there is less than $144.0 million in 890’s trust account immediately following the closing date of the transactions subject of the Convertible Note Subscription Agreement (the “Convertible Note Financing”), the stated interest rate shall be 8.50% per annum), will be convertible into approximately 12,000,000 shares of Class A common stock at an initial conversion price of the lesser of (x) $12.50 and (y) a 25% premium to the lowest per share price at which any equity of 890 is issued prior to the closing of the Business Combination in accordance with the terms thereof, and shall mature on the date that is five years following the closing of the Convertible Note Financing.

Liquidity and Capital Resources

As of June 30, 2021, the Company had approximately $498,000 in cash and working capital deficit of approximately $453,000, not taking into account tax obligations of approximately $100,000 that may be paid using investment income earned from Trust Account.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the cash proceeds of $25,000 from the sale of the Founder Shares (as defined in Note 4), loan from the Sponsor of $300,000 under the Note (as defined in Note 4), and advances from related party of approximately $13,000 (Note 4). The Company repaid the Note of $300,000 in full on January 14, 2021 and the Company reimbursed the advances from the related party in full in February 2021. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity needs have been satisfied through the net proceeds from the consummation of the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of our management team or any of their affiliates or other third parties, may, but are not obligated to (except as described below), provide the Company with Working Capital Loans (as defined in Note 4). The Working Capital Loans will either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units.

On May 27, 2021, the Sponsor committed to provide to the Company an aggregate of up to $1.6 million in loans, and on August 6, 2021, the Sponsor committed to provide to the Company an additional amount of up to $0.8 million in loans for an aggregate of up to $2.4 million in loans, in each case in order to finance the Company’s working capital needs (including transaction costs in connection with a Business Combination) (the foregoing, the “Sponsor Loan Commitment”). As described above, up to $1.5 million of the Sponsor Loan Commitment (in the aggregate with any other Working Capital Loans) may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. On August 3, 2021, the Company borrowed from the Sponsor the amount of $0.5 million under the Sponsor Loan Commitment, which amount remains outstanding.

Based on the foregoing, management has since reevaluated the Company’s liquidity and financial condition and believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using the funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the period presented. Operating results for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited balance sheet and notes thereto included in the Form 8-K and the final prospectus filed by the Company with the SEC on January 21, 2021 and January 13, 2021, respectively. During the course of preparing the quarterly report on Form 10-Q for the three-month period ended March 31, 2021, the Company identified misapplication of accounting guidance related to the Company’s warrants in the Company’s previously issued audited balance sheet dated January 14, 2021, filed on Form 8-K on January 21, 2021 (the “Post-IPO Balance Sheet”). The warrants were reflected as a component of equity in the Post-IPO Balance Sheet as opposed to liabilities on the balance sheet, based on the Company’s application of FASB ASC Topic 815-40, “Derivatives and Hedging, Contracts in Entity’s Own Equity” (“ASC 815-40”), FASB ASC Topic 250, “Accounting Changes and Error Corrections,” and Staff Accounting Bulletin 99, “Materiality” (“SAB 99”) issued by the SEC, the Company determined the impact of the error was immaterial.

Principles of Consolidation

The condensed consolidated financial statements of the Company include its wholly-owned subsidiaries in connection with the planned merger. All inter-company accounts and transactions are eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. At June 30, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2021 and December 31, 2020.

Investments Held in the Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in net gain from investments held in Trust Account in the accompanying unaudited condensed consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the condensed balance sheets.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statements of operations. Offering costs associated with the Class A common stock were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its warrants issued in connection with its Initial Public Offering and Private Placement recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s condensed consolidated statements of operations. The fair value of warrants issued in connection with the Initial Public Offering was initially measured using Binominal Lattice simulation and subsequently been measured on the market price of such warrants at each measurement date when separately listed and traded. The fair value of warrants issued in connection with the Private Placement has been estimated using modified Black-Scholes Option Pricing Model at each measurement date.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including shares of Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at June 30, 2021, 26,963,158 shares of Class A common stock subject to possible redemption at the redemption amount were presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s consolidated balance sheets.

Net Income (Loss) per Share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income (loss) per share of common stock is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net income (loss) per share of common stock does not consider the effect of the warrants issued in connection with the Initial Public Offering and Private Placement since the exercise price of the warrants is in excess of the average stock price for the period and therefore the inclusion of such warrants would be anti-dilutive.

The Company’s consolidated statements of operations includes a presentation of income (loss) per share of common stock for Class A common stock subject to possible redemption in a manner similar to the two-class method of income (loss) per share of common stock. Net income per common share, basic and diluted, for Class A common stock subject to possible redemption is calculated by dividing the proportionate share of interest income from investments held in the Trust Account, net of applicable franchise and income taxes, by the weighted average number of shares of Class A common stock subject to possible redemption outstanding since original issuance.

Net loss per share of common stock, basic and diluted, for non-redeemable common stock is calculated by dividing the net loss, less income attributable to Class A common stock, by the weighted average number of non-redeemable common stock outstanding for the period.

Non-redeemable common stock includes Founder Shares and non-redeemable shares of Class A common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.

The following table reflects the calculation of basic and diluted net income (loss)per share of common stock:

	For the Three Months Ended	For the Six Months Ended
	June 30, 2021	June 30, 2021
Class A common stock subject to possible redemption
Numerator:
Net gain from investments held in Trust Account	$4,097	$7,474
Less: Company’s portion available to be withdrawn to pay taxes	(4,097)	(7,474)
Net income attributable to Class A common stock subject to possible redemption	$—	$—
Denominator:
Weighted average shares outstanding of Class A common stock subject to possible redemption, basic and diluted	27,388,576	27,332,731
Basic and diluted net income per share, Class A common stock subject to possible redemption	$—	$—

Non-redeemable common stock
Numerator:
Net loss	$(4,301,444)	$(3,260,449)
Less: Net income attributable to Class A common stock subject to possible redemption	—	—
Net loss attributable to non-redeemable common stock	$(4,301,444)	$(3,260,449)
Denominator:
Weighted average shares outstanding of non-redeemable common stock, basic and diluted	9,326,424	9,157,299
Basic and diluted net loss per share, non-redeemable common stock	$(0.46)	$(0.36)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of June 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Recently Adopted Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

Note 3—Initial Public Offering

On January 14, 2021, the Company consummated its Initial Public Offering of 28,750,000 Units, including 3,750,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $287.5 million, and incurring offering costs of approximately $6.2 million.

Each Unit consists of one share of Class A common stock, and one-third of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

A certain qualified institutional buyer (the “Anchor Investor”) purchased 1,000,000 Units in the Initial Public Offering. The Anchor Investor subscribed for membership interests in the Sponsor representing an indirect beneficial interest in 212,621 Founder Shares and 28,750 Private Placement Units.

The Anchor Investor agreed to vote any shares that it holds (including any Public Shares that it holds) in favor of the initial Business Combination, and a smaller portion of affirmative votes from other Public Stockholders would be required to approve the initial Business Combination. As a result of the Private Placement Units that the Anchor Investor holds, it may have different interests with respect to a vote on an initial Business Combination than other Public Stockholders.

The Anchor Investor will not have any rights to the funds held in the Trust Account beyond the rights afforded to the Public Stockholders, as described herein.

Note 4—Related Party Transactions

Founder Shares

In October 2020, the Sponsor purchased 7,187,500 shares of the Company’s Class F common stock, par value $0.0001 per share, (the “Founder Shares”) for an aggregate price of $25,000. The initial stockholders agreed to forfeit up to 937,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering (excluding the shares comprising the Private Placement Units). The underwriter exercised its over-allotment option in full on January 14, 2021; thus, the 937,500 Founder Shares were no longer subject to forfeiture.

The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Private Placement Units

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 777,500 Private Placement Units at a price of $10.00 per Private Placement Unit to the Sponsor, PA 2 Co-Investment LLC, and Craig-Hallum Capital Group LLC and its affiliate, generating proceeds of approximately $7.8 million, and incurring offering cots of approximately $12,000.

The Private Placement Units (including the shares comprising the Private Placement Units, the Private Placement Warrants (as defined below) and shares of Class A common stock issuable upon exercise of such warrants) are not transferable or saleable until 30 days after the completion of the initial Business Combination.

Each whole private placement warrant underlying the Private Placement Units (the “Private Placement Warrants”) is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the Private Placement Units has been added to the proceeds from the Initial Public Offering to be held in the Trust Account. The Private Placement Units (including the shares comprising the Private Placement Units, the Private Placement Warrants and shares of Class A common stock issuable upon exercise of such warrants) are not transferable or salable until 30 days after the completion of the initial Business Combination. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Units and the underlying securities will expire worthless.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Units until 30 days after the completion of the initial Business Combination.

Related Party Loans

On October 15, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $300,000 under the Note as of December 31, 2020 and repaid the Note in full on January 14, 2021.

In addition, an affiliate of the Sponsor advanced approximately $13,000 to cover for certain expenses on behalf of the Company. The Company reimbursed the advances from the affiliate of the Sponsor in full in February 2021.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of our management team or any of their affiliates or other third parties, may, but are not obligated to (except as described below), loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of June 30, 2021 and December 31, 2020, the Company had no borrowings under the Working Capital Loans.

On May 27, 2021, the Sponsor committed to provide to the Company an aggregate of up to $1.6 million in loans, and on August 6, 2021, the Sponsor committed to provide to the Company an additional amount of up to $0.8 million in loans for an aggregate of up to $2.4 million in loans, in each case in order to finance the Company’s working capital needs (including transaction costs in connection with a Business Combination). As described above, up to $1.5 million of the Sponsor Loan Commitment (in the aggregate with any other Working Capital Loans) may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. On August 3, 2021, the Company borrowed from the Sponsor the amount of $0.5 million under the Sponsor Loan Commitment, which amount remains outstanding.

Administrative Services Agreement

Commencing on the date of the listing of the Units on the Nasdaq Capital Market through the earlier of the consummation of the initial Business Combination or the liquidation of the Company, the Company will pay the Sponsor $20,000 per month for office space, utilities, general office and secretarial support, and administrative and support services. For the three and six months ended June 30, 2021, the Company incurred and paid approximately $60,000 and $120,000 in expenses for these services, respectively.

In addition, the Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential partner businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, executive officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account.

Note 5—Commitments & Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Units and units that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Units and units that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. These holders are entitled to make up to certain demands, excluding short form demands, that the Company registered such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per unit, or approximately $5.8 million in the aggregate, paid upon the closing of the Initial Public Offering.

Business Combination Marketing Agreement

The Company engaged certain underwriters in connection with the Business Combination to assist the Company in holding meetings with the stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The scope of engagement excludes identifying and/or evaluating possible acquisition candidates. Pursuant to the agreement with the underwriters, the marketing fee payable to the underwriters will be 3.5% of the gross proceeds of the Initial Public Offering, approximately $10.1 million in the aggregate.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6—Warrants

As of June 30, 2021, there were 9,583,333 Public Warrants and 259,167 Private Placement Warrants outstanding. There were no warrants outstanding at December 31, 2020. Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of the Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

The warrants have an exercise price of $11.50 per whole share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination, at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the initial stockholders or their respective affiliates, without taking into account any Founder Shares or shares comprising the Private Placement Units held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination, and (z) the volume weighted average trading price of the Class A common stock during the 10 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the Market Value.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash (except as described herein with respect to the Private Placement Warrants):

●	in whole and not in part;
●	at a price of $0.01 per Warrant;
●	upon a minimum of 30 days’ prior written notice of redemption; and
●	if, and only if, the last reported sale price of Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described above) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the warrants for redemption as described above, the management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Redemption of warrants for when the price per share of Class A common stock equals or exceeds $10.00:

Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;
●	upon a minimum of 30 days’ prior written notice of redemption;
●	if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;
●	if and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given.

Note 7—Stockholders’ Equity

Preferred Stock – The Company filed its initial Certificate of Incorporation on September 9, 2020, which authorized no shares of preferred stock. The Company filed its A&R Certificate of Incorporation on January 11, 2021, which authorized 5,000,000 shares of preferred stock, par value $0.0001 per share. The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock – The Company filed its initial Certificate of Incorporation on September 9, 2020, which authorized no shares of Class A common stock. The Company filed its A&R Certificate of Incorporation on January 11, 2021, which authorized 500,000,000 shares of Class A common stock, par value $0.0001 per share. The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of June 30, 2021, there were 2,564,342 shares of Class A common stock issued and outstanding, excluding 26,963,158 shares of Class A common stock subject to possible redemption. At December 31, 2020, there were no Class A common stock issued and outstanding.

Class F Common Stock – The Company is authorized to issue 25,000,000 shares of Class F common stock with a par value of $0.0001 per share. In October 2020, the Company issued 7,187,500 shares of Class F common stock, including an aggregate of 937,500 shares of Class F common stock that were subject to forfeiture, to the Company by the initial stockholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering (excluding the shares comprising the Private Placement Units). The underwriter exercised its over-allotment option in full on January 14, 2021; thus, the 937,500 shares of Class F common stock were no longer subject to forfeiture.

Holders of the Class A common stock and holders of the Class F common stock of record are entitled to one vote for each share held on all matters to be voted on by stockholders, including any vote in connection with the initial Business Combination, and vote together as a single class, except as required by law.

The Class F common stock will automatically convert into Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to increase in respect of the issuance of certain securities, as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities (as described herein), are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class F common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, 20% of the aggregate number of all shares of common stock outstanding upon the completion of the Initial Public Offering, plus the aggregate number of shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (net of the number of shares of Class A common stock redeemed in connection with the initial Business Combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination.

Note 8 — Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Fair Value Measured as of June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets
Investments held in Trust Account - U.S. Treasury securities	$287,507,970	$—	$—	$287,507,970
Liabilities:
Warrant liabilities - public warrants	$11,979,167	$—	$—	$11,979,167
Warrant liabilities - private warrants	$—	$—	$344,867	$344,867

As of December 31, 2020, there were no assets or liabilities that were measured at fair value on a recurring basis.

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in March 2021, when the Public Warrants were separately listed and traded.

Level 1 instruments include investments invested in government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The fair value of public warrants issued in connection with the Initial Public Offering was initially measured using Binominal Lattice simulation and subsequently been measured at the market price of such warrants at each measurement date when separately listed and traded. The fair value of private warrants issued in connection with the Private Placement is estimated using modified Black-Scholes Option Pricing Model at each measurement date. For the three and six months ended June 30, 2021, the Company recognized an increase in the fair value of warrant liabilities of $3.6 million and $917,000 presented as change in fair value of derivative warrant liabilities on the accompanying unaudited condensed consolidated statements of operations.

The change in the fair value of the Level 3 derivative warrant liabilities for the period for the three and six months ended June 30, 2021 is summarized as follows:

Warrant liabilities at January 1, 2021	$—
Issuance of public and private warrants	11,407,475
Public warrants transfer to Level 1	(11,116,667)
Change in fair value of warrant liabilities	(63,958)
Warrant liabilities at March 31, 2021	226,850
Change in fair value of warrant liabilities	118,017
Warrant liabilities at June 30, 2021	$344,867

The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a Binominal Lattice simulation and modified Black-Scholes Option Pricing model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	June 30, 2021	March 31, 2021	January 14, 2021
Exercise price	$11.50	$11.50	$11.50
Stock Price	$9.86	$9.69	$10.00
Term (in years)	5.33	5.00	5.00
Volatility	19.50%	15.70%	18.00%
Risk-free interest rate	0.93%	1.06%	0.82%
Dividend yield	—	—	—

Note 9 — Subsequent Events

On August 3, 2021, the Company borrowed from the Sponsor the amount of $0.5 million under the Sponsor Loan Commitment, which amount remains outstanding.

On August 6, 2021, the Sponsor committed to provide to the Company an amount of up to $0.8 million in loans in order to finance the Company’s working capital needs (including transaction costs in connection with a Business Combination), which amount, together with the $1.6 million in loans that the Sponsor committed on May 27, 2021 for the same purpose, comprises an aggregate of up to $2.4 million of loans committed by the Sponsor to the Company. As described above, up to $1.5 million of the Sponsor Loan Commitment (in the aggregate with any other Working Capital Loans) may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender.

Management has evaluated subsequent events and transactions occurring through the date the financial statements were issued. Based upon this review, except as noted above, the Company did not identify any subsequent event that would have required adjustment or disclosure in the condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of 890

5th Avenue Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of 890 5th Avenue Partners, Inc. (the “Company”) as of December 31, 2020, the related statements of operations, stockholders’ equity and cash flows for the period from September 9, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from September 9, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

New York, NY

March 31, 2021

890 5TH AVENUE PARTNERS, INC.

BALANCE SHEET

DECEMBER 31, 2020

December 31, 2020
Assets:
Current assets:
Cash	$201,781
Prepaid expenses	6,815
Total current assets	208,596
Deferred offering costs associated with the initial public offering	338,798
Total Assets	$547,394

Liabilities and Stockholder’s Equity:
Current liabilities:
Accounts payable	$120,269
Accrued expenses	99,931
Franchise tax payable	450
Advances from related party	13,050
Note payable	300,000
Total current liabilities	533,700
Commitments and Contingencies
Stockholder’s Equity:
Class F common stock, $0.0001 par value; 25,000,000 shares authorized; 7,187,500 shares issued and outstanding(1)	719
Additional paid-in capital	24,281
Accumulated deficit	(11,306)
Total stockholder’s equity	13,694
Total Liabilities and Stockholder’s Equity	$547,394
(1)	This number includes up to 937,500 shares of common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. On January 14, 2021, the over-allotment option was exercised in full. Accordingly, none of these shares were forfeited.

The accompanying notes are an integral part of these financial statements.

890 5TH AVENUE PARTNERS, INC.

STATEMENT OF OPERATIONS

For the period from September 9, 2020 (inception) through December 31, 2020

For the Period from
September 9, 2020 (inception) to
December 31, 2020
Operating expenses
General and administrative expenses	$10,856
Franchise tax expenses	450
Net loss	$(11,306)

Weighted average shares outstanding, basic and diluted(1)	6,250,000

Basic and diluted net loss per share	$(0.00)
(1)	This number excludes an aggregate of up to 937,500 shares of common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. On January 14, 2021, the over-allotment option was exercised in full. Accordingly, none of these shares were forfeited.

The accompanying notes are an integral part of these financial statements.

890 5TH AVENUE PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

For the Period from September 9, 2020 (inception) to December 31, 2020

	Common Stock				Total
	Class F		Additional Paid-In	Accumulated	Stockholder’s
	Shares(1)	Amount	Capital	Deficit	Equity
Balance – September 9, 2020 (inception)	—	$—	$—	$—	$—

Issuance of Class F common stock to Sponsor	7,187,500	719	24,281	—	25,000

Net loss	—	—	—	(11,306)	(11,306)

Balance – December 31, 2020	7,187,500	$719	$24,281	$(11,306)	$13,694
(1)	This number includes up to 937,500 shares of common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. On January 14, 2021, the over-allotment option was exercised in full. Accordingly, none of these shares were forfeited.

The accompanying notes are an integral part of these financial statements.

890 5TH AVENUE PARTNERS, INC.

STATEMENT OF CASH FLOWS

For the Period from September 9, 2020 (inception) to December 31, 2020

For the Period from
September 9, 2020 (inception)
through
December 31, 2020
Cash Flows from Operating Activities:
Net loss	$(11,306)
Changes in operating assets and liabilities:
Prepaid expenses	(6,815)
Accounts payable	9,844
Franchise tax payable	450
Net cash used in operating activities	(7,827)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock to Sponsor	25,000
Proceeds from note payable to related party	300,000
Payment of offering costs	(115,392)
Net cash provided by financing activities	209,608

Net increase in cash	201,781

Cash – beginning of the period	—
Cash – end of the period	$201,781

Supplemental disclosure of noncash activities:
Offering costs included in accounts payable	$110,425
Offering costs included in accrued expenses	$99,931
Offering costs paid by related party under promissory note	$13,000
Expenses paid by related party	$50

The accompanying notes are an integral part of these financial statements.

890 5TH AVENUE PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Organization and General

890 5th Avenue Partners, Inc. (the “Company”) is a blank check company incorporated in Delaware on September 9, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from September 9, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

Sponsor and Financing

The Company’s sponsor is 200 Park Avenue Partners, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 11, 2021. On January 14, 2021, the Company consummated its Initial Public Offering of 28,750,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 3,750,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $287.5 million, and incurring offering costs of approximately $6.2 million.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 777,500 units (each, a “Private Placement Unit” and collectively, the “Private Placement Units”) at a price of $10.00 per Private Placement Unit to the Sponsor, PA 2 Co-Investment LLC (an affiliate of Cowen and Company, LLC, a representative of the underwriters), and Craig-Hallum Capital Group LLC (a representative of the underwriters) and its affiliate, generating proceeds of approximately $7.8 million (Note 5).

Trust Account

Upon the closing of the Initial Public Offering and the Private Placement, an aggregate of $287.5 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was held in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding taxes payable on the income earned on the trust account) at the time of signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders (the “Public Stockholders”) of the Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “A&R Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The A&R Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The holders of the Founder Shares (as defined in Note 4) prior to the Initial Public Offering (the “initial stockholders”) agreed not to propose an amendment to the A&R Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or January 14, 2023 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period.

In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Capital Resources

As of December 31, 2020, the Company had approximately $202,000 in cash, and working capital deficit of approximately $325,000, excluding franchise tax payable.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the cash proceeds of $25,000 from the sale of the Founder Shares (as defined in Note 4), loan from the Sponsor of $300,000 under the Note (as defined in Note 4), and advances from related party of approximately $13,000 (Note 5). The Company repaid the Note of $300,000 in full on January 14, 2021 and the Company reimbursed the advances from the related party in full in February 2021. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity needs have been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account.

Based on the foregoing, management has since reevaluated the Company’s liquidity and financial condition and believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using the funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements,” approximates the carrying amounts represented in the balance sheet.

Deferred Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A —“Expenses of Offering.” Deferred offering costs consist of legal, accounting, and other costs incurred that were directly related to the Initial Public Offering and recorded as an asset on the Balance Sheet. These costs, along with underwriting fees were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Net Loss Per Share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the periods excluding shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 937,500 shares of Class F Common Stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriters. The underwriter exercised its over-allotment option in full on January 14, 2021; thus, the 937,500 shares of Class F Common Stock were no longer subject to forfeiture. At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of us. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Deferred taxes were deemed immaterial as of December 31, 2020.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be de minimis for the period from September 9, 2020 (inception) through December 31, 2020.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On January 14, 2021, the Company consummated its Initial Public Offering of 28,750,000 Units, including 3,750,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $287.5 million, and incurring offering costs of approximately $6.2 million.

Each Unit consists of one share of Class A common stock, and one-third of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).

A certain qualified institutional buyer (the “Anchor Investor”) purchased 1,000,000 Units in the Initial Public Offering. The Anchor Investor subscribed for membership interests in the Sponsor representing an indirect beneficial interest in 212,621 Founder Shares and 28,750 Private Placement Units.

The Anchor Investor agreed to vote any shares that it holds (including any Public Shares that it holds) in favor of the initial Business Combination, and a smaller portion of affirmative votes from other Public Shareholders would be required to approve the initial Business Combination. As a result of the Private Placement Units that the Anchor Investor holds, it may have different interests with respect to a vote on an initial Business Combination than other Public Stockholders.

The Anchor Investor will not have any rights to the funds held in the Trust Account beyond the rights afforded to the Public Stockholders, as described herein.

Note 4 — Related Party Transactions

Founder Shares

In October 2020, the Sponsor purchased 7,187,500 shares of the Company’s Class F common stock, par value $0.0001 per share, (the “Founder Shares”) for an aggregate price of $25,000. The initial stockholders agreed to forfeit up to 937,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering (excluding the shares comprising the Private Placement Units). The underwriter exercised its over-allotment option in full on January 14, 2021; thus, the 937,500 Founder Shares were no longer subject to forfeiture.

The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 777,500 Private Placement Units at a price of $10.00 per Private Placement Unit to the Sponsor, PA 2 Co-Investment LLC, and Craig-Hallum Capital Group LLC and its affiliate, generating proceeds of approximately $7.8 million.

The Private Placement Units (including the shares comprising the Private Placement Units, the Private Placement Warrants (as defined below) and shares of Class A common stock issuable upon exercise of such warrants) are not transferable or salable until 30 days after the completion of the initial Business Combination.

Each whole private placement warrant underlying the Private Placement Units (the “Private Placement Warrants”) is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the Private Placement Units has been added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Units and the underlying securities will expire worthless.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Units until 30 days after the completion of the initial Business Combination.

Related Party Loans

On October 15, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $300,000 under the Note as of December 31, 2020 and repaid the Note in full on January 14, 2021.

In addition, an affiliate of the Sponsor advanced approximately $13,000 to cover for certain expenses on behalf of the Company. The Company reimbursed the advances from the affiliate of the Sponsor in full in February 2021.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of our management team or any of their affiliates or other third parties, may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

Commencing on the date of the listing of the Units on the Nasdaq Capital Market through the earlier of the consummation of the initial Business Combination or the liquidation of the Company, the Company will pay the Sponsor $20,000 per month for office space, utilities, general office and secretarial support, and administrative and support services.

In addition, the Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential partner businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, executive officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account.

Note 5 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Units and units that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Units and units that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. These holders are entitled to make up to certain demands, excluding short form demands, that the Company registered such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per unit, or approximately $5.8 million in the aggregate, paid upon the closing of the Initial Public Offering.

Business Combination Marketing Agreement

The Company engaged certain underwriters in connection with the Business Combination to assist the Company in holding meetings with the stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The scope of engagement excludes identifying and/or evaluating possible acquisition candidates. Pursuant to the agreement with the underwriters, the marketing fee payable to the underwriters will be 3.5% of the gross proceeds of the Initial Public Offering, approximately $10.1 million in the aggregate.

Note 6 — Stockholders’ Equity

Preferred Stock - The Company filed its initial Certificate of Incorporation on September 9, 2020, which authorized no shares of preferred stock. The Company filed its A&R Certificate of Incorporation on January 11, 2021, which authorized 5,000,000 shares of preferred stock, par value $0.0001 per share. The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, the Company was not authorized to issue shares of preferred stock and therefore there were no shares of preferred stock issued or outstanding as of December 31, 2020.

Class A Common Stock - The Company filed its initial Certificate of Incorporation on September 9, 2020, which authorized no shares of Class A common stock. The Company filed its A&R Certificate of Incorporation on January 11, 2021, which authorized 500,000,000 shares of Class A common stock, par value $0.0001 per share. The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2020, the Company was not authorized to issue shares of Class A common stock and therefore there were no shares of Class A common stock issued or outstanding as of December 31, 2020.

Class F Common Stock - The Company is authorized to issue 25,000,000 shares of Class F common stock with a par value of $0.0001 per share. In October 2020, the Company issued 7,187,500 shares of Class F common stock, including an aggregate of 937,500 shares of Class F common stock that were subject to forfeiture, to the Company by the initial stockholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering (excluding the shares comprising the Private Placement Units). The underwriter exercised its over-allotment option in full on January 14, 2021; thus, the 937,500 shares of Class F common stock were no longer subject to forfeiture.

Holders of the Class A common stock and holders of the Class F common stock of record are entitled to one vote for each share held on all matters to be voted on by stockholders, including any vote in connection with the initial Business Combination, and vote together as a single class, except as required by law.

The Class F common stock will automatically convert into Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to increase in respect of the issuance of certain securities, as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities (as described herein), are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class F common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, 20% of the aggregate number of all shares of common stock outstanding upon the completion of the Initial Public Offering, plus the aggregate number of shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (net of the number of shares of Class A common stock redeemed in connection with the initial Business Combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of the Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

The warrants have an exercise price of $11.50 per whole share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination, at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the initial stockholders or their respective affiliates, without taking into account any Founder Shares or shares comprising the Private Placement Units held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination, and (z) the volume weighted average trading price of the Class A common stock during the 10 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the Market Value.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash (except as described herein with respect to the Private Placement Warrants):

●	in whole and not in part;

●	at a price of $0.01 per Warrant;
●	upon a minimum of 30 days’ prior written notice of redemption; and

if, and only if, the last reported sale price of Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described above) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the warrants for redemption as described above, the management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Redemption of warrants for when the price per share of Class A common stock equals or exceeds $10.00:

Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

●	in whole and not in part;
●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;
●	upon a minimum of 30 days’ prior written notice of redemption;
●	if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;
●	if and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given.

Note 7 — Subsequent Events

The Company evaluated events that have occurred after the balance sheet date through the date on which the financial statement was issued. Based upon this review, other than described in the financial statement, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

BUZZFEED, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$154,809	$90,626
Accounts receivable (net of allowance for doubtful accounts of $774 and $1,387 as of June 30, 2021 and December 31, 2020)	76,443	106,251
Prepaid and other current assets	18,242	11,644
Total current assets	249,494	208,521
Restricted cash	—	15,500
Property and equipment, net	23,491	25,545
Capitalized software costs, net	15,985	16,560
Intangible assets, net	19,831	1,368
Goodwill	5,927	—
Prepaid and other assets	15,292	11,698
Total assets	$330,020	$279,192

Liabilities and Equity
Current liabilities
Accounts payable	$10,906	$8,413
Accrued expenses	19,708	20,638
Deferred rent	4,270	3,903
Deferred revenue	2,123	2,432
Accrued compensation	22,683	19,724
Other current liabilities	1,337	2,118
Total current liabilities	61,027	57,228
Deferred rent	14,561	18,053
Debt	19,560	20,396
Other liabilities	3,508	1,633
Total liabilities	98,656	97,310
Commitments and contingencies
Series A, convertible preferred stock, $0.001 par value; 3,500,000 shares authorized; 3,500,000 shares issued and outstanding at June 30, 2021 and December 31, 2020	3,001	3,001
Series A-1, convertible preferred stock, $0.001 par value; 3,800,515 shares authorized; 3,800,515 shares issued and outstanding at June 30, 2021 and December 31, 2020	4	4
Series B, convertible preferred stock, $0.001 par value; 4,401,242 shares authorized; 4,401,242 shares issued and outstanding at June 30, 2021 and December 31, 2020	7,904	7,904
Series C, convertible preferred stock, $0.001 par value; 5,024,637 shares authorized; 5,024,637 shares issued and outstanding at June 30, 2021 and December 31, 2020	15,434	15,434
Series D, convertible preferred stock, $0.001 par value; 2,412,718 shares authorized; 2,412,718 shares issued and outstanding at June 30, 2021 and December 31, 2020	19,311	19,311
Series E, convertible preferred stock, $0.001 par value; 1,605,982 shares authorized; 1,605,982 shares issued and outstanding at June 30, 2021 and December 31, 2020	49,646	49,646
Series F, convertible preferred stock, $0.001 par value; 4,440,498 shares authorized; 4,440,498 shares issued and outstanding at June 30, 2021 and December 31, 2020	199,856	199,856
Series G, convertible preferred stock, $0.001 par value; 4,440,498 shares authorized; 4,440,498 shares issued and outstanding at June 30, 2021 and December 31, 2020	199,681	199,681
Redeemable noncontrolling interest	1,503	848
Stockholders’ deficit
Class A Common stock, $0.0001 par value. 500,000,000 shares authorized; 5,081,771 shares and 5,034,459 shares issued and outstanding at June 30, 2021 and December 31, 2020	1	1
Class B Common stock, $0.0001 par value. 500,000,000 shares authorized; 34,703,376 and 34,362,554 shares issued at June 30, 2021 and December 31, 2020
34,455,149 and 34,114,327 shares outstanding at June 30, 2021 and December 31, 2020	3	3
Class C Common stock, $0.0001 par value. 25,000,000 shares authorized; 21,170,037 and nil shares issued and outstanding at June 30, 2021 and December 31, 2020	2	—
Additional paid-in capital	96,886	37,190
Accumulated other comprehensive loss	(3,583)	(3,359)
Accumulated deficit	(358,767)	(346,818)
Treasury stock, 248,227 shares of Class B common stock at June 30, 2021 and December 31, 2020, respectively	(820)	(820)
Total BuzzFeed, Inc. stockholders’ deficit	(266,278)	(313,803)
Noncontrolling interests	1,302	—
Total stockholders’ deficit	(264,976)	(313,803)
Total liabilities and equity	$330,020	$279,192

See accompanying notes to the unaudited condensed consolidated financial statements.

BUZZFEED, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue	$89,104	$59,176	$161,752	$123,054
Costs and Expenses
Cost of revenue, excluding depreciation and amortization	44,943	27,852	87,066	60,312
Sales and marketing	11,574	11,102	22,952	27,068
General and administrative	21,743	17,952	45,445	38,999
Research and development	6,900	4,024	13,599	8,005
Depreciation and amortization	4,357	4,727	9,626	9,150
Total costs and expenses	89,517	65,657	178,688	143,534
Loss from operations	(413)	(6,481)	(16,936)	(20,480)
Other (expense) income, net	(218)	502	164	684
Loss before income taxes	(631)	(5,979)	(16,772)	(19,796)
Income tax provision (benefit)	158	(209)	(4,658)	(785)
Net loss	(789)	(5,770)	(12,114)	(19,011)
Net income attributable to the redeemable noncontrolling interest	85	323	145	706
Net loss attributable to noncontrolling interests	(292)	—	(310)	—
Net loss attributable to BuzzFeed, Inc.	$(582)	$(6,093)	$(11,949)	$(19,717)

Net loss available to holders of Class A , Class B, and Class C common stock	$(582)	$(6,093)	$(11,949)	$(19,717)
Net loss per Class A, Class B, and Class C common share–basic and diluted	$(0.01)	$(0.16)	$(0.22)	$(0.51)
Basic and diluted weighted average common shares outstanding	60,620	38,975	55,157	38,972

See accompanying notes to the unaudited condensed consolidated financial statements.

BUZZFEED, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net loss	$(789)	$(5,770)	$(12,114)	$(19,011)
Other comprehensive income (loss)
Foreign currency translation adjustment	105	(23)	(224)	(3,828)
Other comprehensive income (loss)	105	(23)	(224)	(3,828)
Comprehensive loss	(684)	(5,793)	(12,338)	(22,839)
Comprehensive income attributable to the redeemable noncontrolling interest	85	323	145	706
Comprehensive loss attributable to noncontrolling interests	(292)	—	(310)	—
Comprehensive loss attributable to BuzzFeed, Inc.	$(477)	$(6,116)	$(12,173)	$(23,545)

See accompanying notes to the unaudited condensed consolidated financial statements.

BUZZFEED, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(In thousands)

	Six Months Ended June 30, 2021
										Accumulated	Total BuzzFeed,
										other	Inc.		Total
	Common Stock – Class A		Common Stock – Class B		Common Stock – Class C		Additional	Accumulated	Treasury	comprehensive	stockholders’	Noncontrolling	stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	Deficit	Stock	income (loss)	deficit	interests	deficit
Balance at January 1, 2021	5,034	$1	34,114	$3	—	$—	$37,190	$(346,818)	$(820)	$(3,359)	$(313,803)	$—	$(313,803)
Net loss	—	—	—	—	—	—	—	(11,367)	—	—	(11,367)	(18)	(11,385)
Issuance of common stock	—	—	—	—	12,545	1	34,999	—	—	—	35,000	—	35,000
HuffPost Acquisition	—	—	—	—	8,625	1	24,063	—	—	—	24,064	2,122	26,186
Stock-based compensation	—	—	—	—	—	—	138	—	—	—	138	—	138
Issuance of common stock upon exercise of stock options	19	—	161	—	—	—	142	—	—	—	142	—	142
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(329)	(329)	—	(329)
Balance at March 31, 2021	5,053	$1	34,275	$3	21,170	$2	$96,532	$(358,185)	$(820)	$(3,688)	$(266,155)	$2,104	$(264,051)
Net loss	—	—	—	—	—	—	—	(582)	—	—	(582)	(292)	(874)
Stock-based compensation	—	—	—	—	—	—	209	—	—	—	209	—	209
Issuance of common stock upon exercise of stock options	29	—	180	—	—	—	145	—	—	—	145	—	145
Merger of BuzzFeed Japan and HuffPost Japan	—	—	—	—	—	—	—	—	—	—	—	(510)	(510)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	105	105	—	105
Balance at June 30, 2021	5,082	$1	34,455	$3	21,170	$2	$96,886	$(358,767)	$(820)	$(3,583)	$(266,278)	$1,302	$(264,976)

	Six Months Ended June 30, 2020
								Accumulated
								other	Total
	Common Stock –Class A		Common Stock – Class B		Additional	Accumulated	Treasury	comprehensive	stockholders’
	Shares	Amount	Shares	Amount	paid-in capital	Deficit	Stock	income (loss)	deficit
Balance at January 1, 2020	5,014	$1	33,904	$3	$35,842	$(357,154)	$(820)	$(1,243)	$(323,371)
Net loss	—	—	—	—	—	(13,624)	—	—	(13,624)
Stock-based compensation	—	—	—	—	390	—	—	—	390
Issuance of common stock upon exercise of stock options	3	—	53	—	38	—	—	—	38
Other comprehensive loss	—	—	—	—	—	—	—	(3,805)	(3,805)
Balance at March 31, 2020	5,017	$1	33,957	$3	$36,270	$(370,778)	$(820)	$(5,048)	$(340,372)
Net loss	—	—	—	—	—	(6,093)	—	—	(6,093)
Stock-based compensation	—	—	—	—	384	—	—	—	384
Issuance of common stock upon exercise of stock options	5	—	20	—	14	—	—	—	14
Other comprehensive loss	—	—	—	—	—	—	—	(23)	(23)
Balance at June 30, 2020	5,022	$1	33,977	$3	$36,668	$(376,871)	$(820)	$(5,071)	$(346,090)

See accompanying notes to the unaudited condensed consolidated financial statements.

BUZZFEED, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six months ended June 30,
	2021	2020
Operating activities:
Net loss	$(12,114)	$(19,011)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,626	9,150
Unrealized loss on foreign currency	(254)	(2,168)
Stock based compensation	347	661
Deferred income tax	(4,299)	(88)
Provision for doubtful accounts	(613)	(73)
Changes in operating assets and liabilities:
Accounts receivable	33,793	42,095
Prepaid expenses and other current assets and prepaid expenses and other assets	(7,778)	1,601
Accounts payable	588	(2,555)
Deferred rent	(1,147)	(892)
Accrued compensation	351	(3,716)
Accrued expenses and other liabilities	(2,997)	(7,600)
Deferred revenue	(248)	2,553
Cash provided by operating activities	15,255	19,957
Investing activities:
Capital expenditures	(970)	(3,309)
Capitalization of internal-use software	(4,286)	(5,632)
Cash from acquired business, net	5,200	—
Cash used in investing activities	(56)	(8,941)
Financing activities:
Proceeds from issuance of common stock	35,000	—
Proceeds from exercise of stock options	287	52
Payments on revolving credit facilities	(1,304)	—
Borrowings from secured borrowing facility	—	63,697
Repayments on secured borrowing facility	—	(56,513)
Cash provided by financing activities	33,983	7,236
Effect of currency translation on cash and cash equivalents	(499)	(965)
Net increase in cash, cash equivalents and restricted cash	48,683	17,287
Cash and cash equivalents and restricted cash at beginning of period	106,126	74,024
Cash and cash equivalents and restricted cash at end of period	$154,809	$91,311
Supplemental disclosure of cash flow information:
Cash paid for income taxes, net	$1,020	$137
Cash paid for interest	$429	$158
Non-cash investing and financing activities:
Accounts payable and accrued expenses related to property and equipment	$229	$100
Issuance of common stock for HuffPost Acquisition	$24,064	$—

See accompanying notes to the unaudited condensed consolidated financial statements.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

1.Description of the Business

BuzzFeed, Inc. was incorporated in Delaware on June 19, 2008. BuzzFeed, Inc. and subsidiaries (the “Company” or “BuzzFeed”) is a global media company with social, content-driven publishing technology. BuzzFeed provides breaking news, original reporting, entertainment, and video across its owned and operated and the social web to its global audience. The Company derives its revenue primarily from content, advertising and commerce sold to leading brands. The Company has one reportable segment.

As of the six months ended June 30, 2021, the Company has cash and cash equivalents of $155 million and generated a cash inflow from operations of $15 million. While the Company became profitable in 2020, the Company has a history of net losses and incurred a loss during the six months ended June 30, 2021, and has an accumulated deficit of $359 million as of June 30, 2021. The Company has cash available on hand and management believes its existing capital resources will be sufficient to support the Company’s operations and meet its obligations as they come due within one year from the date these condensed consolidated financial statements are issued.

In March 2020, the World Health Organization declared the viral strain of a coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The spread of COVID-19 and the resulting economic contraction has resulted in increased business uncertainty and an impact on revenue in the month of March and the second quarter of 2020, followed by a recovery in the third quarter of 2020. The Company continues to be impacted by significant uncertainty in the macroeconomic conditions which may cause business slowdowns, depress demand for our advertising business and adversely impact the Company’s operations. The consequences of a prolonged economic decline could include, but not limited to, reduced sales and increased instances of uncollectible customer receivables. The Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact on the financial results and condition of the Company.

Proposed Merger with 890 5th Avenue Partners

On March 27, 2021, BuzzFeed entered into an agreement to acquire 100% of the members’ interests of CM Partners, LLC (“Complex Networks”), a publisher of online media content targeting Millennial and Gen Z consumers (the “C Acquisition”). The closing of the C Acquisition is contingent on BuzzFeed merging with 890 5th Avenue Partners, Inc. (“890”), a special purpose acquisition company. BuzzFeed has provided a performance deposit of $5 million that will be forfeited in the event the C Acquisition is terminated. This performance deposit is included in prepaid and other current assets in the condensed consolidated balance sheet at June 30, 2021 and included within cashflows from operations in the condensed consolidated statement of cash flows for the six months ended June 30, 2021. Consideration for Complex Networks will consist of approximately $200 million of cash and 10,000,000 shares of the post-merger company.

On June 24, 2021, BuzzFeed entered into an agreement and plan of merger (the “Merger Agreement”) by and among 890, Bolt Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of 890 (“Merger Sub I”), Bolt Merger Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of 890 (“Merger Sub II”), and BuzzFeed. The Merger Agreement provides for, among other things, the following transactions at closing: Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of 890 (the “Merger”). Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II (the “Second Merger”, together with the Merger the “Two-Step Merger”) with Merger Sub II being the surviving company of the Second Merger. The Two-Step Merger and the other transactions contemplated by the Merger Agreement, including the acquisition of Complex Networks by the surviving entity of the Two-Step Merger, are referred to as the “Business Combination”. Upon the consummation of the Business Combination, the new combined company will be renamed BuzzFeed, Inc. In connection with the Merger Agreement, Jonah Peretti, Jonah Peretti, LLC, NBCUniversal Media, LLC (“NBCU”) and PNC Bank National Association, entered into an escrow agreement (the “Escrow Agreement”) and BuzzFeed and NBCU entered into a commercial agreement (the “Commercial Agreement”).

The Escrow Agreement provides for, among other things, the escrow of 1,200,000 shares of New BuzzFeed Class A common stock or New BuzzFeed Class B common stock (the “Escrowed Shares”) exchangeable by Jonah Peretti, LLC in connection with the Two-Step Merger. Pursuant to the Escrow Agreement, in the event the Transfer Date SPAC Share Price (as defined in the Escrow Agreement) is less than $12.50 per share on the Transfer Date (as defined in the Escrow Agreement), Jonah Peretti, LLC and NBCU shall instruct the escrow agent to transfer (1) to NBCU a number of Escrowed Shares equal to the Make Whole Shares (as defined in

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

the Escrow Agreement) and (2) to Mr. Peretti, the remainder of the Escrowed Shares, if any. If the Transfer Date SPAC Share Price is equal to or greater than $12.50 on the Transfer Date, Jonah Peretti, LLC and NBCU shall instruct the escrow agent to transfer all of the Escrowed Shares to Mr. Peretti. The Escrow Agreement is expected to be accounted for as a compensatory stock-based compensation award with a market condition. As there are no future service conditions, the fair value of the award (currently estimated at $5.6 million) is expected to be recognized as an expense upon closing of the Two-Step Merger. The $5.6 million estimated fair value was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the likelihood that the market condition will be satisfied.

Under the Commercial Agreement, which will become effective on the closing of the Two-Step Merger: (1) NBCU will continue to be entitled to marketing services on BuzzFeed platforms at certain discounted rates; (2) BuzzFeed will provide editorial promotion of at least $1.0 million in marketing value during each year of the term of the Commercial Agreement across BuzzFeed’s digital properties at no cost to NBCU, its affiliates and joint ventures and their respective brands; (3) BuzzFeed will provide licensed content to NBCU to be made available on an applicable NBCU entity streaming service under certain exclusivity terms during the remainder of the term of the Commercial Agreement; (4) NBCU shall be the exclusive sales representative for all BuzzFeed inventory, including HuffPost inventory, on Apple News, and BuzzFeed shall endeavor to spend at least $1.0 million during the first year of the term of the Commercial Agreement to promote any of its commerce initiatives; and (5) BuzzFeed will provide 200 million impressions per year of the term of the Commercial Agreement to drive traffic from BuzzFeed platforms and third-party social media platforms to NBCU news properties. The Commercial Agreement shall continue to be in effect for a period of three years, unless earlier terminated by either party in accordance with its terms and conditions, or until terminated by BuzzFeed as of the date that NBCU realized $400.0 million or more in value for the NBCU Base Shares (as defined in the Escrow Agreement).

2.Summary of Significant Accounting Policies

Basis of Financial Statements and Principles of Consolidation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying interim condensed consolidated financial statements and these related notes should be read in conjunction with the Company’s consolidated financial statements and related notes as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019, and 2018. The condensed consolidated balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date but does not include all disclosures including notes required by GAAP.

The condensed consolidated financial statements include all normal recurring adjustments that, in the opinion of management, are necessary to present fairly the results for the interim periods presented. Interim results are not necessarily indicative of the results for the full year ending December 31, 2021.

The condensed consolidated financial statements include the accounts of BuzzFeed, Inc., and its wholly-owned and majority-owned subsidiaries, and any variable interest entities for which the Company is the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

Certain prior year figures have been reclassified to conform to current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported results of operations during the reporting period. Due to the use of estimates inherent in the financial reporting process actual results could differ from those estimates.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

Key estimates and assumptions relate primarily to revenue recognition, valuation allowances for deferred income tax assets, allowance for doubtful accounts, fair values used for stock-based compensation, fair values of acquired intangible assets, and useful lives of long-lived assets.

Business Combinations

Acquisitions are accounted for in accordance with ASC Topic 805, Business Combinations (“ASC 805”). Accordingly, we make an initial allocation of the purchase price at the date of acquisition based upon our understanding of the fair value of the acquired assets and assumed liabilities. We obtain this information during due diligence and through other sources. In the months after closing, as we obtain additional information about these assets and liabilities, including through asset appraisals, we are able to refine estimates of fair value and more accurately allocate the purchase price. Only items identified as of the acquisition date are considered for subsequent adjustment to the purchase price allocation. We will make appropriate adjustments to the purchase price allocation prior to completion of the measurement period, as required.

Recently Adopted Accounting Pronouncements

On January 1, 2020, we adopted ASU 2018-13, Fair Value Measurement (Topic 820) — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, an accounting standard that improved the effectiveness of fair value measurement disclosures and modified the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in Financial Accounting Standards Board (“FASB”) Concepts Statement, Conceptual Framework for Financial Reporting — Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The adoption of this ASU did not have material impact on the condensed consolidated financial statements.

On January 1, 2021, we adopted the amended guidance in ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which aligns the accounting for capitalizing production costs of episodic television series with the guidance for films. As a result, the capitalization of costs incurred to produce episodic television series is no longer limited to the amount of revenue contracted in the initial market until persuasive evidence of a secondary market exists. In addition, under this guidance we test our film costs for impairment on a title-by-title basis or together with other films and series as part of a group, based on the predominant monetization strategy of the film or series. Further, for film costs monetized in a film group, the guidance requires any change to the estimated life of the film or television series to be accounted for prospectively. The guidance eliminates existing balance sheet classification guidance and adds new disclosure requirements relating to costs for acquired and produced films and television series. The adoption of this guidance did not have a material impact on the condensed consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes existing guidance on accounting for leases in Leases (Topic 840) and generally requires leased assets and lease liabilities to be recognized on the balance sheet. The ASU is effective for the Company for annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the impact of adopting ASU 2016-02 on the Company’s condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), which changes the impairment model for most financial assets, including accounts receivable, and replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The guidance is effective for the Company for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company is currently assessing the timing and impact of adopting ASU 2016-13 on the Company’s condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 is effective for the Company for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption of this guidance is permitted and the amendments in this update should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

plans to adopt this guidance for the year ending December 31, 2021 and is currently evaluating the impact of the adoption of this guidance on the condensed consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for the Company for annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting the new guidance on the Company’s condensed consolidated financial statements.

3.Acquisition of HuffPost and Verizon Investment

On February 16, 2021, the Company completed the acquisition of 100% of HuffPost (“HuffPost Acquisition”), a publisher of online news and media content, from entities controlled by Verizon Communications Inc. (“Verizon”). The Company issued 21,170,037 shares of non-voting BuzzFeed Class C common stock to an entity controlled by Verizon, of which 8,625,234 were in exchange for the acquisition of HuffPost and 12,544,803 were in exchange for a concurrent $35.0 million cash investment in the Company by Verizon, which was accounted for as a separate transaction.

The following table summarizes the fair value of consideration exchanged as a result of the HuffPost Acquisition (in thousands):

Fair value of common stock issued(1)	$24,064
Working capital adjustments	(490)
Total consideration	$23,574
(1)

— represents 8,625,234 shares of BuzzFeed common stock issued at a value of $2.79 per share. The fair value per share was determined using Level 3 inputs using a combination of a market approach based on guideline public companies and an income approach based on estimated discounted cash flows.

The following table summarizes the preliminary determination of the fair value of identifiable assets acquired and liabilities assumed from our acquisition of HuffPost (in thousands). The purchase price allocation for the assets acquired and liabilities assumed may be subject to change as additional information is obtained during the acquisition measurement period.

Cash and cash equivalents	$5,513
Accounts receivable	3,383
Prepaid and other current assets	611
Deferred tax assets	116
Property and equipment	620
Intangible assets	19,500
Goodwill	5,927
Accounts payable	(1,410)
Accrued expenses and other current liabilities	(4,249)
Deferred tax liabilities	(4,251)
Other liabilities	(63)
Noncontrolling interests	(2,123)
Total consideration for HuffPost	$23,574

The fair values of the intangible assets were estimated using Level 3 inputs. The fair value of trademarks and trade names was determined using the relief from royalty method and the fair value of acquired technology was determined using the replacement cost approach. The useful lives of the acquired trademarks and trade names and acquired technology are 15 years and 3 years, respectively. The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired resulted in $5.9 million of goodwill, which is primarily attributed to workforce and synergies, and is not deductible for tax purposes.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

The HuffPost Acquisition did not have a material impact on the Company’s revenue or net loss for the three and six months ended June 30, 2021.

4.Revenue Recognition

Disaggregated Revenue

The table below presents the Company’s revenue disaggregated based on the nature of its arrangements (in thousands). Management uses these categories of revenue to evaluate the performance of its businesses and to assess its financial results and forecasts.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Advertising	$47,804	$26,673	$86,453	$58,054
Content	24,241	23,109	43,778	47,471
Commerce	17,059	9,394	31,521	17,529
	$89,104	$59,176	$161,752	$123,054

The following table presents the Company’s revenue disaggregated by geography (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue:
United States	$80,178	$54,010	$145,780	$112,021
International	8,926	5,166	15,972	11,033
Total	$89,104	$59,176	$161,752	$123,054

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenues (contract liabilities). The payment terms and conditions within the Company’s contracts vary by the type, the substantial majority of which require that customers pay for their services on a monthly or quarterly basis, as the services are being provided. When the timing of revenue recognition differs from the timing of payments made by customers, the Company recognizes either unbilled revenue (its performance precedes the billing date) or deferred revenue (customer payment is received in advance of performance). In addition, we have determined our contracts generally do not include a significant financing component.

The Company’s contract assets are presented in Prepaid and other current assets on the accompanying condensed consolidated balance sheets and totaled $4.7 million and $2.8 million as of June 30,2021 and December 31, 2020, respectively. These amounts relate to revenue recognized during the respective quarter that is expected to be invoiced and collected in the next twelve months.

The Company’s contract liabilities, which are recorded in Deferred revenue on the accompanying condensed consolidated balance sheets, are expected to be recognized as revenues during the succeeding twelve-month period. Deferred revenue totaled $2.1 million and $2.4 million at June 30, 2021 and December 31, 2020, respectively.

The amount of revenue recognized during the six months ended June 30, 2021 that was included in the deferred revenue balance as of December 31, 2020 was $1.4 million.

Transaction Price Allocated to Remaining Performance Obligations

We have certain licensing contracts with minimum guarantees and terms extending beyond one year. The transaction price allocated to the remaining performance obligations on these contracts was $7.2 million at June 30, 2021 and is expected to be

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

recognized over the next 3 years. This amount does not include: (i) contracts with an original expected duration of one year or less, such as advertising contracts, (ii) variable consideration in the form of sales-based royalties, and (iii) variable consideration allocated entirely to wholly unperformed performance obligations.

5.Fair Value Measurements

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, deferred rent, deferred revenue, other current liabilities, and debt approximate fair value. Marketable securities and money market funds are categorized as Level 1.

The Company measures its cash equivalents at amortized cost, which approximates fair value. Money market funds categorized as Level 1 as of June 30, 2021 and December 31, 2020 are as follows (in thousands):

	June 30, 2021	December 31, 2020
Cash equivalents:
Money market funds	$24,460	$24,460
	$24,460	$24,460

6.Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Leasehold improvements	$49,449	$49,074
Furniture and fixtures	8,786	8,027
Computer equipment	6,112	5,625
Video equipment	695	643
	65,042	63,369
Less: Accumulated Depreciation	(41,551)	(37,824)
	$23,491	$25,545

Depreciation totaled $3.6 million and $4.2 million for the six months ended June 30, 2021 and 2020, respectively, included in Depreciation and amortization expense.

7.Capitalized Software Costs, net

Capitalized software costs, net consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Website and internal-use software	$76,328	$72,574
Less: Accumulated Depreciation	(60,343)	(56,014)
	$15,985	$16,560

During the six months ended June 30, 2021 and 2020, the Company capitalized $4.3 million and $5.6 million, respectively, included in Capitalized software costs and amortized $5.0 million and $5.0 million, respectively, included in Depreciation and amortization expense.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

8.Goodwill and Intangible Assets, net

The following table presents the goodwill activities for the periods presented (in thousands):

Balance as of December 31, 2020	$—
HuffPost Acquisition	5,927
Balance as of June 30, 2021	$5,927

The following table presents the detail of intangible assets for the periods presented (in thousands) and the weighted average remaining useful lives:

	Weighted-
	Average
	Remaining	June 30, 2021			December 31, 2020
	Useful	Gross			Gross
	Lives (in	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
	years)	Value	Amortization	Value	Value	Amortization	Value
Acquired Technology	3 years	$5,500	$(688)	$4,812	$—	$—	$—
Trademarks and Trade Names	15 years	14,000	(349)	13,651	—	—	—
Trademarks and Trade Names	Indefinite	1,368	—	1,368	1,368	—	1,368
Total		$20,868	$(1,037)	$19,831	$1,368	$—	$1,368

Amortization expense associated with intangible assets for the six months ended June 30, 2021 and 2020 was $1.0 million and nil, respectively, included in Depreciation and amortization expense.

Estimated future amortization expense as of June 30, 2021 is as follows (in thousands):

Remainder of 2021	$1,383
2022	2,767
2023	2,767
2024	1,163
2025	933
Thereafter	9,450
Total	$18,463

9.Debt

On May 20, 2020, the Company entered into a two-year, $20.0 million, secured borrowing facility agreement (“Secured Facility”). Borrowings under the Secured Facility were limited to 80% of qualifying accounts receivable and bore interest at a rate of LIBOR plus 7.25% per annum, subject to a LIBOR floor rate of 1.5%. Repayment of borrowings under the Secured Facility was required upon the earlier of: (i) the collection of the qualified account receivable, (ii) the maturity date of May 21, 2022, or (iii) on demand with respect to any qualified account receivable that is disputed by the payor, for which the payor has become insolvent or has indicated an inability or unwillingness to pay, or that remains uncollected more than 120 days from the original invoice date. The Secured Facility was subject to a minimum monthly average utilization of $10.0 million. Borrowings under the Secured Facility were collateralized by the Company’s personal property (including accounts receivable but excluding intellectual property). The Secured Facility included covenants that, among other things, limited the ability of the Company to incur additional indebtedness. The Company terminated the Secured Facility on December 30, 2020.

On December 30, 2020, the Company entered into a new three-year, $50.0 million, revolving loan and standby letter of credit facility agreement (“Revolving Credit Facility”). The Revolving Credit Facility provides for the issuance of up to $15.5 million of standby letters of credit and aggregate borrowings under the Revolving Credit Facility are generally limited to 95% of qualifying investment grade accounts receivable and 90% of qualifying non-investment grade accounts receivable, subject to adjustment at the

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

discretion of the lenders. The Revolving Credit Facility includes covenants that, among other things, requires the Company to maintain at least $25.0 million of unrestricted cash at all times, limits the ability of the Company to incur additional indebtedness, pay dividends, hold unpermitted investments, or make material changes to the business. The Company was in compliance with the financial covenant as of June 30, 2021. The $15.5 million of standby letters of credit were issued during the three months ended March 31, 2021 in favor of certain of the Company’s landlords, which relieved the Company of the requirement to maintain $15.5 million of cash as collateral. As a result, the $15.5 million classified as restricted cash in the condensed consolidated balance sheets as of December 31, 2020 was classified as cash and cash equivalents as of June 30, 2021.

Borrowings under the Revolving Credit Facility bear interest at LIBOR, subject to a floor rate of 0.75%, plus a margin of 3.75% to 4.25%, depending on the level of the Company’s utilization of the facility (4.75% at June 30, 2021), and subject to a monthly minimum utilization of $15.0 million. The facility also includes an unused commitment fee of 0.375%.

As of June 30, 2021, the Company had outstanding borrowings of $19.6 million under the Revolving Credit Facility. The total unused borrowing capacity at as of June 30, 2021 was $12.5 million.

The Company had $0.4 million and $0.5 million of costs in connection with the issuance of debt included in Prepaid and other assets as of June 30, 2021 and December 31, 2020, respectively.

10.Convertible Preferred Stock

As of June 30, 2021 and December 31, 2020
			Shares
	Year	Shares	Issued and		Liquidation
Series	Issued	Authorized	Outstanding	Issue Price	Value
Series A	2008	3,500,000	3,500,000	$1.0000	$3,500,000
Series A-1	2008	3,800,515	3,800,515	$0.1579	600,101
Series B	2010	4,401,242	4,401,242	$1.8177	8,000,138
Series C	2011	5,024,637	5,024,637	$3.0848	15,500,000
Series D	2012	2,412,718	2,412,718	$8.0283	19,370,024
Series E	2014	1,605,982	1,605,982	$31.1336	50,000,001
Series F	2015	4,440,498	4,440,498	$45.0400	200,000,030
Series G	2016	4,440,498	4,440,498	$45.0400	200,000,030
		29,626,090	29,626,090		$496,970,324

There were no movements in the balances of convertible preferred stock during for the six months ended June 30, 2021 and 2020.

11.Redeemable Noncontrolling Interest

The table below presents the reconciliation of changes in redeemable noncontrolling interests (in thousands):

	2021	2020
Balance as of January 1	$848	$28
Allocation of net income (loss) for the three months ended March 31	60	383
Balance as of March 31	908	411
Merger of BuzzFeed Japan and HuffPost Japan	510	—
Allocation of net income (loss) for the three months ended June 30	85	323
Ending balance as of June 30	$1,503	$734

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

12.Stockholders’ Equity

Common Stock

In December 2020, the Company amended its Certificate of Incorporation to authorize the issuance of up to 25,000,000 shares of Class C common stock. Holders of Class C common stock are not entitled to vote, but otherwise have the same rights as holders of Class A and Class B common stock. In February 2021, in connection with the HuffPost Acquisition and concurrent $35.0 million investment by Verizon, the Company issued 21,170,037 shares of newly issued Class C common stock.

Stock Option Plan

A summary of the share activity under the Company’s stock option plan is presented below (in thousands, except per share amounts):

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Shares	Price	Term	Value
Balance as of December 31, 2020	32,127	$1.96	5.01	$19,248
Granted	1,136	2.75
Exercised	(389)	0.74
Forfeited	(7,594)	2.98
Expired	(1,553)	2.78
Balance as of June 30, 2021	23,727	$1.64	2.62	$18,625
Expected to vest at June 30, 2021	1,700	$2.69	9.22	—
Exercisable at June 30, 2021	23,727	$1.64	2.62	$18,625

As of June 30, 2021, the total share-based compensation costs not yet recognized related to unvested stock options was $1.5 million, which is expected to be recognized over the weighted-average remaining requisite service period of 3.1 years.

The Company currently uses authorized and unissued shares to satisfy share award exercises.

Restricted Stock Units

A summary of the restricted stock unit activity is presented below (in thousands, except per share amounts):

		Weighted Average
		Grant-Date Fair
	Shares	Value
Outstanding as of December 31, 2020	8,268	$2.61
Granted	9,260	2.79
Vested	—	—
Forfeited	(261)	2.73
Outstanding as of June 30, 2021	17,267	$2.71

As of June 30, 2021, there was approximately $46.9 million of unrecognized compensation costs related to restricted stock units. The restricted stock units vest upon the satisfaction of both a service condition and a liquidity condition.

However, only a portion of the restricted stock units are expected to satisfy the liquidity condition upon completion of the Two-Step Merger due to different liquidity conditions that exist in our restricted stock units. The liquidity condition for 8,103,000 restricted stock units is satisfied upon the occurrence of a sale transaction (“Acquisition”) or the completion of an initial public offering. The Two-Step Merger will not result in the satisfaction of this liquidity condition as it does not meet the definition of an Acquisition per the award agreements. The liquidity condition for the remaining 9,164,000 restricted stock units is satisfied upon the occurrence of

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

other events, including a merger or acquisition or other business combination transaction involving the Company and a publicly traded special purpose acquisition company or other similar entity. Accordingly, the Two-Step Merger will satisfy the liquidity condition for these restricted stock units. Upon closing of the Two-Step Merger, we expect to recognize approximately $9.0 million of incremental stock-based compensation expense associated with these restricted stock units, based on the number of restricted stock units outstanding and the requisite service completed at June 30, 2021, and assuming no forfeitures prior to closing of the Two-Step Merger. The actual incremental stock-based compensation expense that will be recorded upon closing of the Two-Step Merger will depend on the timing of closing and actual forfeitures.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation cost included in the condensed consolidated statements of operations (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cost of revenue, excluding depreciation and amortization	$113	$2	$155	$7
Sales and marketing	32	1	61	3
General and administrative	47	371	101	651
Research and development	17	—	30	—
	$209	$374	$347	$661

The Company recognized no income tax benefit in the condensed consolidated statements of operations for stock-based compensation arrangements during the three and six months ended June 30, 2021 and 2020.

13.Earnings (Loss) Per Share

Earnings (loss) per share is computed using the two-class method. Basic earnings (loss) per share is computed using the weighted average number of shares of common stock outstanding for the period. Diluted earnings (loss) per share reflects the effect of the assumed exercise of stock options, the vesting of restricted stock units, and the conversion of convertible preferred stock only in the periods in which such effect would have been dilutive.

Undistributed earnings are allocated to convertible preferred stock and shares of Class A common stock, Class B common stock, and Class C common stock based on the contractual participation rights of each as if earnings for the year had been distributed. Holders of convertible preferred stock are entitled to noncumulative annual dividends at a rate of 8% of the applicable original issue price when, as and if declared by the Company’s board of directors and prior to and in preference of payment of dividends on the Company’s common stock. Thereafter, dividends are distributed among holders of Class A common stock, Class B common stock, Class C common stock, and convertible preferred stock on a proportionate basis, based on the number of shares of common stock that would be held by each holder if all shares of convertible preferred stock were converted to Class B common stock at the then effective conversion rate.

Holders of convertible preferred stock do not participate in losses and, accordingly, losses for the three and six months ended June 30, 2021 and 2020 were allocated entirely to holders of Class A, Class B, and Class C common stock. For the three and six months ended June 30, 2021 and 2020, net loss per share amounts were the same for Class A, Class B, and Class C common stock because the holders of each class are entitled to equal per share dividends.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

The table below presents the computation of basic and diluted loss per share (in thousands, except for per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Numerator:
Net loss	$(789)	$(5,770)	$(12,114)	$(19,011)
Net income attributable to the redeemable noncontrolling interest	85	323	145	706
Net loss attributable to noncontrolling interests	(292)	—	(310)	—
Allocation of net loss to convertible preferred stock	—	—	—	—
Net loss attributable to holders of Class A, Class B, and Class C common stock	$(582)	$(6,093)	$(11,949)	$(19,717)
Denominator:
Weighted average common shares outstanding, basic and diluted	60,620	38,975	55,157	38,972
Net loss per common share, basic and diluted	$(0.01)	$(0.16)	$(0.22)	$(0.51)

The table below presents the details of securities that were excluded from the calculation of diluted loss per share as the effect would have been anti-dilutive (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Stock options	23,727	33,953	23,727	33,953
Convertible preferred stock	29,626	29,626	29,626	29,626

Additionally, the calculation of diluted loss per share excluded 17,267 and 8,275 restricted stock units at June 30, 2021 and 2020, respectively, for which the related liquidity condition had not been met.

14.Income Taxes

The Company’s tax provision or benefit from income taxes for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any. Each quarter the Company updates its estimate of the annual effective tax rate and makes a year-to-date adjustment to the provision.

For the six months ended June 30, 2021 and 2020, the Company’s effective tax rate was 27.8% and 4.0%, respectively. For the six months ended June 30, 2021 and 2020, the Company’s effective tax rate differed from the U.S. federal statutory income tax rates of 21% primarily due to a valuation allowance against net deferred tax assets that were not realizable on a more-likely-than-not basis. The Company’s benefit from income taxes for the six months ended June 30, 2021 included a $4.3 million discrete tax benefit related to the release of a portion of the Company’s previously established valuation allowance to offset deferred tax liabilities arising from the HuffPost Acquisition.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The CARES Act included several measures to assist companies including temporary changes to income and non-income based tax laws. Several significant tax-related provisions of the CARES Act included (1) allowing net operating loss (NOL) carryforwards originating in 2018, 2019 or 2020 to be carried back to the prior five tax years, (2) eliminating the 80% taxable income limitation by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020, (3) increasing the net interest expense deduction limitation to 50% of adjusted taxable income from 30% for the 2019 and 2020 tax years, (4) allowing taxpayers with alternative minimum tax credits to claim a refund in 2020 for the entire amount of the credit instead of recovering the credit through refunds over a period of years and (5) allowing companies to deduct more of their cash charitable contributions paid during calendar year 2020 by increasing the taxable income limitation to 25% from 10%. The income tax provisions of the CARES Act had limited applicability to the Company and did not have a material impact on the Company’s condensed consolidated financial statements.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

The Company applies the applicable authoritative guidance which prescribes a comprehensive model in which a company should recognize, measure, present and disclose in its financial statements all material uncertain tax positions that the Company has taken or expects to take on a tax return. The Company recognizes interest and penalties related to income tax positions taken on the Company’s tax returns in income tax expense in the condensed consolidated statements of operations. As of June 30, 2021 and December 31, 2020, the Company had no uncertain tax positions.

The Company, or one of its subsidiaries, files its tax returns in the U.S. and certain state and foreign income tax jurisdictions with varying statute of limitations. The major jurisdictions in which the Company is subject to potential examination by tax authorities are the United States and the United Kingdom.

15.Restructuring Costs

On March 9, 2021, the Company announced a restructuring of HuffPost, including employee terminations, in order to efficiently integrate the HuffPost Acquisition and establish an efficient cost structure. The Company incurred approximately $3.6 million in severance costs related to the restructuring, of which $3.2 million were included in cost of revenue, excluding depreciation and amortization, $0.3 million were included in sales and marketing, and $0.1 million were included in research and development. Of the $3.6 million in severance costs incurred during the six months ended June 30, 2021, $0.2 million remained unpaid as of June 30, 2021.

16.Commitments and Contingencies

Commitments

The Company leases office space under non-cancelable operating leases with various expiration dates through 2029. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. Certain of the Company’s lease agreements include escalating lease payments. Additionally, certain lease agreements contain renewal provisions and other provisions which require the Company to pay taxes, insurance, or maintenance costs.

The Company subleases certain leased office space to third parties when it determines there is excess leased capacity. Sublease rent income is recognized as an offset to rent expense on a straight-line basis over the lease term. In addition to sublease rent, other costs such as common-area maintenance, utilities, and real estate taxes are charged to subtenants over the duration of the lease for their proportionate share of these costs.

Guarantees

In September 2018, at the time of its equity investment in a private company, the Company agreed to guarantee the lease of the investee’s premises in New York. In October 2020, the investee renewed its lease agreement, and the Company’s prior guarantee was replaced with a new guarantee of up to $5.4 million. The amount of the guarantee is reduced as the investee makes payments under the lease. As of June 30, 2021, the maximum amount of the guarantee was $3.5 million, and no liability was recognized with respect to the guarantee.

In the ordinary course of business, the Company both provides and receives indemnities which are intended to allocate certain risks associated with business transactions. Similarly, the Company may remain contingently liable for various obligations of a business that has been divested in the event that a third party does not fulfill its obligations under an indemnification obligation. The Company records a liability for indemnification obligations and other contingent liabilities when probable and reasonably estimable.

Legal Matters

The Company is party to various lawsuits and claims in the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty and the impact that the final resolution of such matters will ultimately have on the Company’s condensed consolidated financial statements is not known, we do not believe that the resolution of these matters will have a material adverse effect on the Company’s future results of operations or cash flows.

BUZZFEED, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS  (continued)

The Company settled or resolved certain legal matters during the six months ended June 30, 2021 and 2020, that did not individually or in the aggregate have a material impact on the Company’s business or its consolidated financial position, results of operations or cash flows.

17.Cash and Cash Equivalents and Restricted Cash

The following table summarizes cash and cash equivalent and restricted cash in the condensed consolidated balance sheets (in thousands):

	June 30, 2021	December 31, 2020
Cash and cash equivalents	$154,809	$90,626
Restricted	—	15,500
	$154,809	$106,126

18.Related Party Transactions

Starting in 2018, the Company entered into certain partnership agreements with NBCU, an investor. The Company recognized revenue from NBCU of $0.5 million and $0.6 million for the three and six months ended June 30, 2021, respectively, as compared to $0.3 million and $1.8 million for the three and six months ended June 30, 2020, respectively. The Company recognized expenses under contractual obligations from NBCU of $0.1 million and $0.3 million for the three and six months ended June 30, 2021, respectively, compared to $0.2 million and $0.7 million for the three and six months ended June 30, 2020, respectively. The Company had no outstanding balances payable to nor receivable from, NBCU as of June 30, 2021 or December 31, 2020.

In September 2018, the Company invested $1.8 million in the equity of a private company. At the time of investment, an executive of BuzzFeed was the controlling shareholder of the investee. Effective August 26, 2019 the Company and the former executive entered into a consultancy arrangement whereby the Company engaged the former executive to provide advice and counsel. The agreement expired on March 31, 2020. The Company earned revenue under an agreement with the investee of $0.2 million and $0.6 million for the three and six months ended June 30, 2021 compared to $nil for the three and six months ended June 30, 2020. The Company had outstanding receivable balances of $0.9 million and $0.9 million from the investee as of June 30, 2021 and December 31, 2020, respectively. Additionally, the Company has guaranteed a lease of the investee. Refer to Note 16 for further details.

19.Subsequent Events

Unless otherwise disclosed, there were no material subsequent events through September 8, 2021, the date the condensed consolidated financial statements were available to be issued, which have not already been reflected or disclosed in the condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of BuzzFeed, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BuzzFeed, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), stockholder’s deficit, and cash flows for each of the three years in the period ended December 31, 2020 and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

New York, New York

July 30, 2021

We have served as the Company’s auditor since 2019.

BUZZFEED, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$90,626	$58,524
Accounts receivable (net of allowance for doubtful accounts of $1,387 and $1,122 as at December 31, 2020 and 2019)	106,251	99,501
Prepaid and other current assets	11,644	12,297
Total current assets	208,521	170,322
Restricted cash	15,500	15,500
Property and equipment, net	25,545	29,543
Capitalized software costs, net	16,560	15,873
Prepaid and other assets	13,066	13,891
Total assets	$279,192	$245,129

Liabilities and Equity
Current liabilities
Accounts payable	$8,413	$9,954
Accrued expenses	20,638	18,540
Deferred rent	3,903	2,153
Deferred revenue	2,432	1,473
Accrued compensation	19,724	18,452
Other current liabilities	2,118	1,090
Total current liabilities	57,228	51,662
Deferred rent	18,053	19,373
Debt	20,396	—
Other liabilities	1,633	2,600
Total liabilities	97,310	73,635

Commitments and contingencies

Series A, convertible preferred stock, $0.001 par value; 3,500,000 shares authorized; 3,500,000 shares issued and outstanding at December 31, 2020 and 2019	3,001	3,001
Series A-1, convertible preferred stock, $0.001 par value; 3,800,515 shares authorized; 3,800,515 shares issued and outstanding at December 31, 2020 and 2019	4	4
Series B, convertible preferred stock, $0.001 par value; 4,401,242 shares authorized; 4,401,242 shares issued and outstanding at December 31, 2020 and 2019	7,904	7,904
Series C, convertible preferred stock, $0.001 par value; 5,024,637 shares authorized; 5,024,637 shares issued and outstanding at December 31, 2020 and 2019	15,434	15,434
Series D, convertible preferred stock, $0.001 par value; 2,412,718 shares authorized; 2,412,718 shares issued and outstanding at December 31, 2020 and 2019	19,311	19,311
Series E, convertible preferred stock, $0.001 par value; 1,605,982 shares authorized; 1,605,982 shares issued and outstanding at December 31, 2020 and 2019	49,646	49,646
Series F, convertible preferred stock, $0.001 par value; 4,440,498 shares authorized; 4,440,498 shares issued and outstanding at December 31, 2020 and 2019	199,856	199,856
Series G, convertible preferred stock, $0.001 par value; 4,440,498 shares authorized; 4,440,498 shares issued and outstanding at December 31, 2020 and 2019	199,681	199,681
Redeemable noncontrolling interest	848	28

Stockholders’ deficit
Class A Common stock, $0.0001 par value; 500,000,000 shares authorized; 5,034,459 and 5,014,300 shares issued and outstanding at December 31, 2020 and 2019	1	1
Class B Common stock, $0.0001 par value; 500,000,000 shares authorized; 34,362,554 and 34,152,328 shares issued at December 31, 2020 and 2019 34,114,327 and 33,904,101 shares outstanding at December 31, 2020 and 2019	3	3
Class C Common stock, $0.0001 par value; 25,000,000 shares authorized; no shares issued or outstanding at December 31, 2020 and 2019	—	—
Additional paid-in capital	37,190	35,842
Accumulated other comprehensive loss	(3,359)	(1,243)
Accumulated deficit	(346,818)	(357,154)
Treasury stock, 248,227 shares and 248,227 shares at December 31, 2020 and 2019, respectively	(820)	(820)
Total stockholders’ deficit	(313,803)	(323,371)
Total liabilities and equity	$279,192	$245,129

See accompanying notes to the consolidated financial statements.

BUZZFEED, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2020	2019	2018
Revenue	$321,324	$317,923	$307,251
Costs and Expenses
Cost of revenue, excluding depreciation and amortization	140,290	150,350	169,631
Sales and marketing	50,680	79,845	81,251
General and administrative	83,061	87,417	88,104
Research and development	17,669	21,129	26,516
Depreciation and amortization	17,486	19,450	21,827
Total costs and expenses	309,186	358,191	387,329
Income (loss) from operations	12,138	(40,268)	(80,078)
Other income, net	670	2,991	2,474
Loss on disposition of subsidiary	(711)	—	—
Income (loss) before income taxes	12,097	(37,277)	(77,604)
Income tax provision (benefit)	941	(358)	902
Net income (loss)	11,156	(36,919)	(78,506)
Net income (loss) attributable to the redeemable noncontrolling interest	820	273	(971)
Net income (loss) attributable to BuzzFeed, Inc.	$10,336	$(37,192)	$(77,535)

Net loss attributable to holders of Class A common stock and Class B common stock	$—	$(37,192)	$(77,535)
Net income (loss) per Class A and Class B common share – basic and diluted	$—	$(0.96)	$(2.05)
Basic and diluted weighted average common shares outstanding	39,027	38,571	37,856

See accompanying notes to the consolidated financial statements.

BUZZFEED, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,
	2020	2019	2018
Net income (loss)	$11,156	$(36,919)	$(78,506)
Other comprehensive income (loss)
Unrealized (loss) gain on marketable securities	—	(1)	29
Foreign currency translation adjustment	(2,116)	864	(1,245)
Other comprehensive (loss) income	(2,116)	863	(1,216)
Comprehensive income (loss)	9,040	(36,056)	(79,722)
Comprehensive income (loss) attributable to the redeemable noncontrolling interest	820	273	(971)
Comprehensive income (loss) attributable to BuzzFeed, Inc.	$8,220	$(36,329)	$(78,751)

See accompanying notes to the consolidated financial statements.

BUZZFEED, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Stockholders’ of BuzzFeed, Inc.
								Accumulated
					Additional			other	Total
	Class A Common Stock		Class B Common Stock		paid-in	Accumulated	Treasury	comprehensive	stockholders’
	Shares	Amount	Shares	Amount	capital	deficit	stock	(loss) income	deficit
Balance at January 1, 2018	4,947,685	$1	32,310,230	$3	$27,174	$(242,427)	$(820)	$(890)	$(216,959)
Net loss attributable to BuzzFeed, Inc	—	—	—	—	—	(77,535)	—	—	(77,535)
Stock-based compensation	—	—	—	—	5,020	—	—	—	5,020
Issuance of common stock upon exercise of stock options	46,664	—	901,325	—	640	—	—	—	640
Other comprehensive loss	—	—	—	—	—	—	—	(1,216)	(1,216)
Balance at December 31, 2018	4,994,349	$1	33,211,555	$3	$32,834	$(319,962)	$(820)	$(2,106)	$(290,050)
Net loss attributable to BuzzFeed, Inc	—	—	—	—	—	(37,192)	—	—	(37,192)
Stock-based compensation	—	—	—	—	2,813	—	—	—	2,813
Issuance of common stock upon exercise of stock options	19,951	—	692,546	—	195	—	—	—	195
Other comprehensive income	—	—	—	—	—	—	—	863	863
Balance at December 31, 2019	5,014,300	$1	33,904,101	$3	$35,842	$(357,154)	$(820)	$(1,243)	$(323,371)
Net income attributable to BuzzFeed, Inc	—	—	—	—	—	10,336	—	—	10,336
Stock-based compensation	—	—	—	—	1,189	—	—	—	1,189
Issuance of common stock upon exercise of stock options	20,159	—	210,226	—	159	—	—	—	159
Other comprehensive loss	—	—	—	—	—	—	—	(2,116)	(2,116)
Balance at December 31, 2020	5,034,459	$1	34,114,327	$3	$37,190	$(346,818)	$(820)	$(3,359)	$(313,803)

See accompanying notes to the consolidated financial statements.

BUZZFEED, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2019	2018
Operating activities:
Net income (loss) (including amounts attributable to the redeemable noncontrolling interest)	$11,156	$(36,919)	$(78,506)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,486	19,450	21,827
Unrealized gain (loss) on foreign currency	(2,623)	209	(528)
Stock based compensation	1,189	2,813	5,020
Deferred income tax	112	(1)	(55)
Loss on disposition of subsidiary	711	—	—
Loss (gain) on disposition of assets	254	(1,007)	—
Loss on extinguishment of debt	600	—	—
Unrealized gain on investment	(500)	—	—
Provision for doubtful accounts	322	67	415
Changes in operating assets and liabilities:
Accounts receivable	(7,086)	4,397	(18,264)
Prepaid expenses and other current assets and prepaid expenses and other assets	2,537	(6,395)	3,875
Accounts payable	(1,521)	(4,603)	(10,011)
Deferred rent	397	(2,507)	(842)
Accrued compensation	1,429	488	1,455
Accrued expenses and other liabilities	2,086	6,309	879
Deferred revenue	1,004	(2,544)	1,992
Cash provided by (used in) operating activities	27,553	(20,243)	(72,743)

Investing activities:
Capital expenditures	(4,708)	(423)	(5,959)
Capitalization of internal-use software	(9,830)	(8,166)	(11,906)
Purchases of marketable securities	—	(48)	(124,950)
Proceeds from sales and maturities of marketable securities	—	25,000	250,000
Cash of disposed subsidiary, less proceeds on disposition	(265)	—	—
Cash (used in) provided by investing activities	(14,803)	16,363	107,185

Financing activities:
Proceeds from exercise of stock options	159	195	640
Borrowings from revolving credit facility	19,896	—	—
Borrowings from secured borrowing facility	217,382	—	—
Repayments on secured borrowing facility	(217,982)	—	—
Cash provided by financing activities	19,455	195	640

Effect of currency translation on cash and cash equivalents	(103)	264	(378)
Net increase (decrease) in cash, cash equivalents and restricted cash	32,102	(3,421)	34,704
Cash and cash equivalents and restricted cash at beginning of period	74,024	77,445	42,741
Cash and cash equivalents and restricted cash at end of period	$106,126	$74,024	$77,445

Supplemental disclosure of cash flow information:
Cash paid for income taxes, net	$83	$415	$1,117
Cash paid for interest	$1,096	$270	$271
Non-cash investing and financing activities:
Accounts payable and accrued expenses related to property and equipment	$129	$187	$191

See accompanying notes to the consolidated financial statements.

1.Description of the Business

BuzzFeed, Inc. was incorporated in Delaware on June 19, 2008. BuzzFeed, Inc. and subsidiaries (the “Company” or “BuzzFeed”) is a media company with social, content-driven publishing technology. BuzzFeed provides breaking news, original reporting, entertainment, and video across its owned and operated and the social web to its global audience. The Company derives its revenue primarily from content, advertising and commerce sold to leading brands.

As of the year ended December 31, 2020, the Company has cash and cash equivalents of $91 million and cash inflow from operations of $28 million. Prior to the year ended December 31, 2020, the Company has incurred net losses, utilized cash in operations since inception, and has an accumulated deficit of $347 million as of December 31, 2020. The Company has cash available on hand and management believes its existing capital resources will be sufficient to support the Company’s operations and meet its obligations as they come due within one year from the date these consolidated financial statements are issued.

In March 2020, the World Health Organization declared the viral strain of a coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The spread of COVID-19 and the resulting economic contraction has resulted in increased business uncertainty and a significant impact on revenue in the month of March and the second quarter of 2020, followed by a recovery in the third quarter of 2020. The Company continues to be impacted by significant uncertainty in the macroeconomic conditions which may cause business slowdowns, depress demand for our advertising business and adversely impact the Company’s operations. The consequences of a prolonged economic decline could include, but not limited to, reduced sales and increased instances of uncollectible customer receivables. The Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact on the financial results and condition of the Company.

2.Summary of Significant Accounting Policies

Basis of Financial Statements and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of BuzzFeed, Inc., and its wholly-owned and majority-owned subsidiaries. The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions have been eliminated in consolidation. Certain prior year figures have been reclassified to conform to current period presentation.

The Company evaluates its relationships with other entities to identify whether they are variable interest entities (“VIE”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation.

In August 2015, the Company signed a Joint Venture Agreement (“JVA”) with Yahoo Japan to establish and develop operations in Japan. BuzzFeed Japan will carry out the core BuzzFeed business in the Japanese language for the Japanese market. BuzzFeed Japan is a joint venture owned 51% by the Company, through its wholly-owned subsidiaries, BuzzFeed UK Limited, and The Huffington Post Holdings LLC and 24.5% by Z Holdings Corporation and 24.5% by Asahi Shimbun Company. BuzzFeed Japan is included as a consolidated subsidiary in the consolidated financial statements.

During 2020 the Company established Ganked Film Inc., a production company created solely for the purpose of producing a single film, which is considered a VIE. The Company is the primary beneficiary of Ganked Film Inc. as it has the ability to direct the activities that most significantly impact the economic performance of the entity, the obligation to absorb losses, and the right to receive benefits from the entity. As a result, Ganked Film Inc. is included as a consolidated subsidiary in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported results of operations during the reporting period. Due to the use of estimates inherent in the financial reporting process actual results could differ from those estimates.

Key estimates and assumptions relate primarily to revenue recognition, valuation allowances for deferred income tax assets, allowance for doubtful accounts, fair values used for stock-based compensation, useful lives of fixed assets and capitalized software costs.

Fair Value Measurements

The fair value framework under the applicable authoritative guidance requires the categorization of assets and liabilities into three levels:

●	Level 1 — inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities
●	Level 2 — inputs are observable, either directly or indirectly, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
●	Level 3 — inputs are generally unobservable inputs and typically reflect management’s best estimate of assumptions that market participants would use in pricing the asset or liability.

The fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, deferred rent, deferred revenue, other current liabilities, and debt approximate fair value. Marketable securities and money market funds are categorized as Level 1.

The Company’s non-financial assets, which include property, equipment, capitalized software costs, and intangibles, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur, or if an annual impairment test is required and the Company is required to evaluate the non-financial asset for impairment, a resulting asset impairment would require that the non-financial asset be recorded at its fair value.

Cash and Cash Equivalents and Restricted Cash

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents. The Company considers instruments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company’s cash and cash equivalents consist of demand deposits with financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits. The associated risk of concentration is mitigated by banking with creditworthy institutions.

The Company classifies all cash whose use is limited by contractual provisions as restricted cash. Restricted cash at December 31, 2020 and 2019 relates to the requirement for the Company to maintain $15.5 million as collateral for two letters of credit in favor of the Company’s landlords. The Company may not access these funds until it vacates these office spaces. The termination date for these leases are 2023 and 2026.

The following table summarizes cash and cash equivalent and restricted cash in the consolidated balance sheets (in thousands):

	2020	2019
Cash and cash equivalents	$90,626	$58,524
Restricted	15,500	15,500
	$106,126	$74,024

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s accounts receivable are customer obligations due under normal trade terms, carried at their face value less an allowance for doubtful accounts if required. The Company determines its allowance for doubtful accounts based on the evaluation of the aging of its accounts receivable and on a customer-by-customer analysis of its high-risk customers. The Company’s reserve contemplates its historical loss rate on receivables, specific customer situations and the economic environments in which the Company operates.

The change in the Company’s allowance for doubtful accounts was as follows (in thousands):

	Years Ended December 31,
	2020	2019	2018
Beginning balance	$1,122	$1,055	$640
Additions	1,208	449	482
Write-offs, net of recoveries	(943)	(382)	(67)
Ending balance	$1,387	$1,122	$1,055

As of December 31, 2020, the Company had four customers that represent 13%, 13%, 12% and 10% of net accounts receivable. As of December 31, 2019, the Company had two customers that represent 11% and 10% of net accounts receivable. The Company had two customers representing 13% and 10% of total revenue for the year ended December 31, 2020, two customers representing 12% and 10% of total revenue for the year ended December 31, 2019, and three customers representing 12%, 10% and 10% of total revenue for the year ended December 31, 2018.

Film Costs

Costs incurred to produce films (which include direct production costs, production overhead, acquisition costs and development costs) are capitalized when incurred. Capitalized film costs are amortized based upon the ratio of current period revenues to estimated total gross revenues to be earned from the film. Film costs, which relate to a feature film in production, totaled $2.1 million at December 31, 2020 and $nil at December 31, 2019 and were included in prepaid and other assets on the consolidated balance sheets. The Company expects to amortize all of these film costs within the next 12 months. No amortization of film costs was recorded during the years ended December 31, 2020, 2019 or 2018.

Film costs are stated at the lower of amortized cost or estimated fair value and are reviewed on a title-by-title basis when an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost. During the years ended December 31, 2020, 2019 or 2018, the Company recorded no impairment charges related to film costs.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. The estimated useful lives of property and equipment include: furniture and fixtures – 5 years; leasehold improvements – 7 to 11 years; computer equipment – 3 years; and video equipment – 3 years.

Capitalized Software Costs

The Company capitalizes certain costs incurred for development of websites or software for internal use. The Company capitalizes development costs when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed and the software will be used as intended. Costs include payroll and payroll-related costs of employees directly associated with the development activities. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and amortized over the estimated useful life of the enhancements, generally 1 to 3 years. Costs incurred in the preliminary and post-implementation stages of the Company’s products are expensed as incurred.

Investments

For equity investments in entities that the Company does not exercise significant influence over, if the fair value of the investment is not readily determinable, the investment is accounted for at cost, and adjusted for subsequent observable price changes. If the fair value of the investment is readily determinable, the investment is accounted for at fair value. The Company reviews equity investments without readily determinable fair values to determine whether they have been impaired.

As of December 31, 2020 and 2019, the Company had an equity investment without a readily determinable fair value. As of December 31, 2020 and 2019, the total carrying value of the investment, included in prepaid and other assets on the consolidated balance sheets, was $2.3 million and $1.8 million, respectively. The Company concluded that the fair value of the investment increased $0.5 million during the year ended December 31, 2020 as the result of observable price changes in orderly transactions for a similar investment in the same issuer.

Evaluation of Long-Lived Assets and Impairment

The Company reviews its property and equipment and capitalized software costs for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques which may include discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There was no impairment of long-lived assets for the years ended December 31, 2020, 2019, or 2018.

Revenue Recognition

The Company recognizes revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company primarily generates its revenue from advertising services and content, which includes strategic partnerships and promotional content, with the remaining balance from other arrangements, including commerce.

Advertising

The Company generates its advertising revenue from managing a customer’s internet advertising campaigns to target markets both via BuzzFeed’s proprietary sites as well as premium publishers (e.g., Facebook and Google). Our performance obligations typically consist of a promised number of ads delivered or a promised number of actions related to the ads (such as impressions or views). Advertising revenue is recognized in the period that the related views, impressions, or actions by users on advertisements are delivered. When ads are placed on the Company’s owned and operated or third parties’ properties, the Company generally recognizes revenue on a gross basis because the Company is primarily responsible for the delivery of the promised services, has pricing discretion, and controls the advertising inventory prior to transfer to the customer. In some cases, the Company utilizes third party intermediaries to facilitate the sale of advertising to the end customer. In these situations, while the Company is primarily responsible for the delivery of the promised services and controls the advertising inventory prior to transfer to the end customer, the Company typically does not have insight, and does not expect to have insight, into the gross amount paid by the end customer and therefore records as revenue the net amount received from the intermediary.

Content

The Company generates revenue from creating content, including promotional content and customer advertising. The Company’s performance obligations consist of Company-created content for use by its customers or the delivery of a promised number of actions related to the content (impressions or views). The revenue is recognized when the content, or the related action, is delivered.

Commerce

The Company participates in multiple marketplace arrangements with third parties such as Amazon whereby the Company provides affiliate links which redirect the audience to purchase products and/or services from the third parties. When the participant purchases a product and/or service, the Company receives a commission fee for that sale from the third parties. The revenue is recognized when a successful sale is made and the commission is earned.

Cost of Revenue

Cost of revenue consists primarily of compensation-related expenses and costs incurred for the publishing of editorial, promotional, and news content across all platforms, as well as amounts due to third party websites and platforms to fulfill customers’ advertising campaigns. Web hosting and advertising serving platform costs are also included in cost of revenue.

Sales and Marketing

Sales and marketing expenses consist primarily of compensation-related expenses for sales employees. In addition, marketing and sales-related expenses include advertising costs, market research, and branding.

General and Administrative

General and administrative expense consists primarily of compensation-related expenses for corporate employees. Also, it consists of expense for facilities, professional services fees, insurance costs, and other general overhead costs.

Research and Development

Research and development (“R&D”) expenses consist primarily of compensation-related expenses incurred for the development of, enhancements to, and maintenance of the Company’s website, technology platforms and infrastructure. R&D expenses that do not meet the criteria for capitalization are expensed as incurred. Certain development expenses are capitalized under the provisions of the applicable authoritative guidance, whereby the Company capitalizes costs associated with website and internal-use software systems that have reached the application development stage.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes tax benefits from uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company has no unrecognized tax benefits at December 31, 2020 and 2019.

Stock-Based Compensation

Stock-based compensation is recognized as an expense in the financial statements and is measured at the fair value of the award. The Company recognizes compensation expense for stock awards based on grant date fair value using the Black-Scholes option-pricing model.

The Company adopted Accounting Standards Update (“ASU”) 2018-07, Improvements to Non-employee Share-Based Payment Accounting (“ASU 2018-07”), on January 1, 2020. Prior to January 1, 2020, the Company calculated the fair value of awards to non-employees on the date of grant in the same manner as employee stock-based awards, however, the unvested portion of the awards were revalued at the end of each reporting period and the pro-rata compensation expense was adjusted accordingly until such time the non-employee award was fully vested. The adoption of this ASU did not have material impact on the consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2020.

The following table summarizes stock-based compensation cost included in the consolidated statements of operations (in thousands):

	Years Ended December 31,
	2020	2019	2018
Cost of revenue, excluding depreciation and amortization	$109	$353	$1,436
Sales and marketing	60	658	1,442
General and administrative	977	1,446	1,505
Research and development	43	356	637
	$1,189	$2,813	$5,020

The Company recognized no income tax benefit in the consolidated statements of operations for stock-based compensation arrangements in 2020, 2019 or 2018.

Comprehensive Income (Loss)

Comprehensive income (loss) includes certain changes in stockholders’ equity that are excluded from net income (loss) such as cumulative foreign currency translation adjustments, unrealized gains or losses on marketable securities, and comprehensive income (loss) attributed to the redeemable noncontrolling interest.

Foreign Currency

The functional currency of the substantial majority of our foreign subsidiaries is in the local currency. The financial statements of these subsidiaries are translated into U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenue, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive loss in stockholders’ equity. Transaction gains and losses including intercompany transactions denominated in a currency other than the functional currency of the entity involved are included in foreign exchange gain (loss) within other income, net in the consolidated statements of operations.

Recently Adopted Accounting Pronouncements

On January 1, 2020, we adopted ASU 2018-13, Fair Value Measurement (Topic 820) — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, an accounting standard that improved the effectiveness of fair value measurement disclosures and modified the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in Financial Accounting Standards Board (“FASB”) Concepts Statement, Conceptual Framework for Financial Reporting — Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The adoption of this ASU did not have material impact on the consolidated financial statements.

On January 1, 2019, we adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Accounting Standards Codification (ASC) Topic 605, Revenue Recognition (Topic 605), using the modified retrospective transition method applied to those contracts that were not completed as of January 1, 2019. The impact of adopting the new revenue standard was not material to our consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2019.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes existing guidance on accounting for leases in Leases (Topic 840) and generally requires leased assets and lease liabilities to be recognized on the balance sheet. The ASU is effective for the Company for annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting ASU 2016-02 on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), which changes the impairment model for most financial assets, including accounts receivable, and replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The guidance is effective for the Company for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company is currently assessing the timing and impact of adopting ASU 2016-13 on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 is effective for the Company for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption of this guidance is permitted and the amendments in this update should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company plans to adopt this guidance for the year ending December 31, 2021 and is currently evaluating the impact of the adoption of this guidance on the consolidated financial statements.

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which aligns the accounting for capitalizing production costs of episodic television series with the guidance for films. As a result, the capitalization of costs incurred to produce episodic television series will no longer be limited to the amount of revenue contracted in the initial market until persuasive evidence of a secondary market exists. In addition, this guidance requires an entity to test for impairment of films or television series on a title-by-title basis or together with other films and series as part of a group, based on the predominant monetization strategy of the film or series. Further, this guidance requires that an entity reassess estimates of the use of a film or series in a film group and account for changes, if any, prospectively. In addition, this guidance eliminates existing balance sheet classification guidance and adds new disclosure requirements relating to costs for acquired and produced films and television series. The ASU is effective for the Company for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for the Company for annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting the new guidance on the Company’s consolidated financial statements.

3.Revenue Recognition

Disaggregated Revenue

The table below presents the Company’s revenue disaggregated based on the nature of its arrangements. Management uses these categories of revenue to evaluate the performance of its businesses and to assess its financial results and forecasts.

	December 31,
	2020	2019	2018
Advertising	$149,704	$128,438	$106,280
Content	119,846	150,876	177,055
Commerce and other	51,774	38,609	23,916
	$321,324	$317,923	$307,251

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenues (contract liabilities). The payment terms and conditions within the Company’s contracts vary by the type, the substantial majority of which require that customers pay for their services on a monthly or quarterly basis, as the services are being provided. When the timing of revenue recognition differs from the timing of payments made by customers, the Company recognizes either unbilled revenue (its performance precedes the billing date) or deferred revenue (customer payment is received in advance of performance). In addition, we have determined our contracts generally do not include a significant financing component.

The Company’s contract assets are presented in Prepaid and other current assets on the accompanying consolidated balance sheets and totaled $2.8 million, $6.2 million, and $nil at December 31, 2020, December 31, 2019, and January 1, 2019, respectively. These amounts relate to revenue recognized during the respective year that is expected to be invoiced and collected in the following year.

The Company’s contract liabilities, which are recorded in Deferred revenue on the accompanying consolidated balance sheets, are expected to be recognized as revenues during the succeeding twelve-month period. Deferred revenue totaled $2.4 million, $1.5 million, and $4.0 million at December 31, 2020, December 31, 2019, and January 1, 2019, respectively.

Transaction Price Allocated to Remaining Performance Obligations

We have certain licensing contracts with minimum guarantees and terms extending beyond one year. The transaction price allocated to the remaining performance obligations on these contracts was $11.2 million at December 31, 2020 and is expected to be recognized over the next 3 years. This amount does not include: (i) contracts with an original expected duration of one year or less, such as advertising contracts, (ii) variable consideration in the form of sales-based royalties, and (iii) variable consideration allocated entirely to wholly unperformed performance obligations.

4.Fair Value Measurements

The Company measures its cash equivalents at amortized cost, which approximates fair value. Money market funds categorized as Level 1 as of December 31, 2020 and 2019 are as follows (in thousands):

	2020	2019
Cash equivalents:
Money market funds	$24,460	$24,379
	$24,460	$24,379

5.Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	2020	2019
Leasehold improvements	$49,074	$46,865
Furniture and fixtures	8,027	7,470
Computer equipment	5,625	12,950
Video equipment	643	599
	$63,369	$67,884
Less: Accumulated depreciation	(37,824)	(38,341)
	$25,545	$29,543

Depreciation totaled $8.1 million, $8.7 million and $9.2 million for the years ended December 31, 2020, 2019 and 2018, respectively, included in depreciation and amortization expense.

6.Capitalized Software Costs, net

	2020	2019
Website and internal-use software	$72,574	$62,744
Less: Accumulated amortization	(56,014)	(46,871)
	$16,560	$15,873

Capitalized software costs, net consisted of the following (in thousands):

During the years ended December 31, 2020, 2019 and 2018, the Company capitalized $9.8 million, $8.2 million and $11.9 million respectively, included in Capitalized software costs and amortized $9.4 million, $10.8 million and $12.6 million, respectively, included in depreciation and amortization expense.

7.Debt

On July 23, 2012, the Company entered into a loan agreement (“Loan Agreement”) to provide the Company with a revolving line of credit (“Revolver”) with a variable interest rate and other bank facilities upon the Company’s request.

The Revolver was increased to $25 million on July 17, 2014. If certain financial covenants were not met, the amount of secured borrowings available under the Revolver were limited to the Company’s eligible accounts receivable balance at such time. The amounts borrowed were collateralized by the Company’s personal property (including such accounts receivable but excluding intellectual property). The Loan Agreement included covenants that, among other things, required the Company to maintain minimum levels of consolidated tangible net worth and certain liquidity ratios.

The Loan Agreement also included a bank services facility to be used for bank facilities including letters of credit, foreign exchange contracts and cash management services. As of December 31, 2018, letters of credit of $15.5 million were issued by the bank to guarantee security deposits for certain Company facilities.

The Revolver and the Loan Agreement expired on July 17, 2019. As a result, the letters of credit in the total amount of $15.5 million that were previously covered by the Revolver, were assigned as cash collateral for which deposit accounts are presented as restricted cash on the consolidated balance sheets as of December 31, 2020 and December 31, 2019.

On May 20, 2020, the Company entered into a two-year, $20.0 million, secured borrowing facility agreement (“Secured Facility”). Borrowings under the Secured Facility were limited to 80% of qualifying accounts receivable and bore interest at a rate of LIBOR plus 7.25% per annum, subject to a LIBOR floor rate of 1.5%. Repayment of borrowings under the Secured Facility was required upon the earlier of: (i) the collection of the qualified account receivable, (ii) the maturity date of May 21, 2022, or (iii) on demand with respect to any qualifying accounts receivable that are disputed by the payor, for which the payor has become insolvent or has indicated an inability or unwillingness to pay, or that remain uncollected more than 120 days from the original invoice date. The Secured Facility was subject to a minimum monthly average utilization of $10.0 million. Borrowings under the Secured Facility were collateralized by the Company’s personal property (including such accounts receivable but excluding intellectual property). The Secured Facility included covenants that, among other things, limited the ability of the Company to incur additional indebtedness. On December 30, 2020, the Company terminated the Secured Facility and recognized a loss on extinguishment of $0.6 million which is recorded in other income, net in the consolidated statements of operations.

Concurrent with the termination of the Secured Facility, the Company entered into a new three-year, $50.0 million, revolving loan and standby letter of credit facility agreement (“Revolving Credit Facility”) with new lenders. The Revolving Credit Facility provides for the issuance of up to $15.5 million of standby letters of credit and aggregate borrowings under the Revolving Credit Facility are generally limited to 95% of qualifying investment grade accounts receivable and 90% of qualifying non-investment grade accounts receivable, subject to adjustment at the discretion of the lenders. The Revolving Credit Facility includes covenants that, among other things, requires the Company to maintain at least $25.0 million of unrestricted cash at all times, limits the ability of the Company to incur additional indebtedness, pay dividends, hold unpermitted investments, or make material changes to the business. The Company was in compliance with the financial covenant as of December 31, 2020.

Borrowings under the Revolving Credit Facility bear interest at LIBOR, subject to a floor rate of 0.75%, plus a margin of 3.75% to 4.25%, depending on the level of the Company’s utilization of the facility (5.00% at December 31, 2020), and subject to a monthly minimum utilization of $15.0 million. The facility also includes an unused commitment fee of 0.375%.

As of December 31, 2020, the Company had outstanding borrowings of $20.4 million under the Revolving Credit Facility and no outstanding letters of credit issued under the facility of $15.5 million. The total unused borrowing capacity at December 31, 2020 was $29.6 million.

As of December 31, 2020 and 2019, the Company had $0.5 million and nil of costs in connection with the issuance of debt included in prepaid and other assets in the consolidated balance sheet, respectively.

8.Convertible Preferred Stock

			Shares
	Year	Shares	Issued and	Issue	Liquidation
Series	Issued	Authorized	Outstanding	Price	Value
Series A	2008	3,500,000	3,500,000	$1.0000	$3,500,000
Series A-1	2008	3,800,515	3,800,515	$0.1579	600,101
Series B	2010	4,401,242	4,401,242	$1.8177	8,000,138
Series C	2011	5,024,637	5,024,637	$3.0848	15,500,000
Series D	2012	2,412,718	2,412,718	$8.0283	19,370,024
Series E	2014	1,605,982	1,605,982	$31.1336	50,000,001
Series F	2015	4,440,498	4,440,498	$45.0400	200,000,030
Series G	2016	4,440,498	4,440,498	$45.0400	200,000,030
		29,626,090	29,626,090		$496,970,324

There were no movements in the balances of convertible preferred stock during the years ended December 31, 2020, 2019, and 2018.

Voting Rights

Each share of the Company’s preferred stock is entitled to the number of votes equal to the number of shares of Class B Common Stock into which such share of preferred stock could be converted.

Dividends

Holders of shares of the Company’s preferred stock are entitled to receive noncumulative annual dividends at a rate of 8% of the applicable original issue price when, as and if declared by the Company’s board of directors. Series G and G-1 preferred stockholders will receive dividends, prior and in preference to any dividends on all other preferred stock and common stock. Series A, B, C, D, E and F preferred stockholders will receive dividends, prior and in preference to any dividends on shares of the Company’s Series A-1 preferred stock and common stock. Series A-1 preferred stockholders will receive dividends prior and in preference to any dividends on shares of the Company’s common stock. The Company has not declared or paid any cash dividends.

Conversion

Shares of the Company’s preferred stock are convertible at the option of the holders into shares of the Company’s Class B common stock as adjusted by a ten-for-one stock split effected in January 2015. Each share of preferred stock is convertible, without payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the adjusted original issue price by the conversion price applicable to such share.

The initial conversion price per share for each series of preferred stock shall be $0.10 per share for each share of the Series A preferred stock, $0.18 per share for each share of the Series B preferred stock, $0.31 per share for each share of Series C preferred stock, $0.80 per share for each share of Series D preferred stock, $3.11 per share for each share of Series E preferred stock, $4.50 per share for each share of Series F preferred stock, $4.50 per share for each share of Series F-1 preferred stock, $4.50 per share for each share of Series G preferred stock, $4.50 per share for each share of Series G-1 preferred stock and $0.02 per share for each share of the Series A-1 preferred stock.

Each share of Series F preferred stock is convertible at the option of the holder into one share of Series F-1 preferred stock. Each share of Series G preferred stock is convertible into one share of Series G-1 preferred stock.

Each share of preferred stock will be automatically converted based on its conversion ratio into shares of Class B common stock upon the earlier of the occurrence of the following:

●	Company’s sale of Class A Common Stock or Class B Common Stock in a firm commitment underwritten initial public offering, resulting in aggregate gross proceeds of at least $100 million (a “Qualified Public Offering”). Furthermore, for a period of seven years after the issuance of Series G, in the event of a qualified initial public offering the holders of the outstanding Series G and G-1 will receive additional common stock equal to any difference between the then price and a guaranteed price subject to a defined calculation.
●	The date specified by written consent or agreement of the holders of a majority of the outstanding Series A, B, C, D, E, F and G preferred stock (voting together as a single class and on an as-converted to Class B common stock basis), the holders of a majority of the outstanding Series C and D preferred stock (voting together as a single class and on an as-converted to Class B common stock basis), the holders of a majority of the outstanding Series E preferred stock (voting together as a separate class), the holders of a majority of the outstanding Series F and F-1 preferred stock (voting together as a single class), and the holders of a majority of the outstanding Series G and G-1 preferred stock (voting together as a single class).

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, including a deemed liquidation event, as defined, the holders of Series G and G-1 preferred stock shall be entitled to receive, on a pari passu basis and in preference to all other holders of preferred and common stock, pro rata, in an amount equal to the respective purchase price plus undeclared dividends on each share of Series G and G-1 preferred stock. Next, if proceeds remain, the holders of Series, A, B, C, D, E and F preferred stock shall be entitled to receive, on a pari passu basis and in preference to all remaining holders of capital stock of the Company, pro rata, an amount equal to the respective purchase price plus declared and unpaid dividends on each share of Series, A, B, C, D, E and F preferred stock. Next, if proceeds remain, the holders of Series A-1 preferred stock shall be entitled to receive, in preference to holders of common stock, an amount equal to the purchase price plus declared but unpaid dividends on each share of Series A-1 preferred stock. After the payment of such preferential amounts, any remaining proceeds shall be distributed pro rata among the holders of common stock.

If the proceeds are insufficient to permit payment in full to all holders of Series G and G-1, the assets shall be distributed ratably to the holders of the Series G and G-1 preferred stock in proportion to the amount each such holder would otherwise be entitled to receive. If proceeds remain but are insufficient to permit payment in full to all holders of Series A, B, C, D, E and F preferred stock, the assets shall be distributed ratably to the holders of the Series A, B, C, D, E and F preferred stock in proportion to the amount each such holder would otherwise be entitled to receive.

Redemption

The preferred stock is not redeemable and any redemption rights under the previous agreements for Series A, B, C and D preferred stock have been canceled.

9.Redeemable Noncontrolling Interest

The redeemable noncontrolling interest represents the 49% interest in BuzzFeed Japan held by Yahoo Japan, which is puttable to the Company in certain conditions, none of which were met at December 31, 2020, including material breach of the JVA by the Company or the bankruptcy or liquidation of the Company. The redeemable noncontrolling interest is presented outside of the permanent equity on the Company’s consolidated balance sheets as the put right is outside of the Company’s control.

The table below presents the reconciliation of changes in redeemable noncontrolling interest (in thousands):

	2020	2019	2018
Beginning balance	$28	$(245)	$726
Allocation of net (income) loss	820	273	(971)
Ending balance	$848	$28	$(245)

10.Stockholders’ Equity

Common Stock

In 2015, the Company amended its Certificate of Incorporation to reclassify existing Common Stock issued and outstanding to Class B Common Stock. Each share of Class B Common Stock is entitled to fifty votes. Each share of Class A Common Stock is entitled to one vote. As of December 31, 2019, there were 5,014,300 Class A common stock shares and 34,152,328 Class B common stock shares issued, respectively; and 5,014,300 Class A common stock shares and 33,904,101 Class B common stock shares outstanding, respectively.

In December 2020, the Company amended its Certificate of Incorporation to authorize the issuance of up to 25,000,000 shares of Class C Common Stock. Holders of Class C Common Stock are not entitled to vote, but otherwise have the same rights as holders of Class A and Class B Common Stock. As of December 31, 2020, there were 5,034,459 Class A common stock shares, 34,362,554 Class B common stock shares, and no Class C common stock shares, issued, respectively; and 5,034,459 Class A common stock shares, 34,114,327 Class B common stock shares, and no class C common stock shares outstanding, respectively.

Stock Option Plan

The Company’s 2008 Stock Plan (the “2008 Plan”) was adopted on June 25, 2008. The Company’s 2015 Equity Incentive Plan (“2015 Plan”) was adopted on October 30, 2015 and superseded the 2008 plan. The 2015 Plan increased the number of shares available for grant and issuance by 16,895,765. The 2015 plan allows for the grant of incentive and nonqualified stock options, restricted stock units, and stock appreciation rights to eligible participants.

On October 16, 2018, the 2015 Plan was amended to increase the maximum number of shares of common stock available for issuance by 15,700,000. At December 2020, 2019 and 2018, there were 17,327,629, 14,266,318 and 14,000,528 shares, respectively, available for future issuances.

Options are generally granted for a term of 10 years from the date of grant. Options granted under the plans may be exercised prior to vesting. Stock options generally vest over four years.

The fair value of stock option awards is estimated on the date of grant using the Black-Scholes option-pricing model based upon the following range of assumptions:

	2020	2019	2018
Exercise price	$2.29 – $2.55	$2.54 – $2.55	$2.96 – $3.07
Expected dividend yield	0%	0%	0%
Expected volatility	41% – 46%	38% – 39%	37% – 39%
Expected term (years)	5.55 – 6.07	5.80 – 6.09	5.65 – 6.25
Risk free interest rate	0.26% – 1.17%	1.58% – 2.35%	2.47% – 3.04%

The Company uses the simplified method in accordance with the applicable authoritative guidance to estimate the expected term of the option, due to the limited historical experience to date. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Since the Company’s common stock is not publicly traded for a sufficient time period, the expected volatility is based on expected volatilities of similar companies that have a history of being publicly traded. No dividends have been assumed. A summary of the share activity under the 2015 Plan is presented below (in thousands, except per share amounts):

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Shares	Price	Term	Value
Balance as of December 31, 2019	35,016	$2.00	5.03	$24,634
Granted	335	2.46
Exercised	(230)	0.62
Forfeited	(1,700)	2.86
Expired	(1,294)	2.22
Balance as of December 31, 2020	32,127	$1.96	5.01	$19,248
Expected to vest at December 31, 2020	8,427	$2.94	7.98	—
Exercisable at December 31, 2020	24,611	$1.65	4.12	$19,248

The Company records stock-based compensation expense on a straight-line basis over the vesting period. As of December 31, 2020, the total share-based compensation costs not yet recognized related to unvested stock options was $10.5 million, which is expected to be recognized over the weighted-average remaining requisite service period of 0.2 years. The weighted average fair value of stock options granted during December 31, 2020, 2019 and 2018 was $1.03, $1.01 and $1.26 respectively. The intrinsic value of stock options exercised was $0.4 million, $1.6 million, and $2.0 million for the years ended December 31, 2020, 2019, and 2018, respectively.

The Company currently uses authorized and unissued shares to satisfy share award exercises.

Restricted Stock Units

Subject to the terms and conditions of the 2015 Plan, the Board may grant restricted stock units. Restricted stock units granted under the 2015 Plan vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for the majority of these awards is generally over four years.

The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a sale transaction (“Acquisition”) or the completion of an initial public offering. Under settlement procedures applicable to these awards, the Company will deliver the underlying shares (i) the date that is the earlier of (1) six (6) months after the effective date of an initial public offering of the Company’s securities and (2) March 15 of the calendar year following the year in which the initial public offering was declared effective; and (ii) the date of an Acquisition (the earlier of (i) and (ii)).

Restricted stock units for which the service condition has been satisfied are not forfeitable for the term of the restricted stock unit should employment terminate prior to the liquidity condition being met. The restricted stock units have a term of seven years.

Compensation expense will be recognized ratably over the requisite service period to the extent it is probable that the liquidity condition will be satisfied. No compensation expense has been recorded since a liquidity event has not been deemed probable.

A summary of the restricted stock unit activity is presented below (in thousands, except per share amounts):

		Weighted Average
		Grant-Date Fair
	Shares	Value
Outstanding as of December 31, 2019	8,433	$2.63
Granted	1,003	2.38
Vested	—	—
Forfeited	(1,168)	2.67
Outstanding as of December 31, 2020	8,268	$2.61

As of December 31, 2020, there was approximately $21.6 million of unrecognized compensation costs related to restricted stock units.

11.Earnings (Loss) Per Share

Earnings (loss) per share is computed using the two-class method. Basic earnings (loss) per share is computed using the weighted average number of shares of common stock outstanding for the period. Diluted earnings (loss) per share reflects the effect of the assumed exercise of stock options, the vesting of restricted stock units, and the conversion of convertible preferred stock only in the periods in which such effect would have been dilutive.

Undistributed earnings are allocated to convertible preferred stock and shares of Class A common stock and Class B common stock based on the contractual participation rights of each as if earnings for the year had been distributed. Holders of convertible preferred stock are entitled to noncumulative annual dividends at a rate of 8% of the applicable original issue price when, as and if declared by the Company’s board of directors and prior to and in preference of payment of dividends on the Company’s common stock. Thereafter, dividends are distributed among holders of Class A common stock, Class B common stock and convertible preferred stock on a proportionate basis, based on the number of shares of common stock that would be held by each holder if all shares of convertible preferred stock were converted to Class B common stock at the then effective conversion rate.

During the year ended December 31, 2020 all undistributed earnings were allocated to holders of convertible preferred stock based on their contractual participation rights and, accordingly, no undistributed earnings were allocated to holders of Class A or Class B common stock. Holders of convertible preferred stock do not participate in losses and, accordingly, losses for the years ended December 31, 2019 and 2018 were allocated entirely to holders of Class A and Class B common stock. For the years ended December 31, 2020, 2019, and 2018 net income (loss) per share amounts were the same for Class A and Class B common stock because the holders of each class are entitled to equal per share dividends.

The table below presents the computation of basic and diluted loss per share (in thousands, except for per share amounts):

	Year ended December 31,
	2020	2019	2018
Numerator:
Net loss	$11,156	$(36,919)	$(78,506)
Net (loss) income attributable to the redeemable noncontrolling interest	820	273	(971)
Allocation of undistributed earnings to convertible preferred stock	10,336	—	—
Net income (loss) attributable to holders of Class A common stock and Class B common stock	$—	$(37,192)	$(77,535)
Denominator:
Weighted average common shares outstanding, basic and diluted	39,027	38,571	37,856
Net loss per common share, basic and diluted	$0.00	$(0.96)	$(2.05)

The table below presents the details of securities that were excluded from the calculation of diluted loss per share as the effect would have been anti-dilutive (in thousands):

	2020	2019	2018
Stock options	32,127	35,016	42,131
Convertible preferred stock	29,626	29,626	29,626

Additionally, the calculation of diluted loss per share excluded 8,268, 8,433, and 2,424 restricted stock units at December 31, 2020, 2019, and 2018, respectively, for which the related liquidity condition had not been met.

12.Income Taxes

The domestic and foreign components of income (loss) before provision for income taxes were as follows (in thousands):

	2020	2019	2018
Domestic	$12,837	$(29,247)	$(65,466)
Foreign	(740)	(8,030)	(12,138)
Total income (loss) before income taxes	$12,097	$(37,277)	$(77,604)

The provision (benefit) for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2020	2019	2018
Current (benefit) / provision
Federal	$(16)	$(7)	$(1)
State	188	20	(1)
Foreign	657	(370)	1,024
Total current (benefit) / provision	829	$(357)	$1,022
Deferred (benefit) / provision
Federal	$7	$1	$1
State	4	7	2
Foreign	101	(9)	(123)
Total deferred (benefit) / provision	112	$(1)	$(120)
Total (benefit) / provision
Federal	$(9)	$(6)	$—
State	192	27	1
Foreign	758	(379)	901
Total (benefit) / provision	$941	$(358)	$902

A reconciliation of the U.S. federal statutory income tax rate of 21% for the years ended December 31, 2020, 2019 and 2018 to the Company’s effective tax rate is as follows (in thousands):

	Year Ended December 31,
	2020	2019	2018
Income tax provision (benefit) at the U.S. federal statutory rate	$2,540	$(7,828)	$(16,297)
State income taxes	323	(543)	(1,434)
Permanent differences	(53)	521	637
Change in valuation allowance	(3,720)	6,258	18,816
Effect of foreign operations	325	373	584
Stock-based compensation	198	478	649
Effect of change in tax rates	(253)	(320)	9
Sale of foreign subsidiary	1,323	—	—
Foreign investment basis differences	190	49	(218)
Research & development tax credits	(253)	(922)	(1,786)
Foreign currency translation & transactions	144	33	88
Prior period adjustments	230	1,210	—
Other	(53)	333	(146)
Total provision (benefit) for income taxes	$941	$(358)	$902

For the years ended December 31, 2020, 2019 and 2018, the Company’s effective tax rate was 7.8%, 1.0% and (1.2)% respectively. For the years ended December 31, 2020, 2019 and 2018, the Company’s effective tax rate differed from the U.S. federal statutory income tax rates of 21% primarily due to a valuation allowance against net deferred tax assets that were not realizable on a more-likely-than-not basis.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The CARES Act included several measures to assist companies including temporary changes to income and non-income based tax laws. Several significant tax-related provisions of the CARES Act included (1) allowing net operating loss (NOL) carryforwards originating in 2018, 2019 or 2020 to be carried back to the prior five tax years, (2) eliminating the 80% taxable income limitation by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020, (3) increasing the net interest expense deduction limitation to 50% of adjusted taxable income from 30% for the 2019 and 2020 tax years, (4) allowing taxpayers with alternative minimum tax credits to claim a refund in 2020 for the entire amount of the credit instead of recovering the credit through refunds over a period of years and (5) allowing companies to deduct more of their cash charitable contributions paid during calendar year 2020 by increasing the taxable income limitation to 25% from 10%. The income tax provisions of the CARES Act had limited applicability to the Company and did not have a material impact on the Company’s consolidated financial statements.

During the year ended December 31, 2018, the Company finalized the accounting for the tax effects of the Tax Cuts and Jobs Act (“TCJA”) with no material changes to the provisional estimate recorded in prior year. The Company made a policy election to treat the income tax due on U.S. inclusion of the new global intangible low taxed income (“GILTI”) provisions as a period expense when incurred.

Significant components of deferred tax assets and liabilities as of were as follows (in thousands):

	Years Ended December 31,
	2020	2019
Deferred tax assets
Net operating loss carryforwards	$79,475	$83,120
Accruals	2,879	1,464
Stock-based compensation	2,841	2,853
Bad debt	262	168
Deferred rent	5,043	5,412
Other	1,185	1,532
Total deferred tax asset	$91,685	$94,549
Valuation allowance	(83,978)	(87,698)
Net deferred tax asset	$7,707	$6,851

Deferred tax liabilities
Deferred state income tax	(2,087)	(2,158)
Depreciation and amortization	(1,720)	(835)
Intangible assets	(3,905)	(3,751)
Total deferred tax liability	$(7,712)	$(6,744)
Net deferred tax asset (liability)	$(5)	$107

Net deferred tax assets are included within prepaid and other assets and net deferred tax liabilities are included within other liabilities on the Company’s consolidated balance sheets.

In assessing the realizability of its deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based upon the weight of available evidence including a three-year cumulative loss position, the Company concluded it could not realize its deferred tax assets on a more likely than not basis, except for some deferred tax assets for certain of its international operations. The Company’s valuation allowance decreased by approximately $3.7 million in 2020, increased by approximately $6.3 million in 2019 and increased by approximately $18.8 million in 2018.

As of December 31, 2020, the Company has U.S. federal net operating losses of approximately $277 million, of which $198 million expire in tax year beginning in 2037 through 2039 if not utilized and $79 million that has an indefinite lived carryforward period. The U.S. federal net operating losses of $198 million are available to offset 100% of future taxable income. The $79 million of U.S. federal net operating loss carryforwards are only available to offset 80% of future taxable income.

As of December 31, 2020, the Company has state net operating losses of approximately $8.9 million, which expire in tax years beginning in 2025 to 2040 if not utilized. As of December 31, 2020, the Company had federal research and development tax credits of approximately $7.6 million, which expire in tax years beginning 2032 to 2040.

The Company intends to reinvest its foreign earnings indefinitely outside the U.S. If these future earnings are repatriated to the U.S., or if the Company determines that such earnings will be remitted in the foreseeable future, the Company may be required to accrue U.S. deferred taxes (if any) and applicable withholding taxes. It is not practicable to estimate the tax impact of the reversal of the outside basis difference, or the repatriation of cash due to the complexity of its hypothetical calculation.

The Company applies the applicable authoritative guidance which prescribes a comprehensive model in which a company should recognize, measure, present and disclose in its financial statements all material uncertain tax positions that the Company has taken or expects to take on a tax return. The Company recognizes interest and penalties related to income tax positions taken on the Company’s tax returns in income tax expense in the consolidated statements of operations. As of December 31, 2020, 2019 and 2018, the Company had no uncertain tax positions.

The Company, or one of its subsidiaries, files its tax returns in the U.S. and certain state and foreign income tax jurisdictions with varying statute of limitations. The earliest years’ tax returns filed by the Company that are still subject to examination by the tax authorities in the major jurisdictions are as follows:

Year
United States	2016
United Kingdom	2019

13.Restructuring Costs

For the year ended December 31, 2019, the Company incurred $9.6 million in restructuring costs. The costs solely relate to involuntary terminations of employees in various roles and levels in an effort for the Company to improve its ability to execute on its strategy. These restructuring costs are included in the consolidated statements of operations as follows: cost of revenue, excluding depreciation and amortization ($4.4 million), general and administrative ($2.2 million), sales and marketing ($1.6 million), and research and development ($1.4 million).

At December 31, 2020 and 2019, there were no liabilities related to restructuring.

14.Commitments and Contingencies

Commitments

The Company leases office space under non-cancelable operating leases with various expiration dates through 2029. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. Certain of the Company’s lease agreements include escalating lease payments. Additionally, certain lease agreements contain renewal provisions and other provisions which require the Company to pay taxes, insurance, or maintenance costs. Rent expense for the years ended December 31, 2020, 2019 and 2018 were $25.7 million, $24.8 million and $28.0 million respectively.

Future minimum lease payments under leases having initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2020 are as follows (in thousands):

Year	Amount
2021	$27,094
2022	27,945
2023	26,032
2024	18,033
2025	18,209
Thereafter	10,993
$128,306

The Company subleases certain leased office space to third parties when it determines there is excess leased capacity. Sublease rent income is recognized as an offset to rent expense on a straight-line basis over the lease term. In addition to sublease rent, other costs such as common-area maintenance, utilities, and real estate taxes are charged to subtenants over the duration of the lease for their proportionate share of these costs.

Sublease income for the years ended December 31, 2020, 2019 and 2018 were $6.1 million, $2.7 million and $1.9 million respectively. Sublease receipts to be received in the future under noncancelable sublease as of December 31, 2020 are as follows (in thousands):

Year	Amount
2021	$6,722
2022	6,504
2023	3,482
2024	3,519
2025	3,556
Thereafter	1,193
$24,976

Guarantees

In September 2018, at the time of its equity investment in a private company, the Company agreed to guarantee the lease of the investee’s premises in New York. In October 2020, the investee renewed its lease agreement, and the Company’s prior guarantee was replaced with a new guarantee of up to $5.4 million. The amount of the guarantee is reduced as the investee makes payments under the lease. As of December 31, 2020, the maximum amount of the guarantee was $4.2 million, and no liability was recognized with respect to the guarantee.

In the course of business, the Company both provides and receives indemnities which are intended to allocate certain risks associated with business transactions. Similarly, the Company may remain contingently liable for various obligations of a business that has been divested in the event that a third party does not fulfill its obligations under an indemnification obligation. The Company records a liability for indemnification obligations and other contingent liabilities when probable and reasonably estimable.

Legal Matters

The Company is party to various lawsuits and claims in the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty and the impact that the final resolution of such matters will ultimately have on the Company’s consolidated financial statements is not known, we do not believe that the resolution of these matters will have a material adverse effect on the Company’s future results of operations or cash flows.

The Company settled or resolved certain legal matters during the fiscal years ended December 31, 2020, 2019 and 2018 that did not individually or in the aggregate have a material impact on the Company’s business or its consolidated financial position, results of operations or cash flows.

15.Disposition

In October 2020 the Company completed the sale of 100% ownership of BuzzFeed do Brasil Internet Ltda. (“BuzzFeed Brazil”) for nominal consideration and recognized a loss on disposition of $0.7 million. The impact of BuzzFeed Brazil on the Company’s net income (loss) was a loss of $1.8 million for the year ended December 31, 2020. The Company has a long-term content and trademark license agreement with BuzzFeed Brazil under which the Company will earn royalties.

16.Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance.

The Company has determined that its chief executive officer (“CEO”) is its CODM who makes resource allocation decisions and assesses performance based upon financial information at the consolidated level. The Company manages its operations as a single segment for the purpose of assessing and making operating decisions. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

The following table presents the Company’s revenue disaggregated by geography:

	December 31,
	2020	2019	2018
Revenue:
United States	$292,107	$287,723	$274,391
International	29,217	30,200	32,860
Total	$321,324	$317,923	$307,251

17.Related Party Transactions

In 2018, 2019 and 2020, the Company entered into certain partnership agreements with NBCUniversal Media, LLC (“NBCU”), an investor. The Company recognized revenue from NBCU of $3.6 million, $9.9 million and $13.5 million for the years ended December 31, 2020, 2019 and 2018, respectively. The Company recognized expenses under contractual obligations from NBCU of $0.8 million, $0.7 million, and $nil for the years ended December 31, 2020, 2019 and 2018, respectively. The Company had outstanding receivable balances of $nil and $0.5 million from NBCU as of December 31, 2020 and 2019, respectively.

In September 2018, the Company invested $1.8 million in the equity of a private company. At the time of investment, an executive of BuzzFeed was the controlling stockholder of the investee. Effective August 26, 2019 the Company and the former executive entered into a consultancy arrangement whereby the Company engaged the former executive to provide advice and counsel. During the year ended December 31, 2019, the Company incurred $0.4 million in respect of such consultancy charges. The agreement expired on March 31, 2020. The Company earned revenue under an agreement with the investee of $1.4 million during the year ended December 31, 2020, and incurred costs under contractual obligations from the investee of $0.2 million, $2.0 million, and $nil for the years ended December 31, 2020, December 31, 2019, and December 31, 2018, respectively. These costs are included in the consolidated statements of operations in cost of revenue. The Company had outstanding receivable balances of $0.9 million and $nil from the investee as of December 31, 2020 and 2019, respectively. Additionally, the Company has guaranteed a lease of the investee. Refer to Note 12 for further details.

18.Subsequent Events

The Company evaluated subsequent events through July 30, 2021, the date the financial statements were available to be issued.

On February 16, 2021, the Company completed the acquisition of 100% of HuffPost (“HuffPost Acquisition”), a publisher of online news and media content, from entities controlled by Verizon Communications Inc. (“Verizon”). The Company issued 21,170,037 shares of non-voting BuzzFeed Class C common stock to an entity controlled by Verizon, of which 8,625,234 were in exchange for the acquisition of HuffPost and 12,544,803 were in exchange for a concurrent $35.0 million cash investment in the Company by an affiliate of Verizon, which was accounted for as a separate transaction.

On March 9, 2021, the Company announced a restructuring of HuffPost, including employee terminations, in order to efficiently integrate the HuffPost Acquisition and establish an efficient cost structure. The Company incurred approximately $3.6 million in severance costs related to the restructuring.

On March 27, 2021, BuzzFeed entered into an agreement to acquire 100% of the members’ interests of CM Partners, LLC (“Complex Networks”), a publisher of online media content targeting Millennial and Gen Z consumers (the “C Acquisition”). The closing of the C Acquisition is contingent on BuzzFeed merging with 890 5th Avenue Partners, Inc. (“890”), a special purpose acquisition company. BuzzFeed has provided a performance deposit of $5 million that will be forfeited in the event the C Acquisition is terminated. Consideration for Complex Networks will consist of approximately $200 million of cash and 10,000,000 shares of the post-merger company.

On June 24, 2021, BuzzFeed entered into an agreement and plan of merger (the “Merger Agreement”) by and among 890, Bolt Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of 890 (“Merger Sub I”), Bolt Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of 890 (“Merger Sub II”), and BuzzFeed, Inc., a Delaware corporation (“BuzzFeed”). The Merger Agreement provides for, among other things, the following transactions at the closing: Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of 890 (the “Merger”). Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II (the “Second Merger”, together with the Merger the “Two-Step Merger”) with Merger Sub II being the surviving company of the second merger. The Two-Step Merger and the other transactions contemplated by the Merger Agreement, including the acquisition of Complex Networks by the surviving entity of the Two-Step Merger, are referred to as the “Business Combination”. Upon the consummation of the Business Combination, the new combined company will be renamed BuzzFeed, Inc. In connection with the Merger Agreement, Jonah Peretti, Jonah Peretti, LLC, NBCUniversal Media, LLC (“NBCU”) and PNC Bank, National Association, entered into an escrow agreement (the “Escrow Agreement”) and BuzzFeed and NBCU entered into a commercial agreement (the “Commercial Agreement”).

The Escrow Agreement provides for, among other things, the escrow of 1,200,000 shares of New BuzzFeed Class A common stock or New BuzzFeed Class B common stock (the “Escrowed Shares”) exchangeable by Jonah Peretti, LLC in connection with the Two-Step Merger. Pursuant to the Escrow Agreement, in the event the Transfer Date SPAC Share Price (as defined in the Escrow Agreement) is less than $12.50 per share on the Transfer Date (as defined in the Escrow Agreement), Jonah Peretti, LLC and NBCU shall instruct the escrow agent to transfer (1) to NBCU a number of Escrowed Shares equal to the Make Whole Shares (as defined in the Escrow Agreement) and (2) to Mr. Peretti, the remainder of the Escrowed Shares, if any. If the Transfer Date SPAC Share Price is equal to or greater than $12.50 on the Transfer Date, Jonah Peretti, LLC and NBCU shall instruct the escrow agent to transfer all of the Escrowed Shares to Mr. Peretti.

Under the Commercial Agreement, which will become effective on the closing of the Two-Step Merger: (1) NBCU will continue to be entitled to marketing services on BuzzFeed platforms at certain discounted rates; (2) BuzzFeed will provide editorial promotion of at least $1.0 million in marketing value during each year of the term of the Commercial Agreement across BuzzFeed’s digital properties at no cost to NBCU, its affiliates and joint ventures and their respective brands; (3) BuzzFeed will provide licensed content to NBCU to be made available on an applicable NBCU entity streaming service under certain exclusivity terms during the remainder of the term of the Commercial Agreement; (4) NBCU shall be the exclusive sales representative for all BuzzFeed inventory, including HuffPost inventory, on Apple News, and BuzzFeed shall endeavor to spend at least $1.0 million during the first year of the term of the Commercial Agreement to promote any of its Commerce initiatives; and (5) BuzzFeed will provide 200 million impressions per year of the term of the Commercial Agreement to drive traffic from the BuzzFeed platforms and third-party social media platforms to NBCU news properties. The Commercial Agreement shall continue to be in effect for a period of three years, unless earlier terminated by either party in accordance with its terms and conditions, or until terminated by BuzzFeed as of the date that NBCU realizes $400.0 million or more in value for the NBCU Base Shares (as defined in the Escrow Agreement).

CM PARTNERS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(amounts in thousands)

	June 30,	December 31,
	2021	2020
Assets
Current assets
Cash	$5,753	$7,249
Restricted cash	–	3,000
Accounts receivable, net of allowance for doubtful accounts of $537 and $394, respectively	36,053	34,795
Prepaid expenses and other current assets	12,949	5,842
Total current assets	54,755	50,886
Intangible assets, net	63,623	68,015
Goodwill	83,956	83,956
Other assets	2,146	4,810
Total assets	$204,480	$207,667
Liabilities and Members’ Equity
Current liabilities
Accounts payable	$3,650	$3,403
Accrued expenses and other current liabilities	27,305	22,834
Deferred revenue	11,170	7,102
Total current liabilities	42,125	33,339
Deferred tax liabilities, net	6,904	10,125
Long-term incentive plan, noncurrent	573	2,468
Long-term notes payable	5,000	–
Other liabilities	577	908
Total liabilities	55,179	46,840
Commitments and contingencies (Note 10)
Members’ equity
CM Partners, LLC members’ interests	273,573	273,573
Accumulated deficit	(124,272)	(112,746)
Total members’ equity	149,301	160,827
Total liabilities and members’ equity	$204,480	$207,667

See accompanying Notes to Condensed Consolidated Financial Statements

CM PARTNERS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue (including related party revenue of $0, $11,809, $0 and $16,275, respectively)	$31,122	$32,742	$53,084	$58,227
Costs and expenses
Cost of revenue	15,928	19,038	25,882	34,510
Selling and marketing	1,114	619	1,975	928
General and administrative	3,606	3,394	9,250	6,583
Employee related costs	13,084	10,100	25,615	21,188
Depreciation and amortization	2,660	2,407	4,996	4,846
Total costs and expenses	36,392	35,558	67,718	68,055
Loss from operations	(5,270)	(2,816)	(14,634)	(9,828)
Other expense (income):
Interest expense (income), net	20	(8)	20	(46)
Loss before income taxes	(5,290)	(2,808)	(14,654)	(9,782)
Income tax benefit	(1,162)	(2,001)	(3,128)	(3,800)
Net loss	$(4,128)	$(807)	$(11,526)	$(5,982)

See accompanying Notes to Condensed Consolidated Financial Statements

CM PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(Unaudited)

(amounts in thousands)

	CM Partners,
	LLC Members’	Accumulated
	Interests	Deficit	Total
Balance at December 31, 2019	273,573	(105,756)	167,817
Net loss	—	(5,175)	(5,175)
Balance at March 31, 2020	$273,573	$(110,931)	$162,642
Net loss	—	(807)	(807)
Balance at June 30, 2020	$273,573	$(111,738)	$161,835

	CM Partners,
	LLC Members’	Accumulated
	Interests	Deficit	Total
Balance at December 31, 2020	273,573	(112,746)	160,827
Net loss	—	(7,398)	(7,398)
Balance at March 31, 2021	$273,573	$(120,144)	$153,429
Net loss	—	(4,128)	(4,128)
Balance at June 30, 2021	$273,573	$(124,272)	$149,301

See accompanying Notes to Condensed Consolidated Financial Statements

CM PARTNERS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(amounts in thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(11,526)	$(5,982)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,996	4,846
Provision for doubtful accounts	143	(171)
Deferred taxes	(3,221)	(3,004)
Changes in operating assets and liabilities:
Accounts receivable	(1,401)	9,683
Prepaid expenses and other current assets	(7,107)	(5,319)
Other assets	3,099	7,844
Accounts payable	247	(702)
Accrued liabilities and other current liabilities	4,471	1,309
Deferred revenue	4,068	(15,953)
Long-term incentive plan, noncurrent	(1,895)	(1,170)
Other liabilities	(331)	3,313
Net cash used in operating activities	(8,457)	(5,306)
Cash flows from investing activities
Purchase of property and equipment	(128)	(105)
Capitalized software and development costs	(911)	(467)
Net cash used in investing activities	(1,039)	(572)
Cash flows from financing activities
Distributions to parent	—	(5,000)
Proceeds from promissory notes	5,000	—
Net cash provided by (used in) financing activities	5,000	(5,000)
Net decrease in cash and restricted cash	(4,496)	(10,878)

Cash and restricted cash
Beginning of period	10,249	27,573
End of period	$5,753	$16,695

See accompanying Notes to Condensed Consolidated Financial Statements

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

1.Description of Business

CM Partners, LLC and Subsidiaries (“Complex” or “Company”) is a leading global youth entertainment network in the pop culture categories including streetwear and style, food, music, sneakers and sports. The brands, channels and sites include: “Complex”, “First We Feast”, “Sole Collector”, “Pigeons & Planes”, Complex SHOP, ComplexCon and ComplexLand. Complex ranks as one of the leading entertainment verticals amongst streaming entities in the United States. The Company has established a premium video publisher for the demographic of men between the ages of 18 to 34, with popular video series such as Hot Ones, Sneaker Shopping, Full Size Run, The Burger Show, Sneakerheads and QB1.

2.Summary of Significant Accounting Policies

Basis of Presentation

The Company’s condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the accounts of the Company.All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Condensed Interim Financial Statements

These Condensed Consolidated Financial Statements are unaudited; however, in the opinion of management, they reflect all adjustments consisting only of normal recurring adjustments necessary to state fairly the financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP applicable to interim periods. The results of operations for the interim periods presented are not necessarily indicative of results for the full year or future periods. These Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements as of December 31, 2020 and notes thereto. The December 31, 2020 balance sheet data was derived from audited Consolidated Financial Statements as of that date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements. The Company evaluates its estimates on an on-going basis, including, but not limited to, those related to collectability of accounts receivable, valuation of long-lived assets, including goodwill and definite-lived intangible assets, and their associated estimated useful lives, litigation, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The COVID-19 pandemic has negatively impacted the macroeconomic environment in the United States and globally, as well as the Company’s business, financial condition and results of operations. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the Company’s estimates, particularly those that require consideration of forecasted financial information. The magnitude of the impact will depend on numerous evolving factors that the Company may not be able to accurately predict or control, including the duration and extent of the pandemic, the impact of federal, state and local governmental actions, consumer behavior in response to the pandemic and such governmental actions, and the economic and operating conditions that the Company may face in the aftermath of COVID-19.

Fair Value Measurements

Certain financial instruments are required to be recorded at fair value. Other financial instruments, including cash and restricted cash, are recorded at cost, which approximates fair value. Additionally, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short-term nature of these financial instruments.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the Condensed Consolidated Balance Sheets that aggregates to the total of the same amounts shown in the Condensed Consolidated Statements of Cash Flows:

	June 30,	December 31,
	2021	2020
Cash	$5,753	$7,249
Restricted cash	—	3,000
Total cash and restricted cash	$5,753	$10,249

Restricted cash of $3,000, as of December 31, 2020, was contractually designated as collateral for the Company’s line of credit. This line of credit was cancelled during the three months ended June 30, 2021 (see Note 6 - Revolving Loans), and as a result, the cash that collateralized the line of credit is no longer restricted.

Accounts Receivable

Accounts receivable are recorded at net realizable value, consisting of the carrying amount less the allowance for uncollectible accounts, as needed. The Company grants credit terms in the normal course of business to its customers. Trade credit is extended based upon periodically updated evaluations of each customer’s ability to perform its payment obligations. The Company determines its allowance for uncollectible accounts receivable based on a combination of factors including an evaluation of the age of accounts receivable, historical trends, and analyses of specific risks that may impair a specific customer’s ability to meet its financial obligations. Bad debt expense was $75 and $150 for the three and six months ended June 30, 2021, and $72 and $158 for the three and six months ended June 30, 2020, respectively.

Property and Equipment

The Company records property and equipment at historical cost. Additions or improvements which extend the useful life of an asset or increase its productive capacity are capitalized. Repairs and maintenance costs that do not extend the useful life or enhance the productive capacity of an asset are expensed as incurred. Upon retirement or disposal of property and equipment, the Company derecognizes the cost and accumulated depreciation balance associated with the asset, with a resulting gain or loss from disposal included in the determination of net income or loss. Depreciation is computed using the straight-line method based upon the estimated useful life of the respective assets, ranging from three to five years. Leasehold improvements are amortized using the straight-line method over either the term of the lease or five years, whichever period is shorter. Property and equipment, net as of June 30, 2021 and December 31, 2020 was $336 and $400, respectively. These amounts are recorded within Other assets on the Condensed Consolidated Balance Sheets.

Content Rights

Content rights principally consist of scripted and unscripted episodic shows, game shows, short-form videos and podcasts. Content aired on the Company’s website and digital content offerings is internally produced, with the Company maintaining all of the rights to the produced content. All content is classified as produced and none is currently licensed from third-parties or co-produced.

Costs of produced content consist of development costs, direct production costs, certain production overhead costs, and other related production costs. The cost of produced content is capitalized when the cost is known or reasonably determinable. The Company pays in advance of delivery for episodic shows, game shows, short-form videos and podcasts.

Amortization expense for each period is recognized based on the revenue forecast model, which approximates the proportion that estimated distribution and advertising revenues for the current period represent in relation to the estimated remaining total lifetime revenues. Judgment is required to determine the useful lives and amortization patterns of the Company’s content rights.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

Critical assumptions used in determining content amortization include: (i) the grouping of content with similar characteristics, (ii) the application of a quantitative revenue forecast model based on the adequacy of historical data, (iii) determining the appropriate historical periods to utilize and the relative weighting of those historical periods in the forecast model, (iv) assessing the accuracy of the Company's forecasts and (v) incorporating secondary streams. The Company then considers the appropriate application of the quantitative assessment given forecasted content use, expected content investment and market trends. Content use and future revenues may differ from estimates based on changes in expectations related to market acceptance. Accordingly, the Company continually reviews its estimates and planned usage and revises its assumptions if necessary. As part of the Company's assessment of its amortization rates, the Company compares the calculated amortization rates to those that have been utilized during the year. If the calculated rates do not deviate materially from the applied amortization rates, no adjustment is recorded. Any material adjustments from the Company’s review of the amortization rates are applied prospectively in the period of the change.

Capitalized content costs are stated at the lower of cost less accumulated amortization or fair value. Content rights are predominantly monetized on their own with the exception of two shows that are monetized as a group. For content rights that are predominantly monetized within film groups, the Company evaluates the fair value of content in aggregate at the group level by considering expected future revenue generation typically by using a discounted cash flow analysis when an event or change in circumstances indicates a change in the expected usefulness of the content or that the fair value may be less than unamortized costs. Estimates of future revenues consider historical airing patterns and future plans for airing content, including any changes in strategy. Given the significant estimates and judgments involved, actual demand or market conditions may be less favorable than those projected, requiring a write-down to fair value. Programming and development costs for programs that the Company has determined will not be produced, are fully expensed in the period the determination is made. Beginning in 2021, content rights are classified as a current or noncurrent asset within Prepaid expenses and other current assets and Other assets, respectively, based on the expected timing of amortization. All content that is expected to be amortized within the next 12 months is classified as current.

The Company applies an accelerated method for amortizing produced content that is monetized as a film group over an estimated useful life of three to four years. For produced content that is monetized individually, the Company applies a straight-line amortization method over an estimated useful life of four months. Both methods align amortization with the timing of revenue recognition. Amortization of capitalized costs for produced content begins when a program has been aired.

Capitalized Software

Capitalized software includes the costs of externally purchased software, acquired developed technology, internally developed software, systems designated for internal-use only, and website development costs. The capitalized costs include external direct costs for services and costs for employees directly associated with developing internal-use software and systems. Such costs are amortized on a straight-line basis over their useful lives, which range from 18 months to three years. Capitalized software, net as of June 30, 2021 and December 31, 2020 was $1,361 and $862, respectively. These amounts are recorded within Other assets on the Condensed Consolidated Balance Sheets.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which consist primarily of property and equipment and definite-lived intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When an indicator arises that suggests the carrying value of the asset may not be recoverable, the Company compares the carrying value of the asset to the undiscounted future cash flows which are expected to be generated from the asset. If an asset does not pass the recoverability assessment, the impairment to be recognized is measured as the amount by which the carrying value of the asset exceeds its fair value.

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired in a business combination. The Company evaluates goodwill for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. For all periods presented, management concluded there to be a single reporting unit structure.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

The Company’s annual goodwill impairment test is based on either a qualitative or quantitative assessment and is designed to determine whether management believes it is more likely than not that the fair value of the Company’s single reporting unit exceeds its carrying value.

In testing for goodwill impairment, management first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than it is carrying amount. If, after assessing the totality of events or circumstances, management determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, additional impairment testing is not required. However, if management concludes otherwise, a quantitative assessment is performed.

A quantitative assessment is a comparison of the carrying value of the reporting unit against the fair value of the reporting unit. If the reporting unit’s carrying value exceeds its fair value, an impairment loss equal to the difference between the carrying value of the reporting unit and its fair value is recorded against goodwill.

Cost of Revenue

Cost of revenue primarily includes amounts owed to represented online properties, content development and production costs, content rights, event-related expenses, and website operating expenses. The Company develops and produces content in various formats to support its brands. The content is published on the Company’s owned and operated websites as well as through third-party video platforms where ads are sold.

Advertising Costs

Advertising, public relations and marketing costs are expensed as incurred. These expenses were $24 and $79 for the three and six months ended June 30, 2021, and $387 and $455 for the three and six months ended June 30, 2020, respectively.

Concentration of Credit Risk and Major Customers

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade receivables. The Company maintains its cash in accounts at financial institutions that, at times, may exceed federally insured limits. The cash balances in these financial institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250.

The Company provides media and advertising placement services to clients who operate in a variety of industry sectors. The Company extends credit to qualified clients in the ordinary course of its business and does not obtain nor require collateral as a general policy. Approximately 9% and 7% at June 30, 2021 and 14% and 7% at December 31, 2020 of total accounts receivable was represented by two large advertising agencies, respectively. To the extent the Company is unable to collect on an advertising agency accounts receivable, it may make a claim directly with the advertiser.

Revenue generated based on a content licensing agreement with Verizon amounted to $11,809 and $16,275 for the three and six months ended June 30, 2020, respectively. No revenue was generated from the content licensing agreement with Verizon during the three or six months ended June 30, 2021. See Note 9 - Related Parties for further detail.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets if, in the opinion of management, it is more likely than not that a tax benefit will not be realized.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

The Company evaluates uncertain tax positions taken or expected to be taken on tax returns for recognition, measurement, presentation, and disclosure in its financial statements. The Company has recorded an accrued liability for an uncertain tax position on its balance sheets for certain tax filing requirements. If an income tax position exceeds a 50% probability of success upon tax audit, based solely on the technical merits of the position, the Company recognizes an income tax benefit in its financial statements. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The liability associated with an unrecognized tax benefit is classified as a short-term liability. Interest and penalties related to income tax matters are recorded as a component of income tax expense.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Reclassifications

Certain prior year amounts included in the Condensed Consolidated Financial Statements have been reclassified to conform to the current year presentation including Property and equipment, net, and Capitalized software, net, being included in Other assets on the Condensed Consolidated Balance Sheets with no impact to previously reported net income, total assets, total liabilities or cash flows.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”), which aligns the accounting for capitalizing production costs of episodic television series with the guidance for films. As a result, the capitalization of costs incurred to produce episodic television series will no longer be limited to the amount of revenue contracted in the initial market until persuasive evidence of a secondary market exists. In addition, this guidance requires an entity to test for impairment of films or television series on a title-by-title basis or together with other films and series as part of a group, based on the predominant monetization strategy of the film or series. Further, this guidance requires that an entity reassess estimates of the use of a film or series in a film group and account for changes, if any, prospectively. In addition, this guidance eliminates existing balance sheet classification guidance and adds new disclosure requirements relating to costs for acquired and produced television series. The amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and should be applied prospectively. Under a prospective transition, an entity should apply the amendments at the beginning of the period that includes the adoption date. The Company adopted ASU 2019-02 in the first quarter of 2021 and as such has included all content rights in “Prepaid expenses and other current assets” and “Other assets” on its Condensed Consolidated Balance Sheet, beginning with the period of adoption. There was no material impact upon adoption to the Condensed Consolidated Statements of Operations or the Condensed Consolidated Statements of Cash Flows. See Note 4 – Content Rights.

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). This ASU requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset for the lease term and a liability to make lease payments. For leases with a lease term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize a right-of-use asset or lease liability. A lessee making this accounting policy election would recognize lease expense over the term of the lease, generally in a straight-line pattern. In transition, a lessee and a lessor will recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients. These practical expedients relate to identifying and classifying leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. ASU 2018-11 was issued in June 2018 which also permits entities to choose to initially apply ASU 2016-02 at the adoption date

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

and recognize a cumulative-effect adjustment to the opening balance of net assets in the period of adoption. The ASU will also require additional note disclosures regarding other key information from leasing arrangements. ASU 2016-02, as amended by ASUs 2019-10 and 2020-05, will be effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of adoption on its Condensed Consolidated Financial Statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments from an incurred loss model to an expected loss model. Entities will be required to estimate credit losses over the entire contractual term of an instrument. The ASU includes financial assets recorded at amortized cost basis such as loan receivables, trade and certain other receivables as well as certain off-balance sheet credit exposures such as loan commitments and financial guarantees. The ASU does not apply to financial assets measured at fair value, and loans and receivables between entities under common control. An entity must apply the amendments in the ASU through a cumulative-effect adjustment to net assets as of the beginning of the first reporting period in which the guidance is effective except for certain exclusions. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the statements of operations. This guidance, as amended by ASU 2019-10, Financial Instruments – Credit Losses, Derivatives and Hedging, and Leases: Effective Dates, is effective for the Company for interim and annual periods beginning after December 15, 2022. The Company is currently evaluating the effects of the new guidance on its Condensed Consolidated Financial Statements but does not expect the impact from this standard to be material.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Topic 350), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which requires hosting arrangements that are service contracts to follow the guidance for internal-use software to determine which implementation costs can be capitalized. For the Company, amendments in this Update are effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. The Company does not expect the adoption of this guidance to have a material impact on its Condensed Consolidated Financial Statements, including accounting policies, processes, and systems.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. ASU 2019-12 removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. For the Company, the amendments of the update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect the adoption of this guidance to have a material impact on its Condensed Consolidated Financial Statements, including accounting policies, processes, and systems.

3.Revenue

Disaggregated Revenue

The Company’s revenues are derived from Advertising, Content, and E-Commerce and Other. The following table presents the Company’s revenues disaggregated by revenue source.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Advertising	$14,559	$8,317	$26,117	$19,376
Content Distribution	12,604	23,714	22,311	37,568
E-Commerce & Other	3,959	711	4,656	1,283
Total Revenue	$31,122	$32,742	$53,084	$58,227

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

The following table disaggregates the Company’s revenue by type of recognition for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue from performance obligations over time	$8,295	$12,583	$15,383	21,558
Revenue from performance obligations at point-in-time	22,827	20,159	37,701	36,669
Total Revenue	$31,122	$32,742	$53,084	58,227

Contract Balances

Contract assets primarily represent capitalized costs related to the production of content for which revenue has yet to be recognized (“Content rights”). Content rights are classified as Prepaid expenses and other current assets and Other assets in the Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020.

Customer contracts may entitle the Company to invoice or receive payment in advance of the delivery of services. At each reporting period, to the extent that customer contract billings exceed revenue recognized on such contracts, these contract liabilities are presented as Deferred revenue on the Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020. Refer below for the significant changes in the deferred revenue balances.

Contract balances consisted of the following opening and closing balances as of:

	June 30,	December 31,
	2021	2020
Accounts receivable:
Accounts receivable, net of allowances	$36,053	$34,795

Contract assets:
Contract rights	$2,603	$1,135

Contract liabilities:
Deferred revenue (current)	$11,170	$7,102
Deferred revenue (noncurrent)	$—	$650

Deferred revenue is classified as $11,170 current and $0 noncurrent as of June 30, 2021, and $7,102 current and $650 noncurrent within Other liabilities as of December 31, 2020, respectively. Approximately 100% of Deferred revenue is expected to be earned within one year of the Condensed Consolidated Balance Sheet as of June 30, 2021. Approximately 92% of Deferred revenue was expected to be realized within one year of the Condensed Consolidated Balance Sheet as of December 31, 2020. Historically, the Company’s Deferred revenue balances were driven by a licensing agreement entered into with an entity controlled by Verizon.See Note 9 – Related Parties.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

4.Content Rights

The table below presents the components of content rights.

June 30,
2021
Film Group Monetization
Released	$1,091
In production	533
Individual Monetization
Released	8,200
In production	760
Total content rights	$10,584
Less: current portion	10,167
Total noncurrent content rights	$417

Content rights of $2,176 were recorded within Other assets on the Condensed Consolidated Balance Sheets as of December 31, 2020. The December 31, 2020 balance was accounted for under ASC 926 prior to the adoption of ASU 2019-02, which the Company adopted as of January 1, 2021.

The following table presents amortization expense of produced content costs for the three and six months ended June 30, 2021, disaggregated by predominent monetization strategy:

	Three Months Ended	Six Months Ended
	June 30, 2021	June 30, 2021
Individual monetization	$14,541	$23,943
Film group monetization	428	979
Total amortization	$14,969	$24,922

5.Accrued Expenses & Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
Accrued production costs	$10,814	$7,016
Web partner fees	6,431	7,365
Accrued bonus	2,959	3,040
Payroll, payroll taxes and fringe benefits	2,960	2,912
Long-term incentive plan, current	3,150	1,300
Other current liabilities	991	1,201
Accrued expenses and other current liabilities	$27,305	$22,834

Long-Term Incentive Plans

The Company maintains a Long-Term Incentive Plan (“LTIP”) for certain executives as approved by the Company’s Board of Directors. Awards are cash-based and typically granted under the LTIP annually. Each award vests over a three-year period from the grant date. Vesting criteria for awards include both an individual service-based component and a performance-based component that is based on the Company’s achievement of certain financial metrics. The Company records expense for the service-based component ratably over the three-year term. For the performance-based component, the Company records expense based on management’s estimate of the Company’s achievement against the defined financial metrics. Management’s estimate is updated, and expense is adjusted, as deemed necessary, each reporting period.

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

As of June 30, 2021, and December 31, 2020, the total liability related to the LTIP awards was $3,723 and $3,768, respectively. The Company incurred $609 and $1,256 of expense related to the LTIP awards, for the three and six months ended June 30, 2021, respectively, and $0 and $124 for the three and six months ended June 30, 2020, respectively, classified within Employee related costs on the Condensed Consolidated Statements of Operations.

6.Revolving Loans

The Company maintained a revolving loan (“Initial Revolving Loan”) with a financial institution, whereby the lender committed to providing the Company with up to $15,000 in revolving loans based on eligible accounts receivable, as defined in the agreement. The Initial Revolving Loan bore interest on outstanding borrowings at the greater of the prime rate plus 0.5% or 3.75%. The Company did not draw down on this revolver and had no outstanding borrowings as of December 31, 2019. The Initial Revolving Loan contained certain financial and non-financial covenants, including a minimum EBITDA requirement that was measured quarterly against a year-to-date minimum EBITDA level, as defined, and a quick ratio, which was a ratio of unrestricted cash to current liabilities.

On November 8, 2019, the Company entered into a revolving loan (“2019 Revolving Loan”) with another financial institution. The lender in the 2019 Revolving Loan agreement committed to providing the Company with up to $7,500 in revolving loans. In conjunction with the 2019 Revolving Loan, the Company contractually designated a deposit account with the financial institution as collateral for the revolving loan. The Company transferred the $7,500 of required collateral into the designated deposit account in January 2020. The 2019 Revolving Loan bears interest on outstanding borrowings at the greater of the prime rate plus 1.5%, or 3.5%, and does not contain any financial or non-financial covenants. On November 3, 2020, the Company renewed the 2019 Revolving Loan, and reduced the available line of credit to up to $3,000. As a result, the balance in the deposit account designated as collateral was reduced to $3,000, which is reflected as restricted cash as of December 31, 2020. The Company has not drawn down on this revolver at any time and had no outstanding borrowings as of December 31, 2020. During the three months ended June 30, 2021, the 2019 Revolving Loan was cancelled, and as a result, the entire restricted cash balance was unrestricted as of June 30, 2021.

On September 2, 2020, the Company entered into promissory notes (“2020 Promissory Notes”) with entities controlled by Verizon and Hearst, respectively (collectively “the Lenders”), whereby the Company may borrow up to $10,000 from the Lenders, with a maximum of $5,000 from each lender, over the term. The 2020 Promissory Notes bear interest at 3.0% on outstanding principal amounts, which accrues and is payable at each annual period through the maturity date of September 2, 2022. The 2020 Promissory Notes contain certain non-financial covenants that restrict the Company from spending or borrowing outside of pre-approved limits, to the extent that amounts remain outstanding under the note. On May 7, 2021, the Company elected to borrow $5,000, a portion of their 2020 Promissory Notes, with $2,500 being received from Verizon and from Hearst, respectively. The outstanding borrowings of the 2020 Promissory Notes were $5,000 and $0 as of June 30, 2021 and December 31, 2020, respectively.

7.Income Taxes

For the three and six months ended June 30, 2021, the Company reported an income tax benefit of $1.2 million and $3.1 million, respectively, representing an effective tax rate of 21.75% and 21.33%, respectively. The difference in the statutory tax rate and the effective tax rate for the three and six months ended June 30, 2021 is primarily attributable to the income tax benefit associated with the current year federal and state generated and forecasted losses partially offset by permanent differences and state taxes.

For the three and six months ended June 30, 2020, the Company reported an income tax benefit of $2.0 million and $3.8 million, respectively, representing an effective tax rate of 25.51% and 25.86%, respectively. The difference in the statutory tax rate and the effective tax rate for the three and six months ended June 30, 2020 is primarily attributable to the income tax benefit associated with the federal and state generated and forecasted losses.

8.Members’ Interests

The Company was formed on April 8, 2016 as an LLC by Verizon. Pursuant to an amended and restated LLC agreement dated April 15, 2016 (“LLC agreement”), Hearst was admitted as a 50% member. Verizon and Hearst are collectively referred to as the “Members”. In accordance with the LLC agreement, the debts, obligations and liabilities of the Company shall solely be the debts,

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

obligations and liabilities of the Company. None of the Members shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being one of the Members or acting as an officer of the Company. The LLC does not maintain separate accounts for the Members and all distributions (either return of capital or profits) are to be distributed on a pro rata basis in accordance with the member’s percentage interests.

9.Related Parties

In July 2016, the Company entered into a licensing agreement with an entity controlled by Verizon (“go90 agreement”). Under the go90 agreement, the Company produced and licensed original content for an exclusive license period. The Company recorded $11,809 and $16,275 of revenue from the go90 agreement during the three and six months ended June 30, 2020, respectively. The Company did not record any revenue from the go90 agreement during the three and six months ended June 30, 2021. No amounts related to the go90 agreement were due from Verizon as of June 30, 2021 and December 31, 2020.

On September 2, 2020, the Company entered into promissory notes (“2020 Promissory Notes”) with entities controlled by Verizon and Hearst, whereby the Company may borrow up to $10,000, with a maximum of $5,000 from each lender, over the term. The terms of the 2020 Promissory Notes are described within Note 6 – Revolving Loans.

In addition, the Company is a lessee under two operating lease agreements with Verizon (Note 10 – Commitments and Contingencies) and is a customer of Verizon with respect to certain production and telecommunications services.

10.Commitments and Contingencies

Legal Proceedings

The Company is subject to various claims and legal matters that arise in the normal course of its business. These include disputes or potential disputes related to breach of contract, tort, employment-related claims, tax claims, statutory, and other matters. The Company’s management currently believes that resolution of any outstanding legal matters will not have a material adverse effect on the Company’s financial position or results of operations. However, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of these matters could have a material adverse impact on the Company’s financial position and results of operations in the period in which any such effects are recorded. The Company is not a party to any material litigation and does not have contingency reserves established for any litigation liabilities as of June 30, 2021 and December 31, 2020.

Exit or Disposal Activities

The Company’s leased properties in Nashville, TN and Sherman Oaks, CA were abandoned. As a result, the Company recognized an exit obligation charge and related exit obligation liability on the cease-use date (August 2018), in accordance with ASC 420, Exit or Disposal Cost Obligations. A summary of the exit liability and related activity for the periods presented is as follows:

Exit cost obligation at December 31, 2020	$402
Q1 Accretion	15
Q1 Payments	(89)
Exit cost obligation at March 31, 2021	328
Q2 Accretion	10
Q2Payments	(89)
Exit cost obligation at June 30, 2021	$249

CM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(amounts in thousands)

Exit cost obligation at December 31, 2019	$686
Q1 Accretion	20
Q1 Payments	(86)
Exit cost obligation at March 31, 2020	620
Q2 Accretion	17
Q2 Payments	(86)
Exit cost obligation at June 30, 2020	$551

The exit liability is included within Accrued expenses and other current liabilities (current portion) and Other liabilities (non-current portion) on the Condensed Consolidated Balance Sheets. The charges, recorded as General and administrative expenses, primarily included the present value of the remaining lease obligation on the cease use date, net of estimated sublease income. The total cost expected to be incurred for this exit obligation is $1,362, which includes the $1,073 in exit costs fully recorded at the cease-use date and $289 of total accretion expense. Changes to the estimated sublease income, including actual contracted sublease income, may result in incremental lease exit charge activity in the period determined.

Leases

The accompanying Condensed Consolidated Financial Statements reflect rent expense on a straight-line basis over the terms of the Company’s operating leases. Rent expense charged to the Condensed Consolidated Statements of Operations was $1,534 and $3,066 for the three and six months ended June 30, 2021, respectively, and $1,654 and $3,321 for the three and six months ended June 30, 2020, respectively. In May of 2021, the Company’s operating lease in Los Angeles, CA reached the end of its term and was not renewed. The Company is a lessee under a separate operating lease agreement with a related party, Verizon, and the leased property is located in New York, NY. The lease contains an initial term of 5 ½ years and is the only material lease maintained by the Company as of June 30, 2021.

11.Employee Benefit Plan

The Company has a Safe Harbor 401(k) plan under which eligible employees may contribute a percentage of their annual compensation subject to limitations set by the Internal Revenue Code. Contributions by the Company to the plan were $276 and $671 for the three and six months ended June 30, 2021, and $225 and $466 for the three and six months ended June 30, 2020, respectively.

12.Subsequent Events

The Company has evaluated subsequent events through September 8, 2021, which is the date the Condensed Consolidated Financial Statements were available to be issued and has concluded that no such events or transactions took place that would require adjustment to or further disclosure within the accompanying condensed Consolidated Financial Statements.

Report of Independent Auditors

To the Board of Directors and Management of CM Partners, LLC

We have audited the accompanying consolidated financial statements of CM Partners, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, of changes in members’ equity and of cash flows for each of the three years in the period ended December 31, 2020.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CM Partners, LLC and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for goodwill in 2020 and the manner in which it accounts for revenue in 2019. Our opinion is not modified with respect to these matters.

/s/PricewaterhouseCoopers LLP

New York, New York

February 26, 2021

CM PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(amounts in thousands)

	December 31,
	2020	2019
Assets
Current assets
Cash	$7,249	$27,573
Restricted cash	3,000	—
Accounts receivable, net of allowance for doubtful accounts of $394 and $354, respectively	34,795	38,375
Prepaid expenses and other current assets	5,842	2,630
Total current assets	50,886	68,578
Property and equipment, net	400	862
Capitalized software, net	862	265
Intangible assets, net	68,015	76,789
Goodwill, net	83,956	83,956
Other assets	3,548	7,872
Total assets	$207,667	$238,322
Liabilities and Members’ Equity
Current liabilities
Accounts payable	$3,403	$3,029
Accrued expenses and other current liabilities	22,834	16,880
Deferred revenue	7,102	27,544
Dividend payable	—	5,000
Total current liabilities	33,339	52,453
Deferred tax liabilities	10,125	12,579
Long-term incentive plan, noncurrent	2,468	2,161
Other liabilities	908	3,312
Total liabilities	46,840	70,505
Commitments and contingencies (Note 14)
Members’ equity
CM Partners, LLC members’ interests	273,573	273,573
Accumulated deficit	(112,746)	(105,756)
Total members’ equity	160,827	167,817
Total liabilities and members’ equity	$207,667	$238,322

See accompanying Notes to Consolidated Financial Statements

CM PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands)

	Year Ended December 31,
	2020	2019	2018
Revenue (including related party revenue of $25,289, $54,713, and $95,696, respectively)	$125,044	$161,971	$196,789
Costs and expenses
Cost of revenue	65,428	81,729	95,574
Selling and marketing	2,678	3,098	1,678
General and administrative	13,377	10,836	13,877
Employee related costs	43,992	42,793	49,335
Depreciation and amortization	9,684	11,509	12,152
Goodwill impairment charge	—	—	112,693
Total costs and expenses	135,159	149,965	285,309
(Loss) income from operations	(10,115)	12,006	(88,520)
Other (income) expense
Loss on disposal of assets	—	840	—
Gain on sale of business	—	—	(1,266)
Interest income	(48)	(269)	—
(Loss) income before income taxes	(10,067)	11,435	(87,254)
(Benefit) provision for income taxes	(3,077)	3,236	5,108
Net (loss) income	$(6,990)	$8,199	$(92,362)

See accompanying Notes to Consolidated Financial Statements

CM PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(amounts in thousands)

	CM Partners,
	LLC Members’	Accumulated
	Interests	Deficit	Total
Balance at December 31, 2017	315,224	(3,279)	311,945
Distribution to members	(31,651)	—	(31,651)
Net loss	—	(92,362)	(92,362)
Balance at December 31, 2018	283,573	(95,641)	187,932
Cumulative effect of change in accounting principle (Note 2)	—	(18,314)	(18,314)
Opening Balance at January 1, 2019	$283,573	$(113,955)	$169,618
Distribution to members	(10,000)	—	(10,000)
Net income	—	8,199	8,199
Balance at December 31, 2019	273,573	(105,756)	167,817
Net loss	—	(6,990)	(6,990)
Balance at December 31, 2020	$273,573	$(112,746)	$160,827

See accompanying Notes to Consolidated Financial Statements

CM PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net (loss) income	$(6,990)	$8,199	$(92,362)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Amortization	9,114	10,091	10,315
Depreciation	570	1,418	1,837
Provision for doubtful accounts	373	164	393
Deferred taxes	(2,454)	2,058	4,545
Gain on sale of business	—	—	(1,266)
Loss on disposal of assets	—	840	—
Goodwill impairment charge	—	—	112,693
Changes in operating assets and liabilities:
Accounts receivable	3,206	(2,589)	11,238
Prepaid expenses and other current assets	285	(1,857)	4,996
Other assets	828	4,949	893
Accounts payable	373	20	(1,693)
Accrued liabilities and other current liabilities	5,954	(2,536)	(3,349)
Deferred revenue	(20,442)	(47,465)	23,429
Long-term incentive plan, noncurrent	307	1,056	1,105
Other liabilities	(2,403)	2,598	707
Net cash (used in) provided by operating activities	(11,279)	(23,054)	73,481
Cash flows from investing activities
Purchase of property and equipment	(106)	(224)	(428)
Proceeds from sale of property and equipment	—	—	72
Capitalized software and development costs	(927)	(781)	(572)
Purchase of domain name	(12)	—	—
Proceeds from sale of business	—	—	2,570
Net cash (used in) provided by investing activities	(1,045)	(1,005)	1,642
Cash flows from financing activities
Distributions to parent	(5,000)	(5,000)	(58,914)
Net cash used in financing activities	(5,000)	(5,000)	(58,914)
Net (decrease) increase in cash and restricted cash	(17,324)	(29,059)	16,209
Cash and restricted cash
Beginning of year	27,573	56,632	40,423
End of year	$10,249	$27,573	$56,632
Supplemental disclosures:
Cash paid (received) during the fiscal year for:
Income taxes, net of (refunds)	$(970)	$2,856	$(421)
Supplemental disclosures of non-cash financing activity:
Distributions declared but not paid	$—	$5,000	$—

See accompanying Notes to Consolidated Financial Statements

1.	Organization and Nature of Business

CM Partners, LLC (the “Company”) was formed on April 8, 2016 as a Delaware limited liability company (“LLC”) by an entity controlled by Verizon Communications, Inc. (“Verizon”). Pursuant to an amended and restated limited liability company agreement dated April 15, 2016, a subsidiary of The Hearst Corporation (“Hearst”) was admitted as a 50% member. Verizon and Hearst are collectively referred to as the “Members”.

The Company was formed for the purpose of acquiring 100% of Complex Media, Inc. (“Complex”). Complex was incorporated on November 24, 2009 and is a publisher of original online media content targeting Millennial and Gen Z consumers. It owns, operates, and provides a network of interactive services and applications. Complex’s brands, channels and sites include: “Complex”, “First We Feast”, “Sole Collector”, “Pigeons & Planes”, ComplexShop, ComplexCon and ComplexLand. Each of the Members made an equal contribution to the Company to fund the purchase of Complex. A portion of Hearst’s contribution was in the form of previously owned shares of Complex.

Effective July 19, 2016, pursuant to an agreement of plan and merger (the “Acquisition”), Complex was acquired by Rhino Merger Sub, Inc., an entity wholly owned by the Company. Concurrent with the closing of the acquisition, Rhino Merger Sub, Inc. was merged with and into Complex, with Complex serving as the successor and surviving entity and wholly owned subsidiary of the Company.

Effective February 14, 2018, the Company entered into an asset purchase agreement as the Seller, to sell the rights, title and interest to tangible and intangible property of Collider.com.

Effective August 31, 2018, an agreement and plan of merger was made and entered into by and between Verizon Hearst Media Partners, LLC (“VHMP”), Complex, and the Company to merge VHMP, a sister entity held under common control, with and into Complex, and subsequently dissolve VHMP. As this transaction merged VHMP into Complex, an adjustment was made to the opening balance in the consolidated statements of changes in members’ equity. As these were entities under common control, the accounting date for the transaction was the beginning of the earliest period presented. Accordingly, the consolidated financial statements represent the merged consolidated balance sheets as of December 31, 2020 and 2019, and the merged operations, changes in members’ equity and cash flows for the years ended December 31, 2020, 2019 and 2018.

2.Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and Complex. All intercompany balances and transactions have been eliminated in consolidation.

h)Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements. The Company evaluates its estimates on an on-going basis, including, but not limited to, those related to collectability of accounts receivable, valuation of long-lived assets, including goodwill and definite-lived intangible assets, and their associated estimated useful lives, litigation, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The COVID-19 pandemic has negatively impacted the macroeconomic environment in the United States and globally, as well as our business, financial condition and results of operations. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the Company’s estimates, particularly those that require consideration of forecasted financial information. The magnitude of the impact will depend on numerous evolving factors that the Company may not be able to accurately predict or control, including the duration and extent of the pandemic, the impact of federal, state and local governmental actions, consumer behavior in response to the pandemic and such governmental actions, and the economic and operating conditions that the Company may face in the aftermath of COVID-19.

Fair Value Measurements

Certain financial instruments are required to be recorded at fair value. Other financial instruments, including cash and restricted cash, are recorded at cost, which approximates fair value. Additionally, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short-term nature of these financial instruments.

Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that aggregates to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31,
	2020	2019
Cash	$7,249	$27,573
Restricted cash	3,000	—
Total cash and restricted cash	$10,249	$27,573

Restricted cash of $3,000, as of December 31, 2020, was contractually designated as collateral for the Company’s line of credit. This line of credit is further described in Note 9 - Revolving Loans.

Accounts Receivable

Accounts receivable are recorded at net realizable value, consisting of the carrying amount less the allowance for uncollectible accounts, as needed. The Company grants credit terms in the normal course of business to its customers. Trade credit is extended based upon periodically updated evaluations of each customer’s ability to perform its payment obligations. The Company determines its allowance for uncollectible accounts receivable based on a combination of factors including an evaluation of the age of accounts receivable, historical trends, and analyses of specific risks that may impair a specific customer’s ability to meet its financial obligations. Bad debt expense for the years ended December 31, 2020, 2019 and 2018 was $373, $164, and $393, respectively.

Property and Equipment

The Company records property and equipment at historical cost. Additions or improvements which extend the useful life of an asset or increase its productive capacity are capitalized. Repairs and maintenance costs that do not extend the useful life or enhance the productive capacity of an asset are expensed as incurred. Upon retirement or disposal of property and equipment, the Company derecognizes the cost and accumulated depreciation balance associated with the asset, with a resulting gain or loss from disposal included in the determination of net income or loss. Depreciation is computed using the straight-line method based upon the estimated useful life of the respective assets, ranging from three to five years. Leasehold improvements are amortized using the straight-line method over either the term of the lease or five years, whichever period is shorter.

Capitalized Software

Capitalized software includes the costs of externally purchased software, acquired developed technology, internally developed software, systems designated for internal-use only, and website development costs. The capitalized costs include external direct costs for services and costs for employees directly associated with developing internal-use software and systems. Such costs are amortized on a straight-line basis over their useful lives, which range from 18 months to three years.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which consist primarily of property and equipment and definite-lived intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When an indicator arises that suggests the carrying value of the asset may not be recoverable, the Company compares the carrying value of the asset to the undiscounted future cash flows which are expected to be generated from the asset. If an asset does not pass the recoverability assessment, the impairment to be recognized is measured as the amount by which the carrying values of the asset exceeds its fair value.

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired in a business combination. In 2020, to conform with public company standards, the Company retrospectively adjusted the method for which it accounts for goodwill and no longer amortizes goodwill. The Company evaluates goodwill for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. For all periods presented, management concluded there to be a single reporting unit structure.

The Company’s annual goodwill impairment test is based on either a qualitative or quantitative assessment and is designed to determine whether management believes it is more likely than not that the fair value of the Company’s single reporting unit exceeds its carrying value.

In testing for goodwill impairment, management first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than it is carrying amount. If, after assessing the totality of events or circumstances, management determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, additional impairment testing is not required. However, if management concludes otherwise, a quantitative assessment is performed.

A quantitative assessment is a comparison of the carrying value of the reporting unit against the fair value of the reporting unit. If the reporting unit’s carrying value exceeds its fair value, an impairment loss equal to the difference between the carrying value of the reporting unit and its fair value is recorded against goodwill.

Concentration of Credit Risk and Major Customer

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade receivables. The Company maintains its cash in accounts at financial institutions that, at times, may exceed federally insured limits. The cash balances in these financial institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250.

The Company provides media and advertising placement services to clients who operate in a variety of industry sectors. The Company extends credit to qualified clients in the ordinary course of its business and does not obtain nor require collateral as a general policy. Approximately 14% and 7% at December 31, 2020 and 13% and 8% at December 31, 2019 of total accounts receivable was represented by two large advertising agencies, respectively. To the extent the Company is unable to collect on an advertising agency accounts receivable, it may make a claim directly with the advertiser.

Revenue generated based on a content licensing agreement with Verizon amounted to $25,289, $54,713 and $95,696 for the years ended December 31, 2020, 2019 and 2018, respectively. See Note 12 - Related Parties for further detail.

Revenue Recognition

Impact of Adoption of ASC 606

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606” or “ASC 606”). Topic 606 provides guidance on the recognition of revenues which provides a single, comprehensive revenue recognition model for all contracts with customers and supersedes most existing revenue recognition guidance. The main principle under this guidance is that an entity should recognize revenue at the amount it expects to be entitled to in exchange for the transfer of goods or services to customers. The Company identified the changes to its accounting policies and has expanded disclosures required under the new standard, including the disaggregation of revenue from contracts with customers into categories that depict how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company adopted the requirements of the new standard using the modified retrospective method, effective

January 1, 2019. The following table summarizes the impact of adoption on the consolidated financial statements as of and for the year ended December 31, 2019:

			Adjusted to
			exclude adoption
Balance Sheet	As reported	Adjustments	of ASC 606
Deferred revenue	27,544	(9,119)	18,425
Deferred tax liabilities	12,579	5,952	18,531
Accumulated deficit	(105,756)	(18,314)	(124,070)
Statement of Operations
Revenue	161,971	(15,145)	146,826
Net (loss) income	8,199	(15,145)	(6,946)
Statement of Changes In Members’ Equity
Net (loss) income	8,199	(15,145)	(6,946)
Accumulated deficit	(105,756)	(18,314)	(124,070)
Statement of Cash Flows
Net (loss) income	8,199	(15,145)	(6,946)
Deferred revenue	(47,465)	24,264	(23,201)

The impact above resulted from differences in the accounting under ASC 606 versus ASC 605, of a fee received in relation to the partial termination of a major licensing agreement with an entity controlled by Verizon, which took place in August 2018. See the “Related Parties” footnote for further detail.

Practical Expedients Applied

The Company expenses sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within Selling and marketing in the Consolidated Statements of Operations.

The Company does not disclose the value of remaining performance obligations not yet satisfied as of period end for contracts with an original expected duration of one year or less.

See Note 3 – Revenue for a more detailed description of the Company’s revenues and recognition policies.

i)Cost of Revenue

Cost of revenue primarily includes amounts owed to represented online properties, content development and production costs, content rights, event-related expenses, and website operating expenses. The Company develops and produces content in various formats to support its brands. The content is published on the Company’s owned and operated websites as well as through third-party video platforms where ads are sold. These content costs are expensed as incurred.

j)Content Rights

The Company’s content rights are primarily produced, with oversight by management, by third-party production companies. Based on the terms of the production agreements, the Company obtains ownership and/or distribution rights to the subject content. Capitalized costs relate mainly to funding made by the Company to the third-party producers for in-process productions. Content rights are fully amortized to cost of revenue on an episode-by-episode basis as the applicable revenue is recognized. For the years ended December 31, 2020, 2019 and 2018, amortization of content rights was $21,398, $30,042 and $29,138, respectively. Content rights of $2,176 and $7,129 are recorded within Other assets on the Consolidated Balance Sheets as of December 31, 2020 and 2019, respectively. The Company expects to amortize all content rights within one year of the balance sheet date. The Company’s content rights are presented as noncurrent assets in the accompanying balance sheets in accordance with the FASB’s ASC 926-20, Entertainment – Other Assets – Film Costs.

Content rights are stated at the lower of unamortized cost or estimated fair value on a content series basis. Management periodically reviews the usefulness of its content rights based on various factors, including expected future licensing revenue. No content impairment charges have been recognized during the periods presented.

Advertising Costs

Advertising, public relations and marketing costs are expensed as incurred. These expenses total $1,019, $491 and $1,702 for the years ended December 31, 2020, 2019 and 2018, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets if, in the opinion of management, it is more likely than not that a tax benefit will not be realized.

The Company evaluates uncertain tax positions taken or expected to be taken on tax returns for recognition, measurement, presentation, and disclosure in its financial statements. The Company has recorded an accrued liability for an uncertain tax position on its balance sheets for certain tax filing requirements. If an income tax position exceeds a 50% probability of success upon tax audit, based solely on the technical merits of the position, the Company recognizes an income tax benefit in its financial statements. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The liability associated with an unrecognized tax benefit is classified as a short-term liability. Interest and penalties related to income tax matters are recorded as a component of income tax expense.

k)Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

l)Reclassifications

Certain prior year amounts included in the consolidated financial statements have been reclassified to conform to the current year presentation, with no impact to previously reported net income, total assets, total liabilities or cash flows.

m)Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and its related amendments (collectively known as “ASC 606”). The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new guidance required disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC 606 on January 1, 2019. The impact of the adoption is disclosed in the Revenue Recognition section of this footnote.

In November 2016, the FASB issued ASU No. 2016-18, Statements of Cash Flows: Restricted Cash (Topic 230) (“ASU 2016-18”). The standard requires that the statements of cash flows explain the change during the period in total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 requires a reconciliation of these items to the balance sheets and additional disclosures regarding the nature of the restrictions. The Company adopted ASU 2016-18 on January 1, 2018 and the adoption did not have a material impact on the Company’s financial statements.

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). This ASU requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset for the lease term and a liability to make lease payments. For leases with a lease term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize a right-of-use asset or lease liability. A lessee making this accounting policy election would recognize lease expense over the term of the lease, generally in a straight-line pattern. In transition, a lessee and a lessor will recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients. These practical expedients relate to identifying and classifying leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. ASU 2018-11 was issued in June 2018 which also permits entities to choose to initially apply ASU 2016-02 at the adoption date and recognize a cumulative-effect adjustment to the opening balance of net assets in the period of adoption. The ASU will also require additional note disclosures regarding other key information from leasing arrangements. ASU 2016-02, as amended by ASUs 2019-10 and 2020-05, will be effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments from an incurred loss model to an expected loss model. Entities will be required to estimate credit losses over the entire contractual term of an instrument. The ASU includes financial assets recorded at amortized cost basis such as loan receivables, trade and certain other receivables as well as certain off-balance sheet credit exposures such as loan commitments and financial guarantees. The ASU does not apply to financial assets measured at fair value, and loans and receivables between entities under common control. An entity must apply the amendments in the ASU through a cumulative-effect adjustment to net assets as of the beginning of the first reporting period in which the guidance is effective except for certain exclusions. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the statements of operations. This guidance, as amended by ASU 2019-10, Financial Instruments – Credit Losses, Derivatives and Hedging, and Leases: Effective Dates, is effective for the Company for interim and annual periods beginning after December 15, 2022. The Company is currently in the process of evaluating the effects of the new guidance but does not expect the impact from this standard to be material.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Topic 350), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which requires hosting arrangements that are service contracts to follow the guidance for internal-use software to determine which implementation costs can be capitalized. For the Company, amendments in this Update are effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements, including accounting policies, processes, and systems.

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”), which aligns the accounting for capitalizing production costs of episodic television series with the guidance for films. As a result, the capitalization of costs incurred to produce episodic television series will no longer be limited to the amount of revenue contracted in the initial market until persuasive evidence of a secondary market exists. In addition, this guidance requires an entity to test for impairment of films or television series on a title-by-title basis or together with other films and series as part of a group, based on the predominant monetization strategy of the film or series. Further, this guidance requires that an entity reassess estimates of the use of a film or series in a film group and account for changes, if any, prospectively. In addition, this guidance eliminates existing balance sheet classification guidance and adds new disclosure requirements relating to costs for acquired and produced television series. The amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and should be applied prospectively. Under a prospective transition, an entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. ASU 2019-12 removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. For the Company, the amendments of the update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements, including accounting policies, processes, and systems.

3.Revenue

In accordance with ASC 606, the Company recognizes revenue when a customer obtains control of promised goods or services. The amount of revenue reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services. To achieve this core principle, the Company applies the following five steps: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to performance obligations in the contract, and (5) recognize revenue when or as the Company satisfies a performance obligation. The Company adopted ASC 606 effective January 1, 2019. See the “Summary of Significant Accounting Policies” footnote for details on the impact of adoption on the Company’s consolidated financial statements.

The Company enters into contracts that can include various combinations of products and services as discussed below. Revenues are recognized net of any applicable taxes collected from customers, which are subsequently remitted to governmental authorities. The Company generates revenue primarily through various forms of digital advertising, by licensing original content, and through its annual expo events.

Digital advertising revenues are generated via sales of digital ads to be placed on the Company’s owned and operated properties, including Complex.com, as well as third-party social media and online platforms. The Company also enters into agreements with third parties for the exclusive advertising sales rights to their online properties. All digital advertising contracts agreed to by the Company contain standard terms and conditions and/or other written terms, which are agreed to by the respective teams for that line of business.

Digital advertisements encompass various product lines which represent different types of display advertisements, all of which may appear on a single contract. These are typically considered one performance obligation as they represent a series of distinct goods or services that have the same pattern of transfer to the customer. The Company earns revenue based on consumer engagement, measured by the number of impressions the ad has delivered against the contractually stipulated impression goal.

The Company derives a portion of its revenues from sales of advertising programmatically through third party platforms and intermediaries who are our customers.

Programmatic revenues are generated by ads that are automatically placed by third-party platforms that analyze a user’s browser history and place related advertisements. The Company maintains master service agreements (“MSA”) with third-party platforms, who are given access to the Company’s unsold ad space inventory and use a bidding exchange to price and place ads. The Company’s obligation is to provide the customer with ongoing access to use a technology platform that advertisers use to conduct, optimize, and track their advertising transactions. The customer utilizes this platform to place and monitor advertisements on the Company’s content.

Revenues under digital advertising arrangements are recognized over time, utilizing an output measure over the period in which an advertisement is placed or as services are rendered. The period is typically defined as the flight period for which the customer has contracted.

The Company has determined that it acts as principal in its digital and programmatic advertising arrangements, based on its assessment of whether the Company controls the digital ad inventory before it is transferred to the customer. The Company controls digital ad inventory and directs its use by determining where to place ads (e.g., on its own properties or third-party partner sites), has primary responsibility to end customers for placement of ads, and has latitude in establishing pricing. Revenue generated from digital ads that are placed on third-party partner sites is recognized on a gross basis, defined as the total amount collected from the end customer, inclusive of the share due to the third-party partner, which is classified as Cost of revenue on the Consolidated Statements of Operations. The Company also generates revenues by licensing original content to third parties, such as streaming platforms or sporting venues. The Company’s obligation is to deliver the specific video content in accordance with the terms of the respective agreements. Content distribution revenues are recognized at the point in time in which the customer obtains control, which is determined to be upon the delivery of the licensed content.

The Company also generates revenue from events, notably ComplexCon, a two-day cultural festival launched in 2016. Revenues from ComplexCon include sponsorship, exhibit space sales, merchandise, activations, naming rights, floorspace, registration and admissions. Revenue and direct costs related to the event are recognized in the period that the event occurred, as and when the services are delivered. In accordance with the Company’s agreement with the co-promoter of the events, the Company is required to share equally in event profits or losses with the co-promoter. In 2020, the Company launched ComplexLand, a five-day virtual event where registered participants were invited in to explore shops, exclusive merchandise drops, panel discussions and performances. For this virtual event, the revenue and costs were recognized in the period that the event occurred, as and when the services were delivered. Since the ComplexLand event is the Company’s own event, there were no co-promoters of the event and no split of revenue or costs.

Finally, the Company also generates revenue via e-commerce, e.g., sales of goods such as hot sauce and other branded merchandise, as well as other ancillary revenue channels. Also, the Company generates a portion of its e-commerce revenue through the Sole Collector app which offers an extensive database of verified retailers for consumers to buy authentic sneakers.

The Company allocates the contract’s consideration to performance obligations based on relative standalone selling price (“SSP”) to total arrangement selling price. Judgment is required to determine the SSP for each distinct performance obligation. Management performs an analysis to determine the relative SSP of each performance obligation, which may include market conditions and other observable inputs. Directly observable inputs include a rate card used to price advertisements and sponsorships and production budgets used to price licensed content. The Company determines SSP by considering multiple factors, including but not limited to, prices charged for customer relationships, market conditions and variability, competitive landscape and pricing practices. The Company’s contracts typically do not include variable consideration. In instances where variable consideration may exist, the Company estimates variable consideration utilizing estimation methods that best predict the amount of consideration to which the Company will be entitled.

ASC 606 requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

The Company views its results of operations at the revenue level by types of goods and services, i.e., advertising, content, e-commerce and other:

	Year Ended December 31,
	2020	2019	2018
Advertising revenue	$48,428	$47,302	$49,300
Content	71,862	106,191	139,641
E-Commerce and other	4,754	8,478	$7,848
Total	$125,044	$161,971	$196,789

The following table disaggregates the Company’s revenue by type of recognition for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Revenue from performance obligations over time	$65,809	$87,909
Revenue from performance obligations at point-in-time	59,235	74,062
Total	$125,044	$161,971

Amounts prior to January 1, 2019 have not been adjusted due to the adoption of the new revenue standard under the modified retrospective method.

Contract Balances

Accounts receivable are the right to consideration in exchange for goods or services that the Company has transferred to a customer when that right is conditioned only upon the passage of time. Accounts receivable are a current asset and presented separately on the Consolidated Balance Sheets.

Contract assets primarily represent capitalized costs related to the production of content for which revenue has yet to be recognized (“Content rights”). Content rights are classified as Other assets in the Consolidated Balance Sheets as of December 31, 2020, and 2019.

Customer contracts may entitle the Company to invoice or receive payment in advance of the delivery of services. At each reporting period, to the extent that customer contract billings exceed revenue recognized on such contracts, these contract liabilities are presented as Deferred revenue on the Consolidated Balance Sheets as of December 31, 2020 and 2019. See below for a discussion of the significant changes in the deferred revenue balances.

Contract balances consisted of the following opening and closing balances as of:

	December 31,		January 1,
	2020	2019	2019
Accounts receivable
Accounts receivable, net of allowances	$34,795	$38,375	$35,950
Contract assets
Content rights (included in Other assets)	$1,135	$7,129	$12,733
Contract liabilities
Deferred revenue, current and noncurrent	$7,752	$30,313	$50,744

Deferred revenue is classified as $7,352 current and $650 noncurrent as of December 31, 2020, and $27,544 current and $2,769 noncurrent as of December 31, 2019. The current and noncurrent portions are recorded in Deferred revenue and Other liabilities, respectively, on the Consolidated Balance Sheets. Approximately 92% of Deferred revenue is expected to be earned within one year of the Consolidated Balance Sheet as of December 31, 2020. Approximately 72% of Deferred revenue was realized within one year of the balance sheet date of December 31, 2019. Historically, the Company’s Deferred revenue balances were driven by a licensing agreement entered into with an entity controlled by Verizon. For further details please review Note 12 – Related Parties.

4.Property and Equipment, net

Property and equipment, net consisted of the following as of December 31, 2020 and 2019:

	December 31,
	2020	2019

Computer equipment and software	$6,800	$6,692
Furniture, fixtures and equipment	1,710	1,710
Leasehold improvements	1,644	1,644
	10,154	10,046
Less: Accumulated depreciation and amortization	(9,754)	(9,184)
Property and equipment, net	$400	$862

Depreciation expense for the years ended December 31, 2020, 2019 and 2018 was $569, $1,418 and $1,837, respectively.

5.Capitalized Software, net

Capitalized software costs consisted of the following as of December 31, 2020 and 2019:

	December 31,
	2020	2019

Capitalized Software	$2,803	$1,875
Less: Accumulated amortization	(1,941)	(1,610)
Capitalized software, net	$862	$265

Amortization expense for the years ended December 31, 2020, 2019 and 2018 related to capitalized software was $330, $831 and $664, respectively.

6.Intangible Assets, net

Intangible assets, net, including the related useful lives, as of December 31, 2020 and 2019, are summarized as follows:

	December 31, 2019
		Gross		Net
	Useful Life	Carrying	Accumulated	Carrying
	(years)	Value	Amortization	Value
Intangible assets
Technology	3	$2,578	$(2,578)	$—
Customer base	8	45,612	(19,723)	25,889
Trade names and trademarks	20	61,477	(10,625)	50,852
Others	9	81	(33)	48
Total		$109,748	$(32,959)	$76,789

Amortization expense is recorded on a straight-line basis over the respective asset’s useful life. Amortization expense for the next five years is as follows:

2021	8,784
2022	8,784
2023	8,784
2024	6,166
2025	3,080

The weighted average amortization period of the Company’s intangible assets is 14.6 years.

Amortization expense recorded related to intangible assets was $8,784, $9,260 and $9,651 for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company divested of $940 of intangible assets, net of accumulated amortization of $135, through the sale of Collider.com in February 2018.

7.Goodwill

The Company performs an annual impairment assessment of goodwill, based on its single reporting unit structure. The Company concluded that there was no impairment for the years ended December 31, 2020 and 2019. However, as a result of the annual impairment test for the year ended December 31, 2018, the Company concluded that the carrying value of its reporting unit exceeded its fair value.

The determination of the fair value of the Company’s reporting unit was based on a weighted combination of an income approach and a market approach. Within those frameworks, management specifically applied a discounted cash flow method (income approach), a guideline public company method (market approach), and a guideline transaction method (market approach). Under the income approach, management determined fair value based on the present value of the most recent cash flow projections for the Company’s reporting unit as of the date of the analysis and calculated a terminal value utilizing a terminal growth rate. The significant assumptions under this approach included, among others: income projections, which are dependent on future sales, new product introductions, customer behavior, competitor pricing, operating expenses, the discount rate, and the terminal growth rate. The cash flows used to determine fair value were dependent on several significant management assumptions such as expectations of future performance and the expected future economic environment, which are partly based upon historical experience. The Company’s estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on management’s judgment of the rates that would be utilized by a hypothetical market participant. As part of the goodwill impairment analysis, management also considered the market capitalization in assessing the reasonableness of the fair value estimated for the reporting unit. Under the market approach, management determined fair value by applying multiples to the operating performance of its reporting unit. The multiples are derived from comparable publicly traded companies with operating and investment characteristics that are similar to the reporting unit, as well as derived from transactions completed by comparable publicly traded companies.

As a result of the determination of fair value of the reporting unit, management recorded an impairment charge of $112,693 in the year ended December 31, 2018, classified as Goodwill impairment charge on the Consolidated Statements of Operations. The primary driver of the impairment charge was the reduction in expected cash flows from a licensing agreement with an entity controlled by Verizon, which was partially terminated in August 2018 (See Note 12 – Related Parties).

During the year ended December 31, 2018, the goodwill balance was reduced by $555, representing the relative value of Collider.com, as a result of the sale of this business in February 2018.

The carrying amount of goodwill was $83,956 as of December 31, 2020 and 2019. The gross amount of goodwill totaled $196,649 as of December 31, 2020 and 2019. Accumulated impairment losses as of December 31, 2020 and 2019 totaled $112,693.

8.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of December 31, 2020 and 2019:

	December 31,
	2020	2019

Accrued production costs	$7,016	$771
Web partner fees	7,365	7,164
Accrued bonus	3,040	3,894
Payroll, payroll taxes and fringe benefits	2,912	1,717
Long-term incentive plan, current	1,300	796
Other current liabilities	1,201	2,538
Accrued expenses and other current liabilities	$22,834	$16,880

During the year ended December 31, 2020, the Company identified certain web partner fees that were understated by $625 at December 31, 2019. These fees are classified as Accrued expenses and other current liabilities on the Consolidated Balance Sheets. As a result, Cost of revenue on the Consolidated Statements of Operations was also understated by $625 for the year ended December 31, 2019. Although the Company considered this understatement to be immaterial to its previously issued consolidated financial statements, the Company recorded a revision of $625 to both Accrued expenses and other current liabilities as of December 31, 2019 and Cost of revenue for the year ended December 31, 2019.

Long-Term Incentive Plans

The Company maintains a Long-Term Incentive Plan (“LTIP”) for certain executives as approved by the Company’s Board of Directors. Awards are cash-based and typically granted under the LTIP annually. Each award vests over a three-year period from the grant date. Vesting criteria for awards include both an individual service-based component and a performance-based component that is based on the Company’s achievement of certain financial metrics. The Company records expense for the service-based component ratably over the three-year term. For the performance-based component, the Company records expense based on management’s estimate of the Company’s achievement against the defined financial metrics. Management’s estimate is updated, and expense is adjusted, as deemed necessary, each reporting period. As of December 31, 2020 and 2019, the total liability related to the LTIP awards was $3,768 and $2,956, respectively. The Company incurred $1,601, $1,175 and $1,510 of expense related to the LTIP awards, for the years ended December 31, 2020, 2019 and 2018, respectively, classified within Employee related costs on the Consolidated Statements of Operations. During the year ended December 31, 2020, the Company determined it should have presented, as of December 31, 2019, the noncurrent portion of the long-term incentive plan within Long-term incentive plan, noncurrent, rather than presenting the entire liability as current. Although the Company considered this misclassification to be immaterial to its previously issued consolidated financial statements, the Company recorded a revision resulting in a decrease of $2,161 in Accrued expenses and other current liabilities and an increase of $2,161 in Long-term incentive plan, noncurrent, as of December 31, 2019.

9.Revolving Loans

The Company maintained a revolving loan (“Initial Revolving Loan”) with a financial institution, whereby the lender committed to providing the Company with up to $15,000 in revolving loans based on eligible accounts receivable, as defined in the agreement. The Initial Revolving Loan bore interest on outstanding borrowings at the greater of the prime rate plus 0.5% or 3.75%. The Company did not draw down on this revolver and had no outstanding borrowings as of December 31, 2019. The Initial Revolving Loan contained certain financial and non-financial covenants, including a minimum EBITDA requirement that was measured quarterly against a year-to-date minimum EBITDA level, as defined, and a quick ratio, which was a ratio of unrestricted cash to current liabilities. The Company violated its quick ratio covenant in an interim period during the year ended December 31, 2019 and its minimum EBITDA ratio in an interim period during the year ended December 31, 2018, both of which the Company cured by amending the underlying agreement. There was no material financial statement impact as a result of amending the underlying agreement. The Initial Revolving Loan was terminated in January 2020.

On November 8, 2019, the Company entered into a revolving loan (“2019 Revolving Loan”) with another financial institution. The lender in the 2019 Revolving Loan agreement committed to providing the Company with up to $7,500 in revolving loans. In conjunction with the 2019 Revolving Loan, the Company contractually designated a deposit account with the financial institution as collateral for the revolving loan. The Company transferred the $7,500 of required collateral into the designated deposit account in January 2020. The 2019 Revolving Loan bears interest on outstanding borrowings at the greater of the prime rate plus 1.5%, or 3.5%, and does not contain any financial or non-financial covenants. On November 3, 2020, the Company renewed the 2019 Revolving Loan, and reduced the available line of credit to up to $3,000. As a result, the balance in the deposit account designated as collateral was reduced to $3,000, which is reflected as restricted cash as of December 31, 2020. The Company has not drawn down on this revolver and had no outstanding borrowings as of December 31, 2020 and 2019.

On September 2, 2020, the Company entered into promissory notes (“2020 Promissory Notes”) with entities controlled by Verizon and Hearst, respectively (collectively “the Lenders”), whereby the Company may borrow up to $10,000 from the Lenders, with a maximum of $5,000 from each lender, over the term. The 2020 Promissory Notes bear interest at 3.0% on outstanding principal amounts, which accrues and is payable at each annual period through the maturity date of September 2, 2022. The 2020 Promissory Notes contain certain non-financial covenants that restrict the Company from spending or borrowing outside of pre-approved limits, to the extent that amounts remain outstanding under the note. The Company has not borrowed against the 2020 Promissory Notes and had no outstanding borrowings as of December 31, 2020.

10.Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2020, 2019 and 2018 consisted of the following:

	Year Ended December 31,
	2020	2019	2018
Current income tax (benefit) expense
Federal	$(614)	$626	$(1)
State	(9)	552	564
Current income tax (benefit) expense	(623)	1,178	563
Deferred income tax (benefit) expense
Federal	(1,372)	1,919	2,972
State	(1,082)	139	1,573
Deferred income tax (benefit) expense	(2,454)	2,058	4,545
(Benefit) provision for income taxes	$(3,077)	$3,236	$5,108

The income tax benefit for the year ended December 31, 2020 was primarily attributable to the generation of net operating loss carryforwards and the impact of a reduction in the effective state tax rate on existing deferred tax liabilities.

The Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted in the United States on March 27, 2020. The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19. The CARES Act provides extensive tax changes in response to the COVID-19 pandemic. The Company was able to benefit from the CARES Act provision that allows the Company to carryback losses generated in 2020 to previously taxable years. The Company estimates that this provision will provide a current benefit of $554.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2020 and 2019 were as follows:

	December 31,
	2020	2019
Deferred tax assets
Net operating loss carryforwards	$3,842	$303
Compensation plans	407	536
Deferred revenue	1,527	5,550
Other	655	456
Deferred tax assets	6,431	6,845
Deferred tax liabilities
Intangible assets	(16,211)	(18,732)
Depreciation	(67)	15
Other	(278)	(707)
Deferred tax liabilities	(16,556)	(19,424)
Deferred tax liabilities, net	$(10,125)	$(12,579)

At December 31, 2020, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $14,062 and $13,213, respectively, which were available to reduce future taxable income. The federal net operating loss carryforwards of $14,062 can be carried forward indefinitely and the state net operating loss carryforwards of $13,213 expire at various dates from 2030 through 2040.

The Company’s net operating loss carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50 percent as defined under Section 382 and 383 of the U.S. Internal Revenue Code of 1986, respectively, as well as similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company does not believe it has had an ownership change through December 31, 2020 that would impact the ability to utilize the accumulated losses. Subsequent ownership changes may affect the limitation in future years.

The provision for income taxes differs from the tax provision computed at the U.S. federal statutory income tax rate due to the following:

	Year Ended December 31,
	2020	2019	2018
Income tax expense (benefit) at federal statutory rate	21.0%	21.0%	21.0%
State and local income taxes net of federal tax benefit	6.5	4.6	(1.9)
Permanent items	1.0	2.7	1.9
Goodwill impairment	—	—	(27.1)
Research and development credits	—	0.2	—
Other	2.1	(0.2)	0.2
Effective tax rate	30.6%	28.3%	(5.9)%

Unrecognized Tax Benefits

Unrecognized tax benefits represent uncertain tax positions for which reserves have been established. As of December 31, 2020 and 2019, the Company had $343 of unrecognized tax benefits. During the years ended December 31, 2020, 2019 and 2018 the Company’s unrecognized tax benefits remained unchanged. The Company’s historical practice has been and continues to be to recognize interest and penalties related to federal, state and foreign income tax matters in the income tax provision. Interest and penalties related to income tax matters were not material for the years ended December 31, 2020, 2019 and 2018.

The Company expects that the liability for unrecognized tax benefits will be reduced to zero in the next 12 months based on communications subsequent to the reporting period that it has prevailed in its dispute with the tax authorities on the uncertain position. The net tax benefit of this reversal is estimated to be $331.

11.Members’ Interests

The Company was formed on April 8, 2016 as an LLC by Verizon. Pursuant to an amended and restated LLC agreement dated April 15, 2016 (“LLC agreement”), Hearst was admitted as a 50% member. Verizon and Hearst are collectively referred to as the “Members”. In accordance with the LLC agreement, the debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company. None of the Members shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being one of the Members or acting as an officer of the Company. The LLC does not maintain separate accounts for the Members and all distributions (either return of capital or profits) are to be distributed on a pro rata basis in accordance with the member’s percentage interests.

12.Related Parties

In July 2016, the Company entered into a licensing agreement with an entity controlled by Verizon (“go90 agreement”). Under the go90 agreement, the Company produced and licensed original content for an exclusive license period. The Company recorded $25,289, $54,713 and $95,696 of revenue from the go90 agreement during the years ended December 31, 2020, 2019 and 2018, respectively, including a $34,932 termination fee recognized during the year ended December 31, 2018 as a result of Verizon partially terminating the licensing agreement effective August 2018. No amounts related to the go90 agreement were due from Verizon as of December 31, 2020 and 2019.

As part of the Company’s adoption of ASC 606 (Notes 2 and 3), it was determined that the go90 agreement was an open contract as of January 1, 2019 as all or substantially all of the revenue associated with the original agreement was not previously recognized under ASC 605. This is because distinct remaining performance obligations existed when the agreement was partially terminated. Under ASC 606, this represents a contract modification to be accounted for prospectively under the modification framework. As a result, the Company allocated consideration, using relative SSP, to the remaining distinct services as of the ASC 606 adoption date. Allocated consideration included deferred revenues, fees for remaining services as agreed to between the Company and Verizon, and the termination fee of $34,932. Consequently, $7,097 and $15,145 of the termination fee was recognized as revenue during the years ended December 31, 2020 and 2019, respectively. These amounts are captured within the $25,289 and $54,713 of total revenue from the go90 agreement, recorded in 2020 and 2019, respectively. Refer to Note 2 – Revenue Recognition for further details on the impact of the adoption of ASC 606 on the Company’s consolidated financial statements.

On September 2, 2020, the Company entered into promissory notes (“2020 Promissory Notes”) with entities controlled by Verizon and Hearst, respectively, whereby the Company may borrow up to $10,000, with a maximum of $5,000 from each lender, over the term. The terms of the 2020 Promissory Notes are described within Note 9 – Revolving Loans.

In addition, the Company is a lessee under two operating lease agreements with Verizon (Note 14 – Commitments and Contingencies) and is a customer of Verizon with respect to certain production and telecommunications services.

13.Employee Benefit Plan

The Company has a Safe Harbor 401(k) plan under which eligible employees may contribute a percentage of their annual compensation subject to limitations set by the Internal Revenue Code. Contributions by the Company to the plan were $844, $883, and $912 for the years ended December 31, 2020, 2019 and 2018, respectively.

14.Commitments and Contingencies

Operating Leases

The accompanying consolidated financial statements reflect rent expense on a straight-line basis over the terms of the Company’s operating leases. Rent expense charged to the Consolidated Statements of Operations was $6,764, $3,875, and $5,958 for the years ended December 31, 2020, 2019 and 2018, respectively. The Company is a lessee under two separate operating lease agreements with a related party, Verizon, and these leased properties are located in New York, NY and Los Angeles, CA. These leases contain initial terms of 3 ½ to 5 ½ years and represent all material leases maintained by the Company as of December 31, 2020. The lease for the property in Los Angeles, CA is subject to payment escalation based on the passage of time as prescribed in the lease agreement.

Future minimum operating lease payments as of December 31, 2020 are as follows:

2021	$6,221
2022	5,873
2023	5,873
2024	5,873
2025	2,935
Total	$26,775

Exit or Disposal Activities

Concurrent with the VHMP merger (Note 1), VHMP’s leased properties in Nashville, TN and Sherman Oaks, CA were abandoned by the Company. As a result, the Company recognized an exit obligation charge and related exit obligation liability on the cease-use date (August 2018), in accordance with ASC 420, Exit or Disposal Cost Obligations. A summary of the exit liability and related activity for the periods presented is as follows:

Exit Cost
Obligation
Initial exit cost obligation at cease-use date	$1,073
2018 Accretion	46
2018 Payments	(122)
Exit cost obligation at December 31, 2018	997
2019 Accretion	122
2019 Payments	(433)
Exit cost obligation at December 31, 2019	686
2020 Accretion	64
2020 Payments	(348)
Exit cost obligation at December 31, 2020	$402

The exit liability is included within Accrued expenses and other current liabilities (current portion) and Other liabilities (non-current portion) on the Consolidated Balance Sheets.

The charges, recorded as General and administrative expenses, primarily included the present value of the remaining lease obligation on the cease use date, net of estimated sublease income. The total cost expected to be incurred for this exit obligation is $1,362, which includes the $1,073 in exit costs fully recorded at the cease-use date and $289 of total accretion expense. Changes to the estimated sublease income, including actual contracted sublease income, may result in incremental lease exit charge activity in the period determined.

Legal Proceedings

The Company is subject to various claims and legal matters that arise in the normal course of its business. These include disputes or potential disputes related to breach of contract, tort, employment-related claims, tax claims, patent, statutory, and other matters. The Company’s management currently believes that resolution of any outstanding legal matters will not have a material adverse effect on the Company’s financial position or results of operations. However, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of these matters could have a material adverse impact on the Company’s financial position and results of operations in the period in which any such effects are recorded. The Company is not a party to any material litigation and does not have contingency reserves established for any litigation liabilities as of December 31, 2020 and 2019.

15.Subsequent Events

The Company has evaluated subsequent events through February 26, 2021, which is the date the consolidated financial statements were available to be issued, and has concluded that no such events or transactions took place that would require adjustment to or further disclosure within the accompanying consolidated financial statements, other than that disclosed within Note 10 - Income Taxes, related to the resolution of a dispute with the tax authorities, the communication of which was received after the balance sheet date but before the consolidated financial statements were available to be issued.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

890 5TH AVENUE PARTNERS, INC.,

BOLT MERGER SUB I, INC.,

BOLT MERGER SUB II, INC.,

AND

BUZZFEED, INC.,

DATED AS OF JUNE 24, 2021

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of June 24, 2021, by and among 890 5th Avenue Partners, Inc., a Delaware corporation (“Parent”), Bolt Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub I”), Bolt Merger Sub II, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub II”), and BuzzFeed, Inc., a Delaware corporation (the “Company”). Each of the Company, Parent, Merger Sub I and Merger Sub II shall individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter and the Parent Disclosure Letter, as defined herein). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

RECITALS

WHEREAS, Parent is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Legal Requirements (collectively, as applicable based on context, the “Applicable Legal Requirements”), the Parties intend to enter into a business combination transaction whereby Merger Sub I will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the Company, in its capacity as the surviving company of the Merger, is referred to as the “Surviving Entity”), in exchange for the Company’s stockholders receiving the Closing Number of Securities as provided in this Agreement.

WHEREAS, as promptly as practicable following the Closing, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger”, and, together with the Merger, the “Two-Step Merger”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, is referred to as the “Surviving Company”).

WHEREAS, the parties intend that, for U.S. federal income tax purposes, the Two-Step Merger shall be treated as a single integrated transaction and together shall constitute a single “reorganization” within the meaning of Section 368(a) of the Code to which Parent and the Company are parties under Section 368(b) of the Code and any comparable provision of state or local tax Applicable Legal Requirements (the “Intended Tax Treatment”).

WHEREAS, in order to implement the Intended Tax Treatment, the parties are hereby adopting this Agreement as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and the stockholders of the Company to enter into this Agreement providing for the Merger; (b) approved and declared advisable this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions of this Agreement; (c) resolved to recommend that this Agreement be adopted by the stockholders of the Company and (d) directed that this Agreement be submitted to the stockholders of the Company for adoption.

WHEREAS, it is expected that, promptly following the execution and delivery of this Agreement, the Company, Parent and the Key Company Stockholders (as defined herein), will enter into the Stockholder Support Agreement substantially in the form attached hereto as Exhibit A (the “Stockholder Support Agreement”), providing that, among other things, the Key Company Stockholders will vote, or execute a consent in respect of, their shares of Company Common Stock and Company Preferred Stock in favor of the adoption this Agreement, the Merger and the other transactions contemplated by this Agreement.

WHEREAS, in connection with the consummation of the Merger Parent, the Company, certain of the Key Company Stockholders and certain other Company Stockholders (as determined by the Company) shall enter into an Amended and Restated Investor Rights’ Agreement (the “A&R IRA”), pursuant to which such Company Stockholder party thereto agrees, among other things, to certain restrictions on its ability to sell or otherwise dispose any of the shares of Parent Class A Stock, Parent Class B Stock and Parent Class C Stock such Company Stockholder may receive pursuant to the Merger.

WHEREAS, the board of directors of Parent has, unanimously with respect to the disinterested members of the board of directors of Parent (with the interested members having recused themselves): (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Merger; (b) determined that the fair market value of the Company (including, for the avoidance of doubt, after giving effect to the C Acquisition) is equal to at least 80% of the amount held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (c) approved this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions of this Agreement; (d) adopted a resolution recommending that the Parent Stockholder Matters (as defined herein) be approved by the stockholders of Parent (the “Parent Recommendation”) and (e) directed that the Parent Stockholder Matters be submitted to the stockholders of the Company for approval.

WHEREAS, prior to the Closing, Parent shall: (a) subject to obtaining the Parent Stockholder Approval, adopt the Second Amended and Restated Certificate of Incorporation of Parent (as such form may be modified in accordance with Section 6.1(a)(iii), the “Parent A&R Charter”) in the form attached hereto as Exhibit B; (b) amend and restate the existing amended and restated bylaws of Parent (as such form may be modified in accordance with Section 6.1(a)(iii), the “Parent A&R Bylaws”) in the form attached hereto as Exhibit C, (c) subject to obtaining the Parent Stockholder Approval, adopt an equity incentive plan substantially in the form attached hereto as Exhibit D (as such form may be modified in accordance with Section 6.17) (the “2021 EIP”) and (d) subject to obtaining the Parent Stockholder Approval, adopt an employee stock purchase plan substantially in the form attached hereto as Exhibit E (as such form may be modified in accordance with Section 6.17) (the “ESPP”).

WHEREAS, on or about the date hereof, Parent has obtained commitments from the Convertible Financing Investors for convertible note financing pursuant to certain Convertible Financing Agreements, with such Convertible Financing to be consummated immediately prior to the consummation of the Merger.

WHEREAS, in connection with the consummation of the Merger, the Key Company Stockholders, Parent, Sponsor and the other existing parties thereto will enter into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) substantially in the form attached hereto as Exhibit F.

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE CLOSING TRANSACTIONS

Section 1.1   Closing.  Unless this Agreement shall have been terminated pursuant to Section 8.1, the consummation of the Transactions (the “Closing”), other than the filing of the Certificate of Merger (as defined below), shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which shall be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Parties agree in writing (the date on which the Closing occurs, the “Closing Date”). The Parties agree that the Closing signatures may be transmitted by email pdf files.

Section 1.2   Financing Certificates.

(a)Parent Financing Certificate.  Not more than three Business Days prior to the Closing, Parent shall deliver to the Company written notice (the “Parent Financing Certificate”) setting forth: (a) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Parent Stockholder Redemptions; (b) the amount of Parent Cash and Parent Transaction Costs as of the Closing; (c) the aggregate amount of the convertible note financing committed to Parent by the Convertible Financing Agreements and (d) the number of shares of Parent Class A Stock (after giving effect to the automatic conversion on the closing of the initial Business Combination (as defined in the Parent Charter) of Parent Class F Stock to Parent Class A Stock under the Parent Charter) to be outstanding as of the Closing after giving effect to the Parent Stockholder Redemptions.

(b)Company Financing Certificate.  Not more than three Business Days prior to the Closing, the Company shall deliver to Parent written notice setting forth the amount of Company Transaction Costs and the payees as of the Closing, and the schedule referred to in Section 1.3(b)(v).

Section 1.3   Closing Documents.

(a)	At the Closing, Parent, Merger Sub I or Merger Sub II, as applicable, shall deliver to the Company:

(i)a certified copy of the Parent A&R Charter and the Parent A&R Bylaws;

(ii)a copy of the A&R Registration Rights Agreement, duly executed by Parent, Sponsor and the other existing parties thereto;

(iii)copies of resolutions and actions taken by Parent’s, Merger Sub I’s and Merger Sub II’s board of directors and stockholders in connection with the approval of this Agreement and the Transactions;

(iv)written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Merger Sub I, the officers and directors of Merger Sub II and the officers and directors of Parent who will not retain such positions upon the Closing, as mutually agreed by Parent and the Company;

(v)the Indemnification Agreements, duly executed by Parent;

(vi)a copy of a signed writing in a form reasonably satisfactory to the Company evidencing Parent’s irrevocable election to voluntarily convert all shares of Parent Class B Stock held by Parent into Parent Class A Stock effective as of no later than immediately prior to the Effective Time; and

(vii)all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 7.2.

(b)	At the Closing, the Company shall deliver to Parent:

(i)a copy of the Certificate of Merger, duly executed by the Company;

(ii)a copy of the A&R Registration Rights Agreement, duly executed by the Key Company Stockholders;

(iii)a copy of the Sponsor Support Agreement, duly executed by the Company;

(iv)copies of resolutions and actions taken by the Company’s board of directors and the Company Stockholders in connection with the approval of this Agreement and the Transactions;

(v)a schedule reflecting: (A) the calculation of the Closing Number of Securities (including the portions of the Closing Number of Securities that are Parent Class A Stock, Parent Class B Stock and Parent Class C Stock), in each case, based upon the amounts contained in the Parent Financing Certificate; (B) the calculation, as of the Closing, of the Closing Merger Consideration, the Aggregate Adjusted Company Share Amount (and the components thereof), the Series F/G Per Share Amount and the Remaining Per Share Amount; (C) the portion of the Closing Number of Securities issuable to each Company Stockholder at Closing pursuant to Section 2.7(a) (including for each Company Stockholder the number of shares of Parent Class A Stock, the number of shares of Parent Class B Stock and the number of shares of Parent Class C Stock); (D) the number of Parent Options, Parent Restricted Stock Awards and Parent RSUs issuable to each holder of Company Options, Company Restricted Stock Awards and Company RSUs, respectively, at Closing pursuant to Section 2.13 (including, for each Company Option, Company Restricted Stock Award and Company RSU, the number of shares of Parent Class A Stock, the number of shares of Parent Class B Stock and the number of shares of Parent Class C Stock); and (E) the aggregate amount and portions of the Closing Cash Consideration and the Stock Consideration (each as defined in the C Acquisition Purchase Agreement) to be paid and issued, respectively, pursuant to Section 1.4(d) and Section 1.4(e);

(vi)a copy of the Voting Agreement duly executed by the Chief Executive Officer of the Company as of the date hereof and each of his Permitted Transferees (as defined in the Company Charter) that holds any shares of Company Common Stock or Company Preferred Stock issued and outstanding immediately prior to the Effective Time, or that will hold any shares of Parent Class A Stock, Parent Class B Stock and Parent Class C Stock as of immediately following the Closing (collectively with the Chief Executive Officer of the Company as of the date hereof, the “Voting Agreement Parties”); and

(vii)all other documents, instruments or certificates required to be delivered by the Company at or prior to the Closing pursuant to Section 7.3.

Section 1.4   Closing Transactions.  At the Closing and on the Closing Date, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(a)Parent shall make any payments in the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Parent Stockholder Redemptions.

(b)Parent shall pay, or cause to be paid, all Parent Transaction Costs to the applicable payees, to the extent not paid prior to the Closing.

(c)Company shall pay, or cause to be paid, all Company Transaction Costs to the applicable payees, to the extent not paid prior to the Closing.

(d)Parent shall pay, or cause to be paid, the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) to Verizon and Hearst, in accordance with the terms of the C Acquisition Purchase Agreement.

(e)Parent shall issue, or cause to be issued, the Stock Consideration (as defined in the C Acquisition Purchase Agreement) to Verizon and Hearst on a pro rata basis in accordance with their respective Membership Interests (as defined in the C Acquisition Purchase Agreement) in accordance with the terms of the C Acquisition Purchase Agreement, which Stock Consideration shall, for the avoidance of doubt, consist of the number of shares of Parent Class A Stock set forth in the C Acquisition Purchase Agreement.

(f)Parent shall issue instructions to the Exchange Agent regarding the distribution of the Closing Number of Securities in accordance with the terms of this Agreement.

(g)A certificate of merger with respect to the Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) and filed with the Secretary of State of the State of Delaware.

ARTICLE II

THE MERGER

Section 2.1   Effective Time.  Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Parent, the Company and Merger Sub I shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL.

Section 2.2   The Mergers.

(a)First Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, with the Merger becoming effective upon the effectiveness of the filing of the Certificate of Merger or at such later time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger (the “Effective Time”). At the Merger Effective Time, Merger Sub I shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub I shall cease and the Company shall continue as the Surviving Entity (and references herein to the Company for periods after the Effective Time shall include the Surviving Entity).

(b)Second Merger.  Promptly following the Closing, Parent shall or shall cause the Second Merger to be consummated in accordance with the terms of this Agreement by filing the certificate of merger between Merger Sub II and the Surviving Entity (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware, with the Second Merger becoming effective upon the effectiveness of the filing of the Second Certificate of Merger or at such later time as may be agreed by Parent and the Company in writing and specified in the Second Certificate of Merger (the “Second Merger Effective Time”). At the Second Merger Effective Time, the Surviving Entity shall be merged with and into Merger Sub II. As a result of the Second Merger, the separate corporate existence of the Surviving Entity shall cease and Merger Sub II shall continue as the Surviving Company (and references herein to the Company for periods after the Second Merger Effective Time shall include the Surviving Company).

Section 2.3   Effect of the Mergers.

(a)First Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub I shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub I shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

(b)Second Merger.  At the Second Merger Effective Time, the effect of the Second Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of Merger Sub II and the Surviving Entity shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Merger Sub II and the Surviving Entity shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

Section 2.4   Governing Documents.  Subject to Section 6.12, at the Effective Time by virtue of the Merger, the certificate of incorporation and bylaws of Company, as in effect immediately prior to the Effective Time, shall continue to be the certificate of incorporation and bylaws of the Surviving Entity, until thereafter supplemented or amended in accordance with their respective terms and as provided by the DGCL. At the Second Merger Effective Time by virtue of the Second Merger, the certificate of incorporation and bylaws of Merger Sub II, as in effect immediately prior to the Second Merger Effective Time, shall continue to be the certificate of incorporation and bylaws of the Surviving Company, until thereafter supplemented or amended in accordance with their respective terms and as provided by the DGCL.

Section 2.5   Directors and Officers of the Surviving Entity.  Immediately after the Effective Time, the board of directors and executive officers of the Surviving Entity shall be the board of directors and executive officers of the Company as of immediately prior to the Effective Time. Immediately after the Second Merger Effective Time, the board of directors and executive officers of the Surviving Company shall be the board of directors and executive officers of the Surviving Entity as of immediately prior to the Second Merger Effective Time.

Section 2.6   Merger Consideration.

(a)Upon the terms and subject to the conditions of this Agreement, the aggregate consideration to be paid to the Company Stockholders shall be the Closing Merger Consideration.

(b)The Closing Merger Consideration shall be issued in the form of the Closing Number of Securities.

Section 2.7   Effect of the Merger on the Company Common Stock and Company Preferred Stock; Effect of Second Merger.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub I, Merger Sub II, the Company, the Company Stockholders or the holders of any of the securities of Parent, the following shall occur:

(a)Each share of Company Common Stock and Company Preferred Stock (other than Company Restricted Stock Awards, Excluded Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive a portion of the Closing Merger Consideration as follows:

(i)   each share of Series F Preferred Stock and Series G Preferred Stock (other than Excluded Shares and Dissenting Shares) shall be converted into a number of shares of Parent Class A Stock equal to the Series F/G Per Share Amount;

(ii)   each share of Class A Common Stock and Company Preferred Stock (other than Series F Preferred Stock, Series G Preferred Stock, Company Restricted Stock Awards, Excluded Shares and Dissenting Shares) shall be converted into the right to receive a number of shares of Parent Class A Stock equal to the quotient of: (A) the Remaining Per Share Amount, divided by (B) the Parent Stock Price;

(iii)   each share of Class B Common Stock (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive a number of shares of Parent Class B Stock equal to the quotient of: (A) the Remaining Per Share Amount, divided by (B) the Parent Stock Price; and

(iv)   each share of Class C Common Stock (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive a number of shares of Parent Class C Stock equal to the quotient of: (A) the Remaining Per Share Amount, divided by (B) the Parent Stock Price;

in each case, without interest, upon surrender of stock certificates representing all of such Company Stockholder’s Company Common Stock and Company Preferred Stock (each, a “Certificate”) and delivery of the other documents required pursuant to Section 2.8. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or Surviving Entity, and each Certificate relating to the ownership of shares of Company Common Stock and Company Preferred Stock (other than Excluded Shares) shall thereafter represent only the right to receive the applicable portion of the Closing Merger Consideration.

(b)Notwithstanding anything in this Agreement to the contrary, no fraction of a share of Parent Class A Stock, Parent Class B Stock or Parent Class C Stock will be issued by virtue of the Merger. Any fractional shares that would otherwise be issued will be aggregated on a holder-by-holder basis and then rounded down to the nearest whole share of Parent Class A Stock, Parent Class B Stock or Parent Class C Stock, respectively, and the value of any such fractional shares will be paid in cash to the applicable holder on the basis of the Remaining Per Share Amount or Series F/G Per Share Amount, as applicable.

(c)At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub I, the Company, or any holder thereof, each issued and outstanding share of common stock of Merger Sub I immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Entity, which shall constitute the only outstanding shares of capital stock of the Surviving Entity. From and after the Effective Time, all certificates representing the common stock of Merger Sub I shall be deemed for all purposes to represent the number of shares of Common Stock of the Surviving Entity into which they were converted in accordance with the immediately preceding sentence.

(d)At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub I, the Company, or any holder thereof each share of Company Common Stock and Company Preferred Stock held in the Company’s treasury or owned by Parent, Merger Sub I or the Company immediately prior to the Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto.

(e)At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the Surviving Entity, the Company, or any holder thereof, each issued and outstanding share of Common Stock of the Surviving Entity immediately prior to the Second Merger Effective Time shall be converted into common shares of the Surviving Company, which shall constitute the only outstanding capital stock of the Surviving Company. From and after the Second Merger Effective Time, all certificates representing the Common Stock of the Surviving Entity shall be deemed for all purposes to represent common shares the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(f)At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the Surviving Entity, the Company, or any holder thereof each share of Common Stock held in the Surviving Entity’s treasury or owned by any stockholder immediately prior to the Second Merger Effective Time, shall be cancelled and no consideration shall be paid or payable with respect thereto.

(g)The numbers of shares of Parent Class A Stock, Parent Class B Stock and Parent Class C Stock that the Company Stockholders are entitled to receive as a result of the Merger, and each other amount contained herein which is based upon the number of shares of Parent Class A Stock, Parent Class B Stock or Parent Class C Stock, and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Parent Class A Stock, Parent Class B Stock or Parent Class C Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Class A Stock, Parent Class B Stock or Parent Class C Stock occurring on or after the date hereof and prior to the Closing.

Section 2.8   Surrender of Company Certificates and Disbursement of Closing Consideration.

(a)At the Effective Time, Parent shall deliver, or cause to be delivered to each Company Stockholder the portion of the Closing Merger Consideration to which such Company Stockholder is entitled pursuant to Section 2.7(a) (collectively, the “Closing Consideration”) in the manner prescribed by this Section 2.8.

(b)Prior to the Effective Time, unless otherwise agreed by the Parties, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging Certificates for each Company Stockholder’s portion of the Closing Consideration.

(c)Prior to the Effective Time, Parent shall deposit with the Exchange Agent an aggregate amount of cash sufficient for the Exchange Agent to deliver the payments contemplated by Section 2.7(b) and make available to the Exchange Agent the aggregate amount of the equity portion of the Closing Consideration. Such cash and equity deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”. At the Effective Time, Parent shall deliver irrevocable instructions to the Exchange Agent to deliver the Closing Consideration out of the Exchange Fund in the manner it is contemplated to be issued or paid pursuant to this Article II.

(d)Promptly after the Effective Time (and in any event within five Business Days thereafter), the Exchange Agent shall mail to each Company Stockholder who has not already received the Surrender Documentation (other than holders of Excluded Shares and Dissenting Shares): (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(g)) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(g)) to the Exchange Agent (collectively, the “Surrender Documentation”); provided, however, that the Exchange Agent shall not be required to deliver the Surrender Documentation to any Company Stockholder that has delivered its Surrender Documentation with respect to such Company Stockholder’s Certificates to the Exchange Agent at least two Business Days prior to the Closing Date. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.8(g)) to the Exchange Agent in accordance with the terms of the Surrender Documentation, the Exchange Agent will deliver to the holder of such Certificate in exchange therefor such holder’s portion of the Closing Consideration in accordance with Section 2.8(a) hereof, with: (A) any cash in lieu of fractional shares pursuant to Section 2.7(b) being delivered via wire transfer of immediately available funds in accordance with instructions provided by such Company Stockholder in the letter of transmittal; and (B) the equity portion of the Closing Consideration being delivered via book-entry issuance (or at the written election of any Company Stockholder, in certificated form), in each case, less any required Tax withholdings as provided in Section 2.10; provided, however, that if the holder of such Certificate delivers to the Exchange Agent the Surrender Documentation with respect to such Company Stockholder’s Certificates at least two Business Days prior to the Closing Date, the Exchange Agent shall deliver to the holder of such Certificate in exchange therefor such holder’s portion of the Closing Consideration covered by such Surrender Documentation in accordance with clauses (A) and

(B) of this sentence on the Closing Date or as promptly as practicable thereafter. Any Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each Certificate shall represent after the Effective Time for all purposes only the right to receive the applicable portion of the Closing Consideration attributable to such Certificate, any cash in lieu of fractional shares pursuant to Section 2.7(b), and any dividends or other distributions pursuant to Section 2.9. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of shares of Company Common Stock or Company Preferred Stock that is not registered in the transfer records of the Company, the applicable portion of the Closing Consideration to be delivered upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such shares of Company Common Stock or Company Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(e)From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Entity, Surviving Company, Parent or the Exchange Agent for transfer, it shall be cancelled and deemed exchanged for (without interest and after giving effect to any required Tax withholdings as provided in Section 2.10) the portion of the Closing Consideration represented by such Certificate.

(f)Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the Company Stockholders for 180 days after the Effective Time shall be delivered to the Surviving Company. Any Company Stockholder who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company for payment of their respective portion of the Closing Consideration (after giving effect to any required Tax withholdings as provided in Section 2.10) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(g)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Entity, Surviving Company, Parent, the Exchange Agent or any other Person shall be liable to any former Company Stockholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Applicable Legal Requirements.

(g)In the event any Certificate shall have been lost, stolen or destroyed: (i) upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed; and (ii) if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it, the Surviving Entity or the Surviving Company with respect to such Certificate, the Exchange Agent will issue the portion of the Closing Consideration attributable to such Certificate (after giving effect to any required Tax withholdings as provided in Section 2.10).

(h)To the extent that the number of shares of Parent Class A Stock, Parent Class B Stock, or Parent Class C Stock or the amount of cash previously deposited is not sufficient for the Exchange Agent to make prompt payment and delivery of the Closing Consideration for any reason, including Dissenting Shares losing their status as such, then upon demand of the Exchange Agent, Parent shall deposit the number of shares of Parent Class A Stock, Parent Class B Stock, or Parent Class C Stock or such amount of cash, as applicable, sufficient for the Exchange Agent to deliver the Closing Consideration as contemplated by this Agreement.

Section 2.9   Distributions with Respect to Unexchanged Shares of Parent Stock.  No dividends or other distributions declared or paid with a record date after the Effective Time with respect to the Parent Class A Stock, Parent Class B Stock, or Parent Class C Stock shall be paid to any holder of any unsurrendered Certificate until the holder of such Certificate shall surrender such Certificate in accordance with Section 2.8. Subject to escheat, Tax or other Applicable Legal Requirements, following the surrender of any such Certificates, there shall be paid to such holder of whole shares of Parent Class A Stock, Parent Class B Stock, or Parent Class C Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Class A Stock, Parent Class B Stock, or Parent Class C Stock, as applicable, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Class A Stock, Parent Class B Stock, or Parent Class C Stock, as applicable. For purposes of dividends or other distributions in respect of shares of Parent Class A Stock, Parent Class B Stock, or Parent Class C Stock, all whole shares of Parent Class A Stock, Parent Class B Stock, or Parent Class C Stock, as applicable, to be issued pursuant to the Merger shall be entitled to dividends or other distributions pursuant to the immediately preceding sentence as if such whole shares of Parent Class A Stock, Parent Class B Stock, or Parent Class C Stock, as applicable, were issued and outstanding as of the Effective Time.

Section 2.10   Withholding Taxes.  Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Entity, the Surviving Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from amounts payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under Applicable Legal Requirements; provided, that if Parent, Merger Sub I, Merger Sub II, any of their respective Affiliates, or any party acting on their behalf determines that any payment to the Company Stockholders hereunder is subject to deduction and/or withholding, then Parent shall use commercially reasonable efforts to provide notice to the Company as soon as reasonably practicable after such determination and shall use commercially reasonable efforts to cooperate with the Company to minimize any such deduction and/or withholding to the extent permitted by applicable law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.11   Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Merger Sub I and Merger Sub II, the officers and directors or members, as applicable, (or their designees) of the Company, Merger Sub I and Merger Sub II are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.12   Tax Treatment.  For U.S. federal income tax purposes (and for purposes of any applicable state or local Tax that follows the U.S. federal income tax treatment), each party will prepare and file all Tax Returns consistent with the Intended Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Two-Step Merger), and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Each Party shall promptly notify the other party in writing if, before the Closing Date, such Party knows or has reason to believe that the Two-Step Merger may not qualify for the Intended Tax Treatment, in which case the Parties shall work together in good faith to revise the transaction structure in a manner that does qualify for the Intended Tax Treatment.

Section 2.13   Effect on Company Options, Company Restricted Stock Awards and Company RSUs.

(a)Each Company Option that is outstanding as of immediately prior to the Effective Time shall, without any further action on the part of any holder of such Company Option, be substituted by Parent and converted into an option to purchase shares of Parent Class A Stock granted in accordance with the 2021 EIP (each, a “Parent Option”) except that (i) such Parent Option shall provide the right to purchase that whole number of shares of Parent Class A Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time, multiplied by the Option Exchange Ratio applicable to such Company Option, and (ii) the exercise price per share for each such Parent Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Option Exchange Ratio applicable to such Company Option (the exercise price per share, as so determined on an aggregate basis, being rounded to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code. The Parent Options will vest on the same schedule as the vesting schedule set forth in the respective Company Options, and continuous employment with or services provided to the Company or any of its subsidiaries will be credited to the option holder for purposes of determining the vesting of the number of shares of Parent Class A Stock subject to exercise under such holder’s Parent Option after the Effective Time. Aside from the vesting schedule described above in this Section 2.13(a), the Parent Options will be subject to all of the terms and conditions of the 2021 EIP (including exercisability and termination related provisions) and stock option grant agreements for the Parent Options (rather than the terms and conditions of the applicable Company Incentive Plan and stock option grant agreements under which the Company Options were originally granted).

(b)Each Company Restricted Stock Award that is outstanding as of immediately prior to the Effective Time shall, without any further action on the part of any holder of such Company Restricted Stock Award be substituted by Parent and converted into the right to receive shares of Parent Class A Stock granted in accordance with the 2021 EIP (each, a “Parent Restricted Stock Award”) except that such Parent Restricted Stock Award shall provide opportunity to be issued that whole number of shares of Parent Class A Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Restricted Stock Award as of immediately prior to the Effective Time, multiplied by the Restricted Stock Award Exchange Ratio; provided, however, that the conversion of the Company Restricted Stock Awards will be made a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder and any other Applicable Legal Requirements. The Parent Restricted Stock Award will vest on the same schedule as the vesting schedule set forth in the respective Company Restricted Stock Award, and continuous employment with or services provided to the Company or any of its subsidiaries will be credited to the option holder for purposes of determining the vesting of the number of shares of Parent Class A Stock subject to such holder’s Parent Restricted Stock Award after the Effective Time. Aside from the vesting schedule described above in this Section 2.13(b), the Parent Restricted Stock Award will be subject to all of the terms and conditions of the 2021 EIP and agreements (including repurchase provisions) for the Parent Restricted Stock Award (rather than the terms and conditions of the applicable Company Incentive Plan and agreements under which the Company Restricted Stock Award were originally issued).

(c)Each Company RSU that is outstanding as of immediately prior to the Effective Time shall, without any further action on the part of any holder of such Company RSU be substituted by Parent and converted into a restricted stock unit representing the opportunity to be issued shares of Parent Class A Stock granted in accordance with the 2021 EIP (each, a “Parent RSU”) except that such Parent RSU shall provide opportunity to be issued that whole number of shares of Parent Class A Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time, multiplied by the RSU Exchange Ratio; provided, however, that the conversion of the Company RSUs will be made in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder. The Parent RSUs will vest on the same schedule as the vesting schedule set forth in the respective Company RSUs, and continuous employment with or services provided to the Company or any of its subsidiaries will be credited to the option holder for purposes of determining the vesting of the number of shares of Parent Class A Stock subject to issuance under such holder’s Parent RSU after the Effective Time. Aside from the vesting schedule described above in this Section 2.13(c), the Parent RSUs will be subject to all of the terms and conditions of the 2021 EIP (including settlement related provisions) and agreements for the Parent RSUs (rather than the terms and conditions of the applicable Company Incentive Plan and agreements under which the Company RSUs were originally granted).

(d)The Company shall take all necessary actions to effect the treatment of Company Options, Company Restricted Stock Awards and Company RSUs pursuant to Sections 2.13(a), 2.13(b) and 2.13(c) in accordance with the applicable Company Incentive Plan and the applicable award agreements and to ensure that no Parent Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3 or Form S-4) of Parent. The board of directors of the Company shall amend the Company Incentive Plans and take all other necessary actions, effective as of immediately prior to the Closing, in order to (i) provide that the unallocated share reserve remaining under the 2015 Plan as of the Closing Date (including any shares subsequently returned to such share reserve as a result of the termination of awards issued under the 2015 Plan) shall be included in the share reserve under the 2021 EIP, in accordance with the terms thereof, and (ii) provide that no new Company Options, Company Restricted Stock Awards or Company RSUs or any other form of award will be granted or issued under any Company Incentive Plan following the Closing. Prior to the Effective Time, the Company shall deliver to each holder of a Company Option, Company Restricted Stock Awards or Company RSU a notice, in a form reasonably acceptable to Parent, setting forth the effect of the Merger on such holder’s Company Options, Company Restricted Stock Awards and Company RSUs and describing the treatment of such Company Options, Company Restricted Stock Awards and Company RSUs in accordance with this Section 2.13. The Company shall provide Parent with drafts of, and a reasonable opportunity to review and comment upon, all notices, resolutions and other written actions or communications as may be required to give effect to the provisions of this Section 2.13.

(e)Parent shall take all actions that are necessary for the substitution and conversion of the Company Options, Company Restricted Stock Awards and Company RSUs pursuant to Sections 2.13(a), 2.13(b) and 2.13(c). If registration of the Parent Options, Parent Restricted Stock Awards or Parent RSUs is required under the Securities Act, Parent shall file, as promptly as practicable after the date that is sixty (60) days after the Form 8-K announcing the Closing is filed (or any such earlier date permitted by Applicable Legal Requirements), a registration statement on Form S-8 with respect to such Parent Options, Parent Restricted Stock Awards and Parent RSUs, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the applicable Parent Options, Parent Restricted Stock Awards and Parent RSUs remain outstanding and such registration of the shares of Parent Class A Stock issuable thereunder continues to be required.

(f)For the avoidance of doubt, the aggregate number of Parent Options, Parent Restricted Stock Awards or Parent RSUs to be issued in substitution of equity awards contemplated by Sections 2.13(a), 2.13(b) and 2.13(c) shall be in addition to and will not reduce the post-Closing equity pool under the 2021 EIP.

Section 2.14   Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock or Company Preferred Stock outstanding immediately prior to the Effective Time and held by a Company Stockholder who has not voted in favor of the Merger or consented thereto in writing or by electronic transmission and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Closing Consideration and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (i) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (ii) the holders of Dissenting Shares shall be entitled to only such rights as may be granted to him, her or it under the DGCL. If any such Company Stockholder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such Dissenting Shares under Section 262 of the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall only represent the right to receive the Closing Consideration upon the surrender of such shares in accordance with this Article II. The Company shall give Parent reasonably prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock or Company Preferred Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the letter dated as of the date of this Agreement delivered by the Company to Parent, Merger Sub I and Merger Sub II prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent, Merger Sub I and Merger Sub II as of the date hereof and as of the Closing Date as follows:

Section 3.1   Organization and Qualification.  The Company is a corporation duly incorporated, validly existing and in good standing under the Applicable Legal Requirements of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to the Group Companies, taken as a whole. The Company is duly licensed or qualified to do business in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Company Material Adverse Effect. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company as amended and currently in effect, have been made available to Parent or its representatives.

Section 3.2   Company Subsidiaries.

(a)The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 3.2(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Each Company Subsidiary has been duly formed or organized and is validly existing under the Applicable Legal Requirements of its respective jurisdiction of incorporation or organization and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company has previously provided to Parent or its representatives true and complete copies of the Charter Documents of the Company Subsidiaries, as amended and currently in effect.

(b)Except as set forth on Schedule 3.2(b) of the Company Disclosure Letter, each Company Subsidiary is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which it is conducting business, or the operation, ownership or leasing of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Company Material Adverse Effect.

Section 3.3   Capitalization.

(a)As of May 31, 2021, the authorized capital stock of the Company consists of: (i) 500,000,000 shares of Class A Common Stock, of which 5,074,841 shares are issued and outstanding as of the date of this Agreement; (ii) 500,000,000 shares of Class B Common Stock, of which 34,397,609 shares are issued and outstanding as of the date of this Agreement; (iii) 25,000,000 shares of Class C Common Stock, of which 21,170,037 shares are issued and outstanding as of the date of this Agreement; (iv) 3,800,515 shares of Series A-1 Preferred Stock, par value $0.001, of the Company (“Series A-1 Preferred Stock”), of which 3,800,515 shares are issued and outstanding as of the date of this Agreement; (v) 3,500,000 shares of Series A Preferred Stock, par value $0.001, of the Company (“Series A Preferred Stock”), of which 3,500,000 shares are issued and outstanding as of the date of this Agreement; (vi) 4,401,242 shares of Series B Preferred Stock, par value $0.001, of the Company (“Series B Preferred Stock”), of which 4,401,242 shares are issued and outstanding as of the date of this Agreement; and (vii) 5,024,637 shares of Series C Preferred Stock, par value $0.001, of the Company (“Series C Preferred Stock”), of which 5,024,637 shares are issued and outstanding as of the date of this Agreement; (viii) 2,412,718 shares of Series D Preferred Stock, par value $0.001, of the Company (“Series D Preferred Stock”), of which 2,412,718 shares are issued and outstanding as of the date of this Agreement; (ix) 1,605,982 shares of Series E Preferred Stock, par value $0.001, of the Company (“Series E Preferred Stock”), of which 1,605,982 shares are issued and outstanding as of the date of this Agreement; (x) 4,440,498 shares of Series F Preferred Stock, par value $0.001, of the Company (“Series F Preferred Stock”), of which 4,440,498 shares are issued and outstanding as of the date of this Agreement; (xi) 4,440,498 shares of Series F-1 Preferred Stock, par value $0.001, of the Company (“Series F-1 Preferred Stock”), of which 0 shares are issued and outstanding as of the date of this Agreement; (xii) 4,440,498 shares of Series G Preferred Stock, par value $0.001, of the Company (“Series G Preferred Stock”), of which 4,440,498 shares are issued and outstanding as of the date of this Agreement; and(vi) 4,440,498 shares of Series G-1 Preferred Stock, par value $0.001, of the Company (“Series G-1 Preferred Stock” and, together with the Series A-1 Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series F-1 Preferred Stock, and Series G Preferred Stock, the “Company Preferred Stock”), of which 0 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Each share of Company Common Stock and Company Preferred Stock has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; (B) the Company’s Charter Documents; and (C) if applicable, the applicable Company Incentive Plan. Schedule 3.3(a) of the Company Disclosure Letter contains a true, complete and correct list of all Company Common Stock and Company Preferred Stock owned by each Company Stockholder, and the respective class(es) thereof. No direct or indirect subsidiary of Company owns any Company Common Stock or Company Preferred Stock.

(b)Schedule 3.3(b)(i) of the Company Disclosure Letter contains a true, complete and correct list as of May 31, 2021 of each outstanding Company Option, Company Restricted Stock Award and Company RSU, including the name of each holder of any Company Option, Company Restricted Stock Award and Company RSU granted under any Company Incentive Plan, the Company Incentive Plan which the award granted, the number of Company Options, Company Restricted Stock Awards and Company RSUs held by each holder, the date of grant, the type of award (including an indication as to whether a Company Option is a nonqualified stock option or an incentive stock option), the expiration date or term, the number of vested and unvested shares underlying the award, the class of shares underlying such Company Options, Company Restricted Stock Awards and Company RSUs, the vesting schedule of any Company Options, Company Restricted Stock Award and Company RSUs (including any acceleration provisions and the vesting commencement date), the details on any special acceleration or lapse rights (including specifically noting the number of shares subject to the award that are expected to accelerate in connection with the Transactions) and any special post-termination exercise periods, and, with respect to each Company Option, the applicable exercise price, whether or not it has an “early exercise” feature and the number and class of unvested shares of restricted stock subject of each exercised Company Option which are Company Restricted Stock Awards. Each Company Option, Company Restricted Stock Award and Company RSU (i) was granted in compliance in all material respects with all Applicable Legal Requirements and all of the terms and conditions of the applicable Company Incentive Plan pursuant to which it was issued and has been properly accounted for in all material respects in accordance with GAAP, (ii) has a grant date identical to the date on which the board of directors of the Company approved such Company Option, Company Restricted Stock Award or Company RSU, as applicable, and (iii) was granted pursuant to terms of the relevant award agreement, as set forth in the list referenced in the first sentence of this Section 3.3(b), a standard form of which the Company has made available to Parent. Each Company Option has an exercise price at least equal to the fair market value of a share of Class A Common Stock or Class B Common Stock, as applicable, on the date of grant. No Company Option has had its exercise date or grant date “back-dated” or materially delayed. Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. Each Company Option or Company RSU is in compliance with Section 409A of the Code. Other than the Company Options, Company Restricted Stock Awards and the Company RSUs granted under one of the Company Incentive Plans, there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit or other equity-based compensation award or similar rights with respect to the Company and there are no securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any capital stock of, or other securities or ownership interests in the Company. Except as set forth on Schedule 3.3(b)(ii), the Company has not granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Company Common Stock or Company Preferred Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Common Stock or Company Preferred Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except for this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings with respect to the shares of Company Common Stock or Company Preferred Stock.

(c)The outstanding shares of capital stock (or other equity interests) of each of the Company Subsidiaries have been duly authorized and validly issued and (if applicable) are fully paid and nonassessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights. The Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock (or other equity interests) of such Company Subsidiaries free and clear of any Liens other than (i) as may be set forth on Schedule 3.3(c); (ii) for any restrictions on sales of securities under applicable securities laws; and (iii) Permitted Liens. There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (or other equity interests) of such Company Subsidiaries, any other commitments or agreements providing for the issuance of additional shares (or other equity interests), the sale of treasury shares, or for the repurchase or redemption of such Company Subsidiaries’ shares of capital stock (or other equity interests), or any agreements of any kind which may obligate any Company Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other equity interests). Except for the equity interests of the Company Subsidiaries set forth on Schedule 3.2(a) of the Company Disclosure Letter and as otherwise set forth on Schedule 3.3(c) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(d)Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(e)Neither the Company nor any Company Subsidiary is party to any Contract limiting the ability of the Company or any Company Subsidiaries to make any payments, directly or indirectly, by way of dividends, advances, repayments of loans or advances, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments or any other Contract that restricts the ability of the Company or any Company Subsidiary to make any payment, directly or indirectly, to its stockholders.

Section 3.4   Due Authorization.  The Company has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions (including the Merger), in each case, subject to receipt of the Company Stockholder Approval and the consents, approvals, authorizations and other requirements described in Section 3.5. Subject to receipt of the Company Stockholder Approval, the execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Merger) have been, or in the case of any Transaction Agreements to be executed at or in connection with the Closing, will be duly and validly authorized by all requisite action, including approval by the board of directors of the Company and, following receipt of the Company Stockholder Approval, the Company Stockholders as required by the DGCL, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of each of Parent, Merger Sub I and Merger Sub II) constitute or will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 3.5   No Conflict; Governmental Consents and Filings.

(a)Except as set forth on Schedule 3.5(a) of the Company Disclosure Letter, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3.5(b), the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Transaction Agreements to which the Company is a party by the Company do not and will not: (i) violate any provision of, or result in the breach of, any Applicable Legal Requirement to which any of the Group Companies is subject or by which any property or asset of any of the Group Companies is bound; (ii) conflict with or violate the Charter Documents of any of the Group Companies; (iii) violate any provision of or result in a breach, default or acceleration of, require a consent under, or create any right to payment under any Company Material Contract, or terminate or result in the cancellation or termination of (or the right of termination of) any Company Material Contract, or result in the creation of any Lien under any Company Material Contract upon any of the properties or assets of any of the Group Companies, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien; or (iv) result in a violation or revocation of any required Approvals, except to the extent that the occurrence of any of the foregoing items set forth in clauses (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Company Material Adverse Effect.

(b)Assuming the truth and completeness of the representations and warranties of Parent contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Transaction Agreements to which it is a party or the consummation by the Company of the Transactions (including the Merger), except for: (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any similar foreign Applicable Legal Requirements; (ii) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have a Company Material Adverse Effect; (iii) compliance with any applicable requirements of the securities laws; (iv) as otherwise disclosed on Schedule 3.5(b); and (v) the filing of the Certificate of Merger in accordance with the DGCL.

Section 3.6   Legal Compliance; Approvals.

(a)Other than as disclosed in Schedule 3.6 of the Company Disclosure Letter, each of the Group Companies has during the past three years complied with, and is not currently in violation of, any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Group Companies, taken as a whole. To the Knowledge of the Company, no written or oral notice of non-compliance with any Applicable Legal Requirements has been received during the past three years by any of the Group Companies, except for such notices which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Group Companies, taken as a whole.

(b)Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.7   Financial Statements.

(a)The Company has previously provided to Parent: (i) the audited balance sheets and statements of operations and comprehensive loss, changes in equity and cash flows of the Company for the twelve- month periods ended December 31, 2020 and 2019 together with the auditor’s reports thereon (the “Audited Financial Statements”); and (ii) an unaudited balance sheet and statements of operations and comprehensive loss and cash flows of the Company as of and for the 4-month period ended April 30, 2021 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the financial position and results of operations of the Company as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except in the case of the Interim Financial Statements for the absence of footnotes and other presentation items and for normal year-end adjustments).

(b)The Company has established and maintained a system of internal controls. To the Knowledge of the Company, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. Other than as disclosed in Schedule 3.7(b) of the Company Disclosure Letter, within the past three years, the Company (including the

Company’s personnel and independent accountants who participated in the preparation or review of financial statements or the internal accounting controls employed by the Company) has not identified nor been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves management of the Company or any personnel involved in financial reporting or (iii) any written claim or allegation regarding any of the foregoing. The financial statements of the Company, when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.1(a)(ii), will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date.

(c)There are no outstanding loans or other extensions of credit made by any Group Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the any Group Companies.

Section 3.8   No Undisclosed Liabilities.  Other than as disclosed in Schedule 3.8 of the Company Disclosure Letter, there is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of any of the Group Companies of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Group Companies; (c) incurred in connection with the transactions contemplated by this Agreement; or (d) which would not, individually or in the aggregate, be material to the Group Companies, taken as a whole.

Section 3.9   Absence of Certain Changes or Events.  Other than as disclosed in Schedule 3.9 of the Company Disclosure Letter, and except as contemplated by this Agreement, since December 31, 2020 through the date of this Agreement, except as required to respond to Pandemic Measures, each of the Group Companies has conducted its business in the ordinary course consistent with past practice and there has not been: (a) any Company Material Adverse Effect; (b) any purchase, redemption or other acquisition by the Company of any of the shares of Company Common Stock, Company Preferred Stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such Company Common Stock, Company Preferred Stock or other securities, other than pursuant to the terms of a Company Option, Company Restricted Stock Award or Company RSU; (c) any split, combination or reclassification of any of the shares of Company Common Stock or Company Preferred Stock; (d) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or Applicable Legal Requirements; (e) any change in the auditors of the Company; (f) any issuance of shares of Company Common Stock or Company Preferred Stock, other than in connection with the exercise of a Company Option or settlement of a Company RSU; (g) any revaluation by the Company of any of its assets, including any sale of assets of the Company other than with respect to sales in the ordinary course of business; (h) incurred, created or assumed any Indebtedness other than as expressly permitted hereunder or (i) any action taken or agreed upon by any of the Group Companies that would be prohibited by Section 5.1 (other than clauses (a), (c), (d), (i) and, to the extent related to the foregoing clauses, (q) thereof) if such action were taken on or after the date hereof without the consent of Parent.

Section 3.10   Litigation.  Except as set forth on Schedule 3.10 of the Company Disclosure Letter or as would not be material to the Group Companies, taken as a whole, as of the date hereof, there are: (a) no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceedings against any of the Group Companies or any of its properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such; (b) no pending or, to the Knowledge of the Company, threatened in writing, audits, examinations or investigations by any Governmental Entity against any of the Group Companies with regard to their actions as such; (c) no pending or threatened in writing Legal Proceedings by any of the Group Companies against any third party; (d) no settlements or similar agreements that imposes any material ongoing obligations or restrictions on any of the Group Companies; and (e) no Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon any of the Group Companies or any of their respective properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such.

Section 3.11   Company Benefit Plans.

(a)Schedule 3.11(a)(i) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan, including all employment agreements, contracts or offer letters unless any such arrangement is in a form substantially similar to a form of employment agreement, contract or offer letter identified on Schedule 3.11(a) of the Company Disclosure Letter (which schedule includes a general description of groups of employees that have entered into agreements on such forms). “Company Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and each other retirement, supplemental retirement, deferred compensation, employment, consulting, bonus, incentive, compensation, equity purchase, employee stock ownership, equity, equity-based, phantom-equity, profit-sharing, severance, pension, termination protection, change in control, retention, employee loan, post-employment welfare, retiree medical or life insurance, educational, employee assistance, fringe benefit and each other employee benefit plan, policy, practice, agreement, program or arrangement, whether or not subject to ERISA, whether formal or informal, oral or written, (i) which any Group Company has entered into, sponsors, maintains or contributes to (or has an obligation to contribute to), (ii) under which any current or former employees individual who provides services and is compensated as an individual independent contractor or director of any Group Company has any present or future rights to benefits, or (iii) with respect to which any Group Company has any direct or indirect present or future liability (including on account of its affiliation with an ERISA Affiliate). Schedule 3.11(a)(ii) of the Company Disclosure Letter separately identifies each such Company Benefit Plan that is not subject to United States laws maintained primarily in respect of any current or former employee, individual who provides services and is compensated as an individual independent contractor or director of any Group Company who are located outside of the United States (a “Foreign Benefit Plan”) and the non-U.S. jurisdiction applicable to each Foreign Benefit Plan.

(b)With respect to each such Company Benefit Plan set forth on Schedule 3.11(a) of the Company Disclosure Letter, the Company has made available to Parent or its representatives copies of (or, to the extent no such copy exists, an accurate description of), as applicable: (i) such Company Benefit Plan, or the applicable form listed on Schedule 3.11(a) of the Company Disclosure Letter, and any trust agreement or other funding vehicle relating to such plan; (ii) the most recent summary plan description for such Company Benefit Plan for which such summary plan description is required and any summary of material modification; (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the U.S. Department of Labor with respect to such Company Benefit Plan (if applicable); (iv) the most recent audited financial statements, and actuarial or other valuation reports (if applicable); (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan; and (vi) any material non-routine correspondence with any Governmental Entity regarding any Company Benefit Plan during the past three years.

(c)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole:

(i)each Company Benefit Plan has been established, administered, funded, maintained, operated and/or terminated in accordance with its terms and all Applicable Legal Requirements, including ERISA and the Code;

(ii)all benefits, contributions, premiums, and payments required to be made with respect to any Company Benefit Plan have been timely made or paid in full or, to the extent not required to be made or paid in full, have been accrued and reflected on the Company’s financial statements to the extent required by GAAP;

(iii)no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Company Benefit Plan and there has been no breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan and no such breach is reasonably expected to occur;

(iv)no event has occurred, and to the Knowledge of the Company, no condition exists that would subject any Group Company, either directly or indirectly, to any tax, fine, lien, penalty or other liability or obligation imposed by ERISA, the Code or other Applicable Legal Requirements; and

(v)the Group Companies have complied with the Patient Protection and Affordable Care Act with respect to the Company Benefit Plans.

(d)Each such Company Benefit Plan which is intended to be tax qualified under Section 401(a) of the Code is so qualified and: (i) (A) has received a favorable determination or opinion letter as to its qualification; or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and (ii) the related trust and any trusts intended to be exempt from federal taxation under the Code are so exempt. Nothing has occurred and no facts, conditions or circumstances exist that would reasonably be expected to result in the loss of such qualification or exemption under Applicable Legal Requirements.

(e)No Group Company nor any of their respective ERISA Affiliates has, within the past six years, sponsored, contributed to, been obligated to contribute to, or has any current or contingent liability in respect of (i) a multiemployer plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code), (ii) any benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code or (in each case) equivalent local law, (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (v) a non-US pension plan.

(f)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, with respect to any Company Benefit Plan or their administrators or fiduciaries: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course), audits, inquiries, investigations, proceedings are pending or, to the Knowledge of the Company, threatened relating to or otherwise in connection with any Company Benefit Plan, the assets of any of the trusts under such plans or the plan sponsor or administrator, or against any fiduciary of any Company Benefit Plan with respect to the operation thereof; and (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits, claims, audits, inquiries, investigations, or proceedings.

(g)None of the Company Benefit Plans provides for, and the Group Companies have no liability in respect of, in each case, post-retiree or post-employment health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Applicable Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(h)Neither the execution and delivery of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions will or could reasonably be expected to, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of any Group Company under any Company Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, contractor or director of any Group Company under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any payments, amounts and/or benefits to any current or former employee, contractor or director of any Group Company under any Company Benefit Plan; or (iv) result in any limit on the right to merge, amend or terminate or receive a reversion of assets from any Company Benefit Plan or related trust.

(i)Neither the execution and delivery of this Agreement, shareholder approval of this Agreement nor the consummation of the Transactions shall result in a change in ownership or control of the Company as defined in Section 280G(b)(1) of the Code.

(j)No Group Company has any obligation to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A, 105(h) or 4999 of the Code or otherwise.

(k)Each Company Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects.

(l)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Foreign Benefit Plan has been established, maintained, and administered in all material respects in accordance with its terms and all Applicable Legal Requirements, and, if intended to qualify for special tax treatment, meets all the requirements for such treatment and there are no existing circumstances or events that have occurred that could reasonably be expected to adversely affect such special tax treatment; (ii) all employer and employee contributions to each Foreign Benefit Plan required by its terms or any Applicable Legal Requirements have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Foreign Benefit Plan have been timely paid in full; (iii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions for such Foreign Benefit Plan, and no transactions contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iv) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 3.12   Labor Relations.

(a)The Company has made available to the Parent a complete list of all employees of the Group Companies as of the date of this Agreement and, as applicable, their classification as exempt or non-exempt under the Fair Labor Standards Act, employer, title and/or job description, job location (city and state) and base compensation and any bonuses paid with respect to the 2020 fiscal year; provided that, to the extent applicable privacy or data protection Applicable Legal Requirements would prohibit the disclosure of certain personally identifiable information without an individual’s consent, the Company Disclosure Letter shall provide such information in de-identified form in compliance with Applicable Legal Requirements. As of the date of this Agreement, to the Knowledge of the Company upon due inquiry, all employees of the Group Companies are legally permitted to be employed by the Group Companies in the jurisdiction in which such employees are employed in their current job capacities.

(b)Except as set forth on Schedule 3.12(b) of the Company Disclosure Letter, no Group Company is a party to or negotiating any collective bargaining agreement with respect to employees of any Group Company. Except as set forth on Schedule 3.12(b) of the Company Disclosure Letter, during the past three years, (i) no labor union or other labor organization, or group of employees of any Group Company, has made a written demand for recognition or certification with respect to any employees of any Group Company, (ii) there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any similar labor relations tribunal or authority and (iii) to the Knowledge of the Company, there have been no pending or threatened union organizing activities with respect to employees of any Group Company.

(c)Except as set forth on Schedule 3.12(c) of the Company Disclosure Letter and as would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole, during the past three years, there have been no strikes, work stoppages, slowdowns, lockouts, picketing, handbilling, or concerted refusals to work, or any arbitrations, or material grievances or other labor disruptions or disputes (including unfair labor practice charges, grievances, or complaints) pending, or, to the Knowledge of the Company, threatened against or involving any Group Company or any of their respective employees.

(d)As of the date hereof, there are no, and in the past three years, there have been no, complaints, charges or claims against any of the Group Companies pending or, to Knowledge of the Company, threatened before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, terms and conditions of employment, termination of employment or failure to employ by any Group Company, of any individual or group or class of individuals, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(e)The Group Companies are, and in the past three years, have been, in compliance in all material respects with all Applicable Legal Requirements relating to the employment of labor, including all such Applicable Legal Requirements relating to wages and hours (including wage payment, minimum wage and overtime), hours of work, child labor, discrimination, harassment, and retaliation, civil rights, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, fair employment practices, employment equity and equal employment opportunity, the federal Worker Adjustment and Retraining Notification Act and any similar state, local, or foreign “mass layoff” or “plant closing” Applicable Legal Requirement (collectively, “WARN”), collective bargaining, unfair labor practices, occupational health and safety, disability, employee benefits, workers’ compensation, background checks, paid and unpaid leave, and immigration, except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. With respect to the Group Companies, (i) there has been no “mass layoff” or “plant closing” (as defined by WARN) within the six months prior to the date of this Agreement and no such events are reasonably expected to occur within the next six (6) months, (ii) there have been no employee furloughs or other work reductions that may be subject to WARN if such furlough or work reduction remains in place for a time period set by WARN and (iii) no Group Company has caused any of its employees to suffer an “employment loss” (as defined by WARN) during the 90-day period prior to the date of this Agreement. No Group Company has incurred any material liability or obligation under WARN, nor will they incur any material liability under WARN prior to closing.

(f)Except as set forth on Schedule 3.12(f) of the Company Disclosure Letter and as would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole, during the past three years, (i) each of the Group Companies has withheld all amounts required by Applicable Legal Requirements or by agreement to be withheld from the wages, salaries and other payments that have become due and payable to employees; (ii) no Group Company has been liable for any arrears of wages, compensation or related Taxes, penalties, or other sums with respect to its employees; (iii) each of the Group Companies has paid in full to all employees and individual independent contractors all wages, salaries, fees, commissions, bonuses and other compensation due and payable to or on behalf of such employees and such individual independent contractors; and (iv) to the Knowledge of the Company, each individual who, in the past three years, has provided or is providing services to any Group Company, has been properly classified under all Applicable Legal Requirements related to wages and hours and Tax as (x) an independent contractor, consultant, leased employee, or other non-employee service provider, (y) a non-exempt employee or (z) an exempt employee.

(g)Except as have not, or would not reasonably be expected to, result in material liabilities to the Group Companies, taken as a whole, during the past three years, (i) there have been no employment discrimination, harassment (including sexual harassment) or retaliation allegations raised, brought, threatened, or settled relating to any officer or director of any Group Company involving or relating to his or her services provided to the Group Companies, and (ii) no officer or director has been or is being investigated, or is subject to any disciplinary action, in connection with any misconduct, or cover-up of misconduct, related to discrimination, harassment or retaliation. The policies and practices of the Group Companies comply in all material respects with all federal, state, and local Applicable Legal Requirements concerning employment discrimination, harassment and retaliation, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Group Companies have investigated all written allegations of sexual harassment or other discrimination, harassment, retaliation or policy violation by employees of the Company in the past three years. With respect to each such written allegation with potential merit, the Group Companies have taken prompt corrective action that is reasonably calculated to prevent further improper conduct. None of the Group Companies reasonably expects any material liability with respect to any such written allegations and to the Knowledge of the Company, is not aware as of the Agreement Date of any allegations relating to officers or directors of the Group Companies that, if known to the public, would result in a Company Material Adverse Effect.

(h)Except as would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole, during the past three years, (i) no Group Company has been party to any proceeding, order, dispute, claim or settlement involving any joint employer or co-employer causes of action by any individual who was employed or engaged by a third party and providing services to any Group Company; and (ii) no Group Company has been deemed to be, or to the Knowledge of the Company alleged to be, in a joint-employment, co-employment, or similar relationship with any third party, with respect to any of the Group Company’s employees or individual independent contractors.

(i)The execution and delivery of this Agreement and the other Transaction Agreements and the performance of this Agreement and the Transactions do not require the Company to seek or obtain any consent, engage in consultation with, or issue any notice to any unions or labor organizations.

(j)Other than as disclosed in Schedule 3.12(j) of the Company Disclosure Letter, no employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred since March 1, 2020, or is currently contemplated, planned or announced, including as a result of COVID-19 or any Applicable Legal Requirement, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. Except as would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole, the Group Companies have not otherwise experienced any employment-related liability with respect to or arising out of COVID-19 or any Applicable Legal Requirement, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including, but not limited to, Pandemic Measures. The Group Companies have complied, and remain in compliance with, all Applicable Legal Requirements, Orders, directives, guidelines and recommendations promulgated by any Governmental Entity in connection with or in response to COVID-19, in each case, in all material respects.

Section 3.13   Real Property; Tangible Property.

(a)Schedule 3.13(a) of the Company Disclosure Letter lists, as of the date of this Agreement, all real property owned by the Group Companies (the “Owned Real Property”). The Company or one of the Company Subsidiaries has good and marketable fee simple title to all Owned Real Property, subject only to any Permitted Liens.

(b)Schedule 3.13(b) of the Company Disclosure Letter lists, as of the date of this Agreement, all material real property leased by the Group Companies (the “Leased Real Property”). The Company or one of the Company Subsidiaries has a valid, binding and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property and each of the leases, lease guarantees, agreements and documents related to any Leased Real Property, including all amendments, terminations and modifications thereof (collectively, the “Company Real Property Leases”), is in full force and effect. The Company has made available to Parent true, correct and complete copies of all material Company Real Property Leases. None of the Group Companies is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default, except for such breaches or defaults as would not individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. None of the Group Companies has received written notice from, or given any written notice to, any lessor of such Leased Real Property of, nor is there any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property. No party to any Company Real Property Lease has exercised any termination rights with respect thereto.

(c)The Company or one of the Company Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets or personal property, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible assets or personal property (together with the Intellectual Property rights and contractual rights) of the Group Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Group Companies, taken as a whole.

Section 3.14   Taxes.

(a)All income and other material Tax Returns required to be filed by (or with respect to) the Group Companies have been timely filed (after giving effect to any valid extensions) in each jurisdiction in which any Group Company is required to file Tax Returns, and all such Tax Returns are true, correct and complete in all material respects.

(b)All Taxes with respect to the Group Companies that are due and payable (whether or not shown on any Tax Return) have been duly and timely paid, and all material Taxes incurred but not yet due and payable (i) for periods covered by the Financial Statements have been accrued and adequately disclosed on the Financial Statements of the Group Companies in accordance with GAAP, and (ii) for periods not covered by the Financial Statements have been accrued on the books and records of the Group Companies.

(c)The Group Companies have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all Taxes, and all Taxes required by Applicable Legal Requirements to be withheld by the Group Companies have been duly and timely withheld and paid over to the appropriate Governmental Entity.

(d)No deficiency for any Taxes has been asserted or assessed by any Governmental Entity in writing against any Group Company (nor to the Knowledge of the Company is there any), which deficiency has not been paid, resolved, or being contested in good faith in appropriate Legal Proceedings and for which sufficient reserves have been established on the Financial Statements in accordance with GAAP. No audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against any Group Company with respect to any Taxes due from such entities (and, to the Knowledge of the Company, no such audit is pending or contemplated). No adjustment relating to any Tax Returns filed by any Group Company has been proposed in writing by any Governmental Entity.

(e)There are no liens for Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f)There are no agreements or arrangements relating to the sharing, allocation or indemnification of Taxes (each, a “Tax Sharing Agreement”) under which any Group Company could be liable after the Closing Date for the Tax liability of any Person other than one or more of the Group Companies, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes. No power of attorney that has been granted by any Group Company with respect to a Tax matter is currently in effect and would remain in effect after the Closing.

(g)None of the Group Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Closing Date) or (ii) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger or the Two-Step Merger.

(h)None of the Group Companies has entered into a “listed transaction” as defined in Section 6707A of the Code and Treasury Regulation Section 1.6011-4(b) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(i)No Group Company: (i) has any liability for the Taxes of another Person (other than another Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Legal Requirement) or as a transferee or a successor; or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Company (or another Group Company).

(j)No Group Company has consented to waive or extend the time in which any Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which extension is still in effect, and no written request for any such waiver or extension is currently pending.

(k)No Group Company has a permanent establishment in any country other than the country of its organization or has been subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file an income Tax Return and does not file such Tax Return.

(l)No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing; (ii) any change in method of accounting on or prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax Legal Requirements); (iii) other than in the ordinary course of business a prepaid amount received or deferred revenue recognized on or prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local Tax Legal Requirements) that occurred or existed prior to the Closing; (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Legal Requirements entered into prior to the Closing; (vi) an inclusion under Section 965 of the Code; (vii) election under Section 108(i) of the Code (or any similar or corresponding provision of state, local or non-U.S. Applicable Legal Requirements), or (viii) any Pandemic Measures (including, without limitation, the CARES Act).

(m)The Company is not, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n)No claim has been made in writing (nor to the Knowledge of the Company is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which any Group Company does not file Tax Returns that is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(o)None of the Group Companies is a party to any joint venture, partnership or other arrangement or contract treated as a partnership for U.S. federal income tax purposes.

(p)None of the Group Companies has deferred the payment of Tax or the recognition of taxable income or gain as result of any Pandemic Measures (including, without limitation, the CARES Act).

(q)None of the Group Companies and any Key Company Stockholder has taken any action, and, to the Knowledge of the Company, does not know of any circumstance, that would prevent the Two-Step Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.15   Environmental Matters.  Each of the Group Companies is, and for the past three years, in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to be material to the Group Companies taken as a whole. The Group Companies have obtained, hold, are, and for the past three years have been, in material compliance with all permits required under applicable Environmental Laws to permit the Group Companies to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Group Companies as currently conducted, except where the absence of, or failure to be in material compliance with, any such permit would not reasonably be expected to be material to the Group Companies, taken as a whole. There are no written claims or notices of violation pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies alleging violations of or liability under any Environmental Law, except for any such claim or notice that would not reasonably be expected to be material to the Group Companies. Neither the Group Companies nor, to the Knowledge of the Company, any other Person has disposed of or released any Hazardous Material at, on or under the any facility currently or formerly owned or operated by any of the Group Companies or any third- party site, in each case in a manner that would be reasonably likely to give rise to a material liability of the Group Companies for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under any Environmental Laws. None of the Group Companies has agreed to indemnify any Person or assumed by Contract the liability of any third party arising under Environmental Law. The Group Companies have made available to Parent copies of all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of, or conducted by, the Group Companies with respect to compliance or liabilities under Environmental Law.

Section 3.16   Brokers; Third Party Expenses.  No broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which Parent or any of the Group Companies would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by any of the Group Companies or any of their Affiliates.

Section 3.17   Intellectual Property.

(a)Schedule 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each (i) issued Patent and Patent application, (ii) registered Trademark and application for Trademark registration, (iii) registered Copyright and application of Copyright Registration, and (iv) internet domain name and social media handles, which any of the Group Companies has (or purports to have) an ownership interest, individually or jointly with others, or an exclusive license or similar exclusive right in any field or territory, whether in the United States or internationally (collectively, “Registered Intellectual Property”) (in each case setting forth the applicable jurisdiction, title, application and registration or serial number and date, and record owner). Each item of Registered Intellectual Property is subsisting, and, to the Knowledge of the Company, valid (or validly applied for) and enforceable. All the necessary filing, renewal, and maintenance fees with respect to Registered Intellectual Property have been timely paid and no such fees are outstanding, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(b)The Company or one of the Company Subsidiaries owns, or has the right to use pursuant to a valid and enforceable license, sublicense, or other written agreement all Intellectual Property used in or necessary for the conduct and operation of the business of the Group Companies, as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Other than as disclosed in Schedule 3.17(b) of the Company Disclosure Letter, the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property free and clear of all Liens (other than Permitted Liens).

(c)The Group Companies, the Owned Intellectual Property, and the conduct and operation of the business of the Group Companies as presently conducted (including the creation, licensing, marketing, publication, use, display, importation, offering for sale, sale, or use of the products and services of the business of the Group Companies) have not infringed, misappropriated or otherwise violated in the past three years ending on the date hereof, and are not currently infringing, misappropriating or otherwise violating any Intellectual Property of any Person, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. None of the Group Companies has received from any Person in the past three years ending on the date hereof any written notice, complaint or claim (i) of any infringement, misappropriation or other violation of any Intellectual Property of any Person or (ii) contesting the use, ownership, validity or enforceability of any of the Owned Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. To the Knowledge of the Company, in the past three years ending on the date hereof, no other Person has infringed, misappropriated or violated, or is infringing, misappropriating or violating, any Intellectual Property of any of the Group Companies, and no such claims have been made in writing against any Person by any of the Group Companies in the past three years ending on the date hereof, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. None of the Owned Intellectual Property is subject to any pending or outstanding Order, settlement, consent order or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any Owned Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(d)No past or present director, officer or employee of any of the Group Companies owns (or has any ownership interest, in or to) any material Owned Intellectual Property. Each of the present employees, consultants and independent contractors of the Group Companies who are engaged in creating or developing for or on behalf of such Group Company any material Owned Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a written agreement, pursuant to which such Person has: (i) agreed to hold all confidential information of such Group Company in confidence both during and after such Person’s employment or retention, as applicable; and (ii) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all Owned Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, there is no material uncured breach by any such Person with respect to material Owned Intellectual Property under any such agreement.

(e)Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all material Trade Secrets constituting Owned Intellectual Property and all material Trade Secrets of any Person to whom any Group Company has a contractual confidentiality obligation with respect to such Trade Secrets. No Trade Secret that is material to the business of the Group Companies has been authorized by the Company to be disclosed, or, to the Knowledge of the Company, has been disclosed to any other Person, other than (i) as subject to a written agreement restricting the disclosure and use of such Trade Secret or (ii) as requested by a Governmental Entity in connection with an audit conducted by a Governmental Entity in the ordinary course of business. No source code constituting material Owned Intellectual Property has been delivered, licensed or made available by any Group Company to, or, to the Knowledge of the Company, accessed by, any escrow agent or other Person, other than employees or contractors of such Group Company subject to written agreements restricting the disclosure and use of such source code.

(f)No open source software is or has been included, incorporated or embedded in, combined, made available or distributed with any mobile applications constituting services or products currently offered by the Group Companies, in each case, in a manner that requires or obligates any Group Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code constituting material Owned Intellectual Property; (ii) license any computer software constituting material Owned Intellectual Property for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any computer software constituting material Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents. Each Group Company is in material compliance with the terms and conditions of all relevant licenses for material open source software used in the mobile applications constituting services and products currently offered by the Group Companies.

(g)The Company or one of the Company Subsidiaries owns or has a valid right to access and use pursuant to a written agreement all Company IT Systems. The Company IT Systems: (i) are adequate in all material respects for the operation and conduct of the business of the Group Companies as currently conducted; and (ii) to the Knowledge of the Company, do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or adversely affect the functionality of the Company IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any Company IT Systems. During the past three years, to the Knowledge of the Company, there has been no unauthorized access to or breach or violation of any Company IT Systems, except for any of the foregoing that were resolved without material cost or liability or the duty to notify any Person as required under Privacy Laws. To the Knowledge of the Company, in the last two years, there have been no material failures, material breakdowns, material data loss, material outages, material unscheduled downtime or other material adverse events affecting any such Company IT Systems that have caused or could reasonably be expected to result in the material disruption of or material interruption in or to the use of such Company IT Systems or the conduct and operation of the business of the Group Companies.

(h)Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with any other event) will result in the: (i) loss or impairment of, or any Lien (other than a Permitted Lien) on, any material Owned Intellectual Property or material Licensed Intellectual Property; (ii) release, disclosure or delivery of any source code constituting material Owned Intellectual Property to any Person; (iii) grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any material Owned Intellectual Property; or (iv) payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any material Owned Intellectual Property or material Licensed Intellectual Property.

Section 3.18   Privacy & Cybersecurity.

(a)Except as has not had or as would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Group Companies have at all times during the past three years complied with: (i) all applicable Privacy Laws; (ii) all of the Group Companies’ written policies and notices regarding Personal Information (“Group Companies’ Privacy Notices”); (iii) all of the Group Companies’ material contractual obligations regarding the storing, processing or handling of Personal Information; and (iv) all self-regulatory guidelines (including of any applicable foreign jurisdiction) that the Company has accepted in writing relating to data privacy, data protection and data security, including with respect to the collection, processing, receipt, security, storage, transmission, transfer (including cross-border transfers), disclosure, destruction and use of Personal Information. None of the Group Companies has received in the three years prior to the date of this Agreement any written notice of any material claims (including written notice from third parties acting on its or their behalf), investigations, inquiries, actions or been charged with, the material violation of, any Privacy Laws. To the Knowledge of the Company, none of the Group Companies’ Privacy Notices have contained any material omissions or been misleading or deceptive.

(b)Each of the Group Companies during the past three years has used reasonable efforts to implement and maintain in all material respects commercially reasonable security regarding the Personal Information and other confidential, proprietary business data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification or disclosure.

(c)To the Knowledge of the Company, during the past three years, there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information and other confidential proprietary business data in the possession or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies, except for any of the foregoing that were resolved without material cost or liability or the duty to notify any Person as required under Privacy Laws. To the Knowledge of the Company, none of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with an unauthorized disclosure of Personal Information in the past two years. During the past three years, the Group Companies have taken reasonable measures to safeguard the data and Personal Information in its possession or control. During the past three years, the Company has conducted commercially reasonable data security testing or audits at reasonable and appropriate intervals and has resolved or remediated any material data security issues or vulnerabilities identified. During the past three years, neither the Group Companies nor any third party acting at the direction or authorization of such Group Companies has paid: (i) any perpetrator of any data breach incident or cyber-attack; or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third party other than bug bounty hunters who located bugs for the Company pursuant to a bug bounty program.

(d)During the past three years, the Group Companies have implemented reasonable disaster recovery and business continuity plans.

Section 3.19   Agreements, Contracts and Commitments.

(a)Schedule 3.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each of the following Contracts to which any of the Group Companies is a party:

(i)Each Contract continuing over a period of more than 12 months from the date thereof, not terminable by the Company upon 60 days’ or less notice without liability or penalty (other than (A) agreements for the provision of Company’s products or services, (B) purchase orders and insertion orders with suppliers or customers, (C) non-exclusive licenses of Owned Intellectual Property granted to customers and vendors, and (D) non-exclusive licenses for content or assets used in the services and products of the Group Companies, in each case (A), (B), (C) and (D), entered into in the ordinary course of business) that the Company reasonably anticipates will involve annual payments or consideration furnished (1) by any of the Group Companies of more than $500,000; or (2) to any of the Group Companies of more than $1,000,000;

(ii)Each Contract relating to Indebtedness by any of the Group Companies from a third party, in each case, having an outstanding principal amount, together with any undrawn commitments to fund Indebtedness under such Company Material Contract, in excess of $250,000;

(iii)Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of the Group Companies (other than in the ordinary course of business), in each case, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business) occurring in the past five years;

(iv)Each obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(v)Each collective bargaining agreement or other agreement with any labor union, works council or similar organization respecting employees of the Group Companies;

(vi)Each employment or consulting (with respect to an individual, independent contractor) Contract (A) providing for annual base salary or consulting fee payments in excess of $250,000, (B) with respect to officers or employees at or above a SVP level, or (C) providing for any severance, termination, change-in-control, or retention payments, excluding, in the case of (A) and (B) any such employment, consulting, or management Contract that is terminable by the Company or the applicable Company Subsidiary at will;

(vii)Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves annual payments in excess of $250,000;

(viii) Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Company Subsidiaries);

(ix)Each Contract that purports to limit or contains covenants expressly limiting in any material respect the freedom of any of the Group Companies to: (A) compete with any Person in a product line or line of business, (B) otherwise develop, market, sell, distribute or otherwise exploit any service or products; or (C) operate in any geographic area;

(x)Each Contract (other than those made in the ordinary course of business): (A) providing for the grant of any preferential rights to purchase or lease any material asset (other than any services or products) of the Group Companies; or (B) providing for any exclusive right to sell or distribute any material product or service of any of the Group Companies;

(xi)Each Contract pursuant to which any of the Group Companies licenses material Intellectual Property from a third party, other (A) than click-wrap, shrink-wrap and off-the-shelf, non-customized software licenses, and any other similar software licenses (including software-as-a-service) that are commercially available on standard terms to the public generally with license, maintenance, support and other fees less than $500,000 per year, and open source software licenses, and (B) non-exclusive licenses for content or assets used in the services and products of the Group Companies involving payments of less than $500,000 per year; and

(xii)Each obligation to register any Company Common Stock, Company Preferred Stock or other securities of the Company with any Governmental Entity.

(b)All Company Material Contracts are: (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other parties thereto. True, correct and complete copies of all Company Material Contracts have been made available to Parent. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to have a Company Material Adverse Effect.

Section 3.20   Insurance.  Schedule 3.21 of the Company Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies as of the date of this Agreement (collectively, the “Insurance Policies”), which policies are in full force and effect as of the date of this Agreement. True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its representatives. As of the date of this Agreement, none of the Group Companies has received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable as of the date of this Agreement have been paid. As of the date of this Agreement, there is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 3.21   Affiliate Matters.  Except: (a) the Company Benefit Plans; (b) Contracts relating to labor and employment matters set forth on Schedule 3.12 of the Company Disclosure Letter; and (c) Contracts between or among the Group Companies, none of the Group Companies is party to any Contract with any (the foregoing, a “Company Affiliate Contract”): (i) present or former officer, director, employee or Company Stockholder or a member of his or her immediate family of any of the Group Companies; or (ii) Affiliate of the Company (other than commercial contracts on arms-length terms). To the Knowledge of the Company, no present or former officer, director, employee, Company Stockholder or holder of derivative securities of the Company (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, interested in any Contract with any of the Group Companies (other than such Contracts as relate to any such Person’s ownership of Company Common Stock, Company Preferred Stock or other securities of the Company or such Person’s employment or consulting arrangements with the Group Companies or commercial contracts on arms-length terms).

Section 3.22   Registration Statement and Proxy Statement.  None of the information supplied by the Company, or by any other Person acting on behalf of the Company, in either case relating to the Company and provided in writing specifically for inclusion in or incorporation by reference in the Registration Statement or the Proxy Statement will, as of the time the Registration Statement becomes effective under the Securities Act or the date on which the Proxy Statement is first mailed to the stockholders of Parent, or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 3.22, no representation or warranty is made by the Company with respect to information or statements made in or incorporated by reference in the Registration Statement or the Proxy Statement that were not supplied by or on behalf of the Company or that do not relate to the Company for use therein.

Section 3.23   Absence of Certain Business Practices.

(a)For the past three years: (i) the Group Companies and their respective directors and officers (in their capacities as such) and, to the Knowledge of the Company, their respective employees or agents (in their capacities as such) have been in material compliance with all applicable Specified Business Conduct Laws; and (ii) none of the Group Companies has: (A) received written notice, inquiry or internal or external allegation of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Specified Business Conduct Law; or (B) been a party to or the subject of any pending or, to the Knowledge of the Company, threatened in writing Legal Proceeding or, to the Knowledge of the Company, investigation by or before any Governmental Entity related to any actual or potential violation of any Specified Business Conduct Law.

(b)None of the Group Companies, nor any of their respective directors or officers, nor to the Knowledge of the Company, any of their respective employees or agents is the subject or target of any sanctions or the target of restrictive export controls administered by the U.S. government, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, or the European Union.

(c)None of the Group Companies, their respective directors or officers, or, to the Knowledge of the Company, their respective employees or agents is a person who is, or is owned or controlled by a person who is, the subject or target of any economic or financial sanctions or is located, organized or resident in a country or territory that is the subject of sanctions administered or enforced by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, including currently, Crimea, Cuba, Iran, North Korea, Sudan and Syria. None of the Group Companies’ products are identified or described on the Commerce Control List of the EAR or otherwise controlled for export.

(d)None of the Group Companies, their respective directors or officers (in their capacities as such), or, to the Knowledge of the Company, their respective employees or agents (in their capacities as such) is subject to any pending Legal Proceeding by any Governmental Entity, and, to the Knowledge of the Company, no such Legal Proceeding is threatened in writing, alleging that any of the Group Companies or such Person has offered, made or received on behalf of any of the Group Companies any illegal payment of any kind, directly or indirectly, including payments, gifts or gratuities, to any Person, including any United States federal, state, local or foreign government officeholder, official, employee or agent or any candidate therefor.

Section 3.24   C Acquisition.  Schedule 3.24 of the Company Disclosure Letter sets forth a true, accurate and complete list of each of the C Acquisition Transaction Documents, each of which has been made available to Parent, pursuant to which, among other things, Company will acquire CM Partners, LLC concurrently with the Closing. To the Knowledge of the Company, as of the date hereof, the C Acquisition Transaction Documents are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any material respect, and no withdrawal, termination, amendment or modification is contemplated by Company. Each C Acquisition Transaction Document to which a Group Company is party is a legal, valid and binding obligation of such Group Company; to the Knowledge of the Company, each C Acquisition Transaction Document is a legal, valid and binding obligation of each other party thereto. As of the date hereof, Company does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any C Acquisition Transaction Document not being satisfied on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of a Group Company under any material term or condition of any C Acquisition Transaction Document and, as of the date hereof, Company has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any C Acquisition Transaction Document. Notwithstanding anything to the contrary herein, no C Acquisition Transaction Document shall constitute a “Company Material Contract”. The C Acquisition Transaction Documents contain all of the conditions precedent to the obligations of CM Partners, LLC to close and effect the C Acquisition on the terms therein.

Section 3.25   Suppliers and Customers.

(a)Schedule 3.25(a) of the Company Disclosure Letter lists the 20 largest customers (by revenue) of the Group Companies, during the 12-month period ending on December 31, 2020 (each, a “Top Customer”). Since the commencement of such 12-month period until the date of this Agreement, (i) no Top Customer has terminated, or otherwise materially and adversely modified, its relationship with the Group Companies, and (ii) none of the Group Companies has received written notice from any Top Customer notifying any of the Group Companies that such Top Customer intends to terminate, or otherwise materially and adversely modify its relationship with the Group Companies.

(b)Schedule 3.25(b) of the Company Disclosure Letter lists the 20 largest suppliers (by amounts paid/payable to such suppliers) of the Group Companies, during the 12-month period ending on December 31, 2020 (each, a “Top Supplier”). Since the commencement of such 12-month period until the date of this Agreement, (i) no such Top Supplier has terminated, or otherwise materially and adversely modified, its relationship with the Group Companies and (ii) none of the Group Companies has received written notice from any such Top Supplier notifying any of the Group Companies that such Top Supplier intends to terminate, or otherwise materially and adversely modify, its relationship with the Group Companies.

Section 3.26   Acquisitions and Acquisition Contracts.  Since the date of the Interim Financial Statements through the date hereof, no written dispute, demand, claim (including any claim for indemnification) or other Legal Proceeding has been made in writing or initiated in writing or threatened in writing by or against the Company or any of its Subsidiaries, under any Contract to which the Company or its Subsidiaries are parties that relates to any acquisition (whether by merger, sale of stock, sale of assets or otherwise) by the Company or any of its Subsidiaries of a business, business unit or Person (each, an “Acquisition”) (an “Acquisition Contract”). As of the date hereof, there are no “earn-outs,” contingent payment obligations or other similar obligations of the Company or any of its Subsidiaries in respect of any Acquisition under any Acquisition Contract.

Section 3.27   Disclaimer of Other Warranties.  THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN Article IV, NONE OF PARENT, MERGER SUB I, MERGER SUB II, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, MERGER SUB I, MERGER SUB II, OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (a) NONE OF PARENT, MERGER SUB I, MERGER SUB II, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PARENT, MERGER SUB I, AND MERGER SUB II TO THE COMPANY IN Article IV; AND (b) NONE OF PARENT, MERGER SUB I, MERGER SUB II, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (i) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT, MERGER SUB I, OR MERGER SUB II IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (ii) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (iii) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, MERGER SUB I, MERGER SUB II, OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN Article IV OF THIS AGREEMENT. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, MERGER SUB I, MERGER SUB II, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN Article IV OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS Section 3.27, CLAIMS AGAINST PARENT, MERGER SUB I, MERGER SUB II, OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN Article IV BY SUCH PERSON.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II

Except: (a) as set forth in the letter dated as of the date of this Agreement and delivered by Parent, Merger Sub I and Merger Sub II to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”); and (b) as disclosed in the Parent SEC Reports filed with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk

Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent, Merger Sub I and Merger Sub II represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

Section 4.1   Organization and Qualification.

(a)Each of Parent, Merger Sub I and Merger Sub II is duly incorporated or formed, validly existing and in good standing under the laws of the State of Delaware, and as of immediately prior to the Closing, will be a company duly organized or formed, validly existing and in good standing under the laws of the State of Delaware.

(b)Each of Parent, Merger Sub I and Merger Sub II has the requisite corporate or limited liability power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to Parent, Merger Sub I and Merger Sub II, taken as a whole.

(c)None of Parent, Merger Sub I or Merger Sub II is in violation of any of the provisions of their respective Charter Documents.

(d)Each of Parent, Merger Sub I and Merger Sub II is duly qualified or licensed to do business as a foreign corporation and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction in which Parent, Merger Sub I and/or Merger Sub II are so qualified or licensed is listed on Schedule 4.1(d) of the Parent Disclosure Letter.

Section 4.2   Parent Subsidiaries.  Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than Merger Sub I and Merger Sub II. Each of Merger Sub I and Merger Sub II has no assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. Each of Merger Sub I and Merger Sub II is an entity that has been formed solely for the purpose of engaging in the Transactions.

Section 4.3   Capitalization.

(a)As of the date of this Agreement: (i) 500,000,000 shares of Class A common stock of Parent, par value $0.0001 per share (“Parent Class A Stock”), are authorized and 28,750,000 shares of Parent Class A Stock are issued and outstanding (initially issued as a component of 28,750,000 Parent Units (“Public Units”), certain of which Public Units may not have been voluntarily separated into their components by the holders thereof); (ii) 25,000,000 shares of Class F common stock of Parent, par value $0.0001 per share (“Parent Class F Stock”), are authorized and 7,187,500 shares of Parent Class F Stock are issued and outstanding; (iii) 5,000,000 shares of preferred stock of Parent, par value $0.0001 per share (“Parent Preferred Stock” and, together with the Parent Class A Stock and the Parent Class F Stock, the “Parent Shares”), are authorized and 0 shares of Parent Preferred Stock are issued and outstanding; (iv) 777,500 Parent Units (“Private Placement Units”) including the underlying warrant to purchase one share of Parent Class A Stock (the “Private Placement Warrants”) are outstanding; and (v) 9,583,333 whole Public Warrants underlying the Public Units (the “Public Warrants”, and, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Class A Stock, Public Units, Public Warrants, Parent Class F Stock, Private Placement Units and Private Placement Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(b)The authorized capital stock of Merger Sub I consists of 100 shares of common stock, par value $0.0001 per share (the “Merger Sub I Common Stock”). As of the date hereof, 100 shares of Merger Sub I Common Stock are issued and outstanding. All outstanding shares of Merger Sub I Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent. As of the date hereof, 100 shares of Merger Sub II Common Stock are issued and outstanding. All outstanding shares of Merger Sub II Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent.

(c)Except for the Parent Warrants, Private Placement Units, any unseparated Public Warrants and the Convertible Financing Agreements, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which Parent, Merger Sub I or Merger Sub II is a party or by which any of them is bound obligating Parent, Merger Sub I or Merger Sub II to issue, deliver or sell, or cause to be issued, delivered or sold, additional Parent Shares, Merger Sub I Common Stock or any other shares of capital stock or other interest or participation in, or any security convertible or exercisable for or exchangeable into Parent

Shares, Merger Sub I Common Stock or any other shares of capital stock or other interest or participation in Parent, Merger Sub I or Merger Sub II.

(d)Each Parent Share, share of Merger Sub I Common Stock, Parent Warrant and Merger Sub II Common Stock: (i) has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Charter Documents of Parent, Merger Sub I or Merger Sub II, as applicable; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Applicable Legal Requirements, the Charter Documents of Parent, Merger Sub I or Merger Sub II, as applicable or any Contract to which any of Parent, Merger Sub I or Merger Sub II is a party or otherwise bound by.

(e)All outstanding shares of capital stock of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Liens (other than Permitted Liens).

(f)Subject to receipt of the Parent Stockholder Approval and the filing of the Parent A&R Charter with the Secretary of State of the State of Delaware, the shares of Parent Class A Stock, Parent Class B Stock, and Parent Class C Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Parent and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to securities Applicable Legal Requirements).

(g)Each holder of any of Parent Shares initially issued to the Sponsor in connection with Parent’s initial public offering: (i) is obligated to vote all of such Parent Shares in favor of approving the Transactions; and (ii) is not entitled to elect to redeem any of such Parent pursuant to the Parent Organizational Documents.

(h)Except as set forth in (i) the Parent Organizational Documents; (ii) that certain Letter Agreement, dated January 11, 2021, among Parent, 200 Park Avenue Partners, LLC, PA 2 Co-Investment LLC, John Lipman and each of the executive officers, directors and initial stockholders of Parent; (iii) that certain Registration Rights Agreement, dated January 11, 2021, among Parent, 200 Park Avenue Partners, LLC and certain securityholders; and (iv) in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Parent is a party or by which Parent is bound with respect to any ownership interests of Parent.

(i)The holders of the Parent Class F Stock have waived any adjustment to the Initial Conversion Ratio (as defined in the Parent Charter).

Section 4.4   Authority Relative to this Agreement.

(a)Each of Parent, Merger Sub I and Merger Sub II has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Merger). The execution and delivery by Parent, Merger Sub I and Merger Sub II of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent, Merger Sub I and Merger Sub II of the Transactions (including the Merger) have been duly and validly authorized by all necessary corporate or limited liability company action on the part of each of Parent, Merger Sub I and Merger Sub II, and no other proceedings on the part of Parent, Merger Sub I or Merger Sub II are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than receipt of the Parent Stockholder Approvals, and the adoption by Parent, as the sole stockholder of Merger Sub I and Merger Sub II, of this Agreement, which Parent shall provide immediately after execution and delivery of this Agreement. This Agreement and the other Transaction Agreements to which each of them is a party have been, or in the case of any Transaction Agreements to be executed at or in connection with the Closing, will be duly and validly executed and delivered by Parent, Merger Sub I and Merger Sub II and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute or will constitute the legal and binding obligations of Parent, Merger Sub I and Merger Sub II (as applicable), enforceable against Parent, Merger Sub I and Merger Sub II (as applicable) in accordance with their terms, subject to the Remedies Exception.

(b)The affirmative vote of (i) a majority of the votes cast by the stockholders of Parent present in person or represented by proxy at the Special Meeting and entitled to vote thereon at the Special Meeting shall be required to approve this Agreement under the Parent Charter, (ii) a majority of the votes cast to approve the issuance of shares of Parent Class A Stock pursuant to the Convertible Financing Agreement and the issuance of shares of Parent Class A Stock, Parent Class B Stock and Parent Class C Stock in connection with the Merger, and (iii) holders representing a majority of the outstanding capital stock of Parent entitled to vote thereon at the Special Meeting shall be required to approve the amendment and restatement of the Parent Organizational Documents and the other Parent Stockholder Matters ((i), (ii) and (iii), such approval by the stockholders of Parent, the “Parent Stockholder Approval”). The Parent Stockholder Approval is the only vote of the holders of any class or series of capital stock of Parent required to approve and adopt this Agreement and approve the Transactions.

(c)At a meeting duly called and held, the board of directors of Parent has unanimously: (i) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Merger; (ii) determined that the fair market value of the Company (including, for the avoidance of doubt, after giving effect to the C Acquisition) is equal to at least 80% of the amount held in the Trust Account (excluding any deferred underwriting commissions and Taxes payable on interest earned) as of the date hereof; (iii) approved this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions of this Agreement; (iv) adopted the Parent Recommendation, and (v) directed that the Parent Stockholder Matters be submitted to the stockholders of the Company for approval.

Section 4.5   No Conflict; Required Filings and Consents.

(a)Neither the execution, delivery nor performance by Parent, Merger Sub I and Merger Sub II of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming the Parent Stockholder Approval is obtained) the consummation of the Transactions shall: (i) conflict with or violate their respective Charter Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.5(b) are duly and timely obtained or made, conflict with or violate any Applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts, except, with respect to clause (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)The execution and delivery by each of Parent, Merger Sub I and Merger Sub II of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificate of Merger in accordance with the DGCL; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent the consummation of the Merger.

Section 4.6   Compliance; Approvals.  Since its incorporation or organization, as applicable, each of Parent, Merger Sub I and Merger Sub II has complied in all material respects with and has not been in violation of any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written, or to the Knowledge of Parent, oral notice of non-compliance with any Applicable Legal Requirements has been received by Parent, Merger Sub I or Merger Sub II. Each of Parent, Merger Sub I and Merger Sub II is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to Parent, Merger Sub I and Merger Sub II, taken as a whole.

Section 4.7   Parent SEC Reports and Financial Statements.

(a)Except as set forth on Schedule 4.7 of the Parent Disclosure Schedule: Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since the initial registration of Parent Class A Stock to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Parent SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or Nasdaq (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 806) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system

(EDGAR) in full without redaction or copies have otherwise been provided to the Company. Parent has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 4.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq. None of Parent (including any employee thereof), Merger Sub I, Merger Sub II or Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent, (B) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (C) any claim or allegation regarding either (A) or (B).

(b)The financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Reports will fairly present, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

Section 4.8   Absence of Certain Changes or Events.  Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since December 31, 2020, there has not been: (a) any Parent Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities; (c) any split, combination or reclassification of any of Parent’s capital stock; (d) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP (or any interpretation thereof) or Applicable Legal Requirements; (e) any change in the auditors of Parent; (f) any revaluation by Parent of any of its assets, including, without limitation, any sale of assets of Parent other than in the ordinary course of business; or (g) any action taken or agreed upon by Parent or any of its Subsidiaries that would be prohibited by Section 5.2 if such action were taken on or after the date hereof without the consent of the Company.

Section 4.9   Litigation.  As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing against or otherwise relating to Parent or any of its Subsidiaries, before any Governmental Entity: (a) challenging or seeking to enjoining, alter or materially delay the Transactions; or (b) that would, individually or in the aggregate, reasonably be expected to be material to Parent.

Section 4.10   Business Activities; Liabilities.

(a)Since their respective incorporation, none of Parent, Merger Sub I, or Merger Sub II has conducted any business activities other than activities: (i) in connection with its organization; or (ii) directed toward the accomplishment of a business combination. Except as set forth in the Parent Organizational Documents, there is no Contract or Order binding upon Parent, Merger Sub I or Merger Sub II or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing). Other than under the Transaction Agreements or pursuant to the performance of its obligations thereunder, none of Parent, Merger Sub I or Merger Sub II has any material liabilities, debts or obligations (absolute, accrued, contingent or otherwise).

(b)Each of Merger Sub I and Merger Sub II was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Transaction Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(c)Except for this Agreement, the Transaction Agreements, the Transactions and the Parent Material Contracts, Parent has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Parent Material Contract (as defined below) or party to any transaction which is, or would reasonably be interpreted as constituting, a Parent Business Combination. Except for the transactions contemplated by this Agreement, the Transaction Agreements, or the Trust Agreement, neither Merger Sub I nor Merger Sub II owns or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

Section 4.11   Parent Material Contracts.  Schedule 4.11 of the Parent Disclosure Letter sets forth a true, correct and complete list of each Contract to which Parent, Merger Sub I or Merger Sub II is party pursuant to which greater than $50,000 is reasonably expected to be due in any single calendar year (the “Parent Material Contracts”), other than any such Parent Material Contract that is listed as an exhibit to Parent’s Form S-1 Registration Statement, initially filed with the SEC on December 23, 2020. To the extent Parent, Merger Sub I or Merger Sub II is a party to a Contract that is not a Parent Material Contract, Parent, Merger Sub I or Merger Sub II (as applicable) may terminate such other Contract without post-termination liability or obligation beyond payments owing through the date of termination.

Section 4.12   Parent Listing.  The issued and outstanding Public Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ENFAU”. The issued and outstanding shares of Parent Class A Stock (excluding those underlying Private Placement Units) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “ENFA”. The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “ENFAW”. Parent is a member in good standing with Nasdaq. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Stock or Public Warrants or terminate the listing of Parent on Nasdaq. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Public Units, the Parent Class A Stock or Public Warrants under the Exchange Act.

Section 4.13   Convertible Financing Amount.  Section 4.13 of the Parent Disclosure Letter sets forth a true, accurate and complete list of each of the subscription agreements (the “Convertible Financing Agreements”) entered into by Parent with the applicable investors named therein (collectively, the “Convertible Financing Investors”), pursuant to which the Convertible Financing Investors have committed to provide convertible note financing to Parent in the aggregate amount of $150,000,000 (the “Convertible Financing Amount”). The Convertible Financing Amount, together with the amount in the Trust Account at the Closing, are in the aggregate sufficient to enable Parent to: (a) pay all cash amounts required to be paid by Parent or its Subsidiaries under or in connection with this Agreement, including but not limited to the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) to Verizon and Hearst, in accordance with terms of the C Acquisition Purchase Agreement; and (b) pay any and all fees and expenses of or payable by Parent with respect to the Transactions. To Parent’s Knowledge with respect, as of the date hereof, the Convertible Financing Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. Each Convertible Financing Agreement is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, each Convertible Financing Investor. As of the date hereof, Parent does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Convertible Financing Agreement not being satisfied, or the Convertible Financing Amount not being available to Parent, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any Convertible Financing Agreement and, as of the date hereof, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Convertible Financing Agreement. The Convertible Financing Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the Convertible Financing Investor to contribute to Parent the applicable portion of the Convertible Financing Amount set forth in the applicable Convertible Financing Agreement on the terms therein.

Section 4.14   Trust Account.

(a)As of June 22, 2021, Parent had $287,507,585.58 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) dated as of January 11, 2021, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (“Continental”), for the benefit of its public stockholders, with such funds invested in United States Government securities or money market funds meeting all of the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and the Convertible Financing Agreements, the obligations of Parent under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b)The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, Continental. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and Continental that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of Parent, that would entitle any Person (other than stockholders of Parent holding Parent Class A Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Class A Stock pursuant to Parent’s Charter Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) to redeem Parent Class A Stock in accordance with the provisions of Parent’s Charter Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing with respect to the Trust Account. Parent has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, none of Parent, Merger Sub I or Merger Sub II has any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent, Merger Sub I and Merger Sub II on the Closing Date.

Section 4.15   Taxes

(a)All income and other material Tax Returns required to be filed by (or with respect to) the Parent have been timely filed (after giving effect to any valid extensions) in each jurisdiction in which Parent is required to file Tax Returns, and all such Tax Returns are true, correct and complete in all material respects.

(b)Parent has paid all Taxes which are due and payable.

(c)Parent has complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all Taxes, and all Taxes required by Applicable Legal Requirements to be withheld by Parent been duly and timely withheld and paid over to the appropriate Governmental Entity.

(d)No deficiency for any Taxes has been asserted or assessed by any Governmental Entity in writing against Parent (nor to the Knowledge of the Parent is there any), which deficiency has not been paid, resolved, or being contested in good faith in appropriate Legal Proceedings and for which sufficient reserves have been established on the Financial Statements in accordance with GAAP. No audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against Parent with respect to any Taxes due from such entities (and, to the Knowledge of the Parent, no such audit is pending or contemplated). No adjustment relating to any Tax Return filed by Parent has been proposed in writing by any Governmental Entity.

(e)	There are no liens for Taxes (other than Permitted Liens) upon any of the assets of Parent.
(f)

There are no Tax Sharing Agreements under which Parent could be liable after the Closing Date for the Tax liability of any Person, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(g)

Parent has not consented to waive or extend the time in which any Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which extension is still in effect, and no written request for any such waiver or extension is currently pending.

(h)	Parent has not deferred the payment of Tax or the recognition of taxable income or gain as result of any Pandemic Measures (including, without limitation, the CARES Act).
(i)

Parent has not taken any action, and, to the Knowledge of Parent, does not know of any circumstance, that would prevent the Two-Step Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.16   Registration Statement and Proxy Statement.  On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the date of any filing pursuant to Rule 424(b) and/or Section 14A, the date the Proxy Statement, as applicable, is first mailed to the stockholders of Parent, and at the time of the Special Meeting, the Proxy Statement, as applicable (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Parent makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Proxy Statement in reliance upon and in conformity with information furnished in writing to Parent by or on behalf of the Company or another third party specifically for inclusion in the Registration Statement or the Proxy Statement.

Section 4.17   Employees; Benefit Plans.  Parent has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied material liability with respect to any employee. Parent does not currently maintain or have any direct liability under any benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will, either alone or in connection with any other event: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Parent; (b) result in the acceleration of the time of payment or vesting of any such benefits; or (c) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

Section 4.18   Board Approval; Stockholder Vote.  The board of directors of Parent, Merger Sub I and Merger Sub II (including any required committee or subgroup of the board of directors of Parent, Merger Sub I or Merger Sub II, as applicable), as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements and the consummation of the Transactions (including the Merger); and (b) determined that the consummation of the Transactions (including the Merger) is in the best interest of, as applicable, the stockholders of Parent, Merger Sub I or Merger Sub II (as applicable). Other than receipt of the Parent Stockholder Approval and the adoption by Parent, as the sole stockholder of Merger Sub I and Merger Sub II, of this Agreement, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the Transactions.

Section 4.19   Anti-Takeover Laws.  The board of directors of Parent and Merger Sub I (including any required committee or subgroup of the board of directors of Parent, Merger Sub I or Merger Sub II, as applicable) have taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to, or as a result of, the execution of this Agreement or the Transaction Agreements or the consummation of the Transactions without any further action on the part of the stockholders of Parent, the stockholders of Merger Sub I or Merger Sub II, the board of directors of Parent or Merger Sub I or Merger Sub II. No other “fair price,” “moratorium,” “control share acquisition,” “business combination” or other anti-takeover statute or Applicable Legal Requirement (each, together with Section 203 of the DGCL, a “Takeover Law”) is applicable to Parent, Merger Sub I, Merger Sub II, the Transactions or the Transaction Agreements.

Section 4.20   Title to Assets.  Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Parent owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Parent in the operation of its business and which are material to Parent, free and clear of any Liens (other than Permitted Liens).

Section 4.21   Affiliate Transactions.  Except as described in the Parent SEC Reports, no Contract between Parent, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of Parent (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing, other than any such Contract that is not material to Parent.

Section 4.22   Brokers.  Other than fees or commissions for which Parent will be solely responsible, none of Parent, Merger Sub I, Merger Sub II, or any of their respective Affiliates, including Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 4.23   Disclaimer of Other Warranties.  PARENT, MERGER SUB I AND MERGER SUB II HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN Article III, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, MERGER SUB I, MERGER SUB II, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), ANY OF THE GROUP COMPANIES OR ANY OF THE DIRECTORS, OFFICERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (a) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB I, MERGER SUB II, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY WHATSOEVER OTHER THAN SOLELY IN THE CASE OF THE COMPANY AS EXPRESSLY MADE BY THE COMPANY TO PARENT, MERGER SUB I AND MERGER SUB II IN ARTICLE III; AND (b) NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB I, MERGER SUB II, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (i) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (ii) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (iii) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PARENT, MERGER SUB I AND MERGER SUB II HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE III, OF THIS AGREEMENT. EACH OF PARENT, MERGER SUB I AND MERGER SUB II ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF PARENT, MERGER SUB I AND MERGER SUB II HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE III, OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.23, CLAIMS AGAINST THE COMPANY OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING THE OF THE REPRESENTATIONS AND WARRANTIES IN Article III, BY SUCH PERSON.

ARTICLE V

CONDUCT PRIOR TO THE CLOSING DATE

Section 5.1   Conduct of Business by the Company and the Company Subsidiaries.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall, and shall cause each of the Company Subsidiaries to, use its commercially reasonable efforts to carry on its business in the ordinary course consistent with past practice, except: (a) to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement or the Company Disclosure Letter; (c) to the extent required to perform its obligations under or contemplated by the C Acquisition Transaction Documents; or (d) as may be required by Applicable Legal Requirements (including Pandemic Measures). Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement, as set forth on Schedule 5.1 of the Company Disclosure Letter, or as required by Applicable Legal Requirements (including Pandemic Measures), without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(a)except as otherwise required by any existing Company Benefit Plan, this Agreement or Applicable Legal Requirements: (i) increase, award or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus or other payment, right or benefit to, any current or former employee, director or independent contractor of any Group Company, except for annual salary or wage increases to any such Person with an annual base salary or wage rate of less than $250,000, in each case in the ordinary course of business consistent with past practice; (ii) award, grant or pay any severance, termination or retention payments or benefits or change in control or transaction bonus pay or benefits to, or otherwise increase the severance, termination, retention payments or benefits or change in control or transaction bonus pay or benefits of, any current or former employee, director or independent contractor of any Group Company; (iii) enter into, amend (other than immaterial amendments) or terminate any Company Benefit Plan or any employee benefit plan, policy, program, practice, agreement, trust or arrangement that would have constituted an Company Benefit Plan if it had been in effect on the date of this Agreement (other than annual renewal of welfare plans in the ordinary course of business that does not result in a material increase in cost to the Group Companies); (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Company Benefit Plan; (v) except as set forth in Schedule 5.1(a), grant any equity or equity-based compensation awards; (vi) loan or advance any money or other property to any present or former employee, director or independent contractor or any Group Company (other than (i) routine expense advances to employees, directors or independent contractors of any Group Company and (ii) employee loans taken against an employee’s 401(k) plan contributions), or (vii) terminate any employee at the SVP level or higher or independent contractor if such terminated independent contractor receives annual fees in excess of $1,000,000 (in each case other than for cause);

(b)(i) transfer, sell, assign, license, sublicense, encumber, impair, abandon, cancel, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of the Company in any Owned Intellectual Property or Licensed Intellectual Property, in each case, that is material to any of the businesses of the Group Companies; (ii) grant, amend, waive, cancel or modify any material rights in or to any Owned Intellectual Property or Licensed Intellectual Property, in each case, that is material to any business of the Group Companies; (iii) fail to diligently prosecute the Patent applications owned by the Company other than applications the Company, in the exercise of its good faith business judgment, has determined to abandon; or (iv) divulge, furnish to or make accessible any Trade Secrets constituting material Owned Intellectual Property or any Trade Secrets of any Person to whom any Group Company has a confidentiality obligation to any third party who is not subject to an enforceable written agreement to maintain the confidentiality of such Trade Secrets, other than, in each of (i) through (iv), in the ordinary course of business consistent with past practice; provided that the Company shall not license on an exclusive basis or sell any material Owned Intellectual Property other than exclusive licenses or sales (A) resulting from the exercise of options or other rights granted by the Group Companies under a Contract to third parties before the date of this Agreement or (B) in the context of co-production or co-development agreements, in each case of (A) and (B), in the ordinary course of business;

(c)except for transactions solely among the Group Companies: (i) directly or indirectly declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any Group Company, other than pursuant to the terms of a Company Option, Company Restricted Stock Award or Company RSU; (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any Group Company; (iv) directly or indirectly declare, set aside or pay any dividend or make any other distribution; or (v) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

(d)amend its Charter Documents, or form or establish any Subsidiary;

(e)(i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(f)sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, any material assets (other than Intellectual Property) or material properties, other than any sale, lease or disposition in the ordinary course of business consistent with past practice or as set forth on Schedule 5.1(f) of the Company Disclosure Letter;

(g)(i) issue or sell any debt securities or rights to acquire any debt securities of any of the Group Companies or guarantee any debt securities of another Person; (ii) make, incur, create or assume any Indebtedness, loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person other than any of the Group Companies except for (A) loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of this Agreement, in each case set forth on Schedule 5.1(g) of the Company Disclosure Letter; provided, that any such amounts do not exceed $250,000 in the aggregate and remain with the Company for general working capital expenditures in the ordinary course of business and (B) equipment financing arrangements entered into in the ordinary course of business; (iii) except in the ordinary course of business consistent with past practice, create any material Liens on any material property or assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); (iv) cancel, forgive or prepay any Indebtedness owed to any of the Group Companies; or (v) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business consistent with past practice (but not to exceed in the aggregate $10,000,000);

(h)(i) release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Group Companies, taken as a whole, and not concerning an uninsured amount in excess of $5,000,000 in the aggregate (for clarity, this clause (i) shall not prohibit the settlement of any Legal Proceeding where the uninsured responsibility of the Company is less than or equal to $5,000,000) or (ii) commence any Legal Proceeding material to the Group Companies, taken as a whole;

(i)(i) enter into any Contract that would have been a Company Affiliate Contract or C Acquisition Transaction Document or, except in the ordinary course of business consistent with past practice, a Company Material Contract, in either case had it been entered into prior to the date of this Agreement or (ii) waive, delay the exercise of, release or assign any material rights or claims under any Company Affiliate Contract or C Acquisition Transaction Document or, except in the ordinary course of business consistent with past practice, a Company Material Contract;

(j)modify, amend or terminate in a manner that is adverse to the applicable Group Companies, any Company Affiliate Contract, Company Material Contract or C Acquisition Transaction Document, or modify or amend any C Acquisition Transaction Document in a manner that increases the obligations of Parent under Section 1.4(d) or Section 1.4(e) of this Agreement;

(k)incur or enter into a Contract requiring the Company to make any capital expenditures in excess of $500,000 in any 12-month period;

(l)except as required by U.S. GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

(m)(i) make or rescind any material Tax election; (ii) settle or compromise any material Tax claim; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file any amendment to any material Tax Return or any income Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) knowingly surrender any claim for a refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Applicable Legal Requirement) with any Governmental Entity; (viii) incur any liability for Taxes other than in the ordinary course of business; (ix) prepare any Tax Return in a manner inconsistent with past practice; (x) take any action or fail to take any action that would reasonably be expected to prevent, impair or impede Two-Step Merger from qualifying for the Intended Tax Treatment; or (xi) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or any Company Subsidiary;

(n)subject to clause (a) above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, in each case requiring the Company to make any expenditures in excess of $250,000 in any 12-month period, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on Schedule 5.1(n) of the Company Disclosure Letter as existing on the date of this Agreement;

(o)engage in any material new line of business;

(p)voluntarily fail to maintain, cancel or materially change coverage under, in a manner detrimental to any Group Company, any insurance policy maintained with respect to any Group Company and its assets and properties; or

(q)agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.1(a) through (p) above.

Notwithstanding anything to the contrary herein, the Company may, in connection with COVID-19, take such actions in good faith, as are consistent with the Company’s past practices with respect to COVID-19, and as are reasonably necessary (x) to protect the health and safety of the Company’s employees and other individuals having business dealings with the Company or (y) to respond to third-party supply or service disruptions caused by COVID-19, including, but not limited to, Pandemic Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 5.1 and not be considered a breach of this Section 5.1; provided that, to the extent that the Company took any actions pursuant to the immediately preceding clause that caused deviations from its business being conducted in the ordinary course of business, the Company shall resume conducting its business in the ordinary course of business in all material respects as soon as reasonably practicable.

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Parent and the Company will work together in good faith to agree upon a plan for any equity and equity-based compensation awards to be granted by the Company on or before the Closing.

Section 5.2   Conduct of Business by Parent, Merger Sub I and Merger Sub II.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to carry on its business in the ordinary course, except to the extent that the Company shall otherwise consent in writing or as contemplated by this Agreement (including as contemplated by the Convertible Financing Agreements). Without limiting the generality of the foregoing, except as required or permitted by the terms of this Agreement or as required by Applicable Legal Requirements (including Pandemic Measures), without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(b)purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;

(c)other than in connection with the Convertible Financing Agreements or any Parent Working Capital Loans, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(d)amend its Charter Documents or form or establish any Subsidiary;

(e)(i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f)incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business and except with respect to any Parent Working Capital Loans;

(g)except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

(h)(i) make or rescind any material Tax election; (ii) settle or compromise any material Tax claim; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file any amendment to any material Tax Return or any income Tax Return; (v) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Applicable Legal Requirement) with any Governmental Entity; (vi) create any material Liens on any material property or assets of Parent, Merger Sub I or Merger Sub II; (vii) incur any liability for Taxes other than in the ordinary course of business; or (viii) take any action or fail to take any action that would reasonably be expected to prevent, impair or impede Two-Step Merger from qualifying for the Intended Tax Treatment;

(i)liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent, Merger Sub I or Merger Sub II;

(j)commence, settle or compromise any Legal Proceeding;

(k)engage in any material new line of business;

(l)amend the Trust Agreement or any other agreement related to the Trust Account;

(m)make any expenditures utilizing funds in the Trust Account;

(n)(i) adopt or amend any employee benefit plan, or enter into any employment contract or collective bargaining agreement, other than the 2021 EIP or the ESPP, or (ii) hire any employee or any other individual to provide services to Parent or its Subsidiaries;

(o)(i) enter into any Parent Material Contract or other Contract that will not be terminable for convenience on or before Closing without requiring the payment of any amount or any post-Closing liability or obligation in excluding an engagement or services agreement with a proxy solicitor in connection with the Proxy Statement, (ii) modify, amend or terminate any Parent Material Contract in a manner adverse to the Surviving Company, or (iii) waive, delay the exercise of, release or assign any material rights or claims under any Parent Material Contract; or

(p)agree in writing or otherwise agree, commit or resolve to take any of the actions described in Sections 6.2(a) through (o) above.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1   Registration Statement; Special Meeting; Solicitation of Company Stockholder Approvals.

(a)	Registration Statement.

(i)As promptly as practicable following the execution and delivery of this Agreement and in any event, no later than 30 calendar days following the date of this Agreement, Parent shall, in accordance with this Section 6.1(a), prepare, with the assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”), in connection with the registration under the Securities Act of the Parent Class A Stock to be issued in accordance with Section 2.7 and Section 1.4(e), which Registration Statement will also contain the Proxy Statement. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Parent will cause the Proxy Statement to be mailed to stockholders of Parent. All filing fees and expenses incurred in connection with the Registration Statement and the receipt of stock exchange approval in connection with the listing of shares of Parent Class A Stock to be issued as Closing Consideration on the Closing Date shall be included in the Parent Transaction Costs.

(ii)Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Parent or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with Applicable Legal Requirements, then (A) such party shall promptly inform the other party and (B) Parent, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Parent and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of capital stock of Parent, as applicable, in each case pursuant to Applicable Legal Requirements and subject to the terms and conditions of this Agreement and the Parent Organizational Documents. Each of Parent and the Company shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Parent receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(iii)Parent agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, including disseminating the Proxy Statement to the stockholders of Parent in advance of the Special Meeting, for the purpose of, among other things: (A) providing Parent’s stockholders with the opportunity to redeem shares of Parent Class A Stock in accordance with the Parent’s Charter (the “Parent Stockholder Redemption”); and (B) soliciting proxies from holders of Parent Class A Stock to vote at the Special Meeting in favor of: (1) the approval of this Agreement and of the Transactions as a “Business Combination” as defined in Parent’s Charter and pursuant thereto; (2) the issuance of shares of Parent Class A Stock in connection with the Convertible Financing Agreement and Parent Class A Stock, Parent Class B Stock and Parent Class C Stock in connection with Section 2.7; (3) the amendment and restatement of the Parent Organizational Documents in the form of the Parent A&R Charter attached hereto as Exhibit B and the Parent A&R Bylaws in the form attached hereto as Exhibit C; (4) the adoption of the 2021 EIP and ESPP; (5) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals: (6) the election of directors effective as of the Closing as contemplated by Section 6.16; and (7) any other proposals the Parties deem reasonably necessary or desirable to consummate the Transactions or which are required or deemed advisable by the SEC (or its staff members) (collectively, the “Parent Stockholder Matters”). Without the prior written consent of the Company, the Parent Stockholder Matters shall be the only matters (other than procedural matters) which Parent shall propose to be acted on by stockholders of Parent at the Special Meeting.

(iv)Parent shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. The Company agrees to promptly provide Parent with such information concerning the business, management, operations and financial condition of the Company and the Company Subsidiaries, in each case, as is reasonably requested by Parent for inclusion in the Registration Statement. The Company shall cause the officers and employees of the Company and the Company Subsidiaries to be reasonably available to Parent and its counsel in connection with the drafting of the Registration Statement and responding in a timely manner to comments on the Registration Statement from the SEC.

(b)Parent shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting in accordance with the DGCL. Parent shall convene and hold, no later than 45 days after the Proxy Statement is mailed, a meeting of Parent’s stockholders (the “Special Meeting”), for the purpose of obtaining the approval of the Parent Stockholder Matters. Parent shall use its reasonable best efforts to obtain the approval of the Parent Stockholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with Applicable Legal Requirements for the purpose of seeking the approval of the Parent Stockholder Matters. Subject to the proviso in the following sentence, Parent shall include the Parent Recommendation in the Proxy Statement. The board of directors of Parent shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of Parent has determined in good faith is required by Applicable Legal Requirements is disclosed to Parent’s stockholders and for such supplement or amendment to be promptly disseminated to Parent’s stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Parent Class A Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) in order to solicit additional proxies from stockholders for purposes of obtaining approval of the Parent Stockholder Matters; or (iv) if the holders of Parent Class A Stock have elected to redeem a number of Parent Class A Stock as of such time that would reasonably be expected to result in Parent not satisfying the Company’s Required Funds; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), (iii) or (iv) above, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that the Special Meeting, without the prior written consent of the Company, (x) may not be adjourned to a date that is more than ten (10) Business Days after the date for which the Special Meeting was originally scheduled or the most recently adjourned Special Meeting (excluding any adjournments required by Applicable Legal Requirements) and (y) must be held no later than four (4) Business Days prior to the Outside Date.

(c)Company Stockholder Approval.  As promptly as practicable after the Registration Statement becomes effective, the Company shall (i) use its reasonable best efforts to solicit and obtain the Company Stockholder Approval by written consent of each of the Key Company Stockholders (pursuant to the Stockholder Support Agreement) promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, or (ii) in the event the Company is not able to obtain the Company Stockholder Approval by written consent, the Company shall duly convene a meeting of the stockholders of the Company for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Merger, as soon as reasonably practicable after the Registration Statement is declared effective. If such meeting of the stockholders of the Company is convened, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approvals at such meeting of the stockholders of the Company and shall take all other reasonable action necessary or advisable to secure the Company Stockholder Approval as soon as reasonably practicable after the Registration Statement is declared effective.

Section 6.2   Regulatory Approvals.  As promptly as practicable after the date of this Agreement, Parent and the Company shall each prepare and file the notification required of it under the HSR Act within 10 Business Days after the date hereof in connection with the Transactions and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice or any other Governmental Entity in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other Antitrust Laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods or obtain the applicable approvals as soon as practicable. Each Party will promptly provide the other with copies of all substantive written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (ii) permit each other to review in advance any proposed substantive written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Legal Proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions. Each of the Company Transaction Costs and Parent Transaction Costs shall include 50% of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act.

Section 6.3   Other Filings; Press Release.

(a)As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company.

(b)Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c)The Parties shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”). Prior to Closing, Parent and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, Parent shall issue the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Parent shall file the Closing Form 8-K with the SEC.

Section 6.4   Confidentiality; Access to Information.

(a)Each of the Company and the Parent acknowledges that it is a party to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement with respect to the obligations of the Company and the Parent; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company or the Company Stockholders, on the one hand, or Parent, Merger Sub I or Merger Sub II, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents or representatives from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by Applicable Legal Requirement or stock exchange rule; or (vi) disclosure consented to in writing by Parent, Merger Sub I or Merger Sub II (in the case of the Company Stockholders and, prior to the Closing, the Company) or the Company (in the case of Parent, Merger Sub I or Merger Sub II).

(b)Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or Parent, in the case of a public announcement by the Company Stockholders or the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by Applicable Legal Requirements, in which case the disclosing Party shall, to the extent permitted by Applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company or the Company Stockholders, Parent and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) announcements and communications regarding this Agreement and the Transactions to the Group Companies’ stockholders, Affiliates, and its and their respective directors, officers, employees, managers and advisors, in each case subject to an obligation of confidentiality; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 6.3 or this Section 6.4(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) communications to customers and suppliers of the Group Companies for purposes of seeking any consents and approvals required in connection with the Transactions.

(c)The Company will afford, and will cause the other Group Companies to afford, Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company and the other Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of the C Acquisition, business development efforts, properties, results of operations and personnel of the Company and the other Group Companies, as Parent may reasonably request in connection with the consummation of the Transactions; provided, however, that (i) any such access shall be conducted in a manner not to interfere with the businesses or operations of the Group Companies, (ii) no Group Company shall be required to provide access to or to disclose information where such access or disclosure would (x) contravene any Applicable Legal Requirement, Order or Contract of any Group Companies or, if determined by the Company in good faith after consulting with counsel, reasonably be expected to result in antitrust risk for the Company, (y) reasonably be expected to violate or result in a loss or impairment of any attorney-client, legal or work product privilege or (z) expose a Group Company to risk of liability for disclosure of sensitive or Personal Information and (iii) no Group Company shall be required to provide such access if the Company in good faith determines, in light of any Pandemic Measures, that such access would reasonably be expected to jeopardize the health and safety of any Group Company personnel or representatives.

(d)Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that (i) any such access shall be conducted in a manner not to interfere with the businesses or operations of Parent, (ii) the Parent shall not be required to provide access to or to disclose information where such access or disclosure would (x) contravene any Applicable Legal Requirement, Order or Contract of the Parent, (y) reasonably be expected to violate or result in a loss or impairment of any attorney-client, legal or work product privilege or (z) expose the Parent to risk of liability for disclosure of sensitive or Personal Information and (iii) the Parent shall not be required to provide such access if the Parent in good faith determines, in light of any Pandemic Measures, that such access would reasonably be expected to jeopardize the health and safety of the Parent’s personnel or representatives.

Section 6.5   Reasonable Best Efforts.

(a)Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of commercially reasonable acts necessary to cause the conditions precedent set forth in Article VII to be satisfied; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); (iii) the taking of commercially reasonable acts necessary to obtain all consents, approvals or waivers from third parties required as a result of the Transactions, including any other consents, approvals or waivers from third parties referred to on Schedule 3.5(b) of the Company Disclosure Letter, and, in the case of Parent, to terminate any Contracts to which Parent, Merger Sub I or Merger Sub II is a party that are not required for the operation of the Surviving Entity following Closing, if and to the extent reasonably requested by the Company; (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (v) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of Parent, sending a termination letter to Continental substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”).

(b)Notwithstanding anything herein to the contrary, nothing in this Section 6.5 shall be deemed to require Parent or the Company to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties and capital stock, or the incurrence of any liability or expense.

(c)From and after the date of this Agreement until the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, Parent, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Legal Proceedings (including derivative claims) relating to this Agreement, any Transaction Agreement or any matters relating thereto other than any appraisal claims contemplated by Section 2.14 (collectively, the “Transaction Litigation”) commenced against, in the case of Parent, Merger Sub I or Merger Sub II, any of Parent, Merger Sub I or Merger Sub II or any of their respective Representatives (in their capacity as a representative of Parent, Merger Sub I or Merger Sub II) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of a Group Company). Parent and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation; provided, however, that in no event shall Parent, Merger Sub I or Merger Sub II, on one hand, or the Company, any other Group Company, on the other hand, or, in any case, any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company or Parent, as the case may be, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)Parent will use its reasonable best efforts to cooperate with the Company in its efforts to consummate the C Acquisition, including (i) responding promptly and furnishing information concerning itself and its Affiliates as reasonably requested by the Company and (ii) taking reasonably required actions to assist the Company in its efforts to satisfy the conditions set forth in any C Acquisition Transaction Document.

Section 6.6   No Parent Securities Transactions.  Neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall use its commercially reasonable efforts to require each of its officers, directors and employees to comply with the foregoing requirement.

Section 6.7   No Claim Against Trust Account.  For and in consideration of Parent entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company, on behalf of itself and its Affiliates agrees that:

(a)neither the Company nor any of its Affiliates do now or at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, and shall not make any claim against the Trust Account (including any distributions therefrom), in each case, regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or the Transactions or any proposed or actual business relationship between Parent or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims against the Trust Account are collectively referred to hereafter as the “Released Claims”);

(b)the Company, on behalf of itself and its Affiliates, hereby irrevocably waives any Released Claims that the Company or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, Contracts or agreements with Parent or its Representatives, including this Agreement or the Transactions, and will not seek recourse against the Trust Account (including any distributions therefrom) in connection therewith (including for an alleged breach of this Agreement or any other agreement with Parent or its Affiliates);

(c)the irrevocable waiver set forth in the immediately preceding clause (b) is material to this Agreement and specifically relied upon by Parent and its Affiliates to induce Parent to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under Applicable Legal Requirements; and

(d)to the extent the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent or its Representatives, including this Agreement or the Transactions, which proceeding seeks, in whole or in part, monetary relief against Parent or Representatives, the Company hereby acknowledges and agrees that the Company’s and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and such claim shall not permit the Company or its Affiliates (or any Person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

(e)For the avoidance of doubt, (i) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent pursuant to this Agreement for legal relief against monies or other assets of Parent held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions or for intentional fraud in the making of the representations and warranties in Article IV; and (ii) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against Parent’s assets or funds that are not held in the Trust Account.

Section 6.8   Disclosure of Certain Matters.  Each of Parent, Merger Sub I, Merger Sub II and the Company will promptly provide the other Parties with prompt written notice of any event, development or condition of which they have Knowledge that: (a) is reasonably likely to cause any of the conditions set forth in Article VII not to be satisfied; or (b) would require any amendment or supplement to the Proxy Statement.

Section 6.9   Securities Listing; Parent Public Filings.

(a)Parent will use its reasonable best efforts to cause the shares of Parent Class A Stock issued in connection with the Merger to be approved for listing on Nasdaq at Closing. During the period from the date hereof until the Closing, Parent shall use its reasonable best efforts to (a) ensure Parent remains listed as a public company on Nasdaq, and (b) keep the Parent Class A

Stock and Parent Warrants listed for trading on Nasdaq. After the Closing, Parent shall use commercially reasonable efforts to continue the listing for trading of the Parent Class A Stock and Parent Warrants on Nasdaq.

(b)From the date hereof through the Closing, Parent will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities laws.

Section 6.10   No Solicitation.

(a)During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, other than with respect to the Merger and the other Transactions, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its stockholders, employees, agents, officers, directors, representatives and advisors (collectively, in each case in their capacity as such, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than Parent and its agents, representatives, advisors) concerning any merger, sale of ownership interests and/or assets of the Company, recapitalization or similar transaction (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, the Company shall, and shall cause its Subsidiaries and the Company Stockholders to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination excluding the Merger and the other Transactions. The provisions of this Section 6.10(a) are intended to be for the benefit of, and enforceable by each of Verizon and Hearst, notwithstanding any waiver by Parent of the Company’s obligations pursuant to this Section 6.10(a), and each of Verizon and Hearst shall be a third-party beneficiary of this Section 6.10(a).

(b)During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, other than with respect to the Merger and the other Transactions, Parent, Merger Sub I and Merger Sub II shall not, and shall direct their respective Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, the Company Stockholders, CM Partners, LLC and their respective Representatives) concerning any merger, purchase of ownership interests or assets of Parent, recapitalization or similar business combination transaction (each, a “Parent Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Parent Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Parent Business Combination. Parent, Merger Sub I and Merger Sub II shall, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Parent Business Combination.

(c)Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties (and in the case of Parent’s receipt of a Parent Business Combination proposal, Parent shall also provide notice to the Company) if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission (and in the case of Parent’s receipt, Parent shall also provide copies to the Company).

Section 6.11   Trust Account.  Prior to the Closing, none of the funds held in the Trust Account may be used or released except for the withdrawal of interest to pay any /Tax obligation owed by Parent as a result of assets owned by Parent, including franchise Taxes. Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to Continental (which notice Parent shall provide to Continental in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent: (i) shall cause the documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered, including providing Continental with the Trust Termination Letter; and (ii) shall use reasonable best efforts to cause Continental to, and Continental shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable to: (A) to stockholders who elect to have their Parent Class A Stock converted to cash in accordance with the provisions of Parent’s Charter Documents in respect of Parent

Stockholder Redemptions; (B) for income Tax or other Tax obligations of Parent prior to Closing; (C) for any Parent Transaction Costs and any Company Transaction Costs; and (D) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.12   Directors’ and Officers’ Liability Insurance.

(a)Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any Group Company (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective Charter Documents or in any indemnification agreement with respect to any Group Company set forth on Schedule 6.12(a) of the Company Disclosure Letter shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, Parent shall use reasonable best efforts cause the Surviving Entity and the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of such Group Company’s Charter Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of each Group Company with any D&O Indemnified Party as in effect immediately prior to the Closing Date, and Parent shall, and shall use reasonable best efforts to cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, Parent shall use reasonable best efforts to cause the Surviving Entity and the Group Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.12 without limit as to time.

(b)Parent shall, or shall cause the Surviving Company, to maintain, or cause to be maintained, in effect for six (6) years following the Effective Time, without lapses in coverage, directors’ and officers’ liability insurance that provides coverage for the individual persons who are directors and officers of either the Parent or the Company as of the date of this Agreement. Such insurance shall provide coverage on terms (with respect to coverage and amount afforded to individual directors and officers) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided to individual directors and officers of such Person by such Person’s directors’ and officers’ liability insurance policies as of the date of this Agreement (the “D&O Coverage Obligation”). The D&O Coverage Obligation can be fulfilled in one of two ways at the election of Parent: (i) the annual renewal of a D&O insurance policy providing the aforementioned coverage (the “Annual Policy Option”), or (ii) through the purchase of a “tail” or “runoff” for the directors’ and officers’ liability insurance policies in effect for the directors and officers of such Person before the date of this Agreement (the “Tail Option”). Should Parent choose the Annual Policy Option, and at any time between the Closing Date and the six-year anniversary of the Closing Date, Parent for any reason, does not renew the annually renewing directors’ and officers’ liability insurance policies, then Parent shall purchase a tail policy for this lapsing D&O insurance program, the duration of which shall be no less than the number of years equal to the remaining time period between the six-year anniversary of the Closing Date and the number of years that had elapsed between the Closing Date and the lapsing of the annually renewing directors’ and officers’ liability insurance policies, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.12(b).

(c)The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Charter Documents of any Group Company, any other indemnification arrangement, any Applicable Legal Requirement or otherwise. The obligations of Parent and the Group Companies under this Section 6.12 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.12 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.12.

(d)If Parent or, after the Closing, any Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or such Group Company, as applicable, assume the obligations set forth in this Section 6.12.

Section 6.13   Tax Matters.

(a)All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions shall be borne and paid by the Parent. Parent shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and Parent shall reasonably cooperate with respect thereto as necessary).

(b)Prior to the Closing Date, the Company shall provide Parent with a certificate prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code.

(c)All Tax Sharing Agreements with respect to or involving any Group Company (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes or any agreement the only parties to which are Group Companies) shall be terminated prior to the Closing Date and, after the Closing Date, none of the Group Companies shall be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date, and there shall be no continuing obligation after the Closing Date to make any payments under any such agreements or arrangements.

Section 6.14   Convertible Financing Agreements.

(a)Parent shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements of, the Convertible Financing Agreements, in each case, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed in respect of any such amendment, modification, waiver or replacement that is not and would not reasonably be expected to be materially adverse to the Company or the Company Stockholders). Parent shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Convertible Financing Agreements on the terms and conditions described therein, including maintaining in effect the Convertible Financing Agreements and: (i) using its reasonable best efforts to satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Convertible Financing Agreements and otherwise comply with its obligations thereunder; and (ii) in the event that all conditions in the Convertible Financing Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Convertible Financing Agreements at or prior to Closing. Parent shall enforce its rights under the Convertible Financing Agreements in the event that all conditions in the Convertible Financing Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable Convertible Financing Investor to contribute to Parent the applicable portion of the Convertible Financing Amount set forth in the applicable Convertible Financing Agreement at or prior to the Closing. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and, in any event within three (3) Business Days) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Convertible Financing Agreement known to Parent; (B) of the receipt of any written notice or other written communication from any party to any Convertible Financing Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Convertible Financing Agreement or any provisions of any Convertible Financing Agreement; and (C) if Parent does not expect to receive all or any portion of the Convertible Financing Amount on the terms, in the manner or from the sources contemplated by the Convertible Financing Agreements. The Convertible Financing Agreements contain all of the conditions precedent to the obligations of the Convertible Financing Investors to contribute to Parent the applicable portion of the Convertible Financing Amount set forth in the applicable Convertible Financing Agreement on the terms therein.

(b)Parent shall use its reasonable best efforts to cause the Convertible Financing Investors to contribute the Convertible Financing Amount at or prior to the Closing if all conditions set forth in the applicable Convertible Financing Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and other than conditions that Parent or any of its Affiliates control the satisfaction of). Parent shall use its reasonable best efforts to take, or cause to be taken, all actions required to obtain the Convertible Financing Amount contemplated by the Convertible Financing Agreements, including enforcing the rights of Parent under the Convertible Financing Agreements.

Section 6.15   Section 16 Matters.  Prior to the Effective Time, Parent shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the Parent Class A Stock, Parent Class B Stock or the Parent Class C Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 6.16   Board of Directors.

(a)Subject to the terms of the Parent’s Charter Documents, Parent shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(i)the board of directors of Parent shall consist of up to seven (7) directors (or such greater number as the Company and Parent may agree), which shall initially include: (i) a designee of Parent; (ii) two director nominees to be designated by the mutual agreement of the Company and the Parent as soon as reasonably practicable following the date of this Agreement and in any event prior to Closing; and (iii) the remaining director nominees to be designated by the Company pursuant to written notice to Parent as soon as reasonably practicable following the date of this Agreement; and

(ii)the board of directors of Parent shall have a majority of “independent” directors for the purposes of Nasdaq rules, each of whom shall serve in such capacity in accordance with the terms of the Parent’s Organizational Documents following the Effective Time.

(b)On the Closing Date, Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with each individual to be appointed to, or serving on, the board of directors of Parent upon the Closing, which indemnification agreements shall continue to be effective following the Closing (the “Indemnification Agreements”).

Section 6.17   Equity Award Matters.

(a)2021 EIP and ESPP.  Effective as of (and contingent on) the Closing, Parent shall adopt, subject to obtaining Parent Stockholder Approval, (a) the 2021 EIP, in substantially the form attached hereto as Exhibit D (as such form may be modified in accordance with this Section 6.17) and (b) the ESPP, in substantially the form attached hereto as Exhibit E (as such form may be modified in accordance with this Section 6.17). The Company may propose further edits to the 2021 EIP and the ESPP based on recommendations from the Company’s compensation consultant (which compensation consultant shall be reasonably acceptable to Parent) and the board of directors of the Company, which, after consideration and approval by Parent, not to be unreasonably withheld or delayed, shall be incorporated into the 2021 EIP and the ESPP in advance of the Special Meeting.

(b)C Acquisition Equity Awards.  Following the Closing, Parent shall grant and issue Parent RSUs (after application of the RSU Exchange Ratio) in respect of stock options, stock grants, restricted stock units or other direct or indirect rights to acquire such securities that were approved by the board of directors of the Company prior to the Closing in connection with the C Acquisition (the “Approved C Acquisition Equity Awards”).

ARTICLE VII

CONDITIONS TO THE TRANSACTION

Section 7.1   Conditions to Obligations of Each Party’s Obligations.  The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a)The Parent Stockholder Approval shall have been obtained.

(b)All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated.

(c)No provision of any Applicable Legal Requirement prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent restraining Order prohibiting, enjoining or making illegal the consummation of the Transactions will be in effect.

(d)The concurrent closing of the C Acquisition in accordance with the C Acquisition Purchase Agreement.

(e)The consummation of the Convertible Financing subject to the terms of the Convertible Financing Agreements in an aggregate amount equal to the Convertible Financing Amount.

(f)The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Legal Proceedings for that purpose shall have commenced or be threatened by the SEC.

(g)The Company Stockholder Approval shall have been obtained.

Section 7.2   Additional Conditions to Obligations of the Company.  The obligations of the Company to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)The Fundamental Representations of Parent shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and all other representations and warranties of Parent set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Parent Material Adverse Effect.

(b)Parent, Merger Sub I and Merger Sub II shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects.

(c)Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 7.2(a) and Section 7.2(b).

(d)Parent shall have delivered or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by Parent pursuant to Section 1.3(a), duly executed by Parent, Merger Sub I and Merger Sub II, as applicable.

(e)The Parent A&R Charter shall have been filed with the Secretary of State of the State of Delaware and become effective, and the Parent A&R Bylaws shall have been adopted and become effective.

(f)Parent shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 6.11, available to Parent for payment of the Company Transaction Costs and the Parent Transaction Costs at the Closing.

(g)The funds contained in the Trust Account, together with the Convertible Financing Amount to be received substantially concurrently with the Closing, shall equal or exceed the Company’s Required Funds, and, when combined with the Company’s own cash balances as of the Closing, shall be sufficient to pay the Closing Cash Consideration (as defined in the C Acquisition Purchase Agreement) to Verizon and Hearst in accordance with the terms of the C Acquisition Purchase Agreement, in each case following (i) payment of the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Parent Stockholder Redemptions, and (ii) payment of all Company Transaction Costs and Parent Transaction Costs.

(h)The shares of Parent Class A Stock to be issued in connection with the Merger shall have been approved for listing on the Nasdaq.

(i)No Parent Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

Section 7.3   Additional Conditions to the Obligations of Parent, Merger Sub I and Merger Sub II.  The obligations of Parent, Merger Sub I and Merger Sub II to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a)The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and all other representations and warranties of the Company set forth in Article III hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material

Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect.

(b)The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects.

(c)The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

(d)No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(e)The Company shall have delivered, or caused to be delivered, or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the Company pursuant to Section 1.3(b), duly executed by the applicable signatory or signatories specified in Section 1.3(b), if any.

ARTICLE VIII

TERMINATION

Section 8.1   Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)by mutual written agreement of Parent and the Company at any time;

(b)by either Parent or the Company if the Transactions shall not have been consummated on or before 11:59 p.m., Eastern Time, on January 24, 2022 (the “Outside Date”); provided, however, that if the SEC has not declared effective the Registration Statement on or prior to November 24, 2021, the Outside Date shall be automatically extended to February 24, 2022; provided, further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)by either Parent or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Merger, which Order or other action is final and nonappealable;

(d)by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent, Merger Sub I or Merger Sub II, or if any representation or warranty of Parent, Merger Sub I or Merger Sub II shall have become untrue, in either case such that the conditions set forth in Article VII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Parent, Merger Sub I or Merger Sub II is curable by Parent, Merger Sub I or Merger Sub II prior to the Outside Date, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 8.1(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to Parent of such breach; and (ii) the Outside Date; provided, further, that each of Parent, Merger Sub I and Merger Sub II continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by Parent, Merger Sub I or Merger Sub II is cured during such 30-day period);

(e)by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Article VII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company prior to the Outside Date, then Parent must first provide written notice of such breach and may not terminate this Agreement under this Section 8.1(e) until the earlier of: (i) 30 days after delivery of written notice from Parent to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company is cured during such 30-day period);

(f)by either Parent or the Company, if, at the Special Meeting (including any adjournments thereof), the Parent Stockholder Approval shall not have been obtained;

(g)by either Parent or the Company, if the Company Stockholder Approval shall not have been obtained by the Outside Date;

(h)by the Company, if the Parent Stockholder Redemption results in the condition set forth in Section 7.2(g) becoming incapable of being satisfied at the Closing; or

(i)by Parent if the Key Company Stockholders have not executed and delivered the Stockholder Support Agreement within eight (8) hours of the execution of this Agreement.

Section 8.2   Notice of Termination; Effect of Termination.

(a)Any termination of this Agreement under Section 8.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b)In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 6.4 (Confidentiality; Access to Information), Section 6.7 (No Claim Against Trust Account), this Section 8.2 (Notice of Termination; Effect of Termination), Article X (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any willful and intentional breach of this Agreement or intentional fraud in the making of the representations and warranties in this Agreement.

ARTICLE IX

NO SURVIVAL

Section 9.1   No Survival.  None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 9.1 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against the Company with respect to intentional fraud in the making of the representations and warranties by the Company in Article III or any claim against Parent with respect to intentional fraud in the making of the representations and warranties by Parent in Article IV, as applicable.

ARTICLE X

GENERAL PROVISIONS

Section 10.1   Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent, Merger Sub I or Merger Sub II, to:

890 5th Avenue Partners, Inc.
14 Elm Place, Suite 206
Rye, New York 10580
Attention: Adam Rothstein, Executive Chairman
Email: adam@890fifthavenue.com

with a copy (which shall not constitute notice) to:

BraunHagey & Borden LLP
351 California Street
San Francisco, California 94104

Attention: Daniel J. Harris and Jason R. Sanderson
Email: harris@braunhagey.com and sanderson@braunhagey.com

if to the Company, prior to the Closing, to:

BuzzFeed, Inc.
111 E. 18th Street
13th Floor
New York, New York 10003
Attention: Chief Executive Officer; Chief Legal Officer

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
902 Broadway
New York, NY 10010
Attention: Mark C. Stevens; Dawn Belt; Ethan A. Skerry; Aman Singh
Email: mstevens@fenwick.com; dbelt@fenwick.com; eskerry@fenwick.com; asingh@fenwick.com or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 10.2   Interpretation.  The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “Project Bolt” online datasite hosted by Intralinks Inc. prior to and until the date of this Agreement. References to “deferred underwriting commissions” shall include any business combination marketing fees. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars (and, where applicable  —  e.g., related to employee compensation  —  shall mean the foreign equivalent based on the respective currency conversion rates). CM Partners, LLC shall not be deemed to be an Affiliate with respect to the Company or the Company Subsidiaries and shall not be deemed to be a Company Subsidiary or Group Company.

Section 10.3   Counterparts; Electronic Delivery.  This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 10.4   Entire Agreement; Third Party Beneficiaries.  This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and

Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 6.10(a), Section 6.12 and Section 10.14 (each of which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 10.5   Severability.  In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Applicable Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 10.6   Other Remedies; Specific Performance.  Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which money damages would not be an adequate remedy would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Section 10.7   Governing Law.  This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 10.8   Consent to Jurisdiction; WAIVER OF JURY TRIAL.

(a)Any proceeding based upon or arising out of or related to this Agreement, the other Transaction Agreements and the consummation of the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware). Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of such courts, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary hereby waives, and agrees that he, she or it shall not assert, as a defense in any legal dispute that: (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.1. Notwithstanding the foregoing in this Section 10.8, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 10.8.

Section 10.9   Rules of Construction.  Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 10.10   Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.

Section 10.11   Assignment.  No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 10.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.12   Amendment.  This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties; provided that, following the receipt of the Company Stockholder Approval, there shall be no amendment to this Agreement (or any of the provisions hereof) which under the DGCL or other Applicable Legal Requirements would require further approval by the stockholders of the Company in accordance with the Company Organizational Documents without such approval.

Section 10.13   Extension; Waiver.  At any time prior to the Closing, Parent (on behalf of itself, Merger Sub I and Merger Sub II), on the one hand, and the Company (on behalf of itself and the Company Stockholders), on the other hand, may, to the extent not prohibited by Applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 10.14   No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Applicable Legal Requirement or otherwise. Without limiting the generality of the foregoing, the Parties will not, and will not cause or permit any other Person to, hold or attempt to hold any Related Party liable for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company or any Related Party, or their respective agents or other Representatives, concerning a Group Company, this Agreement or the Transactions. The provisions of this Section 10.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 10.14. This Section 10.14 shall be binding on all successors and assigns of Parties.

Section 10.15   Legal Representation.

(a)Parent hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates (including after the Closing, the Company), and each of their respective successors and assigns (all such parties, the “Parent Waiving Parties”), that Fenwick & West LLP (or any successor) may represent the Company Stockholders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Stockholder Group”), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding its representation (or any continued representation) of the Group Companies or other Parent Waiving Parties, and each of Parent and the Company on behalf of itself and the Parent Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Parent and the Company acknowledge that the foregoing provision applies whether or not Fenwick & West LLP provides legal services to any Group Companies after the Closing Date. Each of Parent and the Company, for itself and the Parent Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between any Group Company or any member of the Stockholder Group and its counsel, including Fenwick & West LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the Stockholder Group (the “Stockholder Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Stockholder Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge or the officers and employees of the Company), in any Legal Proceeding against or involving any of the Parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the Stockholder Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

(b)The Company hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and the Company Stockholders, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that BraunHagey & Borden LLP (or any successor) may represent the Sponsor, Parent or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Parent Group”), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding its representation (or any continued representation) of the Parent Group, and the Company on behalf of itself and Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. The Company acknowledges that the foregoing provision applies whether or not BraunHagey & Borden LLP provides legal services to the Sponsor or Parent after the Closing Date. The Company, for itself and the Company Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between any of the Parent Group and its counsel, including BraunHagey & Borden LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the Sponsor and Parent (the “Parent Privileged Communications”), without any waiver thereof. Sponsor and Parent, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Parent Privileged Communications, whether located in the records or email server of Parent or otherwise (including in the knowledge or the officers and employees of Parent), in any Legal Proceeding against or involving any of the Parties after the Closing, and the Company Waiving Parties agree not to assert that any privilege has been waived as to the Parent Privileged Communications.

Section 10.16   Disclosure Letters and Exhibits.  The Company Disclosure Letter and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Applicable Legal Requirement, (b) an admission of any liability or obligation to any third party, or (c) to establish a standard of materiality. The disclosure of any items or information that is not required by this Agreement to be so included is solely for informational purposes and the convenience of Parent, Merger Sub I and Merger Sub II or the Company, as applicable. In addition, under no circumstances shall the disclosure of any matter in this Company Disclosure Letter or Parent Disclosure Letter, where a representation or warranty of the Company or Parent, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect. Neither the Company nor Parent shall be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, which otherwise is not required to be disclosed by this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

890 5TH AVENUE PARTNERS, INC.

By:	/s/ Adam Rothstein
Name: Adam Rothstein
Title: Executive Chairman

BOLT MERGER SUB I, INC.

By:	/s/ Adam Rothstein
Name: Adam Rothstein
Title: Chief Executive Officer

BOLT MERGER SUB II, INC.

By:	/s/ Adam Rothstein
Name: Adam Rothstein
Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

BUZZFEED, INC.

By:	/s/ Jonah Peretti
Name: Jonah Peretti
Title: Chief Executive Officer

SCHEDULE A

DEFINED TERMS

Section 1.1.  Defined Terms.  Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“2021 EIP”	Recitals
“A&R IRA”	Recitals
“A&R Registration Rights Agreement”	Recitals
“Acquisition”	Section 3.26
“Acquisition Contract”	Section 3.26
“Additional Parent SEC Reports”	Section 4.7(a)
“Affiliate”	Schedule A, Section 1.2
“Aggregate Adjusted Company Share Amount”	Schedule A, Section 1.2
“Aggregate Share Adjustments”	Schedule A, Section 1.2
“Agreement”	Preamble
“Annual Policy Option”	Section 6.12(b)
“Antitrust Laws”	Schedule A, Section 1.2
“Applicable Legal Requirements”	Recitals
“Approvals”	Section 3.6(b)
“Audited Financial Statements”	Section 3.7(a)
“Business Day”	Schedule A, Section 1.2
“C Acquisition”	Schedule A, Section 1.2
“C Acquisition Purchase Agreement”	Schedule A, Section 1.2
“C Acquisition Transaction Documents”	Schedule A, Section 1.2
“Certificate of Merger”	Section 1.4(g)
“Certifications”	Section 4.7(a)
“Change of Control”	Schedule A, Section 1.2
“Charter Documents”	Section 3.1
“Class A Common Stock”	Schedule A, Section 1.2
“Class B Common Stock”	Schedule A, Section 1.2
“Class C Common Stock”	Schedule A, Section 1.2
“Closing”	Section 1.1
“Closing Consideration”	Section 2.8(a)
“Closing Date”	Section 1.1
“Closing Form 8-K”	Section 6.3(c)
“Closing Merger Consideration”	Schedule A, Section 1.2
“Closing Number of Securities”	Schedule A, Section 1.2
“Closing Press Release”	Section 6.3(c)
“Code”	Schedule A, Section 1.2
“Company”	Preamble
“Company Affiliate Contract”	Section 3.21
“Company Benefit Plan”	Section 3.12(a)
“Company Business Combination”	Section 6.10(a)

“Company Common Stock”	Schedule A, Section 1.2
“Company Disclosure Letter”	Article III, Preamble
“Company Incentive Plans”	Schedule A, Section 1.2
“Company IT Systems”	Schedule A, Section 1.2
“Company Material Adverse Effect”	Schedule A, Section 1.2
“Company Material Contract”	Section 3.19(a)
“Company Option”	Schedule A, Section 1.2
“Company Organizational Documents”	Schedule A, Section 1.2
“Company Restricted Stock Award”	Schedule A, Section 1.2
“Company RSU”	Schedule A, Section 1.2
“Company Stockholder”	Schedule A, Section 1.2
“Company Stockholder Approval”	Schedule A, Section 1.2
“Company Subsidiaries”	Section 3.2(a)
“Company Transaction Costs”	Schedule A, Section 1.2
“Company’s Required Funds”	Schedule A, Section 1.2
“Company Waiving Parties”	Section 10.15(b)
“Confidentiality Agreement”	Schedule A, Section 1.2
“Continental”	Section 4.14(a)
“Contract”	Schedule A, Section 1.2
“Convertible Financing Agreements”	Section 4.13
“Convertible Financing Amount”	Section 4.13
“Convertible Financing Investors”	Section 4.13
“Copyright”	Definition of Intellectual Property
“COVID-19”	Schedule A, Section 1.2
“D&O Indemnified Party”	Section 6.12(a)
“DGCL”	Recitals
“Dissenting Shares”	Section 2.14
“EAR”	Definition of Specified Business Conduct Laws
“Effective Time”	Section 2.2(a)
“Environmental Law”	Schedule A, Section 1.2
“ERISA”	Schedule A, Section 1.2
“ERISA Affiliate”	Schedule A, Section 1.2
“ESPP”	Recitals
“Exchange Act”	Schedule A, Section 1.2
“Exchange Agent”	Section 2.8(b)
“Exchange Fund”	Section 2.8(c)
“Excluded Share”	Section 2.7(d)
“Financial Statements”	Section 3.7(a)
“Fundamental Representations”	Schedule A, Section 1.2
“GAAP”	Schedule A, Section 1.2
“Governmental Entity”	Schedule A, Section 1.2
“Group Companies”	Schedule A, Section 1.2
“Group Companies’ Privacy Notices”	Section 3.18(a)

“Hazardous Material”	Schedule A, Section 1.2
“Hearst”	Schedule A, Section 1.2
“HSR Act”	Section 3.5(b)
“Indebtedness”	Schedule A, Section 1.2
“Insider”	Section 3.21
“Insurance Policies”	Section 3.20
“Intended Tax Treatment”	Recitals
“Intellectual Property”	Schedule A, Section 1.2
“Interim Financial Statements”	Section 3.7(a)
“Key Company Stockholders”	Schedule A, Section 1.2
“Knowledge”	Schedule A, Section 1.2
“Leased Real Property”	Section 3.13(b)
“Legal Proceeding”	Schedule A, Section 1.2
“Legal Requirements”	Schedule A, Section 1.2
“Licensed Intellectual Property”	Schedule A, Section 1.2
“Lien”	Schedule A, Section 1.2
“Losses”	Schedule A, Section 1.2
“Merger”	Recitals
“Merger Sub I”	Preamble
“Merger Sub II”	Preamble
“Merger Sub I Common Stock”	Section 4.3(b)
“Nasdaq”	Section 4.12
“OFAC”	Schedule A, Section 1.2
“Option Exchange Ratio”	Schedule A, Section 1.2
“Order”	Schedule A, Section 1.2
“Outside Date”	Section 8.1(b)
“Owned Intellectual Property”	Schedule A, Section 1.2
“Owned Real Property”	Section 3.13(a)
“Pandemic Measures”	Schedule A, Section 1.2
“Parent”	Preamble
“Parent A&R Bylaws”	Recitals
“Parent A&R Charter”	Recitals
“Parent Business Combination”	Section 6.10(b)
“Parent Bylaws”	Definition of Parent Organizational Documents
“Parent Cash”	Schedule A, Section 1.2
“Parent Charter”	Definition of Parent Organizational Documents
“Parent Class A Stock”	Section 4.3(a)
“Parent Class B Stock”	Schedule A, Section 1.2
“Parent Class C Stock”	Schedule A, Section 1.2
“Parent Class F Stock”	Section 4.3(a)
“Parent Disclosure Letter”	Article IV
“Parent Financing Certificate”	Section 1.2(a)
“Parent Group”	Section 10.15

“Parent Material Adverse Effect”	Schedule A, Section 1.2
“Parent Material Contracts”	Section 4.11
“Parent Option”	Section 2.13(a)
“Parent Organizational Documents”	Schedule A, Section 1.2
“Parent Privileged Communications”	Section 10.15
“Parent Recommendation”	Recitals
“Parent Restricted Stock Award”	Section 2.13(b)
“Parent SEC Reports”	Section 4.7(a)
“Parent Shares”	Section 4.3(a)
“Parent Stock Price”	Schedule A, Section 1.2
“Parent Stockholder Approval”	Section 4.4(b)
“Parent Stockholder Matters”	Section 6.1(a)(iii)
“Parent Stockholder Redemption”	Section 6.1(a)(iii)
“Parent Transaction Costs”	Schedule A, Section 1.2
“Parent Units”	Schedule A, Section 1.2
“Parent Waiving Parties”	Section 10.15
“Parent Warrants”	Section 4.3(a)
“Parent Working Capital Loans”	Schedule A, Section 1.2
“Parties”	Preamble
“Patent”	Schedule A, Section 1.2
“Permitted Lien”	Schedule A, Section 1.2
“Person”	Schedule A, Section 1.2
“Personal Information”	Schedule A, Section 1.2
“Privacy Laws”	Schedule A, Section 1.2
“Private Placement Units”	Section 4.3(a)
“Private Placement Warrants”	Section 4.3(a)
“Proxy Statement”	Schedule A, Section 1.2
“Public Warrants”	Section 4.3(a)
“Related Parties”	Schedule A, Section 1.2
“Released Claims”	Section 6.7(a)
“Remaining Per Share Amount”	Schedule A, Section 1.2
“Remedies Exception”	Section 3.4
“Representatives”	Section 6.10(a)
“Restricted Stock Award Exchange Ratio”	Schedule A, Section 1.2
“RSU Exchange Ratio”	Schedule A, Section 1.2
“SEC”	Schedule A, Section 1.2
“Securities Act”	Schedule A, Section 1.2
“Series F/G Aggregate Consideration”	Schedule A, Section 1.2
“Series F/G Aggregate Parent Shares”	Schedule A, Section 1.2
“Series F/G Per Share Amount”	Schedule A, Section 1.2
“Special Meeting”	Section 6.1(b)
“Specified Business Conduct Laws”	Schedule A, Section 1.2
“Sponsor”	Schedule A, Section 1.2

“Sponsor Support Agreement”	Schedule A, Section 1.2
“Stockholder Group”	Section 10.15(a)
“Stockholder Privileged Communications”	Section 10.15(a)
“Subsidiary”	Schedule A, Section 1.2
“Surrender Documentation”	Section 2.8(d)
“Surviving Company”	Recitals
“Surviving Entity”	Recitals
“Tail Option”	Section 6.12(b)
“Tax/Taxes”	Schedule A, Section 1.2
“Tax Return”	Schedule A, Section 1.2
“Tax Sharing Agreement”	Section 3.14(f)
“Top Customer”	Section 3.25(a)
“Top Supplier”	Section 3.25(b)
“Trade Secrets”	Definition of Intellectual Property
“Trademarks”	Definition of Intellectual Property
“Transaction Agreements”	Schedule A, Section 1.2
“Transaction Litigation”	Section 6.5(c)
“Transactions”	Schedule A, Section 1.2
“Treasury Regulations”	Schedule A, Section 1.2
“Trust Account”	Section 4.14(a)
“Trust Agreement”	Section 4.14(a)
“Trust Termination Letter”	Section 6.5(a)
“Two-Step Merger”	Recitals
“Verizon”	Schedule A, Section 1.2
“Voting Agreement”	Schedule A, Section 1.2
“Voting Agreement Parties”	Section 1.3(b)(vi)
“WARN”	Section 3.12(e)

Section 1.2.  Additional Terms.  For purposes of this Agreement, the following capitalized terms have the following meanings:

“2008 Plan” shall mean the BuzzFeed, Inc. 2008 Stock Plan, as amended from time to time.

“2015 Plan” shall mean the BuzzFeed, Inc. 2015 Equity Incentive Plan, as amended from time to time.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Adjusted Company Share Amount” shall mean the sum, without duplication, of:

(a)the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (including Company Restricted Stock Awards);

(b)the aggregate number of shares of Company Common Stock that are issuable upon the exercise of vested Company Options that are issued and outstanding immediately prior to the Effective Time, calculated on the basis of the treasury share method (for clarity, unvested Company Options will not be included in the Aggregate Adjusted Company Share Amount);

(c)the aggregate number of shares of Company Common Stock that are issuable upon the settlement of Company RSUs (regardless of whether vested) that are issued and outstanding immediately prior to the Effective Time;

(d)the aggregate number of shares of Company Common Stock that would be issuable upon the conversion all shares of Company Preferred Stock (other than the other than Series F Preferred Stock and Series G Preferred Stock) into shares of Company Common Stock pursuant to the Company Organizational Documents; and

(e)the Aggregate Share Adjustments.

“Aggregate Share Adjustments” has the meaning set forth in Schedule 1.2(A) of the Company Disclosure Letter.

“Antitrust Laws” shall mean the HSR Act and any federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, including merger control procedures.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Legal Requirements to close.

“C Acquisition” shall mean the acquisition of CM Partners, LLC by the Company pursuant to the terms of the C Acquisition Purchase Agreement.

“C Acquisition Purchase Agreement” shall mean the definitive purchase agreement, dated as of March 27, 2021, by and among CM Partners, LLC, the Company, Verizon and Hearst.

“C Acquisition Transaction Documents” shall mean the C Acquisition Purchase Agreement and the other transaction agreements and documents referenced therein.

“Change of Control” shall mean any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Parent; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of Parent.

“Class A Common Stock” shall mean the shares of Class A Common Stock, par value $0.001 per share, of the Company.

“Class B Common Stock” shall mean the shares of Class B Common Stock, par value $0.001 per share, of the Company.

“Class C Common Stock” shall mean the shares of Class C Common Stock, par value $0.001 per share, of the Company.

“Closing Merger Consideration” shall mean an amount equal to $1,234,500,000.00.

“Closing Number of Securities” shall mean 123,450,000 shares of Parent Class A Stock, Parent Class B Stock and Parent Class C Stock in the aggregate.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Common Stock” shall mean the Class A Common Stock, the Class B Common Stock and the Class C Common Stock.

“Company Incentive Plans” shall mean, collectively, the 2008 Plan and 2015 Plan.

“Company IT Systems” shall mean all computer systems, software, firmware, hardware, networks, interfaces, platforms, related systems, databases, websites and equipment owned, outsourced or licensed by any Group Company to process, store, maintain, backup or operate data, information and functions that are used in connection with the business of the Group Companies, but excluding, for the avoidance of doubt, any computer systems, software, firmware, hardware, networks, interfaces, platforms, related systems, databases, websites and equipment owned, outsourced or licensed by customers of any Group Company.

“Company Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has, will have, or has had a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole, or the Surviving Company; provided, however, that no change, event or occurrence arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19), epidemics, disease outbreaks, or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or other natural or man-made disasters, or any worsening thereof; (iii) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (iv) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement (including Pandemic Measures); (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company operates; (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; or (ix) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; provided, however, that if a change or effect related to clauses (iv) through (vii) disproportionately adversely affects the Group Companies, taken as a whole, compared to other Persons operating in the same industry as the Group Companies, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Option” shall mean an option to purchase shares of Class A Common Stock or Class B Common Stock granted under a Company Incentive Plan.

“Company Organizational Documents” shall mean the Seventh Amended and Restated Certificate of Incorporation of Company, dated as of December 16, 2020 (as may be amended, modified or supplemented, the “Company Charter”), the Amended and Restated Bylaws of Company as adopted on September 2, 2015 (as may be amended, modified or supplemented), and any other similar organization documents of Company (as may be amended, modified or supplemented).

“Company Restricted Stock Award” shall mean an award of restricted shares of Company Common Stock granted under a Company Incentive Plan, which includes any shares of Company Common Stock issued pursuant to early-exercised Company Options, in any case to the extent that it remains subject to vesting conditions.

“Company RSU” shall mean a restricted stock unit representing the opportunity to acquire shares of Class A Common Stock granted under a Company Incentive Plan.

“Company Stockholder” shall mean a holder of a share of Company Common Stock (excluding with respect to any Company Restricted Stock Awards) and/or Company Preferred Stock issued and outstanding as of the time of determination.

“Company Stockholder Approval” shall mean the adoption of this Agreement, the Merger and the other Transactions by Company Stockholders holding at least (a) a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class, and (b) a majority of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series F-1 Preferred Stock, Series G Preferred Stock, and Series G-1 Preferred Stock, voting together as a single class on an as-converted to Class B Common Stock basis.

“Company Transaction Costs” shall mean all fees, costs and expenses of the Group Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including: (a) all bonuses, change in control payments, retention or similar payments payable as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date and which are payable in connection with the consummation of the Transactions, whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger payments”), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (c) all transaction, deal, brokerage, financial advisory or any similar fees payable in connection with the consummation of the Transactions; and (d) all costs, fees and expenses related to the Tail Option and Annual Policy Option with respect to directors and officers of the Company as of the date of this Agreement; but excluding (i) any and all costs, fees and expenses incurred in connection with the preparation and filing of the Registration Statement (and any Proxy Statement filed with the SEC in connection therewith) and the review and/or approval thereof by the SEC, (ii) any and all costs, fees and expenses incurred in connection with the listing on Nasdaq of the shares of Parent Class A Stock issued in connection with the Transactions, and (iii) any transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other similar Taxes and fees (including any penalties or interest) payable in connection with the Transactions.

“Company’s Required Funds” shall mean an amount equal to the Convertible Financing Amount.

“Confidentiality Agreement” shall mean that certain Nondisclosure Agreement, dated January 19, 2021, by and between the Company and the Parent, as amended and joined from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” shall mean the novel coronavirus, SARS-CoV-2 or COVID-19 or any mutation of the same, including any resulting epidemics, pandemics, disease outbreaks or public health emergencies.

“Environmental Law” shall mean any and all Applicable Legal Requirements relating to pollution, Hazardous Materials, or the protection of the environment, natural resources, or human health and safety.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in Section 3.1 (Organization and Qualification); Section 3.2 (Company Subsidiaries); Section 3.3 (Capitalization); Section 3.4 (Due Authorization); Section 3.5(a) (No Conflict); and Section 3.16 (Brokers; Third Party Expenses); and (b) in the case of Parent, the representations and warranties contained in Section 4.1 (Organization and Qualification); Section 4.2 (Parent Subsidiaries); Section 4.3 (Capitalization); Section 4.4 (Authority Relative to this Agreement); and Section 4.10 (Business Activities).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Hazardous Material” shall mean any substance, material or waste that is listed, classified, defined, characterized or otherwise regulated by a Governmental Entity as a “toxic substance,” “hazardous substance,” “hazardous material” or words of similar meaning or effect, including any radioactive materials.

“Hearst” shall mean HDS II, Inc., a Delaware corporation.

“Indebtedness” shall mean any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

“Intellectual Property” shall mean all worldwide rights, title and interest in, to or under, or relating to intellectual property and intangible property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all trademarks, business marks, service marks, brand names, trade dress rights, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all registered and unregistered copyrights and applications for registration of copyright, including works of authorship, content and software (collectively, “Copyrights”); (d) all internet domain names; (e) trade secrets, know-how, technology, discoveries and improvements, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) databases; and (g) all other intellectual property, intellectual property rights, proprietary information and proprietary rights, including use rights pertaining to any of the foregoing and the right to sue and recover damages for infringement of any of the foregoing.

“Key Company Stockholders” shall mean each of the Company Stockholders listed on Schedule B.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event of: (a) with respect to the Company, the individuals listed on Schedule 1.2(B) of the Company Disclosure Letter; and (b) with respect to Parent, Merger Sub I or Merger Sub II, the individuals listed on Schedule 1.2 of the Parent Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Licensed Intellectual Property” shall mean all Intellectual Property licensed to any of the Group Companies.

“Lien” shall mean any mortgage, pledge, security interest, deed of trust, hypothecation, encumbrance, lien, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Losses” shall mean any and all deficiencies, judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable legal, accounting and other costs and expenses of professionals incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification, compensation or reimbursement therefor).

“OFAC” shall mean the U.S. Treasury Department Office of Foreign Assets Control.

“Option Exchange Ratio” shall mean the quotient of (i) the Remaining Per Share Amount divided by (ii) the Parent Stock Price.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Owned Intellectual Property” shall mean all Intellectual Property which any of the Group Companies has (or purports to have) an ownership interest.

“Pandemic Measures” shall mean any quarantine, isolation, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Applicable Legal Requirement, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity or industry group in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), or any other pandemic, epidemic, public health emergency or disease outbreak.

“Parent Cash” shall mean, as of the date of determination: (a) all amounts in the Trust Account; plus (b) the Convertible Financing Amount.

“Parent Class B Stock” shall mean a class of Common Stock of the Parent with rights substantially similar to the Parent Class A Stock except that certain holders of Parent Class B Stock shall be entitled to fifty (50) votes for each share of Parent Class B Stock held of record by such holder on each matter on which holders of such shares are entitled to vote as set out in the Parent A&R Charter.

“Parent Class C Stock” shall mean a class of Common Stock of the Parent with rights substantially similar to the Parent Class A Stock except that such Parent Class C Stock shall be non-voting shares as set out in the Parent A&R Charter.

“Parent Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of Parent, Merger Sub I and Merger Sub II, taken as a whole; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect has occurred: (i) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

“Parent Organizational Documents” shall mean the Amended and Restated Certificate of Incorporation of Parent, dated as of January 11, 2021 (the “Parent Charter”) and the Amended and Restated Bylaws of Parent adopted as of January 11, 2021 (the “Parent Bylaws”) any other similar organization documents of Parent, as each may be amended, modified or supplemented.

“Parent Stock Price” shall mean $10.00.

“Parent Transaction Costs” shall mean: (a) all fees, costs and expenses of Parent incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, whether paid or unpaid prior to the Closing, including any and all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including any deferred underwriting commissions being held in the Trust Account; (b) any Indebtedness of Parent or its Subsidiaries owed to its Affiliates or stockholders; and (c) all costs, fees and expenses related to the Tail Option and Annual Policy Option with respect to directors and officers of the Parent as of the date of this Agreement; provided that Parent Transaction Costs shall not exceed $35,000,000 (including fees, costs and expenses of Parent incurred in connection with the transactions contemplated by the Convertible Financing Agreement) without the consent of the Company.

“Parent Units” shall mean equity securities of Parent each consisting of one share of Parent Class A Stock and one-third of one Public Warrant.

“Parent Working Capital Loans” shall mean any loans to the Parent made by one or more of the Sponsor, the Parent’s management team or their Affiliates on order to fund working capital deficiencies or finance transaction costs of the Parent in connection with the Merger and the other Transactions, which loans the Parent may either repay out of the Trust Account, funds held outside of the Trust Account, or up to $1,500,000 of which loans may be convertible at the Closing at the option of the lender at a price equal to the Parent Stock Price into Parent Units, which Parent Units would be identical to the Private Placement Units.

“Permitted Lien” shall mean: (a) Liens for current period Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) Liens securing the Indebtedness of any of the Group Companies; (f) in the case of Intellectual Property, non-exclusive licenses granted to customers, vendors and other business partners in the ordinary course; (g) Liens incurred in connection with capital lease obligations of any of the Group Companies; and (h) all exceptions, restrictions, easements, imperfections of title (including gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records), charges, rights-of-way and other Liens of record that do not materially and adversely interfere with the present use of the assets of the Group Companies, taken as a whole.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Legal Requirement, all information that identifies, could be used to identify or is otherwise associated with an individual person or device, whether or not such information is associated with an identifiable individual. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person.

“Privacy Laws” shall mean any and all Applicable Legal Requirements (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, transmission, transfer (including cross-border transfers), processing, privacy, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the California Consumer Privacy Act (CCPA), and any and all Applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Proxy Statement” shall mean the proxy statement filed by Parent as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from stockholders of Parent to approve the Parent Stockholder Matters.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective Affiliates, successors and assigns.

“Remaining Per Share Amount” shall mean the quotient, rounded to the tenth decimal place, obtained by dividing (a) (x) the Closing Merger Consideration minus (y) the Series F/G Aggregate Consideration by (b) the Aggregate Adjusted Company Share Amount.

“Restricted Stock Award Exchange Ratio” shall mean the quotient of (i) the Remaining Per Share Amount divided by (ii) the Parent Stock Price.

“RSU Exchange Ratio” shall mean the quotient of (i) the Remaining Per Share Amount divided by (ii) the Parent Stock Price.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series F/G Aggregate Consideration” means $308,800,000, which is equal to the product of (a) the Series F/G Aggregate Parent Shares multiplied by (b) the Parent Stock Price.

“Series F/G Aggregate Parent Shares” means 30,880,000 shares of Parent Class A Stock.

“Series F/G Per Share Amount” shall mean the quotient, rounded to the tenth decimal place, obtained by dividing (a) the Series F/G Aggregate Parent Shares by (b) the aggregate number of shares of Series F Preferred Stock and Series G Preferred Stock outstanding as of the Effective Time.

“Specified Business Conduct Laws” shall mean: (a) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act, and other Applicable Legal Requirements relating to bribery or corruption; (b) all Applicable Legal Requirements imposing trade sanctions on any Person, including, all Applicable Legal Requirements administered by OFAC, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury or the European Union and all anti-boycott or anti-embargo laws; (c) all Applicable Legal Requirements relating to the import, export, re-export, transfer of information, data, goods, and technology, including the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations administered by the U.S. Department of State; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other Applicable Legal Requirements relating to money laundering.

“Sponsor” shall mean 200 Park Avenue Partners, LLC, a Delaware limited liability company.

“Sponsor Support Agreement” shall mean that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Parent and the Company, as amended or modified from time to time, in the form attached hereto as Exhibit G.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Tax” or “Taxes” shall mean: (a) any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, unemployment, disability, social security (or similar), escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity, (whether disputed or not) together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts; and (b) any liability in respect of any items described in clause (a) payable by reason of Contract transferee liability, operation of or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes that is filed or required by a Governmental Entity to be filed or provided with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Transaction Agreements” shall mean this Agreement, the Stockholder Support Agreement, the A&R IRA, A&R Registration Rights Agreement, the Convertible Financing Agreements, the Confidentiality Agreement, the Parent A&R Charter, the Sponsor Support Agreement, the Voting Agreement and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Two-Step Merger and the transactions described in Section 1.4.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Verizon” shall mean Verizon CMP Holdings LLC (f/k/a Verizon Media LLC), a Delaware limited liability company.

“Voting Agreement” shall mean a Voting Agreement, in a form mutually agreed by Parent, the Company and the Voting Agreement Parties, pursuant to which each of the Voting Agreement Parties agrees to vote all shares in the capital of the Parent held by such Voting Agreement Party in favor of the following three members of the board of directors of Parent: (a) one designee of Parent; and (b) two director nominees to be designated by the mutual agreement of the Company and the Parent.

SCHEDULE B

Key Company Stockholders

Andreessen Horowitz Fund IV, L.P.

AH Parallel Fund IV, L.P.

John Johnson III

Johnson BF, LLC

Jonah Peretti

Jonah Peretti, LLC

General Atlantic BF, L.P.

Hearst Communications, Inc.

NBCUniversal Media, LLC

New Enterprise Associates 13, Limited Partnership

RRE Ventures IV, LP

RRE Leaders Fund IV

Softbank Capital Technology Fund III L.P.

Softbank Capital Technology New York Fund L.P.

EXHIBIT A

Form of Stockholder Support Agreement

EXHIBIT B

Form of Parent Amended and Restated Charter

EXHIBIT C

Form of Parent Amended and Restated Bylaws

EXHIBIT D

Form of 2021 EIP

EXHIBIT E

Form of Employee Stock Purchase Plan

EXHIBIT F

Form of Amended and Restated Registration Rights Agreement

EXHIBIT G

Form of Sponsor Support Agreement

ANNEX B

890 5TH AVENUE PARTNERS, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

890 5th Avenue Partners, Inc., a Delaware corporation, hereby certifies as follows:

1.The name of this corporation is “890 5th Avenue Partners, Inc.” The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was September 9, 2020.

2.The Second Amended and Restated Certificate of Incorporation of this corporation attached hereto as Exhibit A, which is incorporated herein by this reference, and which restates, integrates and further amends the provisions of the Certificate of Incorporation of this corporation as previously amended and/or restated, has been duly adopted by this corporation’s Board of Directors and by the stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

3.This Second Amended and Restated Certificate of Incorporation shall be effective at       , Eastern Time, on the         of         , 2021.

IN WITNESS WHEREOF, this corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer and the foregoing facts stated herein are true and correct.

Dated: [·], 2021	890 5TH AVENUE PARTNERS, INC.
By:
Name:
Title:

EXHIBIT A

890 5TH AVENUE PARTNERS, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of the corporation is BuzzFeed, Inc. (the “Corporation”).

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the registered office of the Corporation in the State of Delaware is 800 N. State Street, Suite 403, in the City of Dover, County of Kent, Delaware 19901, and the name of the registered agent of the Corporation in the State of Delaware at such address is Unisearch, Inc.

ARTICLE III: PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

ARTICLE IV: AUTHORIZED STOCK

1.	Total Authorized.

1.1The total number of shares of all classes of stock that the Corporation has authority to issue is 780,000,000 shares, consisting of four classes: (a) 700,000,000 shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), (b) 20,000,000 shares of Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Voting Common Stock”), (c) 10,000,000 shares of Class C Common Stock, $0.0001 par value per share (the “Class C Common Stock” and, together with the Voting Common Stock, the “Common Stock”) and (d) 50,000,000 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”).

1.2The number of authorized shares of Class A Common Stock, Class B Common Stock or Class C Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of the Class A Common Stock, Class B Common Stock, or Class C Common Stock voting separately as a class shall be required therefor.

2.	Preferred Stock.

2.1The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board”) is expressly authorized, subject to any limitations prescribed by the laws of the State of Delaware, to provide, out of unissued shares of Preferred Stock that have not been designated as to series, for series of Preferred Stock by resolution or resolutions adopted and filed pursuant to the applicable laws of the State of Delaware, and, with respect to each series, to establish the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other special rights, if any, of each such series and any qualifications, limitations or restrictions thereof, and, subject to the rights of such series, to thereafter increase (but not above the total number of authorized shares of the Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of two-thirds of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, without a separate vote of the holders of the Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a separate vote of the holders of one or more series is required pursuant to the terms of any series of Preferred Stock; provided, however, that if two-thirds of the Whole Board (as defined below) has approved such increase or decrease of the number of authorized shares of Preferred Stock, then only the affirmative vote of the holders of a majority of the voting power of all then- outstanding shares of the capital stock of the Corporation entitled to vote thereon, voting together as a single class, without a separate vote of the holders of the Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a separate vote of the holders of one or more series is required pursuant to the terms of any series of Preferred Stock, shall be required to effect such increase or decrease. Any shares of any series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the Corporation, in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth in this Second Amended and Restated Certificate of Incorporation (the “Restated Certificate”) or in such resolution or resolutions. For purposes of this Restated Certificate, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

2.2Subject to the terms of any series of Preferred Stock then outstanding, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, any series of Preferred Stock or any future class or series of capital stock of the Corporation.

3.	Rights of Common Stock.

3.1Equal Status. Except as expressly set forth in this Article IV(3), the Class A Common Stock, Class B Common Stock and Class C Common Stock shall each have the same rights and powers of, rank equally to (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Corporation), share ratably with and be identical in all respects and to all matters to each other class of Common Stock.

3.2Voting Rights.

3.2.1Except as otherwise expressly provided by this Restated Certificate or as required by law, the holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class and not as separate series or classes on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (b) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation (as the same may be amended and/or restated from time to time, the “Bylaws”) and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by law or this Restated Certificate, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms or the number of shares of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate (including any certificate of designation relating to any series of Preferred Stock).

3.2.2Each holder of shares of Class A Common Stock, as such, shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder on each matter on which such holders of such shares are entitled to vote. Each holder of shares of Class B Common Stock, as such, shall be entitled to fifty (50) votes for each share of Class B Common Stock held of record by such holder on each matter on which such holders of such shares are entitled to vote. The holders of Class C Common Stock shall have no voting rights except as required by applicable law.

3.3Dividends and Distribution Rights. Shares of Class A Common Stock, Class B Common Stock and Class C Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor. No dividend shall be declared or paid on shares of the Class A Common Stock, Class B Common Stock or Class C Common Stock unless the same dividend with the same record date and payment date shall be declared and paid on each other class of Common Stock; provided, however, that dividends payable in shares of Class A Common Stock, Class B Common Stock or Class C Common Stock or rights to acquire Class A Common Stock, Class B Common Stock or Class C Common Stock may be declared and paid to the holders of Class A Common Stock, Class B Common Stock or Class C Common Stock, respectively, without the same dividend being declared and paid to the holders of each other class of Common Stock if and only if a dividend payable in shares of Class A Common Stock, Class B Common Stock or Class C Common Stock (as the case may be) or rights to acquire Class A Common Stock, Class B Common Stock or Class C Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class A Common Stock, Class B Common Stock or Class C Common Stock (as the case may be) shall be declared and paid to the holders of each other class of Common Stock.

3.4Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock, Class B Common Stock or Class C Common Stock may not be subdivided, combined or reclassified unless the shares of the other classes are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock, Class B Common Stock and Class C Common Stock on the record date for such subdivision, combination or reclassification.

3.5Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock, Class B Common Stock and Class C Common Stock will be entitled to receive ratably, on a per share basis, all assets of the Corporation available for distribution to its stockholders =; provided, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be assets of the Corporation available for distribution to its stockholders for the purpose of this Section 3.5.

3.6Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock, Class B Common Stock or Class C Common Stock upon the merger or consolidation of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a merger or consolidation, such distribution or payment shall be made, or other consideration shall be paid, ratably on a per share basis among the holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if the only difference in the per share distribution to the holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock is that any securities distributed to the holder of a share Class B Common Stock shall have fifty (50) times the voting power of any securities distributed to the holder of a share of Class A Common Stock and any securities distributed to the holder of a share Class C Common Stock shall have no voting power except as required by applicable law; provided, further, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any such merger or consolidation pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be consideration paid in respect, or upon conversion or exchange, of shares of Common Stock for the purpose of this Section 3.6.

ARTICLE V: CLASS B COMMON STOCK CONVERSION

1.	Optional Conversion.

1.1Class B Common Stock. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Class B Common Stock shall be entitled to convert any shares of such Class B Common Stock, such holder shall deliver an instruction, duly signed and authenticated in accordance with any procedures set forth in the Bylaws or any policies of the Corporation then in effect, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall deliver a written notice to the Corporation at its principal corporate office, of such holder’s election to convert the Class B Common Stock and shall state therein the number of shares of Class B Common Stock being converted and the name or names in which the shares of Class A Common Stock issuable on conversion thereof are to be registered on the books of the Corporation. The Corporation shall, as soon as practicable thereafter, register on the Corporation’s books ownership of the number of shares of Class A Common Stock to which such record holder of Class B Common Stock, or to which the nominee or nominees of such record holder, shall be entitled as aforesaid. Such conversion shall be deemed to have occurred immediately prior to the close of business on the date such notice of the election to convert is received by the Corporation, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date.

1.2Class C Common Stock. No share of Class C Common Stock shall be convertible into Class A Common Stock until February 16, 2023 (the “Class C Reference Date”). From and after the Class C Reference Date, such share of Class C Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof upon written notice to the Corporation. Before any holder of Class C Common Stock shall be entitled to convert any shares of such Class C Common Stock, such holder shall, as applicable, deliver an instruction, duly signed and authenticated in accordance with any procedures set forth in the Bylaws or any policies of the Corporation then in effect, at the principal corporate office of the Corporation or of any transfer agent for the Class C Common Stock, and shall deliver a written notice to the Corporation at its principal corporate office, of such holder’s election to convert the Class C Common Stock and shall state therein the number of shares of Class C Common Stock being converted and the name or names in which shares of Class A Common Stock issuable on conversion thereof are to be registered on the books of the Corporation. The Corporation shall, as soon as practicable thereafter, register on the Corporation’s books ownership of the number of shares of Class A Common Stock to which such record holder of Class C Common Stock, or to which the nominee or nominees of such record holder, shall be entitled as aforesaid. Such conversion shall be deemed to have occurred immediately prior to the close of business on the date such notice of the election to convert is received by the Corporation, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date.

2.Automatic Conversion. Each share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, be converted into one (1) fully paid and nonassessable share of Class A Common Stock (the “Automatic Conversion”), upon the earliest to occur of:

(a)the date specified by the affirmative vote or written consent holders of a majority of the shares of Class B Common Stock then outstanding; or

(b)the date of the death of Jonah Peretti.

The Corporation shall provide notice of the Automatic Conversion of shares of Class B Common Stock pursuant to this Section 3 to holders of record of such shares of Class B Common Stock as soon as practicable following the Automatic Conversion; provided, however, that the Corporation may satisfy such notice requirements by providing such notice prior to the Automatic Conversion. Such notice shall be provided by any means then permitted by the General Corporation Law; provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the Automatic Conversion. Upon and after an Automatic Conversion, the person registered on the Corporation’s books as the record holder of the shares of Class B Common Stock so converted immediately prior to an Automatic Conversion shall be registered on the Corporation’s books as the record holder of the shares of Class A Common Stock issued upon Automatic Conversion of such shares of Class B Common Stock without further action on the part of the record holder thereof. Immediately upon the effectiveness of the Automatic Conversion, the rights of the holders of the shares of Class B Common Stock converted pursuant to the Automatic Conversion shall cease, and the holders shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock into which such shares of Class B Common Stock were converted.

3.Conversion on Transfer. Each share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, be converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined in Section 5(h) below), other than a Permitted Transfer (as defined in Section 5(d) below), of such share of Class B Common Stock.

4.Policies and Procedures. The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law and not in violation of or in conflict with the other provisions of this Restated Certificate, relating to the conversion of the Class B Common Stock and Class C Common Stock, as applicable, into Class A Common Stock as it may deem necessary or advisable, but only to the extent such policies and procedures (i) relate to administrative or procedural matters and (ii) do not modify or alter the rights or obligations of any stockholders of the Corporation pursuant to this Restated Certificate. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred. If such holder does not within twenty (20) business days after the date of such request furnish evidence reasonably satisfactory to the Corporation to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any written consent and the classes of shares held by each such stockholder and the number of shares of each class held by such stockholder.

5.Definitions. For purposes of this Article V:

(a)“Immediate Family” shall mean (i) with respect to any natural person, such natural person’s ancestors, spouse, issue (natural or adopted), spouses of issue, spousal equivalent, siblings (natural or adopted), any trustee of trusts principally for the benefit of any one or more of such individuals, and any entity all of the beneficial owners of which is such trust and/or such individuals, but (ii) with respect to a legal representative, means the Immediate Family of the individual for whom such legal representative was appointed, and (iii) with respect to a trustee, means the Immediate Family of the individuals who are the principal beneficiaries of the trust.

(b)“Parent” of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

(c)“Permitted Entity” shall mean with respect to a Qualified Stockholder (i) a Permitted Trust (as defined below) solely for the benefit of (A) such Qualified Stockholder, (B) one or more members of the Immediate Family of such Qualified Stockholder and/or (C) any other Permitted Entity of such Qualified Stockholder, (ii) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (A) such Qualified Stockholder, (B) one or more members of the Immediate Family of such Qualified Stockholder and/or (C) any other Permitted Entity of such Qualified Stockholder, or (iii) any general partnership, limited partnership, limited liability company, corporation or other entity that a Qualified Stockholder directly or indirectly controls, is controlled by, or is under common control with (which shall include, without limitation, any general partner, managing member, officer or director of such specified entity or any venture capital fund, investment fund or account now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company or investment advisor with, or is otherwise affiliated with such specified entity).

(d)“Permitted Transfer” shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

(i)by a Qualified Stockholder to (A) one or more members of the Immediate Family of such Qualified Stockholder, or (B) any Permitted Entity of such Qualified Stockholder; or

(ii)by a Permitted Entity of a Qualified Stockholder to (A) such Qualified Stockholder or one or more members of the Immediate Family of such Qualified Stockholder, or (B) any other Permitted Entity of such Qualified Stockholder.

(e)“Permitted Transferee” shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

(f)“Permitted Trust” shall mean a bona fide trust where each trustee is (i) a Qualified Stockholder, (ii) a member of the Immediate Family of a Qualified Stockholder or (iii) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

(g)“Qualified Stockholder” shall mean (i) the initial registered holder of any shares of Class B Common Stock that are originally issued by the Corporation (including pursuant to the conversion of convertible securities); and/or (ii) a Permitted Transferee.

(h)“Transfer” of a share of Class B Common Stock shall mean any sale, exchange, assignment, transfer, conveyance, encumbrance, pledge, gift, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer as a result of a death, incompetency, bankruptcy, liquidation or dissolution of a Permitted Entity, as well as, following the Corporation’s first sale of its Class A Common Stock, Class B Common Stock or Class C Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; provided, however, that the following shall not be considered a “Transfer” within the meaning of this Article V:

(i)the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board or the granting of a proxy pursuant to a contractual obligation to the Corporation in connection with actions to be taken at an annual or special meeting of stockholders;

(ii)entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (B) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(iii)entering into a voting agreement, support agreement, stockholders agreement or other similar instrument, agreement or arrangement (with or without granting a proxy) if such instrument, agreement or arrangement is (1) contemplated by the definitive agreement in respect of a merger, consolidation or other combination transaction to which the Corporation is party or (2) is primarily intended to grant voting rights or a voting proxy to the then current Chief Executive Officer of the Corporation;

(iv)the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer;

(v)encumbrances that are limited to (A) statutory liens for taxes that are not yet due and payable; and (B) such imperfections of title and encumbrances that do not materially detract from the value of such shares; or

(vi)entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with a broker or other nominee.

A Transfer shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (x) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (y) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than, in each case, (1) a Transfer to parties that are Permitted Transferees, (2) any Transfer of a majority of the voting power of the voting securities of a Qualified Stockholder or any direct or indirect Parent of a Qualified Stockholder in a transaction where the fair market value of the Class B Common Stock beneficially held by such Qualified Stockholder does not exceed 5% of the total value of the transaction(s) in question or (3) any transfer in voting power solely as a result of the change in membership of the governing body of such Parent, including trustees, directors and similar persons.

(i)“Voting Control” shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

6.Status of Converted Stock. In the event any shares of Class B Common Stock or Class C Common Stock are converted into shares of Class A Common Stock pursuant to this Article V, the shares of Class B Common Stock or Class C Common Stock so converted shall be retired and shall not be reissued by the Corporation.

7.Effect of Conversion on Payment of Dividends. Notwithstanding anything to the contrary in Sections 1, 2 or 3 of this Article V, if the date on which any share of Class B Common Stock or Class C Common Stock is converted into Class A Common Stock pursuant to the provisions of Sections 1, 2 or 3 of this Article V after the record date for the determination of the holders of Class B Common Stock or Class C Common Stock entitled to receive any dividend to be paid to such holders, the holder of such Class B Common Stock or Class C Common Stock as of such record date will be entitled to receive such dividend on such payment date; provided, that, notwithstanding any other provision of this Restated Certificate, to the extent that any such dividend or distribution is payable in shares of Class B Common Stock or Class C Common Stock, no shares of Class B Common Stock or Class C Common Stock shall be issued in payment thereof and such dividend shall instead be paid by the issuance of such number of shares of Class A Common Stock into which such shares of Class B Common Stock or Class C Common Stock, if issued, would have been convertible on such payment date. In addition, immediately following the effectiveness of the Automatic Conversion, the Corporation shall not issue any additional shares of Class B Common Stock.

8.Reservation. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting conversions of shares of Class B Common Stock or Class C Common Stock into Class A Common Stock, such number of duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock or Class C Common Stock. If at any time the number of authorized and unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock or Class C Common Stock, the Corporation shall promptly take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, obtaining the requisite stockholder approval of any necessary amendment to this Restated Certificate. All shares of Class A Common Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and non-assessable shares. The Corporation shall take all such action as may be necessary to ensure that all such shares of Class A Common Stock may be so issued without violation of any applicable law or regulation.

ARTICLE VI: AMENDMENT OF BYLAWS

The Board shall have the power to adopt, amend or repeal the Bylaws of the Corporation (as the same may be amended and/or restated from time to time, the “Bylaws”). Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, that, notwithstanding any other provision of this Restated Certificate or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Restated Certificate (including any certificate of designation), the affirmative vote of the holders of at least two-thirds of the voting power of all then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the Bylaws; provided, further, that, in the case of any proposed adoption, amendment or repeal of any provisions of the Bylaws that is approved by the Board and submitted to the stockholders for adoption thereby, if two-thirds of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class (in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Restated Certificate (including any certificate of designation)), shall be required to adopt, amend or repeal any provision of the Bylaws.

ARTICLE VII: MATTERS RELATING TO THE BOARD OF DIRECTORS

1.Director Powers. Except as otherwise provided by the General Corporation Law, the Bylaws of the Corporation or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

2.Number of Directors. Subject to the special rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the Whole Board shall be fixed from time to time exclusively by resolution adopted by a majority of the Whole Board.

3.Classified Board. Subject to the special rights of the holders of one or more series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board may assign members of the Board already in office to the Classified Board, which assignments shall become effective at the same time that the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board. The number of directors in each class shall be divided as nearly equal as is practicable. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the effectiveness of this Restated Certificate, the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the effectiveness of this Restated Certificate and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the effectiveness of this Restated Certificate. At each annual meeting of stockholders following the effectiveness of this Restated Certificate, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election.

4.Term and Removal. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, or the Secretary. Subject to the special rights of the holders of any series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then- outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class. In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which he or she is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the classes of directors so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board shall shorten the term of any director.

5.Board Vacancies and Newly Created Directorships. Subject to the special rights of the holders of any series of Preferred Stock, any vacancy occurring in the Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires and until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal.

6.Vote by Ballot. Election of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VIII: DIRECTOR LIABILITY

1.Limitation of Liability. To the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2.Change in Rights. Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Restated Certificate inconsistent with this Article VIII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

ARTICLE IX: MATTERS RELATING TO STOCKHOLDERS

1.No Action by Written Consent of Stockholders. Subject to the rights of any series of Preferred Stock then outstanding and except as otherwise specifically provided in this Restated Certificate, no action shall be taken by the stockholders of the Corporation except at a duly called annual or special meeting of stockholders and no action shall be taken by the stockholders of the Corporation by written consent in lieu of a meeting.

2.Special Meeting of Stockholders. Special meetings of the stockholders of the Corporation may be called only by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director (as defined in the Bylaws), the President, or the Board acting pursuant to a resolution adopted by a majority of the Whole Board and may not be called by the stockholders or any other person or persons.

3.Advance Notice of Stockholder Nominations and Business Transacted at Special Meetings. Advance notice of stockholder nominations for the election of directors of the Corporation and of business to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner provided in the Bylaws. Business transacted at special meetings of stockholders shall be limited to the purpose or purposes stated in the notice of meeting.

ARTICLE X: CHOICE OF FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction, any state or federal court located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders or any claim for aiding and abetting such alleged breach; (c) any action or proceeding asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation arising pursuant to any provision of the General

Corporation Law, this Restated Certificate or the Bylaws (as each may be amended from time to time) or as to which the General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action or proceeding to interpret, apply, enforce or determine the validity of this Restated Certificate or the Bylaws (as each may be amended from time to time); or (e) any action or proceeding asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any action or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ARTICLE XI: AMENDMENT OF CERTIFICATE OF INCORPORATION

1.General. If any provision of this Restated Certificate shall be held to be invalid, illegal, or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Restated Certificate (including, without limitation, all portions of any section of this Restated Certificate containing any such provision held to be invalid, illegal, or unenforceable, which is not invalid, illegal, or unenforceable) shall remain in full force and effect. The Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Restated Certificate or any provision of law that might otherwise permit a lesser vote or no vote (but subject to the rights of any series of Preferred Stock), but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Restated Certificate, the affirmative vote of the holders of at least two-thirds of the voting power of all then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, this Section 1 of this Article XI, Sections 1.2 and 2 of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, or Article X (the “Specified Provisions”); provided, further, that if two-thirds of the Whole Board has approved such amendment or repeal of, or adoption of any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class (in addition to any other vote of the holders of any class or series of stock of the Corporation required by law or by this Restated Certificate, including any certificate of designation), shall be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions.

2.Changes to or Inconsistent with Section 3 of Article IV. Notwithstanding any other provision of this Restated Certificate (including any certificate of designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Restated Certificate (including any certificate of designation), the affirmative vote of the holders of Class A Common Stock representing at least seventy- five percent (75%) of the voting power of the then-outstanding shares of Class A Common Stock, voting separately as a single class, and the affirmative vote of the holders of Class B Common Stock representing at least seventy-five percent (75%) of the voting power of the then-outstanding shares of Class B Common Stock, voting separately as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, Section 3 of Article IV or this Section 2 of this Article XI.

* * * * * * * * * * *

ANNEX C

BUZZFEED, INC.

(a Delaware corporation)

RESTATED BYLAWS

As Adopted [•], 2021 and

As Effective [•], 2021

BUZZFEED, INC.

(a Delaware corporation)

RESTATED BYLAWS

C-i

C-ii

BUZZFEED, INC.

(a Delaware corporation)

RESTATED BYLAWS

As Adopted [•], 2021 and

As Effective [•], 2021

ARTICLE I: STOCKHOLDERS

Section 1.1: Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors (the “Board”) of BuzzFeed, Inc. (the “Corporation”) shall each year fix. Annual meetings may be held either at a place, within or without the State of Delaware as permitted by the General Corporation Law of the State of Delaware (the “DGCL”), or by means of remote communication as the Board in its sole discretion may determine. Any proper business may be transacted at the annual meeting. The Board may postpone or reschedule any previously scheduled annual meeting of stockholders.

Section 1.2: Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called in the manner set forth in the Second Amended and Restated Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”). Special meetings may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

Section 1.3: Notice of Meetings. Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by applicable law (including, without limitation, as set forth in Section 7.1.1 of these Bylaws) stating the date, time and place, if any, of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining stockholders entitled to notice of the meeting). In the case of a special meeting, such notice shall also set forth the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation, notice of any meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Section 1.4: Adjournments. Notwithstanding Section 1.5 of these Bylaws, the chairperson of the meeting shall have the power to adjourn the meeting to another time, date and place (if any), regardless of whether a quorum is present, at any time and for any reason. Any meeting of stockholders, annual or special, may be adjourned from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communication (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. If a quorum is present at the original meeting, it shall also be deemed present at the adjourned meeting. To the fullest extent permitted by law, the Board may postpone or reschedule, or, in the case of a special meeting, cancel, at any time and for any reason any previously scheduled special or annual meeting of stockholders before it (or any adjournment) is to be held, regardless of whether any notice or public disclosure with respect to any such meeting (or any adjournment) has been sent or made pursuant to Section 1.3 hereof or otherwise, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.

Section 1.5: Quorum. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the shares of such class or classes or series of the stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum shall fail to attend any meeting, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, the holders of a majority of the voting power of the shares entitled to vote who are present in person or represented by proxy at the meeting may adjourn the meeting. Shares of the Corporation’s stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum, including at any adjournment thereof (unless a new record date is fixed for the adjourned meeting).

Section 1.6: Organization. Meetings of stockholders shall be presided over by (a) such person as the Board may designate, or (b) in the absence of such a person, the Chairperson of the Board, or (c) in the absence of such person, the Lead Independent Director, or, (d) in the absence of such person, the Chief Executive Officer of the Corporation, or (e) in the absence of such person, the President of the Corporation, or (f) in the absence of such person, by a Vice President of the Corporation. The Secretary of the Corporation shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7: Voting; Proxies. Each stockholder of record entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes cast by the holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. At all meetings of stockholders at which a quorum is present, unless a different or minimum vote is required by applicable law, rule or regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, in which case such different or minimum vote shall be the applicable vote on the matter, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each class or series, the holders of a majority of the voting power of the shares of stock of that class or series present in person or represented by proxy at the meeting voting for or against such matter).

Section 1.8: Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 p.m. Eastern Time on the day next preceding the day on which notice is given, or, if notice is waived, at 5:00 p.m. Eastern Time on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which shall not be more than sixty (60) days prior to such action. If no such record date is fixed by the Board, then the record date for determining stockholders for any such purpose shall be at 5:00 p.m. Eastern Time on the day on which the Board adopts the resolution relating thereto.

Section 1.9: List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either (a) on a reasonably accessible electronic network as permitted by applicable law (provided that the information required to gain access to the list is provided with the notice of the meeting), or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is held at a location where stockholders may attend in person, a list of stockholders entitled to vote at the meeting shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.9 or to vote in person or by proxy at any meeting of stockholders.

Section 1.10: Inspectors of Elections.

1.10.1  Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

1.10.2  Inspector’s Oath. Each inspector of election, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability.

1.10.3  Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (a) ascertain the number of shares outstanding and the voting power of each share, (b) determine the shares represented at a meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

1.10.4  Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the chairperson of the meeting at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise.

1.10.5  Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies pursuant to Section 211(a)(2)b.(i) of the DGCL, or in accordance with Sections 211(e) or 212(c)(2) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.10 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

Section 1.11: Conduct of Meetings. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the presiding person of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) limitations on the time allotted to questions or comments by participants; (f) restricting the use of audio/ video recording devices and cell phones; and (g) complying with any state and local laws and regulations concerning safety and security. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 1.12: Notice of Stockholder Business; Nominations.

1.12.1Annual Meeting of Stockholders.

(a)  Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only: (i) pursuant to the Corporation’s notice of such meeting (or any supplement thereto), (ii) by or at the direction of the Board or any committee thereof or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.12 (the “Record Stockholder”), who is entitled to vote at such meeting and who complies with the notice and other procedures set forth in this Section 1.12 in all applicable respects. For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations or propose business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders, and such stockholder must fully comply with the notice and other procedures set forth in this Section 1.12 to make such nominations or propose business before an annual meeting.

(b)  For nominations or other business to be properly brought before an annual meeting by a Record Stockholder pursuant to Section 1.12.1(a) of these Bylaws:

(i)  the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and provide any updates or supplements to such notice at the times and in the forms required by this Section 1.12;

(ii)  such other business (other than the nomination of persons for election to the Board) must otherwise be a proper matter for stockholder action;

(iii)  if the Proposing Person (as defined below) has provided the Corporation with a Solicitation Notice (as defined below), such Proposing Person must, in the case of a proposal other than the nomination of persons for election to the Board, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Record Stockholder, and must, in either case, have included in such materials the Solicitation Notice; and

(iv)  if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 1.12, the Proposing Person proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 1.12.

To be timely, a Record Stockholder’s notice must be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than 5:00 p.m. Eastern Time on the ninetieth (90th) day nor earlier than 5:00 p.m. Eastern Time on the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting (except in the case of the Corporation’s first annual meeting following the date of these Bylaws, for which such notice shall be timely if delivered in the same time period as if such meeting were a special meeting governed by Section 1.12.3 of these Bylaws); provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the Record Stockholder to be timely must be so delivered (A) no earlier than 5:00 p.m. Eastern Time on the one hundred and twentieth (120th) day prior to such annual meeting and (B) no later than 5:00 p.m. Eastern Time on the later of the ninetieth (90th) day prior to such annual meeting or 5:00 p.m. Eastern Time on the tenth (10th) day following the day on which Public Announcement (as defined below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for providing the Record Stockholder’s notice.

(c)  As to each person whom the Record Stockholder proposes to nominate for election or reelection as a director, in addition to the matters set forth in paragraph (e) below, such Record Stockholder’s notice shall set forth:

(i)  the name, age, business address and residence address of such person;

(ii)  the principal occupation or employment of such nominee;

(iii)  the class, series and number of any shares of stock of the Corporation that are beneficially owned or owned of record by such person or any Associated Person (as defined in Section 1.12.4(c));

(iv)  the date or dates such shares were acquired and the investment intent of such acquisition;

(v)  all other information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or would be otherwise required, in each case pursuant to and in accordance with Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder;

(vi)  such person’s written consent to being named in the Corporation’s proxy statement as a nominee, to the public disclosure of information regarding or related to such person provided to the Corporation by such person or otherwise pursuant to this Section 1.12 and to serving as a director if elected;

(vii)  whether such person meets the independence requirements of the stock exchange upon which the Corporation’s Class A Common Stock is primarily traded;

(viii)  a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such Proposing Person or any of its respective affiliates and associates, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Proposing Person or any of its respective affiliates and associates were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant;

(ix)  a completed and signed questionnaire, representation and agreement required by Section 1.12.2 of these Bylaws; and

(x)  details of any position of such person as an officer or director of any competitor (that is, any entity that produces products or provides services that compete with or are alternatives to the products produced or services provided by the Corporation or its affiliates) of the Corporation or significant supplier or customer of the Corporation, within the three (3) years preceding the submission of the notice.

(d)  As to any business other than the nomination of a director or directors that the Record Stockholder proposes to bring before the meeting, in addition to the matters set forth in paragraph (e) below, such Record Stockholder’s notice shall set forth:

(i)  a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Proposing Person, including any anticipated benefit to any Proposing Person therefrom; and

(ii)  a reasonably detailed description of all agreements, arrangements and understandings between or among any such Proposing Person and any of its respective affiliates or associates, on the one hand, and any other person or persons, on the other hand, (including their names) in connection with the proposal of such business by such Proposing Person.

(e)  As to each Proposing Person giving the notice, such Record Stockholder’s notice shall set forth:

(i)  the current name and address of such Proposing Person, including, if applicable, their name and address as they appear on the Corporation’s stock ledger, if different;

(ii)  the class or series and number of shares of stock of the Corporation that are directly or indirectly owned of record or beneficially owned by such Proposing Person, including any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future;

(iii)  whether and the extent to which any derivative interest in the Corporation’s equity securities (including without limitation any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of the Corporation or otherwise, and any cash-settled equity swap, total return swap, synthetic equity position or similar derivative arrangement (any of the foregoing, a “Derivative Instrument”), as well as any rights to dividends on the shares of any class or series of shares of the Corporation that are separated or separable from the underlying shares of the Corporation) or any short interest in any security of the Corporation (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any increase or decrease in the value of the subject security, including through performance-related fees) is held directly or indirectly by or for the benefit of such Proposing Person, including without limitation whether and the extent to which any ongoing hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such Proposing Person with respect to any share of stock of the Corporation (any of the foregoing, a “Short Interest”);

(iv)  any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such Proposing Person or any of its respective affiliates or associates is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(v)  any direct or indirect material interest in any material contract or agreement with the Corporation, any affiliate of the Corporation or any Competitor (as defined below) (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

(vi)  any significant equity interests or any Derivative Instruments or Short Interests in any Competitor held by such Proposing Person and/or any of its respective affiliates or associates;

(vii)  any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any Competitor, on the other hand;

(viii)  all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder by such Proposing Person and/or any of its respective affiliates or associates;

(ix)  any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder;

(x)  such Proposing Person’s written consent to the public disclosure of information provided to the Corporation pursuant to this Section 1.12;

(xi)  a complete written description of any agreement, arrangement or understanding (whether oral or in writing) (including any knowledge that another person or entity is Acting in Concert (as defined in Section 1.12.4(c)) with such

Proposing Person) between or among such Proposing Person, any of its respective affiliates or associates and any other person Acting in Concert with any of the foregoing persons;

(xii)  a representation that the Record Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

(xiii)  a representation whether such Proposing Person intends (or is part of a group that intends) to deliver a proxy statement or form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent being a “Solicitation Notice”); and

(xiv)  any proxy, contract, arrangement, or relationship pursuant to which the Proposing Person has a right to vote, directly or indirectly, any shares of any security of the Corporation.

The disclosures to be made pursuant to the foregoing clauses (ii), (iii), (iv) and (vi) shall not include any information with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

(f)  A stockholder providing written notice required by this Section 1.12 shall update such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for determining the stockholders entitled to notice of the meeting and (ii) 5:00 p.m. Eastern Time on the tenth (10th) business day prior to the meeting or any adjournment or postponement thereof. In the case of an update pursuant to clause (i) of the foregoing sentence, such update shall be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to notice of the meeting, and in the case of an update and supplement pursuant to clause (ii) of the foregoing sentence, such update and supplement shall be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than eight (8) business days prior to the date for the meeting and, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed). For the avoidance of doubt, the obligation to update as set forth in this paragraph shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of the stockholders.

(g)  Notwithstanding anything in Section 1.12 or any other provision of these Bylaws to the contrary, any person who has been determined by a majority of the Whole Board to have violated Section 2.11 of these Bylaws or a Board Confidentiality Policy (as defined below) while serving as a director of the Corporation in the preceding five (5) years shall be ineligible to be nominated or be qualified to serve as a member of the Board, absent a prior waiver for such nomination or qualification approved by two-thirds of the Whole Board.

1.12.2Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee of any stockholder for election or reelection as a director of the Corporation, the person proposed to be nominated must deliver (in accordance with the time periods prescribed for delivery of notice under Section 1.12 of these Bylaws) to the Secretary of the Corporation at the principal executive offices of the Corporation a completed and signed questionnaire in the form required by the Corporation (which form the stockholder shall request in writing from the Secretary of the Corporation and which the Secretary shall provide to such stockholder within ten days of receiving such request) with respect to the background and qualification of such person to serve as a director of the Corporation and the background of any other person or entity on whose behalf, directly or indirectly, the nomination is being made and a signed representation and agreement (in the form available from the Secretary upon written request) that such person: (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (b) is not and will not become a party to any Compensation Arrangement (as defined below) that has not been disclosed therein, (c) if elected as a director of the Corporation, will comply with all informational and similar requirements of applicable insurance policies and laws and regulations in connection with service or action as a director of the Corporation, (d) if elected as a director of the Corporation, will comply with all corporate governance, conflict of interest, stock ownership requirements, confidentiality and trading policies and guidelines of the Corporation publicly disclosed from time to time, (e) if elected as a director of the Corporation, will act in the best interests of the Corporation and its stockholders and not in the interests of individual constituencies, (f) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director and (g) intends to serve as a director for the full term for which such individual is to stand for election.

1.12.3Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of such meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of such meeting (a) by or at the direction of the Board or any committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice and other procedures set forth in this Section 1.12 in all applicable respects. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 1.12.1(b) of these Bylaws shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation (i) no earlier than the one hundred and twentieth (120th) day prior to such special meeting and (ii) no later than 5:00 p.m. Eastern Time on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for providing such notice.

1.12.4General.

(a)  Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 1.12 shall be eligible to be elected at a meeting of stockholders and serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.12. Except as otherwise provided by law or these Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.12 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 1.12, unless otherwise required by law, if the stockholder (or a Qualified Representative of the stockholder (as defined below)) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(b)  Notwithstanding the foregoing provisions of this Section 1.12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.12 shall be deemed to affect any rights of (a) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) the holders of any series of the Corporation’s Common Stock or Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(c)  For purposes of these Bylaws the following definitions shall apply:

(A)  a person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or toward a common goal relating to the management, governance or control of the Corporation in substantial parallel with, such other person where (1) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision- making processes and (2) at least one additional factor suggests that such persons intend to act in concert or in substantial parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions or making or soliciting invitations to act in concert or in substantial parallel; provided that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) (or any successor provision) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person;

(B)  “affiliate” and “associate” shall have the meanings ascribed thereto in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”); provided, however, that the term “partner” as used in the definition of “associate” shall not include any limited partner that is not involved in the management of the relevant partnership;

(C)  “Associated Person” shall mean with respect to any subject stockholder or other person (including any proposed nominee) (1) any person directly or indirectly controlling, controlled by or under common control with such stockholder or other person, (2) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or other person, (3) any associate of such stockholder or other person, and (4) any person directly or indirectly controlling, controlled by or under common control or Acting in Concert with any such Associated Person;

(D)  “Compensation Arrangement” shall mean any direct or indirect compensatory payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, including any agreement, arrangement or understanding with respect to any direct or indirect compensation, reimbursement or indemnification in connection with candidacy, nomination, service or action as a nominee or as a director of the Corporation;

(E)  “Competitor” shall mean any entity that provides products or services that compete with or are alternatives to the principal products produced or services provided by the Corporation or its affiliates;

(F)  “Proposing Person” shall mean (1) the Record Stockholder providing the notice of business proposed to be brought before an annual meeting or nomination of persons for election to the Board at a stockholder meeting, (2) the beneficial owner or beneficial owners, if different, on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made, and (3) any Associated Person on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made;

(G)  “Public Announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; and

(H)  to be considered a “Qualified Representative” of a stockholder, a person must be a duly authorized officer, manager, trustee or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as a proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction thereof, at the meeting. The Secretary of the Corporation, or any other person who shall be appointed to serve as secretary of the meeting, may require, on behalf of the Corporation, reasonable and appropriate documentation to verify the status of a person purporting to be a “Qualified Representative” for purposes hereof.

ARTICLE II: BOARD OF DIRECTORS

Section 2.1: Number; Qualifications. The total number of directors constituting the Whole Board shall be fixed from time to time in the manner set forth in the Certificate of Incorporation and the term “Whole Board” shall have the meaning specified in the Certificate of Incorporation. No decrease in the authorized number of directors constituting the Whole Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

Section 2.2: Election; Resignation; Removal; Vacancies. Election of directors need not be by written ballot. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at a later time or upon the happening of an event. Subject to the special rights of holders of any series of the Corporation’s Preferred Stock to elect directors, directors may be removed only as provided by the Certificate of Incorporation and applicable law. All vacancies occurring in the

Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth in the Certificate of Incorporation.

Section 2.3: Regular Meetings. Regular meetings of the Board may be held at such places, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board.

Section 2.4: Special Meetings. Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director or a majority of the members of the Board then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally, in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

Section 2.5: Remote Meetings Permitted. Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other communications equipment shall constitute presence in person at such meeting.

Section 2.6: Quorum; Vote Required for Action. At all meetings of the Board, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

Section 2.7: Organization. Meetings of the Board shall be presided over by (a) the Chairperson of the Board, or (b) in the absence of such person, the Lead Independent Director, or (c) in such person’s absence, by the Chief Executive Officer, or (d) in such person’s absence, by a chairperson chosen by the Board at the meeting. The Secretary of the Corporation shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8: Unanimous Action by Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.9: Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

Section 2.10: Compensation of Directors. Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board.

Section 2.11: Confidentiality. Each director shall maintain the confidentiality of, and shall not share with any third party person or entity (including third parties that originally sponsored, nominated or designated such director (the “Sponsoring Party”)), any non-public information learned in their capacities as directors, including communications among Board members in their capacities as directors. The Board may adopt a board confidentiality policy further implementing and interpreting this Section 2.11 (a “Board Confidentiality Policy”). Other than as provided in the first section of this Section 2.11, all directors are required to comply with this Section 2.11 and any Board Confidentiality Policy unless such director or the Sponsoring Party for such director has entered into a specific written agreement with the Corporation, in either case as approved by the Board, providing otherwise with respect to such confidential information.

Section 2.12: Emergency Bylaw In the event there is any emergency, disaster or catastrophe, as referred to in Section 110 of the DGCL, or other similar emergency condition, and a quorum of the Board or a standing committee of the Board cannot readily be convened for action, then (i) any director or officer of the Corporation may call a meeting of the Board by any feasible means and (ii) two directors in attendance at a meeting shall constitute a quorum for the transaction of business, provided that at least one of the directors who is in attendance has been determined to be an independent director under the standards then used by the board for determining independence. Such directors in attendance may further take action to appoint one or more of the director or directors in attendance or other directors to membership on any standing or temporary committees of the Board as they shall deem advisable. The Board may by resolution designate one or more of the officers of the Corporation to serve as directors of the Corporation for the period and under the terms described in such resolution. The Board may by resolution designate one or more directors or officers of the Corporation who shall determine the commencement and termination of the period of any such emergency, disaster or catastrophe. No officer, director, or employee acting in accordance with this Section 2.12 shall be liable except for willful misconduct.

ARTICLE III:COMMITTEES

Section 3.1: Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving, adopting, or recommending to the stockholders any action or matter (other than the election or removal of members of the Board) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.

Section 3.2: Committee Rules. Each committee shall keep records of its proceedings and make such reports as the Board may from time to time request. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws. Except as otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, any committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and may delegate to any such subcommittee any or all of the powers and authority of the committee.

ARTICLE IV: OFFICERS; CHAIRPERSON; LEAD INDEPENDENT DIRECTOR

Section 4.1: Generally. The officers of the Corporation shall consist of a Chief Executive Officer (who may be the Chairperson of the Board or the President), a President, a Secretary and a Treasurer and may consist of such other officers, including, without limitation, a Chief Financial Officer, and one or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board; provided, however, that the Board may empower the Chief Executive Officer of the Corporation to appoint any officer other than the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, each officer shall hold office at the pleasure of the Board or until such officer’s earlier resignation, death, disqualification or removal. Any number of offices may be held by the same person. Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board and the Board may, in its discretion, leave unfilled, for such period as it may determine, any offices.

Section 4.2: Chief Executive Officer. Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a)  to act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation;

(b)  subject to Section 1.6 of these Bylaws, to preside at all meetings of the stockholders;

(c)  subject to Section 1.2 of these Bylaws, to call special meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and

(d)  to affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation (if any); and, subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

Section 4.3: Chairperson of the Board. Subject to the provisions of Section 2.7 of these Bylaws, the Chairperson of the Board shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe. The Chairperson of the Board may or may not be an officer of the Corporation.

Section 4.4: Lead Independent Director. The Board may, in its discretion, elect a lead independent director from among its members that are Independent Directors (as defined below) (such director, the “Lead Independent Director”). The Lead Independent Director shall preside at all meetings at which the Chairperson of the Board is not present and shall exercise such other powers and duties as may from time to time be assigned to him or her by the Board or as prescribed by these Bylaws. For purposes of these Bylaws, “Independent Director” has the meaning ascribed to such term under the rules of the exchange upon which the Corporation’s Class A Common Stock is primarily traded.

Section 4.5: President. The person holding the office of Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one individual as the President and a different individual as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board to the Chairperson of the Board, and/or to any other officer, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board.

Section 4.6: Chief Financial Officer. The person holding the office of Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer, or as the Board or the Chief Executive Officer may from time to time prescribe.

Section 4.7: Treasurer. The person holding the office of Treasurer shall be the Chief Financial Officer of the Corporation unless the Board shall have designated another officer as the Chief Financial Officer of the Corporation. The Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board or the Chief Executive Officer may from time to time prescribe.

Section 4.8: Vice President. Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President or that are delegated to him or her by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer or President in the event of the Chief Executive Officer’s or President’s absence or disability.

Section 4.9: Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board or the Chief Executive Officer may from time to time prescribe.

Section 4.10: Delegation of Authority. The Board may from time to time delegate the powers or duties of any officer of the Corporation to any other officers or agents of the Corporation, notwithstanding any provision hereof.

Section 4.11: Removal. Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board; provided that if the Board has empowered the Chief Executive Officer to appoint any officer of the Corporation, then such officer may also be removed by the Chief Executive Officer. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

ARTICLE V: STOCK

Section 5.1: Certificates; Uncertificated Shares. The shares of capital stock of the Corporation shall be uncertificated shares; provided, however, that the resolution of the Board that the shares of capital stock of the Corporation shall be uncertificated shares shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the foregoing, the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation, by any two authorized officers of the Corporation (it being understood that each of the Chairperson of the Board, the Vice- Chairperson of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary shall be an authorized officer for such purpose), representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

Section 5.2: Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.3: Other Regulations. Subject to applicable law, the Certificate of Incorporation and these Bylaws, the issue, transfer, conversion and registration of shares represented by certificates and of uncertificated shares shall be governed by such other regulations as the Board may establish.

ARTICLE VI: INDEMNIFICATION

Section 6.1: Indemnification of Officers and Directors. Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative, investigative or any other type whatsoever, preliminary, informal or formal, including any arbitration or other alternative dispute resolution (including but not limited to giving testimony or responding to a subpoena) and including any appeal of any of the foregoing (a “Proceeding”), by reason of the fact that such person is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans (for purposes of this Article VI, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, costs, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefits of such Indemnitees’ heirs, executors and administrators. Notwithstanding the foregoing or Section 6.2, subject to Section 6.5 of this Article VI, the Corporation shall not be required to indemnify or advance expenses incurred by any Indemnitee seeking indemnity in connection with a Proceeding initiated by such Indemnitee or in defending any counterclaim, cross-claim, affirmative defense, or like claim of the Corporation in such a Proceeding unless such Proceeding was authorized by the Board or such indemnification is authorized by an agreement approved by the Board.

Section 6.2: Advancement of Expenses. Notwithstanding any other provision of these Bylaws, the Corporation shall pay all reasonable expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding in advance of its final disposition; provided, however, that if the DGCL then so requires, the advancement of such expenses (i.e., payment of such expenses as incurred or otherwise in advance of the final disposition of the Proceeding) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay such amounts if it shall ultimately be determined by a court of competent jurisdiction in a final judgment not subject to appeal that such Indemnitee is not entitled to be indemnified under this Article VI or otherwise. Any advances of expenses or undertakings to repay pursuant to this Section 6.2 shall be unsecured, interest free and without regard to Indemnitee’s ability to pay.

Section 6.3: Non-Exclusivity of Rights. The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

Section 6.4: Indemnification Contracts. The Board is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article VI.

Section 6.5: Right of Indemnitee to Bring Suit.

6.5.1  Right to Bring Suit. If a claim under Section 6.1 or 6.2 of this Article VI is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If the Indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee also shall be entitled to be paid, to the fullest extent permitted by law, the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the Indemnitee has not met any applicable standard of conduct which makes it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the Indemnitee for the amount claimed.

6.5.2  Effect of Determination. Neither the absence of a determination prior to the commencement of such suit that indemnification of or the providing of advancement to the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

6.5.3  Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI, or otherwise, shall be on the Corporation.

Section 6.6: Nature of Rights. The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 6.7: Amendment or Repeal. Any amendment, repeal or modification of any provision of this Article VI that adversely affects any right of an Indemnitee or an Indemnitee’s successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

Section 6.8: Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise or non-profit entity against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ARTICLE VII:NOTICES

Section 7.1: Notice.

7.1.1  Form and Delivery. Except as otherwise specifically required in these Bylaws or by applicable law, all notices required to be given pursuant to these Bylaws may in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by overnight express courier, electronic mail or other form of electronic transmission. Whenever, by applicable law, the Certificate of Incorporation or these Bylaws, notice is required to be given to any stockholder, such notice may be given in writing directed to such stockholder’s mailing address or by electronic transmission directed to such stockholder’s electronic mail address, as applicable, as it appears on the records of the Corporation or by such other form of electronic transmission consented to by the stockholder. A notice to a stockholder shall be deemed given as follows: (a) if mailed, when the notice is deposited in the United States mail, postage prepaid, (b) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address, (c) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the DGCL, and (d) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given, (i) if by facsimile transmission, when directed to a number at which such stockholder has consented to receive notice, (ii) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (A) such posting and (B) the giving of such separate notice, and (iii) if by any other form of electronic transmission, when directed to such stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic transmission by giving written notice or by electronic transmission of such revocation to the Corporation. A notice may not be given by an electronic transmission from and after the time that (x) the Corporation is unable to deliver by such electronic transmission two consecutive notices and (y) such inability becomes known to the Secretary or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action. Any notice given by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

7.1.2  Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 7.2: Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII: INTERESTED DIRECTORS

Section 8.1: Interested Directors. No contract or transaction between the Corporation and one or more of its members of the Board or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are members of the board of directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (a) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof, or the stockholders.

Section 8.2: Quorum. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes a contract or transaction described in Section 8.1.

ARTICLE IX: MISCELLANEOUS

Section 9.1: Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board.

Section 9.2: Seal. The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

Section 9.3: Form of Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of, any other information storage device, method or one or more electronic networks or databases (including one or more distributed electronic networks or databases), electronic or otherwise, provided that the records so kept can be converted into clearly legible paper form within a reasonable time and otherwise comply with the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

Section 9.4: Reliance Upon Books and Records. A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon the books and records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 9.5: Certificate of Incorporation Governs. In the event of any conflict between the provisions of the Certificate of Incorporation and these Bylaws, the provisions of the Certificate of Incorporation shall govern.

Section 9.6: Severability. If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

Section 9.7: Time Periods. In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used (unless otherwise specified herein), the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE X: AMENDMENT

Notwithstanding any other provision of these Bylaws, any alteration, amendment or repeal of these Bylaws, and any adoption of new Bylaws, shall require the approval of the Board or the stockholders of the Corporation as expressly provided in the Certificate of Incorporation.

ARTICLE XI: EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

CERTIFICATION OF RESTATED BYLAWS

OF

BUZZFEED, INC.

a Delaware Corporation

I, [•], certify that I am Secretary of BuzzFeed, Inc., a Delaware corporation (the “Corporation”), that I am duly authorized to make and deliver this certification, that the attached Bylaws are a true and complete copy of the Restated Bylaws of the Corporation in effect as of the date of this certificate.

Dated: [•], 2021

[•], Secretary

Annex D

Execution Version

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on June 24, 2021, by and between 890 5th Avenue Partners, Inc., a Delaware corporation (the “Company”), and each of the undersigned subscribers (each a “Subscriber”, and collectively the “Subscribers”).

WHEREAS, reference is made to (i) that certain Agreement and Plan of Merger, dated as of June 24, 2021 (the “Business Combination Agreement” and, the transactions contemplated by the Business Combination Agreement, the “Transaction”)), among the Company, Bolt Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub I”), Bolt Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub II”), and BuzzFeed, Inc., a Delaware corporation (“BuzzFeed”), providing for the merger of Merger Sub I with and into BuzzFeed, with BuzzFeed surviving such merger as a wholly-owned subsidiary of the Company (the “Surviving Entity”) and Merger Sub II merging with and into the Surviving Entity with Merger Sub II surviving such Merger and (ii) that certain Membership Interest Purchase Agreement, dated as of March 27, 2021 (the “Complex Networks Combination Agreement” and, the transactions contemplated by the Complex Networks Combination Agreements, the “Complex Transaction”), among BuzzFeed, CM Partners, LLC, a Delaware limited liability company, Complex Media, Inc., a Delaware corporation (“Complex”), Verizon CMP Holdings LLC, a Delaware limited liability company, and HDS II, Inc., a Delaware corporation, providing for the Surviving Entity’s purchase of all of the outstanding membership interests of Complex;

WHEREAS, in connection with the Transaction, the Subscribers desire to subscribe for and purchase from the Company, immediately prior to, and contingent on, the consummation of the Transaction, that principal amount of the Company’s convertible senior notes due 2026 (the “Notes”) described in the term sheet attached hereto as Exhibit A (the “Term Sheet”) and otherwise in form and substance reasonably acceptable to the Subscribers set forth on the signature page hereto (the “Subscribed Notes”) for an aggregate purchase price equal to 100.0% of the principal amount of the Subscribed Notes (the “Purchase Price”), and the Company desires to issue and sell to the Subscribers the Subscribed Notes in consideration of the payment of the Purchase Price by or on behalf of the Subscribers to the Company; and

WHEREAS, in connection with the issuance of the Notes on the closing date of the Transaction (the “Closing Date”), the Company and a trustee to be selected as provided in the Term Sheet, as trustee (the “Trustee”) will enter into an indenture in respect of the Notes (the “Indenture”), which shall have the terms set forth in the Term Sheet and otherwise be in form and substance reasonably acceptable to the Subscribers and the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), each Subscriber hereby severally (but not jointly) agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to the Subscriber, upon the payment of the respective Purchase Price, the Subscribed Notes set forth for each Subscriber on Exhibit B attached hereto (such subscription and issuance, the “Subscription”). The Company hereby expressly covenants and agrees that the Purchase Price shall be used exclusively for the Complex Transaction.

2.Closing.

a.The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the Closing Date immediately prior to or concurrently with the consummation of the Transaction.

b.At least five (5) Business Days before the anticipated Closing Date, the Company shall deliver written notice to each Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date, (ii) such Subscriber’s Purchase Price and (iii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days after receiving the Closing Notice, each Subscriber shall deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Notes to the Subscriber, including, without limitation, a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. Each Subscriber shall deliver to the Company, three (3) Business Days prior to the anticipated Closing Date specified in the Closing Notice, the respective Purchase Price in cash via wire transfer to the account specified in the Closing Notice against delivery by the Company to the Subscriber of the respective

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Subscribed Notes in book entry form pursuant to the DWAC procedures of The Depository Trust Company (“DTC”), which will act as securities depository for the Notes, free and clear of any liens or other restrictions (other than those arising under the Indenture, this Subscription Agreement or state or federal securities laws), in the name of a custodian designated by the Subscribers (which custodian shall have properly posted such DWAC for release by the Trustee through the facilities of DTC). In the event that the consummation of the Transaction does not occur within three (3) Business Days after the anticipated Closing Date specified in the Closing Notice, the Company shall promptly (but in no event later than one (1) Business Day thereafter) return the funds so delivered by each Subscriber to the Company by wire transfer in immediately available funds to the account specified by the Subscribers. The failure of the Closing to occur on the Closing Date shall not, in and of itself, terminate this Subscription Agreement or otherwise relieve any party of any of its obligations hereunder. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.

c.The Closing shall be subject to the satisfaction or valid waiver (to the extent a valid waiver is capable of being issued) by the Company, on the one hand, and the Subscribers, on the other, of the conditions that, on the Closing Date:

(i)(x) no suspension of the qualification of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) for sale or trading on The Nasdaq Stock Market LLC (“NASDAQ”), or, to the Company’s knowledge, initiation or threatening of any proceedings for any of such purposes, shall have occurred and be continuing and (y) the shares of Class A Common Stock underlying the Notes (the “Underlying Shares”) shall have been approved for listing on NASDAQ, subject to official notice of issuance;

(ii)all conditions precedent to the closing of the Transaction set forth in the Business Combination Agreement, including the approval of the Company’s stockholders, shall have been satisfied or waived, as determined by the parties to the Business Combination Agreement (other than those conditions under the Business Combination Agreement which, by their nature, are to be fulfilled simultaneously with the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Subscribed Notes pursuant to this Subscription Agreement), and the closing of the Transaction shall occur concurrently with or immediately following the Closing; and

(iii)no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining, prohibiting or enjoining consummation of the transactions contemplated hereby (except in the case of a governmental authority located outside the United States where such judgment, order, law, rule or regulation would not be reasonably expected to have a Company Material Adverse Effect (as defined below)); and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition (except in the case of a governmental authority located outside the United States where such restraint or prohibition would not be reasonably expected to have a Company Material Adverse Effect).

d.The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver by the Company of the additional conditions that, on the Closing Date:

(i)all representations and warranties of the Subscribers contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Subscribers of each of the representations and warranties of the Subscribers contained in this Subscription Agreement as of the Closing; and

(ii)the Subscribers shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Company to consummate the Closing.

e.The obligation of the Subscribers to consummate the Closing shall be subject to the satisfaction or valid waiver by the Subscribers of the additional conditions that, on the Closing Date:

(i)all representations and warranties of the Company contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material

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Adverse Effect, which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations and warranties of the Company contained in this Subscription Agreement as of the Closing Date;
(ii)the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;
(iii)there shall have been no amendment, waiver or modification to either of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the Subscribers without having received the Subscribers’ prior written consent;
(iv)there has not occurred any Company Material Adverse Effect (as defined in this Subscription Agreement) or any Company Material Adverse Effect (as defined in the Business Combination Agreement);
(v)(x) the Company shall have received cash and cash equivalents from the issuance and sale of Notes pursuant to this Subscription Agreement and the aggregate principal amount of the Notes shall, in each case, equal to $150.0 million; (y) the Company shall have no other Indebtedness for borrowed money other than (A) the Notes in an aggregate principal amount equal to $150.0 million and the Existing Credit Facility (as defined in the Term Sheet) having commitments in an aggregate principal amount not to exceed $50.0 million, (B) additional indebtedness in aggregate principal amount up to $20.0 million and (C) intercompany debt; and (z) the Company shall not have issued, or agreed to issue, any Equity Interests prior to the Closing Date and on the Closing Date the Company shall not issue any Equity Interests other than pursuant to the Business Combination Agreement, the Complex Business Combination Agreement and the Notes;
(vi)provided the Transaction is consummated, the Company shall have paid all reasonable and documented out-of-pocket fees and expenses of the lead Subscriber incurred in connection with this Subscription Agreement, including (without limitation) the reasonable and documented fees and expenses of Stroock & Stroock & Lavan LLP, as counsel to the lead Subscriber, to the extent invoiced at least one (1) Business Day prior to the Closing Date;
(vii)the Company shall have executed a registration rights agreement for the benefit of the Subscribers, providing for customary demand and shelf registration rights and otherwise in form and substance acceptable to the Subscribers and the Company;
(viii)(x) there shall be no Default or Event of Default (each as defined in the Indenture) under the Indenture as of the Closing Date on a pro forma basis after giving effect to the Transaction; and (y) a waiver for the existing asset-based revolving facility of BuzzFeed shall have been obtained to permit the incurrence of the Notes; and
(ix)the Indenture and other documentation related thereto shall be in conformity with the Term Sheet and otherwise in form and substance reasonably acceptable to the Subscribers and the Company.

3.Company Representations and Warranties and Covenants. For purposes of this Section 3, the term “Company” shall refer to (x) with respect to the representations and warranties made as of the date hereof (except as provided in clause (y)), the Company and (y) with respect to representations and warranties in subsections (f), (i), (k) and (n) of this Section 3 made as of the date hereof and the representations and warranties made as of the Closing Date, the combined company after giving effect to the Transaction as of the Closing Date. The Company represents and warrants to the Subscribers and the Placement Agents (as defined below) that on the date hereof and as of the Closing Date:

a.The Company (i) is duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means any event, circumstance, change, development, effect or occurrence (collectively, “Effect”) that, individually or in the aggregate with all other Effects, (a) would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company; or (b) would prevent, materially delay or materially impede

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the performance by the Company or its subsidiaries of their respective obligations under this Subscription Agreement, the Business Combination Agreement or the consummation of the Transaction; provided, that, in the case of clause (a) the following shall not be taken into account in determining whether a Company Material Adverse Effect shall have occurred: (a) any global, international or national or any foreign or domestic regional economic, financial, social or political conditions; (b) [reserved]; (c) general economic conditions, including changes in any financial, debt, credit, currency, capital or banking markets or conditions (including any disruption thereof), in each case in the United States or anywhere else in the world; (d) changes in interest, currency or exchange rates or the price of any commodity, security or market index; (e) any change or proposed change in or change in the interpretation of any law or GAAP after the date of this Subscription Agreement; (f) changes in the ordinary course seasonal fluctuations in the business of the Company that are of a magnitude consistent with past such seasonal fluctuations; (g) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war; (h) [reserved]; (i) the taking or not taking of any action to the extent expressly required by this Subscription Agreement; and (j) compliance by the Company or any of its subsidiaries with the express requirements of the terms of this Subscription Agreement, the Business Combination Agreement and the other transaction documents (as applicable); provided, however, that any event, occurrence, fact condition or change referred to in clauses (a) through (h) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such Effect has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its businesses; provided, further, that the underlying causes of such instances set forth in clauses (a) through (h) may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred).

b.As of the Closing Date, (i) the Subscribed Notes will be duly authorized and, when issued and delivered to the Subscribers against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued and will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforcement thereof may be subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”), and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents or the laws of the State of Delaware and (ii) the Indenture will be duly authorized by the Company and, when duly authorized, executed and delivered by the Trustee, will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforcement thereof may be subject to the Enforceability Exceptions.

c.The Subscribed Notes are not, and following the Closing, will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the undersigned or any other holder of the Subscribed Notes to pledge, sell, assign or otherwise transfer the Subscribed Notes under any organizational document, policy or agreement of, by or with the Company, but excluding the restrictions on transfer to be described in the Indenture and Section 4(e) of this Subscription Agreement with respect to the status of the Subscribed Notes as “restricted securities” pending their registration for resale under the Securities Act of 1933, as amended (the “Securities Act”), in accordance with the terms of this Subscription Agreement.

d.This Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the Subscribers, this Subscription Agreement shall constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

e.The execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Notes, the issuance and delivery of the Underlying Shares in accordance with the terms of the Indenture and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Notes.

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f.Assuming the accuracy of the representations and warranties of the Subscribers, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self- regulatory organization (including NASDAQ or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Notes)), other than (i) filings required by applicable state securities laws, (ii) the filing of a registration statement to register the resale of the Underlying Shares, (iii) those required by NASDAQ, including with respect to obtaining stockholder approval, (iv) those required to consummate the Transaction as provided under the Business Combination Agreement, as applicable, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vi) the failure of which to obtain would not be reasonably expected to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Notes.

g.As of their respective dates, all reports required to be filed by the Company with the United States Securities and Exchange Commission (“Commission”) (the “SEC Reports”) complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder, in each case as actually in effect as of the respective dates of filing, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. On April 12, 2021, the staff of the SEC (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheets as opposed to equity. As a result of the SEC Staff Statement, 890 required additional time to evaluate and review with Marcum LLP, its independent registered accounting firm, 890’s balance sheet as of January 14, 2021, the closing date of its initial public offering (the “Post-IPO Balance Sheet”), and its financial statements for the three-month period ended March 31, 2021, and, as such, 890 was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”) on a timely basis. 890 reassessed its accounting for warrants issued on January 14, 2021, in light of the SEC Staff’s published views. Based on this reassessment, management determined that the warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Statement of Operations each reporting period. Other than as noted herein, the financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments.

h.As of the date hereof and as of immediately prior to the Closing, the authorized share capital of the Company consists of 500,000,000 shares of Class A Common Stock, 25,000,000 shares of Class F common stock, par value $0.0001 per share (“Class F Common Stock”), and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Shares”). As of the date hereof and as of immediately prior to the Closing: (i) 28,750,000 shares of Class A Common Stock, 7,187,500 shares of Class F Common stock and no Preferred Shares were issued and outstanding; (ii) 9,842,500 warrants, each exercisable to purchase a whole share of Common Stock at $11.50 per full share (the “Warrants”), were issued and outstanding; and (iii) no shares of Common Stock were subject to issuance upon exercise of outstanding options; provided that certain of the shares of Class A Common Stock and warrants are underlying units consisting of one share of Class A Common Stock and one-third of one warrant. As of the date hereof and as of the Closing Date, the Company had no outstanding long-term indebtedness other than the Notes, any indebtedness outstanding under the Existing Credit Facility and additional debt in an amount not to exceed $20.0 million. The Company’s pro forma long-term indebtedness will be as described in the Company’s filings with the Commission. All (i) issued and outstanding Class A Common Stock and Class F Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive rights and (ii) issued and outstanding Warrants constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms. As of the date hereof and as of the Closing Date, except as set forth above and pursuant to any loans made or made available to the Company as may be required (“Working Capital Loans”) of which up to $1.5 million of which Working Capital Loans may be converted at the option of the lender at a price of $10.00 per unit, each unit consisting of one share of Class A Common Stock and one-third of one warrant. As of the date hereof, the Company is not aware of any outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company except to the extent disclosed by BuzzFeed in the Business Combination Agreement and disclosed by Complex in the Complex Combination Agreement. As of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated, in each case, excluding Merger Sub I and Merger Sub II. There are no stockholder agreements, voting trusts or other agreements or understandings to which the

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Company is a party or by which it is bound relating to the voting, transfer or registration of any Equity Interests, other than (i) the registration rights agreement, entered into by the Company in connection with the Company’s initial public offering on January 11, 2021 (to be amended and restated as of Closing), (ii) the letter agreement entered into in connection with the Company’s initial public offering on January 11, 2021, (iii) the Voting Agreement, as defined in the BuzzFeed Business Combination Agreement and (iii)as contemplated by the Business Combination Agreement. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Notes or (ii) the Underlying Shares other than as set forth in Section 4.3(b) of the Amended and Restated Certificate of Incorporation of the Company, dated January 11, 2021 (the “Restated Certificate”), which provides that the Class F Common Stock automatically converts into Class A Common Stock on the Closing Date at the Initial Conversion Ratio (as defined in the Restated Certificate) which ratio is subject to adjustment based upon the number of “equity-linked securities” (as defined in the Restated Certificate) issued in a financing transaction in connection with the Company’s initial Business Combination (as defined in the Restated Certificate).

i.Except for such matters as have not had and would not be reasonably expected to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Notes, as of the date hereof, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

j.The issued and outstanding shares of Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “ENFA” (it being understood that the trading symbol will be changed in connection with the Transaction). There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by NASDAQ or the Commission with respect to any intention by such entity to deregister the shares of Class A Common Stock or prohibit or terminate the listing of the shares of Class A Common Stock on NASDAQ. The Company has taken no action that is designed to terminate the registration of the shares of Class A Common Stock under the Exchange Act. The Company will file a listing application with NASDAQ for the Underlying Shares and such application has been, or prior to Closing will be, approved by NASDAQ.

k.Assuming the accuracy of the Subscribers’ representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Notes by the Company to the Subscribers.

l.Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Notes.

m.Except for the Placement Agents, no broker or finder is entitled to any brokerage or finder’s fee or commission from the Company solely in connection with the sale of the Subscribed Notes to the Subscribers.

n.Except for such matters as have not had and would not be reasonably expected to have a Company Material Adverse Effect, the Company is, and has been since its inception, in compliance with all state and federal laws applicable to the conduct of its business. The Company has not received any written, or to its knowledge, other communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) action, lawsuit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

o.The Company has not in the past nor will it hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Company that could result in the initial sale of the Subscribed Notes not being exempt from the registration requirements of Section 5 of the Securities Act.

p.The Company has not disclosed to the Subscribers information that would constitute material non-public information as of the date of the Disclosure Document (as defined below).

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4.Subscriber Representations and Warranties. Each Subscriber represents and warrants to the Company and the Placement Agents, solely with respect to itself and not with respect to any other Subscriber, that:

a.Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

b.This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company and the other Subscribers, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be subject to the Enforceability Exceptions.

c.The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Notes and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the purchase of the Subscribed Notes.

d.Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex A hereto and an “institutional account” as defined in FINRA Rule 4512(c), (ii) is acquiring the Subscribed Notes only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Notes as a fiduciary or agent for one or more investor accounts, each owner of each such account is independently a qualified institutional buyer or an institutional “accredited investor” and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Notes with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or the securities law of any other jurisdiction (and shall provide the requested information set forth in Annex A). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Notes.

e.Subscriber understands that the Subscribed Notes are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Notes have not been registered under the Securities Act. Subscriber understands that the Subscribed Notes may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each case, in accordance with any applicable securities laws of the applicable states, other jurisdictions of the United States and other applicable jurisdictions, and that any book-entry position or certificates representing the Subscribed Notes shall contain a restrictive legend to such effect. Subscriber understands and agrees that the Subscribed Notes and the Underlying Shares will be subject to transfer restrictions under applicable securities laws and, as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Notes and the Underlying Shares and may be required to bear the financial risk of an investment in the Subscribed Notes for an indefinite period of time. Subscriber understands and agrees that the Subscribed Notes will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Notes and the Underlying Shares At any time when the Subscribed Notes may be sold by Subscriber under Rule 144 promulgated under the Securities Act without regard for volume or manner of sale restrictions, the Company shall, upon request by Subscriber, promptly cause the restrictive legend or notation on the Subscribed Notes to be removed from the Subscribed Notes.

Each book entry for the Subscribed Notes shall contain a notation, and each certificate (if any) evidencing the Notes shall be stamped or otherwise imprinted with a legend, in substantially the following form:

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THIS SECURITY AND THE COMMON STOCK, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1)REPRESENTS THAT EITHER (A) IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT OR (B) IT IS AN INSTITUTIONAL “ACCREDITED INVESTOR” (WITHIN THE MEANING OF RULE 501(A)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT), AND

(2)AGREES FOR THE BENEFIT OF BUZZFEED, INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A)TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B)PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT AND IS EFFECTIVE AT THE TIME OF SUCH TRANSFER, OR

(C)TO A PERSON THAT YOU REASONABLY BELIEVE TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D)PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

f.Subscriber understands and agrees that Subscriber is purchasing the Subscribed Notes directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, any other party to the Transaction or any other person or entity (including the Placement Agents), expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement and in the Term Sheet, and Subscriber is not relying on any representations, warranties or covenants other than those expressly set forth herein. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

g.In making its decision to purchase the Subscribed Notes, Subscriber has relied solely upon independent investigation made by Subscriber and upon the representations, warranties and covenants set forth herein and in the Term Sheet. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Notes, including with respect to the Company and the Transaction. Without limiting the generality of the foregoing, Subscriber acknowledges that Subscriber has reviewed the Company’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Notes.

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Subscriber acknowledges and agrees that none of BofA Securities, Inc., Cowen Group Inc. or Craig-Hallum Capital Group LLC, acting as placement agents to the Company (collectively, the “Placement Agents” and each of them a “Placement Agent”), nor any affiliate of a Placement Agent has provided Subscriber with any information or advice with respect to the Subscribed Notes nor is such information or advice necessary or desired. Neither any Placement Agent nor any of its affiliates has made or makes any representation as to the Company, Complex or BuzzFeed or the quality or value of the Subscribed Notes and the Placement Agent and any of its respective affiliates may have acquired non-public information with respect to the Company, Complex or BuzzFeed which Subscriber agrees need not be provided to it. In connection with the issuance of the Subscribed Notes to Subscriber, neither any Placement Agent nor any of its affiliates has acted as a financial advisor or fiduciary to Subscriber.

h.Subscriber became aware of this offering of the Subscribed Notes solely by means of direct contact between Subscriber and the Company or by means of contact from a Placement Agent, Complex, BuzzFeed and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons (such parties referred to collectively as “Representatives”). The Subscribed Notes were offered to Subscriber solely by direct contact between Subscriber and the Company, a Placement Agent, Complex, BuzzFeed and/or their respective Representatives. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person or entity (including, without limitation, the Company, any Placement Agent, Complex, BuzzFeed and/or their respective Representatives), other than the representations and warranties contained in this Subscription Agreement, in making its investment or decision to invest in the Company. Subscriber did not become aware of this offering of the Subscribed Notes, nor were the Subscribed Notes offered to Subscriber, by any other means, and none of the Company, any Placement Agent, Complex, BuzzFeed or their respective Representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Company represents and warrants that the Subscribed Notes (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

i.Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Notes and the Underlying Shares, including those set forth in the SEC Reports. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Notes and the Underlying Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber acknowledges that it (i) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Notes. Subscriber understands that the purchase and sale of the Subscribed Notes hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

j.Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Notes and the Underlying Shares and determined that the Subscribed Notes and the Underlying Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

k.Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Notes and the Underlying Shares (if any) or made any findings or determination as to the fairness of this investment.

l.Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC, or a person or entity prohibited by any OFAC sanctions program, or a person or entity whose property and interests in property subject to U.S. jurisdiction are otherwise blocked under any U.S. laws, Executive Orders or regulations, (ii) a person or entity listed on the Sectoral Sanctions Identifications (“SSI”) List maintained by OFAC or otherwise determined by OFAC to be subject to one or more of the Directives issued under Executive Order 13662 of March 20, 2014, or on any other of the OFAC Consolidated Sanctions Lists, (iii) an entity owned, directly or indirectly, individually or in the aggregate, 50 percent or more by one or more persons described in subsections (i) or (ii), (iv) a person or entity named on the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) Denied Persons List, Entity List, or Unverified List (“BIS Lists”) (collectively with (i) through (iv), a “Restricted Person”) or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if

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requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC and BIS sanctions programs, including for Restricted Persons, and otherwise to ensure compliance with all applicable sanctions and embargo laws, statutes, and regulations. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Notes were legally derived.

m.Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Subscriber has not, and during the period beginning as of the date hereof until and including the date that is two trading days following the Closing such Subscriber will not have, entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company.

n.If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Securities Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1086, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Internal Revenue Code of 1986, as amended, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, the Subscriber represents and warrants that (i) neither the Company, nor any of its respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Notes, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Notes and the Underlying Shares and (ii) none of the acquisition, holding and/or transfer or disposition of the Subscribed Notes and the Underlying Shares will result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or any similar law or regulation.

o.Subscriber at the time specified herein will have sufficient funds to pay the Purchase Price pursuant to Section 2(b) of this Subscription Agreement.

p.No disclosure or offering document has been prepared by any Placement Agent in connection with the offer and sale of the Subscribed Notes. Each Placement Agent and each of its Representatives have made no independent investigation with respect to the Company or the Subscribed Notes or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company. In connection with the issue and purchase of the Subscribed Notes, the Placement Agents have not acted as the Subscriber’s financial advisor or fiduciary.

q.Subscriber agrees that the Placement Agents may rely upon the representations and warranties made by Subscriber to the Company in this Subscription Agreement.

r.No foreign person (as defined in 31 C.F.R. Part 800.224) will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Securities hereunder.

s.Except for the representations and warranties contained in this Section 4, Subscriber makes no express or implied representation or warranty, and Subscriber hereby disclaims any such representation or warrant with respect to this Subscription Agreement or any of the transactions contemplated herein.

5.Termination. Except as otherwise provided herein, this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company and the Subscribers to terminate this Subscription Agreement, (c) upon written notice by the Company or the Subscribers to the other (provided that the party delivering such notice is not in breach of the obligations under this Subscription Agreement) if, on the Closing Date of the Transaction, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived (to the extent a valid waiver is capable of being issued) by the party entitled to grant such waiver and, as a result

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thereof, the transactions contemplated by this Subscription Agreement are not consummated, or (d) 11:59 p.m. prevailing Eastern time on the “Outside Date” (as defined in the Business Combination Agreement as in effect on the date hereof and as the same may be automatically extended pursuant to the terms of the Business Combination Agreement as in effect on the date hereof) if the Closing shall not have occurred prior to such time; provided, that nothing herein will relieve any party from liability for any willful breach hereof (including, for the avoidance of doubt, a Subscriber’s willful breach of Section 2(c) of this Subscription Agreement with respect to its representations, warranties and covenants as of the date of the Closing) prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify the Subscribers of the termination of the Business Combination Agreement promptly after the termination thereof.

6.Trust Account Waiver. Each Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (i) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (ii) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company, and (iii) will not seek recourse against the Trust Account for any reason whatsoever; provided however, that nothing in this Section 6 shall be deemed to limit any Subscriber’s right to distributions or redemptions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of any redemptions by Subscriber of its shares of public Class A Common Stock of the Company acquired by any means other than pursuant to this Subscription Agreement. Subscriber agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Notes regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. Each Subscriber acknowledges and agrees that it shall not have any redemption rights with respect to the Subscribed Notes pursuant to the Company’s organizational documents in connection with the Transaction or any other business combination, any subsequent liquidation of the Trust Account, the Company or otherwise, except as to be set forth in the Indenture. In the event a Subscriber has any claim against the Company as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Notes, it shall pursue such claim solely against the Company and its assets outside the Trust Account and not against the Trust Account or any monies or other assets in the Trust Account.

7.Miscellaneous.

a.All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient; provided, that such notice, request, demand, claim or other communication is also sent to the recipient pursuant to clauses (i), (iii) or (iv) of this Section 7(a), (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section (a).

b.Each Subscriber acknowledges that the Company, BuzzFeed and others (including the Placement Agents) will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each Subscriber agrees to promptly notify the Company and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of such Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that the Subscribers and others (including Placement Agents) will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify the Subscribers and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.

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c.Each of the Company and the Subscribers are irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

c.Each of the Company and the Subscribers agree that they each shall take all actions necessary to ensure that the Notes are eligible at DTC on the Closing Date (provided such actions shall not result in changes to the economic terms of the Notes).

d.The Company shall be solely responsible for and shall bear all of costs and expenses incurred by or on behalf of the Company in connection with this Subscription Agreement. If the Transaction is consummated, the Company shall reimburse the lead Subscriber for all reasonable and documented out-of-pocket costs and expenses incurred in connection with this Subscription Agreement, the Indenture and the Transaction, including, without limitation, the reasonable and documented fees and expenses of Stroock & Stroock & Lavan LLP, as counsel to the lead Subscriber, (i) on the date hereof to the extent invoiced on or prior to the date hereof, (ii) on the Closing Date to the extent invoiced at least one (1) Business Day prior to the Closing Date. This Section 7(d) shall survive the termination of this Subscription Agreement.

e.Neither this Subscription Agreement nor any rights that may accrue to the Subscribers hereunder (other than the Subscribed Notes acquired hereunder, if any) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights (but not obligations) hereunder solely in connection with the consummation of the Transaction and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, any Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Subscriber) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve such Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief, and such assignee agrees in writing to be bound by the terms hereof.

f.All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

g.[Reserved].

h.This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought; provided, that Section 3, Section 4, this Section 7(h), Section 7(j) and Section 7(t) of this Subscription Agreement may not be amended, terminated or waived in a manner that is material and adverse to the Placement Agents without the written consent of the Placement Agents.

i.This Subscription Agreement (including Annex A hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, except that any confidentiality agreement with respect to the undersigned or its affiliates shall remain in full force and effect.

j.Benefit.

(i)Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(ii)The parties hereto agree that the Placement Agents are express third-party beneficiaries of this Subscription Agreement to the extent expressly provided in Section 3, Section 4, Section 7(h), this Section 7(j) and Section 7(t) of this Subscription Agreement.

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k.If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

l.This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

m.Remedies.

(i)The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(ii)Each of the parties hereto shall be entitled to seek and obtain equitable relief, without proof of actual damages, including an injunction or injunctions or order for specific performance to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement to cause each the Subscriber to fund the respective portion of its Purchase Price and cause the Closing to occur if the conditions in Section 2 of this Subscription Agreement have been satisfied or, to the extent permitted by applicable law, waived. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this paragraph (m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defense that a remedy at law would be adequate. In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the documented costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the documented costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

(iii)The Company hereby agrees that the Company shall pay to each Subscriber in U.S. dollars in immediately available funds a payment equal to 10% of the aggregate principal amount of such Subscriber’s respective amount of Subscribed Notes at the closing of the Transaction if the Transaction (or any portion thereof) closes at any time from the date hereof through the date which is twelve (12) calendar months after the date hereof and in connection therewith the Company does not issue the Subscribed Notes to the Subscribers pursuant to the terms hereof; provided, that such amount will not be payable to the Subscribers if the Transaction does not close. This Section 7(m)(iii) shall survive the termination of this Agreement.

n.This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

o.EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY

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PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

p.The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the state courts of New York or in the federal courts located in the state and county of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this subscription agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 7(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

q.This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and their successors and permitted assigns and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

r.The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby, the Transaction and any other material, non-public information that the Company has provided to the Subscribers at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the actual knowledge of the Company, the Subscribers shall not be in possession of any material, non-public information received from the Company or any of its officers, directors or employees or any Placement Agent. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Subscriber or any affiliate or investment advisor of any Subscriber, or include the name of any Subscriber or any affiliate or investment advisor of any Subscriber in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent (including by e-mail) of such Subscriber, and shall omit or redact such Subscriber’s signature page to omit its name and any other identifying information in any such press release or filing, except (i) to the extent required by the federal securities laws, rules or regulations (subject to Commission request as provide in clause (ii) in the case of federal securities laws), (ii) to the extent such disclosure is required by other laws, rules or regulations, in each case, at the request of the staff of the Commission or regulatory agency or under NASDAQ regulations or (iii) to the extent such announcements or other communications contain only information previously disclosed in public statement, press release or other communication previously approved in accordance with this Section 7(r); provided, in the case of (i) and (ii), the Company shall provide the Subscribers with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with the Subscribers regarding such disclosure.

s.The obligations of the Subscribers under this Subscription Agreement are several and not joint with the obligations of any other Subscriber, and each Subscriber shall not be responsible in any way for the performance of the obligations of any other Subscriber under this Subscription Agreement. The decision of each Subscriber to purchase Subscribed Notes pursuant to this Subscription Agreement has been made by such Subscriber independently of any other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any other Subscriber or investor or by any agent or employee of any other Subscriber or investor, and neither such Subscriber nor any of its agents or employees shall have any liability to any other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein , and no action taken by the Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute the Subscribers and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscribers and other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement. Each Subscriber acknowledges that no other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no other Subscriber will be acting as agent of the

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Subscriber in connection with monitoring its investment in the Subscribed Notes or enforcing its rights under this Subscription Agreement. Each Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

t.Each party hereto agrees for the express benefit of the Placement Agents, as placement agent, that: (1) neither the Placement Agent, nor any of its affiliates or any of its Representatives (A) shall be liable for any improper payment made in accordance with the information provided by the Company; (B) makes any representation or warranty, or has any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Subscription Agreement; or (C) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Subscription Agreement or (y) for anything which it may do or refrain from doing in connection with this Subscription Agreement, except for its own gross negligence, willful misconduct or bad faith; and (2) the Placement Agent, its affiliates and its Representatives shall be entitled to (A) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (B) be indemnified by the Company for acting as placement agent hereunder. This Section 7(t) shall survive any termination of this Subscription Agreement. The Placement Agents have introduced the Subscribers to the Company in reliance on each Subscriber’s understanding and agreement to this Section 7(t).

[Signature pages follow.]

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IN WITNESS WHEREOF, each of the Company and each Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

890 5th Avenue Partners, Inc.
By:
	Name:	Adam Rothstein
	Title:	Executive Chairman
Address for Notices:
[●]

Signature Page to Subscription Agreement

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SUBSCRIBER:

Signature of Subscriber:

By:
Name:
Title:
Date:
Name of Subscriber:

(Please print. Please indicate name and capacity of person signing above)

Name in which shares are to be registered (if different):
Email Address:
Subscriber’s EIN:

Jurisdiction of residency:

Aggregate Principal Amount of Subscribed Notes subscribed for:

Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

Signature Page to Subscription Agreement

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ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber

and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)
◻	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
B.	FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)
◻	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).
C.	ACCREDITED INVESTOR STATUS (Please check the box)
◻

Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

D.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

◻	is:
◻	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

◻	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
◻

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

◻

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment advisor makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

◻

Any corporation, similar business trust, partnership or any organization described in Section 501(c)(3) of the Internal Revenue Code, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

◻	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
◻

Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence must not be included as an asset; (b) indebtedness secured by the person’s primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time

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of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability;

◻

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

◻	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
◻	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests or one of the following tests.

[Specify which tests: ]

SUBSCRIBER:

Print Name:

By:

Name:

Title:

a-2

EXHIBIT A

TERM SHEET

Convertible Senior Notes due 2026

Summary of Principal Terms and Conditions

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Subscription Agreement to which this Term Sheet is attached (the “Subscription Agreement”).

Issuer:

The entity which survives as the public parent (the “Company”) resulting from the de-SPAC transaction (the “De-SPAC”) among 890 5th Avenue Partners, Inc. (NASDAQ: ENFA, ENFAU, ENFAW) (“890 Partners”), BuzzFeed, Inc. and Complex Networks.

Guarantors:

The Convertible Senior Notes due 2026 of the Issuer (the “Notes”) and all obligations under the Indenture (as defined below) shall be unconditionally guaranteed, on a joint and several basis, by all direct and indirect subsidiaries (other than foreign subsidiaries, immaterial subsidiaries and joint ventures not permitted to guarantee the Notes) of the Company (collectively, the “Guarantors”, and together with the Issuer, the “Obligors”), which guaranties shall be guarantees of payment and performance and not of collection.

Trustee:

To be selected by the Lead Subscriber (defined to mean the Subscriber subscribed to more than a majority in aggregate principal amount of the Notes) and reasonably acceptable to the Company and the other Subscribers.

Indenture:

The Notes shall be issued pursuant to an indenture that is customary for a financing of this type, reflecting the terms of this Term Sheet and otherwise in form and substance reasonably acceptable to the Subscribers and the Company (the “Indenture”).

Collateral:	None.

Maturity Date:	The date that is 5 years after the Closing Date (the “Maturity Date”).

Issue Amount:	$150.0 million

Issue Price:	100.00%

Interest Rate:

7.00% per annum, payable semi-annually in cash; provided, however, that, if there is less than $144 million in the trust account maintained by 890 Partners with Continental Stock Transfer & Trust Company as trustee immediately following the Closing Date, the stated interest rate shall be 8.5% per annum.

Default Interest:	Upon the occurrence and during the continuation of an event of default, interest on the Notes shall accrue at the stated rate plus an additional 2.0% per annum.

Amortization / Sinking Fund:	None.

a-1

Use of Proceeds:	Proceeds from the sale of the Notes will be used to finance the acquisition by a subsidiary of the Company of Complex Networks.

Conversion Price:

The initial conversion price will be the lesser of (i) $12.50 and (ii) a 25% premium to the lowest per share price at which any equity of the Company is issued prior to the Closing Date, and will be subject to adjustments that are usual and customary for financings of this type, including, without limitation, upon the occurrence of standard “Fundamental Change” events, for dividends and distributions, spin-offs, stock splits, below-market rights offerings to all holders, above-market tender offers to all holders and similar dilutive transactions (but for the avoidance of doubt, not for transactions that occur on the Issue Date in connection with the Transactions as provided for in the Business Combination Agreement). The initial conversion price, as so adjusted, being referred to herein as, the “Conversion Price”.

Optional Conversion:

Each Holder may at any time elect to convert all or, from time to time, elect to convert a portion of such Holder’s aggregate principal amount of the Notes (plus any accrued and unpaid interest thereon) at the Conversion Price into Class A Common Stock of the Company (the “Common Stock”).

Make-Whole Upon Voluntary Conversion by Investors:

In the event that a Holder elects, at any time on or after the one year anniversary of the Issue Date and prior to the three year anniversary of the Issue Date, to convert all or, from time to time, a portion of the Notes held by such Holder into Common Stock, the Company shall (in addition to the delivery of the requisite number of shares of Common Stock) pay to such Holder, in cash, a premium equal to (i) from the one year anniversary of the Issue Date to the two year anniversary of the Issue Date, an amount equal to 18 month’s interest declining ratably on a monthly basis to 12 month’s interest on the aggregate principal amount of the Notes so converted and (iii) from the two year anniversary of the Issue Date to the three year anniversary of the Issue Date an amount equal to 12 month’s interest declining ratably on a monthly basis to 0 month’s interest, in each case, on the aggregate principal amount of the Notes so converted. The Make-Whole Upon Voluntary Conversion by Investors may be excluded from the Indenture upon the election of the Lead Subscriber.

Mandatory Conversion Feature:

All (but not less than all) of the aggregate principal amount of the Notes (and accrued but unpaid interest thereon) may be convertible at the Company’s option on or after the third anniversary of the Closing Date if the volume-weighted average trading price of the Common Stock is 130% of the Conversion Price for more than twenty (20) out of thirty (30) consecutive trading days (a “Company Conversion”). The Company may not otherwise redeem the notes.

Redemption at Option of Holders:

Each Holder will have the right to cause the Company to repurchase for cash, all or from time to time a portion of the Notes held by such Holder (i) at any time after the third anniversary of the Closing Date, at a price equal to par plus accrued and unpaid interest; or (ii) at any time upon the

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occurrence of a “Fundamental Change”, at 101% pursuant to a high-yield change of control offer.

Adjustment to Conversion Price:	In the event of a conversion in connection with a Fundamental Change, the Conversion Price will be adjusted by a usual and customary Fundamental Change Make-Whole Table.

Settlement Upon Conversion:	Common Stock

Covenants:

The Convertible Note Documents shall contain affirmative and negative covenants of the type that are usual and customary for convertible note offers and non-convertible high-yield note financings (which, for the avoidance of doubt will not include a financial maintenance covenant and shall be no more restrictive than the Existing Loan and Security Agreement (as defined below), including, without limitation:

●
debt incurrences (subject solely to baskets to permit (i) a customary asset based revolving credit facility in an aggregate principal amount not to exceed the greater of (x) $50 million and (y) 7.5% of consolidated total assets less goodwill, patents and trademarks (the “ABL Facility”), (ii) capitalized leases and other equipment financing in an aggregate principal amount not to exceed $2.0 million at any time outstanding, (iii) debt outstanding on the Issue Date, (iv) additional unsecured debt subject to a gross total leverage ratio (to be defined in the Indenture) not to exceed (x) from the Issue Date and through December 31, 2022, 5.00 to 1.00 and (y) thereafter, 4.00 to 1.00 (it being understood that any calculation of such gross total leverage ratio shall assume that the ABL Facility is fully drawn in an amount up to the greater of clauses (x) and (to the extent that the commitments under the ABL Facility have been increased above $50.0 million) (y) of clause (i) of this paragraph), (v) ordinary course operating indebtedness (which shall not include debt for borrowed money), (vi) letters of credit incurred in the ordinary course of business not to exceed $25 million outstanding at any time, provided, that such letters of credit are incurred under the ABL Facility or are cash collateralized, (vii) a $20 million general debt basket,[1] (viii) without duplication of any of the baskets set forth herein, Permitted Indebtedness (as defined in the existing Loan and Security Agreement of BuzzFeed, Inc., dated December 30, 2020, as in effect on the date hereof (the “Existing Credit Agreement”)) and (ix) refinancing indebtedness with respect to any of the foregoing (subject to customary limitations),

●
lien incurrences (subject to baskets to permit (i) liens to secure any ABL Facility permitted by the debt covenant, (ii) liens subject to any capital leases or equipment financings permitted by the debt covenant, (iii) a $500,000 general liens basket and (iv) without duplication of any of the baskets set forth herein, Permitted Liens (as defined in the Existing Credit Agreement)) other than as set forth in clause (xvi) thereof,

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[1]

Indebtedness for borrowed money (including in the form of guarantees) incurred after the date of the Subscription Agreement and outstanding on the Closing Date shall be classified as incurred under the general basket under the Indenture.

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●
restricted payments and investments (subject solely to (i) basket for an “available amount” limited to 50% of cumulative Consolidated Net Income of the Company measured from the Closing Date and subject to no default or event of default and the Company having the ability to incur at least $1.00 of debt under the unsecured ratio indebtedness, (ii) basket to permit repurchases of employee equity in an amount to be agreed and to permit repurchases deemed to occur upon exercise of options, (iii) [reserved], (iv) exception for restricted payments paid solely in the equity interest of the Company, (v) exception for restricted payments by a subsidiary so long as (in the case of a non-wholly owned subsidiary) the Company or a subsidiary receives at least its pro rata share, (vi) payments of cash in lieu of fractional shares, (vii) basket for investments existing on the Issue Date, (viii) basket for joint ventures and foreign investments and similar investments in an amount not to exceed $20 million; provided intercompany loans made in the ordinary course of business are not subject to such limitation, (ix) a $2 million general investment basket and (x) without duplication of any of the baskets set forth herein, Permitted Investments (as defined in the Existing Credit Agreement); provided, that investments made by guarantors into non-guarantors pursuant to intercompany investment baskets shall be limited to investments made in the ordinary course of business); for the avoidance of doubt investments in majority-owned subsidiaries will be permitted and acquisitions will be permitted so long as the acquired entities become majority-owned subsidiaries or the acquired assets are held by a majority-owned subsidiary,

●
limitation on affiliate transactions not entered into on an arms- length basis or as otherwise permitted under the Existing Credit Agreement (including the affiliate transaction identified in the schedules thereto) or agreements contemplated to be entered into in connection with or furtherance of the Transactions (and any amendments thereto so long as such amendments are not disadvantageous in any material respect in the good faith judgement of the Company to the holders of the Notes when taken as a whole),

●
asset dispositions (subject to exceptions permitted under the Existing Credit Agreement without duplication of any of the baskets set forth herein,); provided, that if the Company or any of its subsidiaries sells an asset greater than $10.0 million, the Company must make an offer at par to purchase the Notes (with customary reinvestment rights and subject to any obligations to prepay any ABL Facility (and correspondingly terminate the commitments thereunder) or other senior debt with the proceeds of collateral and obligations to prepay pari passu debt on a pro rata basis);

● further assurances,

● limitations on dividend and other payment restrictions affecting subsidiaries (subject to exceptions for restrictions

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under the ABL Facility and other permitted debt, under applicable law, customary non-assignment provisions in licenses or leases, customary provisions with respect to disposition of assets in joint ventures, asset sale agreements and similar, restrictions of entities acquired after the issue date) and other carve-outs customary for high-yield financings,

●
transfers of intellectual property, provided, that such transfers shall be permitted if made in the ordinary course of business as determined in good faith by the Company and, with respect to the key brands identified in the May 2021 management presentation available to the Subscriber, such transfers shall not exceed (x) $1 million in any single transaction and (y) $10 million in all such transactions in the aggregate, and

● change of control offer upon occurrence of “Fundamental Change” at 101% consistent with high-yield bond financings.

The Indenture shall not permit the designation or maintenance of unrestricted subsidiaries.

“Adjusted EBITDA” shall be defined to mean Net Income (calculated in accordance with generally accepted accounting principles) plus, to the extent deduced in calculating Net Income, (i) interest expense, (ii) taxes, (ii) depreciation and amortization, (iv) non-cash equity awards based compensation expense (with no cap with respect to non-cash equity award based compensation expense recognized in connection with the closing of the Transactions in the year of closing and subject to a cap of no greater than 2.5% of operating expenses for each year thereafter), (v) restructuring charges (subject to a $3.5 million cap in any twelve month period), (vi) any severance expenses and site-closure expenses incurred in connection with an acquisition to the extent incurred as part of, or within one year from the closing of, such acquisition, (vii) net after-tax losses (or less any net after-tax gains) with respect to business dispositions or asset dispositions, (viii) minority interest expense attributable to minority equity interests of third-parties in any non-wholly owned entity, (ix) any net unrealized loss (or less any net unrealized gain) from currency translation (x) adjustments for non-cash gains and non-cash write downs, (xi) any net loss from disposed or discontinued operations, losses or sales, disposals or abandonment of, or any impairment charges or asset write-down or write-off related to, intangible assets, long-lived assets and investments in debt and equity securities, and (xii) any fees, expenses or charges incurred in connection with any acquisition (to the extent consummated), customary transaction expenses incurred in fiscal year 2021 and the first fiscal quarter of 2022 with respect to the Transactions.

“Consolidated Net Income” shall be defined as “Adjusted EBITDA” less the addbacks thereto set forth in clauses (i), (ii), (iii) and (iv) of the definition thereof.

Adjusted EBITDA may, at the Company’s election be calculated on a pro forma basis for the Complex Networks acquisition, but

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in no event shall such pro forma adjustments include any “run-rate” addbacks or synergies and such pro forma calculation shall be in conformity with Regulation S-X.

Events of Default:	The Indenture shall contain defaults and events of default, and remedies in respect thereof, that are of the type usual and customary for convertible note financings and high yield note financings.

Form of Notes:

The Notes shall be issued in the form of one or more global notes in definitive, fully registered, book-entry form and deposited with or on behalf of The Depository Trust Company. The global notes will be issued in denominations of $2,000 and integral multiple of $1,000 in excess of $2,000 principal amount.

Fees / Expenses:

All reasonable fees and reasonable and documented out-of-pocket expenses of counsel to the Lead Subscriber shall be paid by the Company (i) upon execution of the Subscription Agreement and (ii) upon consummation of the Transaction.

Governing Law:	New York.

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Exhibit B

Subscriptions

Entity	Subscription Amount
Redwood Opportunity Fund, LTD.	$28,000,000
Redwood Master Fund, LTD.	$65,250,000
Corbin Opportunity Fund, L.P.	$1,750,000
Silver Rock RC Opportunistic Credit Fund LP	$494,000
SRF Plan Assets Opportunistic Credit Fund LP	3,844,000
Silver Rock Opportunities Fund I LP	$9,756,000
Silver Rock Opportunistic Credit Fund LP	$4,579,000
FMAP SOC Limited	$3,827,000
Cohanzick Absolute Return Master Fund, Ltd	$600,000
Leaffilter North Holdings Inc.	$800,000
OU 2, LLC	$1,600,000
RiverPark Strategic Income Fund	$5,400,000
CrossingBridge Low Duration High Yield Fund	$4,900,000
Destinations Global Fixed Income Opportunities Fund	$9,400,000
Destinations Low Duration Fixed Income Fund	$9,800,000

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ANNEX E

890 5th AVENUE PARTNERS, INC.

2021 EQUITY INCENTIVE PLAN

(Adopted [], 2021)

1.PURPOSE. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company’s future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 29.

2.	SHARES SUBJECT TO THE PLAN.

2.1.Number of Shares Available. Subject to Sections 2.6 and 22 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board is [[•] ([•])] Shares plus (a) any reserved shares not issued or subject to outstanding grants under BuzzFeed, Inc.’s 2015 Equity Incentive Plan (the “2015 Plan”) on the Effective Date and (b) any Shares to be issued in substitution of outstanding BuzzFeed, Inc. awards pursuant to Section 22.2 hereof at the consummation of the Business Combination. Shares issued by the Company in settlement of Awards may be authorized and unissued Shares, Shares held in the Company’s treasury, Shares purchased on the open market or by private purchase or a combination of the foregoing.

2.2.Lapsed, Returned Awards. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR; (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price; (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued; or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash or other property rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Shares used to pay the Exercise Price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for future grant or issuance in connection with subsequent Awards under the Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 shall include Shares subject to Awards that are substituted pursuant to Section 22.2 hereof at the consummation of the Business Combination but shall not include Shares subject to Awards that initially became available because of the substitution clause in Section 22.2 hereof following the consummation of the Business Combination.

2.3.Minimum Share Reserve. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Awards granted under this Plan.

2.4.Automatic Share Reserve Increase. The number of Shares available for grant and issuance under the Plan shall be increased on January 1 of each of 2022 through 2031, by the lesser of (a) five percent (5%) of the total number of shares of all classes of the Company’s common stock issued and outstanding on the immediately preceding December 31 (rounded down to the nearest whole share), or (b) such lesser number of shares determined by the Board.

2.5.ISO Limitation. Subject, to Section 2.6, no more than [[•] ([•])]1 Shares shall be issued pursuant to the exercise of ISOs.

1   Note to Draft: The maximum number of shares issuable as ISOs over the life of the plan will be a 2x – 3x multiple of the initial share pool to account for share recycling.

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2.6.Adjustment of Shares. If the number or class of outstanding Shares are changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), spin-off, recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification or similar change in the capital structure of the Company, without consideration, then (a) the number and class of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, including Shares reserved under sub-clauses (a)-(b) of Section 2.1, (b) the Exercise Prices of and number and class of Shares subject to outstanding Options and SARs, (c) the number and class of Shares subject to other outstanding Awards, and (d) the maximum number and class of Shares that may be issued as ISOs set forth in Section 2.5, shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities or other laws; provided that fractions of a Share will not be issued. If, by reason of an adjustment pursuant to this Section 2.6, a Participant’s Award Agreement or other agreement related to any Award or the Shares subject to such Award covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, shall be subject to all of the terms, conditions and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.

3.ELIGIBILITY. ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, Directors and Non-Employee Directors; provided such Consultants, Directors and Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and provided further that Awards may not be granted to any Employees, Consultants, Directors and Non-Employee Directors who are providing services only to Parent unless (i) the Shares underlying the Awards are treated as “service recipient stock” under Section 409A or (ii) the Company has determined that such Awards are exempt from, or otherwise comply with Section 409A. Nothing in this Plan creates an entitlement or right of any Employee, Consultant, Director or Non- Employee Director to any Award unless and until such Award is granted as provided in the Plan.

4.ADMINISTRATION.

4.1.Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan and applicable law, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board shall establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:

(a)construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

(b)prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

(c)select persons to receive Awards;

(d)determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest (which may be based on performance criteria) and be exercised or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy tax withholding obligations or any other tax liability legally due and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

(e)determine the number of Shares or other consideration subject to Awards;

(f)determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

(g)determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary or Affiliate;

(h)grant waivers of Plan or Award conditions;

(i)determine the vesting, exercisability and payment provisions of Awards;

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(j)correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(k)determine whether an Award has been earned or has vested;

(l)determine the terms and conditions of any, and to institute any Exchange Program;

(m)reduce or modify any criteria with respect to Performance Factors;

(n)adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or inequitable results;

(o)adopt rules and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States or qualify Awards for special tax treatment under laws of jurisdictions other than the United States;

(p)make all determinations, including findings of fact, necessary or appropriate to resolve any disputes regarding the Plan or Awards;

(q)make all other determinations necessary or advisable for the administration of this Plan; and

(r)delegate any of the foregoing to a subcommittee or to one or more officers pursuant to a specific delegation as permitted by applicable law, including Section 157(c) of the Delaware General Corporation Law.

4.2.Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and the Participant.

4.3.Section 16 of the Exchange Act. Awards granted to Participants who are subject to Section 16 of the Exchange Act must be approved by two or more “non-employee directors” (as defined in the regulations promulgated under Section 16 of the Exchange Act).

4.4.Documentation. The Award Agreement for a given Award, the Plan and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.

4.5.Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws and practices in other countries in which the Company and its Subsidiaries and Affiliates operate or have employees or other persons eligible for Awards, the Committee, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries and Affiliates shall be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals who provide services to the Company, Subsidiary or Affiliate under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs and practices; (d) establish subplans and modify exercise procedures, vesting conditions, and other terms and procedures, to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices, if necessary); and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals; provided, however, that no action taken under this Section 4.5 shall increase the share limitations contained in Section 2.1 or Section 2.5 hereof. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

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5.OPTIONS. An Option is the right but not the obligation to purchase a Share, subject to certain conditions. Subject to Plan Section 3, the Committee may grant Options to eligible Employees, Consultants and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code (“ISOs”) or Nonqualified Stock Options (“NSOs”), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this section.

5.1.Option Grant. Each Option granted under this Plan will identify the Option as an ISO or an NSO. The Company shall have no liability to any Participant or any other Person if any Option designated as an ISO fails to qualify as an ISO at any time. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (a) determine the nature, length and starting date of any Performance Period for each Option; and (b) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria. All Options will be granted pursuant to an Award Agreement.

5.2.Date of Grant. The date of grant of an Option will be the date on which the Committee authorized the grant of the Option, or a future date specified in the authorization. The Award Agreement will be delivered to the Participant within a reasonable time after the granting of the Option.

5.3.Exercise Period. Options may be vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option; provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted; and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary (“Ten Percent Stockholder”), will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4.Exercise Price. The Exercise Price of each Option will be determined by the Committee when the Option is granted; provided that: (a) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares subject to the Option on the date of grant and (b) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares subject to the ISO on the date of grant. Payment for the Shares purchased may be made in accordance with Section 12 and the Award Agreement and in accordance with any procedures established by the Company.

5.5.Method of Exercise. Any Option granted hereunder will be vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option (and/or via electronic execution through an authorized third-party administrator) and (b) full payment for the Shares with respect to which the Option is exercised together with applicable withholding taxes. Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for any dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.6 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

5.6.Termination of Service. If a Participant’s Service terminates for any reason other than for Cause or because of the Participant’s death, or Disability, then the Participant may exercise his or her Options only to the extent that such Options would have been exercisable by the Participant on the date the Participant’s Service terminates no later than three (3) months after the date the Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee as set forth in an Award Agreement or otherwise, with any exercise of an ISO beyond three (3) months after the date Participant’s employment terminates deemed to be the exercise of an NSO), but in any event no later than the expiration date of the Options, except as required by applicable law.

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(a)Death. If a Participant’s Service terminates because of the Participant’s death (or the Participant dies within three (3) months after the Participant’s Service terminates other than for Cause or because of the Participant’s Disability), then the Participant’s Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date the Participant’s Service terminates and must be exercised by the Participant’s legal representative, or authorized assignee, no later than twelve (12) months after the date the Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee as set forth in an Award Agreement or otherwise), but in any event no later than the expiration date of the Options, except as required by applicable law.

(b)Disability. If a Participant’s Service terminates because of the Participant’s Disability, then the Participant’s Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date the Participant’s Service terminates and must be exercised by the Participant (or the Participant’s legal representative or authorized assignee) no later than twelve (12) months after the date the Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee as set forth in an Award Agreement or otherwise, with any exercise of an ISO beyond (a) three (3) months after the date the Participant’s employment terminates when the termination of Service is for a Disability that is not a “permanent and total disability” as defined in Section 22(e)(3) of the Code, or (b) twelve (12) months after the date the Participant’s employment terminates when the termination of Service is for a Disability that is a “permanent and total disability” as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NSO), but in any event no later than the expiration date of the Options.

(c)Cause. If a Participant’s Service is terminated for Cause, then the Participant’s Options (whether vested or unvested) shall immediately expire on the Participant’s date of termination of Service if the Committee has reasonably determined in good faith that such cessation of Services has resulted in connection with an act or failure to act constituting Cause (or such Participant’s Service could have been terminated for Cause (without regard to the lapsing of any required notice or cure periods in connection therewith) at the time such Participant terminated Service), or at such later time and on such conditions as are determined by the Committee, but in any event no later than the expiration date of the Options. Unless otherwise provided in an employment agreement, the Award Agreement or other applicable agreement between the Participant and the Company or any Parent or Subsidiary, Cause shall have the meaning set forth in the Plan.

5.7.Limitations on ISOs. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NSOs. For purposes of this Section 5.7, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.8.Disqualifying Dispositions. Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of Shares acquired upon exercise of an Incentive Stock Option within two (2) years from the date of grant of such Incentive Stock Option or within one (1) year after the issuance of Shares acquired upon exercise of such Incentive Stock Option shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such Shares.

5.9.Modification, Extension or Renewal. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted, unless for the purpose of complying with applicable laws and regulations. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 19 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants; provided, however, that the Exercise Price may not be reduced below the minimum Exercise Price that would be permitted under Section 5.4 for Options granted on the date the action is taken to reduce the Exercise Price.

5.10.No Disqualification. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant, to disqualify any Participant’s ISO under Section 422 of the Code.

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6.RESTRICTED STOCK AWARDS. A Restricted Stock Award is an offer by the Company to sell to an eligible Employee, Consultant or Director Shares that are subject to restrictions (“Restricted Stock”). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions applicable to the Shares, vesting conditions, and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

6.1.Restricted Stock Purchase Agreement. All Restricted Stock Awards will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer to purchase such Restricted Stock Award will terminate, unless the Committee determines otherwise.

6.2.Purchase Price. The Purchase Price for Shares issued pursuant to a Restricted Stock Award will be determined by the Committee on the date the Restricted Stock Award is granted and, if permitted by law, no cash consideration will be required in connection with the payment for the Purchase Price if the Committee provides that payment shall be in the form of services rendered. Payment of the Purchase Price must be made in accordance with Section 12 of the Plan, the Award Agreement and any procedures established by the Company.

6.3.Terms of Restricted Stock Awards. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified number of years of service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant’s Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

6.4.Termination of Service. Except as may be set forth in any Participant’s Award Agreement, vesting ceases on the date the Participant’s Service terminates (unless determined otherwise by the Committee).

7.STOCK BONUS AWARDS. A Stock Bonus Award is an award to an eligible Employee, Consultant, Director or Non-Employee Director of Shares for Services to be rendered or for past Services already rendered to the Company or any Parent, Subsidiary or Affiliate. All Stock Bonus Awards shall be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

7.1.Terms of Stock Bonus Awards. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified number of years of service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant’s Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee shall: (a) determine the restrictions to which the Stock Bonus Award is subject, including the nature, length and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors, if any, to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

7.2.Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.

7.3.Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date the Participant’s Service terminates (unless determined otherwise by the Committee).

8.STOCK APPRECIATION RIGHTS. A Stock Appreciation Right (“SAR”) is an award to an eligible Employee, Consultant, Director or Non-Employee Director that may be settled in cash, or Shares (which may consist of Restricted Stock), having a value equal to (a) the difference between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs shall be granted pursuant to an Award Agreement.

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8.1.Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR; (b) the Exercise Price and the time or times during which the SAR may be exercised and settled; (c) the consideration to be distributed on settlement of the SAR; and (d) the effect of the Participant’s termination of Service on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted, and may not be less than Fair Market Value of the Shares subject to the SAR on the date of grant. A SAR may be subject to satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length and starting date of any Performance Period for each SAR; and (ii) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

8.2.Date of Grant. The date of grant of an SAR will be the date on which the Committee authorized the grant of the SAR, or a future date specified in the authorization. The Award Agreement will be delivered to the Participant within a reasonable time after the granting of the SAR.

8.3.Exercise Period and Expiration Date. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement shall set forth the expiration date; provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 of the Plan also will apply to SARs.

8.4.Form of Settlement. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price; times (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

8.5.Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date the Participant’s Service terminates (unless determined otherwise by the Committee).

9.RESTRICTED STOCK UNITS. A Restricted Stock Unit (“RSU”) is an award to an eligible Employee, Consultant, Director or Non-Employee Director covering a number of Shares that may be settled in cash or by issuance of those Shares (which may consist of Restricted Stock). No Purchase Price shall apply to an RSU settled in Shares. All RSUs shall be made pursuant to an Award Agreement.

9.1.Terms of RSUs. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU; (b) the time or times during which the RSU may be vested and settled; (c) the consideration to be distributed on settlement; and (d) the effect of the Participant’s termination of Service on each RSU; provided that no RSU shall have a term longer than ten (10) years. An RSU may be subject to satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant’s Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length and starting date of any Performance Period for the RSU; (ii) select from among the Performance Factors to be used to measure the performance, if any; and (iii) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.

9.2.Form and Timing of Settlement. Payment of earned RSUs shall be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

9.3.Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date the Participant’s Service terminates (unless determined otherwise by the Committee).

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9.4.Dividend Equivalent Payments. The Committee may permit Participants holding RSUs to receive dividend equivalent payments on outstanding RSUs if and when dividends are paid to stockholders on Shares. In the discretion of the Committee, such dividend equivalent payments may be paid in cash or Shares and will be subject to the same vesting or performance requirements as the RSUs. If the Committee permits dividend equivalent payments to be made on RSUs, the terms and conditions for such dividend equivalent payments will be set forth in the RSU Agreement.

10.PERFORMANCE AWARDS. A Performance Award is an award to an eligible Employee, Consultant or Director that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, Shares (which may consist of, without limitation, Restricted Stock), other property or any combination thereof. Grants of Performance Awards shall be made pursuant to an Award Agreement that cites Section 10 of the Plan.

10.1.Types of Performance Awards. Performance Awards shall include Performance Shares, Performance Units and cash-settled Performance Awards as set forth in Sections 10.1(a), 10.1(b) and 10.1(c) below.

(a)Performance Shares. The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded and determine the number of Performance Shares and the terms and conditions of each such Award.

(b)Performance Units. The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded and determine the number of Performance Units and the terms and conditions of each such Award.

(c)Cash-Settled Performance Awards. The Committee may also grant cash-settled Performance Awards, designate the Participants to whom cash-settled Performance Awards are to be awarded and determine the terms and conditions of each such Award.

The amount to be paid under any Performance Award may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.

10.2.Terms of Performance Awards. Performance Awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant Performance Period. The Committee will determine, and each Award Agreement shall set forth, the terms of each Performance Award including, without limitation: (a) the amount of any cash bonus, (b) the number of Shares deemed subject to an award of Performance Shares; (c) the Performance Factors and Performance Period that shall determine the time and extent to which each award of Performance Shares shall be settled; (d) the consideration to be distributed on settlement, and (e) the effect of the Participant’s termination of Service on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (i) determine the nature, length and starting date of any Performance Period; (ii) select from among the Performance Factors to be used; and (iii) determine the number of Shares deemed subject to the award of Performance Shares. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant. Prior to settlement the Committee shall determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.

10.3.Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date the Participant’s Service terminates (unless determined otherwise by the Committee).

11.CASH AWARDS. A Cash Award (“Cash Award”) is an award not otherwise described in the Plan that is denominated in, or payable to an eligible Participant solely in, cash, as deemed by the Committee to be consistent with the purposes of the Plan. Cash Awards shall be subject to the terms, conditions, restrictions and limitations determined by the Committee, in its sole discretion, from time to time. Awards granted pursuant to this Section 11 may be granted with value and payment contingent upon the achievement of Performance Factors. All Cash Awards shall be made pursuant to an Award Agreement.

12.PAYMENT FOR SHARE PURCHASES. Payment from a Participant for Shares acquired pursuant to this Plan may be made in cash or cash equivalents or, where expressly approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):

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(a)by surrender of Shares held by the Participant that are clear of all liens, claims, encumbrances, pledges or security interests that have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which the Award will be exercised or settled; provided that such shares have been held and vested for at least six (6) months (or such other period of time as established from time to time by the Committee to avoid adverse accounting treatment);

(b)by a “net exercise” method by which the Company withholds from the delivery of the number Shares that otherwise would have been delivered by the Company on exercise of an Option the number of Shares having an aggregate Fair Market Value equal to the aggregate Exercise Price due on Option exercise;

(c)by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;

(d)by any combination of the foregoing; or

(e)by any other method of payment as is permitted by applicable law.

The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, that such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan.

13.GRANTS TO NON-EMPLOYEE DIRECTORS. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 13 may be automatically made pursuant to policy adopted by the Board, or made from time to time as determined in the discretion of the Board. No Non-Employee Director may receive Awards under the Plan with an aggregate grant date fair value that, when combined with cash compensation received for service as a Non-Employee Director, exceeds $750,000 value (described below) in a calendar year, increased to $1,000,000 in the calendar year of his or her initial services as a Non-Employee Director. Grant date fair value for purposes of Awards to Non-Employee Directors under the Plan will be determined as follows: (a) for Options and SARs, grant date fair value will be calculated using the Company’s regular valuation methodology for determining the grant date fair value of such Options or SARs for reporting purposes and (b) for all other Awards, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award as determined by the Committee. Awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was a Consultant but not a Non- Employee Director will not count for purposes of the limitations set forth in this Section 13. All Awards to Non-Employee Directors shall be made pursuant to an Award Agreement.

13.1.Eligibility. Awards pursuant to this Section 13 shall be granted only to Non-Employee Directors. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 13.

13.2.Vesting, Exercisability and Settlement. Except as set forth in Section 22, Awards shall vest, become exercisable and be settled as determined by the Board. With respect to Options and SARs, the exercise price for such Awards granted to Non-Employee Directors will not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

13.3.Election to Receive Awards in Lieu of Cash. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, if permitted, and as determined, by the Committee. Such Awards will be issued under the Plan. An election under this Section 13.3 will be filed with the Company on the form prescribed by the Company.

14.WITHHOLDING TAXES.

14.1.Withholding Generally. Prior to any relevant taxable or tax withholding events in connection with the Awards under this Plan, the Company or the Parent, Subsidiary, or Affiliate, as applicable, employing the Participant, may require the Participant to pay or make adequate arrangements satisfactory to the Company with respect to any or all applicable U.S. federal, state, local, and international income tax, social insurance, payroll tax, fringe benefits tax, payment on account and other tax-related items related to the Participant’s participation in this Plan and legally applicable to the Participant (collectively, “Tax-Related Obligations”) prior to the delivery of Shares pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Obligations. Unless otherwise determined by the Committee, the Fair Market Value of the Shares will be determined as of the date that the taxes are required to be withheld.

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14.2.Stock Withholding. The Committee, or its delegate(s), as permitted by applicable law, may, in its sole discretion and pursuant to such procedures as it may specify from time to time, require or permit a Participant to satisfy withholding obligations for such Tax-Related Obligations, in whole or in part by (without limitation) (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the Tax-Related Obligations to be withheld, (c) delivering to the Company already-owned Shares having a Fair Market Value equal to the Tax- Related Obligations to be withheld, or (d) withholding from proceeds of the sale of Shares issued pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company, provided that, in all instances, the satisfaction of the Tax-Related Obligations will not result in any adverse accounting consequence to the Company, as the Committee may determine in its sole discretion. The Company may withhold or account for these Tax-Related Obligations by considering applicable statutory withholding rates or other applicable withholding rates, including maximum rates for the applicable tax jurisdiction to the extent consistent with applicable laws. Unless otherwise determined by the Committee, the Fair Market Value of the Shares will be determined as of the date that the taxes are required to be withheld and such Shares shall be valued based on the value of the actual trade or, if there is none, the Fair Market Value of the Shares as of the previous trading day.

15.TRANSFERABILITY.

15.1.Transfer Generally. Unless determined otherwise by the Committee or pursuant to Section 16.2, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and any such sale, pledge, assignment, hypothecation, transfer or disposition shall be void and unenforceable against the Company. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee deems appropriate and such transfer will be for no consideration. All Awards shall be exercisable: (a) during the Participant’s lifetime only by (i) the Participant, or (ii) the Participant’s guardian or legal representative; (b) after the Participant’s death, by the legal representative of the Participant’s heirs or legatees; and (c) in the case of all awards except ISOs, by a Permitted Transferee.

16.PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.

16.1.Voting and Dividends. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any Dividend Equivalent Rights permitted by an applicable Award Agreement. Any Dividend Equivalent Rights will be subject to the same vesting or performance conditions as the underlying Award. In addition, the Committee may provide that any Dividend Equivalent Rights permitted by an applicable Award Agreement shall be deemed to have been reinvested in additional Shares or otherwise reinvested. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to retain or receive such Dividend Equivalent Rights with respect to Unvested Shares, and any such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Shares underlying an Award during the period beginning on the date the Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date on which the Award is exercised or settled or the date on which it is forfeited provided, that no Dividend Equivalent Right will be paid with respect to Unvested Shares, and such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. Such Dividend Equivalent Rights, if any, shall be credited to the Participant in the form of additional whole Shares as of the date of payment of such cash dividends on Shares. Notwithstanding the foregoing, in no event shall Dividend Equivalent Rights be paid with respect to Options or SARs.

16.2.Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a “Right of Repurchase”) a portion of any or all Unvested Shares held by a Participant following such Participant’s termination of Service at any time within ninety (90) days (or such longer or shorter time determined by the Committee) after the later of the date Participant’s Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant’s Purchase Price or Exercise Price, as the case may be.

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17.CERTIFICATES. All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable U.S. federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.

18.ESCROW; PLEDGE OF SHARES. To enforce any restrictions on a Participant’s Shares, the Committee may require the Participant to deposit all written or electronic certificate(s) representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificate(s). Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of Participant’s obligation to the Company under the promissory note; provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant’s Shares or other collateral. In connection with any pledge of the Shares, Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

19.REPRICING; EXCHANGE AND BUYOUT OF AWARDS. Without prior stockholder approval, the Committee may (a) reprice Options or SARs (and where such repricing is a reduction in the Exercise Price of outstanding Options or SARs, the consent of the affected Participants is not required provided written notice is provided to them, notwithstanding any adverse tax consequences to them arising from the repricing), and (b) with the consent of the respective Participants (unless not required pursuant to Section 5.9 of the Plan), pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards; provided, however, that any such repricing of an Option or SAR will only be done to the extent that it can be done without triggering adverse tax consequences pursuant to Code Section 409A.

20.SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable U.S. and foreign federal and state securities and exchange control and other laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver written or electronic certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under any state or federal or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any foreign, national or state securities laws, exchange control laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

21.NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent, Subsidiary or Affiliate or limit in any way the right of the Company or any Parent, Subsidiary or Affiliate to terminate Participant’s employment or other relationship at any time.

22.CORPORATE TRANSACTIONS.

22.1.Assumption or Replacement of Awards by Successor. In the event that the Company is subject to a Corporate Transaction, outstanding Awards acquired under the Plan shall be subject to the agreement evidencing the Corporate Transaction, which need not treat all outstanding Awards in an identical manner. Such agreement, without the Participant’s consent, shall provide for one or more of the following with respect to all outstanding Awards as of the effective date of such Corporate Transaction:

(a)The continuation of an outstanding Award by the Company (if the Company is the successor entity).

(b)The assumption of an outstanding Award by the successor or acquiring entity (if any) of such Corporate Transaction (or by its parents, if any), which assumption, will be binding on all selected Participants; provided that the Exercise Price and the number and nature of shares issuable upon exercise of any such Option or SAR, or any award that is subject to Section

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409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable.

(c)The substitution by the successor or acquiring entity in such Corporate Transaction (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding Awards (except that the Exercise Price and the number and nature of shares issuable upon exercise of any such Option or SAR, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable).

(d)The full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding Award and lapse of the Company’s right to repurchase or re-acquire shares acquired under an Award or lapse of forfeiture rights with respect to shares acquired under an Award.

(e)The settlement of the full value of such outstanding Award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a Fair Market Value equal to the required amount, followed by the cancellation of such Awards; provided however, that such Award may be cancelled if such Award has no value, as determined by the Committee, in its discretion. Subject to Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates the Award would have become exercisable or vested. Such payment may be subject to vesting based on the Participant’s continued service, provided that the vesting schedule shall not be less favorable to the Participant than the schedule under which the Award would have become vested or exercisable. For purposes of this Section 22.1(e), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

(f)The cancellation of outstanding Awards in exchange for no consideration.

The Board shall have full power and authority to assign the Company’s right to repurchase or re- acquire or forfeiture rights to such successor or acquiring entity. In addition, in the event such successor or acquiring entity (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, the Committee will notify the Participant in writing or electronically that such Award will, if exercisable, be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period. Awards need not be treated similarly in a Corporate Transaction and treatment may vary from Award to Award and/or from Participant to Participant.

22.2.Assumption/Substitution of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company’s award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards shall not be deducted from the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in a calendar year. At the consummation of the Business Combination, the Company shall substitute all BuzzFeed, Inc. equity awards under the 2015 Plan and the BuzzFeed, Inc. 2008 Stock Plan with Awards under this Plan.

22.3.Non-Employee Directors’ Awards. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors shall accelerate and such Awards shall become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

23.ADOPTION AND STOCKHOLDER APPROVAL. This Plan shall be submitted for the approval of the Company’s stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

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24.TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the date this Plan is adopted by the Board; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards. This Plan and all Awards granted hereunder shall be governed by and construed in accordance with the laws of the State of Delaware (excluding its conflict of law rules).

25.AMENDMENT OR TERMINATION OF PLAN. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan; provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval; provided further, that a Participant’s Award shall be governed by the version of this Plan then in effect at the time such Award was granted. No termination or amendment of the Plan shall affect any then- outstanding Award unless expressly provided by the Committee; in any event, no termination or amendment of the Plan or any outstanding Award may materially adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with applicable law, regulation, securities exchange listing requirement, or rule.

26.NON-EXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options and other equity awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

27.INSIDER TRADING POLICY. Each Participant who receives an Award shall comply with any policy adopted by the Company from time to time covering transactions in the Company’s securities by Employees, officers and/or Directors of the Company, as well as with any applicable insider trading or market abuse laws to which the Participant may be subject.

28.ALL AWARDS SUBJECT TO COMPANY CLAWBACK OR RECOUPMENT POLICY. All Awards shall, subject to applicable law, be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or the Committee or required by law during the term of Participant’s employment or other service with the Company that is applicable to executive officers, employees, directors or other service providers of the Company, and in addition to any other remedies available under such policy and applicable law, may require the cancelation of outstanding Awards and the recoupment of any gains realized with respect to Awards. Further, unless otherwise determined by the Committee, to the extent that a Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of an Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculation or other administrative error), the Participant shall promptly, upon notice from the Company of the overpayment, be required to repay to the Company any such excess amount.

29.DEFINITIONS. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

“Affiliate” means (a) any entity that, directly or indirectly, is controlled by, controls, or is under common control with, the Company, and (b) any entity in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

“Award” means any award under the Plan, including any Option, Performance Award, Restricted Stock, Stock Bonus, Stock Appreciation Right, or Restricted Stock Unit.

“Award Agreement” means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, and country-specific appendix thereto for grants to non-U.S. Participants, which shall be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award agreements that are not used for Insiders, the Committee’s delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

“Board” means the Board of Directors of the Company.

“Business Combination” means the business combination effected pursuant to the Business Combination Agreement.

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“Business Combination Agreement” means the Agreement and Plan of Merger, by and among BuzzFeed, Inc, the Company and certain other parties thereto, as it may be amended from time to time.

“Cause” means Participant’s (a) willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy or code of conduct; (b) commission of, or plea of guilty or no contest to, a felony or other crime involving dishonesty or moral turpitude or commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct or breach of fiduciary duty that has caused or is reasonably expected to result in material injury to the Company; (c) unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; (d) misappropriation of a business opportunity of the Company; (e) provision of material aid to a competitor of the Company; or (f) willful breach of any of his or her obligations under any written agreement or covenant with the Company, including with respect to any restrictive covenants. The determination as to whether a Participant’s Service is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s employment or consulting relationship at any time as provided in Section 21 above, and the term “Company” will be interpreted to include any Subsidiary or Parent, as appropriate. Notwithstanding the foregoing, the definition of “Cause” may, in part or in whole, be modified or replaced in each individual employment agreement, Award Agreement or other applicable agreement with any Participant, provided that such document supersedes this definition provided in the Plan.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations.

“Committee” means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

“Company” means 890 5th Avenue Partners, Inc. or any successor corporation.

“Consultant” means any natural person, including an advisor or independent contractor, engaged by the Company or a Parent, Subsidiary or Affiliate to render services to such entity.

“Corporate Transaction” means the occurrence of any of the following events:

(a)any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities; provided, however, that for purposes of this subclause (a) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction;

(b)the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(c)the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation;

(d)any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the capital stock of the Company) or

(e)a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (e), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction.

For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company. Notwithstanding the

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foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount shall become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time. Notwithstanding the foregoing, the foregoing definition of “Corporate Transaction” may, in part or in whole, be modified or replaced in each individual employment agreement, Award Agreement, or other applicable agreement with any Participant provided that such document specifically references this definition.

“Director” means a member of the Board.

“Disability” means in the case of ISOs, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

“Dividend Equivalent Right” means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash, stock or other property dividends for each Share represented by an Award held by such Participant.

“Effective Date” shall mean the closing date of the Business Combination, subject to approval of the Plan by the Company’s stockholders.

“Employee” means any person, including officers and Directors, employed by the Company or any Parent, Subsidiary or Affiliate. For the avoidance of doubt, neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company and the definition of “Employee” herein shall not include Non-Employee Directors.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended. “Exchange Program” means a program pursuant to which (a) outstanding Awards are surrendered, cancelled or exchanged for cash, the same type of Award or a different Award (or combination thereof) or (b) the Exercise Price of an outstanding Award is increased or reduced.

“Exercise Price” means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.

“Fair Market Value” means, as of any date, the value of a Share determined as follows:

(a)if the Shares are publicly traded and are then listed or admitted to trading on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Shares are listed or admitted to trading (or, if no Shares were traded on such date, on the last preceding date on which there was a sale of a Share on the exchange);

(b)if is the Shares are publicly traded but are neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices for the Shares on the last preceding date on which there was a sale of a Share on the exchange; or

(c)if none of the foregoing is applicable, by the Board or the Committee in good faith in a manner intended to satisfy the requirements of Code Section 409A or Code Section 422, if applicable.

“Insider” means an officer or director of the Company or any other person whose transactions in the Company’s common stock are subject to Section 16 of the Exchange Act.

“IRS” means the United States Internal Revenue Service.

“Non-Employee Director” means a Director who is not an Employee of the Company or any Parent, Subsidiary or Affiliate.

“Nonqualified Stock Option” means an Option that by its terms is designated as such or that otherwise does not qualify as an Incentive Stock Option.

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“Option” means an award of an option to purchase Shares pursuant to Section 5 or Section 13.

“Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

“Participant” means a person who holds an Award under this Plan.

“Performance Award” means an award covering cash, Shares or other property granted pursuant to Section 10 or Section 11 of the Plan.

“Performance Factors” means any of the factors selected by the Committee and specified in an Award Agreement, from among the following objective measures, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:

(a)	profit before tax;
(b)	billings;
(c)	revenue;
(d)	net revenue;
(e)	earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings, stock-based compensation expenses, depreciation, and amortization);
(f)	operating income;
(g)	operating margin;
(h)	operating profit;
(i)	controllable operating profit or net operating profit;
(j)	net profit;
(k)	gross margin;
(l)	operating expenses or operating expenses as a percentage of revenue;
(m)	net income;
(n)	earnings per share;
(o)	total stockholder return;
(p)	market share;
(q)	return on assets or net assets;
(r)	the Company’s stock price;
(s)	growth in stockholder value relative to a pre-determined index;

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(t)	return on equity;
(u)	return on invested capital;
(v)	cash flow (including free cash flow or operating cash flows);
(w)	cash conversion cycle;
(x)	economic value added;
(y)	individual confidential business objectives;
(z)	contract awards or backlog;

(aa) overhead or other expense reduction;

(bb) credit rating;

(cc) strategic plan development and implementation;

(dd) succession plan development and implementation;

(ee) improvement in workforce diversity;

(ff) customer indicators and/or satisfaction;

(gg) new product invention or innovation;

(hh) attainment of research and development milestones;

(ii)	improvements in productivity;

(jj) bookings;

(kk)	attainment of objective operating goals and employee metrics;

(ll) sales;

(mm) expenses;

(nn)	balance of cash, cash equivalents, and marketable securities;
(oo)	completion of an identified special project;
(pp)	completion of a joint venture or other corporate transaction;

(qq) employee satisfaction and/or retention;

(rr)	research and development expenses;
(ss)	working capital targets and changes in working capital; and
(tt)	any other metric that is capable of measurement as determined by the Committee.

The Committee may provide for one or more equitable adjustments to the Performance Factors to preserve the Committee’s original intent regarding the Performance Factors at the time of the initial award grant, such as, but not limited to, in recognition of

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unusual or non-recurring items such as acquisition- related activities or changes in applicable accounting rules. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.

“Performance Period” means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Award.

“Performance Share” means an Award granted pursuant to Section 10 of the Plan, consisting of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the instrument evidencing the Award, of such property as the Committee shall determine, including, without limitation, cash, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.

“Performance Unit” means an Award granted pursuant to Section 10 of the Plan, consisting of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.

“Permitted Transferee” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Participant, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons (or the Participant) have more than 50% of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than 50% of the voting interests.

“Plan” means this 890 5th Avenue Partners, Inc. 2021 Equity Incentive Plan, as it may be amended from time to time.

“Purchase Price” means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

“Restricted Stock Award” means an award of Shares pursuant to Section 6 or Section 13 of the Plan, or issued pursuant to the early exercise of an Option.

“Restricted Stock Unit” means an unfunded and unsecured promise, subject to certain restrictions, to deliver Shares (which may consist of Restricted Stock), cash, other securities or other property, granted pursuant to Section 9 or Section 13 of the Plan.

“SEC” means the United States Securities and Exchange Commission. “Securities Act” means the United States Securities Act of 1933, as amended.

“Service” shall mean service as an Employee, Consultant, Director or Non-Employee Director, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. An Employee will not be deemed to have ceased to provide Service in the case of any leave of absence approved by the Company. In the case of any Employee on an approved leave of absence or a reduction in hours worked (for illustrative purposes only, a change in schedule from that of full-time to part-time), the Committee may make such provisions respecting suspension of or modification to vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary or Affiliate or during such change in working hours as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. In the event of military or other protected leave, if required by applicable laws, vesting shall continue for the longest period that vesting continues under any other statutory or Company approved leave of absence and, upon a Participant’s returning from such leave, he or she shall be given vesting credit with respect to Awards to the same extent as would have applied had the Participant continued to provide Service to the Company throughout the leave on the same terms as he or she was providing Service immediately prior to such leave. An employee shall have terminated employment as of the date he or she ceases to provide Service (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and employment shall not be extended by any notice period or garden leave mandated by local law, provided, however, that a change in status between an Employee, Consultant, Director or Non-Employee Director shall not terminate the service provider’s Service, unless determined by the Committee, in its discretion or to the extent set forth in the applicable Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide Service and the effective date on which the Participant ceased to provide Service.

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“Shares” means shares of the Class A common stock of the Company and the common stock of any successor entity and any stock or other securities into which such Class A common stock may be converted or into which it may be exchanged.

“Stock Appreciation Right” means an Award granted pursuant to Section 8 of the Plan. “Stock Bonus” means an Award granted pursuant to Section 7 of the Plan.

“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

“Treasury Regulations” means regulations promulgated by the United States Treasury Department. “Unvested Shares” means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).

30.CODE SECTION 409A. This Plan and Awards granted hereunder are intended to comply with Section 409A of the Code and the Treasury Regulations and guidance promulgated thereunder (collectively, “Section 409A”) to the extent subject thereto, or otherwise be exempt from Section 409A, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Notwithstanding the foregoing, the Company does not guarantee that any payment under the Plan, any Award or Award Agreement hereunder complies with or is exempt from Section 409A. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless required by applicable law. No payment, benefit or consideration shall be substituted for an Award if such action would result in the imposition of an additional tax under Section 409A. Notwithstanding anything to the contrary in the Plan or any Award Agreement, if any provision in the Plan or an Award Agreement would result in the imposition of an additional tax under Section 409A, that Plan or Award Agreement provision or Award shall be reformed, to the extent permissible under Section 409A, to avoid the imposition of the additional tax, and no such action shall be deemed to adversely affect the Participant’s rights to an Award. In no event may any Participant, directly or indirectly, designate the calendar year of any payment to be made under this Plan or any Award Agreement hereunder which constitutes a “deferral of compensation” within the meaning of Section 409A. With respect to any Award that constitutes a “deferral of compensation” within the meaning of Section 409A, references in the Plan or any Award Agreement to “termination of service,” “termination of employment” and “termination of the Participant’s Service” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A. For purposes of Section 409A, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan or any Award Agreement granted pursuant hereto during the six-month period immediately following the Participant’s termination of Service (the “Deferred Amounts”) shall instead be paid on the first payroll date after the earlier of (i) the six-month anniversary of the Participant’s “separation from service” (as defined in Section 409A) or (ii) the Participant’s death (such date, the “Section 409A Payment Date”), with any portion of the Deferred Amounts that would otherwise be payable prior to the Section 409A Payment Date aggregated and paid in a lump sum without interest on the Section 409A Payment Date. Notwithstanding the foregoing, none of the Company, or any Parent or Subsidiary, the Committee or any of their respective executives, members, partners, directors, officers or affiliates shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A and, by accepting an Award granted hereunder, the Participant acknowledges and agrees that none of the Company, the Committee or any of their respective affiliates will have any liability to the Participant for any such tax or penalty. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan and Award (including taxes and penalties under Section 409A.

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ANNEX F

890 5TH AVENUE PARTNERS INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

1.PURPOSE. 890 5th Avenue Partners, Inc. adopted the Plan effective as of the Effective Date. The purpose of this Plan is to provide eligible Employees of the Company and the Participating Corporations with a means of acquiring an equity interest in the Company, to enhance such Employees’ sense of participation in the affairs of the Company. Capitalized terms not defined elsewhere in the text are defined in Section 28.

2.ESTABLISHMENT OF PLAN. The Company proposes to grant options to purchase Shares to eligible Employees of the Company and its Participating Corporations pursuant to this Plan. The Company intends this Plan (other than the Non-Section 423 Component) to qualify as an “employee stock purchase plan” under Section 423 of the Code (including any amendments to or replacements of such Section), and this Plan shall be so construed, although the Company makes no undertaking or representation to maintain such qualification. Any term not expressly defined in this Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. In addition, with regard to offers of options to purchase Shares under the Plan to Employees working for a Subsidiary or an Affiliate outside the United States, this Plan authorizes the grant of options under a Non-Section 423 Component that is not intended to meet Section 423 requirements, provided, to the extent necessary under Section 423 of the Code, the other terms and conditions of the Plan are met.

Subject to Section 14, a total of [•] ([•]) Shares are reserved for issuance under this Plan. In addition, on each January 1 of each of 2022 through 2031, the aggregate number of Shares reserved for issuance under the Plan shall be increased automatically by the number of shares equal to one percent (1%) of the total number of shares of all classes of Company common stock issued and outstanding on the immediately preceding December 31 (rounded down to the nearest whole share); provided, that the Board or the Committee may in its sole discretion reduce the amount of the increase in any particular year. Subject to Section 14, and notwithstanding anything herein to the contrary, no more than [•] ([•]) Shares may be issued over the term of this Plan. The number of Shares initially reserved for issuance under this Plan and the maximum number of Shares that may be issued under this Plan shall be subject to adjustments effected in accordance with Section 14. Any or all such Shares may be granted under the Section 423 Component. The Shares may be newly issued Shares, treasury Shares or Shares acquired on the open market.

3.ADMINISTRATION. The Plan will be administered by the Committee. Subject to the provisions of this Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of this Plan shall be determined by the Committee and its decisions shall be final and binding upon all eligible Employees and Participants. The Committee will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility, to designate the Participating Corporations, to determine whether Participating Corporations shall participate in the Section 423 Component or Non-Section 423 Component and to decide upon any and all claims filed under the Plan. Every finding, decision and determination made by the Committee will, to the full extent permitted by law, be final and binding upon all parties. Notwithstanding any provision to the contrary in this Plan, the Committee may adopt rules, sub-plans, and/or procedures relating to the operation and administration of the Plan designed to comply with local laws, regulations or customs or to achieve tax, securities law or other objectives for eligible Employees outside of the United States. The Committee will have the authority to determine the Fair Market Value of the Common Stock (which determination shall be final, binding and conclusive for all purposes) in accordance with Section 8 below and to interpret Section 8 of the Plan in connection with circumstances that impact the Fair Market Value. Members of the Committee shall receive no compensation for their services in connection with the administration of this Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board committees. All expenses incurred in connection with the administration of this Plan shall be paid by the Company. For purposes of this Plan, the Committee may designate separate offerings under the Plan (the terms of which need not be identical) in which eligible employees of one or more Participating Corporations will participate, and the provisions of the Plan will separately apply to each such separate offering even if the dates of the applicable Offering Periods of each such offering are identical.

To the extent permitted by Section 423 of the Code, the terms of each separate offering under the Plan need not be identical, provided that the rights and privileges established with respect to a particular offering are applied in an identical manner to all Employees of every Participating Corporation whose Employees are granted options under that particular offering. The Committee may establish rules to govern the terms of the Plan and the offering that will apply to Participants who transfer employment between the Company and Participating Corporations or between Participating Corporations, in accordance with requirements under Section 423 of the Code to the extent applicable.

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4.ELIGIBILITY. Any Employee is eligible to participate in an Offering Period under this Plan, except that one or more of the following categories of Employees may be excluded from coverage under the Plan by the Committee (other than where such exclusion is prohibited by applicable law):

(a)Employees who do not meet eligibility requirements that the Committee may choose to impose (within the limits permitted by the Code);

(b)Employees who are not employed by the Company or a Participating Corporation prior to the beginning of such Offering Period or prior to such other time period as specified by the Committee;

(c)Employees who have been employed for less than two (2) years;

(d)Employees who are customarily employed for twenty (20) or less hours per week;

(e)Employees who are customarily employed for five (5) months or less in a calendar year;

(f)(i) Employees who are “highly compensated employees” (within the meaning of Section 414(q) of the Code), or (ii) any Employees who are “highly compensated employees” with compensation above a specified level, who is an officer and/or is subject to the disclosure requirements of Section 16(a) of the Exchange Act;

(g)Employees who are citizens or residents of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (i) such Employee’s participation is prohibited under the laws of the jurisdiction governing such Employee, or (ii) compliance with the laws of the foreign jurisdiction would violate the requirements of Section 423 of the Code; and

(h)individuals who provide services to the Company or any of its Participating Corporations who are reclassified as common law employees for any reason except for federal income and employment tax purposes.

The foregoing notwithstanding, an individual shall not be eligible if his or her participation in the Plan is prohibited by the law of any country that has jurisdiction over him or her, if complying with the laws of the applicable country would cause the Plan to violate Section 423 of the Code, or if he or she is subject to a collective bargaining agreement that does not provide for participation in the Plan.

(i)No Employee who, together with any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code, owns stock or holds options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary shall be granted an option to purchase Common Stock under the Plan. Notwithstanding the foregoing, the rules of Section 424(d) of the Code shall apply in determining share ownership and the extent to which shares held under outstanding equity awards are to be treated as owned by the Employee.

5.OFFERING PERIODS.

(a)Each Offering Period of this Plan may be of up to twenty-seven (27) months duration and shall commence and end at the times designated by the Committee. Each Offering Period shall consist of one or more Purchase Periods during which Contributions made by Participants are accumulated and Plan options shall be exercised in accordance with the Plan.

6.PARTICIPATION IN THIS PLAN.

(a)An eligible Employee, determined in accordance with Section 4, may participate in this Plan, subject to the requirement of Section 6(b) hereof and the other terms and provisions of this Plan.

(b)An eligible Employee may elect to participate in this Plan and become a Participant by submitting an enrollment agreement prior to the commencement of the Offering Period (on such date as the Committee may determine) to which such agreement relates.

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(c)Once an eligible Employee becomes a Participant in an Offering Period, then such Participant will automatically participate in each subsequent Offering Period commencing immediately following the last day of the prior Offering Period at the same contribution level unless the Participant changes the contribution level, withdraws or is deemed to withdraw from this Plan or terminates further participation in an Offering Period in accordance with the Plan. A Participant who is continuing participation pursuant to the preceding sentence is not required to file any additional enrollment agreement in order to continue participation in this Plan. A Participant who is not continuing participation pursuant to the preceding sentence is required to file an enrollment agreement prior to the commencement of the Offering Period (or such earlier date as the Committee may determine) to which such agreement relates.

7.GRANT OF OPTION ON ENROLLMENT. Becoming a Participant with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such Participant of an option to purchase on the Purchase Date up to that number of Shares determined, subject to Plan limitations, by a fraction, the numerator of which is the amount accumulated in such Participant’s Contribution account during such Purchase Period and the denominator of which is the applicable Purchase Price (rounded down to the nearest whole Share); provided, however, that the number of Shares subject to any option granted pursuant to this Plan shall not exceed the lesser of (x) the maximum number of Shares set by the Committee pursuant to Section 10(b) below with respect to the applicable Purchase Date, or (y) the maximum number of Shares which may be purchased pursuant to Section 10(a) below with respect to the applicable Purchase Date.

8.PURCHASE PRICE. The Purchase Price per Share at which a Share will be sold in any Offering Period shall be eighty-five percent (85%) (or a higher percentage designated by the Committee) of the lesser of:

(a)The Fair Market Value on the Offering Date; or

(b)The Fair Market Value on the Purchase Date; provided, that the Purchase Price will in no event less be than the par value of a Share.

9.PAYMENT OF PURCHASE PRICE; CONTRIBUTION CHANGES; SHARE ISSUANCES.

(a)The Purchase Price shall be accumulated by regular payroll deductions made during each Purchase Period, unless the Committee determines that contributions may be made in another form (including but not limited to with respect to categories of Participants outside the United States that Contributions may be made in another form due to local legal requirements). The Contributions are made as a percentage of the Participant’s Compensation in one percent (1%) increments not less than one percent (1%), nor greater than fifteen percent (15%) or such lower limit set by the Committee. “Compensation” shall mean base salary or regular hourly wages; however, the Committee shall have discretion to adopt a definition of Compensation from time to time of all cash compensation reported on the Participant’s Form W-2 or corresponding local country tax return, including without limitation base salary or regular hourly wages, bonuses, incentive compensation, commissions, overtime, shift premiums, pay during leaves of absence, and draws against commissions (or in foreign jurisdictions, equivalent cash compensation). For purposes of determining a Participant’s Compensation, any election by such Participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code (or in foreign jurisdictions, equivalent deductions) shall be treated as if the Participant did not make such election. Contributions shall commence on the first payday following the beginning of any Offering Period and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in this Plan. Notwithstanding the foregoing, the terms of any sub-plan may permit matching Shares without the payment of any purchase price.

(b)A Participant may decrease the rate of Contributions during an Offering Period, or if permitted by the Committee, a Purchase Period, by filing with the Company or a third party designated by the Company a new authorization for Contributions, with the new rate to become effective no later than the second payroll period commencing after the Company’s receipt of the authorization and continuing for the remainder of the Offering Period unless changed as described below. A decrease in the rate of Contributions may be made once during an Offering Period or more frequently under rules determined by the Committee. A Participant may increase or decrease the rate of Contributions for any subsequent Offering Period by filing with the Company or a third party designated by the Company a new authorization for Contributions prior to the beginning of such Offering Period, or such other time period as specified by the Committee.

(c)A Participant may reduce his or her Contribution percentage to zero during an Offering Period by filing with the Company or a third party designated by the Company a request for cessation of Contributions. Such reduction shall be effective beginning no later than the second payroll period after the Company’s receipt of the request and no further Contributions will be made for the duration of the Offering Period. Contributions credited to the Participant’s account prior to the effective date of the

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request shall be used to purchase Shares in accordance with Subsection (e) below. A reduction of the Contribution percentage to zero shall be treated as such Participant’s withdrawal from such Offering Period and the Plan, effective as of the day after the next Purchase Date following the filing date of such request with the Company.

(d)All Contributions made for a Participant are credited to his or her book account under this Plan and are deposited with the general funds of the Company, except to the extent local legal restrictions outside the United States require segregation of such Contributions. No interest accrues on the Contributions, except to the extent required due to local legal requirements. All Contributions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such Contributions, except to the extent necessary to comply with local legal requirements outside the United States.

(e)On each Purchase Date, so long as this Plan remains in effect and provided that the Participant has not submitted a signed and completed withdrawal form before that date which notifies the Company that the Participant wishes to withdraw from that Offering Period under this Plan and have all Contributions accumulated in the account maintained on behalf of the Participant as of that date returned to the Participant, the Company shall apply the funds then in the Participant’s account to the purchase of whole Shares reserved under the option granted to such Participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The Purchase Price per share shall be as specified in Section 8 of this Plan. Any fractional share, as calculated under this Subsection (e), shall be rounded down to the next lower whole share, unless the Committee determines with respect to all Participants that any fractional share shall be credited as a fractional share. Any amount remaining in a Participant’s account on a Purchase Date which is less than the amount necessary to purchase a full share of the Common Stock shall be carried forward without interest into the next Purchase Period; however, the Committee may from time to time provide that such amounts shall be refunded without interest (except to the extent necessary to comply with local legal requirements outside the United States). In the event that this Plan has been oversubscribed, all funds not used to purchase Shares on the Purchase Date shall be returned to the Participant, without interest (except to the extent required due to local legal requirements outside the United States). No Common Stock shall be purchased on a Purchase Date on behalf of any Employee whose participation in this Plan has terminated prior to such Purchase Date, except to the extent required due to local legal requirements outside the United States.

(f)As promptly as practicable after the Purchase Date, the Company shall issue Shares for the Participant’s benefit representing the Shares purchased upon exercise of his or her option.

(g)During a Participant’s lifetime, his or her option to purchase Shares hereunder is exercisable only by him or her. The Participant will have no interest or voting right in Shares covered by his or her option until such option has been exercised and the Shares have been issued.

(h)To the extent required by applicable federal, state, local or foreign law, a Participant shall make arrangements satisfactory to the Company and the Participating Corporation employing the Participant for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company or any Subsidiary or Affiliate, as applicable, may withhold, by any method permissible under the applicable law, the amount necessary for the Company or Subsidiary or Affiliate, as applicable, to meet applicable withholding obligations, including any withholding required to make available to the Company or Subsidiary or Affiliate, as applicable, any tax deductions or benefits attributable to the sale or early disposition of Shares by a Participant. The Company shall not be required to issue any Shares under the Plan until such obligations are satisfied.

10.LIMITATIONS ON SHARES TO BE PURCHASED.

(a)Any other provision of the Plan notwithstanding, no Participant shall purchase Common Stock with a Fair Market Value in excess of the following limit:

(i)In the case of Common Stock purchased during an Offering Period that commenced in the current calendar year, the limit shall be equal to (A) $25,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased in the current calendar year (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary).

(ii)In the case of Common Stock purchased during an Offering Period that commenced in the immediately preceding calendar year, the limit shall be equal to (A) $50,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary) in the current calendar year and in the immediately preceding calendar year.

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For purposes of this Subsection (a), the Fair Market Value of Common Stock shall be determined in each case as of the beginning of the Offering Period in which such Common Stock is purchased. Employee stock purchase plans not described in Section 423 of the Code shall be disregarded. If a Participant is precluded by this Subsection (a) from purchasing additional Common Stock under the Plan, then his or her Contributions shall automatically be discontinued and shall automatically resume at the beginning of the earliest Purchase Period that will end in the next calendar year (if he or she then is an eligible Employee), provided that when the Company automatically resumes such Contributions, the Company must apply the rate in effect immediately prior to such suspension.

(b)In no event shall a Participant be permitted to purchase more than 2,500 Shares on any one Purchase Date or such lesser number as the Committee shall determine. If a lower limit is set under this Subsection (b), then all Participants will be notified of such limit prior to the commencement of the next Offering Period for which it is to be effective.

(c)If the number of Shares to be purchased on a Purchase Date by all Participants exceeds the number of Shares then available for issuance under this Plan, then the Company will make a pro rata allocation of the remaining Shares in as uniform a manner as shall be reasonably practicable and as the Committee shall determine to be equitable. In such event, the Company will give notice of such reduction of the number of Shares to be purchased under a Participant’s option to each Participant affected.

(d)Any Contributions accumulated in a Participant’s account which are not used to purchase Shares due to the limitations in this Section 10, and not covered by Section 9(e), shall be returned to the Participant as soon as practicable after the end of the applicable Purchase Period, without interest (except to the extent required due to local legal requirements outside the United States).

11.WITHDRAWAL.

(a)Each Participant may withdraw from an Offering Period under this Plan pursuant to a method specified for such purpose by the Company. Such withdrawal may be elected at any time prior to the end of an Offering Period, or such other time period as specified by the Committee.

(b)Upon withdrawal from this Plan, the accumulated Contributions shall be returned to the withdrawn Participant, without interest (except to the extent required due to local legal requirements outside the United States), and his or her interest in this Plan shall terminate. In the event a Participant voluntarily elects to withdraw from this Plan, he or she may not resume his or her participation in this Plan during the same Offering Period, but he or she may participate in any Offering Period under this Plan which commences on a date subsequent to such withdrawal by filing a new authorization for Contributions in the same manner as set forth in Section 6 above for initial participation in this Plan.

(c)To the extent applicable, if the Fair Market Value on the Offering Date of the current Offering Period in which a participant is enrolled is higher than the Fair Market Value on the Offering Date of any subsequent Offering Period, the Company will, if determined by the Committee, automatically enroll such participant in the subsequent Offering Period. Any funds accumulated in a Participant’s account prior to the Offering Date of such subsequent Offering Period will be applied to the purchase of Shares on the Purchase Date immediately prior to the Offering Date of such subsequent Offering Period, if any.

12.TERMINATION OF EMPLOYMENT. If Participant’s employment terminates for any reason, including retirement, death, disability, or the failure of a Participant to remain an eligible Employee of the Company or of a Participating Corporation, the Participant will immediately cease participation in this Plan (except as required due to local legal requirements outside the United States). In such event, accumulated Contributions credited to the Participant’s account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest (except to the extent required due to local legal requirements outside the United States). For purposes of this Section 12, an Employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Participating Corporation in the case of sick leave, military leave, or any other leave of absence approved by the Company; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local law.

13.RETURN OF CONTRIBUTIONS. In the event a Participant’s interest in this Plan is terminated by withdrawal, termination of employment or otherwise, or in the event this Plan is terminated by the Board, the Company shall deliver to the Participant all accumulated Contributions credited to such Participant’s account. No interest shall accrue on the Contributions of a Participant in this Plan (except to the extent required due to local legal requirements outside the United States).

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14.CAPITAL CHANGES. If the number or class of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then the Committee shall adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of Shares covered by each option under the Plan which has not yet been exercised, and the numerical limits of Section 2 shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with the applicable securities laws; provided that fractions of a share will not be issued.

15.NONASSIGNABILITY. Neither Contributions credited to a Participant’s account nor any rights with regard to the exercise of an option or to receive Shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 below) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.

16.USE OF PARTICIPANT FUNDS AND REPORTS; STOCKHOLDER RIGHTS. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be required to segregate Participant Contributions (except to the extent required due to local legal requirements outside the United States). Until Shares are issued, Participants will only have the rights of an unsecured creditor unless otherwise required under local law. Each Participant shall receive, or have access to, promptly after the end of each Purchase Period a report of his or her account setting forth the total Contributions accumulated, the number of Shares purchased, the per share price thereof and the remaining cash balance, if any, carried forward to the next Purchase Period or Offering Period, as the case may be. Until the Shares are issued, a Participant will have no right to vote or receive dividends and no other stockholder rights will exist with respect to the Shares.

17.NOTICE OF DISPOSITION. Each U.S. taxpayer Participant shall notify the Company in writing if the Participant disposes of any of the Shares purchased in any Offering Period pursuant to this Plan if such disposition occurs within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased (the “Notice Period”). The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing Shares acquired pursuant to this Plan requesting the Company’s transfer agent to notify the Company of any transfer of the Shares. The obligation of the Participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

18.NO RIGHTS TO CONTINUED EMPLOYMENT. Neither this Plan nor the grant of any option hereunder shall confer any right on any Employee to remain in the employ of the Company or any Participating Corporation or restrict the right of the Company or any Participating Corporation to terminate such Employee’s employment.

19.EQUAL RIGHTS AND PRIVILEGES. Notwithstanding anything herein to the contrary, all eligible Employees granted an option under the Section 423 Component of this Plan shall have equal rights and privileges with respect to this Plan or within any separate offering under the Plan so that this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of this Plan which is inconsistent with Code Section 423 or any successor provision, without further act or amendment by the Company, the Committee or the Board, shall be reformed to comply with the requirements of Code Section 423 (unless such provision applies exclusively to options granted that are not intended to comply with Section 423 requirements). This Section 19 shall take precedence over all other provisions in this Plan.

20.NOTICES. All notices or other communications by a Participant to the Company under or in connection with this Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21.TERM; STOCKHOLDER APPROVAL. This Plan shall be approved by the stockholders of the Company, in a manner that complies with Treasury Regulation Section 1.423-2(c), within twelve (12) months before or after the date this Plan is adopted by the Board. Subject to the foregoing, the Plan will become effective on the Effective Date. No purchase of Shares that are subject to such stockholder approval before becoming available under this Plan shall occur prior to stockholder approval of such Shares and the Board or Committee may delay any Purchase Date and postpone the commencement of any Offering Period subsequent to such Purchase Date as deemed necessary or desirable to obtain such approval (provided that if a Purchase Date would occur more than six (6) months after commencement of the Offering Period to which it relates, then such Purchase Date shall not occur and instead such Offering Period shall terminate without the purchase of such Shares and Participants in such Offering Period shall be refunded their Contributions without interest). This Plan shall continue until the earlier to occur of (a) termination of this Plan by the Board (which termination may be effected by the Board at any time pursuant to Section 25 below), (b) issuance of all of the Shares reserved for issuance under this Plan, or (c) the tenth anniversary of the Effective Date.

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22.DESIGNATION OF BENEFICIARY.

(a)If authorized by the Committee, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under this Plan in the event of such Participant’s death prior to a Purchase Date. Such form shall be valid only if it was filed with the Company at the prescribed location before the Participant’s death.

(b)If authorized by the Company, such designation of beneficiary may be changed by the Participant at any time by written notice filed with the Company at the prescribed location before the Participant’s death. If no such beneficiary has been designated (to the knowledge of the Company), then, in the event of the death of a Participant the Company, in its discretion, may deliver such cash to the Participant’s estate or legal heirs, or if no such estate or legal heirs are known to the Company, then to the Participant’s spouse or, if no estate, legal heir, or spouse is known to the Company, then to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

23.CONDITIONS UPON ISSUANCE OF SHARES; LIMITATION ON SALE OF SHARES. Shares shall not be issued with respect to an option unless (i) the requirements of Section 9(h) have been satisfied and (ii) the exercise of such option and the issuance and delivery of such Shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the U.S. Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed, exchange control restrictions and/or securities law restrictions outside the United States, and shall be further subject to the approval of counsel for the Company with respect to such compliance. Shares may be held in trust or subject to further restrictions as permitted by any subplan.

24.APPLICABLE LAW. The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of Delaware.

25.AMENDMENT OR TERMINATION. The Committee, in its sole discretion, may amend, suspend or terminate the Plan, or any part thereof, at any time and for any reason. Unless otherwise required by applicable law, if the Plan is terminated, the Committee, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of Shares on the next Purchase Date (which may be sooner than originally scheduled, if determined by the Committee in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 14). If an Offering Period is terminated prior to its previously- scheduled expiration, all amounts then credited to Participants’ accounts for such Offering Period, which have not been used to purchase Shares, shall be returned to those Participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable. Further, the Committee will be entitled to change the Purchase Periods and Offering Periods, limit the frequency and/or number of changes in the amount contributed during an Offering Period or Purchase Period, as applicable, establish the exchange ratio applicable to amounts contributed in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the administration of the Plan, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts contributed from the Participant’s Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable which are consistent with the Plan. Such actions will not require stockholder approval or the consent of any Participants. However, no amendment shall be made without approval of the stockholders of the Company (obtained in accordance with Section 21 above) within twelve (12) months of the adoption of such amendment (or earlier if required by Section 21) if such amendment would: (a) increase the number, or change the type, of Shares that may be issued under this Plan; or (b) change the Plan in any manner that would be considered the adoption of a new plan within the meaning of Treasury Regulation Section 1.423-2(c)(4). In addition, in the event the Board or Committee determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board or Committee may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequences including, but not limited to: (i) amending the definition of Compensation, including with respect to an Offering Period underway at the time; (ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price; (iii) shortening any Offering Period, including an Offering Period underway at the time of the Committee’s action, by setting a new Purchase Date; (iv) reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and (v) reducing the maximum number of Shares a Participant may purchase during any Offering Period. Such modifications or amendments will not require approval of the stockholders of the Company or the consent of any Participants.

26.CORPORATE TRANSACTIONS. In the event of a Corporate Transaction, the Offering Period for each outstanding right to purchase Common Stock will be shortened by setting a new Purchase Date and will end on the new Purchase Date. The new

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Purchase Date shall occur on or prior to the consummation of the Corporate Transaction, as determined by the Board or Committee, and the Plan shall terminate on the consummation of the Corporate Transaction.

27.CODE SECTION 409A; TAX QUALIFICATION.

(a)Options granted under the Plan generally are exempt from the application of Section 409A of the Code and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be exempt from Section 409A. However, options granted to U.S. taxpayers which are not intended to meet the Code Section 423 requirements are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. Subject to Subsection (b), options granted to U.S. taxpayers outside of the Code Section 423 requirements shall be subject to such terms and conditions that will permit such options to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the Shares subject to an option be delivered within the short-term deferral period, and any ambiguities shall be construed and interpreted in accordance with that intent. Subject to Subsection (b), in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Committee determines that an option or the exercise, payment, settlement or deferral thereof is subject to Section 409A of the Code, the option shall be granted, exercised, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding the foregoing, none of the Company, or any Parent or Subsidiary, the Committee or any of their respective executives, members, partners, directors, officers or affiliates shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A and, by becoming a Plan Participant, the Participant acknowledges and agrees that none of the Company, the Committee or any of their respective affiliates will have any liability to the Participant for any such tax or penalty.

(b)Although the Company may endeavor to (i) qualify an option for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Subsection (a). The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

28.DEFINITIONS.

“Affiliate” means any entity, other than a Subsidiary or Parent, (i) that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (ii) in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

“Board” means the Board of Directors of the Company.

“Business Combination” means the business combination effected pursuant to the Business Combination Agreement.

“Business Combination Agreement” means the means the Agreement and Plan of Merger, by and among BuzzFeed, Inc., the Company and certain other parties thereto, as it may be amended from time to time.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and any successor thereto.

“Committee” shall mean the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

“Company” shall mean 890 5th Avenue Partners, Inc. or any successor corporation.

“Contributions” means payroll deductions taken from a Participant’s Compensation and used to purchase Shares under the Plan and, to the extent payroll deductions are not permitted by applicable laws (as determined by the Committee in its sole discretion) contributions by other means, provided, however, that allowing such other contributions does not jeopardize the qualification of the Plan as an “employee stock purchase plan” under Code Section 423.

“Corporate Transaction” means

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(a)any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities; provided, however, that for purposes of this subclause (a) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction;

(b)the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(c)the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation;

(d)any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the capital stock of the Company) or

(e)a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (e), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction.

For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company. Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount shall become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time.

“Effective Date” means the closing date of the Business Combination.

“Employee” means any person who renders services to the Company or a Parent or Subsidiary of the Company that is a Participating Corporation, or solely for purposes of the Non-Section 423 Component, an Affiliate of the Company that is a Participating Corporation, as an employee pursuant to an employment relationship with such employer. For purposes of the Plan with respect to any Section 423 Component, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved the Company or a Participating Corporation that meets the requirements of Treasury Regulation Section 1.421-1(h)(2). With respect to any Section 423 Component, where the period of leave exceeds three (3) months, and the individual’s right to reemployment is not provided by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period. The Committee shall have discretion to determine whether the employment relationship shall continue intact with respect to any leaves of absence with respect to any non-Section 423 Component, except as otherwise required by applicable laws.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of a share of Common Stock determined as follows:

(a)if the Shares are publicly traded and are then listed or admitted to trading on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Shares are listed or admitted to trading (or, if no Shares were traded on such date, on the last preceding date on which there was a sale of a Share on the exchange);

f-9

(b)if the Shares are publicly traded but are neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices for the Shares on the last preceding date on which there was a sale of a Share on the exchange; or

(c)if none of the foregoing is applicable, by the Board or the Committee in good faith in a manner intended to satisfy the requirements of Code Section 409A or Code Section 422, if applicable.

“Non-Section 423 Component” means the part of the Plan which is not intended to meet the requirements set forth in Section 423 of the Code.

“Notice Period” means within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such Shares were purchased.

“Offering Date” means the first business day of each Offering Period.

“Offering Period” means a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Committee pursuant to Section 5(a).

“Parent” shall have the same meaning as “parent corporation” in Code Section 424(e).

“Participant” means an eligible Employee who meets the eligibility requirements set forth in Section 4 and who elects to participate in this Plan pursuant to Section 6(b).

“Participating Corporation” means any Parent, Subsidiary or Affiliate that the Committee designates from time to time as eligible to participate in this Plan. For purposes of the Section 423 Component, only the Parent and Subsidiaries may be Participating Corporations, provided, however, that at any given time a Parent or Subsidiary that is a Participating Corporation under the Section 423 Component shall not be a Participating Corporation under the Non-Section 423 Component. The Committee may provide that any Participating Corporation shall only be eligible to participate in the Non-Section 423 Component.

“Plan” means this 890 5th Avenue Partners, Inc. 2021 Employee Stock Purchase Plan, as may be amended from time to time.

“Purchase Date” means the last business day of each Purchase Period.

“Purchase Period” means a period during which Contributions may be made toward the purchase of Common Stock under the Plan, as determined by the Committee pursuant to Section 5(b).

“Purchase Price” means the price at which Participants may purchase Shares under the Plan, as determined pursuant to Section 8.

“Section 423 Component” means the part of the Plan, which excludes the Non-Section 423 Component, pursuant to which options to purchase Shares under the Plan that satisfy the requirements for “employee stock purchase plans” set forth in Section 423 of the Code may be granted to eligible employees.

“Shares” means shares of the Class A common stock of the Company and the common stock of any successor entity and any stock or other securities into which such common stock may be converted or into which it may be exchanged.

“Subsidiary” shall have the same meaning as “subsidiary corporation” in Code Section 424(f).

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ANNEX G

VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/ENFA2021SM You may attend the Meeting via the Internet and vote during the Meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. 890 5TH AVENUE PARTNERS, INC. 14 ELM PLACE, SUITE 206 RYE, NY 10580 TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D61173-TBD 890 5TH AVENUE PARTNERS, INC. THE BOARD OF DIRECTORS OF 890 5TH AVENUE PARTNERS, INC. RECOMMENDS A VOTE “FOR” PROPOSAL NOS. 1, 2, 3, 4, 5, 6, 7, AND 8. 1. The Business Combination Proposal — to consider and vote upon a proposal to adopt the agreement and plan of merger, dated June 24, 2021, by and among 890 5th Avenue Partners, Inc. (“890”), Bolt Merger Sub I, Inc., a wholly-owned subsidiary of 890 (“Merger Sub”), Bolt Merger Sub II, Inc., a wholly-owned subsidiary of 890 (“Merger Sub II”) and BuzzFeed, Inc. (“BuzzFeed”) (as may be amended and/or restated from time to time, the “Merger Agreement”) and approve the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into BuzzFeed (the “Merger”), with BuzzFeed being the surviving corporation of the Merger (the “Surviving Entity”). Immediately after the Merger, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger,” and together with the Merger, the “Two-Step Merger”), with Merger Sub II being the surviving company of the Second Merger (we refer to the Two-Step Merger and the other transactions contemplated by the Merger Agreement, including the acquisition of CM Partners, LLC, a Delaware limited liability company, and its direct, wholly-owned subsidiary, Complex Media, Inc., a Delaware corporation, by the surviving entity of the Two-Step Merger, as the “Business Combination” and we refer to this proposal to approve the Business Combination as the “Business Combination Proposal”); The Organizational Documents Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved: (i) the proposed second amended and restated certificate of incorporation of 890 (the “Proposed Charter”), which will replace 890’s amended and restated certificate of incorporation, dated January 11, 2021, and (ii) the proposed second amended and restated Bylaws of 890 (the “Proposed Bylaws”), which will replace 890’s amended and restated Bylaws, dated January 11, 2021, which Proposed Charter and Proposed Bylaws will be in effect upon Closing (we refer to this proposal as the “Organizational Documents Proposal”); The Advisory Charter Amendment Proposals — to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with the United States Securities and Exchange Commission requirements; For Against Abstain For ! Against ! Abstain ! 4. The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Organizational Documents Proposal are approved, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of (i) shares of New BuzzFeed Class A common stock, the New BuzzFeed Class B common stock, and the New BuzzFeed Class C common stock pursuant to the terms of the Merger Agreement, (ii) shares of New BuzzFeed Class A common stock pursuant to the C Acquisition Purchase Agreement, and (iii) shares of New BuzzFeed Class A common stock to the Note Investors upon conversion of certain convertible notes issued pursuant to Note Subscription Agreements entered into with the Note Investors prior to Closing (we refer to this proposal as the “Stock Issuance Proposal”) (capitalized but undefined terms as defined in the accompanying proxy statement/prospectus); ! ! ! 2. 5. The Director Election Proposal — a proposal to elect, assuming the Business Combination Proposal, the Organizational Documents Proposal, and the Stock Issuance Proposal are all approved and adopted, seven directors to New BuzzFeed’s board of directors, with each Class I director having a term that expires at New BuzzFeed’s 2022 annual meeting of stockholders, each Class II director having a term that expires at New BuzzFeed’s 2023 annual meeting of stockholders, and each Class III director having a term that expires at New BuzzFeed’s 2024 annual meeting of stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death (we refer to this proposal as the “Director Election Proposal”); ! ! ! 3. Class I Nominees: ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! 3a. Advisory Charter Amendment Proposal A — to change 890’s name to “BuzzFeed, Inc.”; [TBD] 3b. Advisory Charter Amendment Proposal B — to increase the total number of authorized shares of all classes of capital stock, par value $0.001 per share, from (a) 525,000,000 shares of common stock, including 500,000,000 shares of Class A common stock and 25,000,000 shares of Class F common stock and (b) 5,000,000 shares of preferred stock, to 780,000,000 shares of common stock, par value $0.0001 per share, including 700,000,000 shares of Class A common stock, 20,000,000 shares of Class B common stock and 10,000,000 shares of Class C common stock, and 50,000,000 shares of preferred stock, par value $0.0001 per share; [TBD] Class II Nominees: [TBD] ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! 3c. Advisory Charter Amendment Proposal C — to eliminate certain provisions specific to 890’s status as a blank check company [TBD] Class III Nominees: 3d. Advisory Charter Amendment Proposal D — to create a classified Board with three classes, each serving for a three-year term; [TBD] 3e. Advisory Charter Amendment Proposal E — to eliminate the rights and privileges of Class F common stock; [TBD] 3f. Advisory Charter Amendment Proposal F — to create a class B common stock with different super-voting rights; 6. The Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal and the Director Election Proposal are approved, the 2021 equity incentive plan (the “Incentive Plan”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex E, including the authorization of the initial share reserve under the Incentive Plan (we refer to this proposal as the “Incentive Plan Proposal”); 3g. Advisory Charter Amendment Proposal G — to create a Class C common stock with no voting rights and timed restriction on conversion rights; 7. The Employee Stock Purchase Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Director Election Proposal, the Incentive Plan Proposal are approved, the 2021 employee stock purchase plan (the “Employee Stock Purchase Plan”) and material terms thereunder (the “Employee Stock Purchase Plan Proposal”). A copy of the Employee Stock Purchase Plan is attached to the accompanying proxy statement/prospectus as Annex F; and ! ! ! 3h. Advisory Charter Amendment Proposal H — to eliminate the ability of stockholders to act by written consent; 3i. Advisory Charter Amendment Proposal I — to remove the provision renouncing the corporate opportunity doctrine; 8. The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal, the Director Election Proposal, and the Employee Stock Purchase Plan Proposal would not be duly approved by our stockholders or we determine that one or more of the Closing (as defined in the accompanying proxy statement/prospectus) conditions under the Merger Agreement is not satisfied or waived. ! ! ! 3j. Advisory Charter Amendment Proposal J — to require a supermajority vote consisting of two-thirds of outstanding shares of New BuzzFeed capital stock for removal of directors for cause; 3k. Advisory Charter Amendment Proposal K — to increase the required voting thresholds to two-thirds of outstanding shares of New BuzzFeed capital stock to approve amendments to the bylaws and amendments to certain provisions of the certificate of incorporation; and 3l. Advisory Charter Amendment Proposal L — to require the approval by affirmative vote of holders of at least 75% of the voting power of New BuzzFeed’s then-outstanding shares of Class A common stock, voting separately as a single class, and the affirmative vote of holders of at least 75% of the voting power of New BuzzFeed’s then-outstanding shares of Class B common stock, voting separately as a single class, to amend or repeal, or to adopt any provision inconsistent with, Article IV(3) or Article XI(2) of the Proposed Charter. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature [PLEASE SIGN WITHIN BOX] Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of the Stockholders: The notice of special meeting of the stockholders and the accompanying proxy statement/prospectus is available at www.proxyvote.com. D61174-TBD 890 5TH AVENUE PARTNERS, INC. Special Meeting of Stockholders [TBD], 2021 This proxy is solicited by the Board of Directors The undersigned hereby appoint(s) [TBD], or the Chairperson of the special meeting of the stockholders, which we refer together as “Proxies”, and each of them independently, with full power of substitution as proxies to vote the shares that the undersigned is entitled to vote, which we refer to as the “Shares”, at the special meeting of the stockholders of 890 5TH AVENUE PARTNERS, INC., a Delaware corporation, at [TBD], New York City time, on [TBD], 2021 via live webcast at www.virtualshareholdermeeting.com/ENFA2021SM, or at such other time, on such other date and at such other place to which the meeting may be adjourned. Such Shares shall be voted as indicated with respect to the proposals listed on the reverse side and, unless such authority is withheld on the reverse side hereof, the Proxies’ discretion on such other matters as may properly come before the special meeting of the stockholders or any adjournment thereof. The undersigned acknowledges receipt of the accompanying proxy statement/prospectus and revokes all prior proxies for said special meeting of the stockholders. THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF YOU RETURN A SIGNED AND DATED PROXY CARD BUT NO DIRECTION IS MADE, THE SHARES WILL BE VOTED “FOR” THE PROPOSALS SET FORTH ON THE REVERSE SIDE. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. Continued and to be signed on reverse side

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, the Current Charter provides that a director will not be personally liable to 890 or 890’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to 890 or 890’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

The Current Charter provides that 890 will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

890 has entered into indemnification agreements with each of its current directors and executive officers. These agreements require 890 to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to 890, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Proposed Charter will provide for indemnification of New BuzzFeed’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and the Proposed Bylaws will provide for indemnification of New BuzzFeed’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, New BuzzFeed will have entered into indemnification agreements with directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New BuzzFeed, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.     Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement:

Exhibit	Description

2.1

Agreement and Plan of Merger, dated as of June 24, 2021, by and among 890 5th Avenue Partners, Inc., Bolt Merger Sub I, Inc., Bolt Merger Sub II, Inc., and BuzzFeed, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A).

2.2†***	Membership Interest Purchase Agreement, dated as of March 27, 2021, by and among BuzzFeed, Inc., CM Partners, LLC, Complex Media, Inc., Verizon CMP Holdings LLC and HDS II, Inc.
2.3*	Amendment No. 1 to the Membership Interest Purchase Agreement, dated as of June 24, 2021, by and among BuzzFeed, Inc., CM Partners, LLC, Complex Media, Inc., Verizon CMP Holdings LLC and HDS II, Inc.
3.1*	Certificate of Incorporation of 890 5th Avenue Partners, Inc., (incorporated by reference to Exhibit 3.1 of 890’s Form S-1 (File No. 333-251650), filed with the SEC on December 23, 2020).
3.2*	Bylaws of 890 5th Avenue Partners, Inc. (incorporated by reference to Exhibit 3.3 of 890’s Amendment No. l1 to Form S-1 (File No. 333-251650), filed with the SEC on January 6, 2021).
3.3	Form of New BuzzFeed Proposed Charter (included as Annex B to this proxy statement/prospectus).
3.4	Form of New BuzzFeed Proposed Bylaws (included as Annex C to this proxy statement/prospectus).
4.1	Specimen Common Stock Certificate.
4.2**	Form of Indenture between Registrant and Wilmington Savings Fund Society, FSB as Trustee
5.1	Opinion of BraunHagey & Borden LLP as to the validity of the securities being registered.
8.1	Opinion of Fenwick & West LLP regarding certain federal income tax matters.
8.2	Opinion of Orrick, Herrington & Sutcliffe LLP regarding certain federal income tax matters.
10.1	Form of New BuzzFeed 2021 Equity Incentive Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex E).
10.2

Form of Note Subscription Agreement, dated June 24, 2021, by and between 890 5th Avenue Partners, Inc., and the undersigned subscriber party thereto (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex D).

10.3*	Form of Amended and Restated Registration Rights Agreement.
10.4*	Form of BuzzFeed Stockholder Support Agreement.
10.5*	Sponsor Support Agreement, dated as of June 24, 2021, by and between the Sponsor, BuzzFeed, Inc., 890 5th Avenue Partners, Inc. and the other parties thereto.
10.6*	Lease, dated December 16, 2014, by and between BuzzFeed, Inc. and 225 Fourth, LLC.
10.7	2021 Employee Stock Purchase Plan (included as Annex F to this proxy statement/prospectus).
10.8	Eighth Amended and Restated Investor Rights Agreement, dated as of June 24, 2021, by and among BuzzFeed and the other parties thereto.
10.9*	Holder Voting Agreement, dated July 21, 2021, by and among BuzzFeed, Inc., Jonah Peretti, John Johnson III, and Johnson BF, LLC.
10.10*	Form of Voting Agreement (incorporated by reference to Exhibit 4.1 of 890’s Form 8-K (File No. 001-39877), filed with the SEC on June 24, 2021).
10.11*	Offer Letter, dated August 8, 2018, by and between BuzzFeed, Inc. and Rhonda Powell.
10.12*	Offer Letter, dated October 4, 2012, by and between BuzzFeed, Inc. and Phuong Dao Nguyen.
10.13*	Escrow Agreement, dated June 24, 2021, by and among NBCUniversal Media, LLC, Jonah Peretti, Jonah Peretti LLC and PNC Bank, National Association, as escrow agent.
10.14*†***	Binding Term Sheet, dated June 23, 2021, by and between NBCUniversal Media, LLC and BuzzFeed, Inc.
10.15†	Loan and Security Agreement between BuzzFeed, Inc., the Borrowers thereto, the Guarantors thereto and White Oak Commercial Finance, LLC, dated December 30, 2020.
23.1	Consent of Marcum LLP, independent registered public accounting firm for 890 5th Avenue Partners, Inc.
23.2	Consent of Deloitte & Touche LLP, independent registered accounting firm for BuzzFeed, Inc.

Exhibit	Description

23.3	Consent of PricewaterhouseCoopers LLP, independent accountants for CM Partners, LLC.
23.4	Consent of BraunHagey & Borden LLP (included in Exhibit 5.1 ).
23.5	Consent of Fenwick & West LLP (included in Exhibit 8.1 hereto).
23.6	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 8.2 hereto).
24.1*	Power of Attorney (included on signature page to the proxy statement/prospectus which forms part of this registration statement).
99.1*	Consent of Adam Rothstein to be named as director.
99.2*	Consent of Greg Coleman to be named as director.
99.3*	Consent of Janet Rolle to be named as director.
99.4*	Consent of Joan Amble to be named as director.
99.5*	Consent of Jonah Peretti to be named as director.
99.6*	Consent of Patrick Kerins to be named as director.
99.7	Consent of Angela Acharia to be named as director.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†     Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*     Previously filed.

**   To be filed by amendment.

*** Registrant has omitted portions of the exhibit as permitted under Item 601(b)(1) of Regulation S-K.

Item 22.     Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
ii.	To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of proxy statement/prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(8)	That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of October, 2021.

890 5TH AVENUE PARTNERS, INC.

/s/ Adam Rothstein
Name: Adam Rothstein
Title: Executive Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Adam Rothstein	Executive Chairman and Director	October 1, 2021
Adam Rothstein

*	Chief Executive Officer and Director	October 1, 2021
Emiliano Calemzuk	(Principal Executive Officer)

*	Chief Financial Officer and Chief Operating Officer	October 1, 2021
Michael Del Nin	(Principal Financial and Accounting Officer)

*	Director	October 1, 2021
Linda Yaccarino

*	Director	October 1, 2021
Kelli Turner

*	Director	October 1, 2021
Scott Flanders

*	Director	October 1, 2021
Jon Jashni

*By:	/s/ Adam Rothstein
Adam Rothstein
Attorney-in-Fact